As filed with the Securities and Exchange Commission on April 29, 2026
1933 Act File
No.
333-211845
1940 Act File
No.
811-23159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2
REGISTRATION STATEMENT
UNDER

SECURITIES ACT OF 1933	☒
Pre-Effective Amendment	☐
Post-Effective Amendment No. 25	☒
and/or
REGISTRATION STATEMENT
UNDER

INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 28	☒
(Check appropriate box or boxes)

Apollo Diversified Credit Fund
(Exact Name of Registrant as Specified in Charter)

Apollo Global Management, Inc.
9 West 57th Street
,
New York
New York
10019
(Address of Principal Executive Offices)
212
-
515-3200
(Registrant’s Telephone Number, including Area Code)

Copies of information to:
Ryan P. Brizek, Esq.
Debra Sutter, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001

Approximate date of proposed public offering:
As soon as practicable after the effective date of this registration statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act
The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)
☒	on May 1, 2026 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on pursuant to paragraph (a)
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:     .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:     .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:     .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS
May 1, 2026
Apollo Diversified Credit Fund
Class A Shares (CRDTX), Class C Shares (CGCCX) and Class L Shares (CRDLX) of Beneficial Interest
$2,500 minimum purchase for regular accounts
$1,000 minimum purchase for retirement plan accounts
Class I Shares (CRDIX)
$1,000,000 minimum initial investment

Apollo Diversified Credit Fund (the “Fund”) is a continuously offered, diversified, closed-end
management investment company that is operated as an interval fund.
This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class A, Class C, Class I and Class L Statement of Additional Information (“SAI”) dated May 1, 2026, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o ALPS Fund Services, Inc., 1290 Broadway, Suite 1000, Denver, CO 80203, or by calling toll-free
1-888-926-2688.
The table of contents of the SAI appears on page 1
31
 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports and other information about the Fund or make shareholder inquiries by calling
1-888-926-2688
or by visiting www.apollo.com/adcf. The SAI, material incorporated by reference and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.
Investment Objective.
The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.
Summary of Investment Strategy.
The Fund pursues its investment objective through a “multi-asset” approach across both private and public credit markets. With access to the broad spectrum of the credit platform of Apollo Global Management, Inc. (together with its consolidated subsidiaries, “Apollo”), the Fund employs a dynamic asset allocation process, investing across a range of credit strategies in an effort to generate attractive risk-adjusted returns, including but not limited to corporate direct lending, asset-backed finance and performing credit. The Fund’s allocation across each of these investment strategies may vary from time to time. The Fund will invest, under normal market conditions, at least 80% of its Managed Assets (as defined herein) in debt securities, including, but not limited to, credit related investments such as fixed income securities (investment grade debt and high-yield debt), floating rate securities (senior loans or structured credit) and other debt instruments and in derivatives (futures, forward contracts, foreign currency exchange contracts, call and put options, selling or purchasing credit default swaps, and total return swaps) and other instruments that have economic characteristics similar to such securities or investments.
Risks.
Investing in the Fund involves a high degree of risk. In particular:

•	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

•	The Fund will ordinarily accrue and pay distributions from its net investment income, if any, once a quarter; however, the amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital.

•
The Fund may invest in collateralized loan obligations (“CLOs”). CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. The risks of investing in CLOs depend largely on the tranche invested in and the type of underlying debts and loans in the tranche of the CLO, in which the Fund invests. The Fund invests in CLOs without regard to tranche. CLOs also carry risks including, but not limited to, interest rate risk and credit risk.

•
Investors will pay offering expenses and, with regard to those share classes that impose a front-end
sales load, a sales load of up to 5.75%. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

•
The Fund’s shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares. Thus, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value (“NAV”), and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risk Factors” below in this prospectus.

The Adviser.
The Fund’s investment adviser is Apollo Capital Credit Adviser, LLC (the “Adviser”), an SEC registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an affiliate of Apollo.
The
Sub-Adviser.
The Adviser has engaged Apollo Credit Management, LLC (the
“Sub-Adviser”),
an SEC registered investment adviser under the Advisers Act, to manage the Fund’s investment portfolio. The
Sub-Adviser
is an affiliate of Apollo. Founded in 1990, Apollo is a high-growth, global alternative asset manager and retirement services provider. Apollo conducts its business primarily in the U.S. through the following three reportable segments: Asset Management, Retirement Services and Principal Investing. These business segments are differentiated based on the investment services they provide as well as varying investing strategies. Through its asset management business, Apollo raises, invests and manages funds, accounts and other vehicles, on behalf of some of the world’s most prominent pension, endowment and sovereign wealth funds and insurance companies, as well as other institutional and individual investors. Apollo’s retirement services business is conducted by Athene Holding Ltd. (together with its subsidiaries, “Athene”), a leading financial services company that specializes in issuing, reinsuring and acquiring retirement savings products for the increasing number of individuals and institutions seeking to fund retirement needs. As of December 31, 2025, Apollo had total assets under management (“AUM”) of $938 billion and a team of 6,140 employees, including 2,010 employees of Athene and 600 employees of Bridge Investment Group Holdings Inc.
Apollo manages the leading alternative credit business with $749 billion in credit AUM and more than 590 investment professionals across an array of corporate, asset-backed and insurance-related investment strategies. The Fund benefits from its affiliation with Apollo as a scaled direct lending platform with over $450 billion of dedicated corporate credit AUM. Apollo’s corporate credit business dates back over twenty years, with a heritage as one of the largest managers of syndicated loans. Over the course of decades, Apollo has built incumbency with thousands of leveraged loan issuers, many of which are backed by the largest blue-chip private equity sponsors. Today, Apollo has established over 4,000 lending relationships. Incumbency and scale enable Apollo to source and deliver attractive lending opportunities for its investor clients. In 2025, Apollo and its affiliates originated $60 billion in direct lending transactions.

By collaborating across disciplines, with each business unit contributing to, and drawing from, Apollo’s shared information and experience, Apollo believes the Fund is well-positioned to invest across asset classes. Apollo’s investment philosophy is centered on the ethos that “purchase price matters,” allocating capital to the best risk- reward investment opportunities throughout market and economic cycles. Apollo’s focus on alternative asset investing seeks to deliver excess return per unit of risk at all points across the investment spectrum. Investors in the Fund’s shares also benefit from significant alignment of interest with Apollo since, through Athene, Apollo is often among the largest investors in its own funds, including direct lending funds which co-invest
alongside the Fund.
Securities Offered.
The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class A shares, Class C shares, Class I shares and Class L shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its distributor, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, an unlimited number of shares of beneficial interest, at NAV plus the applicable sales load, if any. As of March 31, 2026, the Fund’s NAV per share was $22.45 for Class A shares, $22.44 for Class C shares, $22.44 for Class I shares and $22.44 for Class L shares. As of March 31, 2026, there were 2,800,230 Class A shares outstanding, 3,533,678 Class C shares outstanding, 65,904,893 Class I shares outstanding and 772,567 Class L shares outstanding. The maximum front-end
sales load is 5.75% of the amount invested for Class A shares and 4.25% of the amount invested for Class L shares, while Class C shares and Class I shares are not subject to front-end
sales loads. The minimum initial investment by a shareholder for Class A shares, Class C shares and Class L shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments in such classes of shares may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The minimum initial investment for Class I shares is $1,000,000, while subsequent investments may be made in any amount. The Fund offers Class F and Class M shares through separate prospectuses. The Fund reserves the right to waive the investment minimums. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly. During the continuous offering, shares will be sold at the NAV of the Fund next determined plus the applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended.
Class A shares and Class L shares:

Share Class	Offering Price	Maximum Sales Load	Proceeds to the Fund
Class A	Current NAV plus sales load	5.75%	$ amount invested at current NAV less applicable sales load
Class L	Current NAV plus sales load	4.25%	$ amount invested at current NAV less applicable sales load
Class C shares and Class I shares:

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV	None	$ amount invested at current NAV
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

i

PROSPECTUS SUMMARY
This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”
The Fund
The Fund is a continuously offered, diversified,
closed-end
management investment company. See “The Fund.” The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of each class of shares at that class of shares’ NAV, which will be calculated on a daily basis. See “Quarterly Repurchases of Shares,” and “Determination of Net Asset Value.”
Investment Objective and Policies
The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.
The Fund pursues its investment objective through a “multi-asset” approach across both private and public credit markets. With access to the broad spectrum of Apollo’s credit platform, the Fund employs a dynamic asset allocation process, investing across a range of credit strategies in an effort to generate attractive risk-adjusted returns, including but not limited to corporate direct lending, asset-backed finance and performing credit. The Fund’s allocation across each of these investment strategies may vary from time to time.

•
The corporate direct lending strategy targets large scale private corporate origination and sponsor-backed issuers utilizing Apollo’s proprietary sourcing channel, primarily focused on first lien, senior secured and unitranche loans. This may include opportunities within credit secondaries and middle market direct lending.

•
The asset-backed finance strategy focuses on agile deployment of capital into origination and proprietary sourcing channels across a broad mandate of asset-backed investments, with focus on investments collateralized by tangible assets.

•	The performing credit strategy focuses on liquid, performing senior secured corporate credit, with flexibility to deploy contingent capital opportunistically during periods of market dislocation.
In executing its multi-asset approach, the Fund will pursue a credit strategy focusing on high conviction credit opportunities and investment themes, including high-yield bonds, senior loans (including covenant-lite loans), structured credit and convertibles, inclusive of publicly traded and private companies. High-conviction opportunities are investment opportunities that fall within the Fund’s investment strategy, which are identified by the
Sub-Adviser
using its holistic,
bottom-up
proprietary research and credit analysis, including analysis of fundamental, valuation, technical and other market factors. Generally, “high conviction” refers to investments that the Fund may hold in smaller numbers and for longer periods than a fund that invests more broadly and for shorter periods, or that seeks to track an index.
The Fund will seek to invest tactically across credit strategies employed by the
Sub-Adviser
in order to capitalize on both near and longer-term relative value opportunities. The Fund intends to identify relative value opportunities by assessing an investment based on the risk reward relationship along with the interaction between a variety of differentiating factors: income, maturity, seniority, structure, collateral, liquidity, geopolitical, and other relevant factors.
The Fund believes that by leveraging Apollo’s extensive history and expertise investing across the spectrum of credit, as well as the incumbency afforded by the broad reach of its approximately $749 billion credit platform as of December 31, 2025, the Fund is well-positioned to capitalize on a continually evolving market landscape and dynamically pivot to the most attractive risk-adjusted investment opportunities.
The Fund, the Adviser and certain affiliates received an exemptive order from the SEC on May 14, 2025 that permits the Fund, among other things, to co-invest
with other funds and accounts managed by the Adviser or its affiliates, subject to certain conditions (the “Order”). Certain types of negotiated co-investments
may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board of Trustees (the “Board” or “Trustees”), including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”), has approved co-investment
policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted policies and procedures (the “Adviser Allocation Policy”) which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Fund may determine to participate or not to participate, depending on whether the
Sub-Adviser
determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the
Sub-Adviser
determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.
Subsidiaries
Certain investments of the Fund will be held in single-asset subsidiaries controlled by the Fund (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund may also execute a portion of its strategy by investing in a wholly-owned and controlled Cayman subsidiary (the “Cayman Subsidiary”) subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. In addition, the Fund will engage in bank borrowings through two wholly-owned and controlled domestic subsidiaries (the “Financing Subsidiaries”; together with the Single-Asset Subsidiaries and the Cayman Subsidiary, the “Subsidiaries”), each of which acts as the borrower of a revolving credit facility. The Financing Subsidiaries are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are the principal investment strategies and principal investment risks of the Fund as reflected in this prospectus. The financial statements of the Subsidiaries are consolidated with those of the Fund.
For purposes of the Fund’s 80% Policy (as defined below), the Fund aggregates direct investments with investments held by its wholly-owned and controlled Subsidiaries.
Leverage and Credit Facilities
The Fund and/or its Financing Subsidiaries utilize leverage, including borrowing from banks in an amount of up to 33 1/3% of the Fund’s consolidated assets (defined as net assets plus borrowing for investment purposes). The Fund and its Financing Subsidiaries are authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Financing Subsidiaries have each entered into a revolving credit facility (the “Credit Facilities”) on behalf of the Fund for the purpose of investment purchases and other liquidity measures, subject to the limitations of the Investment Company Act of 1940, as amended (the “1940 Act”) for borrowings. The Credit Facilities are secured by all of the assets held by the Financing Subsidiaries.
In addition, the Fund has entered into a committed facility arrangement through BNP Paribas Prime Brokerage International, Ltd. (“BNP”) (the “BNP Credit Facility”) which provides the Fund with the ability to borrow funds in U.S. dollars and certain agreed upon foreign currencies, subject to the limitations of the 1940 Act for borrowings. As collateral for the BNP Credit Facility, the Fund grants the lender a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts. The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.
The Fund may also use leverage in the form of the issuance of preferred shares, but does not currently intend to do so. The Board may authorize the issuance of preferred shares without the approval of common shareholders; however, the Fund is not currently authorized to issue preferred shares. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Fund’s common shareholders, and these costs and expenses may be significant.
Other investments held by the Fund may also expose the Fund to leverage, which is excluded from the 33 1/3% limitation noted above. In addition, the Fund’s investments in certain derivatives may be viewed as a form of leverage.
To finance investments, the Fund may securitize certain of its secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments.
The SAI contains a list of all of the fundamental and
non-fundamental
investment policies of the Fund, under the heading “Investment Objective and Policies.”
Investment Strategy
The Fund will invest, under normal market conditions, at least 80% of its Managed Assets in debt securities, including, but not limited to, credit-related investments such as fixed income securities (investment grade debt and high-yield debt), floating rate securities (senior loans or structured credit) and other debt instruments and in derivatives (futures, forward contracts, foreign currency exchange contracts, call and put options, selling or purchasing credit default swaps, and total return swaps) and other instruments that have economic characteristics similar to such securities or investments (the “80% Policy”). The Fund may invest in investment grade and below investment grade rated debt instruments and securities of sovereign and quasi-sovereign issuers, including debt issued by national, regional or local governments and other agencies. The Fund may invest in securities denominated in U.S. dollars or in other foreign currencies.
The Fund may change the 80% Policy without shareholder approval. The Fund will provide shareholders with written notice at least sixty (60) days prior to the implementation of any such changes.
“Managed Assets” means net assets plus the amount of any borrowings and the liquidation preference of any preferred shares that may be outstanding.
The
Sub-Adviser’s
credit platform encompasses a broad array of credit strategy groups that invest in public and private corporate credit instruments across the liquidity spectrum, including high yield bonds and “structured credit.” High-yield bonds are also referred to as “below investment grade rated securities” or “junk bonds,” as described in this prospectus. Structured credit may include CLOs, commercial mortgage-backed securities (“CMBS”) and other asset-backed securities.

The Fund intends to invest primarily in U.S. markets, but will also target European and certain other developed markets based on liquidity and other relative value considerations.
To the extent consistent with the applicable liquidity requirements for interval funds under Rule
23c-3
of the 1940 Act, the Fund may invest without limit in illiquid investments.
It is expected that the Fund normally will have a short average portfolio duration (i.e., within a 1
1
/
2
to
3-year
range), as calculated by the
Sub-Adviser,
although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. While the Fund seeks to maintain a short average portfolio duration, there is no limit on the maturity or duration of any individual security in which the Fund may invest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates.
Some of the credit instruments in which the Fund invests may be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit investments rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high-yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.
Investment Adviser
The Adviser was formed in 2016, commenced operations in 2017, and is registered as an investment adviser with the SEC pursuant to the provisions of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an affiliate of Apollo.
Sub-Adviser
The Adviser has engaged Apollo Credit Management, LLC (the
“Sub-Adviser”),
an SEC registered investment adviser pursuant to the provisions of the Advisers Act, to manage the Fund’s investment portfolio. The
Sub-Adviser
is an affiliate of Apollo.
The Fund and the
Sub-Adviser
have also entered into an Administration Agreement (the “Affiliate Administration Agreement”), pursuant to which the
Sub-Adviser
will be entitled to reimbursement by the Fund of the
Sub-Adviser’s
cost of providing the Fund with certain
non-advisory
services. If the
Sub-Adviser
engages any persons (including
sub-administrators)
or any of its affiliates, including persons who are officers of the Fund, to provide accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund at the request of the Fund, the Fund will reimburse the
Sub-Adviser
for its costs in providing such accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board.
Fees and Expenses
The Adviser and the Fund have entered into an expense limitation and reimbursement agreement with respect to Class A, Class C, Class I, Class L and Class M shares (the “Expense Limitation Agreement”) and a separate agreement with respect to Class F shares (the “Class F Expense Limitation Agreement” and together with the

Expense Limitation Agreement, the “Expense Limitation Agreements”). Pursuant to the Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or to reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to the extent that such expenses exceed, per annum, 2.25% of Class A average daily net assets, 3.00% of Class C average daily net assets, 2.00% of Class I average daily net assets and 2.50% of Class L average daily net assets (along with the respective expense limitations for each of the Fund’s other classes of shares as discussed in this prospectus, an “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the respective Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Adviser has approved the continuance of the Expense Limitation Agreement through at least April 30, 2027, unless and until the Board approves its modification or termination upon written notice to the Adviser. The Expense Limitation Agreement may be renewed for consecutive twelve-month periods provided that the Adviser specifically approves such continuance at least annually. The Expense Limitation Agreements may be terminated only by the Board on written notice to the Adviser and will automatically terminate at such time as the Investment Advisory Agreement (as defined herein) between the Fund and the Adviser is terminated. See “Management of the Fund.”
Administrator and Accounting Agent
ALPS Fund Services, Inc. (“ALPS” or the “Administrator”) serves as the Fund’s Administrator and accounting agent. See “Management of the Fund.”
Transfer Agent
SS&C GIDS, Inc. (“SS&C” or “Transfer Agent”) serves as the Fund’s transfer agent. See “Management of the Fund.”
Distribution Fees
Class C and Class L shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to Class C and Class L shares. The Distribution Fee is payable on a monthly basis. Class A and Class I shares are not subject to a Distribution Fee. See “Plan of Distribution.”
Closed-End Fund Structure
Closed-end
funds differ from mutual funds in that
closed-end
funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end
fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end
funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows,
although not subject to the continuous
out-flows.
See “Quarterly Repurchases of Shares.”
Share Classes
The Fund offers multiple different classes of shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class A, Class C, Class I and Class L shares of the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.
The Fund offers Class F and Class M shares through separate prospectuses, which are subject to different sales loads and ongoing fees and expenses. Class F shares are no longer offered except for reinvestment of dividends.
Each investor’s financial considerations are different. You should consult with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.
Investor Suitability
An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.
Repurchases of Shares
The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity is provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”
Summary of Risks
Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”
Risks Related to an Investment in the Fund
Investment and Market Risk.
An investment in the Fund’s common shares (“Common Shares”) is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s Common Shares represents an indirect investment in the Fund’s portfolio of debt instruments, other securities, and derivative investments, and the value of these investments may fluctuate, sometimes rapidly and unpredictably. At any point in time an investment in the Fund’s Common Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.

All investments involve risks, including the risk that the entire amount invested may be lost. No guarantee or representation is made that the Fund’s investment objectives will be achieved. The Fund may utilize investment techniques, such as leverage and swaps, which can in certain circumstances increase the adverse impact to which the Fund’s investment portfolio may be subject.
Repurchase Offers Risks.
The Fund is an interval fund and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct repurchase offers of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. The Fund has in the past received, and may in the future receive, repurchase requests that exceed the limits of a quarterly repurchase offer, and the Fund has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash, cash from the sale of Common Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance.
General Market Conditions Risk.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of the global credit markets, periods of reduced liquidity, greater volatility, general volatility of credit spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global credit market conditions have episodically adversely affected the market values of equity, fixed-income and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.
Portfolio Turnover Risk.
The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 100% under normal circumstances.
Anti-Takeover Provisions.
The Fund’s Declaration of Trust (the “Declaration of Trust”) includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end
status. See “Anti-Takeover Provisions in the Declaration of Trust.”
Market Disruptions.
The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships (on which the
Sub-Adviser
bases a number of its trading positions) become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk
strategies performing with unprecedented volatility and risk.
Trade Negotiations and Related Government Actions.
In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.
There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict the Fund’s portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact the Fund.
Highly Volatile Markets.
The prices of financial instruments in which the Fund may invest can be highly volatile. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.
Credit Facilities.
In the event the Fund defaults under a credit facility or other borrowings, the Fund’s business could be adversely affected as it may be forced to sell a portion of its investments quickly and prematurely at what may be disadvantageous prices to the Fund in order to meet its outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on the business of the Fund, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of the Fund’s assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on the business of the Fund, financial condition, results of operations and cash flows.
Rehypothecated Securities Risk
. In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continues to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability of the Fund to achieve its investment objective.
Shareholders May Experience Dilution.
All distributions declared in cash payable to shareholders that are participants in the Fund’s distribution reinvestment plan will generally be automatically reinvested in its Common Shares. As a result, shareholders that do not participate in the distribution reinvestment plan may experience dilution over time.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses.
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Declaration of Trust provides that the Fund’s Trustees will not be liable to the Fund or its shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, the Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Operational Risk.
The Fund depends on the
Sub-Adviser
to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in the Fund’s operations, can cause the Fund to suffer financial loss, the disruption of its business, liability to clients or third parties, regulatory intervention or reputational damage. The Fund’s business is highly dependent on its ability to process, on a daily basis, a large number of transactions across numerous and diverse markets. Consequently, the Fund relies heavily on its financial, accounting and other data processing systems. The ability of its systems to accommodate an increasing volume of transactions could also constrain the Fund’s abilities to properly manage its portfolios. Shareholders are generally not notified of the occurrence of an error or the resolution of any error. Generally, the
Sub-Adviser
and its affiliates will not be held accountable for such errors, and the Fund may bear losses resulting from such errors.
Allocation Risk.
The ability of the Fund to achieve its investment objective depends, in part, on the ability of the
Sub-Adviser
to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
Issuer Risk.
The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons, which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.
Management Risk.
The NAV of the Fund changes daily based on the performance of the securities in which it invests. The
Sub-Adviser’s
judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.
Correlation Risk.
The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Distribution Policy Risk
. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.
Risks Related to the Fund’s Investments
Loans Risk.
Under normal market conditions, the Fund will invest in loans. The loans that the Fund may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may also be unrated. Loans are subject to a number of risks described elsewhere in this prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Investments in Bank Loans and Participations.
The investment portfolio of the Fund may include bank loans and participations. The special risks associated with investing in these obligations include: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws; (ii) environmental liabilities that may arise with respect to collateral securing the obligations; (iii) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; (iv) limitations on the ability of the Fund or the
Sub-Adviser
to directly enforce any of their respective rights with respect to participations; and (v) generation of income that is subject to U.S. federal income taxation as income effectively connected with a U.S. trade or business.
Senior Loans Risk.
Senior secured loans are usually rated below investment grade or may also be unrated. As a result, the risks associated with senior secured loans are similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities. As a result, the
Sub-Adviser
will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the
Sub-Adviser.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Subordinated Loans or Securities.
Certain of the Fund’s investments may consist of loans or securities, or interests in pools of securities that are subordinated or may be subordinated in right of payment and ranked junior to other securities issued by, or loans made to obligors. If an obligor experiences financial difficulty, holders of its more senior securities will be entitled to payments in priority to the Fund. Some of the Fund’s asset-backed investments may also have structural features that divert payments of interest and/or principal to more senior classes of loans or securities backed by the same assets when loss rates or delinquency exceed certain levels. This may interrupt the income the Fund receives from its investments, which may lead to the Fund having less income to distribute to investors.
In addition, many of the obligors are highly leveraged and many of the Fund’s investments will be in securities which are unrated or rated below investment grade. Such investments are subject to additional risks, including an increased risk of default during periods of economic downturn, the possibility that the obligor may not be able to meet its debt payments and limited secondary market support, among other risks.
Loans to Private Companies.
Loans to private and middle-market companies involve risks that may not exist in the case of large, more established and/or publicly traded companies.
Below Investment Grade, or High-Yield, Instruments Risk.
The Fund anticipates that it may invest substantially all of its assets in instruments that are rated below investment grade. Below investment grade instruments are commonly referred to as “junk” or high-yield instruments and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Lower grade instruments may be particularly susceptible to economic downturns, which could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon, increase the incidence of default for such instruments and severely disrupt the market value of such instruments.
Valuation Risk.
Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for most of the Fund’s investments to trade. The Fund’s investments generally trade on an
“over-the-counter”
market which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund is less than the value of such loans or fixed-income instruments carried on the Fund’s books.
Liquidity Risk.
To the extent consistent with the applicable liquidity requirements for interval funds under Rule
23c-3
of the 1940 Act, the Fund may invest in securities that, at the time of investment, are illiquid (determined using the SEC’s standard applicable to registered investment companies, i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). However, securities that cannot be disposed of within seven days due solely to applicable laws or the
Sub-Adviser’s
compliance policies and procedures will not be subject to the limitations set forth above. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.
Failure of Financial Institutions and Sustained Financial Market Illiquidity.
The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or its portfolio companies have a commercial relationship could adversely affect, among other things, the Fund and/or its portfolio companies’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms. The Fund’s direct origination platform generally focuses on mature companies backed by well-funded large sponsors (e.g., private equity firms), typically with significant equity capital invested. In the event a portfolio company, or potential portfolio company, has a commercial relationship with a bank that has failed or is otherwise distressed, such portfolio company may experience delays or other issues in meeting certain obligations or consummating transactions.
Temporary Defensive Strategies.
From time to time, the Fund may temporarily depart from its principal investment strategies as a defensive measure when the
Sub-Adviser
anticipates unusual market or other conditions. When a temporary defensive posture is believed by the
Sub-Adviser
to be warranted (“temporary defensive periods”), the Fund may without limitation hold cash or invest its Managed Assets in money market instruments and repurchase agreements in respect of those instruments. The money market instruments in which the Fund may invest are obligations of the U.S. government, its agencies or instrumentalities; commercial paper rated
A-1
or higher by Standard & Poor’s or
Prime-1
by Moody’s; and certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation. During temporary defensive periods, the Fund may also invest to the extent permitted by applicable law in shares of money market mutual funds. Money market mutual funds are investment companies and the investments in those companies by the Fund are in some cases subject to applicable law. To the extent that the Fund invests defensively, it may not achieve its investment objective.
Credit Risk.
Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. In addition, the Fund may enter into credit derivatives which may expose it to additional risk in the event that the instruments underlying the derivatives default.
Interest Rate Risk.
The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. The debt capital that will be available to the Fund in the future, if at all, may be impacted by changes in and uncertainty surrounding interest rates. Depending on the interest rate environment and general state of credit markets, potential debt capital may be available only at a higher cost and on terms and conditions less favorable than what the Fund has historically experienced. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.
U.S. Debt Ceiling and Budget Deficit Risks
. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments could cause interest rates and borrowing costs to rise, which may negatively impact the ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Structured Products Risk.
The Fund may invest up to 30% of its Managed Assets in structured products, including CLOs, floating rate mortgage-backed securities and credit linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
Covenant-Lite Loans Risk.
Covenant-lite loans contain fewer maintenance covenants than other types of loans, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.
Collateralized Debt Obligation (“CDO”)
Securities.
CDO securities generally are limited-recourse obligations of the issuer thereof payable solely from the underlying securities of such issuer or proceeds thereof. Consequently, holders of CDO securities must rely solely on distributions on the underlying securities or proceeds thereof for payment in respect thereof. If distributions on the underlying securities are insufficient to make payments on the CDO securities, no other assets will be available for payment of the deficiency and following realization of the underlying assets, the obligations of such issuer to pay such deficiency will be extinguished. Such underlying securities may consist of high-yield debt securities, loans, structured finance securities and other debt instruments, generally rated below investment grade (or of equivalent credit quality) except for structured finance securities. High-yield debt securities are generally unsecured (and loans may be unsecured) and may be subordinated to certain other obligations of the issuer thereof. The lower rating of high-yield debt securities and below investment grade loans reflects a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions or both may impair the ability of the issuer to make payments of principal or interest. Such investments may be speculative.
Privacy and Data Security Laws.
Many jurisdictions in which the Fund and its portfolio companies operate have laws and regulations relating to data privacy, cyber security and protection of personal information. If the Fund or the
Sub-Adviser
fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause investors and clients to lose confidence in the effectiveness of the Fund’s security measures.
Leverage Risk.
Under current market conditions, the Fund generally intends to utilize leverage in an amount up to 33 1/3% of the Fund’s Managed Assets principally through borrowings. In the future, the Fund may elect to utilize leverage in an amount up to 50% of the Fund’s total assets through the issuance of preferred shares. Leverage may result in greater volatility of the NAV and distributions on the Common Shares because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from borrowings or the issuance of preferred shares, if any, are borne entirely by common shareholders.
Derivatives Risk.
The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by common shareholders.
The Fund relies on certain exemptions in Rule
18f-4
to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940

Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on the exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule
18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
Unless the Fund qualifies as a “limited derivatives user” as defined in Rule
18f-4,
the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
Counterparty Risk.
The Fund is subject to credit risk with respect to the counterparties to its derivatives contracts (whether a clearing corporation in the case of exchange-traded instruments or a hedge counterparty in the case of over-the-counter
instruments) purchased by the Fund. Counterparty risk is the risk that the other party in a derivative transaction will not fulfill its contractual obligation.
Legislation and Regulatory Risk.
The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the Commodity Futures Trading Commission (the “CFTC”), the SEC, the Federal Reserve, the European Union (the “EU”) or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.
Commodities Regulation.
CFTC Rule 4.5 permits investment advisers to registered investment companies to claim an exclusion from the definition of “commodity pool operator” under the Commodity Exchange Act (the “CEA”) with respect to a fund, provided certain requirements are met. In order to permit the Adviser to claim this exclusion with respect to the Fund, the Fund limits its transactions in certain futures, options on futures and swaps deemed “commodity interests” under CFTC rules (excluding transactions entered into for “bona fide hedging purposes,” as defined under CFTC regulations) such that either: (i) the aggregate initial margin and premiums required to establish such futures, options on futures and swaps do not exceed 5% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions; or (ii) the aggregate net notional value of such futures, options on futures and swaps does not exceed 100% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions. In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets. Accordingly, the Fund is not subject to regulation under the CEA or otherwise regulated by the CFTC. If the Adviser was unable to claim the exclusion with respect to the Fund, the Adviser would become subject to registration and regulation as a commodity pool operator, which would subject the Adviser and the Fund to additional registration and regulatory requirements and increased operating expenses.
Swap Risk.
The Fund may also invest in credit default swaps, total return swaps and interest rate swaps. Such transactions are subject to market risk, liquidity risk, risk of default by the other party to the transaction, known as “counterparty risk,” and risk of imperfect correlation between the value of such instruments and the underlying assets and may involve commissions or other costs.
Credit Derivatives Risk.
The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. Credit derivatives are transactions between two parties which are designed to isolate and transfer the credit risk associated with a third party (the “reference entity”). Credit derivative transactions in their most common form consist of credit default swap transactions under which one party (the “credit protection buyer”) agrees to make one or more payments in exchange for the other party’s (the “credit protection seller”) obligation to assume the risk of loss if an agreed-upon “credit event” occurs with respect to the reference entity. Credit events are specified in the contract and are intended to identify the occurrence of a significant deterioration in the creditworthiness of the reference entity (e.g., a default on a material portion of its outstanding obligations or a bankruptcy or, in some cases, a restructuring of its debt).
Prepayment Risk.
During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to shareholders. This is known as prepayment or “call” risk.
Inflation/Deflation Risk.
Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions on the Common Shares can decline.
In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Economic activity has continued to accelerate across sectors and regions. Nevertheless, global supply chain issues have led, and may in the future lead, to a rise in energy prices. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.
Non-U.S.
Instruments Risk.
The Fund may invest in
non-U.S.
instruments.
Non-U.S.
investments involve certain risks not typically associated with investing in the United States. Generally, there is less readily available and reliable information about
non-U.S.
issuers or borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The cost of servicing external debt will also generally be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates which are adjusted based upon international interest rates. Because
non-U.S.
instruments may trade on days when the Fund’s Common Shares are not priced, the Fund’s NAV may change at times when Common Shares cannot be sold.

Foreign Currency Risk.
Because the Fund may invest its Managed Assets in securities or other instruments denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of instruments held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of instruments denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The
Sub-Adviser
may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. See “Risk Factors—Swap Risk.” The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.
Repurchase Agreements Risk.
Subject to its investment objective and policies, the Fund may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future. The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation.
Reverse Repurchase Agreements Risk.
The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities.
Operational, Artificial Intelligence, and Cybersecurity Risk.
The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders. With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. The Adviser and Sub-Adviser may
also utilize artificial intelligence (“AI”) in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the Adviser’s and Sub-Adviser’s business
operations.
Additional Capital.
The Fund’s portfolio companies may require additional financing to satisfy their working capital requirements, capital expenditure and acquisition and financing strategies. The amount of additional financing needed will depend upon the maturity and objectives of the particular portfolio company. If the funds provided are not sufficient, such portfolio company may have to raise additional capital at a price unfavorable to existing investors, including the Fund.
Uncertain Exit Strategies.
Due to the illiquid nature of many of the investments which the Fund expects to make, the
Sub-Adviser
is unable to predict with confidence what, if any, exit strategies will ultimately be available for any given core position.
Investment and Trading Risk.
All investments in securities risk the loss of capital. The
Sub-Adviser
believes that the Fund’s investment program and research techniques moderate this risk through a careful selection of securities and other financial instruments. No guarantee or representation is made that the Fund’s program will be successful.
Hedging Policies/Risks.
In connection with certain investments, the Fund may employ hedging in support of financing techniques or that is designed to reduce the risks of adverse movements in interest rates, securities prices, commodities prices and currency exchange rates, as well as other risks, and portfolio companies themselves may also utilize hedging techniques. While such transactions may reduce certain risks, such transactions themselves may entail certain other risks, including counterparty default, convergence and other related risks. Thus, while the Fund may benefit from the use of these hedging mechanisms, unanticipated changes in interest rates, securities prices, commodities prices or currency exchange rates or other events related to hedging activities may result in a poorer overall performance for the Fund than if it or its portfolio companies had not entered into such hedging transactions.
Investments in Equity Securities Generally.
The Fund may hold investments in equity securities and equity security-related derivatives. Investments in equity securities of small or medium-sized
market capitalization companies will have more limited marketability than the securities of larger companies. In addition, securities of smaller companies may have greater price volatility.
Portfolio Borrower and Seller Fraud; Breach of Covenant.
The Fund may acquire investments having structural, covenant and other contractual terms providing adequate downside protection, but there can be no assurance that such features and terms will achieve their desired effect and potential investors should regard an investment in the Fund as being speculative and having a high degree of risk. Of paramount concern in acquiring an investment is the possibility of material misrepresentation or omission on the part of the seller, the borrower thereunder (the “Portfolio Borrower”) or other credit support providers, or breach of covenant by any such parties. Such inaccuracy or incompleteness or breach of covenants may adversely affect the valuation of the collateral underlying the loans or the ability of lenders to perfect or effectuate a lien on the collateral securing the loan or the Fund’s ability to otherwise realize on or avoid losses in respect of the investment. The Fund will rely upon the accuracy and completeness of representations made by any such parties to the extent reasonable, but cannot guarantee such accuracy or completeness.
Fund’s Income.
The Fund’s income may at times be variable. For example, there may be times when the Fund holds instruments that are junior to other instruments and as a result of limited cash flow, the Fund receives little or no income. A wide range of factors may adversely affect an obligor’s ability to make repayments, including adverse changes in the financial condition of such obligor or the industries or regions in which it operates; the obligor’s exposure to counterparty risk; systemic risk in the financial system and settlement; changes in law or taxation; changes in governmental regulations or other policies; natural disasters; terrorism; social unrest, civil disturbances; or general economic conditions. Default rates tend to accelerate during economic downturns.
Credit Linked Notes.
The Fund or its portfolio companies may utilize notes; the performance of which are linked to the credit performance of a reference portfolio of certain loan-related claims on corporate and similar entities that are specified from time to time (“CLNs”). CLNs may be speculative and note holders may lose some or all of their initial investments. CLNs may not be rated by any credit agency and are subject not only to note holders’ credit risk exposure, but, also, to the credit risk of the issuer, whose credit ratings and credit spreads may adversely affect the market value of such CLNs.
Asset-Backed Securities Investments.
The Fund’s investment program is expected to include a significant amount of asset-backed securities investments in a range of asset classes that will subject them to further risks, including, among others, credit risk, liquidity risk, interest rate and other market risk, operational risk, structural risk, sponsor risk, monoline wrapper risk and other legal risk.
Commercial Mortgage-Backed Securities.
The Fund may invest in commercial mortgage-backed securities and other mortgage-backed securities, including subordinated tranches of such securities. The value of CMBS will be influenced by factors affecting the value of the underlying real estate portfolio, and by the terms and payment histories of such CMBS.
Residential Mortgage-Backed Securities (“RMBS”).
The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans.
Participation Interests.
The Fund may purchase participation interests in debt instruments which do not entitle the holder thereof to direct rights against the obligor. Participations held by the Fund in a seller’s portion of a debt instrument typically result in a contractual relationship only with such seller, not with the obligor. The Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the seller and only upon receipt by such seller of such payments from the obligor.
Security Risk.
Certain investments such as trade claims or consumer receivables may not be secured over underlying assets. Investments may be secured by mortgages, charges, pledges, liens or other security interests. Depending on the jurisdiction in which such security interests are created, enforcement of such securities can be a complicated and difficult process. For example, enforcement of security interests in certain jurisdictions can require a court order and a sale of the secured property through public bidding or auction. In addition, some courts may delay, upon the obligor’s application, the enforcement of a security if the obligor can show that it has a valid reason for requesting such delay, such as showing that the default was caused by temporary hardships. For example, some jurisdictions grant courts the power to declare security interest arrangements to be void if they deem the security interest to be excessive.
Short Selling.
The Fund’s investment program may include short selling. A short sale creates the risk of a theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost to the Fund of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase at the time the Fund desires to close out such short position. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.
Options.
The Fund or its portfolio companies may buy or sell (write) both call options and put options (either exchange-traded or over-the-counter
in
principal-to-principal
transactions), and when it writes options it may do so on a “covered” or an “uncovered” basis. The risk of writing a call is theoretically unlimited unless the call option is “covered.”
Investments in Convertible Securities.
If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Investments in Below Investment Grade Securities.
A significant portion of the Fund’s investments may also be in obligations or securities that are rated below investment grade by recognized rating services such as Moody’s and Standard & Poor’s. Securities rated below investment grade and unrated securities generally offer a higher current yield than that available from higher grade issues, but typically involve greater risk.
Investments in Distressed Securities and Restructurings; Investments Subject to Bankruptcy Laws.
The Fund may make investments, in restructurings or otherwise, that involve portfolio companies that are experiencing, or are expected to experience, severe financial difficulties. These financial difficulties may never be overcome and may lead to uncertain outcomes, including causing such portfolio company to become subject to bankruptcy proceedings.
Minority Position and Toehold Investments.
The Fund could also make minority equity or debt investments in companies where the Fund may have limited influence. Such companies may have economic or business interests or goals that are inconsistent with those of the Fund and the Fund may not be in a position to limit or otherwise protect the value of its investment in such companies.

Broker, Dealer or Custodian Insolvency.
The Fund’s assets may be held in one or more accounts maintained for the Fund by its prime brokers or at other brokers or with one or more custodians, which may be located in various jurisdictions. Such prime brokers, local brokers and custodians, as brokerage firms, custodians or commercial banks, may be subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a prime broker or custodian or any of their respective sub-custodians,
agents or affiliates, or a local broker, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should assume that the insolvency of any of the prime brokers or such other service providers would result in a loss to the Fund, which could be material.
ESG Considerations.
As part of its investment process, for certain of the Fund’s investments, the Adviser considers financially material environmental, social and governance (“ESG”) factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors. Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors, nor will it promote ESG characteristics ahead of other investment considerations.
Laws of Other Jurisdictions Where the Fund is Marketed.
Shares in the Fund may be marketed in various jurisdictions in addition to those more specifically addressed elsewhere in this prospectus. In order to market shares in the Fund in certain jurisdictions (or to investors who are citizens of or resident in such jurisdictions), the Fund, the
Sub-Adviser,
Apollo and its affiliates will be required to comply with applicable laws and regulations relating to such activities.
Sovereign Debt.
It is anticipated that the Fund may invest in instruments issued by a government, its agencies, instrumentalities or its central bank (“Sovereign Debt”). Sovereign Debt may include securities that the
Sub-Adviser
believes are likely to be included in restructurings of the external debt obligations of the issuer in question. The ability of an issuer to make payments on Sovereign Debt, the market value of such debt and the inclusion of Sovereign Debt in future restructurings may be affected by a number of other factors, including such issuer’s: (i) balance of trade and access to international financing; (ii) cost of servicing such obligations, which may be affected by changes in international interest rates; and (iii) level of international currency reserves, which may affect the amount of foreign exchange available for external debt payments. Significant ongoing uncertainties and exposure to adverse conditions may undermine the issuer’s ability to make timely payment of interest and principal, and issuers may default on their Sovereign Debt.
Eurozone Risks.
The Fund’s investments and its investment performance will most likely be affected by economic and fiscal conditions in Eurozone countries and developments relating to the euro. The deterioration of the Sovereign Debt of several Eurozone countries together with the risk of contagion to other more stable economies exacerbated the global economic crisis. This situation raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union.
Risks Associated With Investments in Securities Indexed to the Value of Foreign Equity Securities.
Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.
Fraudulent Conveyance Considerations.
Various laws enacted for the protection of creditors may apply to certain investments that are debt obligations, although the existence and applicability of such laws will vary from jurisdiction to jurisdiction. In general, if payments on an investment are voidable, whether as fraudulent conveyances or preferences, such payments can be recaptured either from the initial recipient or from subsequent transferees of such payments. To the extent that any such payments are recaptured from the Fund, the resulting loss will be borne by the Fund.
Environmental Matters.
Ordinary operation or the occurrence of an accident with respect to a portfolio company could cause major environmental damage, personal injury or property damage, which may result in significant financial distress to such portfolio company, even if covered by insurance. Certain environmental laws and regulations may require that an owner or operator of an asset address prior environmental contamination, which could involve substantial cost and other liabilities. See also “—Control Person Liability” below.
Climate Change.
Climate change and related regulation could result in significantly increased operating and capital costs and could reduce demand for the products and service of certain portfolio companies. The Fund may acquire portfolio companies that are located in areas that are subject to climate change and, as such, there may be significant physical effects of climate change that have the potential to have a material effect on the Fund’s business and operations.
Force Majeure and Expropriation Risk.
Portfolio companies may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Natural disasters, epidemics and other acts of God, which are beyond the control of the
Sub-Adviser,
may negatively affect the economy, infrastructure and livelihood of people throughout the world.
Due Diligence.
The
Sub-Adviser
will conduct, and will use third parties to conduct, due diligence on prospective investments. In conducting such due diligence, the
Sub-Adviser’s
investment professionals will use publicly available information, as well as information from their relationships with former and current bank lenders, management teams, consultants, competitors and investment bankers. Such level of due diligence may not, however, reveal all matters and issues, material or otherwise, relating to prospective investments.
Possibility of Fraud or Other Misconduct of Employees and Service Providers.
Misconduct by employees of the
Sub-Adviser,
service providers to the Fund and/or their respective affiliates (including affiliated service providers) could cause significant losses to the Fund.
Trade Errors.
The
Sub-Adviser
has adopted a policy for the purpose of addressing trade errors that may arise, from time to time, with respect to the securities transactions of the Fund. The
Sub-Adviser,
pursuant to the policy, will seek to identify and correct any trade errors in an expeditious manner. The determination of whether or not a trade error has occurred will be in the discretion of the
Sub-Adviser,
and investors should be aware that, in making such determinations, the
Sub-Adviser
will have a conflict of interest.
Over-the-Counter
Trading.
The Fund’s investment and hedging strategies may involve it or its portfolio companies engaging in forward currency contracts and options, as well as currency and credit default swaps and other derivatives. There is no limitation on daily price movements on these instruments and speculative position limits are not currently applicable. The principals who deal in these markets are not required to continue to make markets and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain contracts or have quoted prices with unusually wide spreads between the prices at which they were prepared to buy and those at which they were prepared to sell. Disruptions can also occur in any market in which the Fund or any of its portfolio companies trades due to unusually high trading volume, political intervention or other factors. The imposition of controls by governmental authorities might also limit such trading to less than that which the
Sub-Adviser
would otherwise recommend, to the possible detriment of the Fund. Market illiquidity or disruption could result in significant losses to the Fund.
Over-Commitment.
In order to facilitate the acquisition of a portfolio company, the Fund may make (or commit to make) an investment that exceeds the desired amount with a view to selling a portion of such investment to other persons prior to or within a reasonable time after the closing of the acquisition. In such event, the Fund will bear the risk that any or all of the excess portion of such investment may not be sold or may only be sold on unattractive terms and that, as a consequence, the Fund may bear the entire portion of any break-up
fee or other fees, costs and expenses related to such investment, including break-up
fees and hold a larger than expected portion of such portfolio company or may realize lower than expected returns from such investment. The
Sub-Adviser
endeavors to address such risks by requiring such investments to be in the best interests of the Fund, regardless of whether any sell-down ultimately occurs. None of the
Sub-Adviser
or any of its affiliates will be deemed to have violated any duty or other obligation to the Fund or any of its investors by engaging in such investment and sell-down activities.
Expedited Transactions.
Investment analyses and decisions by the
Sub-Adviser
will often be undertaken on an expedited basis in order for the Fund to take advantage of investment opportunities. In such cases, the information available to the
Sub-Adviser
at the time of an investment decision may be limited, and the
Sub-Adviser
may not have access to the detailed information necessary for a full evaluation of the investment opportunity. In addition, the
Sub-Adviser
may rely upon independent consultants or advisors in connection with the evaluation of proposed investments. There can be no assurance that these consultants or advisors will accurately evaluate such investments.
Non-Controlling
Investments.
The Fund is expected to hold a
non-controlling
interest in portfolio companies and, therefore, may have a limited ability to protect its position in such portfolio companies. Further, the Fund may have no right to appoint a director and, as a result, may have a limited ability to influence the management of such portfolio companies. In such cases, the Fund will be significantly reliant on the existing management and board of directors of such companies, which may include representation of other investors with whom the Fund is not affiliated and whose interests may conflict with the Fund’s interests. Where practicable and appropriate, it is expected that shareholder rights generally will be sought to protect the Fund’s interests. There can be no assurance, however, that such minority investor rights will be available, or that such rights will provide sufficient protection of the Fund’s interests. In addition, the Fund may hold investments in debt instruments or other investments that do not entitle the Fund to voting rights and, therefore, the Fund may have a limited ability to protect such investments.
Control Person Liability.
The Fund could, as a result of a restructuring or other event with respect to a portfolio company, acquire a controlling interest in a portfolio company. The fact that the Fund or
Sub-Adviser
exercises control or exerts influence (or merely has the ability to exercise control or exert influence) over a company may give rise to risks of liability (including under various theories of parental liability and piercing the corporate veil doctrines) for, among other things, personal injury and/or property or environmental damage claims arising from an accident or other unforeseen event, product defects, employee benefits (including pension and other fringe benefits), failure to supervise management, violation of laws and governmental regulations (including securities laws, anti-trust laws, employment laws, anti-bribery and other anti-corruption laws) and other types of liability for which the limited liability characteristic of business ownership and the Fund itself (and the limited liability structures that may be utilized by the Fund in connection with its ownership of portfolio companies or otherwise)

may be ignored or pierced, with the result being that relevant entities could be treated as if such limited liability characteristics or structures did not exist for purposes of the application of such laws, rules, regulations and court decisions.
Contingent Liabilities on Disposition of Investments.
In connection with the disposition of an investment of the Fund, the Fund may be required to make representations and warranties about such investments. The Fund may become involved in disputes or litigation concerning such representations and warranties and may be required to make payments to third parties as a result of such disputes or litigation. If the Fund does not have cash available to conduct such litigation or make such payments, it may be required to borrow funds. Any such payments and borrowings could adversely impact the Fund’s ability to make distributions. In addition, if the Fund is unable to borrow funds to make such payments, it may be forced to sell investments to obtain funds. Such sales may be effected on unsatisfactory terms. The
Sub-Adviser
may also establish reserves or escrow accounts for such contingent liabilities. In that regard, shareholders may be required to return amounts distributed to them to fund the Fund’s indemnity obligations or other Fund obligations arising out of any legal proceeding against the Fund, subject to certain limitations set forth in this registration statement.
Execution Risks and Error.
In order to seek positive returns in global markets, the Fund’s trading and investments could involve multiple portfolio investments, multiple brokers and counterparties and multiple strategies. As a result, the execution of the trading and investment strategies employed by the Fund may require rapid execution of trades, high volume of trades, complex trades, difficult to execute trades, use of negotiated terms with counterparties such as in the use of derivatives, and the execution of trades involving less common or novel portfolio investments. In each case, the Fund seeks best execution and has trained execution and operational staff who execute, settle and clear such trades. However, in light of the high volumes, complexity and global diversity involved, some slippage, errors and miscommunications with brokers and counterparties may occur, and could result in losses to the Fund.
Operating and Financial Risks of Portfolio Companies.
Portfolio companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in their competitive environment, or an economic downturn. As a result, portfolio companies that the Fund may have expected to be stable may operate at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or to maintain their competitive positions, or may otherwise have a weak financial condition or be experiencing financial distress. In some cases, the success of the Fund’s investment strategy and approach will depend, in part, on the ability of the Fund to effect improvements in the operations of a portfolio company and/or recapitalize its balance sheet.
Ability to Source and Make Suitable Investments.
The consistency of available and suitable investments for the Fund could be a risk. The lack of availability from time to time of assets for purchase by the Fund may delay the Fund’s ability to achieve its target portfolio size, composition or rate of return in its projected timeframe or to make investments thereafter, both of which circumstances could materially adversely affect the Fund’s investment performance.
Illiquidity and Long-Term Nature of Investments.
The market for many of the Fund’s portfolio companies is substantially less liquid than the market for publicly traded securities. In addition, certain portfolio companies may be subject to legal or contractual restrictions or requirements that limit the Fund’s ability to transfer them or sell them for cash. The resulting illiquidity of these investments may make it difficult for the Fund to sell such investments if the need arises. If the Fund needs to sell all or a portion of its portfolio over a short period of time, it may realize value significantly less than the value at which it had previously recorded those investments.
Tax Considerations.
An investment in the Fund involves complex U.S. and
non-U.S.
tax considerations that will differ for each investor depending on the investor’s particular circumstances. The investment decisions of the

Sub-Adviser
will be based primarily upon economic, not tax, considerations, and could result, from time to time, in adverse tax consequences to some or all shareholders. There can be no assurance that the structure of the Fund or of any investment will be tax-efficient
for any particular investor.
Under certain circumstances, investors in the Fund could be required to recognize taxable income in a taxable year for U.S. federal income tax purposes, even if the Fund either distributes no cash in such year or distributes cash in such year that is less than such amount of taxable income (including as a result of the Fund owning securities issued with original issue discount, owning interests in certain partnerships, owning interests in certain
non-U.S.
corporations and entering into certain transactions that are taxed on a mark-to-market
basis). In addition, the Fund may invest in securities of corporations and other entities organized outside the United States. Income from such investments may be subject to
non-U.S.
withholding taxes, which may or may not be reduced or eliminated by an income tax treaty. Furthermore, a shareholder may be subject to state and/or local taxes as a result of the Fund’s operations and activities. State and local laws may differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. Each prospective investor is urged to consult with its own adviser as to the advisability and tax consequences of an investment in the Fund.
In addition, the Fund will take tax considerations into account in determining when the Fund’s portfolio companies should be sold or otherwise disposed of and may assume certain market risk and incur certain expenses in this regard to achieve favorable tax treatment of a transaction.
Reliance on Portfolio Company Management.
The
day-to-day
operations of a portfolio company will be the responsibility of such company’s management team. Although the
Sub-Adviser
will be responsible for monitoring the performance of portfolio companies and generally seeks to invest in companies operated by capable management, there can be no assurance that an existing management team, or any successor, will be able to successfully operate a portfolio company in accordance with the
Sub-Adviser’s
strategy for such company.
Investments in Less Established Companies.
The Fund may invest a portion of its assets in less established companies or early stage companies. Investments in such early stage companies may involve greater risks than those generally associated with investments in more established companies. For instance, less established companies tend to have smaller capitalizations and fewer resources and, therefore, are often more vulnerable to financial failure. Such companies also may have shorter operating histories on which to judge future performance and in many cases, if operating, will have negative cash flow. In the case of start-up
enterprises, such companies may not have significant or any operating revenues. Early stage companies often experience unexpected issues in the areas of product development, manufacturing, marketing, financing and general management, which, in some cases, cannot be adequately resolved. A major risk also exists that a proposed service or product cannot be developed successfully with the resources available to such an early stage company. There is no assurance that the development efforts of any such early stage company will be successful or, if successful, will be completed within budget or the time period originally estimated. Substantial amounts of financing may be necessary to complete such development and there is no assurance that such funds will be available from any particular source, including institutional private placements or the public markets. The percentage of early stage companies that survive and prosper tends to be small. In addition, less mature companies could be more susceptible to irregular accounting or other fraudulent practices. Furthermore, to the extent there is any public market for the securities held by the Fund, securities of less established companies may be subject to more abrupt and erratic market price movements than those of larger, more established companies.
In addition to investing in less established or early stage companies, the Fund may actively engage in forming new businesses. Unlike investing in an existing company where start-up
risks are generally shared with third parties who also have vested interests in such company (including the company’s founders, existing managers or existing equity holders), in the case where the Fund forms a new business, all such risks are generally borne by the Fund. In addition, newly formed businesses face risks similar to those affecting less established or early stage companies as described above and may experience unexpected operational, developmental or financial issues that cannot be adequately resolved, and there is no assurance that such new business ventures will become successful.
Some of the portfolio investments expected to be made by the Fund should be considered highly speculative and may result in the loss of the Fund’s entire investment therein. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments.
Uncertainty of Financial Projections.
The
Sub-Adviser
will generally establish the capital structure of portfolio companies on the basis of financial projections for such portfolio companies. Projections are forward-looking statements and are based upon certain assumptions. Projected operating results will normally be based primarily on management judgments. In all cases, projections are only estimates of future results that are based upon assumptions that the
Sub-Adviser
believes are reasonable at the time that the projections are developed. Projections are subject to a wide range of risks and uncertainties, however, and there can be no assurance that the actual results may not differ materially from those expressed or implied by such projections. Moreover, the inaccuracy of certain assumptions, the failure to satisfy certain financial requirements and the occurrence of other unforeseen events could impair the ability of a portfolio company to realize projected values. General economic conditions, which are not predictable, can also have a material adverse impact on the reliability of such projections.
Financing Arrangements.
To the extent that the Fund enters into financing arrangements, such arrangements may contain provisions that expose it to particular risk of loss. For example, any cross-default provisions could magnify the effect of an individual default. If a cross-default provision were exercised, this could result in a substantial loss for the Fund. Also, the Fund may, in the future, enter into financing arrangements that contain financial covenants that could require it to maintain certain financial ratios. If the Fund were to breach the financial covenants contained in any such financing arrangement, it might be required to repay such debt immediately in whole or in part, together with any attendant costs, and the Fund might be forced to sell some of its assets to fund such costs. The Fund might also be required to reduce or suspend distributions. Such financial covenants would also limit the ability of the Sub-Adviser to adopt the financial structure (e.g., by reducing levels of borrowing) which it would have adopted in the absence of such covenants.
Distributions.
The Fund may not achieve investment results that will allow it to make a specified or stable level of cash distributions and the distributions may decrease over time. In addition, due to the asset coverage test applicable to the Fund as a regulated closed-end
fund, the Fund may be limited in its ability to make distributions.
Broker or Dealer or Custodian Insolvency.
The Fund’s assets may be held in one or more accounts maintained for the Fund by its prime brokers or at other brokers or with one or more custodians, which may be located in various jurisdictions. Such prime brokers, local brokers and custodians, as brokerage firms, custodians or commercial banks, may be subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a prime broker or custodian or any of their respective sub-custodians,
agents or affiliates, or a local broker, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should assume that the insolvency of any of the prime brokers or such other service providers would result in a loss to the Fund, which could be material.
Developments in the Structured Credit Markets and Their Broader Impact.
If the structured credit markets continue to face uncertainty or to deteriorate, then the Fund may not be presented with sufficient investment opportunities in consumer and commercial asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”), which may prevent the Fund from successfully executing investment strategies in such investments. Moreover, further uncertainty or deterioration in the structured credit markets could result in further declines in the market values of or increased uncertainty with respect to such investments made or considered by the Fund, which could require the Fund to dispose of such investments at a loss while such adverse market conditions prevail.
Legal and Regulatory Risks
SEC Investigations.
There can be no assurance that the Fund, the Adviser, the
Sub-Adviser
or any of their affiliates will avoid regulatory examination and possibly enforcement actions in the future.
There is also a risk that regulatory agencies in the United States and beyond will continue to adopt new laws or regulations (including tax laws or regulations), change existing laws or regulations, or enhance the interpretation or enforcement of existing laws and regulations.
Compliance Failures.
Apollo and certain of its affiliates, including the
Sub-Adviser,
are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the
Sub-Adviser
(and Apollo generally) must maintain its regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue Apollo’s businesses generally. The
Sub-Adviser’s
ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.
Legal, Tax and Regulatory Risks.
Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be further, involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.
The
Sub-Adviser
cannot predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.
Changes in Tax Law.
At any time, the U.S. federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those changes in laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of the Fund or its shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in the Fund’s Common Shares or the value or the resale potential of its investments.
Confidential Information.
As a holder of loans, the Fund may be entitled to receive material, non-public
information regarding borrowers which may limit the ability of Apollo’s funds and accounts, under applicable securities laws, to trade in the public securities of such borrowers, including the borrowers’ high-yield bonds. The Fund anticipates that, to avoid such restriction, it may elect not to receive such non-public
information. In situations where the Fund decides to receive such information, it may seek to discontinue receiving non-public

information concerning the borrower under a loan when it is disclosed by such borrower that the borrower will issue high-yield bonds in the near future. As a result, the Fund, at times, may receive less information regarding such a borrower than is available to the other investors in such borrower’s loan, which may result in the Fund’s taking actions or refusing to take actions in a manner different than had it received such non-public
information.
Pay-to-Play
Laws, Regulations and Policies.
A number of U.S. states and municipal pension plans have adopted so-called
“pay-to-play”
laws, regulations or policies which prohibit, restrict or require disclosure of payments to (and/or certain contacts with) state officials by individuals and entities seeking to do business with state entities, including those seeking investments by public retirement funds. The SEC has adopted rules that, among other things, prohibit an investment adviser from providing advisory services for compensation to a government client for two years after the adviser or certain of its executives, employees or agents makes a contribution to certain elected officials or candidates. If the
Sub-Adviser,
any of its employees or affiliates or any service provider acting on their behalf fails to comply with such laws, regulations or policies, such non-compliance
could have an adverse effect on the Fund and Apollo generally, and may require the applicable shareholder to withdraw from the Fund.
Tax Audit Considerations.
The Fund may take positions with respect to certain tax issues that depend on legal and other interpretative conclusions. Should any such positions be successfully challenged by the Internal Revenue Service, a shareholder might be found to have a different tax liability for that year than that reported on its federal income tax return. In addition, an audit of the Fund may result in an audit of the returns of some or all of the shareholders, which examination could result in adjustments to the tax consequences initially reported by the Fund and affect items not related to a shareholder’s investment in the Fund. If such adjustments result in an increase in a shareholder’s federal income tax liability for any year, such shareholder may also be liable for interest and penalties with respect to the amount of underpayment. The legal and accounting costs incurred in connection with any audit of the Fund’s tax return will be borne by the Fund. The cost of any audit of a shareholder’s tax return will be borne solely by the shareholder.
Taxation in Foreign Jurisdictions.
The Fund and/or the shareholders could become subject to additional or unforeseen taxation in jurisdictions in which the Fund operates and invests. Changes to taxation treaties (or their interpretation) between the United States and the countries in which the Fund invests may adversely affect the Fund’s ability to efficiently realize income or capital gains. Interest payments on the Fund’s investments in certain jurisdictions and certain other items of income may be subject to withholding taxes and in some cases such withholding taxes may be greater than if such Fund investments were held directly by the shareholders. There can be no assurance that U.S. tax credits may be claimed with respect to such
non-U.S.
taxes incurred. Although the Fund may, where possible, make its investments in a way which minimizes or eliminates withholding taxes, where relevant, there can be no guarantee that such strategies will be successful.
Permanent Establishment Risks.
The Fund intends to conduct its operations in a manner that will not cause it to have a “permanent establishment” in any country outside the United States, as such term is defined in the relevant income tax treaty. There can be no assurance that a particular country will not assert that the Fund has a permanent establishment in such country, and if such assertion were upheld, it could potentially result in adverse tax consequences to the Fund.
Taxation as a Regulated Investment Company (“RIC”).
The Fund may be subject to corporate-level income tax if it is unable to maintain RIC tax treatment under Subchapter M of the Code or satisfy RIC distribution requirements. To maintain RIC tax treatment under Subchapter M of the Code, the Fund must, among other things, meet annual distribution, income source and asset diversification requirements. If the Fund does not qualify for or maintain RIC tax treatment for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Even if the Fund qualifies as a RIC, the Fund will be required to pay corporate-level income taxes on any income or capital gains that it does not distribute (or are deemed not be distributed) to shareholders. The Fund may also be subject to certain U.S. federal excise taxes, as well as state, local and
non-U.S.
taxes.
Income Recognition.
The Fund may have difficulty paying required distributions if the Fund recognizes income before or without receiving cash representing such income. For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also have to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash
compensation such as warrants or stock. The Fund anticipates that a portion of the Fund’s income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, the Fund may elect to amortize market discount and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit the Fund’s ability to deduct interest expenses for tax purposes.
Because any original issue discount or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, it may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
Investment Tax Considerations.
The Fund may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to U.S. federal and applicable state corporate income taxes. The Fund may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).
The Fund may invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Distribution Considerations.
The Fund generally intends to distribute substantially all of its available earnings annually by paying distributions on a quarterly basis, as determined by the Board in its discretion. The Fund cannot assure investors that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year
increases in cash distributions. The Fund’s ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to the Fund as a regulated closed-end
fund, it may be limited in its ability to make distributions. In addition, if the Fund enters into a credit facility or any other borrowing facility, for so long as such facility is outstanding, the Fund anticipates that it may be required by its terms to use all payments of interest and principal that the Fund receives from current investments as well as any proceeds received from the sale of current investments to repay amounts outstanding thereunder, which could adversely affect its ability to make distributions.
Furthermore, the tax treatment and characterization of the Fund distributions may vary significantly from time to time due to the nature of its investments. The ultimate tax characterization of the Fund’s distributions made during a taxable year may not finally be determined until after the end of that taxable year. The Fund may make distributions during a taxable year that exceed its investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which the Fund’s total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder’s tax basis in its Common Shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such Common Shares. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. Moreover, the Fund may pay all or a substantial portion of its distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which could constitute a return of shareholders’ capital and will lower such shareholders’ tax basis in Common Shares, which may result in increased tax liability to shareholders when they sell such Common Shares.
Other Regulatory Considerations.
The Fund and/or the
Sub-Adviser
also may be subject to regulation in jurisdictions in which the Fund and the
Sub-Adviser
engage in business. Because the Fund’s business is dynamic and is expected to change over time, the Fund may be subject to new or additional regulatory constraints in the future.
This prospectus cannot address or anticipate every possible current or future regulation that may affect the
Sub-Adviser,
the Fund or their businesses. Such regulations may have a significant impact on shareholders or the operations of the Fund, including restricting the types of investments the Fund may make, preventing the Fund from exercising its voting rights with regard to certain investments requiring the Fund to disclose the identity of its investors or their beneficial owners, or otherwise. The
Sub-Adviser
may, in its sole discretion, cause the Fund to be subject to such regulations if it believes that an investment or business activity is in the Fund’s interest, even if such regulations may have a detrimental effect on one or more shareholders.
Possible Risk of Conflicts
Potential Conflicts of Interest Risk.
The
Sub-Adviser
will be subject to certain conflicts of interest in its management of the Fund. These conflicts will arise primarily from the involvement of the
Sub-Adviser,
Apollo and their affiliates in other activities that may conflict with those of the Fund. The
Sub-Adviser,
Apollo and their affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, the
Sub-Adviser,
Apollo and their affiliates may engage in activities where the interests of certain divisions of the
Sub-Adviser,
Apollo and their affiliates or the interests of their clients may conflict with the interests of the Fund or the shareholders of the Fund. Other present and future activities of the
Sub-Adviser,
Apollo and their affiliates may give rise to additional conflicts of interest which may have a negative impact on the Fund.
Limitations on Transactions with Affiliates Risk.
The 1940 Act limits the Fund’s ability to enter into certain transactions with certain of its affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security directly from or to any portfolio company of or private equity fund managed by Apollo or any of its affiliates. However, the Fund may under certain circumstances purchase any such portfolio company’s loans or securities in the secondary market, which could create a conflict for the
Sub-Adviser
between the interests of the Fund and the portfolio company, in that the ability of the
Sub-Adviser
to recommend actions in the best interest of the Fund might be impaired. The 1940 Act also prohibits certain “joint” transactions with certain of its affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.

Dependence on Key Personnel Risk.
The
Sub-Adviser
is dependent upon the experience and expertise of certain key personnel in providing services with respect to the Fund’s investments. If the
Sub-Adviser
were to lose the services of these individuals, its ability to service the Fund could be adversely affected. As with any managed fund, the
Sub-Adviser
may not be successful in selecting the best-performing securities or investment techniques for the Fund’s portfolio and the Fund’s performance may lag behind that of similar funds. The
Sub-Adviser
has informed the Fund that the investment professionals associated with the
Sub-Adviser
are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. In addition, individuals not currently associated with the
Sub-Adviser
may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals.
Competition for Investment Opportunities.
There is currently, and will likely continue to be, competition for investment opportunities by investment vehicles and others with investment objectives and strategies identical or similar to the Fund’s investment objectives and strategies, as well as by business development companies, master limited partnerships, strategic investors, hedge funds and others.
Allocation of Investment Opportunities.
Apollo sponsors, manages or advises and will continue to sponsor, manage or advise other investment funds, partnerships, limited liability companies, corporations or similar investment vehicles, clients or the assets or investments for the account of any client, or separate account for which, in each case, the
Sub-Adviser
or one or more of its affiliates acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity (collectively, including the Fund, “Apollo Clients”). Apollo will provide investment management services to Apollo Clients, and Apollo and/or such Apollo Clients may have one or more investment strategies that overlap or conflict with those of the Fund. The employment by Apollo of conflicting and/or overlapping strategies for other Apollo Clients may adversely affect the prices and availability of the securities and other assets in which the Fund invests.
Federal Income Tax Risk
The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). In order for the Fund to qualify as a RIC, it must meet certain source-of-income
and asset diversification tests each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund will not be subject to U.S. federal corporate income tax on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “Certain U.S. Federal Income Tax Considerations.”
Distribution Policy
The Fund’s distribution policy is to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment plan. Shareholders who elect not to participate in the Fund’s dividend reinvestment plan will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Distributions are made at the class level, so they may vary from class to class within the Fund. See “Dividend Reinvestment Plan.”
Custodian
The Bank of New York Mellon Trust Company, National Association (the “Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. “Other Expenses” are estimated for the current year and may vary. You may qualify for sales load discounts on purchases of Class A and Class L shares if you and your family invest, or agree to invest in the future, at least $100,000 and $250,000, respectively, in the Fund. More information about these and other discounts is available from your financial professional and in “Purchase Terms” starting on page 122 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 95 of this prospectus. Actual fees and expenses may be greater or less than those shown.

Shareholder Transaction Expenses	Class A	Class C	Class I	Class L
Maximum Sales Load (as a percent of offering price)	5.75%	None	None	4.25%
Contingent Deferred Sales Charge (1)	None	1.00%	None	None

Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%	1.50%	1.50%	1.50%
Other Expenses	0.85%	1.60%	0.60%	1.10%
Shareholder Servicing Expenses	0.25%	0.25%	None	0.25%
Distribution Fee (2)	None	0.75%	None	0.25%
Remaining Other Expenses (3)	0.60%	0.60%	0.60%	0.60%
Interest Expense on Borrowing (4)	1.50%	1.50%	1.51%	1.50%
Acquired Fund Fees and Expenses (5)	0.01%	0.01%	0.01%	0.01%
Total Annual Expenses (4), (5)	3.86%	4.61%	3.62%	4.11%
Fee Waiver and Reimbursement (6)	(0.10)%	(0.10)%	(0.10)%	(0.10)%
Total Annual Expenses (after fee waiver and reimbursement) (5), (6)	3.76%	4.51%	3.52%	4.01%

(1)	Class C shareholders may be subject to a contingent deferred sales charge on shares repurchased during the first 365 days after their purchase.
(2)
Class C shares and Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% and 0.25%, respectively, of the average daily net assets attributable to Class C shares and Class L shares. The Distribution Fee is payable on a monthly basis. See “Plan of Distribution.”

(3)	CLO expenses are not included in the Other Expenses. If such expenses were included, they would be approximately 0.01% of the Fund’s net assets.
(4)
The Fund may borrow funds to make investments. To the extent that the Adviser determines that it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that the Fund borrows for investment purposes an amount equal to 25.39% of its weighted average net assets, and that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings and unused commitment fees, on the amount borrowed is 1.50%. The Fund’s ability to incur leverage depends, in large part, on the availability of financing in the market.

(5)
The total annual expenses in this fee table is different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses.

(6)
The Adviser and the Fund have entered into the Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.25%, 3.00%, 2.00% and 2.50% per annum of the Fund’s average daily net assets attributable to Class A, Class C, Class I and Class L shares, respectively. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Adviser has approved the continuance of the Expense Limitation Agreement through at least April 30, 2027, unless and until the Board approves its modification or termination upon written notice to the Adviser. See “Management of the Fund.”

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year):

Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$93	$168	$244	$442
Class C	$45	$138	$232	$469
Class I	$35	$110	$186	$387
Class L	$81	$161	$243	$453
The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return (the example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year), and you redeemed your shares in full at the end of such period.

Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$93	$168	$244	$442
Class C*	$55	$138	$232	$469
Class I	$35	$110	$186	$387
Class L	$81	$161	$243	$453

*
If the contingent deferred sales charge applies. See “Quarterly Repurchases of Shares—Contingent Deferred Sales Charge.” If the contingent deferred sales charge does not apply, the hypothetical expenses you would pay on $1,000 investment in Class C shares would be $45, assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1 Year period.

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request that repurchase proceeds be paid by wire transfer, such shareholders may be assessed an outgoing wire transfer fee at the prevailing rates charged by SS&C. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. Other expenses are estimated and may vary.
The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The Fund’s financial statements for the year ended December 31, 2025 were audited by Deloitte & Touche LLP (“Deloitte”), an independent registered public accounting firm. The Fund’s financial statements for the years prior to the fiscal year ended 2022 were audited by the Fund’s prior independent registered public accounting firm. The report of Deloitte, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2025. To request the Fund’s Annual or Semi-Annual Report, please call
1-888-926-2688.
The tables below set forth financial data for one Class A share, one Class C share, one Class I share and one Class L share of beneficial interest outstanding throughout the period presented.

Apollo Diversified Credit Fund – Class A	CONSOLIDATED FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Period Presented

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018	For the Period April 3, 2017 (Commencement of Operations) to December 31, 2017
Net asset value, beginning of year	$22.21	$21.79	$20.82	$24.53	$24.06	$24.89	$24.01	$25.30	$25.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	1.78	1.97	1.88	1.49	1.53	1.28	1.59	1.52	0.92
Net realized and unrealized gain/(loss)	0.37	0.39	1.04	(3.68)	0.47	(0.65)	1.01	(1.27)	0.16

Total from investment operations	2.15	2.36	2.92	(2.19)	2.00	0.63	2.60	0.25	1.08

DISTRIBUTIONS:
From net investment income (b)	(1.69)	(1.94)	(1.95)	(1.52)	(1.53)	(1.46)	(1.72)	(1.54)	(0.78)

Total distributions	(1.69)	(1.94)	(1.95)	(1.52)	(1.53)	(1.46)	(1.72)	(1.54)	(0.78)

Net increase/(decrease) in net asset value	0.46	0.42	0.97	(3.71)	0.47	(0.83)	0.88	(1.29)	0.30

Net asset value, end of period	$22.67	$22.21	$21.79	$20.82	$24.53	$24.06	$24.89	$24.01	25.30

TOTAL RETURN (c)	9.98%	11.20%	14.46%	(8.93)%	8.49%	3.16%	11.04%	0.93%	4.38%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000s)	$68,221	$75,602	$81,234	$61,500	$72,120	$81,766	$65,930	$31,350	$14,581
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	3.84%	3.73%	4.86%	3.75%	3.10%	2.79%	2.97%	3.32%	5.15	% (d)(e)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021		For the Year Ended December 31, 2020		For the Year Ended December 31, 2019		For the Year Ended December 31, 2018		For the Period April 3, 2017 (Commencement of Operations) to December 31, 2017
Ratio of expenses to average net assets including fee waivers and reimbursements	3.75%	3.58%	4.61%	2.32	% (f)	1.72	% (f)	1.25	% (f)	0.54	% (f)	0	% (g)	0	% (g)
Ratio of net investment income to average net assets	7.96%	8.96%	8.76%	6.69%		6.26%		5.59%		6.45%		6.09%		4.86	% (d)
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	2.34%	2.40%	2.50%	2.64%		2.76%		2.79%		2.97%		3.32%		5.15	% (d)(e)
Ratio of expenses to average net assets including fee waivers and reimbursements	2.25%	2.25%	2.25%	1.21	% (f)	1.38	% (f)	1.25	% (f)	0.54	% (f)	0	% (g)	0	% (d)(g)
Portfolio turnover rate (h)	83%	100%	105%	148%		73%		98%		72%		56%		48%

(a)	Calculated using the average shares method.
(b)	Distributions are based on a daily accrual of net investment income which will vary based on underlying investment yields and daily shares outstanding.
(c)
Total returns are for the period indicated and do not reflect the impact of the applicable sales charge. Total returns would have been lower had certain expenses not been waived or recouped by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)	Annualized.
(e)	The gross expense ratio included non-recurring organizational costs.
(f)
For the period of January 1, 2019 to August 25, 2019 the Adviser voluntarily absorbed all of the operating expenses of the Fund. For the period of August 26, 2019 to April 30, 2021, the Adviser voluntarily absorbed operating expenses of the Fund in excess of 1.25% of net assets. For the period of May 1, 2021 to August 15, 2021, the Adviser voluntarily absorbed operating expenses of the Fund in excess of 1.375% of net assets. For the period of August 16, 2021 to March 31, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.50% of net assets. For the period April 1, 2022 to September 30, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.00% of net assets. For the period October 1, 2022 to December 31, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.25% of net assets. In the absence of the election by the Fund’s investment adviser to bear certain of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(g)
The Adviser voluntarily absorbed all of the operating expenses of the Fund during the period. In the absence of the election by the Fund’s investment adviser to bear all of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(h)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

Apollo Diversified Credit Fund – Class C	CONSOLIDATED FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Period Presented

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021		For the Year Ended December 31, 2020		For the Year Ended December 31, 2019		For the Year Ended December 31, 2018		For the Period April 3, 2017 (Commencement of Operations) to December 31, 2017
Net asset value, beginning of year	$22.20	$21.79	$20.82	$24.53		$24.06		$24.89		$24.01		$25.30		$25.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	1.61	1.81	1.72	1.49		1.53		1.28		1.58		1.52		0.91
Net realized and unrealized gain/(loss)	0.38	0.38	1.04	(3.68)		0.47		(0.65)		1.02		(1.27)		0.17

Total from investment operations	1.99	2.19	2.76	(2.19)		2.00		0.63		2.60		0.25		1.08

DISTRIBUTIONS:
From net investment income (b)	(1.53)	(1.78)	(1.79)	(1.52)		(1.53)		(1.46)		(1.72)		(1.54)		(0.78)

Total distributions	(1.53)	(1.78)	(1.79)	(1.52)		(1.53)		(1.46)		(1.72)		(1.54)		(0.78)

Net increase/(decrease) in net asset value	0.46	0.41	0.97	(3.71)		0.47		(0.83)		0.88		(1.29)		0.30

Net asset value, end of period	$22.66	$22.20	$21.79	$20.82		$24.53		$24.06		$24.89		$24.01		$25.30

TOTAL RETURN (c)	9.18%	10.34%	13.62%	(8.93)%		8.49%		3.16%		11.04%		0.94%		4.37%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000s)	$82,687	$96,631	$95,968	$77,088		$77,619		$62,889		$49,083		$18,091		$6,681
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	4.54%	4.49%	5.61%	4.50%		3.84%		3.54%		3.73%		4.07%		6.25	% (d)(e)
Ratio of expenses to average net assets including fee waivers and reimbursements	4.50%	4.33%	5.36%	2.32	% (f)	1.73	% (f)	1.25	% (f)	0.56	% (f)	0	% (g)	0	% (g)
Ratio of net investment income to average net assets	7.22%	8.21%	8.01%	6.71%		6.25%		5.59%		6.41%		6.12%		4.83	% (d)
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	3.05%	3.16%	3.25%	3.39%		3.50%		3.54%		3.73%		4.07%		6.25	% (d)(e)
Ratio of expenses to average net assets including fee waivers and reimbursements	3.00%	3.00%	3.00%	1.21	% (f)	1.39	% (f)	1.25	% (f)	0.56	% (f)	0	% (g)	0	% (d)(g)
Portfolio turnover rate (h)	83%	100%	105%	148%		73%		98%		72%		56%		48%

(a)	Calculated using the average shares method.
(b)	Distributions are based on a daily accrual of net investment income which will vary based on underlying investment yields and daily shares outstanding.

(c)
Total returns are for the period indicated and do not reflect the impact of the applicable sales charge. Total returns would have been lower had certain expenses not been waived or recouped by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)	Annualized.
(e)	The gross expense ratio included non-recurring organizational costs.
(f)
For the period of January 1, 2019 to August 25, 2019 the Adviser voluntarily absorbed all of the operating expenses of the Fund. For the period of August 26, 2019 to April 30, 2021, the Adviser voluntarily absorbed operating expenses of the Fund in excess of 1.25% of net assets. For the period of May 1, 2021 to August 15, 2021, the Adviser voluntarily absorbed operating expenses of the Fund in excess of 1.375% of net assets. For the period of August 16, 2021 to March 31, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.50% of net assets. For the period April 1, 2022 to September 30, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.00% of net assets. For the period October 1, 2022 to December 31, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.25% of net assets. In the absence of the election by the Fund’s investment adviser to bear certain of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(g)
The Adviser voluntarily absorbed all of the operating expenses of the Fund during the period. In the absence of the election by the Fund’s investment adviser to bear all of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(h)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

Apollo Diversified Credit Fund – Class I	CONSOLIDATED FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Period Presented

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021		For the Year Ended December 31, 2020		For the Year Ended December 31, 2019		For the Year Ended December 31, 2018		For the Period April 3, 2017 (Commencement of Operations) to December 31, 2017
Net asset value, beginning of year	$22.20	$21.79	$20.82	$24.53		$24.06		$24.89		$24.01		$25.30		$25.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	1.84	2.03	1.94	1.49		1.52		1.28		1.59		1.52		0.90
Net realized and unrealized gain/ (loss)	0.37	0.38	1.03	(3.68)		0.49		(0.65)		1.01		(1.27)		0.19

Total from investment operations	2.21	2.41	2.97	(2.19)		2.01		0.63		2.60		0.25		1.09

DISTRIBUTIONS:
From net investment income (b)	(1.75)	(2.00)	(2.00)	(1.52)		(1.54)		(1.46)		(1.72)		(1.54)		(0.79)

Total distributions	(1.75)	(2.00)	(2.00)	(1.52)		(1.54)		(1.46)		(1.72)		(1.54)		(0.79)

Net increase/(decrease) in net asset value	0.46	0.41	0.97	(3.71)		0.47		(0.83)		0.88		(1.29)		0.30

Net asset value, end of period	$22.66	$22.20	$21.79	$20.82		$24.53		$24.06		$24.89		$24.01		$25.30

TOTAL RETURN (c)	10.26%	11.44%	14.74%	(8.93)%		8.50%		3.16%		11.04%		0.95%		4.38%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000s)	$1,459,898	$938,627	$595,909	$391,881		$442,765		$279,376		$236,901		$118,119		$42,593
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	3.63%	3.50%	4.63%	3.50%		2.84%		2.54%		2.72%		3.07%		5.62	% (d)(e)
Ratio of expenses to average net assets including fee waivers and reimbursements	3.51%	3.33%	4.36%	2.32	% (f)	1.73	% (f)	1.25	% (f)	0.54	% (f)	0	% (g)	0	% (g)
Ratio of net investment income to average net assets	8.22%	9.22%	9.03%	6.69%		6.24%		5.60%		6.44%		6.12%		4.78	% (d)
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	2.11%	2.17%	2.27%	2.39%		2.50%		2.54%		2.72%		3.07%		5.62	% (d)(e)
Ratio of expenses to average net assets including fee waivers and reimbursements	2.00%	2.00%	2.00%	1.21	% (f)	1.39	% (f)	1.25	% (f)	0.54	% (f)	0	% (g)	0	% (d)(g)
Portfolio turnover rate (h)	83%	100%	105%	148%		73%		98%		72%		56%		48%

(a)	Calculated using the average shares method.
(b)	Distributions are based on a daily accrual of net investment income which will vary based on underlying investment yields and daily shares outstanding.
(c)
Total returns are for the period indicated and do not reflect the impact of the applicable sales charge. Total returns would have been lower had certain expenses not been waived or recouped by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)	Annualized.
(e)	The gross expense ratio included non-recurring organizational costs.
(f)
For the period of January 1, 2019 to August 25, 2019 the Adviser voluntarily absorbed all of the operating expenses of the Fund. For the period of August 26, 2019 to April 30, 2021, the Adviser voluntarily absorbed operating expenses of the Fund in excess of 1.25% of net assets. For the period of May 1, 2021 to August 15, 2021, the Adviser voluntarily absorbed operating expenses of the Fund in excess of 1.375% of net assets. For the period of August 16, 2021 to March 31, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.50% of net assets. For the period April 1, 2022 to September 30, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.00% of net assets. For the period October 1, 2022 to December 31, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.25% of net assets. In the absence of the election by the Fund’s investment adviser to bear certain of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(g)
The Adviser voluntarily absorbed all of the operating expenses of the Fund during the period. In the absence of the election by the Fund’s investment adviser to bear all of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(h)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

Apollo Diversified Credit Fund – Class L	CONSOLIDATED FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Period Presented

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021		For the Year Ended December 31, 2020		For the Year Ended December 31, 2019		For the Year Ended December 31, 2018		For the Period September 5, 2017 (Commencement of Operations) to December 31, 2017
Net asset value, beginning of year	$22.19	$21.78	$20.81	$24.52		$24.05		$24.89		$24.01		$25.30		$25.21
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	1.73	1.92	1.82	1.49		1.53		1.28		1.57		1.53		0.40
Net realized and unrealized gain/(loss)	0.37	0.38	1.04	(3.68)		0.47		(0.66)		1.03		(1.28)		0.06

Total from investment operations	2.10	2.30	2.86	(2.19)		2.00		0.62		2.60		0.25		0.46

DISTRIBUTIONS:
From net investment income (b)	(1.64)	(1.89)	(1.89)	(1.52)		(1.53)		(1.46)		(1.72)		(1.54)		(0.37)

Total distributions	(1.64)	(1.89)	(1.89)	(1.52)		(1.53)		(1.46)		(1.72)		(1.54)		(0.37)

Net increase/(decrease) in net asset value	0.46	0.41	0.97	(3.71)		0.47		(0.84)		0.88		(1.29)		0.09

Net asset value, end of period	$22.65	$22.19	$21.78	$20.81		$24.52		$24.05		$24.89		$24.01		$25.30

TOTAL RETURN (c)	9.72%	10.87%	14.17%	(8.95)%		8.49%		3.13%		11.05%		0.94%		1.84%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000s)	$18,154	$19,226	$14,978	$12,190		$13,711		$11,606		$5,537		$1,831		$520
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	4.10%	4.00%	5.09%	3.98%		3.31%		3.05%		3.19%		3.45%		4.17	% (d)
Ratio of expenses to average net assets including fee waivers and reimbursements	4.00%	3.83%	4.86%	2.32	% (e)	1.73	% (e)	1.25	% (e)	0.59	% (e)	0	% (f)	0	% (f)
Ratio of net investment income to average net assets	7.73%	8.74%	8.50%	6.69%		6.25%		5.58%		6.38%		6.14%		4.88	% (d)
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	2.60%	2.67%	2.73%	2.87%		2.97%		3.05%		3.19%		3.45%		4.17	% (d)
Ratio of expenses to average net assets including fee waivers and reimbursements	2.50%	2.50%	2.50%	1.21	% (e)	1.39	% (e)	1.25	% (e)	0.59	% (e)	0	% (f)	0	% (d)(f)
Portfolio turnover rate (g)	83%	100%	105%	148%		73%		98%		72%		56%		48%

(a)	Calculated using the average shares method.
(b)	Distributions are based on a daily accrual of net investment income which will vary based on underlying investment yields and daily shares outstanding.
(c)
Total returns are for the period indicated and do not reflect the impact of the applicable sales charge. Total returns would have been lower had certain expenses not been waived or recouped by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)	Annualized.
(e)
For the period of January 1, 2019 to August 25, 2019 the Adviser voluntarily absorbed all of the operating expenses of the Fund. For the period of August 26, 2019 to April 30, 2021, the Adviser voluntarily absorbed operating expenses of the Fund in excess of 1.25% of net assets. For the period of May 1, 2021 to August 15, 2021, the Adviser voluntarily absorbed operating expenses of the Fund in excess of 1.375% of net assets. For the period of August 16, 2021 to March 31, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.50% of net assets. For the period April 1, 2022 to September 30, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.00% of net assets. For the period October 1, 2022 to December 31, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.25% of net assets. In the absence of the election by the Fund’s investment adviser to bear certain of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(f)
The Adviser voluntarily absorbed all of the operating expenses of the Fund during the period. In the absence of the election by the Fund’s investment adviser to bear all of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(g)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level

Apollo Diversified Credit Fund	Consolidated Financial Highlights

For a Share Outstanding Throughout the Period Presented
Information about the Fund’s senior securities is shown in the following table:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020 (a)	For the Year Ended December 31, 2019 (a)	For the Year Ended December 31, 2018 (a)	For the Period April 3, 2017 (Commencement of Operations) to December 31, 2017 (a)
Credit Facility Total Amount Outstanding (000’s)	$711,823	$168,000	$175,800	$221,500	$133,945	N/A	N/A	N/A	N/A
Asset Coverage Per $1,000 of Credit Facility Outstanding (b)	$3,304	$7,797	$5,557	$3,527	$5,691	N/A	N/A	N/A	N/A

(a)	The Fund did not have a Line of Credit during this period.
(b)
Calculated by subtracting the Fund’s consolidated total liabilities (excluding the indebtedness represented by the Credit Facility) from the Fund’s total assets and dividing by the total amount outstanding on the Credit Facility. The Asset Coverage ratio is then multiplied by $1,000 to determine the “Asset Coverage Per $1,000 of Credit Facility Outstanding.”

USE OF PROCEEDS
The net proceeds of the continuous offering of shares, after payment of any applicable sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

THE FUND
The Fund is a continuously offered, diversified,
closed-end
management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on April 5, 2016. The Fund’s principal office is located at 9 West 57th Street, New York, NY 10019, and its telephone number is
1-888-926-2688.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES
Investment Objective and Policies
The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.
As described in greater detail below, the Fund pursues its investment objective through a “multi-asset” approach across both private and public credit markets. With access to the broad spectrum of Apollo’s credit platform, the Fund employs a dynamic asset allocation process, investing across a range of credit strategies in an effort to generate attractive risk-adjusted returns, including but not limited to corporate direct lending, asset-backed finance and performing credit. The Fund’s allocation across each of these investment strategies may vary from time to time.
Corporate Direct Lending.
The corporate direct lending strategy (“Corporate Direct Lending”) targets large scale private corporate originations and sponsor-backed issuers utilizing Apollo’s proprietary sourcing channel, primarily focused on first lien, senior secured or unitranche term loans. The Fund believes a combination of secular and cyclical drivers are giving rise to a whitespace that exists between the broadly syndicated markets and traditional middle market direct lending, creating demand for large scale origination solutions among corporate issuers with generally more than $75 million in earnings before interest, taxes, depreciation and amortization (known as EBITDA). In recent years, businesses of increasing size have demonstrated a preference to fund growth in the private markets, a trend that has been enabled in part by the unprecedented growth in private equity.
The Fund believes that the privatization of the broadly syndicated loan market is a corollary to the privatization of equity markets, as forgoing onerous and often uncertain loan syndication processes in favor of private, directly originated financing solutions can be a compelling value proposition for many large issuers. While private credit and middle market direct lending have grown significantly following the 2008 financial crisis, the Fund believes there is a dearth of available alternative financing solutions for large corporate issuers.
The Fund believes that by leveraging its robust networks and proprietary relationships, cycle-tested investing experience and range of expertise across credit, it is well-positioned to be a first mover in large corporate direct lending. Due to the breadth and scale of Apollo’s capital base, the Fund believes that
Sub-Adviser-managed
funds and clients are poised to underwrite and commit to large transactions, streamlining the execution process for borrowers and enabling them to interface with a single counterparty versus a large, fragmented lender group. Additionally, the Fund’s underwriting and structuring ability coupled with company and sector-specific insights across the
Sub-Adviser’s
platform will enable the Fund to embrace complexity and provide bespoke capital solutions tailored to borrowers’ unique financing needs. Given the
Sub-Adviser’s
first-mover advantage, the Fund believes the Corporate Direct Lending strategy will stand to exercise a high degree of credit selectivity as well as drive terms and rigorous structural protections to generate attractive risk-adjusted returns.
Additionally, this strategy may include opportunities within credit secondaries and middle market direct lending based on prevailing market conditions or idiosyncratic circumstances.
As private credit continues to expand from both
end-investor
demand and issuer preferences for alternative sources of financing, the Fund believes the opportunity for credit secondaries will grow in tandem to address liquidity or other portfolio management needs from underlying investors. With the
Sub-Adviser’s
robust database of issuers and vast network of relationships with shareholders and syndication counterparties, the Fund believes it is a natural buyer of a diverse pool of credit secondaries across vintages, managers, industries, geographies and underlying strategies. In addition, the
Sub-Adviser’s
scope of credit expertise advantageously positions the Fund to identify and underwrite opportunities which offer an attractive current yield with embedded downside protection.

Asset-Backed Finance.
The asset-backed finance strategy (“Asset-Backed Finance”) focuses on agile deployment of capital into origination and proprietary sourcing channels across a broad mandate of asset-backed investments, with a focus on investments collateralized by tangible assets.
This strategy pursues a broad mandate of asset-backed products on an opportunistic basis. In this strategy, the
Sub-Adviser
seeks to originate, securitize and structure new and mispriced opportunities across the asset-backed and structured debt ecosystem, focusing on large, diversified pools of hard assets and/or contracted cashflows, further enhanced by equity investments in Apollo origination platforms. Asset-backed investments may deliver differentiated risk/return profiles versus other private credit assets, exhibiting inherent downside protection from interest rate and inflationary risks and generally low correlation of credit performance versus traditional corporate credit portfolios. In particular, the Fund seeks to invest across a diversified portfolio of asset-backed opportunities, including inventory and receivables, consumer, infrastructure debt, real estate debt, fleet leasing, and other select financial asset and structured debt opportunities. The
Sub-Adviser
believes asset-backed products can provide investors with exposure to diversified portfolios of high-quality whole loans, bonds and platform equity investments at higher yields than direct investments in the underlying assets by capturing attractive complexity and illiquidity premium.
While the marketplace often misunderstands the relative value of asset-backed finance given the complexity of the asset class, the Fund believes the breadth and scale of the
Sub-Adviser’s
platform, coupled with the Fund’s vast network of relationships with banks, management teams, sponsors and intermediaries, positions the Fund with differentiated access and insights to uncover value. The Fund seeks to be a setter of both price and terms and, where appropriate, to originate what the
Sub-Adviser
believes are attractive risk-adjusted opportunities rather than purchasing what is on offer in an environment that is increasingly pushing investors toward additional risk. Further, the Fund believes that asset-backed finance, at its core, is a credit product and that the
Sub-Adviser’s
deep sector, asset and structural expertise enables comprehensive diligence on all prospective investments, including assessment of underlying collateral, structural features and legal documentation. The asset-backed finance analysts, where applicable, leverage the industry work and investment experience of the corporate credit team as the
Sub-Adviser
believes the ability to speak across capital structures drives both proprietary sourcing and bespoke structuring for asset-backed finance opportunities.
Given the
Sub-Adviser’s
demonstrated track record of augmenting its existing credit offerings by adding specialized products and strategies to address market inefficiencies as they are identified, the Fund will stand ready to lean into new credit opportunities, if and when they become available.
Performing Credit.
The performing credit strategy (“Performing Credit”) focuses on liquid, performing senior secured corporate credit, with flexibility to deploy contingent capital opportunistically during periods of market dislocation. Performing Credit utilizes a targeted investment approach with a focus on top of the capital structure assets, tactically shifting its allocations across the broadly syndicated market to capture market upside while mitigating downside risk across varying market conditions. The Fund will look to identify credits with attractive trading technicals which the Fund views as offering disproportionate yield relative to the risk associated with the issuer. Frequently, these investment opportunities capitalize on pricing inefficiencies between companies, industries or rating categories due to a misunderstood credit story. The Fund will also seek out high-conviction credits where the Fund believes an upcoming event, such as a refinancing, maturity, covenant breach, initial public offering or asset sale, will serve as a catalyst for an attractive risk-adjusted return. In the Fund’s view, value-oriented credit selection with emphasis on downside protection is paramount and the most powerful determinant of performance across all market environments. Performing Credit seeks to identify fundamentally sound investments in companies with low leverage, sustainable competitive advantage, high free cash flow and strong management teams, all of which the Fund believes provide incremental downside protection. In addition, the Fund looks to invest in debt and equity tranches of CLOs, CMBS, RMBS, consumer and commercial ABS, whole loans and regulatory capital relief transactions. The Fund believes structured credit products can provide investors with exposure to diversified portfolios of high-quality loans, bonds and other similar instruments at higher yields than direct investments in the underlying assets by capturing attractive complexity and illiquidity premium. Furthermore, the Performing Credit strategy prudently applies low-cost
leverage, typically ranging between 0.5x to 1.5x under normal conditions, to mute downside participation and produce attractive upside capture as well as macro hedges to mitigate tail-risk and generate stability in the event of adverse market volatility.
Investment Strategies
The Fund will dynamically allocate across both private and public credit markets. The Fund expects to opportunistically deploy capital as appropriate investment opportunities are identified, dynamically pivoting across strategies in an effort to capitalize on differences in relative value between asset classes. The Fund does not plan to target an explicit allocation to each underlying credit strategy. Instead, allocations will be informed by the market conditions and the risk-adjusted opportunity set available.
In executing its multi-asset approach, the Fund will pursue a credit strategy focusing on high conviction credit opportunities and investment themes, including high-yield bonds, senior loans (including covenant-lite loans), structured credit and convertibles, inclusive of publicly traded and private companies. High-conviction opportunities are investment opportunities that fall within the Fund’s investment strategy, which are identified by the
Sub-Adviser
using its holistic,
bottom-up
proprietary research and credit analysis, including analysis of fundamental, valuation, technical and other market factors. Generally, “high conviction” refers to investments that the Fund may hold in smaller numbers and for longer periods than a fund that invests more broadly and for shorter periods, or that seeks to track an index.
The Fund will seek to invest tactically across credit strategies employed by the
Sub-Adviser
in order to capitalize on both near and longer-term relative value opportunities. The Fund intends to identify relative value opportunities by assessing an investment based on the risk reward relationship along with the interaction between a variety of differentiating factors: income, maturity, seniority, structure, collateral, liquidity, geopolitical, and other relevant factors.
The
Sub-Adviser’s
credit platform encompasses a broad array of credit strategy groups that invest in public and private corporate credit instruments across the liquidity spectrum, including high yield bonds and “structured credit.” High-yield bonds are also referred to as “below investment grade rated securities” or “junk bonds,” as described in this prospectus. Structured credit may include CLOs, CMBS and other asset-backed securities.
The Fund intends to invest primarily in U.S. markets, but will also target European and certain other developed markets based on liquidity and other relative value considerations.
The Fund believes that by leveraging Apollo’s extensive history and expertise investing across the spectrum of credit, as well as the incumbency afforded by the broad reach of its approximately $749 billion credit platform as of December 31, 2025, the Fund is well-positioned to capitalize on a continually evolving market landscape and dynamically pivot to the most attractive risk-adjusted investment opportunities.
To the extent consistent with the applicable liquidity requirements for interval funds under Rule
23c-3
of the 1940 Act, the Fund may invest without limit in illiquid investments.
It is expected that the Fund normally will have a short average portfolio duration (i.e., within a 1
1
/
2
to
3-year
range), as calculated by the
Sub-Adviser,
although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. While the Fund seeks to maintain a short average portfolio duration, there is no limit on the maturity or duration of any individual security in which the Fund may invest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates.

Some of the credit instruments in which the Fund invests may be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit investments rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high-yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.
The Fund will invest, under normal market conditions, at least 80% of its Managed Assets in debt securities, including, but not limited to, credit-related investments such as fixed income securities (investment grade debt and high-yield debt), floating rate securities (senior loans or structured credit) and other debt instruments and in derivatives (futures, forward contracts, foreign currency exchange contracts, call and put options, selling or purchasing credit default swaps, and total return swaps) and other instruments that have economic characteristics similar to such securities or investments (the “80% Policy”). The Fund may invest in investment grade and below investment grade rated debt instruments and securities of sovereign and quasi-sovereign issuers, including debt issued by national, regional or local governments and other agencies. The Fund may invest in securities denominated in U.S. dollars or in other foreign currencies.
The Fund may change the 80% Policy without shareholder approval. The Fund will provide shareholders with written notice at least sixty (60) days prior to the implementation of any such changes.
Investment Allocation Process
Certain inherent conflicts of interest arise from the fact that (i) Apollo provides investment advisory and/or management services to more than one Apollo Client, (ii) Apollo Clients have one or more overlapping investment strategies and (iii) all or a portion of an investment opportunity may be allocated to Apollo in accordance with Apollo’s allocation policies and procedures.
To the extent that the Fund’s participation in an investment opportunity that is otherwise suitable for the Fund and other Apollo Clients would cause the investment to become subject to requirements and restrictions of any law, rule or regulation that could have an adverse impact on any or all participating Apollo Clients (or underlying investors) in such investment opportunity, Apollo is authorized to exclude the Fund as a whole.
The Fund, the Adviser, the
Sub-Adviser
and certain affiliates received an exemptive order from the SEC on May 14, 2025 that permits the Fund, among other things, to co-invest
with other funds and accounts managed by the Adviser, the
Sub-Adviser
or their affiliates, subject to certain conditions. Certain types of negotiated co-investments
may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board, including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees, has approved co-investment
policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted the Adviser Allocation Policy which is designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Fund may determine to participate or not to participate, depending on whether the
Sub-Adviser
determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the
Sub-Adviser
determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.
The Order is subject to certain terms and conditions, so there can be no assurance that the Fund will be permitted to co-invest
with certain of its affiliates other than in the circumstances currently permitted by regulatory guidance and the Order. For example, in certain instances, the Fund’s ability to participate in such negotiated joint transactions alongside affiliated entities will require a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees to reach certain conclusions, including that (i) the terms of the proposed transaction are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund and its shareholders on the part of any person concerned, and (ii) the transaction is consistent with the interests of the Fund’s shareholders. In certain situations where a co-investment
with one or more funds managed by the Adviser, the
Sub-Adviser
or their affiliates is not covered by the Order, the personnel of the Adviser, the
Sub-Adviser
or their affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on the Adviser Allocation Policy.
The Adviser Allocation Policy can be revised by Apollo at any time without notice to, or consent from, the Fund’s shareholders.
Risk Management & Hedging
The Fund and
Sub-Adviser
will work to define, measure, monitor and report against the various investment and trading guidelines established for the Fund. The
Sub-Adviser
uses an internal risk model for measuring, reporting and monitoring a variety of market and credit risk metrics. All analytics and pricing routines required for risk measurement reside within the risk model. Market data, both current and historical, are also part of the risk model.
The Fund expects to manage certain of the risks associated with Fund investments through portfolio construction, continued monitoring and evaluation, diversification, position size limits, security construction and the hedging of industry or market risk. The Fund believes that a flexible approach to risk management will allow the Fund to shift capital to those opportunities that offer the most attractive risk/reward characteristics while maintaining the Fund’s disciplined investment philosophy.
In order to maximize its defensiveness and flexibility, the Fund may also enter into various portfolio-level hedges to reduce the level of credit, foreign exchange, interest rate or other risks in the portfolio. The Fund will seek to enter into these hedges tactically as a risk management tool of the Fund, aimed at isolating and mitigating fundamental factor uncertainty, not muting mark-to-market
volatility. Furthermore, this hedging can be used through a variety of products, including long positions, credit derivatives, currency hedges and credit default swaps.
Lastly, the Fund seeks to devote resources to regularly and continuously reviewing the individual holdings, trades, deposits and withdrawals, risk exposures and portfolio level characteristics. It is expected that, when justified by market conditions, including transaction costs, credit asset classes will be trading regularly as the Fund sees relative value opportunities. Consequently, and given the dynamic nature of market conditions, Apollo intends to monitor the Fund and expand the internal risk model to maintain a high level of transparency. The Fund may decide to change its approach to risk management in the future, and the foregoing should only be construed as an expression of its current intentions with respect to its risk management approval.

RISK FACTORS
An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund, you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.
Risks Related to an Investment in the Fund
Investment and Market Risk.
An investment in the Fund’s Common Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s Common Shares represents an indirect investment in the Fund’s portfolio of debt instruments, other securities, and derivative investments, and the value of these investments may fluctuate, sometimes rapidly and unpredictably. At any point in time an investment in the Fund’s Common Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.
All investments involve risks, including the risk that the entire amount invested may be lost. No guarantee or representation is made that the Fund’s investment objectives will be achieved. The Fund may utilize investment techniques, such as leverage and swaps, which can in certain circumstances increase the adverse impact to which the Fund’s investment portfolio may be subject.
Repurchase Offers Risks.
The Fund is an interval fund and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct repurchase offers of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. The Fund has in the past received, and may in the future receive, repurchase requests that exceed the limits of a quarterly repurchase offer, and the Fund has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash, cash from the sale of Common Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by (i) holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments and (ii) holding back (i.e., not investing) cash from the sale of Common Shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If, as expected, the Fund employs leverage, repurchases of Common Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect holders of Common Shares who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income.
If a repurchase offer is oversubscribed, the Board may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Common Shares as of the date the repurchase offer ends (the “Repurchase Request Deadline”). In the event that the Board determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Common Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Common Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Moreover, certain feeder vehicles have been formed, and additional feeder vehicles may be formed in the future, to facilitate indirect investments in the Fund by certain investors. Requests by these investors to withdraw their interests in a feeder vehicle may result in tenders by the feeder vehicle in a repurchase offer by the Fund and could contribute to an over-subscription of a particular repurchase offer. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more Common Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Common Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Common Shares is determined. In addition, the repurchase of Common Shares by the Fund will generally be a taxable event to common shareholders.
General Market Conditions Risk.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of the global credit markets, periods of reduced liquidity, greater volatility, general volatility of credit spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global credit market conditions have episodically adversely affected the market values of equity, fixed-income and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.
The Fund may invest in securities of publicly traded companies. Securities markets in certain countries in which the Fund may invest are fragmented, smaller, less liquid and more volatile than the securities markets of the United States and certain other developed countries. Securities markets in the countries in which the Fund may invest have, in the past, experienced substantial price volatility that could have an adverse impact on the value of the Fund’s investments that consist of securities. Periods of economic and political uncertainty may result in further volatility in the value of such investments. As a result, there may be greater volatility than the volatility that could be expected by investors in comparable securities traded in U.S. securities markets. There can be no assurance that the Fund’s investments will not be sold at prices below their acquisition costs.
The Fund may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Fund or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Fund. Certain force majeure events, such as war or an outbreak of an infectious disease and the current or any resulting financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to the Fund’s NAV, performance, financial condition, results of operations, ability to pay distributions, make share repurchases and portfolio liquidity. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Fund if an investment is affected, and any compensation provided by the relevant government may not be adequate.
The U.S. and global capital markets experienced extreme volatility and disruption in recent years, leading to periods of recessionary conditions and depressed levels of consumer and commercial spending. For instance, monetary policies of the Federal Reserve and political uncertainty resulting from recent events, including changes to U.S. trade policies and ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Iran, Hamas and other militant groups in the Middle East and Southwest Asia, including the ongoing conflict between the U.S. and Iran, political unrest in South America and recent U.S. military action overseas, have led, are currently leading, and for an unknown period of time may continue to lead to disruption and instability in the global markets. In addition, social unrest, changes regarding immigration and work permit policies and other political and security concerns may not abate, which may cause the debt and equity capital markets, and as a result, the Fund’s business to be adversely affected both within and outside of regions experiencing ongoing conflicts. Disruptions in the capital markets increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. It cannot be assured that these conditions will not worsen. If conditions worsen, a prolonged period of market illiquidity could have a material adverse effect on the Fund’s business, financial condition and results of operations. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to the Fund. These events could limit the Fund’s investment originations, limit the Fund’s ability to grow and negatively impact the Fund’s operating results.
Furthermore, a counterparty’s ability to meet or willingness to honor its financial obligations, including its ability to extend credit or otherwise to transact with the Fund or a portfolio company or issuer to which the Fund makes a loan or in which the Fund invests directly may be negatively impacted. Current conditions may affect how counterparties interpret their obligations (and the Fund’s obligations) pursuant to counterparty arrangements such that the applicability, or lack thereof, of force majeure or similar provisions could also come into question and ultimately could work to the detriment of the Fund. These circumstances also may hinder the
Sub-Adviser’s,
the Fund’s and/or a portfolio companies’ ability to conduct their affairs and activities as they normally would, including by impairing usual communication channels and methods, hampering the performance of administrative functions such as processing payments and invoices, and diminishing their ability to make accurate and timely projections of financial performance.
While the
Sub-Adviser
expects that the current environment will yield attractive investment opportunities for the Fund, the investments made by the Fund are expected to be sensitive to the performance of the overall economy. General fluctuations in the market prices of securities and interest rates may affect the value of portfolio investments or increase the risks associated with an investment in the Fund. There can be no assurances that conditions in the global financial markets will not change to the detriment of the Fund’s investments and investment strategy. The continuing negative impact on economic fundamentals and consumer and business confidence would likely further increase market volatility and reduce liquidity, both of which could adversely affect the access to capital, ability to utilize leverage or overall performance of the Fund or one or more of its portfolio companies and these or similar events may affect the ability of the Fund to execute its investment strategy.
Portfolio Turnover Risk.
The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 100% under normal circumstances. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to common shareholders, will generally be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. See “Certain U.S. Federal Income Tax Considerations” in this Prospectus and “Investment Objective and Policies—Portfolio Turnover” in the SAI.
Anti-Takeover Provisions.
The Fund’s Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end
status. See “Anti-Takeover Provisions in the Declaration of Trust.”
Market Disruptions.
The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships (on which the
Sub-Adviser
bases a number of its trading positions) become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk
strategies performing with unprecedented volatility and risk.
Trade Negotiations and Related Government Actions.
In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.
There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict the Fund’s portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact the Fund.
Highly Volatile Markets.
The prices of financial instruments in which the Fund may invest can be highly volatile. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.
Credit Facilities.
In the event the Fund defaults under a credit facility or other borrowings, the Fund’s business could be adversely affected as it may be forced to sell a portion of its investments quickly and prematurely at what may be disadvantageous prices to the Fund in order to meet its outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on the business of the Fund, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of the Fund’s assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on the business of the Fund, financial condition, results of operations and cash flows.
A credit facility may be backed by all or a portion of the Fund’s loans and securities on which the lenders will have a security interest. The Fund may pledge up to 100% of its assets and may grant a security interest in all of its assets under the terms of any debt instrument it enters into with lenders. The Fund expects that any security interests it grants will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, the Fund expects that the custodian for its securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If the Fund were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of the Fund’s assets securing such debt, which would have a material adverse effect on its business, financial condition, results of operations and cash flows.
In addition, any security interests and/or negative covenants required by a credit facility may limit the Fund’s ability to create liens on assets to secure additional debt and may make it difficult for the Fund to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if the Fund’s borrowing base under a credit facility were to decrease, it may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of the Fund’s assets are secured at the time of such a borrowing base deficiency, it could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on the Fund’s ability to fund future investments and to make distributions.
In addition, the Fund may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on the Fund’s business and financial condition. This could reduce the Fund’s liquidity and cash flow and impair its ability to grow its business.
Rehypothecated Securities Risk
. In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continues to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability of the Fund to achieve its investment objective.
Shareholders May Experience Dilution.
All distributions declared in cash payable to shareholders that are participants in the Fund’s distribution reinvestment plan will generally be automatically reinvested in its Common Shares. As a result, shareholders that do not participate in the distribution reinvestment plan may experience dilution over time.
Holders of the Fund’s Common Shares will not have preemptive rights to any shares it issues in the future. The Fund’s charter allows it to issue an unlimited number of Common Shares. After you purchase Common Shares in this offering, the Board may elect, without shareholder approval, to: (1) sell additional shares in future offerings; (2) issue Common Shares or interests in any of the Fund’s subsidiaries in private offerings; (3) issue Common Shares upon the exercise of the options the Fund may grant to its independent trustees or future employees; or

(4) subject to applicable law, issue Common Shares in payment of an outstanding obligation to pay fees for services rendered to the Fund. To the extent the Fund issues additional Common Shares after your purchase in this offering, your percentage ownership interest in the Fund will be diluted. Because of these and other reasons, shareholders of the Fund may experience substantial dilution in their percentage ownership of the Common Shares or their interests in the underlying assets held by the Fund’s subsidiaries.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses.
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Declaration of Trust provides that the Fund’s Trustees will not be liable to the Fund or its shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, the Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Pursuant to the Declaration of Trust and subject to certain exceptions described therein, the Fund will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Fund and at the request of the Fund, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, the Fund will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
The Fund will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an independent Trustee), officer, employee, controlling person or agent of the Fund, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.
In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee, and the Fund will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Fund’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Fund and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.

Operational Risk.
The Fund depends on the
Sub-Adviser
to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in the Fund’s operations, can cause the Fund to suffer financial loss, the disruption of its business, liability to clients or third parties, regulatory intervention or reputational damage. The Fund’s business is highly dependent on its ability to process, on a daily basis, a large number of transactions across numerous and diverse markets. Consequently, the Fund relies heavily on its financial, accounting and other data processing systems. The ability of its systems to accommodate an increasing volume of transactions could also constrain the Fund’s abilities to properly manage its portfolios. Shareholders are generally not notified of the occurrence of an error or the resolution of any error. Generally, the
Sub-Adviser
and its affiliates will not be held accountable for such errors, and the Fund may bear losses resulting from such errors.
Allocation Risk.
The ability of the Fund to achieve its investment objective depends, in part, on the ability of the
Sub-Adviser
to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
Issuer Risk.
The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons, which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.
Management Risk.
The NAV of the Fund changes daily based on the performance of the securities in which it invests. The
Sub-Adviser’s
judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.
Correlation Risk.
The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.
Distribution Policy Risk.
The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.
Risks Related to the Fund’s Investments
Loans Risk.
Under normal market conditions, the Fund will invest in loans. The loans that the Fund may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may also be unrated. Loans are subject to a number of risks described elsewhere in this prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Although certain loans in which the Fund may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment
of scheduled interest or principal. In the event of the bankruptcy or insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. In the event of a decline in the value of the already pledged collateral, if the terms of a loan do not require the borrower to pledge additional collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the loans. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those loans that are under-collateralized involve a greater risk of loss.
In general, the secondary trading market for loans is not fully-developed. No active trading market may exist for certain loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell certain loans quickly or at a fair price. To the extent that a secondary market does exist for certain loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Some loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of loans.
If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.
If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the
Sub-Adviser,
do not represent fair value. If the Fund attempts to sell a loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the loan may be adversely affected.
The Fund may acquire loans through assignments or participations. The Fund will typically acquire loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.
A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances. The
Sub-Adviser
has adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Fund must acquire a loan through a participation.
In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the loan than the Fund expected when initially purchasing the participation.
The Fund also may originate loans or acquire loans by participating in the initial issuance of the loan as part of a syndicate of banks and financial institutions, or receive its interest in a loan directly from the borrower.
The
Sub-Adviser
has established a counterparty and liquidity
sub-committee
that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established procedures and guidelines require trades to be placed for execution only with broker-dealer counterparties approved by the counterparty and liquidity sub-committee
of the
Sub-Adviser.
The factors considered by the
sub-committee
when selecting and approving brokers and dealers include, but are not limited to: (i) quality, accuracy, and timeliness of execution, (ii) review of the reputation, financial strength and stability of the financial institution, (iii) willingness and ability of the counterparty to commit capital, (iv) ongoing reliability and (v) access to underwritten offerings and secondary markets.
Investments in Bank Loans and Participations.
The investment portfolio of the Fund may include bank loans and participations. The special risks associated with investing in these obligations include: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws; (ii) environmental liabilities that may arise with respect to collateral securing the obligations; (iii) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; (iv) limitations on the ability of the Fund or the
Sub-Adviser
to directly enforce any of their respective rights with respect to participations; and (v) generation of income that is subject to U.S. federal income taxation as income effectively connected with a U.S. trade or business. The
Sub-Adviser
will attempt to balance the magnitude of these risks against the potential investment gain prior to entering into each such investment. Successful claims by third parties arising from these and other risks, absent bad faith, may be borne by the Fund.
Bank loans do not presently have the liquidity of conventional debt securities and are often subject to restrictions on resale. Due to the illiquidity of bank loans, the Fund may not be able to dispose of its investments in bank loans in a timely fashion and at a fair price, which could adversely affect the performance of the Fund. With respect to bank loans acquired as participations by the Fund, because the holder of a participation generally has no contractual relationship with a borrower, the Fund will have to rely upon a third party to pursue appropriate remedies against a borrower in the event of a default. As a result, the Fund may be subject to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights directly against a borrower or through the agent.
Furthermore, a borrower of a bank loan, in some cases, may prepay the bank loan. Prepayments could adversely affect the Fund’s interest income to the extent that the Fund is unable to reinvest promptly payments in bank loans or otherwise or if such prepayments were made during a period of declining interest rates.
Senior Loans Risk.
Senior secured loans are usually rated below investment grade or may also be unrated. As a result, the risks associated with senior secured loans are similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities. As a result, the
Sub-Adviser
will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the
Sub-Adviser.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Subordinated Loans or Securities.
Certain of the Fund’s investments may consist of loans or securities, or interests in pools of securities that are subordinated or may be subordinated in right of payment and ranked junior to other securities issued by, or loans made to obligors. If an obligor experiences financial difficulty, holders of its more senior securities will be entitled to payments in priority to the Fund. Some of the Fund’s asset-backed investments may also have structural features that divert payments of interest and/or principal to more senior classes of loans or securities backed by the same assets when loss rates or delinquency exceed certain levels. This may interrupt the income the Fund receives from its investments, which may lead to the Fund having less income to distribute to investors.
In addition, many of the obligors are highly leveraged and many of the Fund’s investments will be in securities which are unrated or rated below investment grade. Such investments are subject to additional risks, including an increased risk of default during periods of economic downturn, the possibility that the obligor may not be able to meet its debt payments and limited secondary market support, among other risks.
Loans to Private Companies.
Loans to private and middle-market companies involve risks that may not exist in the case of large, more established and/or publicly traded companies, including, without limitation:

•
these companies may have limited financial resources and limited access to additional financing, which may increase the risk of their defaulting on their obligations, leaving creditors, such as the Fund, dependent on any guarantees or collateral that they may have obtained;

•
these companies frequently have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which render such companies more vulnerable to competition and market conditions, as well as general economic downturns;

•	there will not be as much information publicly available about these companies as would be available for public companies and such information may not be of the same quality;

•
these companies are more likely to depend on the management talents and efforts of a small group of persons; as a result, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on these companies’ ability to meet their obligations;

•
these companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position; and

•	these companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.
Below Investment Grade, or High-Yield, Instruments Risk.
The Fund anticipates that it may invest substantially all of its assets in instruments that are rated below investment grade. Below investment grade instruments are commonly referred to as “junk” or high-yield instruments and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Lower grade instruments may be particularly susceptible to economic downturns, which could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon, increase the incidence of default for such instruments and severely disrupt the market value of such instruments.
Lower grade instruments, though higher yielding, are characterized by higher risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated instruments. The retail secondary market for lower grade instruments may be less liquid than that for higher rated instruments. Adverse conditions could make it difficult at times for the Fund to sell certain instruments or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade instruments, investors could lose money on their investment in Common Shares of the Fund, both in the short-term and the long-term.
Valuation Risk.
Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for most of the Fund’s investments to trade. The Fund’s investments generally trade on an
“over-the-counter”
market which may be anywhere in the world where the buyer and seller can settle on a price.

Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund is less than the value of such loans or fixed-income instruments carried on the Fund’s books.
Liquidity Risk.
To the extent consistent with the applicable liquidity requirements for interval funds under
Rule 23c-3
of the 1940 Act, the Fund may invest in securities that, at the time of investment, are illiquid (determined using the SEC’s standard applicable to registered investment companies, i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). However, securities that cannot be disposed of within seven days due solely to applicable laws or the
Sub-Adviser’s
compliance policies and procedures will not be subject to the limitations set forth above. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.
Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. The
Sub-Adviser’s
judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted securities may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquiror of the securities. In either case, the Fund would bear market risks during that period.
Some loans and other instruments are not readily marketable and may be subject to restrictions on resale. Loans and other instruments may not be listed on any national securities exchange and no active trading market may exist for certain of the loans and other instruments in which the Fund will invest. Where a secondary market exists, the market for some loans and other instruments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets which may be invested in instruments that are not readily marketable or are subject to restrictions on resale.
Failure of Financial Institutions and Sustained Financial Market Illiquidity.
The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or its portfolio companies have a commercial relationship could adversely affect, among other things, the Fund and/or its portfolio companies’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms. The Fund’s direct origination platform generally focuses on mature companies backed by well-funded large sponsors (e.g., private equity firms), typically with significant equity capital invested. In the event a portfolio company, or potential portfolio company, has a commercial relationship with a bank that has failed or is otherwise distressed, such portfolio company may experience delays or other issues in meeting certain obligations or consummating transactions.
Additionally, if a portfolio company’s sponsor has a commercial relationship with a bank that has failed or is otherwise distressed, the portfolio company may experience issues receiving financial support from a sponsor to support its operations or consummate transactions, to the detriment of their business, financial condition and/or results of operations. In addition, such bank failure(s) could affect, in certain circumstances, the ability of both affiliated and unaffiliated co-lenders,
including syndicate banks or other fund vehicles, to undertake and/or execute co-investment
transactions with the Fund, which in turn may result in fewer co-investment
opportunities being made available to the Fund or impact its ability to provide additional follow-on
support to portfolio companies. The Fund and its portfolio companies’ ability to spread banking relationships among multiple institutions may be limited by certain contractual arrangements, including liens placed on their respective assets as a result of a bank agreeing to provide financing.
Temporary Defensive Strategies.
From time to time, the Fund may temporarily depart from its principal investment strategies as a defensive measure when the
Sub-Adviser
anticipates unusual market or other conditions. When a temporary defensive posture is believed by the
Sub-Adviser
to be warranted (“temporary defensive periods”), the Fund may without limitation hold cash or invest its Managed Assets in money market instruments and repurchase agreements in respect of those instruments. The money market instruments in which the Fund may invest are obligations of the U.S. government, its agencies or instrumentalities; commercial paper rated
A-1
or higher by Standard & Poor’s or
Prime-1
by Moody’s; and certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation. During temporary defensive periods, the Fund may also invest to the extent permitted by applicable law in shares of money market mutual funds. Money market mutual funds are investment companies and the investments in those companies by the Fund are in some cases subject to applicable law. To the extent that the Fund invests defensively, it may not achieve its investment objective.
Credit Risk.
Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. In addition, the Fund may enter into credit derivatives which may expose it to additional risk in the event that the instruments underlying the derivatives default.
Interest Rate Risk.
The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. The debt capital that will be available to the Fund in the future, if at all, may be impacted by changes in and uncertainty surrounding interest rates. Depending on the interest rate environment and general state of credit markets, potential debt capital may be available only at a higher cost and on terms and conditions less favorable than what the Fund has historically experienced. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.
An increase in interest rates could decrease the value of any investments the Fund holds that earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase the Fund’s interest expense, thereby decreasing the Fund’s net income. Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. From time to time, the Fund may also enter into certain hedging transactions to mitigate the Fund’s exposure to changes in interest rates. In the past, the Fund has entered into certain hedging transactions, such as interest rate swap agreements, to mitigate the Fund’s exposure to adverse fluctuations in interest rates, and the Fund may do so again in the future. However, the Fund cannot assure shareholders that such transactions will be successful in mitigating the Fund’s exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income.
The Fund’s debt investments are based on fixed and floating rates, such as Euro Interbank Offer Rate, Term SOFR, the Federal Funds Rate or the Prime Rate. Market prices tend to fluctuate more for fixed-rate securities that have longer maturities. Although the Fund has no policy governing the maturities of the Fund’s investments, under current market conditions the Fund expects that it will invest in a portfolio of debt generally having maturities of up to 10 years. Market prices for debt that pays a fixed rate of return tend to decline as interest rates rise. This means that the Fund is subject to greater risk (other things being equal) than a fund invested solely in shorter-term, fixed-rate securities. Market prices for floating rate investments may also fluctuate in rising rate environments with prices tending to decline when credit spreads widen. Rising interest rates may also increase the cost of debt for the Fund’s underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to the Fund.
U.S. Debt Ceiling and Budget Deficit Risks.
U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments could cause interest rates and borrowing costs to rise, which may negatively impact the ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Structured Products Risk.
The Fund may invest up to 30% of its Managed Assets in structured products, including CLOs, floating rate mortgage-backed securities and credit linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.
Covenant-Lite Loans Risk.
Covenant-lite loans contain fewer maintenance covenants than other types of loans, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.
CDO Securities.
Collateralized debt obligation securities generally are limited-recourse obligations of the issuer thereof payable solely from the underlying securities of such issuer or proceeds thereof. Consequently, holders of CDO securities must rely solely on distributions on the underlying securities or proceeds thereof for payment in respect thereof. If distributions on the underlying securities are insufficient to make payments on the CDO securities, no other assets will be available for payment of the deficiency and following realization of the underlying assets, the obligations of such issuer to pay such deficiency will be extinguished. Such underlying securities may consist of high-yield debt securities, loans, structured finance securities and other debt instruments, generally rated below investment grade (or of equivalent credit quality) except for structured finance securities. High-yield debt securities are generally unsecured (and loans may be unsecured) and may be subordinated to certain other obligations of the issuer thereof. The lower rating of high-yield debt securities and below investment grade loans reflects a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions or both may impair the ability of the issuer to make payments of principal or interest. Such investments may be speculative.
Issuers of CDO securities may acquire interests in loans and other debt obligations by way of sale, assignment or participation. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution.
The underlying securities of an issuer of CDO securities may bear interest at a fixed rate while the CDO securities issued by such issuer may bear interest at a floating rate (or the reverse may be true). As a result, there could be a floating/fixed rate or basis mismatch between such CDO securities and underlying securities. In addition, there may be a timing mismatch between the CDO securities and underlying securities that bear interest at a floating rate, as the interest rate on such floating rate underlying securities may adjust more frequently or less frequently, on different dates and based on different indices, than the interest rates on the CDO securities. As a result of such mismatches, an increase or decrease in the level of the floating rate indices could adversely impact the ability of the issuers thereof to make payments on the CDO securities.
There is no established, liquid secondary market for many of the CDO securities that the Fund may purchase, and the lack of such an established, liquid secondary market may have an adverse effect on the market value of such CDO securities and the Fund’s ability to dispose of them. Such illiquidity may adversely affect the price and timing of the Fund’s liquidation of CDO securities, including the liquidation of CDO securities following the occurrence of an event of default under the indenture or in connection with a redemption of the notes.
CLO Risk.
In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof, (iv) the potential of spread compression in the underlying loans of the CLO, which could reduce credit enhancement in the CLOs and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.
Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.
The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.
The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.
Privacy and Data Security Laws.
Many jurisdictions in which the Fund and its portfolio companies operate have laws and regulations relating to data privacy, cyber security and protection of personal information. If the Fund or the
Sub-Adviser
fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause investors and clients to lose confidence in the effectiveness of the Fund’s security measures.
Leverage Risk.
Under current market conditions, the Fund generally intends to utilize leverage in an amount up to 33 1/3% of the Fund’s Managed Assets principally through borrowings. In the future, the Fund may elect to utilize leverage in an amount up to 50% of the Fund’s total assets through the issuance of preferred shares. Leverage may result in greater volatility of the NAV and distributions on the Common Shares because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from borrowings or the issuance of preferred shares, if any, are borne entirely by common shareholders. Common Share income may fall if the interest rate on borrowings or the dividend rate on preferred shares rises, and may fluctuate as the interest rate on borrowings or the dividend rate on preferred shares varies. In addition, the Fund’s use of leverage will result in increased operating costs. Thus, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to common shareholders will be reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to common shareholders than if the Fund were not so leveraged. In addition, the costs associated with the Fund’s incursion and maintenance of leverage could increase over time. There can be no assurance that the Fund’s leveraging strategy will be successful.
Any decline in the NAV of the Fund will be borne entirely by common shareholders. Therefore, if the market value of the Fund’s portfolio declines, the Fund’s use of leverage will result in a greater decrease in NAV to common shareholders than if the Fund were not leveraged.
Certain types of borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage or portfolio composition or otherwise. In addition, the terms of the credit agreements may also require that the Fund pledge some or all of its assets as collateral.
Derivatives Risk.
The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by common shareholders.
The Fund relies on certain exemptions in Rule
18f-4
to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on the exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule
18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
Unless the Fund qualifies as a “limited derivatives user” as defined in Rule
18f-4,
the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
Counterparty Risk.
The Fund is subject to credit risk with respect to the counterparties to its derivatives contracts (whether a clearing corporation in the case of exchange-traded instruments or a hedge counterparty in the case of over-the-counter
instruments) purchased by the Fund. Counterparty risk is the risk that the other party in a derivative transaction will not fulfill its contractual obligation. Changes in the credit quality of the companies that serve as the Fund’s counterparties with respect to their derivative transactions will affect the value of those instruments. By entering into derivatives, the Fund assumes the risks that these counterparties could experience financial or other hardships that could call into question their continued ability to perform their obligations. In the case of a default by the counterparty, the Fund could become subject to adverse market movements while replacement transactions are executed. The ability of the Fund to transact business with any one or number of counterparties, the possible lack of a meaningful and independent evaluation of such counterparties’ financial capabilities, and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund. Furthermore, concentration of derivatives in any particular counterparty would subject the Fund to an additional degree of risk with respect to defaults by such counterparty.
The
Sub-Adviser
evaluates and monitors the creditworthiness of counterparties in order to ensure that such counterparties can perform their obligations under the relevant agreements. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial or other difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a dissolution, assignment for the benefit of creditors, liquidation, winding-up,
bankruptcy or other analogous proceedings. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Fund is owed this fair market value upon the termination of the derivative contract and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying assets. The Fund may obtain only a limited recovery or may obtain no recovery at all in such circumstances.
Certain categories of interest rate and credit default swaps are subject to mandatory clearing, and more categories may be subject to mandatory clearing in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared over-the-counter
derivative transactions because generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that a clearing house, or its members, will satisfy the clearing house’s obligations (including, but not limited to, financial obligations and legal obligations to segregate margins collected by the clearing house) to the Fund. Counterparty risk with respect to certain exchange-traded and over-the-counter
derivatives may be further complicated by recently enacted U.S. financial reform legislation. See “Legislation and Regulatory Risk” below.
Legislation and Regulatory Risk.
The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the CFTC, the SEC, the Federal Reserve, the EU or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.
In addition, the securities and futures markets are subject to comprehensive statutes and regulations. For instance, the Dodd–Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) could have an adverse effect on the Fund’s ability to use derivative instruments. The Dodd-Frank Act is designed to impose stringent regulation on the over-the-counter
derivatives market in an attempt to increase transparency and accountability and provides for, among other things, new clearing, execution, margin, reporting, recordkeeping, business conduct, documentation, disclosure, position limit, minimum net capital and registration requirements. Although the CFTC has released final rules relating to clearing, execution, reporting, risk management, compliance, position limit, anti-fraud, consumer protection, portfolio reconciliation, documentation, recordkeeping, business conduct, margin requirements and registration requirements under the Dodd-Frank Act, many of the provisions are subject to further final rulemaking and clarifications, and thus the Dodd-Frank Act’s ultimate impact remains unclear.
In addition to U.S. laws and regulations, certain
non-U.S.
regulatory authorities, such as those in the EU, Australia, Japan and Hong Kong, have passed or proposed, or may propose in the future, legislation similar to that imposed by the Dodd-Frank Act. For example, the EU regulations on derivatives will impose position limits on commodity transactions, and the European Market Infrastructure Regulation (“EMIR”) already requires reporting of derivatives and various risk mitigation techniques to be applied to derivatives entered into by parties that are subject to the jurisdiction of EMIR. Certain entities, including private funds, may be required to clear certain derivatives and may become subject to initial and variation margin requirements with respect to their non-cleared
derivatives, under the recently implemented “EMIR Refit” regulations. These EU regulatory changes may impact the Fund and a broad range of counterparties, both outside and within the EU, and are expected to potentially increase the cost of transacting derivatives for the Fund (particularly with banks and other dealers directly subject to such regulations).
Commodities Regulation.
CFTC Rule 4.5 permits investment advisers to registered investment companies to claim an exclusion from the definition of “commodity pool operator” under the CEA with respect to a fund, provided certain requirements are met. In order to permit the Adviser to claim this exclusion with respect to the Fund, the Fund limits its transactions in certain futures, options on futures and swaps deemed “commodity interests” under CFTC rules (excluding transactions entered into for “bona fide hedging purposes,” as defined under CFTC regulations) such that either: (i) the aggregate initial margin and premiums required to establish such futures, options on futures and swaps do not exceed 5% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions; or (ii) the aggregate net notional value of such futures, options on futures and swaps does not exceed 100% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions. In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets. Accordingly, the Fund is not subject to regulation under the CEA or otherwise regulated by the CFTC. If the Adviser was unable to claim the exclusion with respect to the Fund, the Adviser would become subject to registration and regulation as a commodity pool operator, which would subject the Adviser and the Fund to additional registration and regulatory requirements and increased operating expenses.
Swap Risk.
The Fund may also invest in credit default swaps, total return swaps and interest rate swaps. Such transactions are subject to market risk, liquidity risk, risk of default by the other party to the transaction, known as “counterparty risk,” and risk of imperfect correlation between the value of such instruments and the underlying assets and may involve commissions or other costs. When buying protection under a swap, the risk of loss with respect to swaps generally is limited to the net amount of payments that the Fund is contractually obligated to make. However, when selling protection under a swap, the risk of loss is often the notional value of the underlying asset, which can result in a loss substantially greater than the amount invested in the swap itself. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid; however, there is no guarantee that the swap market will continue to provide liquidity. If the
Sub-Adviser
is incorrect in its forecasts of market values, interest rates or currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if these investment techniques were not used.
In a total return swap, the Fund pays the counterparty periodic payments based on a fixed or variable interest rate and receives in exchange the total return of underlying loans or debt securities. The Fund bears the risk of default on the underlying loans or debt securities, based on the notional amount of the swap. The Fund would typically have to post collateral to cover this potential obligation.
Credit Derivatives Risk.
The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. Credit derivatives are transactions between two parties which are designed to isolate and transfer the credit risk associated with a third party (the “reference entity”). Credit derivative transactions in their most common form consist of credit default swap transactions under which one party (the “credit protection buyer”) agrees to make one or more payments in exchange for the other party’s (the “credit protection seller”) obligation to assume the risk of loss if an agreed-

upon “credit event” occurs with respect to the reference entity. Credit events are specified in the contract and are intended to identify the occurrence of a significant deterioration in the creditworthiness of the reference entity (e.g., a default on a material portion of its outstanding obligations or a bankruptcy or, in some cases, a restructuring of its debt).
If the
Sub-Adviser
is incorrect in its forecasts of default risks, liquidity risk, counterparty risk, market spreads or other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. Moreover, even if the
Sub-Adviser
is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being protected. The Fund’s risk of loss in a credit derivative transaction varies with the form of the transaction. For example, if the Fund sells protection under a credit default swap, it would collect periodic fees from the buyer and would profit if the credit of the underlying issuer or reference entity remains stable or improves while the swap is outstanding, but the Fund would be required to pay an agreed-upon amount to the buyer (which may be the entire notional amount of the swap) if the reference entity defaults on the reference security. Credit default swap agreements involve greater risks than if the Fund invested in the reference obligation directly.
Credit derivatives may be used to create an exposure to the underlying asset or reference entity, to reduce existing exposure or to create a profit through trading differences in their buying and selling prices. The Fund or its issuers may enter into credit derivatives transactions as protection buyer or seller. Where the Fund is a credit protection buyer, the Fund will only receive a payment if a credit event occurs. Where the Fund is a credit protection seller, it will have a contractual relationship only with the credit protection buyer, and not with the reference entity unless a termination (in whole or in part) of the contract prior to such contract’s scheduled maturity date (in the event of a credit event) occurs with respect to any such reference entity, physical settlement applies and the credit protection seller delivers an asset referenced by the credit default swap (a “reference asset”) to the Fund.
Prepayment Risk.
During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to shareholders. This is known as prepayment or “call” risk. Below investment grade instruments frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met (“call protection”). An issuer may redeem a below investment grade instrument if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Loans typically do not have call protection. For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be enhanced.
The frequency at which prepayments (including voluntary prepayments by obligors and accelerations due to defaults) occur on debt instruments will be affected by a variety of factors including the prevailing level of interest rates and spreads, as well as economic, demographic, tax, social, legal and other factors. Generally, obligors tend to prepay their fixed-rate obligations when prevailing interest rates fall below the coupon rates on their obligations. Similarly, floating rate issuers and borrowers tend to prepay their obligations when spreads narrow.
In general, “premium” securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments. Since many fixed-rate obligations will be premium instruments when interest rates and/or spreads are low, such debt instruments and asset-backed instruments may be adversely affected by changes in prepayments in any interest rate environment.
The adverse effects of prepayments may impact the Fund’s portfolio in two ways. First, particular investments may experience outright losses, as in the case of an interest-only instrument in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the

Sub-Adviser
may have constructed for these investments, resulting in a loss to the Fund’s overall portfolio. In particular, prepayments (at par) may limit the potential upside of many instruments to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss.
Inflation/Deflation Risk.
Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions on the Common Shares can decline.
In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Economic activity has continued to accelerate across sectors and regions. Nevertheless, global supply chain issues have led, and may in the future lead, to a rise in energy prices. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.
Non-U.S.
Instruments Risk.
The Fund may invest in
non-U.S.
instruments.
Non-U.S.
investments involve certain risks not typically associated with investing in the United States, including risks relating to: (i) currency exchange matters, such as fluctuations in the rate of exchange between the U.S. dollar and the various
non-U.S.
currencies in which the Fund’s
non-U.S.
investments may be denominated and costs associated with the conversion of investment principal and income from one currency into another; (ii) the imposition or modification of foreign exchange controls; (iii) the unpredictability of international trade patterns; (iv) differences between U.S. and
non-U.S.
markets, including potential price volatility in, and relative illiquidity of, some
non-U.S.
markets; (v) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation across some countries; (vi) certain economic, social and political risks, including restrictions on
non-U.S.
investment and repatriation of capital, the risks of economic, social and political instability (including the risk of war, terrorism, social unrest or conflicts) and the possibility of nationalization, confiscatory taxation or expropriation of assets; (vii) the possible imposition of
non-U.S.
taxes on income and gains recognized with respect to such
non-U.S.
investments and the possible imposition of withholding taxes or branch taxes on earnings of the Fund from investments in such jurisdictions; (viii) different bankruptcy laws and customs; (ix) high transaction costs and difficulty in enforcing contractual obligations; and (x) less developed corporate laws and limited information regarding, among other things, fiduciary duties and the protection of investors. Generally, there is less readily available and reliable information about
non-U.S.
issuers or borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The cost of servicing external debt will also generally be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates which are adjusted based upon international interest rates. Because
non-U.S.
instruments may trade on days when the Fund’s Common Shares are not priced, the Fund’s NAV may change at times when Common Shares cannot be sold.
Foreign Currency Risk.
Because the Fund may invest its Managed Assets in securities or other instruments denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of instruments held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of instruments denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The
Sub-Adviser
may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. See “Risk Factors—Swap Risk.” The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.
Repurchase Agreements Risk.
Subject to its investment objective and policies, the Fund may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future. The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund generally will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.
Reverse Repurchase Agreements Risk.
The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments.
Operational,
 Artificial Intelligence, and Cybersecurity Risk.
The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.
For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.
With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified, in large part because different, unknown threats may emerge in the future. Similar types of cybersecurity risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.
The Adviser
and Sub-Adviser may
also utilize AI in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the Adviser’s and Sub-Adviser’s business
operations. AI models may rely on techniques such as natural language processing and machine learning, which are less transparent or interpretable and may produce unexpected results, which could adversely impact the Fund. If the content, analyses, or recommendations that AI applications assist the Adviser or Sub-Adviser in
producing are or are alleged to be deficient, inaccurate, or biased, the Fund may be adversely affected. Additionally, AI tools used by the Adviser or Sub-Adviser may
produce inaccurate, misleading or incomplete responses that could lead to errors in the Adviser’s or Sub-Adviser’s and
their employees’ decision-making, portfolio management or other business activities, which could have a negative impact on the performance of the Fund. Such AI tools could also be used against the
Adviser, Sub-Adviser, or
the Fund and its investments in criminal or negligent ways. The Adviser’s and Sub-Adviser’s competitors
or other third parties could incorporate AI into their products more quickly or more successfully, which could impair the Adviser’s or Sub-Adviser’s ability
to compete effectively. AI has the potential to result in significant and disruptive changes in companies, sectors or industries, including those in which the Fund invests, and any such changes could create new and unpredictable operational, legal and/or regulatory risks. Additionally, AI technologies may be exploited by malicious actors for cyberattacks, market manipulation, and fraud, further exacerbating risks. In the current period of technological and commercial innovation, startups and other companies have found success disrupting traditional approaches to industry or market practices, and the frequency of such disruptions is expected to increase. Such disruptions could negatively impact the Fund and its investments, alter market practices on which the Fund’s investment strategy depends to create investment returns, significantly disrupt the market in which the Fund operates and/or subject the Fund to increased competition.
Additional Capital.
The Fund’s portfolio companies may require additional financing to satisfy their working capital requirements, capital expenditure and acquisition and financing strategies. The amount of additional financing needed will depend upon the maturity and objectives of the particular portfolio company. If the funds provided are not sufficient, such portfolio company may have to raise additional capital at a price unfavorable to existing investors, including the Fund. In addition, the Fund may make additional debt and equity investments or exercise warrants, options or convert convertible securities that were acquired in the initial investment in such portfolio company in order to, among other things, preserve the Fund’s proportionate ownership when a subsequent financing is planned, or to protect or enhance the Fund’s investment when such portfolio company’s performance does not meet expectations. The availability of capital is generally a function of capital market conditions that are beyond the control of the Fund or any portfolio company. There can also be no assurance that the portfolio companies will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from the Fund or any other financing source. For instance, the Fund may be called upon to provide follow-on
funding for its investments or have the opportunity to increase its investment in such a portfolio company. There can be no assurance that the Fund will make follow-on
investments or that it will have sufficient funds or the ability to do so. Any decision by the Fund not to make a follow-on
investment or its inability to make such an investment may, in either case, have a substantial negative impact on a portfolio company in need of such an investment or may diminish the Fund’s ability to influence the portfolio company’s future development. The
Sub-Adviser
will, in its sole discretion, determine whether an investment constitutes an additional investment.
Uncertain Exit Strategies.
Due to the illiquid nature of many of the investments which the Fund expects to make, the
Sub-Adviser
is unable to predict with confidence what, if any, exit strategies will ultimately be available for any given core position. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors. The larger the transaction in which the Fund is participating, the more uncertain the Fund’s exit strategy tends to become.
Investment and Trading Risk.
All investments in securities risk the loss of capital. The
Sub-Adviser
believes that the Fund’s investment program and research techniques moderate this risk through a careful selection of securities and other financial instruments. No guarantee or representation is made that the Fund’s program will be successful. The Fund’s investment program may utilize such investment techniques as leverage, margin transactions, short sales, swaps, options on securities and forward contracts, which practices may, in certain circumstances, increase the adverse impact to which the Fund may be subject. The Fund will invest in bonds or other fixed income instruments, including public and private non-investment
grade bonds, secured loans, second lien debt, convertible securities, options, swaps, collateralized loan obligations and other similar securities. Such instruments may face ongoing uncertainties and exposure to adverse business, financial or economic conditions that could lead to the portfolio company’s inability to meet timely interest and principal payments. The market prices of such instruments are also subject to abrupt and erratic market movements and changes in liquidity and above-average price volatility, and the spread between the bid and asked prices of such instruments may be greater than those prevailing in other securities markets.
Hedging Policies/Risks.
In connection with certain investments, the Fund may employ hedging in support of financing techniques or that is designed to reduce the risks of adverse movements in interest rates, securities prices, commodities prices and currency exchange rates, as well as other risks, and portfolio companies themselves may also utilize hedging techniques. While such transactions may reduce certain risks, such transactions themselves may entail certain other risks, including counterparty default, convergence and other related risks. Thus, while the Fund may benefit from the use of these hedging mechanisms, unanticipated changes in interest rates, securities prices, commodities prices or currency exchange rates or other events related to hedging activities may result in a poorer overall performance for the Fund than if it or its portfolio companies had not entered into such hedging transactions.
Investments in Equity Securities Generally.
The Fund may hold investments in equity securities and equity security-related derivatives. Investments in equity securities of small or medium-sized
market capitalization companies will have more limited marketability than the securities of larger companies. In addition, securities of smaller companies may have greater price volatility. For example, investment in equity securities may arise in connection with the Fund’s debt investment opportunities and may be accompanied by “equity-kickers” or warrants, as well as in the form of equity investments in platform investments, to the extent that any such platform investment is allocated to Apollo Clients (such as the Fund) and not Apollo in accordance with Apollo’s policies and procedures. The Fund may choose to short the equity of an issuer when another technique is not available, most notably a bond or some other derivative. In addition, the Fund may be forced to accept equity in certain circumstances. The value of these financial instruments generally will vary with the performance of the issuer and movements in the equity markets. As a result, the Fund may suffer losses if it invests in equity instruments of issuers whose performance diverges from the
Sub-Adviser’s
expectations or if equity markets generally move in a single direction and the Fund has not hedged against such a general move. The Fund also may be exposed to risks that issuers will not fulfill contractual obligations such as, in the case of private placements, registering restricted securities for public resale. In addition, equity securities fluctuate in value in response to many factors, including the activities and financial condition of individual companies, geographic markets, industry market conditions, interest rates and general economic environments. Holders of equity securities may be wiped out or substantially reduced in value in a bankruptcy proceeding or corporate restructuring.
Portfolio Borrower and Seller Fraud; Breach of Covenant.
The Fund may acquire investments having structural, covenant and other contractual terms providing adequate downside protection, but there can be no assurance that such features and terms will achieve their desired effect and potential investors should regard an investment in the Fund as being speculative and having a high degree of risk. Of paramount concern in acquiring an investment is the possibility of material misrepresentation or omission on the part of the seller, the Portfolio Borrower or other credit support providers, or breach of covenant by any such parties. Such inaccuracy or incompleteness or breach of covenants may adversely affect the valuation of the collateral underlying the loans or the ability of lenders to perfect or effectuate a lien on the collateral securing the loan or the Fund’s ability to otherwise realize on or avoid losses in respect of the investment. The Fund will rely upon the accuracy and completeness of representations made by any such parties to the extent reasonable, but cannot guarantee such accuracy or completeness.
Fund’s Income.
The Fund’s income may at times be variable. For example, there may be times when the Fund holds instruments that are junior to other instruments and as a result of limited cash flow, the Fund receives little or no income. A wide range of factors may adversely affect an obligor’s ability to make repayments, including adverse changes in the financial condition of such obligor or the industries or regions in which it operates; the obligor’s exposure to counterparty risk; systemic risk in the financial system and settlement; changes in law or taxation; changes in governmental regulations or other policies; natural disasters; terrorism; social unrest, civil disturbances; or general economic conditions. Default rates tend to accelerate during economic downturns.
Any defaults will have a negative impact on the value of the Fund’s investments and may reduce the return that the Fund receives from its investments. While some amount of annual defaults is expected to occur in the Fund’s portfolio, defaults in or declines in the value of the Fund’s investments in excess of these expected amounts may result in breaches of covenants under the Fund’s financing arrangements, triggering credit enhancement requirements or accelerated repayment provisions and, if not cured within the relevant grace periods, permitting the finance provider to enforce its security over all the assets of the Fund.
In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of an obligor, holders of debt instruments ranking senior to the Fund’s investments would typically be entitled to receive payment in full before the Fund receives any distributions in respect of its investments. After repaying the senior creditors, such obligor may not have any remaining assets to repay its obligations to the Fund. In the case of debt ranking equally with the loans or debt securities in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant investee company. Each jurisdiction in which the Fund invests has its own insolvency laws. As a result, investments in similarly situated investee companies in different jurisdictions may well confer different rights in the event of insolvency.
Credit Linked Notes.
The Fund or its portfolio companies may utilize notes; the performance of which are linked to the credit performance of a reference portfolio of certain loan-related claims on corporate and similar entities that are specified from time to time. CLNs may be speculative and note holders may lose some or all of their initial investments. CLNs may not be rated by any credit agency and are subject not only to note holders’ credit risk exposure, but, also, to the credit risk of the issuer, whose credit ratings and credit spreads may adversely affect the market value of such CLNs.
Asset-Backed Securities Investments.
The Fund’s investment program is expected to include a significant amount of asset-backed securities investments in a range of asset classes that will subject them to further risks, including, among others, credit risk, liquidity risk, interest rate and other market risk, operational risk, structural risk, sponsor risk, monoline wrapper risk and other legal risk. Some, but not all, of these additional asset classes and certain related risks are described below.

The investment characteristics of ABS differ from those of traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. ABS are not secured by an interest in the related collateral. Credit card receivables, for example, are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer loan laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of ABS backed by automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related ABS. The risk of investing in ABS is ultimately dependent upon payment of underlying loans by the debtor.
In addition, investments in subordinated ABS involve greater credit risk of default than the senior classes of the issue or series. Default risks may be further pronounced in the case of ABS secured by, or evidencing an interest in, a relatively small or less diverse pool of underlying loans. Certain subordinated securities absorb all losses from default before any other class of securities is at risk. There may also be no established, liquid secondary market for many of the ABS the Fund may purchase. The lack of such an established, liquid secondary market may have an adverse effect on the market value of such ABS and the Fund’s ability to sell them. Further, ABS may be subject to certain transfer restrictions that may further restrict liquidity.
Commercial Mortgage-Backed Securities.
The Fund may invest in commercial mortgage-backed securities and other mortgage-backed securities, including subordinated tranches of such securities. The value of CMBS will be influenced by factors affecting the value of the underlying real estate portfolio, and by the terms and payment histories of such CMBS.
Some or all of the CMBS contemplated to be acquired by the Fund may not be rated, or may be rated lower than investment grade securities, by one or more nationally recognized statistical rating organizations. Lower-rated or unrated CMBS, or
“B-pieces,”
have speculative characteristics and can involve substantial financial risks as a result. The prices of lower credit quality securities have been found to be less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic or real estate market conditions or individual issuer concerns. As an investor in subordinated CMBS in particular, the Fund will be first in line among debt holders to bear the risk of loss from delinquencies and defaults experienced on the collateral.
The Fund may acquire subordinated tranches of CMBS issuances. In general, subordinated tranches of CMBS are entitled to receive repayment of principal only after all principal payments have been made on more senior tranches and also have subordinated rights as to receipt of interest distributions. Such subordinated tranches are subject to a greater risk of nonpayment than are senior tranches of CMBS or CMBS backed by third party credit enhancement. In addition, an active secondary market for such subordinated securities is not as well developed as the market for certain other mortgage-backed securities. Accordingly, such subordinated CMBS may have limited marketability and there can be no assurance that a more efficient secondary market will develop.
The value of CMBS and other mortgage-backed securities in which the Fund may invest generally will have an inverse relationship with interest rates. Accordingly, if interest rates rise, the value of such securities will decline. In addition, to the extent that the mortgage loans which underlie specific mortgage-backed securities are pre-payable,
the value of such mortgage securities may be negatively affected by increasing prepayments, which generally occur when interest rates decline.
Residential Mortgage-Backed Securities.
The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized and the securities issued in such securitization may be guaranteed or credit enhanced. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the area where the related mortgaged property is located, the borrower’s equity in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.
Participation Interests.
The Fund may purchase participation interests in debt instruments which do not entitle the holder thereof to direct rights against the obligor. Participations held by the Fund in a seller’s portion of a debt instrument typically result in a contractual relationship only with such seller, not with the obligor. The Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the seller and only upon receipt by such seller of such payments from the obligor. In connection with purchasing participations, the Fund generally will have no right to enforce compliance by the obligor with the terms of the related loan agreement, nor any rights of set-off
against the obligor and the Fund may not directly benefit from the collateral supporting the debt instrument in which it has purchased the participation. As a result, the Fund will assume the credit risk of both the obligor and the seller selling the participation. In the event of the insolvency of such seller, the Fund may be treated as a general creditor of such seller, and may not benefit from any set-off
between such seller and the obligor. When the Fund holds a participation in a debt instrument it may not have the right to vote to waive enforcement of any restrictive covenant breached by an obligor or, if the Fund does not vote as requested by the seller, it may be subject to repurchase of the participation at par. Sellers voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund, and such selling institutions may not consider the interests of the Fund in connection with their votes.
Security Risk.
Certain investments such as trade claims or consumer receivables may not be secured over underlying assets. Investments may be secured by mortgages, charges, pledges, liens or other security interests. Depending on the jurisdiction in which such security interests are created, enforcement of such securities can be a complicated and difficult process. For example, enforcement of security interests in certain jurisdictions can require a court order and a sale of the secured property through public bidding or auction. In addition, some courts may delay, upon the obligor’s application, the enforcement of a security if the obligor can show that it has a valid reason for requesting such delay, such as showing that the default was caused by temporary hardships. For example, some jurisdictions grant courts the power to declare security interest arrangements to be void if they deem the security interest to be excessive.
Short Selling.
The Fund’s investment program may include short selling. Short selling involves selling securities which may or may not be owned by the seller and borrowing the same securities for delivery to the purchaser, with an obligation to return the borrowed securities to the lender at a later date. Short selling allows the seller to profit from declines in market prices to the extent such decline exceeds the transaction costs and the costs of borrowing the securities and may be an important aspect of certain of the investment strategies of the Fund. The extent to which the Fund engages in short sales will depend upon its investment strategy and perception of market direction. A short sale creates the risk of a theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost to the Fund of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase at the time the Fund desires to close out such short position. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.
The SEC and other U.S. and
non-U.S.
regulatory authorities have imposed, and may impose in the future, restrictions on short selling, either on a temporary or permanent basis, and have adopted rules that regulate and require reporting of short-selling activities. Such regulations and restrictions include placing limitations on specific companies and/or industries with respect to which the Fund may enter into short positions, may hinder the Fund in, or prevent it from, implementing its investment strategies, and may negatively affect the Fund’s performance.

Options.
The Fund or its portfolio companies may buy or sell (write) both call options and put options (either exchange-traded or over-the-counter
in
principal-to-principal
transactions), and when it writes options it may do so on a “covered” or an “uncovered” basis. The risk of writing a call is theoretically unlimited unless the call option is “covered.” A call option is “covered” when the writer owns the underlying assets in at least the amount of which the call option applies. The Fund’s options transactions may be part of a hedging tactic (i.e., offsetting the risk involved in another securities position) or a form of leverage, in which the Fund has the right to benefit from price movements in a large number of securities with a small commitment of capital. These activities involve risks that can be large, depending on the circumstances. When the Fund buys an option, a decrease (or inadequate increase) in the price of the underlying security in the case of a call, or an increase (or inadequate decrease) in the price of the underlying security in the case of a put, could result in a total loss of the Fund’s investment in the option (including commissions). When the Fund sells (writes) an option, the risk can be substantially greater than when it buys an option. The seller of an uncovered call option bears the risk of an increase in the market price of the underlying security above the exercise price.
Investments in Convertible Securities.
Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible
securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Investments in Below Investment Grade Securities.
A significant portion of the Fund’s investments may also be in obligations or securities that are rated below investment grade by recognized rating services such as Moody’s and Standard & Poor’s. Securities rated below investment grade and unrated securities generally offer a higher current yield than that available from higher grade issues, but typically involve greater risk. Securities rated below investment grade and unrated securities are typically subject to adverse changes in general economic conditions, changes in the financial condition of their issuers and price fluctuation in response to changes in interest rates. During periods of economic downturn or rising interest rates, issuers of securities rated below investment grade and unrated securities may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the values and liquidity of securities rated below investment grade and unrated securities, especially in a market characterized by a low volume of trading. In addition, the secondary market for high-yield securities, which is concentrated in relatively few market makers, may not be as liquid as the secondary market for more highly rated securities. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded.

Investments in Distressed Securities and Restructurings; Investments Subject to Bankruptcy Laws.
The Fund may make investments, in restructurings or otherwise, that involve portfolio companies that are experiencing, or are expected to experience, severe financial difficulties. These financial difficulties may never be overcome and may lead to uncertain outcomes, including causing such portfolio company to become subject to bankruptcy proceedings. There are a number of significant risks inherent in the bankruptcy process. For example, in order to protect net operating losses of an obligor in bankruptcy, a bankruptcy court might take any number of actions, including prohibiting or limiting the transfer of claims held by certain classes of creditors. Such a prohibition could have a material adverse effect on the value of certain investments made by the Fund. For example, the Fund might be prohibited from liquidating investments which are declining in value.
In addition, investments in issuers that are experiencing, or are expected to experience, severe financial difficulties could, in certain circumstances, subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment therein. For example, under certain circumstances, a lender who has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In addition, under certain circumstances, payments to the Fund and distributions by the Fund to the shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, a preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings may be adversely affected by statutes related to, among other things, fraudulent conveyances, voidable preferences, lender liability and the bankruptcy court’s discretionary power to disallow, subordinate or disenfranchise particular claims or re-characterize
investments made in the form of debt as equity contributions. The possibility of litigation between the participants in a reorganization is another consideration that makes any evaluation of the outcome of an investment uncertain.
Such investments could also be subject to federal bankruptcy laws and state fraudulent conveyance laws, which may vary from state to state, if the securities relating to such investments were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities.
Minority Position and Toehold Investments.
The Fund could also make minority equity or debt investments in companies where the Fund may have limited influence. Such companies may have economic or business interests or goals that are inconsistent with those of the Fund and the Fund may not be in a position to limit or otherwise protect the value of its investment in such companies. The Fund’s control over the investment policies of such companies may also be limited. This could result in the Fund’s investments being frozen in minority positions that incur a substantial loss. If the Fund takes such a minority position in publicly traded securities as a
“toe-hold”
investment, then such publicly traded securities may fluctuate in value over the limited duration of the Fund’s investment in such publicly traded securities, which could potentiality reduce returns to shareholders. While the
Sub-Adviser
may seek to accumulate larger positions, the Fund may accumulate minority positions in the outstanding voting stock, or securities convertible into the voting stock, of potential portfolio companies. While the
Sub-Adviser
will seek to achieve such accumulation through open market purchases, registered tender offers, negotiated transactions or private placements, the Fund may be unable to accumulate a sufficiently large position in a target company to execute its strategy. In such circumstances, the Fund may dispose of its position in the target company within a short time of acquiring it and there can be no assurance that the price at which the Fund can sell such stock will not have declined since the time of acquisition. This may be exacerbated by the fact that stock of the companies that the Fund may target may be thinly traded and that the Fund’s position may nevertheless have been substantial and its disposal may depress the market price for such stock.
Investments in the Energy Industry.
Investments in the energy sector may be subject to a variety of risks, not all of which can be foreseen or quantified. Such risks may include, but are not limited to: (i) the risk that the technology employed in an energy project will not be effective or efficient; (ii) uncertainty about the availability or efficacy of energy sales agreements or fuel supply agreements that may be entered into in connection with a project; (iii) risks that regulations affecting the energy industry will change in a manner detrimental to the industry; (iv) environmental liability risks related to energy properties and projects; (v) risks of equipment failures, fuel interruptions, loss of sale and supply contracts or fuel contracts, decreases or escalations in power contract or fuel contract prices, bankruptcy of key customers or suppliers, tort liability in excess of insurance coverage, inability to obtain desirable amounts of insurance at economic rates, acts of God and other catastrophes; (vi) uncertainty about the extent, quality and availability of oil and gas reserves; (vii) the risk that interest rates may increase, making it difficult or impossible to obtain project financing or impairing the cash flow of leveraged projects; and (viii) the risk of changes in values of companies in the energy sector whose operations are affected by changes in prices and supplies of energy fuels (prices and supplies of energy fuels can fluctuate significantly over a short period of time due to changes in international politics, energy conservation, the success of exploration projects, the tax and other regulatory policies of various governments and the economic growth of countries that are large consumers of energy, as well as other factors). The occurrence of events related to the foregoing may have a material adverse effect on the Fund and its investments.
In addition to the foregoing, certain of the portfolio companies in which the Fund invests may be subject to the risks inherent in acquiring or developing recoverable oil and natural gas reserves, including capital expenditures for the identification and acquisition of projects, the drilling and completion of wells and the conduct of development and production operations. The presence of unanticipated pressures or irregularities in formations, miscalculations or accidents may cause such activity to be unsuccessful, which may result in losses. Furthermore, successful investment in oil and natural gas properties and other related facilities and properties requires an assessment of (i) recoverable reserves; (ii) future oil and natural gas prices; (iii) operating and capital costs; (iv) potential environmental and other liabilities; and (v) other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. Also, the revenues generated by certain of the portfolio companies in which the Fund invests may be dependent on the future prices of and the demand for oil and natural gas. Oil and gas investments may have significant shortfalls in projected cash flow if oil and gas prices decline from levels projected at the time the investment is made. Various factors beyond the control of the Fund will affect prices of oil, natural gas and natural gas liquids, including the worldwide supply of oil and natural gas, political instability or armed conflict in oil and natural gas producing regions, the price of foreign imports, the level of consumer demand, the price and availability of alternative fuels, the availability of pipeline capacity and changes in existing government regulation, taxation and price control. Prices for oil and natural gas have fluctuated greatly during the past, and markets for oil, natural gas and natural gas liquids continue to be volatile. Further, to the extent the Fund invests in or receives energy royalty interests, the Fund will generally receive revenues from those royalty interests only upon sales of oil, gas and other hydrocarbon production by the underlying property or upon sale of the royalty interests themselves. There can be no assurance that reserves sufficient to provide the expected royalty income will be discovered or produced.
Volatile oil, natural gas and natural gas liquids prices make it difficult to estimate the value of developed properties for acquisition and divestiture (and collateral purposes) and often cause disruption in the market for oil, natural gas and natural gas liquids developed properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects. In addition, estimates of hydrocarbon reserves by qualified engineers are often a key factor in valuing certain oil and gas assets. These estimates are subject to wide variances based on changes in commodity prices and certain technical assumptions. Accordingly, it is possible for such reserve estimates to be significantly revised from time to time, creating significant changes in the value of the Fund’s portfolio investments.
Legal and Regulatory Matters in the Energy Sector.
Power generation and transmission, as well as oil, natural gas and coal storage, handling, processing and transportation, are extensively regulated; statutory and regulatory requirements may include those imposed by energy, zoning, environmental, safety, labor and other regulatory or political authorities. Failure to obtain or a delay in the receipt of relevant governmental permits or approvals, including regulatory approvals, could hinder operation of an investment and result in fines or additional costs. Obtaining permits and approvals or complying with ongoing regulatory requirements may be costly and/or time-consuming to obtain. Moreover, the adoption of new laws or regulations, including those with respect to the emission of greenhouse gasses, or changes in the interpretation of existing laws or regulations or changes in the persons charged with political oversight of such laws or regulations, could have a material adverse effect upon the profitability of the Fund or its portfolio companies and could necessitate the creation of new business models and the restructuring of investments in order to meet regulatory requirements, which may be costly and/or time-consuming.
General Risks of Investments in the Utility and Power Industries.
The Fund may invest in the utility and power sectors. These investments are sensitive to fluctuations in resource availability, energy supply and demand, interest rates, special risks of constructing and operating facilities (including nuclear facilities), lack of control over pricing, merger and acquisition activity, weather conditions (including abnormally mild winter or summer weather and abnormally harsh winter or summer weather), availability and adequacy of pipeline and other transportation facilities, geopolitical conditions in gas or oil producing regions and countries (including the risk of nationalization of the natural gas, oil and related sectors), the ability of members of the Organization of the Petroleum Exporting Countries to agree upon and maintain oil prices and production levels, the price and availability of alternative fuels, international and regional trade contracts, labor contracts, the impact of energy conservation efforts, environmental considerations, public policy initiatives and regulation.
Regulatory Risks of Investments in the Utility and Power Industries.
Utility and power companies are subject to significant regulation in many aspects of their operations, including how facilities are constructed, maintained and operated, environmental and safety controls and the prices they may charge for the products and services. There are a variety of risks relating to actions of various governmental agencies and authorities in such industries. Additionally, stricter laws, regulations or enforcement policies could be enacted or pursued in the future, which would likely increase compliance costs and may adversely affect the financial performance of energy companies which may have implications for the companies that support the energy sectors’ infrastructure-related requirements.
Investment in the Communications Industry.
The Fund’s portfolio companies may include communications companies. Communications companies in the U.S., Europe and other developed and emerging countries undergo continual changes mainly due to evolving levels of governmental regulation or deregulation as well as the rapid development of communication technologies. Competitive pressures within the communications industry are intense, and the securities of communications companies may be subject to significant price volatility. In addition, because the communications industry is subject to rapid and significant changes in technology, the companies in this industry in which the Fund may invest will face competition from technologies being developed or to be developed in the future by others, which may make such companies’ products and services obsolete.
Investing in Media Companies.
The Fund may focus a portion of its investment activities in media companies. These companies are sensitive to, among other things, global economic conditions, fluctuations in advertising expenditures from which media companies derive substantial revenue, seasonal fluctuations, changes in public and consumer tastes and preferences for products, content and services, rapidly changing technologies, theft of intellectual property including lost revenue due to copyright infringement, retention of key talent and management, merger and acquisition activity and regulation and other political considerations, which may cause the Fund to experience substantial volatility. Further, to the extent the Fund invests in or receives media company royalty interests, the Fund will generally receive revenues from those royalty interests only upon the sale of the source of the royalty payments by the underlying owner of such interests or upon sale of the royalty interests themselves. There can be no assurance that the sources of the expected royalty income will perform as anticipated.
Risks Inherent to Real Estate Investing.
The Fund will invest in debt investments related to real estate. Real estate historically has experienced significant fluctuations and cycles in performance that may result in reductions in the value of the Fund’s investments. The ultimate performance and value of such investments of the Fund are subject to the varying degrees of risk generally incident to ownership and operations of the properties to which the Fund will be exposed and which collateralize or support its investments. The ultimate performance and value of the Fund’s investments depend upon, in large part, the Fund’s ability to operate each such investment so that it provides sufficient cash flows necessary to pay the Fund’s equity investment and a return on such investment, or to pay interest and principal due to the Fund or a lender. Revenues and cash flows may be adversely affected by:

•	changes in local real estate market conditions due to changes in national or local economic conditions or changes in local property market characteristics;

•	government regulation including taking or condemnation losses and limitations on rent, such as rent control and rent stabilization;

•	competition from other properties and changes in the supply and demand for competing properties in an area;

•	fluctuations in building occupancy and the financial resources of tenants;

•
changes in interest rates and in the state of the debt and equity capital markets, particularly the availability of debt financing which may render the sale or refinancing of properties difficult or impracticable;

•	the ongoing need for capital improvements, particularly in older buildings;

•	changes in real estate tax rates and other operating expenses;

•
adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, hurricanes, floods, fires and other natural disasters, acts of war or terrorism, which may decrease the availability of or increase the cost of insurance or result in uninsured losses;

•	adverse changes in zoning laws;

•	the impact of present or future environmental legislation and compliance with environmental laws;

•	the impact of lawsuits which could cause the Fund to incur significant legal expenses and divert management’s time and attention from day-to-day operations of the Fund; and

•	other adverse factors that are beyond the Fund’s control.
In the event that any of the Fund’s investments experience any of the foregoing events or occurrences, the value of, and return on, such investments would be negatively impacted.
Reliance on Corporate Management and Financial Reporting.
Many of the strategies implemented by the Fund rely on the financial information made available by the issuers in which the Fund invests. The
Sub-Adviser
has no ability to independently verify the financial information disseminated by the issuer in which the Fund invests and is dependent upon the integrity of both the management of these issuers and the financial reporting process in general.
Broker, Dealer or Custodian Insolvency.
The Fund’s assets may be held in one or more accounts maintained for the Fund by its prime brokers or at other brokers or with one or more custodians, which may be located in various jurisdictions. Such prime brokers, local brokers and custodians, as brokerage firms, custodians or commercial banks, may be subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a prime broker or custodian or any of their respective sub-custodians,
agents or affiliates, or a local broker, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should assume that the insolvency of any of the prime brokers or such other service providers would result in a loss to the Fund, which could be material.
Investments in the Insurance Sector.
The Fund may also invest in esoteric asset classes such as the insurance capital markets, which include insurance-linked securities (whereby the performance and return of the investment depend on the results of the underlying policy or instrument), insurance securitizations, catastrophe bonds, life insurance/life annuity combination bonds, structured settlements, insurance reserve financing, mortality/longevity swaps, life settlements, premium finance loans and other similar asset backed securities or instruments. These are specialized asset classes with unique risks, and prospective shareholders should carefully consider, among other factors, the matters described below, each of which could have an adverse effect on the value of their investments in the Fund. On an opportunistic basis, the Fund may invest in insurance-linked securities, whereby the performance and return of the investment depend on the results of the underlying insurance policy or instrument. An investment by the Fund in the insurance capital markets involves a high degree of risk, including the risk that the entire amount invested may be lost. Such investments would constitute investing in a relatively new and developing asset class where a significant part of the asset class involves relatively illiquid instruments.
ESG Considerations.
As part of its investment process, for certain of the Fund’s investments, the Adviser considers financially material environmental, social and governance (“ESG”) factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors. Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors, nor will it promote ESG characteristics ahead of other investment considerations.
Laws of Other Jurisdictions Where the Fund is Marketed.
Shares in the Fund may be marketed in various jurisdictions in addition to those more specifically addressed elsewhere in this prospectus. In order to market shares in the Fund in certain jurisdictions (or to investors who are citizens of or resident in such jurisdictions), the Fund, the
Sub-Adviser,
Apollo and its affiliates will be required to comply with applicable laws and regulations relating to such activities. Compliance may involve, among other things, making notifications to or filings with local regulatory authorities, registering the Fund, the
Sub-Adviser,
Apollo and its affiliates or the shares with local regulatory authorities or complying with operating or investment restrictions and requirements, including with respect to prudential regulation. Compliance with such laws and regulations may limit the ability of the Fund to participate in investment opportunities and may impose onerous or conflicting operating requirements on the Fund, the
Sub-Adviser,
Apollo and its affiliates. The costs, fees and expenses incurred in order to comply with such laws and regulations, including related legal fees and filing or registration fees and expenses, will be borne by the Fund and may be substantial. In addition, if the Fund, the
Sub-Adviser,
Apollo and its affiliates were to fail to comply with such laws and regulations, any or all of them could be subject to fines or other penalties, the cost of which typically would be borne by the Fund.
Eurozone Risks.
The Fund’s investments and its investment performance will most likely be affected by economic and fiscal conditions in Eurozone countries and developments relating to the euro. The deterioration of the Sovereign Debt of several Eurozone countries together with the risk of contagion to other more stable economies exacerbated the global economic crisis. This situation raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union. Economic, political or other factors could still result in changes to the composition of the European Monetary Union. The risk that other Eurozone countries could be subject to higher borrowing costs and face further deterioration in their economies, together with the risk that some countries could withdraw from the Eurozone, could have a negative impact on the Fund’s investment activities. A reintroduction of national currencies in one or more Eurozone countries or, in more extreme circumstances, the possible dissolution of the European Monetary Union cannot be ruled out. The departure or risk of departure from the European Monetary Union by one or more Eurozone countries and/or the abandonment of the euro as a currency could have major negative effects on the Fund. If the European Monetary Union is dissolved entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of investors’ shares in the Fund.

Sovereign Debt.
It is anticipated that the Fund may invest in Sovereign Debt. Sovereign Debt may include securities that the
Sub-Adviser
believes are likely to be included in restructurings of the external debt obligations of the issuer in question. The ability of an issuer to make payments on Sovereign Debt, the market value of such debt and the inclusion of Sovereign Debt in future restructurings may be affected by a number of other factors, including such issuer’s: (i) balance of trade and access to international financing; (ii) cost of servicing such obligations, which may be affected by changes in international interest rates; and (iii) level of international currency reserves, which may affect the amount of foreign exchange available for external debt payments. Significant ongoing uncertainties and exposure to adverse conditions may undermine the issuer’s ability to make timely payment of interest and principal, and issuers may default on their Sovereign Debt.
Risks Associated With Investments in Securities Indexed to the Value of Foreign Equity Securities.
Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.
Fraudulent Conveyance Considerations.
Various laws enacted for the protection of creditors may apply to certain investments that are debt obligations, although the existence and applicability of such laws will vary from jurisdiction to jurisdiction. For example, if a court were to find that the borrower did not receive fair consideration or reasonably equivalent value for incurring indebtedness evidenced by an investment and the grant of any security interest or other lien securing such investment, and, after giving effect to such indebtedness, the borrower (i) was insolvent; (ii) was engaged in a business for which the assets remaining in such borrower constituted unreasonably small capital; or (iii) intended to incur or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could invalidate such indebtedness and such security interest or other lien as fraudulent conveyances, subordinate such indebtedness to existing or future creditors of the borrower or recover amounts previously paid by the borrower (including to the Fund) in satisfaction of such indebtedness or proceeds of such security interest or other lien previously applied in satisfaction of such indebtedness. In addition, if an issuer in which the Fund has an investment becomes insolvent, any payment made on such investment may be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year) before insolvency. In general, if payments on an investment are voidable, whether as fraudulent conveyances or preferences, such payments can be recaptured either from the initial recipient or from subsequent transferees of such payments. To the extent that any such payments are recaptured from the Fund, the resulting loss will be borne by the Fund.
Environmental Matters.
Ordinary operation or the occurrence of an accident with respect to a portfolio company could cause major environmental damage, personal injury or property damage, which may result in significant financial distress to such portfolio company, even if covered by insurance. In addition, persons who arrange for the disposal or treatment of hazardous materials may also be liable for the costs of removal or remediation of these materials at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by those persons. Certain environmental laws and regulations may require that an owner or operator of an asset address prior environmental contamination, which could involve substantial cost and other liabilities. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of environmental contamination and may impose joint and several liability (including amongst the Fund, other Apollo Clients and the applicable portfolio company) or liabilities or obligations that purport to extend to (and pierce any corporate veil that would otherwise protect) the ultimate beneficial owners of the owner or operator of the relevant property or operating company that stand to financially benefit from such property’s or company’s operations. The Fund (and its shareholders) may therefore be exposed to substantial risk of loss from environmental claims arising in respect of its investments. Furthermore, changes in environmental laws or regulations or the environmental condition of an investment may create liabilities that did not exist at the time of its acquisition and that could not have been foreseen. Community and environmental groups may protest about the development or operation of portfolio company assets, which may induce government action to the detriment of the Fund. New and more stringent environmental or health and safety laws, regulations and permit requirements, or stricter interpretations of current laws, regulations or requirements, could impose substantial additional costs on a portfolio company, or could otherwise place a portfolio company at a competitive disadvantage compared to other companies, and failure to comply with any such requirements could have an adverse effect on a portfolio company. Even in cases where the Fund is indemnified by the seller with respect to an investment against liabilities arising out of violations of environmental laws and regulations, there can be no assurance as to the financial viability of the seller to satisfy such indemnities or the ability of the Fund to achieve enforcement of such indemnities. If these liabilities were to arise with respect to the Fund or its portfolio companies, the Fund might suffer significant losses and incur significant liabilities and obligations. The having or exercise of control or influence over a portfolio company could expose the assets of the Fund, the
Sub-Adviser
and their respective affiliates to claims by such portfolio company, its security holders and its creditors and regulatory authorities or other bodies. While the
Sub-Adviser
intends to manage the Fund to minimize exposure to these risks, the possibility of successful claims cannot be precluded, nor can there be any assurance as to whether such laws, rules, regulations and court decisions will be expanded or otherwise applied in a manner that is adverse to portfolio companies and the Fund and its shareholders. Moreover, it is possible that, when evaluating a potential investment, the
Sub-Adviser
may choose not to pursue or consummate such investment, if any of the foregoing risks may create liabilities or other obligations for any of the Fund, the
Sub-Adviser
or any of their respective affiliates, partners or employees. See also “—Control Person Liability” below.
Force Majeure and Expropriation Risk.
Portfolio companies may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Natural disasters, epidemics and other acts of God, which are beyond the control of the
Sub-Adviser,
may negatively affect the economy, infrastructure and livelihood of people throughout the world. For example, southeast Asia and many countries in Asia, including China, Japan, Indonesia and Australia have been affected by earthquakes, floods, typhoons, drought, heat waves or forest fires. Disease outbreaks have occurred in Asia in the past (including severe acute respiratory syndrome, or SARS, avian flu, H1N1/09 flu and
COVID-19)
and are occurring globally at present, and any prolonged occurrence of infectious disease, or other adverse public health developments or natural disasters in any country related to the Fund’s investments may have a negative effect on the Fund. Resulting catastrophic losses may either be uninsurable or insurable at such high rates as to make such coverage impracticable. If such a major uninsured loss were to occur with respect to any of the Fund’s investments, the Fund could lose both invested capital and anticipated profits.
The Fund may acquire portfolio companies that are located in areas that are subject to climate change and, as such, there may be significant physical effects of climate change that have the potential to have a material effect on the Fund’s business and operations. Physical impacts of climate change may include: increased storm intensity and severity of weather (e.g., floods or hurricanes); wildfires; sea level rise; and extreme temperatures. For example, many climate models indicate that global warming is likely to result in rising sea levels and increased frequency and severity of weather events, which may lead to higher insurance costs, or a decrease in available coverage, for portfolio companies in areas subject to severe weather. These climate-related effects could damage the portfolio company’s physical infrastructure, especially operations located in low-lying
areas near coasts and riverbanks, and facilities situated in hurricane-prone and rain-susceptible regions.
Some force majeure events may adversely affect the ability of a party (including a portfolio company or a counterparty to the Fund or a portfolio company) to perform its obligations until it is able to remedy the force majeure event. In addition, the cost to a portfolio company or the Fund of repairing or replacing damaged assets resulting from such force majeure event could be considerable. Certain force majeure events (such as war or an outbreak of an infectious disease) could have a broader negative impact on the world economy and international business activity generally, or in any of the countries in which the Fund may invest specifically. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control over one or more portfolio companies or its assets, could result in a loss to the Fund, including if its investment in such portfolio company is canceled, unwound or acquired (which could be without what the Fund considers to be adequate compensation). Any of the foregoing may therefore adversely affect the performance of the Fund and its investments.
Due Diligence.
The
Sub-Adviser
will conduct, and will use third parties to conduct, due diligence on prospective investments. In conducting such due diligence, the
Sub-Adviser’s
investment professionals will use publicly available information, as well as information from their relationships with former and current bank lenders, management teams, consultants, competitors and investment bankers. Such level of due diligence may not, however, reveal all matters and issues, material or otherwise, relating to prospective investments.
Possibility of Fraud or Other Misconduct of Employees and Service Providers.
Misconduct by employees of the
Sub-Adviser,
service providers to the Fund and/or their respective affiliates (including affiliated service providers) could cause significant losses to the Fund. Misconduct may include entering into transactions without authorization, the failure to comply with operational and risk procedures, including due diligence procedures, misrepresentations as to investments being considered by the Fund, the improper use or disclosure of confidential or material non-public
information, which could result in litigation or serious financial harm, including limiting the Fund’s business prospects or future marketing activities and non-compliance
with applicable laws or regulations and the concealing of any of the foregoing. Such activities may result in reputational damage, litigation, business disruption and/or financial losses to the Fund. Apollo has controls and procedures through which it seeks to minimize the risk of such misconduct occurring. However, no assurances can be given that the
Sub-Adviser
will be able to identify or prevent such misconduct.
In addition, instances of fraud and other deceptive practices or devices employed by management or owners of portfolio companies in which the Fund invests may undermine the
Sub-Adviser’s
due diligence efforts with respect to such companies and, if such fraud is discovered, negatively affect the valuation of the Fund’s investments. In addition, when discovered, financial fraud may contribute to overall market volatility that could negatively impact the Fund’s investments. In the event of fraud by any portfolio company in which the Fund invests, the Fund may suffer a partial or total loss of its capital investment in that company.
Trade Errors.
The
Sub-Adviser
has adopted a policy for the purpose of addressing trade errors that may arise, from time to time, with respect to the securities transactions of the Fund. The
Sub-Adviser,
pursuant to the policy, will seek to identify and correct any trade errors in an expeditious manner. The determination of whether or not a trade error has occurred will be in the discretion of the
Sub-Adviser,
and investors should be aware that, in making such determinations, the
Sub-Adviser
will have a conflict of interest.
Over-the-Counter
Trading.
The Fund’s investment and hedging strategies may involve it or its portfolio companies engaging in forward currency contracts and options, as well as currency and credit default swaps and other derivatives. There is no limitation on daily price movements on these instruments and speculative position limits are not currently applicable. The principals who deal in these markets are not required to continue to make markets and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain contracts or have quoted prices with unusually wide spreads between the prices at which they were prepared to buy and those at which they were prepared to sell. Disruptions can also occur in any market in which the Fund or any of its portfolio companies trades due to unusually high trading volume, political intervention or other factors. The imposition of controls by governmental authorities might also limit such trading to less than that which the
Sub-Adviser
would otherwise recommend, to the possible detriment of the Fund. Market illiquidity or disruption could result in significant losses to the Fund.
Over-Commitment.
In order to facilitate the acquisition of a portfolio company, the Fund may make (or commit to make) an investment that exceeds the desired amount with a view to selling a portion of such investment to co-investors
or other persons prior to or within a reasonable time after the closing of the acquisition. In such event, the Fund will bear the risk that any or all of the excess portion of such investment may not be sold or may only be sold on unattractive terms and that, as a consequence, the Fund may bear the entire portion of any break-up
fee or other fees, costs and expenses related to such investment, including break-up
fees and hold a larger than expected portion of such portfolio company or may realize lower than expected returns from such investment. The
Sub-Adviser
endeavors to address such risks by requiring such investments to be in the best interests of the Fund, regardless of whether any sell-down ultimately occurs. None of the
Sub-Adviser
or any of its affiliates will be deemed to have violated any duty or other obligation to the Fund or any of its investors by engaging in such investment and sell-down activities.
Expedited Transactions.
Investment analyses and decisions by the
Sub-Adviser
will often be undertaken on an expedited basis in order for the Fund to take advantage of investment opportunities. In such cases, the information available to the
Sub-Adviser
at the time of an investment decision may be limited, and the
Sub-Adviser
may not have access to the detailed information necessary for a full evaluation of the investment opportunity. In addition, the
Sub-Adviser
may rely upon independent consultants or advisors in connection with the evaluation of proposed investments. There can be no assurance that these consultants or advisors will accurately evaluate such investments.
Non-Controlling
Investments.
The Fund is expected to hold a
non-controlling
interest in portfolio companies and, therefore, may have a limited ability to protect its position in such portfolio companies. Further, the Fund may have no right to appoint a director and, as a result, may have a limited ability to influence the management of such portfolio companies. In such cases, the Fund will be significantly reliant on the existing management and board of directors of such companies, which may include representation of other investors with whom the Fund is not affiliated and whose interests may conflict with the Fund’s interests. Where practicable and appropriate, it is expected that shareholder rights generally will be sought to protect the Fund’s interests. There can be no assurance, however, that such minority investor rights will be available, or that such rights will provide sufficient protection of the Fund’s interests. In addition, the Fund may hold investments in debt instruments or other investments that do not entitle the Fund to voting rights and, therefore, the Fund may have a limited ability to protect such investments.
Control Person Liability.
The Fund could, as a result of a restructuring or other event with respect to a portfolio company, acquire a controlling interest in a portfolio company. The fact that the Fund or
Sub-Adviser
exercises control or exerts influence (or merely has the ability to exercise control or exert influence) over a company may give rise to risks of liability (including under various theories of parental liability and piercing the corporate veil doctrines) for, among other things, personal injury and/or property or environmental damage claims arising from an accident or other unforeseen event, product defects, employee benefits (including pension and other fringe benefits), failure to supervise management, violation of laws and governmental regulations (including securities laws, anti-trust laws, employment laws, anti-bribery and other anti-corruption laws) and other types of liability for which the limited liability characteristic of business ownership and the Fund itself (and the limited liability structures that may be utilized by the Fund in connection with its ownership of portfolio companies or otherwise) may be ignored or pierced, with the result being that relevant entities could be treated as if such limited liability characteristics or structures did not exist for purposes of the application of such laws, rules, regulations and court decisions.
Contingent Liabilities on Disposition of Investments.
In connection with the disposition of an investment of the Fund, the Fund may be required to make representations and warranties about such investments. The Fund may become involved in disputes or litigation concerning such representations and warranties and may be required to make payments to third parties as a result of such disputes or litigation. If the Fund does not have cash available to conduct such litigation or make such payments, it may be required to borrow funds. Any such payments and borrowings could adversely impact the Fund’s ability to make distributions. In addition, if the Fund is unable to borrow funds to make such payments, it may be forced to sell investments to obtain funds. Such sales may be effected on unsatisfactory terms. The
Sub-Adviser
may also establish reserves or escrow accounts for such contingent liabilities. In that regard, shareholders may be required to return amounts distributed to them to fund the Fund’s indemnity obligations or other Fund obligations arising out of any legal proceeding against the Fund, subject to certain limitations set forth in this registration statement.

Execution Risks and Error.
In order to seek positive returns in global markets, the Fund’s trading and investments could involve multiple portfolio investments, multiple brokers and counterparties and multiple strategies. As a result, the execution of the trading and investment strategies employed by the Fund may require rapid execution of trades, high volume of trades, complex trades, difficult to execute trades, use of negotiated terms with counterparties such as in the use of derivatives, and the execution of trades involving less common or novel portfolio investments. In each case, the Fund seeks best execution and has trained execution and operational staff who execute, settle and clear such trades. However, in light of the high volumes, complexity and global diversity involved, some slippage, errors and miscommunications with brokers and counterparties may occur, and could result in losses to the Fund. In such circumstances, the Fund will evaluate the merits of potential claims for damage against brokers and counterparties who are at fault and, to the extent practicable, will seek to recover losses from those parties. In its sole discretion, the
Sub-Adviser
may choose to forego pursuing claims against brokers and counterparties on behalf of the Fund for any reason, including the cost of pursuing claims relative to the likely amount of any recovery and the maintenance of its business relationships with brokers and counterparties. In addition, the
Sub-Adviser’s
own execution and operational staff may be solely or partly responsible for errors in placing, processing, and settling trades that result in losses to the Fund. The
Sub-Adviser
is not liable to the Fund for losses caused by brokers or counterparties or its own negligence or contributory negligence. The
Sub-Adviser
may be liable to the Fund for acts that constitute bad faith, gross negligence, willful misconduct, fraud, willful or reckless disregard for their duties to the Fund or the shareholders or for damages resulting from intentional violations of securities laws. Interests in the Fund are only available for subscription by investors who understand that they and the Fund are waiving potential claims for damages arising from the operation of the Fund, including damages resulting from the
Sub-Adviser’s
own negligence or contributory negligence, and expect some execution losses to the Fund.
Operating and Financial Risks of Portfolio Companies.
Portfolio companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in their competitive environment, or an economic downturn. As a result, portfolio companies that the Fund may have expected to be stable may operate at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or to maintain their competitive positions, or may otherwise have a weak financial condition or be experiencing financial distress. In some cases, the success of the Fund’s investment strategy and approach will depend, in part, on the ability of the Fund to effect improvements in the operations of a portfolio company and/or recapitalize its balance sheet. To the extent relevant to a portfolio company, the activity of identifying and implementing operating improvements and/or recapitalization programs at portfolio companies entails a high degree of uncertainty. There can be no assurance that the Fund will be able to successfully identify and implement such operating improvements and/or recapitalization programs. In addition, the Fund may cause its portfolio companies to bear certain fees, costs and expenses that the Fund would otherwise bear, including the fees, costs and expenses incurred in developing, investigating, negotiating, structuring or consummating the Fund’s or any other investment in such portfolio companies. For example, the
Sub-Adviser
may cause such portfolio companies to bear the fees, costs and expenses that are incurred in connection and concurrently with the acquisition of such portfolio companies and such other fees, costs and expenses that may otherwise be treated as operating expenses. The payment of such fees, costs and expenses by such portfolio companies may reduce the amount of cash that the portfolio companies have on hand.
Ability to Source and Make Suitable Investments.
The consistency of available and suitable investments for the Fund could be a risk. The lack of availability from time to time of assets for purchase by the Fund may delay the Fund’s ability to achieve its target portfolio size, composition or rate of return in its projected timeframe or to make investments thereafter, both of which circumstances could materially adversely affect the Fund’s investment performance.
Factors that may affect the Fund’s ability to source suitable investments include, among other things, the following: developments in the market for nonperforming loans or other general market events, which may include changes in interest rates or credit spreads or other events which may adversely affect the price of assets, whether individually or collectively; competition for investment opportunities and the inability of the Fund to acquire assets at favorable yields (including if the Fund’s competitors have greater access to financial, technical and marketing resources than the Fund, a lower cost of funds than the Fund, and access to funding sources that are not available to the Fund); the inability of the Fund to reinvest the proceeds from the sale or repayment of any of its assets in suitable target investments on a timely basis, whether at prices that the Fund believes are appropriate or at all; and the inability of the Fund to secure debt financing or refinancing for the Fund’s portfolio companies on a timely basis, whether on a basis that is satisfactory to the Fund or at all.
Illiquidity and Long-Term Nature of Investments.
The market for many of the Fund’s portfolio companies is substantially less liquid than the market for publicly traded securities. In addition, certain portfolio companies may be subject to legal or contractual restrictions or requirements that limit the Fund’s ability to transfer them or sell them for cash. The resulting illiquidity of these investments may make it difficult for the Fund to sell such investments if the need arises. If the Fund needs to sell all or a portion of its portfolio over a short period of time, it may realize value significantly less than the value at which it had previously recorded those investments.
Tax Considerations.
An investment in the Fund involves complex U.S. and
non-U.S.
tax considerations that will differ for each investor depending on the investor’s particular circumstances. The investment decisions of the
Sub-Adviser
will be based primarily upon economic, not tax, considerations, and could result, from time to time, in adverse tax consequences to some or all shareholders. There can be no assurance that the structure of the Fund or of any investment will be tax-efficient
for any particular investor.
Under certain circumstances, investors in the Fund could be required to recognize taxable income in a taxable year for U.S. federal income tax purposes, even if the Fund either distributes no cash in such year or distributes cash in such year that is less than such amount of taxable income (including as a result of the Fund owning securities issued with original issue discount, owning interests in certain partnerships, owning interests in certain
non-U.S.
corporations and entering into certain transactions that are taxed on a mark-to-market
basis). In addition, the Fund may invest in securities of corporations and other entities organized outside the United States. Income from such investments may be subject to
non-U.S.
withholding taxes, which may or may not be reduced or eliminated by an income tax treaty. Furthermore, a shareholder may be subject to state and/or local taxes as a result of the Fund’s operations and activities. State and local laws may differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. Each prospective investor is urged to consult with its own adviser as to the advisability and tax consequences of an investment in the Fund.
In addition, the Fund will take tax considerations into account in determining when the Fund’s portfolio companies should be sold or otherwise disposed of and may assume certain market risk and incur certain expenses in this regard to achieve favorable tax treatment of a transaction.
Reliance on Portfolio Company Management.
The
day-to-day
operations of a portfolio company will be the responsibility of such company’s management team. Although the
Sub-Adviser
will be responsible for monitoring the performance of portfolio companies and generally seeks to invest in companies operated by capable management, there can be no assurance that an existing management team, or any successor, will be able to successfully operate a portfolio company in accordance with the
Sub-Adviser’s
strategy for such company.
Investments in Less Established Companies.
The Fund may invest a portion of its assets in less established companies or early stage companies. Investments in such early stage companies may involve greater risks than those generally associated with investments in more established companies. For instance, less established companies tend to have smaller capitalizations and fewer resources and, therefore, are often more vulnerable to financial failure. Such companies also may have shorter operating histories on which to judge future performance and in many cases, if operating, will have negative cash flow. In the case of start-up
enterprises, such companies may not have significant or any operating revenues. Early stage companies often experience unexpected issues in the areas of product development, manufacturing, marketing, financing and general management, which, in some cases, cannot be adequately resolved. A major risk also exists that a proposed service or product cannot be developed successfully with the resources available to such an early stage company. There is no assurance that the development efforts of any such early stage company will be successful or, if successful, will be completed within budget or the time period originally estimated. Substantial amounts of financing may be necessary to complete such development and there is no assurance that such funds will be available from any particular source, including institutional private placements or the public markets. The percentage of early stage companies that survive and prosper tends to be small. In addition, less mature companies could be more susceptible to irregular accounting or other fraudulent practices. Furthermore, to the extent there is any public market for the securities held by the Fund, securities of less established companies may be subject to more abrupt and erratic market price movements than those of larger, more established companies.
In addition to investing in less established or early stage companies, the Fund may actively engage in forming new businesses. Unlike investing in an existing company where start-up
risks are generally shared with third parties who also have vested interests in such company (including the company’s founders, existing managers or existing equity holders), in the case where the Fund forms a new business, all such risks are generally borne by the Fund. In addition, newly formed businesses face risks similar to those affecting less established or early stage companies as described above and may experience unexpected operational, developmental or financial issues that cannot be adequately resolved, and there is no assurance that such new business ventures will become successful.
Some of the portfolio investments expected to be made by the Fund should be considered highly speculative and may result in the loss of the Fund’s entire investment therein. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments.
Uncertainty of Financial Projections.
The
Sub-Adviser
will generally establish the capital structure of portfolio companies on the basis of financial projections for such portfolio companies. Projections are forward-looking statements and are based upon certain assumptions. Projected operating results will normally be based primarily on management judgments. In all cases, projections are only estimates of future results that are based upon assumptions that the
Sub-Adviser
believes are reasonable at the time that the projections are developed. Projections are subject to a wide range of risks and uncertainties, however, and there can be no assurance that the actual results may not differ materially from those expressed or implied by such projections. Moreover, the inaccuracy of certain assumptions, the failure to satisfy certain financial requirements and the occurrence of other unforeseen events could impair the ability of a portfolio company to realize projected values. General economic conditions, which are not predictable, can also have a material adverse impact on the reliability of such projections.
Financing Arrangements.
To the extent that the Fund enters into financing arrangements, such arrangements may contain provisions that expose it to particular risk of loss. For example, any cross-default provisions could magnify the effect of an individual default. If a cross-default provision were exercised, this could result in a substantial loss for the Fund. Also, the Fund may, in the future, enter into financing arrangements that contain financial covenants that could require it to maintain certain financial ratios. If the Fund were to breach the financial covenants contained in any such financing arrangement, it might be required to repay such debt immediately in whole or in part, together with any attendant costs, and the Fund might be forced to sell some of its assets to fund such costs. The Fund might also be required to reduce or suspend distributions. Such financial covenants would also limit the ability of the
Sub-Adviser
to adopt the financial structure (e.g., by reducing levels of borrowing) which it would have adopted in the absence of such covenants.
Distributions.
The Fund may not achieve investment results that will allow it to make a specified or stable level of cash distributions and the distributions may decrease over time. In addition, due to the asset coverage test applicable to the Fund as a regulated closed-end
fund, the Fund may be limited in its ability to make distributions.
The Fund may fund its cash distributions to shareholders from any sources of funds available to it, including borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital

gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from the Adviser and its affiliates, if any. The Fund’s ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this registration statement. In addition, the inability to satisfy the asset coverage test applicable to the Fund as a registered closed-end
fund may limit its ability to pay distributions. The Fund cannot assure you that it will continue to pay distributions to its shareholders in the future. In the event that the Fund encounters delays in locating suitable investment opportunities, the Fund may pay all or a substantial portion of its distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which may constitute a return of your capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from the Fund’s investment activities.
Broker or Dealer or Custodian Insolvency.
The Fund’s assets may be held in one or more accounts maintained for the Fund by its prime brokers or at other brokers or with one or more custodians, which may be located in various jurisdictions. Such prime brokers, local brokers and custodians, as brokerage firms, custodians or commercial banks, may be subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a prime broker or custodian or any of their respective sub-custodians,
agents or affiliates, or a local broker, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should assume that the insolvency of any of the prime brokers or such other service providers would result in a loss to the Fund, which could be material.
Developments in the Structured Credit Markets and Their Broader Impact.
Declines in the market value of ABS and MBS, especially those backed by subprime mortgages, were associated with significant market events resulting in the global financial crisis of 2007–2009 and the subsequent regulatory and market responses to the financial crisis. Increasing credit and valuation problems in the subprime mortgage market generated extreme volatility and illiquidity in the markets for portfolio companies directly or indirectly exposed to subprime mortgage loans. This volatility and illiquidity extended to the global credit and equity markets generally, and, in particular, to the high-yield bond and loan markets, exacerbated by, among other things, uncertainty regarding the extent of problems in the mortgage industry and the degree of exposure of financial institutions and others, decreased risk tolerance by investors and significantly tightened availability of credit. Except for agency RMBS, and despite modest increases in non-agency
RMBS issuance, the market for RMBS has not significantly recovered (relative to the pre-financial
crisis market) from these conditions and it is difficult to predict if or when the non-agency
RMBS market will recover from such conditions. If the structured credit markets continue to face uncertainty or to deteriorate, then the Fund may not be presented with sufficient investment opportunities in ABS and MBS, which may prevent the Fund from successfully executing investment strategies in such investments. Moreover, further uncertainty or deterioration in the structured credit markets could result in further declines in the market values of or increased uncertainty with respect to such investments made or considered by the Fund, which could require the Fund to dispose of such investments at a loss while such adverse market conditions prevail.
Legal and Regulatory Risks
SEC Investigations.
There can be no assurance that the Fund, the Adviser, the
Sub-Adviser
or any of their affiliates will avoid regulatory examination and possibly enforcement actions in the future.
There is also a risk that regulatory agencies in the United States and beyond will continue to adopt new laws or regulations (including tax laws or regulations), change existing laws or regulations, or enhance the interpretation or enforcement of existing laws and regulations.

Compliance Failures.
Apollo and certain of its affiliates, including the
Sub-Adviser,
are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the
Sub-Adviser
(and Apollo generally) must maintain its regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue Apollo’s businesses generally. The
Sub-Adviser’s
ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.
Legal, Tax and Regulatory Risks.
Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be further, involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.
The
Sub-Adviser
cannot predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.
Changes in Tax Law.
At any time, the U.S. federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those changes in laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of the Fund or its shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in the Fund’s Common Shares or the value or the resale potential of its investments.
Confidential Information.
As a holder of loans, the Fund may be entitled to receive material, non-public
information regarding borrowers which may limit the ability of Apollo’s funds and accounts, under applicable securities laws, to trade in the public securities of such borrowers, including the borrowers’ high-yield bonds. The Fund anticipates that, to avoid such restriction, it may elect not to receive such non-public
information. In situations where the Fund decides to receive such information, it may seek to discontinue receiving non-public
information concerning the borrower under a loan when it is disclosed by such borrower that the borrower will issue high-yield bonds in the near future. As a result, the Fund, at times, may receive less information regarding such a borrower than is available to the other investors in such borrower’s loan, which may result in the Fund’s taking actions or refusing to take actions in a manner different than had it received such non-public
information.
Pay-to-Play
Laws, Regulations and Policies.
A number of U.S. states and municipal pension plans have adopted so-called
“pay-to-play”
laws, regulations or policies which prohibit, restrict or require disclosure of payments to (and/or certain contacts with) state officials by individuals and entities seeking to do business with state entities, including those seeking investments by public retirement funds. The SEC has adopted rules that, among other things, prohibit an investment adviser from providing advisory services for compensation to a government client for two years after the adviser or certain of its executives, employees or agents makes a contribution to certain elected officials or candidates. If the
Sub-Adviser,
any of its employees or affiliates or any service provider acting on their behalf fails to comply with such laws, regulations or policies, such non-compliance
could have an adverse effect on the Fund and Apollo generally, and may require the applicable shareholder to withdraw from the Fund.
Tax Audit Considerations.
The Fund may take positions with respect to certain tax issues that depend on legal and other interpretative conclusions. Should any such positions be successfully challenged by the Internal

Revenue Service, a shareholder might be found to have a different tax liability for that year than that reported on its federal income tax return. In addition, an audit of the Fund may result in an audit of the returns of some or all of the shareholders, which examination could result in adjustments to the tax consequences initially reported by the Fund and affect items not related to a shareholder’s investment in the Fund. If such adjustments result in an increase in a shareholder’s federal income tax liability for any year, such shareholder may also be liable for interest and penalties with respect to the amount of underpayment. The legal and accounting costs incurred in connection with any audit of the Fund’s tax return will be borne by the Fund. The cost of any audit of a shareholder’s tax return will be borne solely by the shareholder.
Taxation in Foreign Jurisdictions.
The Fund and/or the shareholders could become subject to additional or unforeseen taxation in jurisdictions in which the Fund operates and invests. Changes to taxation treaties (or their interpretation) between the United States and the countries in which the Fund invests may adversely affect the Fund’s ability to efficiently realize income or capital gains. Interest payments on the Fund’s investments in certain jurisdictions and certain other items of income may be subject to withholding taxes and in some cases such withholding taxes may be greater than if such Fund investments were held directly by the shareholders. There can be no assurance that U.S. tax credits may be claimed with respect to such
non-U.S.
taxes incurred. Although the Fund may, where possible, make its investments in a way which minimizes or eliminates withholding taxes, where relevant, there can be no guarantee that such strategies will be successful.
Permanent Establishment Risks.
The Fund intends to conduct its operations in a manner that will not cause it to have a “permanent establishment” in any country outside the United States, as such term is defined in the relevant income tax treaty. There can be no assurance that a particular country will not assert that the Fund has a permanent establishment in such country, and if such assertion were upheld, it could potentially result in adverse tax consequences to the Fund.
Taxation as a Regulated Investment Company (“RIC”).
The Fund may be subject to corporate-level income tax if it is unable to maintain RIC tax treatment under Subchapter M of the Code or satisfy RIC distribution requirements. To maintain RIC tax treatment under Subchapter M of the Code, the Fund must, among other things, meet annual distribution, income source and asset diversification requirements. If the Fund does not qualify for or maintain RIC tax treatment for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Even if the Fund qualifies as a RIC, the Fund will be required to pay corporate-level income taxes on any income or capital gains that it does not distribute (or are deemed not be distributed) to shareholders. The Fund may also be subject to certain U.S. federal excise taxes, as well as state, local and
non-U.S.
taxes.
Income Recognition.
The Fund may have difficulty paying required distributions if the Fund recognizes income before or without receiving cash representing such income. For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also have to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash
compensation such as warrants or stock. The Fund anticipates that a portion of the Fund’s income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, the Fund may elect to amortize market discount and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit the Fund’s ability to deduct interest expenses for tax purposes.
Because any original issue discount or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, it may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
Investment Tax Considerations.
The Fund may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to U.S. federal and applicable state corporate income taxes. The Fund may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).
The Fund may invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Distribution Considerations.
The Fund generally intends to distribute substantially all of its available earnings annually by paying distributions on a quarterly basis, as determined by the Board in its discretion. The Fund cannot assure investors that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year
increases in cash distributions. The Fund’s ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to the Fund as a regulated closed-end
fund, it may be limited in its ability to make distributions. In addition, if the Fund enters into a credit facility or any other borrowing facility, for so long as such facility is outstanding, the Fund anticipates that it may be required by its terms to use all payments of interest and principal that the Fund receives from current investments as well as any proceeds received from the sale of current investments to repay amounts outstanding thereunder, which could adversely affect its ability to make distributions.
Furthermore, the tax treatment and characterization of the Fund distributions may vary significantly from time to time due to the nature of its investments. The ultimate tax characterization of the Fund’s distributions made during a taxable year may not finally be determined until after the end of that taxable year. The Fund may make distributions during a taxable year that exceed its investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which the Fund’s total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder’s tax basis in its Common Shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such Common Shares. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. Moreover, the Fund may pay all or a substantial portion of its distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which could constitute a return of shareholders’ capital and will lower such shareholders’ tax basis in Common Shares, which may result in increased tax liability to shareholders when they sell such Common Shares.
Other Regulatory Considerations.
The Fund and/or the
Sub-Adviser
also may be subject to regulation in jurisdictions in which the Fund and the
Sub-Adviser
engage in business. Because the Fund’s business is dynamic and is expected to change over time, the Fund may be subject to new or additional regulatory constraints in the future.

This prospectus cannot address or anticipate every possible current or future regulation that may affect the
Sub-Adviser,
the Fund or their businesses. Such regulations may have a significant impact on shareholders or the operations of the Fund, including restricting the types of investments the Fund may make, preventing the Fund from exercising its voting rights with regard to certain investments requiring the Fund to disclose the identity of its investors or their beneficial owners, or otherwise. The
Sub-Adviser
may, in its sole discretion, cause the Fund to be subject to such regulations if it believes that an investment or business activity is in the Fund’s interest, even if such regulations may have a detrimental effect on one or more shareholders.
Possible Risk of Conflicts
Potential Conflicts of Interest Risk.
The
Sub-Adviser
will be subject to certain conflicts of interest in its management of the Fund. These conflicts will arise primarily from the involvement of the
Sub-Adviser,
Apollo and their affiliates in other activities that may conflict with those of the Fund. The
Sub-Adviser,
Apollo and their affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, the
Sub-Adviser,
Apollo and their affiliates may engage in activities where the interests of certain divisions of the
Sub-Adviser,
Apollo and their affiliates or the interests of their clients may conflict with the interests of the Fund or the shareholders of the Fund. Other present and future activities of the
Sub-Adviser,
Apollo and their affiliates may give rise to additional conflicts of interest which may have a negative impact on the Fund.
In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses, Apollo has implemented certain policies and procedures (e.g., information walls) that may reduce the positive synergies that the
Sub-Adviser
may have potentially utilized for purposes of finding attractive investments. Additionally, Apollo may limit a client and/or its portfolio companies from engaging in agreements with or related to companies in which any fund of Apollo has or has considered making an investment or which is otherwise an advisory client of Apollo and/or from time to time restrict or otherwise limit the ability of the Fund to make investments in or otherwise engage in businesses or activities competitive with companies or other clients of Apollo, either as result of contractual restrictions or otherwise. Finally, Apollo has in the past entered, and is likely in the future to enter, into one or more strategic relationships in certain regions or with respect to certain types of investments that, although possibly intended to provide greater opportunities for the Fund, may require the Fund to share such opportunities or otherwise limit the amount of an opportunity the Fund can otherwise take.
As part of its regular business, Apollo provides a broad range of services other than those provided by the
Sub-Adviser,
including investment banking, underwriting, capital markets syndication and advisory (including underwriting), placement, financial advisory, restructuring and advisory, consulting, asset/property management, mortgage servicing, insurance (including title insurance), monitoring, commitment, syndication, origination, servicing, management consulting and other similar operational and finance matters, healthcare consulting/brokerage, group purchasing, organizational, operational, loan servicing, financing, divestment and other services. In addition, Apollo may provide services in the future beyond those currently provided. The Fund will not receive a benefit from the fees or profits derived from such services. In such a case, a client of Apollo would typically require Apollo to act exclusively on its behalf. This request may preclude all of Apollo clients (including the Fund) from participating in related transactions that would otherwise be suitable. Apollo will be under no obligation to decline any such engagements in order to make an investment opportunity available to the Fund. In connection with its other businesses, Apollo will likely come into possession of information that limits its ability to engage in potential transactions. The Fund’s activities are expected to be constrained as a result of the inability of the personnel of Apollo to use such information. For example, employees of Apollo from time to time are prohibited by law or contract from sharing information with members of the
Sub-Adviser’s
investment team that would be relevant to monitoring the Fund’s portfolio and other investment decisions. Additionally, there are expected to be circumstances in which one or more of certain individuals associated with Apollo will be precluded from providing services related to the Fund’s activities because of certain confidential information available to those individuals or to other parts of Apollo (e.g., trading may be restricted). Apollo has long term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on behalf of the Fund, the
Sub-Adviser
will consider those relationships, and may decline to participate in a transaction as a result of such relationships. The Fund may also co-invest
with clients of Apollo in particular investment opportunities, and the relationship with such clients could influence the decisions made by the
Sub-Adviser
with respect to such investments. The Fund may be forced to sell or hold existing investments as a result of various relationships that Apollo may have or transactions or investments Apollo and its affiliates may make or have made. The inability to transact in any security, derivative or loan held by the Fund could result in significant losses to the Fund.
Limitations on Transactions with Affiliates Risk.
The 1940 Act limits the Fund’s ability to enter into certain transactions with certain of its affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security directly from or to any portfolio company of or private equity fund managed by Apollo or any of its affiliates. However, the Fund may under certain circumstances purchase any such portfolio company’s loans or securities in the secondary market, which could create a conflict for the
Sub-Adviser
between the interests of the Fund and the portfolio company, in that the ability of the
Sub-Adviser
to recommend actions in the best interest of the Fund might be impaired. The 1940 Act also prohibits certain “joint” transactions with certain of its affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.
Dependence on Key Personnel Risk.
The
Sub-Adviser
is dependent upon the experience and expertise of certain key personnel in providing services with respect to the Fund’s investments. If the
Sub-Adviser
were to lose the services of these individuals, its ability to service the Fund could be adversely affected. As with any managed fund, the
Sub-Adviser
may not be successful in selecting the best-performing securities or investment techniques for the Fund’s portfolio and the Fund’s performance may lag behind that of similar funds. The
Sub-Adviser
has informed the Fund that the investment professionals associated with the
Sub-Adviser
are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. In addition, individuals not currently associated with the
Sub-Adviser
may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals.
The
Sub-Adviser’s
ability to successfully manage the Fund depends on the
Sub-Adviser’s
employees and advisors. The
Sub-Adviser
will be relying extensively on the experience, relationships and expertise of these persons. There can be no assurance that these persons will remain with the
Sub-Adviser
or will otherwise continue to be able to carry on their current duties throughout the life of the Fund (which is expected to be indefinite) or that the Sub-Adviser will be able to attract and retain replacements or additional persons when needed. Additionally, investment professionals and other employees and advisors to the
Sub-Adviser
may not have been involved with the investment decisions and transactions made by the
Sub-Adviser
or any other Apollo Client described herein and may have a limited history working for Apollo. The loss of the services of one or more of these professionals could have an adverse impact on the Fund’s ability to realize its investment objectives. The Fund will also depend on the success of operating executives (including persons or entities employed, engaged or retained by Apollo) in supplementing the Fund’s investment team, among other things, in sourcing investment opportunities, in transaction analysis and due diligence, and with asset management, managerial and operational skills as appropriate for the assets in question. Certain industry executives, advisors, consultants and operating executives may be exclusive to Apollo or the Fund and could be employees of Apollo, but may not have the same compensation incentives as the Fund’s investment team due to, among other things, factors that distinguish these engagements from those of Apollo investment professionals, including the aspects of the transactions in which they are involved or the performance metrics upon which their compensation is based. Furthermore, certain Apollo personnel, in addition to their responsibilities on behalf of the
Sub-Adviser
and the Fund, are and will continue to be involved in the investment activities of other Apollo Clients, in other business activities of Apollo (including Apollo-sponsored SPACs and their acquisition targets) and in personal investment activities. In particular, the managing partners of Apollo have established family offices to provide investment advisory, accounting, administrative and other services to their respective family accounts (including certain charitable accounts) in connection with their personal investment activities unrelated to their investments in Apollo entities, and their respective involvement in such family offices will require the respective resources and attention of each such managing partner who may also have responsibilities to the Fund’s affairs.
The Fund has no employees and no separate facilities and is reliant on the
Sub-Adviser,
which has significant discretion as to the implementation of the Fund’s investment objective and policy. In particular, the Fund’s performance will depend on the success of the
Sub-Adviser’s
investment process.
Accordingly, the Fund will depend on the
Sub-Adviser’s
assessment of an appropriate acquisition price for, and
on-going
valuation of, the Fund’s investments. The acquisition price determined by the
Sub-Adviser
in respect of each investment position will be based on the returns that the
Sub-Adviser
expects the investment to generate, based on, among other things, the
Sub-Adviser’s
assessment of the nature of the investment and the relevant collateral, security position, risk profile and historical default rates of the position and supply and demand in the secondary loan market. Each of these factors involves subjective judgments and forward-looking determinations by the
Sub-Adviser.
If the
Sub-Adviser
misprices an investment (for whatever reason), the actual returns on the investment may be less than anticipated at the time of acquisition. Further, in light of the illiquidity of the investment, it may be difficult for the Fund to dispose of the investment at a price similar to the acquisition price.
Competition for Investment Opportunities.
There is currently, and will likely continue to be, competition for investment opportunities by investment vehicles and others with investment objectives and strategies identical or similar to the Fund’s investment objectives and strategies, as well as by business development companies, master limited partnerships, strategic investors, hedge funds and others. Some of these competitors may have more relevant experience, greater financial, technical, marketing and other resources, more personnel, higher risk tolerances, different risk assessments, lower return thresholds, lower cost of capital and access to funding sources unavailable to the Fund and a greater ability to achieve synergistic cost savings in respect of an investment than the Fund, the
Sub-Adviser,
Apollo or any of their respective affiliates. It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund and adversely affecting the terms, including pricing, upon which portfolio investments can be made. Such competition may be particularly acute with respect to participation by the Fund in auction proceedings. To the extent that the Fund encounters competition for investments, returns to shareholders may decrease.
Based on the foregoing, there can be no assurance that the Fund will be able to identify or consummate investments that satisfy the Fund’s rate of return objectives or realize upon their values, or that the Fund will be able to invest fully its committed capital. The success of the Fund will depend on the
Sub-Adviser’s
ability to identify suitable investments, to negotiate and arrange the closing of appropriate transactions and to arrange the timely disposition of portfolio investments.
Allocation of Investment Opportunities.
Apollo sponsors, manages or advises and will continue to sponsor, manage or advise other investment funds, partnerships, limited liability companies, corporations or similar investment vehicles, clients or the assets or investments for the account of any client, or separate account for which, in each case, the
Sub-Adviser
or one or more of its affiliates acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity (collectively, including the Fund, “Apollo Clients”). Apollo will provide investment management services to Apollo Clients, and Apollo and/or such Apollo Clients may have one or more investment strategies that overlap or conflict with those of the Fund. The employment by Apollo of conflicting and/or overlapping strategies for other Apollo Clients may adversely affect the prices and availability of the securities and other assets in which the Fund invests. If participation in specific investment opportunities is appropriate for both the Fund and one or more other Apollo Clients (or Apollo itself, such as an Apollo-sponsored SPAC), participation in such opportunities will be allocated pursuant to Apollo’s allocation policies and procedures. There can be no assurance, however, that the application of such policies will result in the allocation of a specific investment opportunity to the Fund or that the Fund will participate in all investment opportunities falling within its investment objective. Such considerations may result in allocations of certain investments among the Fund and other Apollo Clients on a basis other than pari passu and, in some cases, to a newly-formed Apollo Client established for a particular investment. In the past, the application of such policies has resulted in the allocation by Apollo of certain investment opportunities relating to the alternative investment management business to (i) Apollo rather than to Apollo Clients and (ii) a newly-formed Apollo Client created for a particular investment opportunity or otherwise, and Apollo expects to allocate certain opportunities in a similar manner in the future. It is possible that the allocation of such opportunities to Apollo rather than to Apollo Clients, such as the Fund, may occur as a result of, in connection with, or ancillary to, the allocation of investment opportunities to such Apollo Clients (e.g., where Apollo has been afforded an opportunity to acquire an alternative investment management business as a result of an investment made or prop ose
d to be made by the Fund).

MANAGEMENT OF THE FUND
Trustees and Officers
The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of six trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.
Investment Adviser
Apollo Capital Credit Adviser, LLC, located at 9 West 57th Street, New York, NY 10019, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in 2016, for the purpose of advising the Fund. The Adviser is an affiliate of Apollo.
Under the general supervision of the Fund’s Board, the Adviser carries out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, determine which securities should be purchased, sold or exchanged, which may be delegated to the
Sub-Adviser
as described in this prospectus. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser compensates all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the investment advisory agreement (the “Investment Advisory Agreement”) a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.
A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement is available in the Fund’s semi-annual report to shareholders filed with the SEC on September 4, 2025.
The Adviser and the Fund have entered into the Expense Limitation Agreement with respect to Class A, Class C, Class I, Class L and Class M shares and a separate Class F Expense Limitation Agreement. Pursuant to the Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or to reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to the extent that such expenses exceed, per annum, 2.25% of Class A average daily net assets, 3.00% of Class C average daily net assets, 2.00% of Class I average daily net assets, 2.50% of Class L average daily net assets and 2.75% of Class M average daily net assets. Pursuant to the Class F Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or to reimburse the Fund for expenses the Fund incurs to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursements (including taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs and organizational costs and offering costs) to the extent that they exceed, per annum, 1.50% of the Fund’s average daily net assets attributable to Class F shares. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the respective Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Adviser has approved the continuance of the Expense Limitation Agreement through at least April 30, 2027, unless and until the Board approves its modification or termination upon written notice to the Adviser. The Expense Limitation Agreement may be renewed for consecutive twelve-month periods provided that the Adviser specifically approves such continuance at least annually. The Expense Limitation Agreements may be terminated only by the Board on written notice to the Adviser and will automatically terminate at such time as the Investment Advisory Agreement between the Fund and the Adviser is terminated. Prior to January 1, 2023, the Adviser voluntarily waived or absorbed certain of the operating expenses of the Fund since the commencement of the Fund’s operations. See “Management of the Fund.”
Shareholders will also pay a pro rata share of asset-based and performance fees associated with the underlying funds in which the Fund invests.
Investment
Sub-Adviser
The Adviser has engaged Apollo Credit Management, LLC, an SEC registered investment adviser under the Advisers Act, to manage the Fund’s investment portfolio. The
Sub-Adviser
is an affiliate of Apollo. Founded in 1990, Apollo is a high-growth, global alternative asset manager and retirement services provider. Apollo conducts its business primarily in the U.S. through the following three reportable segments: Asset Management, Retirement Services and Principal Investing. These business segments are differentiated based on the investment services they provide as well as varying investing strategies. Through its asset management business, Apollo raises, invests and manages funds, accounts and other vehicles, on behalf of some of the world’s most prominent pension, endowment and sovereign wealth funds and insurance companies, as well as other institutional and individual investors. Apollo’s retirement services business is conducted by Athene, a leading financial services company that specializes in issuing, reinsuring and acquiring retirement savings products for the increasing number of individuals and institutions seeking to fund retirement needs. As of December 31, 2025, Apollo had total AUM of $938 billion and a team of 6,140 employees, including 2,010 employees of Athene and 600 employees of Bridge Investment Group Holdings Inc.
Apollo manages the leading alternative credit business with $749 billion in credit AUM and more than 590 investment professionals across an array of corporate, asset-backed and insurance-related investment strategies. The Fund benefits from its affiliation with Apollo as a scaled direct lending platform with over $450 billion of dedicated corporate credit AUM. Apollo’s corporate credit business dates back over twenty years, with a heritage as one of the largest managers of syndicated loans. Over the course of decades, Apollo has built incumbency with thousands of leveraged loan issuers, many of which are backed by the largest blue-chip private equity sponsors. Today, Apollo has established over 4,000 lending relationships. Incumbency and scale enable Apollo to source and deliver attractive lending opportunities for its investor clients. In 2025, Apollo and its affiliates originated $60 billion in direct lending transactions.
By collaborating across disciplines, with each business unit contributing to, and drawing from, Apollo’s shared information and experience, Apollo believes the Fund is well-positioned to invest across asset classes. Apollo’s investment philosophy is centered on the ethos that “purchase price matters,” allocating capital to the best risk-reward investment opportunities throughout market and economic cycles. Apollo’s focus on alternative asset investing seeks to deliver excess return per unit of risk at all points across the investment spectrum. Investors in the Fund’s shares also benefit from significant alignment of interest with Apollo since, through Athene, Apollo is often among the largest investors in its own funds, including direct lending funds which co-invest
alongside the Fund.
The Fund will reimburse the
Sub-Adviser
for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund. In return for its services, the Adviser has agreed to pay the
Sub-Adviser
as compensation under the investment
sub-advisory
agreement (the “Investment
Sub-Advisory
Agreement”) a quarterly fee computed at the annual rate of the daily net assets as set forth below. The
Sub-Adviser
is compensated by the Adviser out of advisory fees paid by the Fund to the Adviser; the Fund does not compensate the
Sub-Adviser.
A discussion regarding the basis

for the Board’s approval of the Fund’s Investment
Sub-Advisory
Agreement is available in the Fund’s semi-annual report to shareholders filed with the SEC on September 4, 2025.

Annual Sub-Advisory Fee Rate as a Percentage of Average Daily Net Assets
$0 to $250M	0.40%
$250M to $500M	0.30%
$500M to $1B	0.25%
Over $1 Billion	0.20%
The Fund and the
Sub-Adviser
have also entered into an Affiliate Administration Agreement, pursuant to which the
Sub-Adviser
will be entitled to reimbursement by the Fund of the
Sub-Adviser’s
cost of providing the Fund with certain
non-advisory
services. If the
Sub-Adviser
engages any persons (including
sub-administrators)
or any of its affiliates, including persons who are officers of the Fund, to provide accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund at the request of the Fund, the Fund will reimburse the
Sub-Adviser
for its costs in providing such accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board.
Portfolio Managers
Earl Hunt, Christopher Lahoud and James Vanek serve as the Fund’s portfolio managers (“Portfolio Managers”). Messrs. Hunt, Lahoud and Vanek are jointly and primarily responsible for overseeing the day to day investment operations of the Fund.
Earl Hunt
— Partner, Chairman and Chief Executive Officer of Apollo Debt Solutions BDC, Apollo Origination II (Levered) Capital Trust, and Apollo Origination II (UL) Capital Trust. Mr. Hunt also serves as Chairman and President of Apollo Diversified Credit Fund. Prior to joining in 2021, Mr. Hunt was a Partner in the Global Markets division at Goldman Sachs where he was responsible for strategic client coverage. He also served as a member of the Goldman Sachs Partnership Committee and Global Markets Operating Committee. Previously, Mr. Hunt was
Co-Head
of US Distressed & Par Loan sales at Goldman Sachs. Before that, Mr. Hunt worked at Citi as a Director in Leveraged Finance sales. Mr. Hunt earned a BA in Economics from Brown University and is a member of the Brown University Board of Trustees.
Christopher Lahoud
— Partner, Head of Hybrid Credit / Deputy Head of Hybrid at Apollo. Mr. Lahoud is a member of the Portfolio Management Team of the Accord and Credit Strategies flagship franchises and serves as the
Co-Chair
of the Opportunistic Credit Investment Committee. Prior to joining in 2018, Mr. Lahoud was Head of the Distressed Product Group at Deutsche Bank. He began his career with Citigroup as a credit trader. Mr. Lahoud holds a BS in Accounting and Finance from the University of Richmond and is a CFA charterholder.
James Vanek
— Partner,
Co-Head
of Apollo’s Corporate Credit business. Mr. Vanek joined the Firm in 2008, and before that he was Associate Director, Loan Sales & Trading in the Leveraged Finance group at Bear Stearns. Mr. Vanek graduated from Duke University with a BS in economics and a BA in computer science and received his MBA from Columbia Business School.
The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.
Administrator and Accounting Agent
ALPS Fund Services, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as Administrator and accounting agent. For its services as Administrator and accounting agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

Transfer Agent
SS&C GIDS, Inc., located at 1055 Broadway Boulevard, Kansas City, MO 64105, serves as Transfer Agent.
Custodian
The Bank of New York Mellon Trust Company, National Association, located at 601 Travis Street, 16th Floor, Houston, Texas 77002, serves as custodian for the securities and cash of the Fund’s portfolio. Under a custody agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.
Fund Expenses
The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.
ALPS is obligated to pay expenses associated with providing the services contemplated by a fund services administration agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. SS&C is obligated to pay expenses associated with providing the services contemplated by a transfer agency agreement, including compensation for its officers and employees providing transfer agent services to the Fund.
The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and Transfer Agent in connection with the Fund’s dividend reinvestment plan, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees, (xiii) investment-related expenses, incurred in connection with identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring investments, whether or not completed, including fees and other compensation payable to third parties in connection therewith and travel expenses incurred by the
Sub-Adviser
or its affiliates incurred in connection with the Fund’s affairs, and (xiv) other extraordinary or non-recurring
expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. The Fund will reimburse the
Sub-Adviser
for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund, and in accordance with the fee arrangements set forth in the Affiliate Administration Agreement.
Class A, Class C and Class L shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. In addition, Class C and Class L shares are subject to a 0.75% and 0.25% distribution fee, respectively. Class C and Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to Class C and Class L shares. The Distribution Fee is payable on a monthly basis.
The Fund paid organizational costs and offering expenses incurred with respect to the offering of its shares from the proceeds of the offering. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incident to the offering will be deferred and amortized to expense over a 12 month period, such that deferred offering costs will be zero at the completion of the first year of operations, and expenses incident to the issuance of shares by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.
The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule
17e-1
under the 1940 Act.
Control Persons
A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of March 31, 2026, no entity or person beneficially owned 25% or more of the outstanding shares of the Fund.

DETERMINATION OF NET ASSET VALUE
The NAV per share for the Fund is determined following the close of regular trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern Time, on each day the NYSE is open for trading. Each of the Fund’s share classes will be offered at NAV plus the applicable sales load, if any. The Fund’s NAV per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses and other liabilities of the Fund, by the total number of shares outstanding.
The Board has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule
2a-5
under the 1940 Act. As permitted by Rule
2a-5
under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the Valuation Policy and Procedures which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms and proprietary models and information. When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. In connection with its role as Valuation Designee, the Adviser has established a Valuation Committee to oversee the implementation of the Valuation Policy and Procedures and the functions related to the fair valuation of portfolio investments.
The valuation of the Fund’s investments is performed in accordance with Rule
2a-5
under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

•	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

•
Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

•	Level 3: Unobservable inputs for the asset or liability.
The Fund’s portfolio investments for which market quotations are readily available are valued at market value. Market value is generally determined on the basis of official exchange (e.g., NYSE or NASDAQ) closing prices or the last reported sales prices. Portfolio investments listed on more than one exchange will generally be valued at the last quoted sale price on the exchange on which the security is principally traded. Portfolio investments traded on a foreign exchange are valued as of the close of the NYSE at the closing price of such investments in their principal trading market but may be fair valued if subsequent events occurring before the computation of NAV have materially affected the value of the securities. Trading may take place in foreign investments held by the Fund at times when the Fund is not open for business.
The Fund’s portfolio investments traded in the
over-the-counter
market including, but not limited to, loans, bonds, and CLOs are valued on the basis of quotations obtained from independent pricing services. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means, such as broker or dealer quotes, consistent with the Valuation Policy and Procedures.
The Fund’s portfolio investments for which quotations are not provided by independent pricing services or for which such quotations are deemed not to represent fair value are evaluated by the Valuation Designee utilizing independent third-party valuation firms and/or proprietary information to assist in determining fair value. Such portfolio investments are generally categorized as Level 3, consistent with ASC 820. The Valuation Designee has engaged multiple independent third-party valuation firms based on a review of each firm’s expertise and relevant experience in valuing certain investments. In each case, the independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations. Such investments are generally valued utilizing a market approach, an income approach or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The valuation is based on the value indicated by current market expectations about those future amounts. After acquiring such investments, the investments are generally held at cost for a calendar quarter, provided that no material change has since occurred in the issuer’s business, significant inputs or the relevant environment.
Forward foreign currency exchange contracts and swap agreements are typically valued at their quoted daily prices obtained from an independent pricing source. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means, such as broker or dealer quotes, consistent with the Valuation Policy and Procedures.

CONFLICTS OF INTEREST
As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The
Sub-Adviser
has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. In addition, certain conflicts of interest may arise from the
Sub-Adviser’s
arrangements with affiliated investment advisers.

QUARTERLY REPURCHASES OF SHARES
Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the Repurchase Request Deadline. Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).
Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the repurchase payment date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
In addition to making quarterly repurchase offers, the Fund offers limited rights to a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. If a shareholder would like to submit a repurchase request due to shareholder death, they can call the Fund at
1-888-926-2688
or contact the financial intermediary, financial adviser or broker/dealer through which their shares are owned. Redemptions due to death are intended for natural persons and will require additional supporting documents.
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.
If shareholders tender for repurchase more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the repurchase request deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred (100) shares and who tender all of their shares, before prorating other amounts tendered. There is no assurance that shareholders will be able to sell as many shares as desired in a repurchase offer or in any subsequent repurchase offer.
In the event that shareholders tender for repurchase more than the Repurchase Offer Amount, the Fund may repurchase the shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder. With respect to any required minimum distributions from an individual retirement account (“IRA”) or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum.

Notice to Shareholders
No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.
Repurchase Price
The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The current NAV may be obtained by calling
1-888-926-2688
and asking for the most current NAV per share or by visiting www.apollo.com/adcf. The shares of the Fund are not traded on any organized market or securities exchange. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Contingent Deferred Sales Charge
Selling brokers, or other financial intermediaries that have entered into selling and/or intermediary agreements with the Distributor may receive a commission of up to 1.00% of the purchase price of Class C shares.
Class C shareholders who tender for repurchase of such shareholder’s Class C shares such that they will have been held less than 365 days after purchase, as of the time of repurchase, will be subject to a contingent deferred sales charge of 1.00% of the original purchase price. The contingent deferred sales charge will not apply to Shares acquired through dividend reinvestment. The Fund or its designee may waive the imposition of the contingent deferred sales charge in the following situations: (1) shareholder death; (2) shareholder disability and (3) in such other circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the contingent deferred sales charge it will do so consistently with the requirements of Rule
22d-1
under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the contingent deferred sales charge will apply uniformly. Class A, Class I and Class L shares are not subject to a contingent deferred sales charge.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record or credited directly to a predetermined bank account on the payment date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If shareholders tender for repurchase more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the repurchase request deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred (100) shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.
Suspension or Postponement of Repurchase Offer
The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”); (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Liquidity Requirements
The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.
Consequences of Repurchase Offers
Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling portfolio investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.
Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.
The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN
Quarterly Distribution Policy
The Fund intends to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. If a quarter begins on a Saturday, Sunday, or holiday, dividends for those days are accrued and distributed at the end of the preceding quarter. Income dividends begin accruing the day after a purchase is processed by the Fund or its agents. If shares are redeemed, you will receive all dividends accrued through the day the redemption is processed by the Fund or its agents. Distributions of net capital gains are normally accrued and distributed in December. The Fund’s distributions will vary based on the performance of its underlying holdings. The distributions may be modified by the Board from time to time. If necessary, dividends and net capital gains may be distributed at other times as well. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt
income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free
return of capital distributed from the Fund’s assets. To the extent that quarterly distributions are a return of capital to shareholders, these are not dividends and are simply a return of the amounts that shareholders invested. Although such distributions are not currently taxable, such distributions will have the effect of reducing a shareholder’s tax basis in its shares, which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt
income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt
income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would be treated as a return of capital which will reduce a shareholder’s tax basis in its shares. To the extent the amount of any such distribution exceeds the shareholder’s basis in its shares, the excess will generally be treated as gain from the sale or exchange of the shares. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.
Distributions, other than daily income dividends, are paid to shareholders as of the record date of a distribution of the Fund, regardless of how long the shares have been held. Undistributed income and net capital gains are included in the Fund’s NAV.
Unless the registered owner of shares elects to receive cash, all dividends distributed on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Plan.”
The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule
19a-1
thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, if applicable, at www.apollo.com/adcf or the Fund’s semi-annual or annual reports filed with the SEC for the sources of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule
19a-1
carefully and should not assume that the source of any distribution from the Fund is net profit.
Distributions are made at the class level, so they may vary from class to class within the Fund. The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT PLAN
The Fund will operate under a dividend reinvestment plan administered by SS&C. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the dividend reinvestment plan, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Apollo Diversified Credit Fund, c/o SS&C GIDS, Inc., 801 Pennsylvania Ave., Suite 219133, Kansas City, MO 64105-1307. Such written notice must be received by the Transfer Agent thirty (30) days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment plan. Under the dividend reinvestment plan, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.
When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.
The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated
form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment plan. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.
In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment plan, the Transfer Agent will administer the dividend reinvestment plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment plan.
Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of Distributions will not relieve participants of any U.S. federal, state, local or
non-U.S.
tax that may be payable (or required to be withheld) on such Distributions. See “Certain U.S. Federal Income Tax Considerations.”
The Fund reserves the right to amend or terminate the dividend reinvestment plan. There is no direct service charge to participants with regard to purchases under the dividend reinvestment plan; however, the Fund reserves the right to amend the dividend reinvestment plan to include a service charge payable by the participants.
All correspondence concerning the dividend reinvestment plan should be directed to the Transfer Agent at Apollo Diversified Credit Fund, c/o SS&C GIDS, Inc., 801 Pennsylvania Ave., Suite 219133, Kansas City,
MO 64105-1307.
Certain transactions can be performed by calling the toll free number
1-888-926-2688.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold the Fund’s shares as capital assets. A U.S. shareholder is an individual who is a citizen or resident of the United States, a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, partnerships or other pass-through entities (or investors therein), U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt
organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold our shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address U.S. federal estate or gift taxes or the U.S. federal alternative minimum tax, or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our shares as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership and disposition of our shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.
Taxation as a Regulated Investment Company
The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code.
To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Fund must, among other things:

(1)	have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year;

(2)
derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from interests in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly-Traded Partnership”);

(3)
diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in 3(b) above); and

(4)
distribute to its shareholders in each taxable year at least 90% of its investment company taxable income (which is generally its net ordinary income plus the excess, if any, of its net short-term capital gains in excess of its net long-term capital losses), determined without regard to any deduction for dividends paid.

The Fund may have equity investments in portfolio companies that are treated as partnerships or other pass-through entities for tax purposes and may not have control over, or receive accurate information about, the underlying income and assets of those portfolio companies that are taken into account in determining compliance with the income source and quarterly asset diversification requirements.
As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt
income for such taxable year. Generally, the Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If our deductible expenses in a given taxable year exceed our investment company taxable income, we could incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC cannot use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but could carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Due to these limits on deductibility of expenses and net capital losses, we could for tax purposes have aggregate taxable income for several taxable years that we are required to distribute and that is taxable to our shareholders even if such taxable income is greater than the net income we actually earn during those taxable years.
Some of the income and fees that we recognize, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out
or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, will not satisfy the 90% gross income test described above. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy the 90% gross income test, we could be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to incur a liability for U.S. corporate income tax as well as state and local tax on their earnings, which ultimately will reduce our return on such income and fees.
Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year
period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.
The Fund may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M of the

Code. If the Fund makes a spillback dividend, the amounts will be included in a shareholder’s gross income for the year in which the spillback dividend is paid. However, a distribution will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Subject to certain limitations under the Code, such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate
shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. The Code provides certain relief from RIC disqualification due to inadvertent failures to comply with the 90% gross income test and the diversification tests described above, although there could be additional taxes due in such cases. We cannot assure you that we would qualify for any such relief should we fail the 90% gross income test or the diversification tests described above.
Distributions
Distributions to shareholders by the Fund of ordinary income (including “market discount” realized by the Fund on the sale of debt securities, as described further below), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of such shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate
shareholders.
Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or additional shares, including investments in additional shares pursuant to the dividend reinvestment plan. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. Shareholders receiving distributions in the form of additional shares pursuant to the dividend reinvestment plan will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. The additional shares received by a shareholder pursuant to the dividend reinvestment plan will have a new holding period commencing on the day following the day on which the shares were credited to the shareholder’s account.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of his pro rata share of such gain, with the result that the Fund will pay tax on the retained amount and each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit. Since the Fund expects to pay tax on any retained net capital gains at its regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals and other non-corporate
shareholders on long-term capital gains, the amount of tax that individual and other non-corporate
shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally could be claimed as a credit against the shareholder’s other U.S. federal income tax obligations or could be refunded to the extent it exceeds a shareholder’s liability for U.S. federal income tax. A shareholder that is not subject to U.S. federal income tax or otherwise is not required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our shareholders prior to the expiration of sixty (60) days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a deemed distribution as described above.
The Internal Revenue Service currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its Common Shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of additional shares will receive a report as to the NAV of those shares.
The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.
Sale or Exchange of Shares
Upon the sale, exchange or other disposition of our shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the shares sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the shares have been held for more than one year. For non-corporate
taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
No loss will be allowed on the sale, exchange or other disposition of shares if the owner acquires (including pursuant to the dividend reinvestment plan) or enters into a contract or option to acquire securities that are substantially identical to such shares within thirty (30) days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale, exchange or other disposition of shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such shares.
Repurchase of Shares
From time to time, the Fund may offer to repurchase its outstanding shares. The repurchase of shares may result in a taxable gain or loss to the tendering shareholder. Shareholders who tender all shares of the Fund held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its shares or fewer than all shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its shares. In such a case, there is a risk that non-tendering
shareholders, and shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming shares of the Fund.
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Internal Revenue Service Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Nature of the Fund’s Investments
Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things:

(i)	disallow, suspend or otherwise limit the allowance of certain losses or deductions,

(ii)	convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income,

(iii)	convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited),

(iv)	cause the Fund to recognize income or gain without a corresponding receipt of cash,

(v)	adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur,

(vi)	adversely alter the intended characterization of certain complex financial transactions and

(vii)	produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.
These rules could therefore affect the character, amount and timing of distributions to shareholders and the Fund’s status as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.
Below Investment Grade Instruments
The Fund expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

Original Issue Discount
For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
Market Discount
In general, the Fund will be treated as having acquired a security with market discount if its stated redemption price at maturity (or, in the case of a security issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the security by more than a statutory de minimis
amount. The Fund will be required to treat any principal payments on, or any gain derived from the disposition of, any securities acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Fund makes an election to accrue market discount on a current basis. If this election is not made, all or a portion of any deduction for interest expense incurred to purchase or carry a market discount security may be deferred until the Fund sells or otherwise disposes of such security.
Currency Fluctuations
Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Warrants
Gain or loss realized by the Fund from warrants acquired by the Fund as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long the Fund held a particular warrant.
Foreign Taxes
The Fund’s investment in
non-U.S.
securities may be subject to
non-U.S.
withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.

Preferred Shares or Borrowings
If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on shares in certain circumstances. Limits on the Fund’s payments of dividends on shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.
Backup Withholding
The Fund or other applicable withholding agent may be required to withhold U.S. federal income tax (“backup withholding”) at the applicable rate from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide their correct taxpayer identification numbers or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. Any amount withheld under the backup withholding rules is not an additional tax and is generally allowed as a credit against the U.S. shareholder’s U.S. federal income tax liability and could entitle such shareholder to a refund, provided the required information is timely furnished to the Internal Revenue Service.
Medicare Tax
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain dividends received from us and net gains from the sale, exchange or other disposition of our shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.
Foreign Shareholders
U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of U.S. source interest income or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign shareholder, and that satisfy certain other requirements. Nevertheless, it should be noted that in the case of shares held through an intermediary, the intermediary may withhold U.S. federal income tax even if we report dividends as interest-related dividends or short-term capital gain dividends. Moreover, depending on the circumstances, we could report all, some or none of our potentially eligible dividends as interest-related dividends or short-term capital gain dividends, or treat such dividends, in whole or in part, as ineligible for this exemption from withholding.
A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of shares. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and gains realized upon the sale, exchange or other disposition of shares.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of shares will be subject to U.S. federal income tax at the rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.
If, as discussed above, we distribute our net capital gains in the form of deemed rather than actual distributions (which we could do in the future), a foreign shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s pro rata share of any U.S. federal income tax we incur on the capital gains deemed to have been distributed. In order to obtain the refund, the foreign shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the foreign shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.
Backup withholding may apply to distributions to foreign shareholders, even if such distributions are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.
The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its “United States account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial
foreign entity, whether such nonfinancial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial
foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of our shares.
Other Taxation
Shareholders may be subject to state, local and foreign taxes on their distributions from the Fund. Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES
The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on April 5, 2016. The Fund’s Declaration of Trust provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.
The Fund currently offers six different classes of shares: Class A, Class C, Class I, Class F, Class L, and Class M shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class may be different. The fees and expenses for the Class A, Class C, Class I and Class L shares of the Fund are set forth in “Summary of Fund Expenses”. Further, the quarterly distributions paid to shareholders, if any, will vary for each share class based on different expenses for such classes. Certain share class details are set forth in “Plan of Distribution”.
The following table shows the amounts of Fund shares that have been authorized and are outstanding as of March 31, 2026:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class A Shares	Unlimited	None	2,800,230
Class C Shares	Unlimited	None	3,533,678
Class I Shares	Unlimited	None	65,904,893
Class F Shares	Unlimited	None	465,281
Class L Shares	Unlimited	None	772,567
Class M Shares	Unlimited	None	469
Shares
The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Plan.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive
rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.
The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares is recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. SS&C will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or tel eph
one privileges.
Other Classes of Shares.
The Fund offers Class F and Class M shares through separate prospectuses. Class M shares are subject to distribution fees and are offered only through certain platforms. Class F shares are no longer offered except for reinvestment of dividends.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds
of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. In reliance on Rule 415, the Fund intends to offer to sell its shares, on a continual basis, through the Distributor.
The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class C and Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to such class of shares and is payable on a monthly basis. Class A and Class I shares are not currently subject to a Distribution Fee.
The Distributor has entered into a “wholesale marketing” agreement with Griffin Capital Securities, LLC (“Griffin Capital Securities”), a registered broker-dealer and an affiliate of the Adviser and
Sub-Adviser.
Pursuant to the terms of the wholesale marketing agreement, Griffin Capital Securities seeks to market and otherwise promote the Fund through various “wholesale” distribution channels, including but not limited to; regional and independent retail broker-dealers, wirehouses, and registered investment advisers.
The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). These payments and compensation are in addition to the distribution and shareholder service fees paid by a share class, if any. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries, and the Fund’s shareholders may receive services from their financial intermediary. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. Additional Compensation may be paid as an expense reimbursement in cases in which the financial intermediary provides shareholder services to the Fund. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments.
Additionally, the Fund may pay a servicing fee to the intermediaries for providing ongoing services in respect of shareholders of certain classes of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up
withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request. Share classes of the Fund may also pay fees to financial intermediaries for sub-administration,
sub-transfer
agency,
sub-accounting
and other shareholder services associated with shareholders whose shares are held with such financial intermediaries.
The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the distribution agreement. The

Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.
Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.
Purchasing Shares
Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Such Financial Intermediaries may designate other intermediaries to receive purchase and repurchase orders, as authorized by the Fund. The Fund will be deemed to have received an order for purchase or repurchase of shares when the order is received in “proper form” by the Transfer Agent (or, if applicable, by a Financial Intermediary or its authorized designee) on a business day. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may also pay fees to Financial Intermediaries for sub-administration,
sub-transfer
agency,
sub-accounting
and other shareholder services associated with shareholders whose shares are held with such Financial Intermediary. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary and the Transfer Agent.
By Mail
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Apollo Diversified Credit Fund to:
Apollo Diversified Credit Fund
c/o SS&C GIDS, Inc. 801 Pennsylvania Ave., Suite 219133
Kansas City, MO 64105-1307
All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will accept neither third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line
bill pay checks, or any conditional purchase order or payment.
The Transfer Agent will charge a $5.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent.

Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at
1-888-926-2688
for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day
funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day
funds. The bank should transmit funds by wire to:
ABA #: (number provided by calling toll-free number above)
Credit: SS&C GIDS, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit:
Apollo Diversified Credit Fund
(shareholder registration)
(shareholder account number)
By Wire — Subsequent Investments
Before sending a wire, investors must contact SS&C to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.
Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. For Class A, Class C and Class L shares, you may elect to make subsequent investments by transfers of a minimum of $100 for regular accounts and $50 for retirement accounts on specified days of each month into your established Fund account. Class I shares do not have an investment minimum for subsequent investments. Please contact the Fund at
1-888-926-2688
for more information about the Fund’s Automatic Investment Plan.
By Telephone
Investors may purchase additional shares of the Fund by calling
1-888-926-2688.
If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern Time will be purchased at the appropriate price calculated on that day.
Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.
In compliance with the USA Patriot Act of 2001, SS&C will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call SS&C at
1-888-926-2688
for additional assistance when completing an application.

If SS&C does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.
Purchase Terms
For Class A, Class C and Class L shares, the minimum initial purchase by an investor is $2,500 for regular accounts and $1,000 for retirement plan accounts. For Class I shares, the minimum initial purchase by an investor is $1,000,000. The Fund reserves the right to waive investment minimums. For Class I shares, the Fund may permit a financial intermediary to waive the initial minimum per shareholder in the following situations: (i) broker dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based
advisory programs; (ii) financial intermediaries with clients of a registered investment advisor (RIA) purchasing fund shares in fee-based
advisory accounts with a $1,000,000 aggregated initial investment across multiple clients; and (iii) certain other situations deemed appropriate by the Fund. The Fund’s shares are offered for sale through its Distributor at NAV plus the applicable sales load. The price of the shares during the Fund’s continuous offering will fluctuate over time with the NAV of the shares.
Share Class Considerations
When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	how much you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Investors investing in the Fund through an intermediary should consult Appendix A to this Prospectus, which includes information regarding financial intermediary-specific sales charges and related discount policies that apply to purchases through certain specified intermediaries. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.
Class A Shares
Investors purchasing Class A shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 5.75%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s dealer manager (the “Dealer Manager Fee”). The following sales loads apply to your purchases of Class A shares of the Fund:

Amount Purchased	Dealer Reallowance	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $100,000	5.00%	0.75%	5.75%	6.10%
$100,000-$249,999	4.00%	0.75%	4.75%	4.99%
$250,000-$499,999	3.00%	0.75%	3.75%	3.90%
$500,000-$999,999	2.00%	0.50%	2.50%	2.56%
$1,000,000 and Above	1.00%	0.00%	0.00%	0.00%**

*	Gross dealer concession paid to participating broker-dealers.
**
Selling brokers, or other financial intermediaries that have entered into selling and/or intermediary agreements with the Distributor may receive a commission of up to 1.00% of the purchase price of Class A shares.

Class L Shares
Investors purchasing Class L shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.25% to 4.25%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s dealer manager (the “Dealer Manager Fee”). The following sales loads apply to your purchases of Class L shares of the Fund:

Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $250,000	3.50%	0.75%	4.25%	4.44%
$250,000-$499,999	2.50%	0.75%	3.25%	3.36%
$500,000-$999,999	1.50%	0.50%	2.00%	2.04%
$1,000,000 and Above	1.00%	0.25%	1.25%	1.27%

*	Gross dealer concession paid to participating broker-dealers.
You may be able to buy Class A or Class L shares without a sales charge (
i.e.
, “load-waived”) when you are:

•	reinvesting dividends or distributions;

•	a current or former director or Trustee of the Fund;

•
an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Fund’s Adviser,
Sub-Adviser,
or their affiliates, or of a broker-dealer authorized to sell shares of the Fund;

•	purchasing shares through the Fund’s Adviser;

•	purchasing shares through a financial services firm that has a special arrangement with the Fund;

•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

•	exchanging an investment in Class A or Class L (or equivalent type) shares of another fund for an investment in the Fund.
In addition, the Fund may reduce or eliminate sales charges applicable to purchases of Class A or Class L shares through a Combined Purchase Privilege, Right of Accumulation (a discount based on cumulative quantity) or Letter of Intent (each as defined below). These programs will apply to purchases of other closed-end
funds or business development companies that Apollo sponsors currently or in the future (collectively, “Eligible Funds”), which offer Class A or Class L shares, as applicable. These programs are summarized below.
Combined Purchase Privilege
Concurrent purchases of Class A or Class L shares of the Fund and/or of Eligible Funds may be combined into a single purchase of the same class of shares to determine the application of the sales load (
i.e.
, available

breakpoints or volume discounts) (the “Combined Purchase Privilege”). Purchases by Family Members (as defined herein) or other related accounts of a shareholder may be combined for purposes of determining eligibility. A “Family Member” includes one’s spouse, domestic partner, parent, stepparent, grandparent, child, stepchild, grandchild, sibling, father-in-law,
mother-in-law,
brother-in-law
or
sister-in-law,
including trusts created by these Family Members. If applicable, you will need to provide the account numbers of your Family Member(s) as well as the ages of your minor children.
It is the responsibility of the investor (or, if applicable, the investor’s financial intermediary) to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A or Class L shares directly from the Fund and believe the Combined Purchase Privilege applies, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.
Right of Accumulation
For the purposes of determining the applicable reduced sales charge, you may be able to include, as part of your current investment, the current aggregate NAV of all Class A or Class L shares, as applicable, of the Fund and of any Eligible Funds held by accounts for your benefit (the “Right of Accumulation”). To qualify for this option, you must be either:

•	an individual;

•	an individual and a Family Member purchasing shares for your own account(s) or trust(s) or custodial account(s) for minor children; or

•
a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Internal Revenue Code, including related plans of the same employer.

If you plan to rely on this Right of Accumulation, you must notify your broker or the Fund’s Transfer Agent, as applicable, at the time of your purchase. You will need to give your broker or the Fund’s Transfer Agent, as applicable, your account numbers. Existing holdings of Family Members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your Family Members as well as the ages of your minor children.
Letter of Intent
You may be able to count all investments within a
13-month
period in Class A or Class L shares of any Eligible Fund(s) as if you were making them all at once for the purposes of calculating the applicable reduced sales charges by means of a written letter of intent (the “Letter of Intent”). The minimum initial investment under a Letter of Intent is 5% of the total Letter of Intent amount. The Letter of Intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase of Class A or Class L shares of an Eligible Fund not originally made pursuant to a Letter of Intent under a Letter of Intent entered into within ninety (90) days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of such Class A or Class L shares, as applicable, of an Eligible Fund which were previously purchased at a price including a front end sales charge during the
90-day
period prior to the Distributor receiving the Letter of Intent, and (2) the historical cost of shares of other Eligible Funds you currently own and acquired in exchange for Class A or Class L shares, as applicable, of an Eligible Fund purchased during that period and at a price including a front-end
sales charge. You may combine purchases and exchanges by Family Members. You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Class C Shares
Class C shares are sold at the prevailing NAV per Class C share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class C shares:

•
a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C shares;

•	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C shares; and

•
a contingent deferred sales charge equal to 1.00% of the original purchase price of Class C shares repurchased by the Fund for repurchases of Class C shares held less than 365 days following such shareholder’s initial purchase.

The Distributor pays 1% of the amount invested to broker-dealers who sell Class C shares. The Adviser or an affiliate reimburses the Distributor for monies advanced to broker-dealers. Because Class C shares of the Fund are sold at the prevailing NAV per Class C share without an upfront sales load, the entire amount of your purchase is invested immediately.
Class I Shares
Class I shares will be sold at the prevailing NAV per Class I share and are not subject to any upfront sales charge. The Class I shares are not subject to a Distribution Fee, shareholder servicing fees, or contingent deferred sales charges. Class I shares may only be available through certain financial intermediaries. The Fund may also offer Class I shares to certain feeder vehicles primarily created to hold its Class I shares, which in turn offer interests in those vehicles to investors; the Fund expects to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests.
Because the Class I shares of the Fund are sold at the prevailing NAV per Class I share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, for all accounts, Class I shares require a minimum investment of $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive the investment minimum.
Shareholder Service Expenses
The Fund has adopted a “Shareholder Services Plan” with respect to its Class A, Class C and Class L shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up
withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. The Fund may separately pay fees to financial intermediaries outside of a Shareholder Services Plan for sub-administration,
sub-transfer
agency,
sub-accounting
and other shareholder services associated with shareholders whose shares are held with such financial intermediaries. Under the Shareholder Services Plan, the Fund, with respect to Class A, Class C and Class L shares, may incur expenses on an annual basis up to 0.25% of its average net assets attributable to Class A, Class C and Class L shares, respectively.

DISTRIBUTION PLAN
The Fund, with respect to its Class C and Class L shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts, as well as for payments to the Class L shares platform sponsors. These activities include marketing and other activities to support the distribution of Class C and Class L shares. The Distribution Plan operates in a manner consistent with Rule
12b-1
under the 1940 Act, which regulates the manner in which an
open-end
investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end
investment company, it has undertaken to comply with the terms of Rule
12b-1
as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% and 0.25% of average daily net assets attributable to Class C and Class L shares, respectively.

LEGAL MATTERS
Simpson Thacher & Bartlett LLP, Washington, D.C., acts as counsel to the Fund. Richards, Layton & Finger, P.A., Wilmington, Delaware, acts as special Delaware counsel to the Fund.

REPORTS TO SHAREHOLDERS
By January 31 of the following year, shareholders will be provided a Form 1099 containing information regarding the amount and character of distributions received from the Fund during the preceding calendar year. The Fund will prepare and transmit to its shareholders a semi-annual and an audited annual report within sixty (60) days after the close of the period for which it is being made, or as otherwise required by the 1940 Act.
As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will not be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary (such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (www.apollo.com/adcf), and you will be notified electronically or by mail, depending on your elections, each time a report is posted and provided with a website link to access the report.
You may elect to receive all future reports in paper free of charge. If you invest directly with the Fund, you can call the Fund toll-free at
1-888-926-2688
or visit www.apollo.com/adcf to inform the Fund that you wish to receive paper copies of your shareholder reports. If you invest through a financial intermediary, you can contact your financial intermediary to request that you receive paper copies of your shareholder reports. Please note that not all financial intermediaries may offer this service. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund sponsor if you invest directly with a fund.
You may elect to receive electronic delivery of shareholder reports and other communications by: (i) calling the Fund toll-free at
1-888-926-2688
or visiting www.apollo.com/adcf, if you invest directly with the Fund, or (ii) contacting your financial intermediary, if you invest through a financial intermediary. Please note that not all financial intermediaries may offer this service.
Householding
In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call
1-888-926-2688
to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The financial statements of the Fund as of and for the year ended December 31, 2025, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report incorporated by reference. Deloitte & Touche LLP is located at 30 Rockefeller Plaza, New York, NY 10112.

ADDITIONAL INFORMATION
The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file
No. 333-211845).
The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

DATA PRIVACY NOTICE
Apollo Global Management, Inc.
Privacy Notice
Dear Client or Investor:
Apollo Global Management, Inc. (“Apollo”) and its subsidiaries
1
(together “us,” “we,” or “Apollo”) take precautions to maintain the privacy of personal information concerning Apollo’s current and prospective investors who are individuals/natural persons. These precautions include the adoption of certain procedures designed to maintain and secure such investors’ nonpublic personal information from inappropriate disclosure to third parties. U.S. federal regulations require Apollo to inform investors of its privacy policy regarding what kinds of information it collects and the circumstances in which that information may be disclosed to third parties. Please see the Appendix to this Notice for additional information about our privacy practices regarding the European Union, United Kingdom, Cayman Islands, California, and other jurisdictions that may grant natural persons certain privacy rights.
We collect nonpublic personal information about investors from the following sources:

•
information Apollo receives from an investor in its subscription documentation, other forms or agreements, and correspondence (written, telephonic, or electronic), including identifiers, such as an investor’s name, address, social security number, and commercial information such as assets, income, and amounts or types of such investor’s investments;

•
commercial information about an investor’s transactions with Apollo, its affiliates, and nonaffiliated third parties, such as an investor’s capital account balance, other account data, and participation in other investments; and

•	commercial information Apollo may receive from a consumer reporting agency, such as an investor’s credit history.
We do not disclose any nonpublic personal information about prospective, current, or former investors to anyone, except as requested or authorized by an investor or to certain affiliates and service providers as permitted or as otherwise required by law or regulation. We do not sell your nonpublic personal information. We may use nonpublic personal information that you provide to market services to you in the future, including through our use of third-party website cookies and similar technologies.
Except as described below or as otherwise required by law or regulation, we do not disclose to affiliates or to nonaffiliates any nonpublic personal information about you. We do disclose information to affiliates and nonaffiliated third parties for our everyday business purposes, such as to process your transactions, to maintain your investments in funds managed by Apollo, and to respond to court orders and legal investigations, or as permitted by law. We also provide such information to our affiliates, attorneys, banks, auditors, securities brokers, and service providers as may be necessary to facilitate the acceptance and management of your investments in funds managed by Apollo and to enable them to perform services on our behalf. We may also provide your name, address, telephone number, social security number, or financial condition information to affiliates or nonaffiliated third parties, such as broker-dealers, engaged in marketing activities on our behalf, such as the solicitation of your investment in future funds managed by Apollo. We will require such third-party service providers and financial institutions to protect the confidentiality of the investors’ nonpublic personal information and to use the information only for purposes for which it is disclosed to them. We maintain physical, electronic, and procedural safeguards that comply with U.S. federal standards to safeguard investors’ nonpublic personal information.

1	Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

We will adhere to the policies and practices described in this Privacy Notice regardless of whether the investor is a prospective, current or former investor.
If you have any questions concerning this Privacy Notice, please contact
privacy@apollo.com
.
Appendix: European Union, United Kingdom, Cayman Islands, California, and Other Jurisdictional Privacy Notice
This Appendix, along with the Privacy Notice above, describes how Apollo,
2
as a data controller, collects and processes Personal Information (as defined below) about natural persons residing in the European Union (“EU”), the United Kingdom (“UK”), and other jurisdictions that may grant natural persons certain privacy rights,
3
as well as in relation to an Apollo entity that is established in the European Union or United Kingdom or an entity that is established in the Cayman Islands. This notice also provides such persons with information about the rights they may have in relation to Personal Information (as defined below). If you are a California Resident (as defined below), please review the below section
Additional Information for California Residents
for additional disclosures, our
Notice at Collection
, and a description of your rights under the California Consumer Privacy Act (with any implementing regulations, as amended by the California Privacy Rights Act (“CPRA”) and as may be amended from time to time, “CCPA”).
If we materially change our privacy practices regarding Personal Information (as defined below), we will notify relevant individuals. For purposes of this Appendix, “investors” includes directors, officers, employees, owners, limited partners, agents, consultants, representatives, and beneficiaries of investors that are not natural persons.
Collection of Information
Depending on how you interact with us, we may collect nonpublic personal information as described elsewhere in the Privacy Notice and other Personal Information about you. “Personal Information” for purposes of this Notice means any information that can help us directly or indirectly identify you, and as otherwise defined under applicable law.
We may collect certain categories of Personal Information from investors, including:

•
identifiers and similar information
such as name, address, date and place of birth,
e-mail
address, telephone number, social security number or other unique identifier number, tax identification number, driver’s license number, passport and other national identity details, internet protocol (“IP”) address, username, password, online identifiers or other similar identifiers;

•
financial information,
including certain information protected under federal or state laws, like income, assets and investments, payments, creditworthiness, loans, bank account details, wire instructions or a signature, bank account, or other financial information;

•	personal details, including characteristics of protected classifications under certain federal or state laws, such as gender, national origin, or marital status;

2
As defined in the Apollo Privacy Notice, “Apollo” refers to Apollo Global Management, Inc. and its subsidiaries. Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

3
Individuals in Andorra, Argentina, Australia, California, Canada, Faroe Islands, Guernsey, Hong Kong, Israel, Isle of Man, Japan, Jersey, Mexico, New Zealand, Singapore, South Korea, Switzerland, Uruguay, and certain other jurisdictions may have certain data subject rights. These rights vary, but they may include the right to (i) request access to and rectification or erasure of their personal information, (ii) restrict or object to the processing of their personal information, and (iii) obtain a copy of their personal information in a portable format. Individuals may also have the right to lodge a complaint about the processing of personal information with a data protection authority.

•
commercial information,
including records of products or services purchased, obtained, or considered, or other purchasing histories or tendencies, including funds invested, investments considered, or sources of funds or wealth;

•
certain information that may qualify as “special category” data under applicable data protection laws, such as Personal Information revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, trade union membership, data concerning health, or a natural person’s sex life or sexual orientation;

•	education information, including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act;

•	internet or other electronic network activity information, including interactions with our website or use of certain online tools;

•	audio (e.g., voicemail), electronic, visual or similar information;

•	professional or employment-related information, including occupation, compensation, salary, benefits, grants, insurance details, pension information, employer, and title;

•	inferences drawn from any of the information identified above to create a profile reflecting your preferences or similar information, including your potential interest in investing in new funds; and

•
certain information that may qualify as “sensitive personal information” under the CCPA, such as your social security number, passport number, driver’s license, or state identification card; your account log-in,
financial account and debit or credit card number in combination with any required security credentials allowing access to such account; and your racial or ethnic origin.

How We Collect Information
Investors may provide us with Personal Information in connection with their investments in Apollo funds, which may include address, social security number, wire transfer instructions, and the amount of assets or income. This information is required before investors can be accepted into an Apollo fund, and not providing it may mean that we are not able to accept an investment. As described in the Privacy Notice, investors provide us with information directly and/or through intermediates in subscription documentation and may continue to provide information through ongoing communications or interactions with us on an applicable website or by mail,
e-mail,
or telephone.
We also collect Personal Information from different sources such as consultants, fund administrators, identity verification services, and credit reference agencies, sources designed to detect and prevent fraud, and those sources described in the Privacy Notice.
We may also collect Personal Information through publicly available sources such as public websites or other publicly accessible directories and sources, including bankruptcy registers, tax authorities, governmental agencies and departments, sanctions screening databases, and regulatory authorities.
Why We Collect Information
As permitted by applicable laws, we use Personal Information primarily to communicate with investors.
We may use Personal Information for the following business or commercial purposes, and the lawful bases for our processing include the following:

•	comply with our obligations to investors under contract or related pre-contractual steps;

•
support our business development and marketing initiatives. We do this to meet our business interests in expanding our business. We only send direct electronic marketing messages where recipients have agreed to this or as otherwise permitted by applicable law. Individuals can opt out of receiving such messages at any time by using the opt-out
mechanisms that may be available in those messages or by contacting us via the channels provided below;

•
where it is necessary for our legitimate interests (or those of a third party) and your interests and fundamental rights do not override those interests. This processing benefits investors by supporting our provision of services;

•	protect our rights, establish, exercise or defend legal claims and in order to protect and enforce our (or another person’s) rights, property, or safety, or to assist others to do the same;

•
maintain security and prevent or detect crime and fraud. In many cases we are required to do this by applicable laws, but we will otherwise do so to meet our interests in maintaining security and preventing crime, which is also in the interest of our investors;

•	compliance with applicable laws and regulations, including to meet our legitimate interests or those of a third party;

•
detect security incidents and protecting against malicious, deceptive, fraudulent, or illegal activity, including preventing fraud and conducting “Know Your Client,” anti-money laundering, terrorist financing, and conflict checks;

•	internal operations, including troubleshooting, data analysis, testing, research, and statistical and survey purposes;

•
audit compliance with Apollo’s corporate policies and contractual obligations. This is necessary to meet our legal and regulatory obligations, for example to financial services regulators, and if not strictly necessary to meet these obligations, to allow us to meet our interests in running our business to our high corporate standards, which is beneficial to investors as these help protect investments and information; and

•	with your consent, as required under applicable law.
We may be legally obliged to process certain Personal Information in order to be able to perform services and business operations or to comply with contractual requirements. If you choose not to provide us with the necessary Personal Information or to restrict us from processing Personal Information, we may not be able to meet our obligations or deliver the products or services requested. This may lead to cancellation of contracts; if this is the case, we will endeavor to contact you to discuss this.
How We Disclose Information
We disclose information for the purposes described above in the Privacy Notice and on the grounds described above in this Appendix. We may also disclose Personal Information as required to pursue available remedies or limit damages we may sustain, to enforce our rights, protect our property or protect the rights, property or safety of others, to prevent fraud, unauthorized transactions or liability; or as needed to support external auditing, compliance and corporate governance functions.
We may also share information about you to the extent reasonably necessary to proceed with the consideration, negotiation, or completion of a merger, reorganization, or acquisition of our business, or a sale, liquidation, or transfer of some or all of our assets.
Security Measures
We maintain reasonable physical, electronic, and procedural safeguards appropriate to the nature of the information to store and secure Personal Information from unauthorized access, alteration, and destruction. Our control policies, for example, generally authorize access to investor information only by individuals who need such access to do their work. Given the nature of information security, there is no guarantee that such safeguards will always be successful.
Transfers of Information
Our activities and the jurisdictions in which we are established are such that it may be necessary for Personal Information that we collect to be transferred, as permitted by applicable laws, to the United States and other countries where we or our service providers have facilities. When we transfer Personal Information to a country that is not regarded as ensuring an adequate level of protection for Personal Information under European Union, United Kingdom, the Cayman Islands, or other applicable laws, we will seek to ensure a similar degree of protection is afforded to Personal Information by ensuring that, where possible, we put in place appropriate safeguards (such as standard contractual clauses approved by the European Commission or other relevant authority) or otherwise transfer Personal Information in accordance with applicable laws, such as where the transfer is necessary for the performance of a contract between you and us or between us and a third party in your interest, where the transfer is necessary to establish, exercise or defend legal claims, or where the transfer is made for important reasons of public interest. For more information on specific mechanisms we rely on for transferring Personal Information, please contact us at the details provided in the
Contact
section below.
How Long We Keep Information
We retain Personal Information for as long as we have a relationship with the individuals to whom the information relates and for a period after our relationship has ended. When deciding how long to keep Personal Information after our relationship has ended, we take into account how long we need to retain the information to fulfill the purposes described above and to comply with our legal regulatory obligations, including obligations of our regulators. We may also retain Personal Information to investigate or defend against potential legal claims in accordance with the limitation periods of countries where legal action may be brought.
Individual Rights and Choices
Subject to certain local laws, individuals may have certain additional rights regarding their Personal Information. In particular, individuals may have the right to object to our uses of their Personal Information. Individuals who would like to discuss or exercise such rights can contact us at the details provided in the
Contact
section below. These additional rights may include the rights to (i) access Personal Information; (ii) rectify the Personal Information we hold; (iii) erase Personal Information; (iv) restrict our use of Personal Information; (v) object to the processing of your Personal Information in certain circumstances, including where we process Personal Information for direct marketing purposes or where we have processed such data on the basis of our legitimate interests; (vi) withdraw your consent to the processing of your Personal Information (where applicable); (vii) receive Personal Information in a usable electronic format and transmit it to a third party (also known as the right of data portability); and (vi) lodge a complaint with a data protection authority in the United Kingdom or the European Economic Area (“EEA”) Member State in which you live, work or where the infringement occurred or in respect of an entity organized under the laws of the Cayman Islands, as overseen by the Ombudsman in the Cayman Islands. If you are a California Resident, please review
Additional Information for California Residents
below for a description of your California-specific rights regarding your Personal Information.
Additional Information for California Residents
The CCPA imposes certain obligations on us and grants certain rights to California residents (“California Resident,” “you,” or “your”) with regard to “personal information” (as defined under the CCPA). If you are a California Resident, please review the following information about your potential rights with regard to your Personal Information under the CCPA. The rights described herein are subject to exemptions and other limitations under applicable law, and the CCPA does not apply to certain information like Personal Information collected, processed, sold, or disclosed pursuant to the federal Gramm-Leach-Bliley Act and its implementing regulations (“GLBA”).
Terms used herein have the meaning ascribed to them in the CCPA. For purposes of the CCPA, we are a “business.”
Notice at Collection and Use of Personal Information
Information We Collect
Depending on how you interact with us, we may collect the categories of Personal Information listed above in
Collection of Information.
How We Use Collected Information
We may use Personal Information from you for the purposes described above in the section
Why
We Collect Information.
Sale or Sharing of Personal Information
We do not “sell” your Personal Information under the CCPA, meaning we do not rent, release, disclose, transfer, make available, or otherwise communicate personal information to another business or third party for monetary or other valuable consideration. We also do not “share” your Personal Information, as defined under the CCPA to mean sharing, renting, releasing, disclosing, disseminating, making available, transferring, or otherwise communicating orally, in writing, or by electronic or other means, personal information to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration.
How Long We Keep Information
We retain your Personal Information as described above in the section
How Long We Keep
Information.
For more information about our privacy practices, please review our entire Privacy Policy and accompanying Appendix.
Our Collection, Use, and Disclosure of Personal Information and Sensitive Personal Information
What Information We Have Collected, the Sources from Which We Collected It, and Our Purpose for Collecting the Information
In the preceding 12 months, depending on how you interact with us, we may have collected the categories of Personal Information listed above in
Collection of Information.
We may collect Personal Information from all or some of the categories of sources listed in the section
How We Collect Information.
We may collect all or a few of these categories of Personal Information for the business or commercial purposes identified in the section
Why We Collect Information.
Our Disclosure of Personal Information
We do not sell or share your Personal Information as defined under the CCPA. We do not knowingly sell or share the Personal Information of California Residents under 16 years old. In the preceding 12 months, we may have disclosed for a business purpose some of the categories of Personal Information to the categories of third parties, as describe in the below chart:

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
Identifiers
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Debugging and repainting errors impairing functionality (such as on our portals or website).

Additional information subject to Cal. Civ. Code § 1798.80(e)	• Professional services organizations, such as auditors. • Affiliated entities.

•
Internal research for technological development and demonstration.

•
Activities to verify, maintain, or improve the quality of our services.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

Characteristics of protected classifications under certain federal or state laws
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities.

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
To comply with applicable laws and regulations.

Commercial information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that

• Performing services. • Auditing related to consumer interactions and transactions. • Short-term, transient use. • Detecting security incidents, protecting against malicious,

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
assist with fraud prevention, or custodians or lenders to or creditors of a fund. • Professional services organizations, such as auditors. • Affiliated entities.
deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Debugging and repainting errors impairing functionality (such as on our portals or website).

•
Internal research for technological development and demonstration.

•
Activities to verify, maintain, or improve the quality of our services.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

Education information, including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities

•
Performing services

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
To comply with applicable laws and regulations.

Internet or electronic network activity information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities.

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Debugging and repainting errors impairing functionality (such as on our portals or website).

•
Internal research for technological development and demonstration.

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
• Activities to verify, maintain, or improve the quality of our services. • Business development and marketing initiatives. • To comply with applicable laws and regulations.

Audio, electronic, visual, or similar information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities.

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

Professional or employment- related Information	• Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.	• Performing services. • Auditing related to consumer interactions and transactions. • Short-term, transient use.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

Inferences drawn from any of the information identified above
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
custodians or lenders to or creditors of a fund. • Professional services organizations, such as auditors. • Affiliated entities.
activity, and prosecuting those responsible for that activity.

•
Internal research for technological development and demonstration.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

In addition, we may disclose, and in the preceding 12 months may have disclosed, all of the categories of Personal Information identified in
Collection of Information
above to the following categories of third parties: (i) judicial courts, regulators, or other government agents purporting to have jurisdiction over us, our subsidiaries or our affiliates, or opposing counsel and parties to litigation; and (ii) other third parties as may otherwise be permitted by law. We may disclose the categories of Personal Information identified in
Collection of Information
above for the business or commercial purposes identified above in
Why We Collect Information
. Additionally, we may disclose your Personal Information to third parties upon your request, at your direction, or with your consent.
We may also disclose or make available your Personal Information to our service providers such as our administrator, other entities that have agreed to limitations on the use of your Personal Information, or entities that fit within other exemptions or exceptions in, or as otherwise permitted by, the CCPA.
Use and Disclosure of Sensitive Personal Information
As noted in
Collection of Information
, under the CCPA, certain Personal Information we collect and process may be considered “sensitive personal information.” The CCPA requires that we provide you with a right to limit our use or disclosure of such sensitive personal information in certain circumstances. Currently, we are not using or disclosing your sensitive personal information for purposes that would require that we provide you with a right to limit.
California Residents’ Rights under the CCPA
If your Personal Information is subject to the CCPA, you may have certain rights concerning that information, subject to applicable exemptions and limitations, including the right to (i) be informed, at or before the point of collection, of the categories of Personal Information to be collected, and the purposes for which the categories of Personal Information shall be used; (ii) not be discriminated against because you exercise any of your rights under the CCPA; (iii) request that we delete any Personal Information about you that we collected or maintained, subject to certain exceptions (“Request to Delete”); (iv)
opt-out
of the “sale” (as that term is defined in the CCPA) of your Personal Information if a business sells your Personal Information (we do not); (v)
opt-out
of the “sharing” (as that term is defined in the CCPA) of your Personal Information if a business shares your Personal Information with third parties (we do not); (vi) limit the use and disclosure of sensitive personal information where required by the CCPA (“Right to Limit”) (please note that we are not using your sensitive personal information for purposes that would require that we provide you with a Right to Limit); (vii) correct inaccurate Personal Information (“Request to Correct”); and (viii) request that we disclose to you the Personal Information we have collected, used, and disclosed about you during the past 12 months (“Request to Know”).
The CCPA does not restrict our ability to do certain things like comply with other laws or comply with regulatory investigations. In addition, the CCPA does not apply to certain information like Personal Information collected, processed, sold or disclosed pursuant to the GLBA. We also reserve the right to retain, and not to delete, certain Personal Information after receipt of a Request to Delete from you where permitted by the CCPA or another law or regulation.
How to Submit a Request under the CCPA
You may submit a Request to Know, Request to Correct, or Request to Delete (“Consumer Rights Request”), as described above, through the following toll-free telephone number:
833-271-8296,
or
e-mail
us at
privacy@apollo.com
.
We are only required to respond to verifiable Consumer Rights Requests made by you or your legally authorized agent. When you submit a Consumer Rights Request, we may ask that you provide clarifying or identifying information to verify your request. Such information may include, at a minimum, depending on the sensitivity of the information you are requesting and the type of request you are making, your name and email address. Any information gathered as part of the verification process will be used for verification purposes only.
You are permitted to designate an authorized agent to submit a Consumer Rights Request on your behalf and have that authorized agent submit the request through the aforementioned methods. In order to be able to act, authorized agents have to submit proof that they are authorized to act on your behalf or have a power of attorney. We may also require that you directly verify your own identity with us and directly confirm with us that you provided the authorized agent permission to submit the request.
Contact
This Privacy Notice and Appendix are available in alternative formats upon request. Please contact
privacy@apollo.com
with any questions about this notice or our data privacy and data protection practices or to request this Privacy Notice in an alternative format. The Apollo point of contact for Apollo entities established outside the European Union and United Kingdom is: Apollo Management International LLP, 25 St. George Street, London W1S 1FS, United Kingdom.
The Privacy Notice was last updated on October 27, 2025, and supersedes any previously distributed Privacy Notice. From time to time, we may update this Privacy Notice. To the extent there are material changes with respect to our disclosure practices, we will issue an updated Privacy Notice that is reflective of such practices.

APPENDIX A
FINANCIAL INTERMEDIARY-SPECIFIC SALES CHARGE WAIVERS
Intermediary-Defined Sales Charge Waiver Policies
The availability of certain initial or deferred sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares.
Intermediaries may have different policies and procedures regarding the availability of front-end sales
load waivers or contingent
deferred (back-end) sales
load (“CDSC”) waivers, which are discussed below. Please contact your financial intermediary for questions or more information regarding your eligibility and for more information with respect to your financial intermediary’s sales charge waivers, discounts, investment minimums, minimum account balances, and share class eligibility requirements and other special arrangements. Financial intermediary-specific sales charge waivers, discounts, investment minimums, minimum account balances, and share class eligibility requirements and other special arrangements are implemented and administered by each financial intermediary. It is the responsibility of your financial intermediary (and not the Fund) to ensure that you obtain proper financial intermediary-specific waivers, discounts, investment minimums, minimum account balances and other special arrangements and that you are placed in the proper share class for which you are eligible through your financial intermediary. In all instances, it is the purchaser’s responsibility to notify the Fund or the purchaser’s financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or discounts or other financial intermediary-specific arrangements as disclosed herein. The terms and availability of these waivers and special arrangements may be amended or terminated at any time.
Raymond James & Associates, Inc., Raymond James Financial Services, Inc. and each entity’s affiliates (“Raymond James”)
Shareholders purchasing Fund shares through a Raymond James platform or account, or through an introducing broker-dealer or independent registered investment adviser for which Raymond James provides trade execution, clearance, and/or custody services, will be eligible only for the following load waivers (front-end sales
charge waivers and contingent deferred,
or back-end, sales
charge waivers) and discounts, which may differ from those disclosed elsewhere in the Prospectus or SAI.
Front-end sales
load waivers on Class A shares available at Raymond James

•	Shares purchased in an investment advisory program.

•	Shares purchased within the same fund family through a systematic reinvestment of capital gains and dividend distributions.

•	Employees and registered representatives of Raymond James or its affiliates and their family members as designated by Raymond James.

•
Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within ninety (90) days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or
deferred sales load (known as rights of reinstatement).

•
A shareholder in the Fund’s Class C shares will have their shares converted at net asset value to Class A shares (or the appropriate share class) of the Fund if the shares are no longer subject to a CDSC and the conversion is in line with the policies and procedures of Raymond James.

CDSC Waivers on Classes A, B and C shares available at Raymond James

•	Death or disability of the shareholder.

•	Shares sold as part of a systematic withdrawal plan as described in the Prospectus.

•	Return of excess contributions from an IRA account.

•
Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching the qualified age based on applicable IRS regulations as described in the Prospectus.

•	Shares sold to pay Raymond James fees but only if the transaction is initiated by Raymond James.

•	Shares acquired through a right of reinstatement.
Front-end load
discounts available at Raymond James: breakpoints, rights of accumulation, and/or letters of intent

•	Breakpoints as described in this Prospectus.

•
Rights of accumulation which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at Raymond James. Eligible fund family assets not held at Raymond James may be included in the calculation of rights of accumulation only if the shareholder notifies his or her financial advisor about such assets.

•
Letters of intent which allow for breakpoint discounts based on anticipated purchases within a fund family, over a 13-month time
period. Eligible fund family assets not held at Raymond James may be included in the calculation of letters of intent only if the shareholder notifies his or her financial advisor about such assets.

Apollo Diversified Credit Fund
Class A Shares (CRDTX), Class C Shares (CGCCX), Class L Shares (CRDLX) and Class I Shares (CRDIX) of Beneficial Interest

PROSPECTUS

May 1, 2026
Investment Adviser
Apollo Capital Credit Adviser, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.
You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS
May 1, 2026
Apollo Diversified Credit Fund
Class F Shares (CRDFX) of Beneficial Interest

Apollo Diversified Credit Fund (the “Fund”) is a continuously offered, diversified, closed-end
management investment company that is operated as an interval fund.
This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class F Statement of Additional Information (“SAI”) dated May 1, 2026, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o ALPS Fund Services, Inc., 1290 Broadway, Suite 1000, Denver, CO 80203, or by calling toll-free
1-888-926-2688.
The table of contents of the SAI appears on page 1
21
 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports and other information about the Fund or make shareholder inquiries by calling
1-888-926-2688
or by visiting www.apollo.com/adcf. The SAI, material incorporated by reference and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.
Investment Objective.
The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.
Summary of Investment Strategy.
The Fund pursues its investment objective through a “multi-asset” approach across both private and public credit markets. With access to the broad spectrum of the credit platform of Apollo Global Management, Inc. (together with its consolidated subsidiaries, “Apollo”), the Fund employs a dynamic asset allocation process, investing across a range of credit strategies in an effort to generate attractive risk-adjusted returns, including but not limited to corporate direct lending, asset-backed finance and performing credit. The Fund’s allocation across each of these investment strategies may vary from time to time. The Fund will invest, under normal market conditions, at least 80% of its Managed Assets (as defined herein) in debt securities, including, but not limited to, credit related investments such as fixed income securities (investment grade debt and high-yield debt), floating rate securities (senior loans or structured credit) and other debt instruments and in derivatives (futures, forward contracts, foreign currency exchange contracts, call and put options, selling or purchasing credit default swaps, and total return swaps) and other instruments that have economic characteristics similar to such securities or investments.
Risks.
Investing in the Fund involves a high degree of risk. In particular:

•	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

•	The Fund will ordinarily accrue and pay distributions from its net investment income, if any, once a quarter; however, the amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital.

•	The Fund may invest in collateralized loan obligations (“CLOs”). CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. The risks of investing in CLOs depend largely on the tranche invested in and the type of underlying debts and loans in the tranche of the CLO, in which the Fund invests. The Fund invests in CLOs without regard to tranche. CLOs also carry risks including, but not limited to, interest rate risk and credit risk.

•	Investors will pay offering expenses. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

•
The Fund’s shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares. Thus, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value (“NAV”), and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risk Factors” below in this prospectus.

The Adviser.
The Fund’s investment adviser is Apollo Capital Credit Adviser, LLC (the “Adviser”), an SEC registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an affiliate of Apollo.
The
Sub-Adviser.
The Adviser has engaged Apollo Credit Management, LLC (the
“Sub-Adviser”),
an SEC registered investment adviser under the Advisers Act, to manage the Fund’s investment portfolio. The
Sub-Adviser
is an affiliate of Apollo. Founded in 1990, Apollo is a high-growth, global alternative asset manager and retirement services provider. Apollo conducts its business primarily in the U.S. through the following three reportable segments: Asset Management, Retirement Services and Principal Investing. These business segments are differentiated based on the investment services they provide as well as varying investing strategies. Through its asset management business, Apollo raises, invests and manages funds, accounts and other vehicles, on behalf of some of the world’s most prominent pension, endowment and sovereign wealth funds and insurance companies, as well as other institutional and individual investors. Apollo’s retirement services business is conducted by Athene Holding Ltd. (together with its subsidiaries, “Athene”), a leading financial services company that specializes in issuing, reinsuring and acquiring retirement savings products for the increasing number of individuals and institutions seeking to fund retirement needs. As of December 31, 2025, Apollo had total assets under management (“AUM”) of $938 billion and a team of 6,140 employees, including 2,010 employees of Athene and 600 employees of Bridge Investment Group Holdings Inc.
Apollo manages the leading alternative credit business with $749 billion in credit AUM and more than 590 investment professionals across an array of corporate, asset-backed and insurance-related investment strategies. The Fund benefits from its affiliation with Apollo as a scaled direct lending platform with over $450 billion of dedicated corporate credit AUM. Apollo’s corporate credit business dates back over twenty years, with a heritage as one of the largest managers of syndicated loans. Over the course of decades, Apollo has built incumbency with thousands of leveraged loan issuers, many of which are backed by the largest blue-chip private equity sponsors. Today, Apollo has established over 4,000 lending relationships. Incumbency and scale enable Apollo to source and deliver attractive lending opportunities for its investor clients. In 2025, Apollo and its affiliates originated $60 billion in direct lending transactions.
By collaborating across disciplines, with each business unit contributing to, and drawing from, Apollo’s shared information and experience, Apollo believes the Fund is well-positioned to invest across asset classes. Apollo’s investment philosophy is centered on the ethos that “purchase price matters,” allocating capital to the best risk-reward investment opportunities throughout market and economic cycles. Apollo’s focus on alternative asset investing seeks to deliver excess return per unit of risk at all points across the investment spectrum. Investors in the Fund’s shares also benefit from significant alignment of interest with Apollo since, through Athene, Apollo is often among the largest investors in its own funds, including direct lending funds which co-invest
alongside the Fund.

Securities Offered.
The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class F shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its distributor, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, an unlimited number of shares of beneficial interest, at NAV plus the applicable sales load, if any. As of March 31, 2026, the Fund’s NAV per Class F share was $22.44. As of March 31, 2026, there were 465,281 Class F shares outstanding. Class F shares are not subject to sales loads. The Fund offers Class A, Class C, Class I, Class L and Class M shares through separate prospectuses.
Class F shares are no longer offered except for reinvestment of dividends. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly. During the continuous offering, shares will be sold at the NAV of the Fund next determined. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended.

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV	None	$ amount invested at current NAV
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

i

PROSPECTUS SUMMARY
This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”
The Fund
The Fund is a continuously offered, diversified,
closed-end
management investment company. See “The Fund.” The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of each class of shares at that class of shares’ NAV, which will be calculated on a daily basis. See “Quarterly Repurchases of Shares,” and “Determination of Net Asset Value.”
Investment Objective and Policies
The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.
The Fund pursues its investment objective through a “multi-asset” approach across both private and public credit markets. With access to the broad spectrum of Apollo’s credit platform, the Fund employs a dynamic asset allocation process, investing across a range of credit strategies in an effort to generate attractive risk-adjusted returns, including but not limited to corporate direct lending, asset-backed finance and performing credit. The Fund’s allocation across each of these investment strategies may vary from time to time.

•
The corporate direct lending strategy targets large scale private corporate origination and sponsor-backed issuers utilizing Apollo’s proprietary sourcing channel, primarily focused on first lien, senior secured and unitranche loans. This may include opportunities within credit secondaries and middle market direct lending.

•
The asset-backed finance strategy focuses on agile deployment of capital into origination and proprietary sourcing channels across a broad mandate of asset-backed investments, with focus on investments collateralized by tangible assets.

•	The performing credit strategy focuses on liquid, performing senior secured corporate credit, with flexibility to deploy contingent capital opportunistically during periods of market dislocation.
In executing its multi-asset approach, the Fund will pursue a credit strategy focusing on high conviction credit opportunities and investment themes, including high-yield bonds, senior loans (including covenant-lite loans), structured credit and convertibles, inclusive of publicly traded and private companies. High-conviction opportunities are investment opportunities that fall within the Fund’s investment strategy, which are identified by the
Sub-Adviser
using its holistic,
bottom-up
proprietary research and credit analysis, including analysis of fundamental, valuation, technical and other market factors. Generally, “high conviction” refers to investments that the Fund may hold in smaller numbers and for longer periods than a fund that invests more broadly and for shorter periods, or that seeks to track an index.
The Fund will seek to invest tactically across credit strategies employed by the
Sub-Adviser
in order to capitalize on both near and longer-term relative value opportunities. The Fund intends to identify relative value opportunities by assessing an investment based on the risk reward relationship along with the interaction between a variety of differentiating factors: income, maturity, seniority, structure, collateral, liquidity, geopolitical, and other relevant factors.
The Fund believes that by leveraging Apollo’s extensive history and expertise investing across the spectrum of credit, as well as the incumbency afforded by the broad reach of its approximately $749 billion credit platform as

1

of December 31, 2025, the Fund is well-positioned to capitalize on a continually evolving market landscape and dynamically pivot to the most attractive risk-adjusted investment opportunities.
The Fund, the Adviser and certain affiliates received an exemptive order from the SEC on May 14, 2025 that permits the Fund, among other things, to co-invest
with other funds and accounts managed by the Adviser or its affiliates, subject to certain conditions (the “Order”). Certain types of negotiated co-investments
may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board of Trustees (the “Board” or “Trustees”), including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”), has approved co-investment
policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted policies and procedures (the “Adviser Allocation Policy”) which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Fund may determine to participate or not to participate, depending on whether the
Sub-Adviser
determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the
Sub-Adviser
determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.
Subsidiaries
Certain investments of the Fund will be held in single-asset subsidiaries controlled by the Fund (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund may also execute a portion of its strategy by investing in a wholly-owned and controlled Cayman subsidiary (the “Cayman Subsidiary”) subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. In addition, the Fund will engage in bank borrowings through two wholly-owned and controlled domestic subsidiaries (the “Financing Subsidiaries”; together with the Single-Asset Subsidiaries and the Cayman Subsidiary, the “Subsidiaries”), each of which acts as the borrower of a revolving credit facility. The Financing Subsidiaries are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are the principal investment strategies and principal investment risks of the Fund as reflected in this prospectus. The financial statements of the Subsidiaries are consolidated with those of the Fund.
For purposes of the Fund’s 80% Policy (as defined below), the Fund aggregates direct investments with investments held by its wholly-owned and controlled Subsidiaries.
Leverage and Credit Facilities
The Fund and/or its Financing Subsidiaries utilize leverage, including borrowing from banks in an amount of up to 33 1/3% of the Fund’s consolidated assets (defined as net assets plus borrowing for investment purposes). The Fund and its Financing Subsidiaries are authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Financing Subsidiaries have each entered into a revolving credit facility (the “Credit Facilities”) on behalf of the Fund for the purpose of investment purchases and other liquidity measures, subject to the limitations of the Investment Company Act of 1940, as amended (the “1940 Act”) for borrowings. The Credit Facilities are secured by all of the assets held by the Financing Subsidiaries.
In addition, the Fund has entered into a committed facility arrangement through BNP Paribas Prime Brokerage International, Ltd. (“BNP”) (the “BNP Credit Facility”) which provides the Fund with the ability to borrow funds in U.S. dollars and certain agreed upon foreign currencies, subject to the limitations of the 1940 Act for borrowings. As collateral for the BNP Credit Facility, the Fund grants the lender a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts. The BNP Credit

2

Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.
The Fund may also use leverage in the form of the issuance of preferred shares, but does not currently intend to do so. The Board may authorize the issuance of preferred shares without the approval of common shareholders; however, the Fund is not currently authorized to issue preferred shares. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Fund’s common shareholders, and these costs and expenses may be significant.
Other investments held by the Fund may also expose the Fund to leverage, which is excluded from the 33 1/3% limitation noted above. In addition, the Fund’s investments in certain derivatives may be viewed as a form of leverage.
To finance investments, the Fund may securitize certain of its secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments.
The SAI contains a list of all of the fundamental and
non-fundamental
investment policies of the Fund, under the heading “Investment Objective and Policies.”
Investment Strategy
The Fund will invest, under normal market conditions, at least 80% of its Managed Assets in debt securities, including, but not limited to, credit-related investments such as fixed income securities (investment grade debt and high-yield debt), floating rate securities (senior loans or structured credit) and other debt instruments and in derivatives (futures, forward contracts, foreign currency exchange contracts, call and put options, selling or purchasing credit default swaps, and total return swaps) and other instruments that have economic characteristics similar to such securities or investments (the “80% Policy”). The Fund may invest in investment grade and below investment grade rated debt instruments and securities of sovereign and quasi-sovereign issuers, including debt issued by national, regional or local governments and other agencies. The Fund may invest in securities denominated in U.S. dollars or in other foreign currencies.
The Fund may change the 80% Policy without shareholder approval. The Fund will provide shareholders with written notice at least sixty (60) days prior to the implementation of any such changes.
“Managed Assets” means net assets plus the amount of any borrowings and the liquidation preference of any preferred shares that may be outstanding.
The
Sub-Adviser’s
credit platform encompasses a broad array of credit strategy groups that invest in public and private corporate credit instruments across the liquidity spectrum, including high yield bonds and “structured credit.” High-yield bonds are also referred to as “below investment grade rated securities” or “junk bonds,” as described in this prospectus. Structured credit may include CLOs, commercial mortgage-backed securities (“CMBS”) and other asset-backed securities.

3

The Fund intends to invest primarily in U.S. markets, but will also target European and certain other developed markets based on liquidity and other relative value considerations.
To the extent consistent with the applicable liquidity requirements for interval funds under Rule
23c-3
of the 1940 Act, the Fund may invest without limit in illiquid investments.
It is expected that the Fund normally will have a short average portfolio duration (i.e., within a 1
1
/
2
to
3-year
range), as calculated by the
Sub-Adviser,
although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. While the Fund seeks to maintain a short average portfolio duration, there is no limit on the maturity or duration of any individual security in which the Fund may invest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates.
Some of the credit instruments in which the Fund invests may be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit investments rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high-yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.
Investment Adviser
The Adviser was formed in 2016, commenced operations in 2017, and is registered as an investment adviser with the SEC pursuant to the provisions of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an affiliate of Apollo.
Sub-Adviser
The Adviser has engaged Apollo Credit Management, LLC (the
“Sub-Adviser”),
an SEC registered investment adviser pursuant to the provisions of the Advisers Act, to manage the Fund’s investment portfolio. The
Sub-Adviser
is an affiliate of Apollo. The Fund and the
Sub-Adviser
have also entered into an Administration Agreement (the “Affiliate Administration Agreement”), pursuant to which the
Sub-Adviser
will be entitled to reimbursement by the Fund of the
Sub-Adviser’s
cost of providing the Fund with certain
non-advisory
services. If the
Sub-Adviser
engages any persons (including
sub-administrators)
or any of its affiliates, including persons who are officers of the Fund, to provide accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund at the request of the Fund, the Fund will reimburse the
Sub-Adviser
for its costs in providing such accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board.
Fees and Expenses
The Adviser and the Fund have entered into an expense limitation and reimbursement agreement with respect to Class F shares (the “Expense Limitation Agreement”) and a separate agreement with respect to Class A, Class C, Class I, Class L and Class M shares (the “Multi-Class Expense Limitation Agreement” and together with the Expense Limitation Agreement, the “Expense Limitation Agreements”). Pursuant to the Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or to reimburse the Fund for expenses the Fund incurs to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/

4

or reimbursements (including taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs and organizational costs and offering costs) to the extent that they exceed, per annum, 1.50% of the Fund’s average daily net assets attributable to Class F shares (along with the respective expense limitations for each of the Fund’s other classes of shares as discussed in this prospectus, an “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the respective Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement shall continue in effect so long as Class F shares are outstanding, unless and until the Board approves its modification or termination upon written notice to the Adviser. The Expense Limitation Agreements may be terminated only by the Board on written notice to the Adviser and will automatically terminate at such time as the Investment Advisory Agreement (as defined herein) between the Fund and the Adviser is terminated. See “Management of the Fund.”
Administrator and Accounting Agent
ALPS Fund Services, Inc. (“ALPS” or the “Administrator”) serves as the Fund’s Administrator and accounting agent. See “Management of the Fund.”
Transfer Agent
SS&C GIDS, Inc. (“SS&C” or “Transfer Agent”) serves as the Fund’s transfer agent. See “Management of the Fund.”
Distribution Fees
Class F shares are not subject to a distribution fee (“Distribution Fee”). See “Plan of Distribution.”
Closed-End
Fund Structure
Closed-end
funds differ from mutual funds in that
closed-end
funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end
fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end
funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows,
although not subject to the continuous
out-flows.
See “Quarterly Repurchases of Shares.”
Share Classes
The Fund offers multiple different classes of shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class F shares of the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.
The Fund also offers Class A, Class C, Class I, Class L and Class M shares through separate prospectuses, which are subject to different sales loads and ongoing fees and expenses. Class F shares are no longer offered except for reinvestment of dividends.

5

Each investor’s financial considerations are different. You should consult with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.
Investor Suitability
An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.
Repurchases of Shares
The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity is provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”
Summary of Risks
Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”
Risks Related to an Investment in the Fund
Investment and Market Risk.
An investment in the Fund’s common shares (“Common Shares”) is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s Common Shares represents an indirect investment in the Fund’s portfolio of debt instruments, other securities, and derivative investments, and the value of these investments may fluctuate, sometimes rapidly and unpredictably. At any point in time an investment in the Fund’s Common Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.
All investments involve risks, including the risk that the entire amount invested may be lost. No guarantee or representation is made that the Fund’s investment objectives will be achieved. The Fund may utilize investment techniques, such as leverage and swaps, which can in certain circumstances increase the adverse impact to which the Fund’s investment portfolio may be subject.
Repurchase Offers Risks.
The Fund is an interval fund and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct repurchase offers of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. The Fund has in the past received, and may in the future receive, repurchase requests that exceed the limits of a quarterly repurchase offer, and the Fund has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and

6

repurchases generally will be funded from available cash, cash from the sale of Common Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance.
General Market Conditions Risk.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of the global credit markets, periods of reduced liquidity, greater volatility, general volatility of credit spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global credit market conditions have episodically adversely affected the market values of equity, fixed-income and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.
Portfolio Turnover Risk.
The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 100% under normal circumstances.
Anti-Takeover Provisions.
The Fund’s Declaration of Trust (the “Declaration of Trust”) includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end
status. See “Anti-Takeover Provisions in the Declaration of Trust.”
Market Disruptions.
The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships (on which the
Sub-Adviser
bases a number of its trading positions) become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk
strategies performing with unprecedented volatility and risk.
Trade Negotiations and Related Government Actions.
In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.
There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from

7

outside of the United States. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict the Fund’s portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact the Fund.
Highly Volatile Markets.
The prices of financial instruments in which the Fund may invest can be highly volatile. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.
Credit Facilities.
In the event the Fund defaults under a credit facility or other borrowings, the Fund’s business could be adversely affected as it may be forced to sell a portion of its investments quickly and prematurely at what may be disadvantageous prices to the Fund in order to meet its outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on the business of the Fund, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of the Fund’s assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on the business of the Fund, financial condition, results of operations and cash flows.
Rehypothecated Securities Risk.
In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continues to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability of the Fund to achieve its investment objective.
Shareholders May Experience Dilution.
All distributions declared in cash payable to shareholders that are participants in the Fund’s distribution reinvestment plan will generally be automatically reinvested in its Common Shares. As a result, shareholders that do not participate in the distribution reinvestment plan may experience dilution over time.

8

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses.
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Declaration of Trust provides that the Fund’s Trustees will not be liable to the Fund or its shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, the Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Operational Risk.
The Fund depends on the
Sub-Adviser
to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in the Fund’s operations, can cause the Fund to suffer financial loss, the disruption of its business, liability to clients or third parties, regulatory intervention or reputational damage. The Fund’s business is highly dependent on its ability to process, on a daily basis, a large number of transactions across numerous and diverse markets. Consequently, the Fund relies heavily on its financial, accounting and other data processing systems. The ability of its systems to accommodate an increasing volume of transactions could also constrain the Fund’s abilities to properly manage its portfolios. Shareholders are generally not notified of the occurrence of an error or the resolution of any error. Generally, the
Sub-Adviser
and its affiliates will not be held accountable for such errors, and the Fund may bear losses resulting from such errors.
Allocation Risk.
The ability of the Fund to achieve its investment objective depends, in part, on the ability of the
Sub-Adviser
to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
Issuer Risk.
The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons, which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.
Management Risk.
The NAV of the Fund changes daily based on the performance of the securities in which it invests. The
Sub-Adviser’s
judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.
Correlation Risk.
The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.
Distribution Policy Risk.
The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (
i.e.
from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

9

Risks Related to the Fund’s Investments
Loans Risk.
Under normal market conditions, the Fund will invest in loans. The loans that the Fund may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may also be unrated. Loans are subject to a number of risks described elsewhere in this prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Investments in Bank Loans and Participations.
The investment portfolio of the Fund may include bank loans and participations. The special risks associated with investing in these obligations include: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws; (ii) environmental liabilities that may arise with respect to collateral securing the obligations; (iii) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; (iv) limitations on the ability of the Fund or the
Sub-Adviser
to directly enforce any of their respective rights with respect to participations; and (v) generation of income that is subject to U.S. federal income taxation as income effectively connected with a U.S. trade or business.
Senior Loans Risk.
Senior secured loans are usually rated below investment grade or may also be unrated. As a result, the risks associated with senior secured loans are similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities. As a result, the
Sub-Adviser
will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the
Sub-Adviser.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Subordinated Loans or Securities.
Certain of the Fund’s investments may consist of loans or securities, or interests in pools of securities that are subordinated or may be subordinated in right of payment and ranked junior to other securities issued by, or loans made to obligors. If an obligor experiences financial difficulty, holders of its more senior securities will be entitled to payments in priority to the Fund. Some of the Fund’s asset-backed investments may also have structural features that divert payments of interest and/or principal to more senior classes of loans or securities backed by the same assets when loss rates or delinquency exceed certain levels. This may interrupt the income the Fund receives from its investments, which may lead to the Fund having less income to distribute to investors.
In addition, many of the obligors are highly leveraged and many of the Fund’s investments will be in securities which are unrated or rated below investment grade. Such investments are subject to additional risks, including an increased risk of default during periods of economic downturn, the possibility that the obligor may not be able to meet its debt payments and limited secondary market support, among other risks.
Loans to Private Companies.
Loans to private and middle-market companies involve risks that may not exist in the case of large, more established and/or publicly traded companies.

10

Below Investment Grade, or High-Yield, Instruments Risk
. The Fund anticipates that it may invest substantially all of its assets in instruments that are rated below investment grade. Below investment grade instruments are commonly referred to as “junk” or high-yield instruments and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Lower grade instruments may be particularly susceptible to economic downturns, which could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon, increase the incidence of default for such instruments and severely disrupt the market value of such instruments.
Valuation Risk.
Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for most of the Fund’s investments to trade. The Fund’s investments generally trade on an
“over-the-counter”
market which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund is less than the value of such loans or fixed-income instruments carried on the Fund’s books.
Liquidity Risk.
To the extent consistent with the applicable liquidity requirements for interval funds under
Rule 23c-3
of the 1940 Act, the Fund may invest in securities that, at the time of investment, are illiquid (determined using the SEC’s standard applicable to registered investment companies, i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). However, securities that cannot be disposed of within seven days due solely to applicable laws or the
Sub-Adviser’s
compliance policies and procedures will not be subject to the limitations set forth above. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.
Failure of Financial Institutions and Sustained Financial Market Illiquidity.
The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or its portfolio companies have a commercial relationship could adversely affect, among other things, the Fund and/or its portfolio companies’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms. The Fund’s direct origination platform generally focuses on mature companies backed by well-funded large sponsors (e.g., private equity firms), typically with significant equity capital invested. In the event a portfolio company, or potential portfolio company, has a commercial relationship with a bank that has failed or is otherwise distressed, such portfolio company may experience delays or other issues in meeting certain obligations or consummating transactions.
Temporary Defensive Strategies.
From time to time, the Fund may temporarily depart from its principal investment strategies as a defensive measure when the
Sub-Adviser
anticipates unusual market or other conditions. When a temporary defensive posture is believed by the
Sub-Adviser
to be warranted (“temporary defensive periods”), the Fund may without limitation hold cash or invest its Managed Assets in money market instruments and repurchase agreements in respect of those instruments. The money market instruments in which the Fund may invest are obligations of the U.S. government, its agencies or instrumentalities; commercial paper rated
A-1
or higher by Standard & Poor’s or
Prime-1
by Moody’s; and certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation. During temporary defensive periods, the Fund may also invest to the extent permitted by applicable law in shares of money market mutual funds. Money market mutual funds are investment companies and the

11

investments in those companies by the Fund are in some cases subject to applicable law. To the extent that the Fund invests defensively, it may not achieve its investment objective.
Credit Risk.
Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. In addition, the Fund may enter into credit derivatives which may expose it to additional risk in the event that the instruments underlying the derivatives default.
Interest Rate Risk.
The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. The debt capital that will be available to the Fund in the future, if at all, may be impacted by changes in and uncertainty surrounding interest rates. Depending on the interest rate environment and general state of credit markets, potential debt capital may be available only at a higher cost and on terms and conditions less favorable than what the Fund has historically experienced. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.
U.S. Debt Ceiling and Budget Deficit Risks
. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments could cause interest rates and borrowing costs to rise, which may negatively impact the ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Structured Products Risk.
The Fund may invest up to 30% of its Managed Assets in structured products, including CLOs, floating rate mortgage-backed securities and credit linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
Covenant-Lite Loans Risk.
Covenant-lite loans contain fewer maintenance covenants than other types of loans, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be

12

difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.
Collateralized Debt Obligation (“CDO”) Securities.
CDO securities generally are limited-recourse obligations of the issuer thereof payable solely from the underlying securities of such issuer or proceeds thereof. Consequently, holders of CDO securities must rely solely on distributions on the underlying securities or proceeds thereof for payment in respect thereof. If distributions on the underlying securities are insufficient to make payments on the CDO securities, no other assets will be available for payment of the deficiency and following realization of the underlying assets, the obligations of such issuer to pay such deficiency will be extinguished. Such underlying securities may consist of high-yield debt securities, loans, structured finance securities and other debt instruments, generally rated below investment grade (or of equivalent credit quality) except for structured finance securities. High-yield debt securities are generally unsecured (and loans may be unsecured) and may be subordinated to certain other obligations of the issuer thereof. The lower rating of high-yield debt securities and below investment grade loans reflects a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions or both may impair the ability of the issuer to make payments of principal or interest. Such investments may be speculative.
Privacy and Data Security Laws.
Many jurisdictions in which the Fund and its portfolio companies operate have laws and regulations relating to data privacy, cyber security and protection of personal information. If the Fund or the
Sub-Adviser
fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause investors and clients to lose confidence in the effectiveness of the Fund’s security measures.
Leverage Risk.
Under current market conditions, the Fund generally intends to utilize leverage in an amount up to 33 1/3% of the Fund’s Managed Assets principally through borrowings. In the future, the Fund may elect to utilize leverage in an amount up to 50% of the Fund’s total assets through the issuance of preferred shares. Leverage may result in greater volatility of the NAV and distributions on the Common Shares because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from borrowings or the issuance of preferred shares, if any, are borne entirely by common shareholders.
Derivatives Risk.
The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by common shareholders.
The Fund relies on certain exemptions in Rule
18f-4
to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. To rely on the unfunded commitment agreements exemption, the Fund must

13

reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on the exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule
18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
Unless the Fund qualifies as a “limited derivatives user” as defined in Rule
18f-4,
the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
Counterparty Risk.
The Fund is subject to credit risk with respect to the counterparties to its derivatives contracts (whether a clearing corporation in the case of exchange-traded instruments or a hedge counterparty in the case of over-the-counter
instruments) purchased by the Fund. Counterparty risk is the risk that the other party in a derivative transaction will not fulfill its contractual obligation.
Legislation and Regulatory Risk.
The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the Commodity Futures Trading Commission (the “CFTC”), the SEC, the Federal Reserve, the European Union (the “EU”) or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.
Commodities Regulation.
CFTC Rule 4.5 permits investment advisers to registered investment companies to claim an exclusion from the definition of “commodity pool operator” under the Commodity Exchange Act (the “CEA”) with respect to a fund, provided certain requirements are met. In order to permit the Adviser to claim this exclusion with respect to the Fund, the Fund limits its transactions in certain futures, options on futures and swaps deemed “commodity interests” under CFTC rules (excluding transactions entered into for “bona fide hedging purposes,” as defined under CFTC regulations) such that either: (i) the aggregate initial margin and premiums required to establish such futures, options on futures and swaps do not exceed 5% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions; or (ii) the aggregate net notional value of such futures, options on futures and swaps does not exceed 100% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions. In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets. Accordingly, the Fund is not subject to regulation under the CEA or otherwise regulated by the CFTC. If the Adviser was unable to claim the exclusion with respect to the Fund, the Adviser would become subject to registration and regulation as a commodity pool operator, which would subject the Adviser and the Fund to additional registration and regulatory requirements and increased operating expenses.
Swap Risk.
The Fund may also invest in credit default swaps, total return swaps and interest rate swaps. Such transactions are subject to market risk, liquidity risk, risk of default by the other party to the transaction, known as “counterparty risk,” and risk of imperfect correlation between the value of such instruments and the underlying assets and may involve commissions or other costs.

14

Credit Derivatives Risk.
The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. Credit derivatives are transactions between two parties which are designed to isolate and transfer the credit risk associated with a third party (the “reference entity”). Credit derivative transactions in their most common form consist of credit default swap transactions under which one party (the “credit protection buyer”) agrees to make one or more payments in exchange for the other party’s (the “credit protection seller”) obligation to assume the risk of loss if an agreed-upon “credit event” occurs with respect to the reference entity. Credit events are specified in the contract and are intended to identify the occurrence of a significant deterioration in the creditworthiness of the reference entity (e.g., a default on a material portion of its outstanding obligations or a bankruptcy or, in some cases, a restructuring of its debt).
Prepayment Risk.
During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to shareholders. This is known as prepayment or “call” risk.
Inflation/Deflation Risk.
Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions on the Common Shares can decline.
In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Economic activity has continued to accelerate across sectors and regions. Nevertheless, global supply chain issues have led, and may in the future lead, to a rise in energy prices. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.
Non-U.S.
Instruments Risk
. The Fund may invest in
non-U.S.
instruments.
Non-U.S.
investments involve certain risks not typically associated with investing in the United States. Generally, there is less readily available and reliable information about
non-U.S.
issuers or borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The cost of servicing external debt will also generally be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates which are adjusted based upon international interest rates. Because
non-U.S.
instruments may trade on days when the Fund’s Common Shares are not priced, the Fund’s NAV may change at times when Common Shares cannot be sold.
Foreign Currency Risk.
Because the Fund may invest its Managed Assets in securities or other instruments denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of instruments held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of instruments denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The
Sub-Adviser
may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. See “Risk Factors—Swap Risk.” The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.

15

Repurchase Agreements Risk.
Subject to its investment objective and policies, the Fund may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future. The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation.
Reverse Repurchase Agreements Risk.
The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities.
Operational, Artificial Intelligence, and Cybersecurity Risk.
The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders. With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. The Adviser and Sub-Adviser may
also utilize artificial intelligence (“AI”) in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the Adviser’s and Sub-Adviser’s business
operations.
Additional Capital.
The Fund’s portfolio companies may require additional financing to satisfy their working capital requirements, capital expenditure and acquisition and financing strategies. The amount of additional financing needed will depend upon the maturity and objectives of the particular portfolio company. If the funds provided are not sufficient, such portfolio company may have to raise additional capital at a price unfavorable to existing investors, including the Fund.
Uncertain Exit Strategies.
Due to the illiquid nature of many of the investments which the Fund expects to make, the
Sub-Adviser
is unable to predict with confidence what, if any, exit strategies will ultimately be available for any given core position.
Investment and Trading Risk.
All investments in securities risk the loss of capital. The
Sub-Adviser
believes that the Fund’s investment program and research techniques moderate this risk through a careful selection of securities and other financial instruments. No guarantee or representation is made that the Fund’s program will be successful.
Hedging Policies/Risks.
In connection with certain investments, the Fund may employ hedging in support of financing techniques or that is designed to reduce the risks of adverse movements in interest rates, securities prices, commodities prices and currency exchange rates, as well as other risks, and portfolio companies themselves may also utilize hedging techniques. While such transactions may reduce certain risks, such transactions themselves may entail certain other risks, including counterparty default, convergence and other related risks. Thus, while the Fund may benefit from the use of these hedging mechanisms, unanticipated changes in interest rates, securities prices, commodities prices or currency exchange rates or other events related to hedging activities may result in a poorer overall performance for the Fund than if it or its portfolio companies had not entered into such hedging transactions.
Investments in Equity Securities Generally.
The Fund may hold investments in equity securities and equity security-related derivatives. Investments in equity securities of small or medium-sized
market capitalization companies will have more limited marketability than the securities of larger companies. In addition, securities of smaller companies may have greater price volatility.

16

Portfolio Borrower and Seller Fraud; Breach of Covenant.
The Fund may acquire investments having structural, covenant and other contractual terms providing adequate downside protection, but there can be no assurance that such features and terms will achieve their desired effect and potential investors should regard an investment in the Fund as being speculative and having a high degree of risk. Of paramount concern in acquiring an investment is the possibility of material misrepresentation or omission on the part of the seller, the borrower thereunder (the “Portfolio Borrower”) or other credit support providers, or breach of covenant by any such parties. Such inaccuracy or incompleteness or breach of covenants may adversely affect the valuation of the collateral underlying the loans or the ability of lenders to perfect or effectuate a lien on the collateral securing the loan or the Fund’s ability to otherwise realize on or avoid losses in respect of the investment. The Fund will rely upon the accuracy and completeness of representations made by any such parties to the extent reasonable, but cannot guarantee such accuracy or completeness.
Fund’s Income.
The Fund’s income may at times be variable. For example, there may be times when the Fund holds instruments that are junior to other instruments and as a result of limited cash flow, the Fund receives little or no income. A wide range of factors may adversely affect an obligor’s ability to make repayments, including adverse changes in the financial condition of such obligor or the industries or regions in which it operates; the obligor’s exposure to counterparty risk; systemic risk in the financial system and settlement; changes in law or taxation; changes in governmental regulations or other policies; natural disasters; terrorism; social unrest, civil disturbances; or general economic conditions. Default rates tend to accelerate during economic downturns.
Credit Linked Notes.
The Fund or its portfolio companies may utilize notes; the performance of which are linked to the credit performance of a reference portfolio of certain loan-related claims on corporate and similar entities that are specified from time to time (“CLNs”). CLNs may be speculative and note holders may lose some or all of their initial investments. CLNs may not be rated by any credit agency and are subject not only to note holders’ credit risk exposure, but, also, to the credit risk of the issuer, whose credit ratings and credit spreads may adversely affect the market value of such CLNs.
Asset-Backed Securities Investments.
The Fund’s investment program is expected to include a significant amount of asset-backed securities investments in a range of asset classes that will subject them to further risks, including, among others, credit risk, liquidity risk, interest rate and other market risk, operational risk, structural risk, sponsor risk, monoline wrapper risk and other legal risk.
Commercial Mortgage-Backed Securities.
The Fund may invest in commercial mortgage-backed securities and other mortgage-backed securities, including subordinated tranches of such securities. The value of CMBS will be influenced by factors affecting the value of the underlying real estate portfolio, and by the terms and payment histories of such CMBS.
Residential Mortgage-Backed Securities (“RMBS”).
The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans.
Participation Interests.
The Fund may purchase participation interests in debt instruments which do not entitle the holder thereof to direct rights against the obligor. Participations held by the Fund in a seller’s portion of a debt instrument typically result in a contractual relationship only with such seller, not with the obligor. The Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the seller and only upon receipt by such seller of such payments from the obligor.
Security Risk.
Certain investments such as trade claims or consumer receivables may not be secured over underlying assets. Investments may be secured by mortgages, charges, pledges, liens or other security interests.

17

Depending on the jurisdiction in which such security interests are created, enforcement of such securities can be a complicated and difficult process. For example, enforcement of security interests in certain jurisdictions can require a court order and a sale of the secured property through public bidding or auction. In addition, some courts may delay, upon the obligor’s application, the enforcement of a security if the obligor can show that it has a valid reason for requesting such delay, such as showing that the default was caused by temporary hardships. For example, some jurisdictions grant courts the power to declare security interest arrangements to be void if they deem the security interest to be excessive.
Short Selling.
The Fund’s investment program may include short selling. A short sale creates the risk of a theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost to the Fund of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase at the time the Fund desires to close out such short position. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.
Options.
The Fund or its portfolio companies may buy or sell (write) both call options and put options (either exchange-traded or over-the-counter
in
principal-to-principal
transactions), and when it writes options it may do so on a “covered” or an “uncovered” basis. The risk of writing a call is theoretically unlimited unless the call option is “covered.”
Investments in Convertible Securities.
If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Investments in Below Investment Grade Securities.
A significant portion of the Fund’s investments may also be in obligations or securities that are rated below investment grade by recognized rating services such as Moody’s and Standard & Poor’s. Securities rated below investment grade and unrated securities generally offer a higher current yield than that available from higher grade issues, but typically involve greater risk.
Investments in Distressed Securities and Restructurings; Investments Subject to Bankruptcy Laws.
The Fund may make investments, in restructurings or otherwise, that involve portfolio companies that are experiencing, or are expected to experience, severe financial difficulties. These financial difficulties may never be overcome and may lead to uncertain outcomes, including causing such portfolio company to become subject to bankruptcy proceedings.
Minority Position and Toehold Investments.
The Fund could also make minority equity or debt investments in companies where the Fund may have limited influence. Such companies may have economic or business interests or goals that are inconsistent with those of the Fund and the Fund may not be in a position to limit or otherwise protect the value of its investment in such companies.
Broker, Dealer or Custodian Insolvency.
The Fund’s assets may be held in one or more accounts maintained for the Fund by its prime brokers or at other brokers or with one or more custodians, which may be located in various jurisdictions. Such prime brokers, local brokers and custodians, as brokerage firms, custodians or commercial banks, may be subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a prime broker or custodian or any of their respective sub-custodians,
agents or affiliates, or a local broker, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should

18

assume that the insolvency of any of the prime brokers or such other service providers would result in a loss to the Fund, which could be material.
ESG Considerations.
As part of its investment process, for certain of the Fund’s investments, the Adviser considers financially material environmental, social and governance (“ESG”) factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors. Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors, nor will it promote ESG characteristics ahead of other investment considerations.
Laws of Other Jurisdictions Where the Fund is Marketed.
Shares in the Fund may be marketed in various jurisdictions in addition to those more specifically addressed elsewhere in this prospectus. In order to market shares in the Fund in certain jurisdictions (or to investors who are citizens of or resident in such jurisdictions), the Fund, the
Sub-Adviser,
Apollo and its affiliates will be required to comply with applicable laws and regulations relating to such activities.
Sovereign Debt.
It is anticipated that the Fund may invest in instruments issued by a government, its agencies, instrumentalities or its central bank (“Sovereign Debt”). Sovereign Debt may include securities that the
Sub-Adviser
believes are likely to be included in restructurings of the external debt obligations of the issuer in question. The ability of an issuer to make payments on Sovereign Debt, the market value of such debt and the inclusion of Sovereign Debt in future restructurings may be affected by a number of other factors, including such issuer’s: (i) balance of trade and access to international financing; (ii) cost of servicing such obligations, which may be affected by changes in international interest rates; and (iii) level of international currency reserves, which may affect the amount of foreign exchange available for external debt payments. Significant ongoing uncertainties and exposure to adverse conditions may undermine the issuer’s ability to make timely payment of interest and principal, and issuers may default on their Sovereign Debt.
Eurozone Risks.
The Fund’s investments and its investment performance will most likely be affected by economic and fiscal conditions in Eurozone countries and developments relating to the euro. The deterioration of the Sovereign Debt of several Eurozone countries together with the risk of contagion to other more stable economies exacerbated the global economic crisis. This situation raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union.
Risks Associated With Investments in Securities Indexed to the Value of Foreign Equity Securities.
Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.
Fraudulent Conveyance Considerations.
Various laws enacted for the protection of creditors may apply to certain investments that are debt obligations, although the existence and applicability of such laws will vary from jurisdiction to jurisdiction. In general, if payments on an investment are voidable, whether as fraudulent conveyances or preferences, such payments can be recaptured either from the initial recipient or from subsequent transferees of such payments. To the extent that any such payments are recaptured from the Fund, the resulting loss will be borne by the Fund.

19

Environmental Matters.
Ordinary operation or the occurrence of an accident with respect to a portfolio company could cause major environmental damage, personal injury or property damage, which may result in significant financial distress to such portfolio company, even if covered by insurance. Certain environmental laws and regulations may require that an owner or operator of an asset address prior environmental contamination, which could involve substantial cost and other liabilities. See also “—Control Person Liability” below.
Climate Change.
Climate change and related regulation could result in significantly increased operating and capital costs and could reduce demand for the products and service of certain portfolio companies. The Fund may acquire portfolio companies that are located in areas that are subject to climate change and, as such, there may be significant physical effects of climate change that have the potential to have a material effect on the Fund’s business and operations.
Force Majeure and Expropriation Risk.
Portfolio companies may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Natural disasters, epidemics and other acts of God, which are beyond the control of the
Sub-Adviser,
may negatively affect the economy, infrastructure and livelihood of people throughout the world.
Due Diligence.
The
Sub-Adviser
will conduct, and will use third parties to conduct, due diligence on prospective investments. In conducting such due diligence, the
Sub-Adviser’s
investment professionals will use publicly available information, as well as information from their relationships with former and current bank lenders, management teams, consultants, competitors and investment bankers. Such level of due diligence may not, however, reveal all matters and issues, material or otherwise, relating to prospective investments.
Possibility of Fraud or Other Misconduct of Employees and Service Providers.
Misconduct by employees of the
Sub-Adviser,
service providers to the Fund and/or their respective affiliates (including affiliated service providers) could cause significant losses to the Fund.
Trade Errors.
The
Sub-Adviser
has adopted a policy for the purpose of addressing trade errors that may arise, from time to time, with respect to the securities transactions of the Fund. The
Sub-Adviser,
pursuant to the policy, will seek to identify and correct any trade errors in an expeditious manner. The determination of whether or not a trade error has occurred will be in the discretion of the
Sub-Adviser,
and investors should be aware that, in making such determinations, the
Sub-Adviser
will have a conflict of interest.
Over-the-Counter
Trading.
The Fund’s investment and hedging strategies may involve it or its portfolio companies engaging in forward currency contracts and options, as well as currency and credit default swaps and other derivatives. There is no limitation on daily price movements on these instruments and speculative position limits are not currently applicable. The principals who deal in these markets are not required to continue to make markets and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain contracts or have quoted prices with unusually wide spreads between the prices at which they were prepared to buy and those at which they were prepared to sell. Disruptions can also occur in any market in which the Fund or any of its portfolio companies trades due to unusually high trading volume, political intervention or other factors. The imposition of controls by governmental authorities might also limit such trading to less than that which the
Sub-Adviser
would otherwise recommend, to the possible detriment of the Fund. Market illiquidity or disruption could result in significant losses to the Fund.
Over-Commitment.
In order to facilitate the acquisition of a portfolio company, the Fund may make (or commit to make) an investment that exceeds the desired amount with a view to selling a portion of such investment to

20

other persons prior to or within a reasonable time after the closing of the acquisition. In such event, the Fund will bear the risk that any or all of the excess portion of such investment may not be sold or may only be sold on unattractive terms and that, as a consequence, the Fund may bear the entire portion of any break-up
fee or other fees, costs and expenses related to such investment, including break-up
fees and hold a larger than expected portion of such portfolio company or may realize lower than expected returns from such investment. The
Sub-Adviser
endeavors to address such risks by requiring such investments to be in the best interests of the Fund, regardless of whether any sell-down ultimately occurs. None of the
Sub-Adviser
or any of its affiliates will be deemed to have violated any duty or other obligation to the Fund or any of its investors by engaging in such investment and sell-down activities.
Expedited Transactions.
Investment analyses and decisions by the
Sub-Adviser
will often be undertaken on an expedited basis in order for the Fund to take advantage of investment opportunities. In such cases, the information available to the
Sub-Adviser
at the time of an investment decision may be limited, and the
Sub-Adviser
may not have access to the detailed information necessary for a full evaluation of the investment opportunity. In addition, the
Sub-Adviser
may rely upon independent consultants or advisors in connection with the evaluation of proposed investments. There can be no assurance that these consultants or advisors will accurately evaluate such investments.
Non-Controlling
Investments.
The Fund is expected to hold a
non-controlling
interest in portfolio companies and, therefore, may have a limited ability to protect its position in such portfolio companies. Further, the Fund may have no right to appoint a director and, as a result, may have a limited ability to influence the management of such portfolio companies. In such cases, the Fund will be significantly reliant on the existing management and board of directors of such companies, which may include representation of other investors with whom the Fund is not affiliated and whose interests may conflict with the Fund’s interests. Where practicable and appropriate, it is expected that shareholder rights generally will be sought to protect the Fund’s interests. There can be no assurance, however, that such minority investor rights will be available, or that such rights will provide sufficient protection of the Fund’s interests. In addition, the Fund may hold investments in debt instruments or other investments that do not entitle the Fund to voting rights and, therefore, the Fund may have a limited ability to protect such investments.
Control Person Liability.
The Fund could, as a result of a restructuring or other event with respect to a portfolio company, acquire a controlling interest in a portfolio company. The fact that the Fund or
Sub-Adviser
exercises control or exerts influence (or merely has the ability to exercise control or exert influence) over a company may give rise to risks of liability (including under various theories of parental liability and piercing the corporate veil doctrines) for, among other things, personal injury and/or property or environmental damage claims arising from an accident or other unforeseen event, product defects, employee benefits (including pension and other fringe benefits), failure to supervise management, violation of laws and governmental regulations (including securities laws, anti-trust laws, employment laws, anti-bribery and other anti-corruption laws) and other types of liability for which the limited liability characteristic of business ownership and the Fund itself (and the limited liability structures that may be utilized by the Fund in connection with its ownership of portfolio companies or otherwise) may be ignored or pierced, with the result being that relevant entities could be treated as if such limited liability characteristics or structures did not exist for purposes of the application of such laws, rules, regulations and court decisions.
Contingent Liabilities on Disposition of Investments.
In connection with the disposition of an investment of the Fund, the Fund may be required to make representations and warranties about such investments. The Fund may become involved in disputes or litigation concerning such representations and warranties and may be required to make payments to third parties as a result of such disputes or litigation. If the Fund does not have cash available to conduct such litigation or make such payments, it may be required to borrow funds. Any such payments and borrowings could adversely impact the Fund’s ability to make distributions. In addition, if the Fund is unable to

21

borrow funds to make such payments, it may be forced to sell investments to obtain funds. Such sales may be effected on unsatisfactory terms. The
Sub-Adviser
may also establish reserves or escrow accounts for such contingent liabilities. In that regard, shareholders may be required to return amounts distributed to them to fund the Fund’s indemnity obligations or other Fund obligations arising out of any legal proceeding against the Fund, subject to certain limitations set forth in this registration statement.
Execution Risks and Error.
In order to seek positive returns in global markets, the Fund’s trading and investments could involve multiple portfolio investments, multiple brokers and counterparties and multiple strategies. As a result, the execution of the trading and investment strategies employed by the Fund may require rapid execution of trades, high volume of trades, complex trades, difficult to execute trades, use of negotiated terms with counterparties such as in the use of derivatives, and the execution of trades involving less common or novel portfolio investments. In each case, the Fund seeks best execution and has trained execution and operational staff who execute, settle and clear such trades. However, in light of the high volumes, complexity and global diversity involved, some slippage, errors and miscommunications with brokers and counterparties may occur, and could result in losses to the Fund.
Operating and Financial Risks of Portfolio Companies.
Portfolio companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in their competitive environment, or an economic downturn. As a result, portfolio companies that the Fund may have expected to be stable may operate at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or to maintain their competitive positions, or may otherwise have a weak financial condition or be experiencing financial distress. In some cases, the success of the Fund’s investment strategy and approach will depend, in part, on the ability of the Fund to effect improvements in the operations of a portfolio company and/or recapitalize its balance sheet.
Ability to Source and Make Suitable Investments.
The consistency of available and suitable investments for the Fund could be a risk. The lack of availability from time to time of assets for purchase by the Fund may delay the Fund’s ability to achieve its target portfolio size, composition or rate of return in its projected timeframe or to make investments thereafter, both of which circumstances could materially adversely affect the Fund’s investment performance.
Illiquidity and Long-Term Nature of Investments.
The market for many of the Fund’s portfolio companies is substantially less liquid than the market for publicly traded securities. In addition, certain portfolio companies may be subject to legal or contractual restrictions or requirements that limit the Fund’s ability to transfer them or sell them for cash. The resulting illiquidity of these investments may make it difficult for the Fund to sell such investments if the need arises. If the Fund needs to sell all or a portion of its portfolio over a short period of time, it may realize value significantly less than the value at which it had previously recorded those investments.
Tax Considerations.
An investment in the Fund involves complex U.S. and
non-U.S.
tax considerations that will differ for each investor depending on the investor’s particular circumstances. The investment decisions of the
Sub-Adviser
will be based primarily upon economic, not tax, considerations, and could result, from time to time, in adverse tax consequences to some or all shareholders. There can be no assurance that the structure of the Fund or of any investment will be tax-efficient
for any particular investor.
Under certain circumstances, investors in the Fund could be required to recognize taxable income in a taxable year for U.S. federal income tax purposes, even if the Fund either distributes no cash in such year or distributes cash in such year that is less than such amount of taxable income (including as a result of the Fund owning securities issued with original issue discount, owning interests in certain partnerships, owning interests in certain
non-U.S.
corporations and entering into certain transactions that are taxed on a mark-to-market
basis). In addition, the Fund may invest in securities of corporations and other entities organized outside the United States.

22

Income from such investments may be subject to
non-U.S.
withholding taxes, which may or may not be reduced or eliminated by an income tax treaty. Furthermore, a shareholder may be subject to state and/or local taxes as a result of the Fund’s operations and activities. State and local laws may differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. Each prospective investor is urged to consult with its own adviser as to the advisability and tax consequences of an investment in the Fund.
In addition, the Fund will take tax considerations into account in determining when the Fund’s portfolio companies should be sold or otherwise disposed of and may assume certain market risk and incur certain expenses in this regard to achieve favorable tax treatment of a transaction.
Reliance on Portfolio Company Management.
The
day-to-day
operations of a portfolio company will be the responsibility of such company’s management team. Although the
Sub-Adviser
will be responsible for monitoring the performance of portfolio companies and generally seeks to invest in companies operated by capable management, there can be no assurance that an existing management team, or any successor, will be able to successfully operate a portfolio company in accordance with the
Sub-Adviser’s
strategy for such company.
Investments in Less Established Companies.
The Fund may invest a portion of its assets in less established companies or early stage companies. Investments in such early stage companies may involve greater risks than those generally associated with investments in more established companies. For instance, less established companies tend to have smaller capitalizations and fewer resources and, therefore, are often more vulnerable to financial failure. Such companies also may have shorter operating histories on which to judge future performance and in many cases, if operating, will have negative cash flow. In the case of start-up
enterprises, such companies may not have significant or any operating revenues. Early stage companies often experience unexpected issues in the areas of product development, manufacturing, marketing, financing and general management, which, in some cases, cannot be adequately resolved. A major risk also exists that a proposed service or product cannot be developed successfully with the resources available to such an early stage company. There is no assurance that the development efforts of any such early stage company will be successful or, if successful, will be completed within budget or the time period originally estimated. Substantial amounts of financing may be necessary to complete such development and there is no assurance that such funds will be available from any particular source, including institutional private placements or the public markets. The percentage of early stage companies that survive and prosper tends to be small. In addition, less mature companies could be more susceptible to irregular accounting or other fraudulent practices. Furthermore, to the extent there is any public market for the securities held by the Fund, securities of less established companies may be subject to more abrupt and erratic market price movements than those of larger, more established companies.
In addition to investing in less established or early stage companies, the Fund may actively engage in forming new businesses. Unlike investing in an existing company where start-up
risks are generally shared with third parties who also have vested interests in such company (including the company’s founders, existing managers or existing equity holders), in the case where the Fund forms a new business, all such risks are generally borne by the Fund. In addition, newly formed businesses face risks similar to those affecting less established or early stage companies as described above and may experience unexpected operational, developmental or financial issues that cannot be adequately resolved, and there is no assurance that such new business ventures will become successful.
Some of the portfolio investments expected to be made by the Fund should be considered highly speculative and may result in the loss of the Fund’s entire investment therein. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments.
Uncertainty of Financial Projections.
The
Sub-Adviser
will generally establish the capital structure of portfolio companies on the basis of financial projections for such portfolio companies. Projections are forward-looking statements and are based upon certain assumptions. Projected operating results will normally be based primarily

23

on management judgments. In all cases, projections are only estimates of future results that are based upon assumptions that the
Sub-Adviser
believes are reasonable at the time that the projections are developed. Projections are subject to a wide range of risks and uncertainties, however, and there can be no assurance that the actual results may not differ materially from those expressed or implied by such projections. Moreover, the inaccuracy of certain assumptions, the failure to satisfy certain financial requirements and the occurrence of other unforeseen events could impair the ability of a portfolio company to realize projected values. General economic conditions, which are not predictable, can also have a material adverse impact on the reliability of such projections.
Financing Arrangements.
To the extent that the Fund enters into financing arrangements, such arrangements may contain provisions that expose it to particular risk of loss. For example, any cross-default provisions could magnify the effect of an individual default. If a cross-default provision were exercised, this could result in a substantial loss for the Fund. Also, the Fund may, in the future, enter into financing arrangements that contain financial covenants that could require it to maintain certain financial ratios. If the Fund were to breach the financial covenants contained in any such financing arrangement, it might be required to repay such debt immediately in whole or in part, together with any attendant costs, and the Fund might be forced to sell some of its assets to fund such costs. The Fund might also be required to reduce or suspend distributions. Such financial covenants would also limit the ability of the
Sub-Adviser
to adopt the financial structure (e.g., by reducing levels of borrowing) which it would have adopted in the absence of such covenants.
Distributions.
The Fund may not achieve investment results that will allow it to make a specified or stable level of cash distributions and the distributions may decrease over time. In addition, due to the asset coverage test applicable to the Fund as a regulated closed-end
fund, the Fund may be limited in its ability to make distributions.
Broker or Dealer or Custodian Insolvency.
The Fund’s assets may be held in one or more accounts maintained for the Fund by its prime brokers or at other brokers or with one or more custodians, which may be located in various jurisdictions. Such prime brokers, local brokers and custodians, as brokerage firms, custodians or commercial banks, may be subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a prime broker or custodian or any of their respective sub-custodians,
agents or affiliates, or a local broker, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should assume that the insolvency of any of the prime brokers or such other service providers would result in a loss to the Fund, which could be material.
Developments in the Structured Credit Markets and Their Broader Impact.
If the structured credit markets continue to face uncertainty or to deteriorate, then the Fund may not be presented with sufficient investment opportunities in consumer and commercial asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”), which may prevent the Fund from successfully executing investment strategies in such investments. Moreover, further uncertainty or deterioration in the structured credit markets could result in further declines in the market values of or increased uncertainty with respect to such investments made or considered by the Fund, which could require the Fund to dispose of such investments at a loss while such adverse market conditions prevail.
Legal and Regulatory Risks
SEC Investigations.
There can be no assurance that the Fund, the Adviser, the
Sub-Adviser
or any of their affiliates will avoid regulatory examination and possibly enforcement actions in the future.

24

There is also a risk that regulatory agencies in the United States and beyond will continue to adopt new laws or regulations (including tax laws or regulations), change existing laws or regulations, or enhance the interpretation or enforcement of existing laws and regulations.
Compliance Failures.
Apollo and certain of its affiliates, including the
Sub-Adviser,
are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the
Sub-Adviser
(and Apollo generally) must maintain its regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue Apollo’s businesses generally. The
Sub-Adviser’s
ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.
Legal, Tax and Regulatory Risks.
Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be further, involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.
The
Sub-Adviser
cannot predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.
Changes in Tax Law.
At any time, the U.S. federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those changes in laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of the Fund or its shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in the Fund’s Common Shares or the value or the resale potential of its investments.
Confidential Information.
As a holder of loans, the Fund may be entitled to receive material, non-public
information regarding borrowers which may limit the ability of Apollo’s funds and accounts, under applicable securities laws, to trade in the public securities of such borrowers, including the borrowers’ high-yield bonds. The Fund anticipates that, to avoid such restriction, it may elect not to receive such non-public
information. In situations where the Fund decides to receive such information, it may seek to discontinue receiving non-public
information concerning the borrower under a loan when it is disclosed by such borrower that the borrower will issue high-yield bonds in the near future. As a result, the Fund, at times, may receive less information regarding such a borrower than is available to the other investors in such borrower’s loan, which may result in the Fund’s taking actions or refusing to take actions in a manner different than had it received such non-public
information.
Pay-to-Play
Laws, Regulations and Policies.
A number of U.S. states and municipal pension plans have adopted so-called
“pay-to-play”
laws, regulations or policies which prohibit, restrict or require disclosure of payments to (and/or certain contacts with) state officials by individuals and entities seeking to do business with state entities, including those seeking investments by public retirement funds. The SEC has adopted rules that, among other things, prohibit an investment adviser from providing advisory services for compensation to a government client for two years after the adviser or certain of its executives, employees or agents makes a contribution to certain elected officials or candidates. If the
Sub-Adviser,
any of its employees or affiliates or any service provider acting on their behalf fails to comply with such laws, regulations or policies, such non-compliance
could have an

25

adverse effect on the Fund and Apollo generally, and may require the applicable shareholder to withdraw from the Fund.
Tax Audit Considerations.
The Fund may take positions with respect to certain tax issues that depend on legal and other interpretative conclusions. Should any such positions be successfully challenged by the Internal Revenue Service, a shareholder might be found to have a different tax liability for that year than that reported on its federal income tax return. In addition, an audit of the Fund may result in an audit of the returns of some or all of the shareholders, which examination could result in adjustments to the tax consequences initially reported by the Fund and affect items not related to a shareholder’s investment in the Fund. If such adjustments result in an increase in a shareholder’s federal income tax liability for any year, such shareholder may also be liable for interest and penalties with respect to the amount of underpayment. The legal and accounting costs incurred in connection with any audit of the Fund’s tax return will be borne by the Fund. The cost of any audit of a shareholder’s tax return will be borne solely by the shareholder.
Taxation in Foreign Jurisdictions.
The Fund and/or the shareholders could become subject to additional or unforeseen taxation in jurisdictions in which the Fund operates and invests. Changes to taxation treaties (or their interpretation) between the United States and the countries in which the Fund invests may adversely affect the Fund’s ability to efficiently realize income or capital gains. Interest payments on the Fund’s investments in certain jurisdictions and certain other items of income may be subject to withholding taxes and in some cases such withholding taxes may be greater than if such Fund investments were held directly by the shareholders. There can be no assurance that U.S. tax credits may be claimed with respect to such
non-U.S.
taxes incurred. Although the Fund may, where possible, make its investments in a way which minimizes or eliminates withholding taxes, where relevant, there can be no guarantee that such strategies will be successful.
Permanent Establishment Risks.
The Fund intends to conduct its operations in a manner that will not cause it to have a “permanent establishment” in any country outside the United States, as such term is defined in the relevant income tax treaty. There can be no assurance that a particular country will not assert that the Fund has a permanent establishment in such country, and if such assertion were upheld, it could potentially result in adverse tax consequences to the Fund.
Taxation as a Regulated Investment Company (“RIC”).
The Fund may be subject to corporate-level income tax if it is unable to maintain RIC tax treatment under Subchapter M of the Code or satisfy RIC distribution requirements. To maintain RIC tax treatment under Subchapter M of the Code, the Fund must, among other things, meet annual distribution, income source and asset diversification requirements. If the Fund does not qualify for or maintain RIC tax treatment for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Even if the Fund qualifies as a RIC, the Fund will be required to pay corporate-level income taxes on any income or capital gains that it does not distribute (or are deemed not be distributed) to shareholders. The Fund may also be subject to certain U.S. federal excise taxes, as well as state, local and
non-U.S.
taxes.
Income Recognition.
The Fund may have difficulty paying required distributions if the Fund recognizes income before or without receiving cash representing such income. For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also have to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash
compensation such as warrants

26

or stock. The Fund anticipates that a portion of the Fund’s income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, the Fund may elect to amortize market discount and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit the Fund’s ability to deduct interest expenses for tax purposes.
Because any original issue discount or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, it may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
Investment Tax Considerations.
The Fund may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to U.S. federal and applicable state corporate income taxes. The Fund may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).
The Fund may invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Distribution Considerations.
The Fund generally intends to distribute substantially all of its available earnings annually by paying distributions on a quarterly basis, as determined by the Board in its discretion. The Fund cannot assure investors that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year
increases in cash distributions. The Fund’s ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to the Fund as a regulated closed-end
fund, it may be limited in its ability to make distributions. In addition, if the Fund enters into a credit facility or any other borrowing facility, for so long as such facility is outstanding, the Fund anticipates that it may be required by its terms to use all payments of interest and principal that the Fund receives from current investments as well as any proceeds received from the sale of current investments to repay amounts outstanding thereunder, which could adversely affect its ability to make distributions.
Furthermore, the tax treatment and characterization of the Fund distributions may vary significantly from time to time due to the nature of its investments. The ultimate tax characterization of the Fund’s distributions made during a taxable year may not finally be determined until after the end of that taxable year. The Fund may make distributions during a taxable year that exceed its investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which the Fund’s total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder’s tax basis in its Common Shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such Common Shares. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. Moreover, the Fund may pay all or a substantial portion of its distributions from borrowings or sources other than cash flow

27

from operations in anticipation of future cash flow, which could constitute a return of shareholders’ capital and will lower such shareholders’ tax basis in Common Shares, which may result in increased tax liability to shareholders when they sell such Common Shares.
Other Regulatory Considerations.
The Fund and/or the
Sub-Adviser
also may be subject to regulation in jurisdictions in which the Fund and the
Sub-Adviser
engage in business. Because the Fund’s business is dynamic and is expected to change over time, the Fund may be subject to new or additional regulatory constraints in the future.
This prospectus cannot address or anticipate every possible current or future regulation that may affect the
Sub-Adviser,
the Fund or their businesses. Such regulations may have a significant impact on shareholders or the operations of the Fund, including restricting the types of investments the Fund may make, preventing the Fund from exercising its voting rights with regard to certain investments requiring the Fund to disclose the identity of its investors or their beneficial owners, or otherwise. The
Sub-Adviser
may, in its sole discretion, cause the Fund to be subject to such regulations if it believes that an investment or business activity is in the Fund’s interest, even if such regulations may have a detrimental effect on one or more shareholders.
Possible Risk of Conflicts
Potential Conflicts of Interest Risk.
The
Sub-Adviser
will be subject to certain conflicts of interest in its management of the Fund. These conflicts will arise primarily from the involvement of the
Sub-Adviser,
Apollo and their affiliates in other activities that may conflict with those of the Fund. The
Sub-Adviser,
Apollo and their affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, the
Sub-Adviser,
Apollo and their affiliates may engage in activities where the interests of certain divisions of the
Sub-Adviser,
Apollo and their affiliates or the interests of their clients may conflict with the interests of the Fund or the shareholders of the Fund. Other present and future activities of the
Sub-Adviser,
Apollo and their affiliates may give rise to additional conflicts of interest which may have a negative impact on the Fund.
Limitations on Transactions with Affiliates Risk.
The 1940 Act limits the Fund’s ability to enter into certain transactions with certain of its affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security directly from or to any portfolio company of or private equity fund managed by Apollo or any of its affiliates. However, the Fund may under certain circumstances purchase any such portfolio company’s loans or securities in the secondary market, which could create a conflict for the
Sub-Adviser
between the interests of the Fund and the portfolio company, in that the ability of the
Sub-Adviser
to recommend actions in the best interest of the Fund might be impaired. The 1940 Act also prohibits certain “joint” transactions with certain of its affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.
Dependence on Key Personnel Risk.
The
Sub-Adviser
is dependent upon the experience and expertise of certain key personnel in providing services with respect to the Fund’s investments. If the
Sub-Adviser
were to lose the services of these individuals, its ability to service the Fund could be adversely affected. As with any managed fund, the
Sub-Adviser
may not be successful in selecting the best-performing securities or investment techniques for the Fund’s portfolio and the Fund’s performance may lag behind that of similar funds. The
Sub-Adviser
has informed the Fund that the investment professionals associated with the
Sub-Adviser
are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. In addition, individuals not currently associated with the
Sub-Adviser
may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals.

28

Competition for Investment Opportunities.
There is currently, and will likely continue to be, competition for investment opportunities by investment vehicles and others with investment objectives and strategies identical or similar to the Fund’s investment objectives and strategies, as well as by business development companies, master limited partnerships, strategic investors, hedge funds and others.
Allocation of Investment Opportunities.
Apollo sponsors, manages or advises and will continue to sponsor, manage or advise other investment funds, partnerships, limited liability companies, corporations or similar investment vehicles, clients or the assets or investments for the account of any client, or separate account for which, in each case, the
Sub-Adviser
or one or more of its affiliates acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity (collectively, including the Fund, “Apollo Clients”). Apollo will provide investment management services to Apollo Clients, and Apollo and/or such Apollo Clients may have one or more investment strategies that overlap or conflict with those of the Fund. The employment by Apollo of conflicting and/or overlapping strategies for other Apollo Clients may adversely affect the prices and availability of the securities and other assets in which the Fund invests.
Federal Income Tax Risk
The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). In order for the Fund to qualify as a RIC, it must meet certain source-of-income
and asset diversification tests each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund will not be subject to U.S. federal corporate income tax on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “Certain U.S. Federal Income Tax Considerations.”
Distribution Policy
The Fund’s distribution policy is to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment plan. Shareholders who elect not to participate in the Fund’s dividend reinvestment plan will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Distributions are made at the class level, so they may vary from class to class within the Fund. See “Dividend Reinvestment Plan.”
Custodian
The Bank of New York Mellon Trust Company, National Association (the “Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

29

SUMMARY OF FUND EXPENSES
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. “Other Expenses” are estimated for the current year and may vary. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 89 of this prospectus. Actual fees and expenses may be greater or less than those shown.

Shareholder Transaction Expenses	Class F
Maximum Sales Load (as a percent of offering price)	None
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%
Other Expenses 1	0.77%
Interest Expense on Borrowing 2	1.50%
Acquired Fund Fees and Expenses 3	0.01%
Total Annual Expenses 2,3	3.78%
Fee Waiver and Reimbursement 4	(2.27)%
Total Annual Expenses (after fee waiver and reimbursement) 3, 4	1.51%

1	CLO expenses are not included in the Other Expenses. If such expenses were included, they would be approximately 0.01% of the Fund’s net assets.
2
The Fund may borrow funds to make investments. To the extent that the Adviser determines that it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that the Fund borrows for investment purposes an amount equal to 25.39% of its weighted average net assets, and that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings and unused commitment fees, on the amount borrowed is 1.50%. The Fund’s ability to incur leverage depends, in large part, on the availability of financing in the market.

3
The total annual expenses in this fee table is different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses.

4
The Adviser and the Fund have entered into the Expense Limitation Agreement. Pursuant to the Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or to reimburse the Fund for expenses the Fund incurs to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursements (including taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs and organizational costs and offering costs) to the extent that they exceed, per annum, 1.50% of the Fund’s average daily net assets attributable to Class F shares so long as Class F shares are outstanding and the Adviser is the investment adviser to the Fund, unless and until the Board approves the Expense Limitation Agreement’s modification or termination. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses paid not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. See “Management of the Fund.”

30

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the example assumes the Fund’s Expense Limitation Agreement shall continue in effect so long as Class F shares are outstanding).

Share Class	1 Year	3 Years	5 Years	10 Years
Class F	$15	$48	$82	$180
Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request that repurchase proceeds be paid by wire transfer, such shareholders may be assessed an outgoing wire transfer fee at the prevailing rates charged by SS&C. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. Other expenses are estimated and may vary.
The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

31

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The Fund’s financial statements for the year ended December 31, 2025 were audited by Deloitte & Touche LLP (“Deloitte”), an independent registered public accounting firm. The Fund’s financial statements for the years prior to the fiscal year ended 2022 were audited by the Fund’s prior independent registered public accounting firm. The report of Deloitte, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2025. To request the Fund’s Annual or Semi-Annual Report, please call
1-888-926-2688.
The table below sets forth financial data for one Class F share of beneficial interest outstanding throughout the period presented.

Apollo Diversified Credit Fund – Class F	CONSOLIDATED FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Period Presented

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018	For the Period September 25, 2017 (Commencement of Operations) to December 31, 2017
Net asset value, beginning of year	$22.20	$21.79	$20.82	$24.53	$24.07	$24.90	$24.01	$25.30	$25.25
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	2.28	2.43	2.53	1.61	1.53	1.28	1.63	1.50	0.32
Net realized and unrealized gain/(loss)	0.38	0.38	1.05	(3.67)	0.46	(0.65)	0.97	(1.26)	0.03

Total from investment operations	2.66	2.81	3.58	(2.06)	1.99	0.63	2.60	0.24	0.35

DISTRIBUTIONS:
From net investment income (b)	(2.20)	(2.40)	(2.61)	(1.65)	(1.53)	(1.46)	(1.71)	(1.53)	(0.30)

Total distributions	(2.20)	(2.40)	(2.61)	(1.65)	(1.53)	(1.46)	(1.71)	(1.53)	(0.30)

Net increase/ (decrease) in net asset value	0.46	0.41	0.97	(3.71)	0.46	(0.83)	0.89	(1.29)	0.05

Net asset value, end of period	$22.66	$22.20	$21.79	$20.82	$24.53	$24.07	$24.90	$24.01	$25.30

TOTAL RETURN (c)	12.42%	13.41%	17.94%	(8.38)%	8.44%	3.15%	11.06%	0.91%	1.41%
RATIOS/ SUPPLEMENTAL DATA:
Net assets, end of period (000s)	$10,803	$11,794	$13,021	$16,767	$21,337	$23,004	$25,965	$26,843	$38,254

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	For the Year Ended December 31, 2025		For the Year Ended December 31, 2024		For the Year Ended December 31, 2023		For the Year Ended December 31, 2022		For the Year Ended December 31, 2021		For the Year Ended December 31, 2020		For the Year Ended December 31, 2019		For the Year Ended December 31, 2018		For the Period September 25, 2017 (Commencement of Operations) to December 31, 2017
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	3.60%		3.49%		4.57%		3.50%		2.84%		2.54%		2.70%		3.03%		3.27	% (d)
Ratio of expenses to average net assets including fee waivers and reimbursements	1.50%		1.50%		1.50%		1.76	% (e)	1.72	% (e)	1.25	% (e)	0.43	% (e)	0	% (f)	0	% (f)
Ratio of net investment income to average net assets	10.22%		11.05%		11.80%		7.24%		6.27%		5.60%		6.58%		5.99%		4.85	% (d)
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	3.60	% (h)	3.49	% (h)	4.57	% (h)	2.39%		2.50%		2.54%		2.70%		3.03%		3.27	% (d)
Ratio of expenses to average net assets including fee waivers and reimbursements	1.50	% (h)	1.50	% (h)	1.50	% (h)	0.65	% (e)	1.38	% (e)	1.25	% (e)	0.43	% (e)	0	% (f)	0	% (d)(f)
Portfolio turnover rate (g)	83%		100%		105%		148%		73%		98%		72%		56%		48%

(a)	Calculated using the average shares method.
(b)	Distributions are based on a daily accrual of net investment income which will vary based on underlying i nvestment yields and daily shares outstanding.
(c)
Total returns are for the period indicated. Total returns would have been lower had certain expenses not been waived or recouped by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)	Annualized.
(e)
For the period of January 1, 2019 to August 25, 2019 the Adviser voluntarily absorbed all of the operating expenses of the Fund. For the period of August 26, 2019 to April 30, 2021, the Adviser voluntarily absorbed operating expenses of the Fund in excess of 1.25% of net assets. For the period of May 1, 2021 to August 15, 2021, the Adviser voluntarily absorbed operating expenses of the Fund in excess of 1.375% of net assets. For the period of August 16, 2021 to March 31, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.50% of net assets. For the period April 1, 2022 to September 30, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.00% of net assets. For the period October 1, 2022 to December 31, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.25% of net assets. In the absence of the election by the Fund’s investment adviser to bear certain of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(f)
The Adviser voluntarily absorbed all of the operating expenses of the Fund during the period. In the absence of the election by the Fund’s investment adviser to bear all of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(g)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.
(h)	Ratio excludes expense waiver related to interest expense.

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Apollo Diversified Credit Fund	CONSOLIDATED FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Period Presented
Information about the Fund’s senior securities is shown in the following table:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020 (a)	For the Year Ended December 31, 2019 (a)	For the Year Ended December 31, 2018 (a)	For the Period April 3, 2017 (Commencement of Operations) to December 31, 2017 (a)
Credit Facility Total Amount Outstanding (000’s)	$711,823	$168,000	$175,800	$221,500	$133,945	N/A	N/A	N/A	N/A
Asset Coverage Per $1,000 of Credit Facility Outstanding (b)	$3,304	$7,797	$5,557	$3,527	$5,691	N/A	N/A	N/A	N/A

(a)	The Fund did not have a Line of Credit during this period.
(b)
Calculated by subtracting the Fund’s consolidated total liabilities (excluding the indebtedness represented by the Credit Facility) from the Fund’s total assets and dividing by the total amount outstanding on the Credit Facility. The Asset Coverage ratio is then multiplied by $1,000 to determine the “Asset Coverage Per $1,000 of Credit Facility Outstanding.”

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USE OF PROCEEDS
The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

35

THE FUND
The Fund is a continuously offered, diversified,
closed-end
management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on April 5, 2016. The Fund’s principal office is located at 9 West 57th Street, New York, NY 10019, and its telephone number is
1-888-926-2688.

36

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES
Investment Objective and Policies
The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.
As described in greater detail below, the Fund pursues its investment objective through a “multi-asset” approach across both private and public credit markets. With access to the broad spectrum of Apollo’s credit platform, the Fund employs a dynamic asset allocation process, investing across a range of credit strategies in an effort to generate attractive risk-adjusted returns, including but not limited to corporate direct lending, asset-backed finance and performing credit. The Fund’s allocation across each of these investment strategies may vary from time to time.
Corporate Direct Lending
. The corporate direct lending strategy (“Corporate Direct Lending”) targets large scale private corporate originations and sponsor-backed issuers utilizing Apollo’s proprietary sourcing channel, primarily focused on first lien, senior secured or unitranche term loans. The Fund believes a combination of secular and cyclical drivers are giving rise to a whitespace that exists between the broadly syndicated markets and traditional middle market direct lending, creating demand for large scale origination solutions among corporate issuers with generally more than $75 million in earnings before interest, taxes, depreciation and amortization (known as EBITDA). In recent years, businesses of increasing size have demonstrated a preference to fund growth in the private markets, a trend that has been enabled in part by the unprecedented growth in private equity.
The Fund believes that the privatization of the broadly syndicated loan market is a corollary to the privatization of equity markets, as forgoing onerous and often uncertain loan syndication processes in favor of private, directly originated financing solutions can be a compelling value proposition for many large issuers. While private credit and middle market direct lending have grown significantly following the 2008 financial crisis, the Fund believes there is a dearth of available alternative financing solutions for large corporate issuers.
The Fund believes that by leveraging its robust networks and proprietary relationships, cycle-tested investing experience and range of expertise across credit, it is well-positioned to be a first mover in large corporate direct lending. Due to the breadth and scale of Apollo’s capital base, the Fund believes that
Sub-Adviser-managed
funds and clients are poised to underwrite and commit to large transactions, streamlining the execution process for borrowers and enabling them to interface with a single counterparty versus a large, fragmented lender group. Additionally, the Fund’s underwriting and structuring ability coupled with company and sector-specific insights across the
Sub-Adviser’s
platform will enable the Fund to embrace complexity and provide bespoke capital solutions tailored to borrowers’ unique financing needs. Given the
Sub-Adviser’s
first-mover advantage, the Fund believes the Corporate Direct Lending strategy will stand to exercise a high degree of credit selectivity as well as drive terms and rigorous structural protections to generate attractive risk-adjusted returns.
Additionally, this strategy may include opportunities within credit secondaries and middle market direct lending based on prevailing market conditions or idiosyncratic circumstances.
As private credit continues to expand from both
end-investor
demand and issuer preferences for alternative sources of financing, the Fund believes the opportunity for credit secondaries will grow in tandem to address liquidity or other portfolio management needs from underlying investors. With the
Sub-Adviser’s
robust database of issuers and vast network of relationships with shareholders and syndication counterparties, the Fund believes it is a natural buyer of a diverse pool of credit secondaries across vintages, managers, industries, geographies and underlying strategies. In addition, the
Sub-Adviser’s
scope of credit expertise advantageously positions the Fund to identify and underwrite opportunities which offer an attractive current yield with embedded downside protection.

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Asset-Backed Finance
. The asset-backed finance strategy (“Asset-Backed Finance”) focuses on agile deployment of capital into origination and proprietary sourcing channels across a broad mandate of asset-backed investments, with a focus on investments collateralized by tangible assets.
This strategy pursues a broad mandate of asset-backed products on an opportunistic basis. In this strategy, the
Sub-Adviser
seeks to originate, securitize and structure new and mispriced opportunities across the asset-backed and structured debt ecosystem, focusing on large, diversified pools of hard assets and/or contracted cashflows, further enhanced by equity investments in Apollo origination platforms. Asset-backed investments may deliver differentiated risk/return profiles versus other private credit assets, exhibiting inherent downside protection from interest rate and inflationary risks and generally low correlation of credit performance versus traditional corporate credit portfolios. In particular, the Fund seeks to invest across a diversified portfolio of asset-backed opportunities, including inventory and receivables, consumer, infrastructure debt, real estate debt, fleet leasing, and other select financial asset and structured debt opportunities. The
Sub-Adviser
believes asset-backed products can provide investors with exposure to diversified portfolios of high-quality whole loans, bonds and platform equity investments at higher yields than direct investments in the underlying assets by capturing attractive complexity and illiquidity premium.
While the marketplace often misunderstands the relative value of asset-backed finance given the complexity of the asset class, the Fund believes the breadth and scale of the
Sub-Adviser’s
platform, coupled with the Fund’s vast network of relationships with banks, management teams, sponsors and intermediaries, positions the Fund with differentiated access and insights to uncover value. The Fund seeks to be a setter of both price and terms and, where appropriate, to originate what the
Sub-Adviser
believes are attractive risk-adjusted opportunities rather than purchasing what is on offer in an environment that is increasingly pushing investors toward additional risk. Further, the Fund believes that asset-backed finance, at its core, is a credit product and that the
Sub-Adviser’s
deep sector, asset and structural expertise enables comprehensive diligence on all prospective investments, including assessment of underlying collateral, structural features and legal documentation. The asset-backed finance analysts, where applicable, leverage the industry work and investment experience of the corporate credit team as the
Sub-Adviser
believes the ability to speak across capital structures drives both proprietary sourcing and bespoke structuring for asset-backed finance opportunities.
Given the
Sub-Adviser’s
demonstrated track record of augmenting its existing credit offerings by adding specialized products and strategies to address market inefficiencies as they are identified, the Fund will stand ready to lean into new credit opportunities, if and when they become available.
Performing Credit
. The performing credit strategy (“Performing Credit”) focuses on liquid, performing senior secured corporate credit, with flexibility to deploy contingent capital opportunistically during periods of market dislocation. Performing Credit utilizes a targeted investment approach with a focus on top of the capital structure assets, tactically shifting its allocations across the broadly syndicated market to capture market upside while mitigating downside risk across varying market conditions. The Fund will look to identify credits with attractive trading technicals which the Fund views as offering disproportionate yield relative to the risk associated with the issuer. Frequently, these investment opportunities capitalize on pricing inefficiencies between companies, industries or rating categories due to a misunderstood credit story. The Fund will also seek out high-conviction credits where the Fund believes an upcoming event, such as a refinancing, maturity, covenant breach, initial public offering or asset sale, will serve as a catalyst for an attractive risk-adjusted return. In the Fund’s view, value-oriented credit selection with emphasis on downside protection is paramount and the most powerful determinant of performance across all market environments. Performing Credit seeks to identify fundamentally sound investments in companies with low leverage, sustainable competitive advantage, high free cash flow and strong management teams, all of which the Fund believes provide incremental downside protection. In addition, the Fund looks to invest in debt and equity tranches of CLOs, CMBS, RMBS, consumer and commercial ABS, whole loans and regulatory capital relief transactions. The Fund believes structured credit products can provide investors with exposure to diversified portfolios of high-quality loans, bonds and other similar instruments at higher yields than direct investments in the underlying assets by capturing attractive complexity and illiquidity

38

premium. Furthermore, the Performing Credit strategy prudently applies low-cost
leverage, typically ranging between 0.5x to 1.5x under normal conditions, to mute downside participation and produce attractive upside capture as well as macro hedges to mitigate tail-risk and generate stability in the event of adverse market volatility.
Investment Strategies
The Fund will dynamically allocate across both private and public credit markets. The Fund expects to opportunistically deploy capital as appropriate investment opportunities are identified, dynamically pivoting across strategies in an effort to capitalize on differences in relative value between asset classes. The Fund does not plan to target an explicit allocation to each underlying credit strategy. Instead, allocations will be informed by the market conditions and the risk-adjusted opportunity set available.
In executing its multi-asset approach, the Fund will pursue a credit strategy focusing on high conviction credit opportunities and investment themes, including high-yield bonds, senior loans (including covenant-lite loans), structured credit and convertibles, inclusive of publicly traded and private companies. High-conviction opportunities are investment opportunities that fall within the Fund’s investment strategy, which are identified by the
Sub-Adviser
using its holistic,
bottom-up
proprietary research and credit analysis, including analysis of fundamental, valuation, technical and other market factors. Generally, “high conviction” refers to investments that the Fund may hold in smaller numbers and for longer periods than a fund that invests more broadly and for shorter periods, or that seeks to track an index.
The Fund will seek to invest tactically across credit strategies employed by the
Sub-Adviser
in order to capitalize on both near and longer-term relative value opportunities. The Fund intends to identify relative value opportunities by assessing an investment based on the risk reward relationship along with the interaction between a variety of differentiating factors: income, maturity, seniority, structure, collateral, liquidity, geopolitical, and other relevant factors.
The
Sub-Adviser’s
credit platform encompasses a broad array of credit strategy groups that invest in public and private corporate credit instruments across the liquidity spectrum, including high yield bonds and “structured credit.” High-yield bonds are also referred to as “below investment grade rated securities” or “junk bonds,” as described in this prospectus. Structured credit may include CLOs, CMBS and other asset-backed securities.
The Fund intends to invest primarily in U.S. markets, but will also target European and certain other developed markets based on liquidity and other relative value considerations.
The Fund believes that by leveraging Apollo’s extensive history and expertise investing across the spectrum of credit, as well as the incumbency afforded by the broad reach of its approximately $749 billion credit platform as of December 31, 2025, the Fund is well-positioned to capitalize on a continually evolving market landscape and dynamically pivot to the most attractive risk-adjusted investment opportunities.
To the extent consistent with the applicable liquidity requirements for interval funds under Rule
23c-3
of the 1940 Act, the Fund may invest without limit in illiquid investments.
It is expected that the Fund normally will have a short average portfolio duration (i.e., within a 1
1
/
2
to
3-year
range), as calculated by the
Sub-Adviser,
although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. While the Fund seeks to maintain a short average portfolio duration, there is no limit on the maturity or duration of any individual security in which the Fund may invest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates.

39

Some of the credit instruments in which the Fund invests may be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit investments rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high-yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.
The Fund will invest, under normal market conditions, at least 80% of its Managed Assets in debt securities, including, but not limited to, credit-related investments such as fixed income securities (investment grade debt and high-yield debt), floating rate securities (senior loans or structured credit) and other debt instruments and in derivatives (futures, forward contracts, foreign currency exchange contracts, call and put options, selling or purchasing credit default swaps, and total return swaps) and other instruments that have economic characteristics similar to such securities or investments (the “80% Policy”). The Fund may invest in investment grade and below investment grade rated debt instruments and securities of sovereign and quasi-sovereign issuers, including debt issued by national, regional or local governments and other agencies. The Fund may invest in securities denominated in U.S. dollars or in other foreign currencies.
The Fund may change the 80% Policy without shareholder approval. The Fund will provide shareholders with written notice at least sixty (60) days prior to the implementation of any such changes.
Investment Allocation Process
Certain inherent conflicts of interest arise from the fact that (i) Apollo provides investment advisory and/or management services to more than one Apollo Client, (ii) Apollo Clients have one or more overlapping investment strategies and (iii) all or a portion of an investment opportunity may be allocated to Apollo in accordance with Apollo’s allocation policies and procedures.
To the extent that the Fund’s participation in an investment opportunity that is otherwise suitable for the Fund and other Apollo Clients would cause the investment to become subject to requirements and restrictions of any law, rule or regulation that could have an adverse impact on any or all participating Apollo Clients (or underlying investors) in such investment opportunity, Apollo is authorized to exclude the Fund as a whole.
The Fund, the Adviser, the
Sub-Adviser
and certain affiliates received an exemptive order from the SEC on May 14, 2025 that permits the Fund, among other things, to co-invest
with other funds and accounts managed by the Adviser, the
Sub-Adviser
or their affiliates, subject to certain conditions. Certain types of negotiated co-investments
may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board, including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees, has approved co-investment
policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted the Adviser Allocation Policy which is designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Fund may determine to participate or not to participate, depending on whether the
Sub-Adviser
determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the
Sub-Adviser
determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.
The Order is subject to certain terms and conditions, so there can be no assurance that the Fund will be permitted to co-invest
with certain of its affiliates other than in the circumstances currently permitted by regulatory guidance and the Order. For example, in certain instances, the Fund’s ability to participate in such negotiated joint transactions alongside affiliated entities will require a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees to reach certain conclusions, including that (i) the terms of the

40

proposed transaction are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund and its shareholders on the part of any person concerned, and (ii) the transaction is consistent with the interests of the Fund’s shareholders. In certain situations where a co-investment
with one or more funds managed by the Adviser, the
Sub-Adviser
or their affiliates is not covered by the Order, the personnel of the Adviser, the
Sub-Adviser
or their affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on the Adviser Allocation Policy.
The Adviser Allocation Policy can be revised by Apollo at any time without notice to, or consent from, the Fund’s shareholders.
Risk Management & Hedging
The Fund and
Sub-Adviser
will work to define, measure, monitor and report against the various investment and trading guidelines established for the Fund. The
Sub-Adviser
uses an internal risk model for measuring, reporting and monitoring a variety of market and credit risk metrics. All analytics and pricing routines required for risk measurement reside within the risk model. Market data, both current and historical, are also part of the risk model.
The Fund expects to manage certain of the risks associated with Fund investments through portfolio construction, continued monitoring and evaluation, diversification, position size limits, security construction and the hedging of industry or market risk. The Fund believes that a flexible approach to risk management will allow the Fund to shift capital to those opportunities that offer the most attractive risk/reward characteristics while maintaining the Fund’s disciplined investment philosophy.
In order to maximize its defensiveness and flexibility, the Fund may also enter into various portfolio-level hedges to reduce the level of credit, foreign exchange, interest rate or other risks in the portfolio. The Fund will seek to enter into these hedges tactically as a risk management tool of the Fund, aimed at isolating and mitigating fundamental factor uncertainty, not muting mark-to-market
volatility. Furthermore, this hedging can be used through a variety of products, including long positions, credit derivatives, currency hedges and credit default swaps.
Lastly, the Fund seeks to devote resources to regularly and continuously reviewing the individual holdings, trades, deposits and withdrawals, risk exposures and portfolio level characteristics. It is expected that, when justified by market conditions, including transaction costs, credit asset classes will be trading regularly as the Fund sees relative value opportunities. Consequently, and given the dynamic nature of market conditions, Apollo intends to monitor the Fund and expand the internal risk model to maintain a high level of transparency. The Fund may decide to change its approach to risk management in the future, and the foregoing should only be construed as an expression of its current intentions with respect to its risk management approval.

41

RISK FACTORS
An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund, you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.
Risks Related to an Investment in the Fund
Investment and Market Risk.
An investment in the Fund’s Common Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s Common Shares represents an indirect investment in the Fund’s portfolio of debt instruments, other securities, and derivative investments, and the value of these investments may fluctuate, sometimes rapidly and unpredictably. At any point in time an investment in the Fund’s Common Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.
All investments involve risks, including the risk that the entire amount invested may be lost. No guarantee or representation is made that the Fund’s investment objectives will be achieved. The Fund may utilize investment techniques, such as leverage and swaps, which can in certain circumstances increase the adverse impact to which the Fund’s investment portfolio may be subject.
Repurchase Offers Risks.
The Fund is an interval fund and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct repurchase offers of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. The Fund has in the past received, and may in the future receive, repurchase requests that exceed the limits of a quarterly repurchase offer, and the Fund has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash, cash from the sale of Common Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by (i) holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments and (ii) holding back (i.e., not investing) cash from the sale of Common Shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If, as expected, the Fund employs leverage, repurchases of Common Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect holders of Common Shares who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income.
If a repurchase offer is oversubscribed, the Board may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Common Shares as of the date the repurchase offer ends (the “Repurchase Request Deadline”). In the event that the Board determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Common Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Common Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase

42

request. Moreover, certain feeder vehicles have been formed, and additional feeder vehicles may be formed in the future, to facilitate indirect investments in the Fund by certain investors. Requests by these investors to withdraw their interests in a feeder vehicle may result in tenders by the feeder vehicle in a repurchase offer by the Fund and could contribute to an over-subscription of a particular repurchase offer. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more Common Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Common Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Common Shares is determined. In addition, the repurchase of Common Shares by the Fund will generally be a taxable event to common shareholders.
General Market Conditions Risk.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of the global credit markets, periods of reduced liquidity, greater volatility, general volatility of credit spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global credit market conditions have episodically adversely affected the market values of equity, fixed-income and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.
The Fund may invest in securities of publicly traded companies. Securities markets in certain countries in which the Fund may invest are fragmented, smaller, less liquid and more volatile than the securities markets of the United States and certain other developed countries. Securities markets in the countries in which the Fund may invest have, in the past, experienced substantial price volatility that could have an adverse impact on the value of the Fund’s investments that consist of securities. Periods of economic and political uncertainty may result in further volatility in the value of such investments. As a result, there may be greater volatility than the volatility that could be expected by investors in comparable securities traded in U.S. securities markets. There can be no assurance that the Fund’s investments will not be sold at prices below their acquisition costs.
The Fund may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Fund or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Fund. Certain force majeure events, such as war or an outbreak of an infectious disease and the current or any resulting financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to the Fund’s NAV, performance, financial condition, results of operations, ability to pay distributions, make share repurchases and portfolio liquidity. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Fund if an investment is affected, and any compensation provided by the relevant government may not be adequate.
The U.S. and global capital markets experienced extreme volatility and disruption in recent years, leading to periods of recessionary conditions and depressed levels of consumer and commercial spending. For instance, monetary policies of the Federal Reserve and political uncertainty resulting from recent events, including changes to U.S. trade policies and ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Iran, Hamas and other militant groups in the Middle East and Southwest Asia, including the ongoing conflict between the U.S. and Iran, political unrest in South America and recent U.S. military action overseas,

43

have led, are currently leading, and for an unknown period of time may continue to lead to disruption and instability in the global markets. In addition, social unrest, changes regarding immigration and work permit policies and other political and security concerns may not abate, which may cause the debt and equity capital markets, and as a result, the Fund’s business to be adversely affected both within and outside of regions experiencing ongoing conflicts. Disruptions in the capital markets increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. It cannot be assured that these conditions will not worsen. If conditions worsen, a prolonged period of market illiquidity could have a material adverse effect on the Fund’s business, financial condition and results of operations. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to the Fund. These events could limit the Fund’s investment originations, limit the Fund’s ability to grow and negatively impact the Fund’s operating results.
Furthermore, a counterparty’s ability to meet or willingness to honor its financial obligations, including its ability to extend credit or otherwise to transact with the Fund or a portfolio company or issuer to which the Fund makes a loan or in which the Fund invests directly may be negatively impacted. Current conditions may affect how counterparties interpret their obligations (and the Fund’s obligations) pursuant to counterparty arrangements such that the applicability, or lack thereof, of force majeure or similar provisions could also come into question and ultimately could work to the detriment of the Fund. These circumstances also may hinder the
Sub-Adviser’s,
the Fund’s and/or a portfolio companies’ ability to conduct their affairs and activities as they normally would, including by impairing usual communication channels and methods, hampering the performance of administrative functions such as processing payments and invoices, and diminishing their ability to make accurate and timely projections of financial performance.
While the
Sub-Adviser
expects that the current environment will yield attractive investment opportunities for the Fund, the investments made by the Fund are expected to be sensitive to the performance of the overall economy. General fluctuations in the market prices of securities and interest rates may affect the value of portfolio investments or increase the risks associated with an investment in the Fund. There can be no assurances that conditions in the global financial markets will not change to the detriment of the Fund’s investments and investment strategy. The continuing negative impact on economic fundamentals and consumer and business confidence would likely further increase market volatility and reduce liquidity, both of which could adversely affect the access to capital, ability to utilize leverage or overall performance of the Fund or one or more of its portfolio companies and these or similar events may affect the ability of the Fund to execute its investment strategy.
Portfolio Turnover Risk.
The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 100% under normal circumstances. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to common shareholders, will generally be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. See “Certain U.S. Federal Income Tax Considerations” in this Prospectus and “Investment Objective and Policies—Portfolio Turnover” in the SAI.
Anti-Takeover Provisions.
The Fund’s Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end
status. See “Anti-Takeover Provisions in the Declaration of Trust.”
Market Disruptions.
The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships (on which the
Sub-Adviser
bases a number of its trading positions) become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against

44

which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk
strategies performing with unprecedented volatility and risk.
Trade Negotiations and Related Government Actions.
In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.
There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict the Fund’s portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact the Fund.
Highly Volatile Markets.
The prices of financial instruments in which the Fund may invest can be highly volatile. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.
Credit Facilities.
In the event the Fund defaults under a credit facility or other borrowings, the Fund’s business could be adversely affected as it may be forced to sell a portion of its investments quickly and prematurely at what may be disadvantageous prices to the Fund in order to meet its outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on the business of the Fund, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of the Fund’s assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on the business of the Fund, financial condition, results of operations and cash flows.
A credit facility may be backed by all or a portion of the Fund’s loans and securities on which the lenders will have a security interest. The Fund may pledge up to 100% of its assets and may grant a security interest in all of its assets under the terms of any debt instrument it enters into with lenders. The Fund expects that any security interests it grants will be set forth in a pledge and security agreement and evidenced by the filing of financing

45

statements by the agent for the lenders. In addition, the Fund expects that the custodian for its securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If the Fund were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of the Fund’s assets securing such debt, which would have a material adverse effect on its business, financial condition, results of operations and cash flows.
In addition, any security interests and/or negative covenants required by a credit facility may limit the Fund’s ability to create liens on assets to secure additional debt and may make it difficult for the Fund to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if the Fund’s borrowing base under a credit facility were to decrease, it may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of the Fund’s assets are secured at the time of such a borrowing base deficiency, it could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on the Fund’s ability to fund future investments and to make distributions.
In addition, the Fund may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on the Fund’s business and financial condition. This could reduce the Fund’s liquidity and cash flow and impair its ability to grow its business.
Rehypothecated Securities Risk
. In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continues to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability of the Fund to achieve its investment objective.
Shareholders May Experience Dilution.
All distributions declared in cash payable to shareholders that are participants in the Fund’s distribution reinvestment plan will generally be automatically reinvested in its Common Shares. As a result, shareholders that do not participate in the distribution reinvestment plan may experience dilution over time.
Holders of the Fund’s Common Shares will not have preemptive rights to any shares it issues in the future. The Fund’s charter allows it to issue an unlimited number of Common Shares. After you purchase Common Shares in this offering, the Board may elect, without shareholder approval, to: (1) sell additional shares in future offerings; (2) issue Common Shares or interests in any of the Fund’s subsidiaries in private offerings; (3) issue Common

46

Shares upon the exercise of the options the Fund may grant to its independent trustees or future employees; or (4) subject to applicable law, issue Common Shares in payment of an outstanding obligation to pay fees for services rendered to the Fund. To the extent the Fund issues additional Common Shares after your purchase in this offering, your percentage ownership interest in the Fund will be diluted. Because of these and other reasons, shareholders of the Fund may experience substantial dilution in their percentage ownership of the Common Shares or their interests in the underlying assets held by the Fund’s subsidiaries.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses.
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Declaration of Trust provides that the Fund’s Trustees will not be liable to the Fund or its shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, the Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Pursuant to the Declaration of Trust and subject to certain exceptions described therein, the Fund will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Fund and at the request of the Fund, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, the Fund will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
The Fund will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an independent Trustee), officer, employee, controlling person or agent of the Fund, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.
In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee, and the Fund will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Fund’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Fund and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.

47

Operational Risk.
The Fund depends on the
Sub-Adviser
to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in the Fund’s operations, can cause the Fund to suffer financial loss, the disruption of its business, liability to clients or third parties, regulatory intervention or reputational damage. The Fund’s business is highly dependent on its ability to process, on a daily basis, a large number of transactions across numerous and diverse markets. Consequently, the Fund relies heavily on its financial, accounting and other data processing systems. The ability of its systems to accommodate an increasing volume of transactions could also constrain the Fund’s abilities to properly manage its portfolios. Shareholders are generally not notified of the occurrence of an error or the resolution of any error. Generally, the
Sub-Adviser
and its affiliates will not be held accountable for such errors, and the Fund may bear losses resulting from such errors.
Allocation Risk.
The ability of the Fund to achieve its investment objective depends, in part, on the ability of the
Sub-Adviser
to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
Issuer Risk.
The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons, which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.
Management Risk.
The NAV of the Fund changes daily based on the performance of the securities in which it invests. The
Sub-Adviser’s
judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.
Correlation Risk.
The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.
Distribution Policy Risk.
The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (
i.e.
from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.
Risks Related to the Fund’s Investments
Loans Risk.
Under normal market conditions, the Fund will invest in loans. The loans that the Fund may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may also be unrated. Loans are subject to a number of risks described elsewhere in this prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Although certain loans in which the Fund may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment
of scheduled interest or principal. In the event of the bankruptcy or insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. In the event of a decline in the value of the already pledged collateral, if

48

the terms of a loan do not require the borrower to pledge additional collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the loans. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those loans that are under-collateralized involve a greater risk of loss.
In general, the secondary trading market for loans is not fully-developed. No active trading market may exist for certain loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell certain loans quickly or at a fair price. To the extent that a secondary market does exist for certain loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Some loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of loans.
If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.
If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the
Sub-Adviser,
do not represent fair value. If the Fund attempts to sell a loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the loan may be adversely affected.
The Fund may acquire loans through assignments or participations. The Fund will typically acquire loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.
A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances. The
Sub-Adviser
has adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Fund must acquire a loan through a participation.
In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the loan than the Fund expected when initially purchasing the participation.
The Fund also may originate loans or acquire loans by participating in the initial issuance of the loan as part of a syndicate of banks and financial institutions, or receive its interest in a loan directly from the borrower.

49

The
Sub-Adviser
has established a counterparty and liquidity
sub-committee
that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established procedures and guidelines require trades to be placed for execution only with broker-dealer counterparties approved by the counterparty and liquidity sub-committee
of the
Sub-Adviser.
The factors considered by the
sub-committee
when selecting and approving brokers and dealers include, but are not limited to: (i) quality, accuracy, and timeliness of execution, (ii) review of the reputation, financial strength and stability of the financial institution, (iii) willingness and ability of the counterparty to commit capital, (iv) ongoing reliability and (v) access to underwritten offerings and secondary markets.
Investments in Bank Loans and Participations
. The investment portfolio of the Fund may include bank loans and participations. The special risks associated with investing in these obligations include: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws; (ii) environmental liabilities that may arise with respect to collateral securing the obligations; (iii) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; (iv) limitations on the ability of the Fund or the
Sub-Adviser
to directly enforce any of their respective rights with respect to participations; and (v) generation of income that is subject to U.S. federal income taxation as income effectively connected with a U.S. trade or business. The
Sub-Adviser
will attempt to balance the magnitude of these risks against the potential investment gain prior to entering into each such investment. Successful claims by third parties arising from these and other risks, absent bad faith, may be borne by the Fund.
Bank loans do not presently have the liquidity of conventional debt securities and are often subject to restrictions on resale. Due to the illiquidity of bank loans, the Fund may not be able to dispose of its investments in bank loans in a timely fashion and at a fair price, which could adversely affect the performance of the Fund. With respect to bank loans acquired as participations by the Fund, because the holder of a participation generally has no contractual relationship with a borrower, the Fund will have to rely upon a third party to pursue appropriate remedies against a borrower in the event of a default. As a result, the Fund may be subject to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights directly against a borrower or through the agent.
Furthermore, a borrower of a bank loan, in some cases, may prepay the bank loan. Prepayments could adversely affect the Fund’s interest income to the extent that the Fund is unable to reinvest promptly payments in bank loans or otherwise or if such prepayments were made during a period of declining interest rates.
Senior Loans Risk.
Senior secured loans are usually rated below investment grade or may also be unrated. As a result, the risks associated with senior secured loans are similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities. As a result, the
Sub-Adviser
will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the
Sub-Adviser.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Subordinated Loans or Securities. Certain of the Fund’s investments may consist of loans or securities, or interests in pools of securities that are subordinated or may be subordinated in right of payment and ranked junior to other securities issued by, or loans made to obligors. If an obligor experiences financial difficulty, holders of

50

its more senior securities will be entitled to payments in priority to the Fund. Some of the Fund’s asset-backed investments may also have structural features that divert payments of interest and/or principal to more senior classes of loans or securities backed by the same assets when loss rates or delinquency exceed certain levels. This may interrupt the income the Fund receives from its investments, which may lead to the Fund having less income to distribute to investors.
In addition, many of the obligors are highly leveraged and many of the Fund’s investments will be in securities which are unrated or rated below investment grade. Such investments are subject to additional risks, including an increased risk of default during periods of economic downturn, the possibility that the obligor may not be able to meet its debt payments and limited secondary market support, among other risks.
Loans to Private Companies
. Loans to private and middle-market companies involve risks that may not exist in the case of large, more established and/or publicly traded companies, including, without limitation:

•
these companies may have limited financial resources and limited access to additional financing, which may increase the risk of their defaulting on their obligations, leaving creditors, such as the Fund, dependent on any guarantees or collateral that they may have obtained;

•
these companies frequently have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which render such companies more vulnerable to competition and market conditions, as well as general economic downturns;

•	there will not be as much information publicly available about these companies as would be available for public companies and such information may not be of the same quality;

•
these companies are more likely to depend on the management talents and efforts of a small group of persons; as a result, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on these companies’ ability to meet their obligations;

•
these companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position; and

•	these companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.
Below Investment Grade, or High-Yield, Instruments Risk.
The Fund anticipates that it may invest substantially all of its assets in instruments that are rated below investment grade. Below investment grade instruments are commonly referred to as “junk” or high-yield instruments and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Lower grade instruments may be particularly susceptible to economic downturns, which could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon, increase the incidence of default for such instruments and severely disrupt the market value of such instruments.
Lower grade instruments, though higher yielding, are characterized by higher risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated instruments. The retail secondary market for lower grade instruments may be less liquid than that for higher rated instruments. Adverse conditions could make it difficult at times for the Fund to sell certain instruments or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade instruments, investors could lose money on their investment in Common Shares of the Fund, both in the short-term and the long-term.

51

Valuation Risk.
Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for most of the Fund’s investments to trade. The Fund’s investments generally trade on an
“over-the-counter”
market which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund is less than the value of such loans or fixed-income instruments carried on the Fund’s books.
Liquidity Risk.
To the extent consistent with the applicable liquidity requirements for interval funds under Rule
23c-3
of the 1940 Act, the Fund may invest in securities that, at the time of investment, are illiquid (determined using the SEC’s standard applicable to registered investment companies, i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). However, securities that cannot be disposed of within seven days due solely to applicable laws or the
Sub-Adviser’s
compliance policies and procedures will not be subject to the limitations set forth above. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities. Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. The
Sub-Adviser’s
judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted securities may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquiror of the securities. In either case, the Fund would bear market risks during that period.
Some loans and other instruments are not readily marketable and may be subject to restrictions on resale. Loans and other instruments may not be listed on any national securities exchange and no active trading market may exist for certain of the loans and other instruments in which the Fund will invest. Where a secondary market exists, the market for some loans and other instruments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets which may be invested in instruments that are not readily marketable or are subject to restrictions on resale.
Failure of Financial Institutions and Sustained Financial Market Illiquidity.
The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or its portfolio companies have a commercial relationship could adversely affect, among other things, the Fund and/or its portfolio companies’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms. The Fund’s direct origination platform generally focuses on mature companies backed by well-funded large sponsors (e.g., private equity firms), typically with significant equity capital invested. In the event a portfolio company, or potential portfolio company, has a commercial relationship with a bank that has failed or is otherwise distressed, such portfolio company may experience delays or other issues in meeting certain obligations or consummating transactions.
Additionally, if a portfolio company’s sponsor has a commercial relationship with a bank that has failed or is otherwise distressed, the portfolio company may experience issues receiving financial support from a sponsor to

52

support its operations or consummate transactions, to the detriment of their business, financial condition and/or results of operations. In addition, such bank failure(s) could affect, in certain circumstances, the ability of both affiliated and unaffiliated co-lenders,
including syndicate banks or other fund vehicles, to undertake and/or execute co-investment
transactions with the Fund, which in turn may result in fewer co-investment
opportunities being made available to the Fund or impact its ability to provide additional follow-on
support to portfolio companies. The Fund and its portfolio companies’ ability to spread banking relationships among multiple institutions may be limited by certain contractual arrangements, including liens placed on their respective assets as a result of a bank agreeing to provide financing.
Temporary Defensive Strategies.
From time to time, the Fund may temporarily depart from its principal investment strategies as a defensive measure when the
Sub-Adviser
anticipates unusual market or other conditions. When a temporary defensive posture is believed by the
Sub-Adviser
to be warranted (“temporary defensive periods”), the Fund may without limitation hold cash or invest its Managed Assets in money market instruments and repurchase agreements in respect of those instruments. The money market instruments in which the Fund may invest are obligations of the U.S. government, its agencies or instrumentalities; commercial paper rated
A-1
or higher by Standard & Poor’s or
Prime-1
by Moody’s; and certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation. During temporary defensive periods, the Fund may also invest to the extent permitted by applicable law in shares of money market mutual funds. Money market mutual funds are investment companies and the investments in those companies by the Fund are in some cases subject to applicable law. To the extent that the Fund invests defensively, it may not achieve its investment objective.
Credit Risk.
Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. In addition, the Fund may enter into credit derivatives which may expose it to additional risk in the event that the instruments underlying the derivatives default.
Interest Rate Risk.
The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. The debt capital that will be available to the Fund in the future, if at all, may be impacted by changes in and uncertainty surrounding interest rates. Depending on the interest rate environment and general state of credit markets, potential debt capital may be available only at a higher cost and on terms and conditions less favorable than what the Fund has historically experienced. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.
An increase in interest rates could decrease the value of any investments the Fund holds that earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase the Fund’s interest expense, thereby decreasing the Fund’s net income. Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative

53

easing policy, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. From time to time, the Fund may also enter into certain hedging transactions to mitigate the Fund’s exposure to changes in interest rates. In the past, the Fund has entered into certain hedging transactions, such as interest rate swap agreements, to mitigate the Fund’s exposure to adverse fluctuations in interest rates, and the Fund may do so again in the future. However, the Fund cannot assure shareholders that such transactions will be successful in mitigating the Fund’s exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income.
The Fund’s debt investments are based on fixed and floating rates, such as Euro Interbank Offer Rate, Term SOFR, the Federal Funds Rate or the Prime Rate. Market prices tend to fluctuate more for fixed-rate securities that have longer maturities. Although the Fund has no policy governing the maturities of the Fund’s investments, under current market conditions the Fund expects that it will invest in a portfolio of debt generally having maturities of up to 10 years. Market prices for debt that pays a fixed rate of return tend to decline as interest rates rise. This means that the Fund is subject to greater risk (other things being equal) than a fund invested solely in shorter-term, fixed-rate securities. Market prices for floating rate investments may also fluctuate in rising rate environments with prices tending to decline when credit spreads widen. Rising interest rates may also increase the cost of debt for the Fund’s underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to the Fund.
U.S. Debt Ceiling and Budget Deficit Risks
. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments could cause interest rates and borrowing costs to rise, which may negatively impact the ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Structured Products Risk.
The Fund may invest up to 30% of its Managed Assets in structured products, including CLOs, floating rate mortgage-backed securities and credit linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of

54

multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.
Covenant-Lite Loans Risk.
Covenant-lite loans contain fewer maintenance covenants than other types of loans, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.
CDO Securities.
Collateralized debt obligation securities generally are limited-recourse obligations of the issuer thereof payable solely from the underlying securities of such issuer or proceeds thereof. Consequently, holders of CDO securities must rely solely on distributions on the underlying securities or proceeds thereof for payment in respect thereof. If distributions on the underlying securities are insufficient to make payments on the CDO securities, no other assets will be available for payment of the deficiency and following realization of the underlying assets, the obligations of such issuer to pay such deficiency will be extinguished. Such underlying securities may consist of high-yield debt securities, loans, structured finance securities and other debt instruments, generally rated below investment grade (or of equivalent credit quality) except for structured finance securities. High-yield debt securities are generally unsecured (and loans may be unsecured) and may be subordinated to certain other obligations of the issuer thereof. The lower rating of high-yield debt securities and below investment grade loans reflects a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions or both may impair the ability of the issuer to make payments of principal or interest. Such investments may be speculative.
Issuers of CDO securities may acquire interests in loans and other debt obligations by way of sale, assignment or participation. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution.
The underlying securities of an issuer of CDO securities may bear interest at a fixed rate while the CDO securities issued by such issuer may bear interest at a floating rate (or the reverse may be true). As a result, there could be a floating/fixed rate or basis mismatch between such CDO securities and underlying securities. In addition, there may be a timing mismatch between the CDO securities and underlying securities that bear interest at a floating rate, as the interest rate on such floating rate underlying securities may adjust more frequently or less frequently, on different dates and based on different indices, than the interest rates on the CDO securities. As a result of such mismatches, an increase or decrease in the level of the floating rate indices could adversely impact the ability of the issuers thereof to make payments on the CDO securities.
There is no established, liquid secondary market for many of the CDO securities that the Fund may purchase, and the lack of such an established, liquid secondary market may have an adverse effect on the market value of such CDO securities and the Fund’s ability to dispose of them. Such illiquidity may adversely affect the price and timing of the Fund’s liquidation of CDO securities, including the liquidation of CDO securities following the occurrence of an event of default under the indenture or in connection with a redemption of the notes.
CLO Risk.
In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or

55

tranches thereof, (iv) the potential of spread compression in the underlying loans of the CLO, which could reduce credit enhancement in the CLOs and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.
Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.
The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.
The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.
Privacy and Data Security Laws.
Many jurisdictions in which the Fund and its portfolio companies operate have laws and regulations relating to data privacy, cyber security and protection of personal information. If the Fund or the
Sub-Adviser
fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause investors and clients to lose confidence in the effectiveness of the Fund’s security measures.
Leverage Risk.
Under current market conditions, the Fund generally intends to utilize leverage in an amount up to 33 1/3% of the Fund’s Managed Assets principally through borrowings. In the future, the Fund may elect to utilize leverage in an amount up to 50% of the Fund’s total assets through the issuance of preferred shares. Leverage may result in greater volatility of the NAV and distributions on the Common Shares because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from borrowings or the issuance of preferred shares, if any, are borne entirely by common shareholders. Common Share income may fall if the interest rate on borrowings or the dividend rate on preferred shares rises, and may fluctuate as the interest rate on borrowings or the dividend rate on preferred shares varies. In addition, the Fund’s use of leverage will result in increased operating costs. Thus, to the extent that the then-current cost of any

56

leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to common shareholders will be reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to common shareholders than if the Fund were not so leveraged. In addition, the costs associated with the Fund’s incursion and maintenance of leverage could increase over time. There can be no assurance that the Fund’s leveraging strategy will be successful.
Any decline in the NAV of the Fund will be borne entirely by common shareholders. Therefore, if the market value of the Fund’s portfolio declines, the Fund’s use of leverage will result in a greater decrease in NAV to common shareholders than if the Fund were not leveraged.
Certain types of borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage or portfolio composition or otherwise. In addition, the terms of the credit agreements may also require that the Fund pledge some or all of its assets as collateral.
Derivatives Risk.
The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by common shareholders.
The Fund relies on certain exemptions in Rule
18f-4
to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on the exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule
18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
Unless the Fund qualifies as a “limited derivatives user” as defined in Rule
18f-4,
the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
Counterparty Risk.
The Fund is subject to credit risk with respect to the counterparties to its derivatives contracts (whether a clearing corporation in the case of exchange-traded instruments or a hedge counterparty in the case of over-the-counter
instruments) purchased by the Fund. Counterparty risk is the risk that the other party in a

57

derivative transaction will not fulfill its contractual obligation. Changes in the credit quality of the companies that serve as the Fund’s counterparties with respect to their derivative transactions will affect the value of those instruments. By entering into derivatives, the Fund assumes the risks that these counterparties could experience financial or other hardships that could call into question their continued ability to perform their obligations. In the case of a default by the counterparty, the Fund could become subject to adverse market movements while replacement transactions are executed. The ability of the Fund to transact business with any one or number of counterparties, the possible lack of a meaningful and independent evaluation of such counterparties’ financial capabilities, and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund. Furthermore, concentration of derivatives in any particular counterparty would subject the Fund to an additional degree of risk with respect to defaults by such counterparty.
The
Sub-Adviser
evaluates and monitors the creditworthiness of counterparties in order to ensure that such counterparties can perform their obligations under the relevant agreements. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial or other difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a dissolution, assignment for the benefit of creditors, liquidation, winding-up,
bankruptcy or other analogous proceedings. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Fund is owed this fair market value upon the termination of the derivative contract and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying assets. The Fund may obtain only a limited recovery or may obtain no recovery at all in such circumstances.
Certain categories of interest rate and credit default swaps are subject to mandatory clearing, and more categories may be subject to mandatory clearing in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared over-the-counter
derivative transactions because generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that a clearing house, or its members, will satisfy the clearing house’s obligations (including, but not limited to, financial obligations and legal obligations to segregate margins collected by the clearing house) to the Fund. Counterparty risk with respect to certain exchange-traded and over-the-counter
derivatives may be further complicated by recently enacted U.S. financial reform legislation. See “Legislation and Regulatory Risk” below.
Legislation and Regulatory Risk.
The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the CFTC, the SEC, the Federal Reserve, the EU or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.
In addition, the securities and futures markets are subject to comprehensive statutes and regulations. For instance, the Dodd–Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) could have an adverse effect on the Fund’s ability to use derivative instruments. The Dodd-Frank Act is designed to impose stringent regulation on the over-the-counter
derivatives market in an attempt to increase transparency and accountability and provides for, among other things, new clearing, execution, margin, reporting, recordkeeping, business conduct, documentation, disclosure, position limit, minimum net capital and registration requirements. Although the CFTC has released final rules relating to clearing, execution, reporting, risk management, compliance, position limit, anti-fraud, consumer protection, portfolio reconciliation, documentation,

58

recordkeeping, business conduct, margin requirements and registration requirements under the Dodd-Frank Act, many of the provisions are subject to further final rulemaking and clarifications, and thus the Dodd-Frank Act’s ultimate impact remains unclear.
In addition to U.S. laws and regulations, certain
non-U.S.
regulatory authorities, such as those in the EU, Australia, Japan and Hong Kong, have passed or proposed, or may propose in the future, legislation similar to that imposed by the Dodd-Frank Act. For example, the EU regulations on derivatives will impose position limits on commodity transactions, and the European Market Infrastructure Regulation (“EMIR”) already requires reporting of derivatives and various risk mitigation techniques to be applied to derivatives entered into by parties that are subject to the jurisdiction of EMIR. Certain entities, including private funds, may be required to clear certain derivatives and may become subject to initial and variation margin requirements with respect to their non-cleared
derivatives, under the recently implemented “EMIR Refit” regulations. These EU regulatory changes may impact the Fund and a broad range of counterparties, both outside and within the EU, and are expected to potentially increase the cost of transacting derivatives for the Fund (particularly with banks and other dealers directly subject to such regulations).
Commodities Regulation.
CFTC Rule 4.5 permits investment advisers to registered investment companies to claim an exclusion from the definition of “commodity pool operator” under the CEA with respect to a fund, provided certain requirements are met. In order to permit the Adviser to claim this exclusion with respect to the Fund, the Fund limits its transactions in certain futures, options on futures and swaps deemed “commodity interests” under CFTC rules (excluding transactions entered into for “bona fide hedging purposes,” as defined under CFTC regulations) such that either: (i) the aggregate initial margin and premiums required to establish such futures, options on futures and swaps do not exceed 5% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions; or (ii) the aggregate net notional value of such futures, options on futures and swaps does not exceed 100% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions. In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets. Accordingly, the Fund is not subject to regulation under the CEA or otherwise regulated by the CFTC. If the Adviser was unable to claim the exclusion with respect to the Fund, the Adviser would become subject to registration and regulation as a commodity pool operator, which would subject the Adviser and the Fund to additional registration and regulatory requirements and increased operating expenses.
Swap Risk.
The Fund may also invest in credit default swaps, total return swaps and interest rate swaps. Such transactions are subject to market risk, liquidity risk, risk of default by the other party to the transaction, known as “counterparty risk,” and risk of imperfect correlation between the value of such instruments and the underlying assets and may involve commissions or other costs. When buying protection under a swap, the risk of loss with respect to swaps generally is limited to the net amount of payments that the Fund is contractually obligated to make. However, when selling protection under a swap, the risk of loss is often the notional value of the underlying asset, which can result in a loss substantially greater than the amount invested in the swap itself. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid; however, there is no guarantee that the swap market will continue to provide liquidity. If the
Sub-Adviser
is incorrect in its forecasts of market values, interest rates or currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if these investment techniques were not used.
In a total return swap, the Fund pays the counterparty periodic payments based on a fixed or variable interest rate and receives in exchange the total return of underlying loans or debt securities. The Fund bears the risk of default on the underlying loans or debt securities, based on the notional amount of the swap. The Fund would typically have to post collateral to cover this potential obligation.

59

Credit Derivatives Risk.
The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. Credit derivatives are transactions between two parties which are designed to isolate and transfer the credit risk associated with a third party (the “reference entity”). Credit derivative transactions in their most common form consist of credit default swap transactions under which one party (the “credit protection buyer”) agrees to make one or more payments in exchange for the other party’s (the “credit protection seller”) obligation to assume the risk of loss if an agreed-upon “credit event” occurs with respect to the reference entity. Credit events are specified in the contract and are intended to identify the occurrence of a significant deterioration in the creditworthiness of the reference entity (e.g., a default on a material portion of its outstanding obligations or a bankruptcy or, in some cases, a restructuring of its debt).
If the
Sub-Adviser
is incorrect in its forecasts of default risks, liquidity risk, counterparty risk, market spreads or other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. Moreover, even if the
Sub-Adviser
is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being protected. The Fund’s risk of loss in a credit derivative transaction varies with the form of the transaction. For example, if the Fund sells protection under a credit default swap, it would collect periodic fees from the buyer and would profit if the credit of the underlying issuer or reference entity remains stable or improves while the swap is outstanding, but the Fund would be required to pay an agreed-upon amount to the buyer (which may be the entire notional amount of the swap) if the reference entity defaults on the reference security. Credit default swap agreements involve greater risks than if the Fund invested in the reference obligation directly.
Credit derivatives may be used to create an exposure to the underlying asset or reference entity, to reduce existing exposure or to create a profit through trading differences in their buying and selling prices. The Fund or its issuers may enter into credit derivatives transactions as protection buyer or seller. Where the Fund is a credit protection buyer, the Fund will only receive a payment if a credit event occurs. Where the Fund is a credit protection seller, it will have a contractual relationship only with the credit protection buyer, and not with the reference entity unless a termination (in whole or in part) of the contract prior to such contract’s scheduled maturity date (in the event of a credit event) occurs with respect to any such reference entity, physical settlement applies and the credit protection seller delivers an asset referenced by the credit default swap (a “reference asset”) to the Fund.
Prepayment Risk.
During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to shareholders. This is known as prepayment or “call” risk. Below investment grade instruments frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met (“call protection”). An issuer may redeem a below investment grade instrument if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Loans typically do not have call protection. For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be enhanced.
The frequency at which prepayments (including voluntary prepayments by obligors and accelerations due to defaults) occur on debt instruments will be affected by a variety of factors including the prevailing level of interest rates and spreads, as well as economic, demographic, tax, social, legal and other factors. Generally, obligors tend to prepay their fixed-rate obligations when prevailing interest rates fall below the coupon rates on their obligations. Similarly, floating rate issuers and borrowers tend to prepay their obligations when spreads narrow.

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In general, “premium” securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments. Since many fixed-rate obligations will be premium instruments when interest rates and/or spreads are low, such debt instruments and asset-backed instruments may be adversely affected by changes in prepayments in any interest rate environment.
The adverse effects of prepayments may impact the Fund’s portfolio in two ways. First, particular investments may experience outright losses, as in the case of an interest-only instrument in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the
Sub-Adviser
may have constructed for these investments, resulting in a loss to the Fund’s overall portfolio. In particular, prepayments (at par) may limit the potential upside of many instruments to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss.
Inflation/Deflation Risk.
Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions on the Common Shares can decline.
In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Economic activity has continued to accelerate across sectors and regions. Nevertheless, global supply chain issues have led, and may in the future lead, to a rise in energy prices. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.
Non-U.S.
Instruments Risk.
The Fund may invest in
non-U.S.
instruments.
Non-U.S.
investments involve certain risks not typically associated with investing in the United States, including risks relating to: (i) currency exchange matters, such as fluctuations in the rate of exchange between the U.S. dollar and the various
non-U.S.
currencies in which the Fund’s
non-U.S.
investments may be denominated and costs associated with the conversion of investment principal and income from one currency into another; (ii) the imposition or modification of foreign exchange controls; (iii) the unpredictability of international trade patterns; (iv) differences between U.S. and
non-U.S.
markets, including potential price volatility in, and relative illiquidity of, some
non-U.S.
markets; (v) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation across some countries; (vi) certain economic, social and political risks, including restrictions on
non-U.S.
investment and repatriation of capital, the risks of economic, social and political instability (including the risk of war, terrorism, social unrest or conflicts) and the possibility of nationalization, confiscatory taxation or expropriation of assets; (vii) the possible imposition of
non-U.S.
taxes on income and gains recognized with respect to such
non-U.S.
investments and the possible imposition of withholding taxes or branch taxes on earnings of the Fund from investments in such jurisdictions; (viii) different bankruptcy laws and customs; (ix) high transaction costs and difficulty in enforcing contractual obligations; and (x) less developed corporate laws and limited information regarding, among other things, fiduciary duties and the protection of investors. Generally, there is less readily available and reliable information about
non-U.S.
issuers or borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The cost of servicing external debt will also generally be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates which are adjusted based upon international interest rates. Because
non-U.S.
instruments may trade on days when the Fund’s Common Shares are not priced, the Fund’s NAV may change at times when Common Shares cannot be sold.

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Foreign Currency Risk.
Because the Fund may invest its Managed Assets in securities or other instruments denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of instruments held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of instruments denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The
Sub-Adviser
may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. See “Risk Factors—Swap Risk.” The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.
Repurchase Agreements Risk.
Subject to its investment objective and policies, the Fund may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future. The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund generally will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.
Reverse Repurchase Agreements Risk.
The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments.
Operational,
 Artificial Intelligence, and Cybersecurity Risk.
The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.
For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.
With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to

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operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified, in large part because different, unknown threats may emerge in the future. Similar types of cybersecurity risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.
The Adviser
and Sub-Adviser may
also utilize AI in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the Adviser’s and Sub-Adviser’s business
operations. AI models may rely on techniques such as natural language processing and machine learning, which are less transparent or interpretable and may produce unexpected results, which could adversely impact the Fund. If the content, analyses, or recommendations that AI applications assist the Adviser or Sub-Adviser in
producing are or are alleged to be deficient, inaccurate, or biased, the Fund may be adversely affected. Additionally, AI tools used by the Adviser or Sub-Adviser may
produce inaccurate, misleading or incomplete responses that could lead to errors in the Adviser’s or Sub-Adviser’s and
their employees’ decision-making, portfolio management or other business activities, which could have a negative impact on the performance of the Fund. Such AI tools could also be used against the
Adviser, Sub-Adviser, or
the Fund and its investments in criminal or negligent ways. The Adviser’s and Sub-Adviser’s competitors
or other third parties could incorporate AI into their products more quickly or more successfully, which could impair the Adviser’s or Sub-Adviser’s ability
to compete effectively. AI has the potential to result in significant and disruptive changes in companies, sectors or industries, including those in which the Fund invests, and any such changes could create new and unpredictable operational, legal and/or regulatory risks. Additionally, AI technologies may be exploited by malicious actors for cyberattacks, market manipulation, and fraud, further exacerbating risks. In the current period of technological and commercial innovation, startups and other companies have found success disrupting traditional approaches to industry or market practices, and the frequency of such disruptions is expected to increase. Such disruptions could negatively impact the Fund and its investments, alter market practices on which the Fund’s investment strategy depends to create investment returns, significantly disrupt the market in which the Fund operates and/or subject the Fund to increased competition.
Additional Capital.
The Fund’s portfolio companies may require additional financing to satisfy their working capital requirements, capital expenditure and acquisition and financing strategies. The amount of additional financing needed will depend upon the maturity and objectives of the particular portfolio company. If the funds provided are not sufficient, such portfolio company may have to raise additional capital at a price unfavorable to existing investors, including the Fund. In addition, the Fund may make additional debt and equity investments or exercise warrants, options or convert convertible securities that were acquired in the initial investment in such portfolio company in order to, among other things, preserve the Fund’s proportionate ownership when a subsequent financing is planned, or to protect or enhance the Fund’s investment when such portfolio company’s performance does not meet expectations. The availability of capital is generally a function of capital market

63

conditions that are beyond the control of the Fund or any portfolio company. There can also be no assurance that the portfolio companies will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from the Fund or any other financing source. For instance, the Fund may be called upon to provide follow-on
funding for its investments or have the opportunity to increase its investment in such a portfolio company. There can be no assurance that the Fund will make follow-on
investments or that it will have sufficient funds or the ability to do so. Any decision by the Fund not to make a follow-on
investment or its inability to make such an investment may, in either case, have a substantial negative impact on a portfolio company in need of such an investment or may diminish the Fund’s ability to influence the portfolio company’s future development. The
Sub-Adviser
will, in its sole discretion, determine whether an investment constitutes an additional investment.
Uncertain Exit Strategies.
Due to the illiquid nature of many of the investments which the Fund expects to make, the
Sub-Adviser
is unable to predict with confidence what, if any, exit strategies will ultimately be available for any given core position. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors. The larger the transaction in which the Fund is participating, the more uncertain the Fund’s exit strategy tends to become.
Investment and Trading Risk.
All investments in securities risk the loss of capital. The
Sub-Adviser
believes that the Fund’s investment program and research techniques moderate this risk through a careful selection of securities and other financial instruments. No guarantee or representation is made that the Fund’s program will be successful. The Fund’s investment program may utilize such investment techniques as leverage, margin transactions, short sales, swaps, options on securities and forward contracts, which practices may, in certain circumstances, increase the adverse impact to which the Fund may be subject. The Fund will invest in bonds or other fixed income instruments, including public and private non-investment
grade bonds, secured loans, second lien debt, convertible securities, options, swaps, collateralized loan obligations and other similar securities. Such instruments may face ongoing uncertainties and exposure to adverse business, financial or economic conditions that could lead to the portfolio company’s inability to meet timely interest and principal payments. The market prices of such instruments are also subject to abrupt and erratic market movements and changes in liquidity and above-average price volatility, and the spread between the bid and asked prices of such instruments may be greater than those prevailing in other securities markets.
Hedging Policies/Risks.
In connection with certain investments, the Fund may employ hedging in support of financing techniques or that is designed to reduce the risks of adverse movements in interest rates, securities prices, commodities prices and currency exchange rates, as well as other risks, and portfolio companies themselves may also utilize hedging techniques. While such transactions may reduce certain risks, such transactions themselves may entail certain other risks, including counterparty default, convergence and other related risks. Thus, while the Fund may benefit from the use of these hedging mechanisms, unanticipated changes in interest rates, securities prices, commodities prices or currency exchange rates or other events related to hedging activities may result in a poorer overall performance for the Fund than if it or its portfolio companies had not entered into such hedging transactions.
Investments in Equity Securities Generally.
The Fund may hold investments in equity securities and equity security-related derivatives. Investments in equity securities of small or medium-sized
market capitalization companies will have more limited marketability than the securities of larger companies. In addition, securities of smaller companies may have greater price volatility. For example, investment in equity securities may arise in connection with the Fund’s debt investment opportunities and may be accompanied by “equity-kickers” or warrants, as well as in the form of equity investments in platform investments, to the extent that any such platform investment is allocated to Apollo Clients (such as the Fund) and not Apollo in accordance with Apollo’s policies and procedures. The Fund may choose to short the equity of an issuer when another technique is not available, most notably a bond or some other derivative. In addition, the Fund may be forced to accept equity in certain circumstances. The value of these financial instruments generally will vary with the performance of the

64

issuer and movements in the equity markets. As a result, the Fund may suffer losses if it invests in equity instruments of issuers whose performance diverges from the
Sub-Adviser’s
expectations or if equity markets generally move in a single direction and the Fund has not hedged against such a general move. The Fund also may be exposed to risks that issuers will not fulfill contractual obligations such as, in the case of private placements, registering restricted securities for public resale. In addition, equity securities fluctuate in value in response to many factors, including the activities and financial condition of individual companies, geographic markets, industry market conditions, interest rates and general economic environments. Holders of equity securities may be wiped out or substantially reduced in value in a bankruptcy proceeding or corporate restructuring.
Portfolio Borrower and Seller Fraud; Breach of Covenant.
The Fund may acquire investments having structural, covenant and other contractual terms providing adequate downside protection, but there can be no assurance that such features and terms will achieve their desired effect and potential investors should regard an investment in the Fund as being speculative and having a high degree of risk. Of paramount concern in acquiring an investment is the possibility of material misrepresentation or omission on the part of the seller, the Portfolio Borrower or other credit support providers, or breach of covenant by any such parties. Such inaccuracy or incompleteness or breach of covenants may adversely affect the valuation of the collateral underlying the loans or the ability of lenders to perfect or effectuate a lien on the collateral securing the loan or the Fund’s ability to otherwise realize on or avoid losses in respect of the investment. The Fund will rely upon the accuracy and completeness of representations made by any such parties to the extent reasonable, but cannot guarantee such accuracy or completeness.
Fund’s Income.
The Fund’s income may at times be variable. For example, there may be times when the Fund holds instruments that are junior to other instruments and as a result of limited cash flow, the Fund receives little or no income. A wide range of factors may adversely affect an obligor’s ability to make repayments, including adverse changes in the financial condition of such obligor or the industries or regions in which it operates; the obligor’s exposure to counterparty risk; systemic risk in the financial system and settlement; changes in law or taxation; changes in governmental regulations or other policies; natural disasters; terrorism; social unrest, civil disturbances; or general economic conditions. Default rates tend to accelerate during economic downturns.
Any defaults will have a negative impact on the value of the Fund’s investments and may reduce the return that the Fund receives from its investments. While some amount of annual defaults is expected to occur in the Fund’s portfolio, defaults in or declines in the value of the Fund’s investments in excess of these expected amounts may result in breaches of covenants under the Fund’s financing arrangements, triggering credit enhancement requirements or accelerated repayment provisions and, if not cured within the relevant grace periods, permitting the finance provider to enforce its security over all the assets of the Fund.
In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of an obligor, holders of debt instruments ranking senior to the Fund’s investments would typically be entitled to receive payment in full before the Fund receives any distributions in respect of its investments. After repaying the senior creditors, such obligor may not have any remaining assets to repay its obligations to the Fund. In the case of debt ranking equally with the loans or debt securities in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant investee company. Each jurisdiction in which the Fund invests has its own insolvency laws. As a result, investments in similarly situated investee companies in different jurisdictions may well confer different rights in the event of insolvency.
Credit Linked Notes.
The Fund or its portfolio companies may utilize notes; the performance of which are linked to the credit performance of a reference portfolio of certain loan-related claims on corporate and similar entities that are specified from time to time. CLNs may be speculative and note holders may lose some or all of their initial investments. CLNs may not be rated by any credit agency and are subject not only to note holders’ credit risk exposure, but, also, to the credit risk of the issuer, whose credit ratings and credit spreads may adversely affect the market value of such CLNs.

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Asset-Backed Securities Investments.
The Fund’s investment program is expected to include a significant amount of asset-backed securities investments in a range of asset classes that will subject them to further risks, including, among others, credit risk, liquidity risk, interest rate and other market risk, operational risk, structural risk, sponsor risk, monoline wrapper risk and other legal risk. Some, but not all, of these additional asset classes and certain related risks are described below.
The investment characteristics of ABS differ from those of traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. ABS are not secured by an interest in the related collateral. Credit card receivables, for example, are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer loan laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of ABS backed by automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related ABS. The risk of investing in ABS is ultimately dependent upon payment of underlying loans by the debtor.
In addition, investments in subordinated ABS involve greater credit risk of default than the senior classes of the issue or series. Default risks may be further pronounced in the case of ABS secured by, or evidencing an interest in, a relatively small or less diverse pool of underlying loans. Certain subordinated securities absorb all losses from default before any other class of securities is at risk. There may also be no established, liquid secondary market for many of the ABS the Fund may purchase. The lack of such an established, liquid secondary market may have an adverse effect on the market value of such ABS and the Fund’s ability to sell them. Further, ABS may be subject to certain transfer restrictions that may further restrict liquidity.
Commercial Mortgage-Backed Securities.
The Fund may invest in commercial mortgage-backed securities and other mortgage-backed securities, including subordinated tranches of such securities. The value of CMBS will be influenced by factors affecting the value of the underlying real estate portfolio, and by the terms and payment histories of such CMBS.
Some or all of the CMBS contemplated to be acquired by the Fund may not be rated, or may be rated lower than investment grade securities, by one or more nationally recognized statistical rating organizations. Lower-rated or unrated CMBS, or
“B-pieces,”
have speculative characteristics and can involve substantial financial risks as a result. The prices of lower credit quality securities have been found to be less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic or real estate market conditions or individual issuer concerns. As an investor in subordinated CMBS in particular, the Fund will be first in line among debt holders to bear the risk of loss from delinquencies and defaults experienced on the collateral.
The Fund may acquire subordinated tranches of CMBS issuances. In general, subordinated tranches of CMBS are entitled to receive repayment of principal only after all principal payments have been made on more senior tranches and also have subordinated rights as to receipt of interest distributions. Such subordinated tranches are subject to a greater risk of nonpayment than are senior tranches of CMBS or CMBS backed by third party credit enhancement. In addition, an active secondary market for such subordinated securities is not as well developed as the market for certain other mortgage-backed securities. Accordingly, such subordinated CMBS may have limited marketability and there can be no assurance that a more efficient secondary market will develop.
The value of CMBS and other mortgage-backed securities in which the Fund may invest generally will have an inverse relationship with interest rates. Accordingly, if interest rates rise, the value of such securities will decline. In addition, to the extent that the mortgage loans which underlie specific mortgage-backed securities are pre-payable,
the value of such mortgage securities may be negatively affected by increasing prepayments, which generally occur when interest rates decline.

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Residential Mortgage-Backed Securities.
The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized and the securities issued in such securitization may be guaranteed or credit enhanced. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the area where the related mortgaged property is located, the borrower’s equity in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.
Participation Interests.
The Fund may purchase participation interests in debt instruments which do not entitle the holder thereof to direct rights against the obligor. Participations held by the Fund in a seller’s portion of a debt instrument typically result in a contractual relationship only with such seller, not with the obligor. The Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the seller and only upon receipt by such seller of such payments from the obligor. In connection with purchasing participations, the Fund generally will have no right to enforce compliance by the obligor with the terms of the related loan agreement, nor any rights of set-off
against the obligor and the Fund may not directly benefit from the collateral supporting the debt instrument in which it has purchased the participation. As a result, the Fund will assume the credit risk of both the obligor and the seller selling the participation. In the event of the insolvency of such seller, the Fund may be treated as a general creditor of such seller, and may not benefit from any set-off
between such seller and the obligor. When the Fund holds a participation in a debt instrument it may not have the right to vote to waive enforcement of any restrictive covenant breached by an obligor or, if the Fund does not vote as requested by the seller, it may be subject to repurchase of the participation at par. Sellers voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund, and such selling institutions may not consider the interests of the Fund in connection with their votes.
Security Risk.
Certain investments such as trade claims or consumer receivables may not be secured over underlying assets. Investments may be secured by mortgages, charges, pledges, liens or other security interests. Depending on the jurisdiction in which such security interests are created, enforcement of such securities can be a complicated and difficult process. For example, enforcement of security interests in certain jurisdictions can require a court order and a sale of the secured property through public bidding or auction. In addition, some courts may delay, upon the obligor’s application, the enforcement of a security if the obligor can show that it has a valid reason for requesting such delay, such as showing that the default was caused by temporary hardships. For example, some jurisdictions grant courts the power to declare security interest arrangements to be void if they deem the security interest to be excessive.
Short Selling.
The Fund’s investment program may include short selling. Short selling involves selling securities which may or may not be owned by the seller and borrowing the same securities for delivery to the purchaser, with an obligation to return the borrowed securities to the lender at a later date. Short selling allows the seller to profit from declines in market prices to the extent such decline exceeds the transaction costs and the costs of borrowing the securities and may be an important aspect of certain of the investment strategies of the Fund. The extent to which the Fund engages in short sales will depend upon its investment strategy and perception of market direction. A short sale creates the risk of a theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost to the Fund of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase at the time the Fund desires to close out such short position. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.

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The SEC and other U.S. and
non-U.S.
regulatory authorities have imposed, and may impose in the future, restrictions on short selling, either on a temporary or permanent basis, and have adopted rules that regulate and require reporting of short-selling activities. Such regulations and restrictions include placing limitations on specific companies and/or industries with respect to which the Fund may enter into short positions, may hinder the Fund in, or prevent it from, implementing its investment strategies, and may negatively affect the Fund’s performance.
Options.
The Fund or its portfolio companies may buy or sell (write) both call options and put options (either exchange-traded or over-the-counter
in
principal-to-principal
transactions), and when it writes options it may do so on a “covered” or an “uncovered” basis. The risk of writing a call is theoretically unlimited unless the call option is “covered.” A call option is “covered” when the writer owns the underlying assets in at least the amount of which the call option applies. The Fund’s options transactions may be part of a hedging tactic (i.e., offsetting the risk involved in another securities position) or a form of leverage, in which the Fund has the right to benefit from price movements in a large number of securities with a small commitment of capital. These activities involve risks that can be large, depending on the circumstances. When the Fund buys an option, a decrease (or inadequate increase) in the price of the underlying security in the case of a call, or an increase (or inadequate decrease) in the price of the underlying security in the case of a put, could result in a total loss of the Fund’s investment in the option (including commissions). When the Fund sells (writes) an option, the risk can be substantially greater than when it buys an option. The seller of an uncovered call option bears the risk of an increase in the market price of the underlying security above the exercise price.
Investments in Convertible Securities.
Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible
securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Investments in Below Investment Grade Securities.
A significant portion of the Fund’s investments may also be in obligations or securities that are rated below investment grade by recognized rating services such as Moody’s and Standard & Poor’s. Securities rated below investment grade and unrated securities generally offer a higher current yield than that available from higher grade issues, but typically involve greater risk. Securities rated below investment grade and unrated securities are typically subject to adverse changes in general economic conditions, changes in the financial condition of their issuers and price fluctuation in response to changes in interest rates. During periods of economic downturn or rising interest rates, issuers of securities rated below investment grade and unrated securities may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default. Adverse publicity and investor

68

perceptions, whether or not based on fundamental analysis, may also decrease the values and liquidity of securities rated below investment grade and unrated securities, especially in a market characterized by a low volume of trading. In addition, the secondary market for high-yield securities, which is concentrated in relatively few market makers, may not be as liquid as the secondary market for more highly rated securities. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded.
Investments in Distressed Securities and Restructurings; Investments Subject to Bankruptcy Laws.
The Fund may make investments, in restructurings or otherwise, that involve portfolio companies that are experiencing, or are expected to experience, severe financial difficulties. These financial difficulties may never be overcome and may lead to uncertain outcomes, including causing such portfolio company to become subject to bankruptcy proceedings. There are a number of significant risks inherent in the bankruptcy process. For example, in order to protect net operating losses of an obligor in bankruptcy, a bankruptcy court might take any number of actions, including prohibiting or limiting the transfer of claims held by certain classes of creditors. Such a prohibition could have a material adverse effect on the value of certain investments made by the Fund. For example, the Fund might be prohibited from liquidating investments which are declining in value.
In addition, investments in issuers that are experiencing, or are expected to experience, severe financial difficulties could, in certain circumstances, subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment therein. For example, under certain circumstances, a lender who has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In addition, under certain circumstances, payments to the Fund and distributions by the Fund to the shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, a preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings may be adversely affected by statutes related to, among other things, fraudulent conveyances, voidable preferences, lender liability and the bankruptcy court’s discretionary power to disallow, subordinate or disenfranchise particular claims or re-characterize
investments made in the form of debt as equity contributions. The possibility of litigation between the participants in a reorganization is another consideration that makes any evaluation of the outcome of an investment uncertain.
Such investments could also be subject to federal bankruptcy laws and state fraudulent conveyance laws, which may vary from state to state, if the securities relating to such investments were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities.
Minority Position and Toehold Investments.
The Fund could also make minority equity or debt investments in companies where the Fund may have limited influence. Such companies may have economic or business interests or goals that are inconsistent with those of the Fund and the Fund may not be in a position to limit or otherwise protect the value of its investment in such companies. The Fund’s control over the investment policies of such companies may also be limited. This could result in the Fund’s investments being frozen in minority positions that incur a substantial loss. If the Fund takes such a minority position in publicly traded securities as a
“toe-hold”
investment, then such publicly traded securities may fluctuate in value over the limited duration of the Fund’s investment in such publicly traded securities, which could potentiality reduce returns to shareholders. While the
Sub-Adviser
may seek to accumulate larger positions, the Fund may accumulate minority positions in the outstanding voting stock, or securities convertible into the voting stock, of potential portfolio companies. While the
Sub-Adviser
will seek to achieve such accumulation through open market purchases, registered tender offers, negotiated transactions or private placements, the Fund may be unable to accumulate a sufficiently large position in a target company to execute its strategy. In such circumstances, the Fund may dispose of its position in the target company within a short time of acquiring it and there can be no assurance that the price at which the Fund can sell such stock will not have declined since the time of acquisition. This may be exacerbated by the fact that stock of the companies that the Fund may target may be thinly traded and that the Fund’s position may nevertheless have been substantial and its disposal may depress the market price for such stock.

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Investments in the Energy Industry.
Investments in the energy sector may be subject to a variety of risks, not all of which can be foreseen or quantified. Such risks may include, but are not limited to: (i) the risk that the technology employed in an energy project will not be effective or efficient; (ii) uncertainty about the availability or efficacy of energy sales agreements or fuel supply agreements that may be entered into in connection with a project; (iii) risks that regulations affecting the energy industry will change in a manner detrimental to the industry; (iv) environmental liability risks related to energy properties and projects; (v) risks of equipment failures, fuel interruptions, loss of sale and supply contracts or fuel contracts, decreases or escalations in power contract or fuel contract prices, bankruptcy of key customers or suppliers, tort liability in excess of insurance coverage, inability to obtain desirable amounts of insurance at economic rates, acts of God and other catastrophes; (vi) uncertainty about the extent, quality and availability of oil and gas reserves; (vii) the risk that interest rates may increase, making it difficult or impossible to obtain project financing or impairing the cash flow of leveraged projects; and (viii) the risk of changes in values of companies in the energy sector whose operations are affected by changes in prices and supplies of energy fuels (prices and supplies of energy fuels can fluctuate significantly over a short period of time due to changes in international politics, energy conservation, the success of exploration projects, the tax and other regulatory policies of various governments and the economic growth of countries that are large consumers of energy, as well as other factors). The occurrence of events related to the foregoing may have a material adverse effect on the Fund and its investments.
In addition to the foregoing, certain of the portfolio companies in which the Fund invests may be subject to the risks inherent in acquiring or developing recoverable oil and natural gas reserves, including capital expenditures for the identification and acquisition of projects, the drilling and completion of wells and the conduct of development and production operations. The presence of unanticipated pressures or irregularities in formations, miscalculations or accidents may cause such activity to be unsuccessful, which may result in losses. Furthermore, successful investment in oil and natural gas properties and other related facilities and properties requires an assessment of (i) recoverable reserves; (ii) future oil and natural gas prices; (iii) operating and capital costs; (iv) potential environmental and other liabilities; and (v) other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. Also, the revenues generated by certain of the portfolio companies in which the Fund invests may be dependent on the future prices of and the demand for oil and natural gas. Oil and gas investments may have significant shortfalls in projected cash flow if oil and gas prices decline from levels projected at the time the investment is made. Various factors beyond the control of the Fund will affect prices of oil, natural gas and natural gas liquids, including the worldwide supply of oil and natural gas, political instability or armed conflict in oil and natural gas producing regions, the price of foreign imports, the level of consumer demand, the price and availability of alternative fuels, the availability of pipeline capacity and changes in existing government regulation, taxation and price control. Prices for oil and natural gas have fluctuated greatly during the past, and markets for oil, natural gas and natural gas liquids continue to be volatile. Further, to the extent the Fund invests in or receives energy royalty interests, the Fund will generally receive revenues from those royalty interests only upon sales of oil, gas and other hydrocarbon production by the underlying property or upon sale of the royalty interests themselves. There can be no assurance that reserves sufficient to provide the expected royalty income will be discovered or produced.
Volatile oil, natural gas and natural gas liquids prices make it difficult to estimate the value of developed properties for acquisition and divestiture (and collateral purposes) and often cause disruption in the market for oil, natural gas and natural gas liquids developed properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects. In addition, estimates of hydrocarbon reserves by qualified engineers are often a key factor in valuing certain oil and gas assets. These estimates are subject to wide variances based on changes in commodity prices and certain technical assumptions. Accordingly, it is possible for such reserve estimates to be significantly revised from time to time, creating significant changes in the value of the Fund’s portfolio investments.
Legal and Regulatory Matters in the Energy Sector.
Power generation and transmission, as well as oil, natural gas and coal storage, handling, processing and transportation, are extensively regulated; statutory and regulatory

70

requirements may include those imposed by energy, zoning, environmental, safety, labor and other regulatory or political authorities. Failure to obtain or a delay in the receipt of relevant governmental permits or approvals, including regulatory approvals, could hinder operation of an investment and result in fines or additional costs. Obtaining permits and approvals or complying with ongoing regulatory requirements may be costly and/or time-consuming to obtain. Moreover, the adoption of new laws or regulations, including those with respect to the emission of greenhouse gasses, or changes in the interpretation of existing laws or regulations or changes in the persons charged with political oversight of such laws or regulations, could have a material adverse effect upon the profitability of the Fund or its portfolio companies and could necessitate the creation of new business models and the restructuring of investments in order to meet regulatory requirements, which may be costly and/or time-consuming.
General Risks of Investments in the Utility and Power Industries.
The Fund may invest in the utility and power sectors. These investments are sensitive to fluctuations in resource availability, energy supply and demand, interest rates, special risks of constructing and operating facilities (including nuclear facilities), lack of control over pricing, merger and acquisition activity, weather conditions (including abnormally mild winter or summer weather and abnormally harsh winter or summer weather), availability and adequacy of pipeline and other transportation facilities, geopolitical conditions in gas or oil producing regions and countries (including the risk of nationalization of the natural gas, oil and related sectors), the ability of members of the Organization of the Petroleum Exporting Countries to agree upon and maintain oil prices and production levels, the price and availability of alternative fuels, international and regional trade contracts, labor contracts, the impact of energy conservation efforts, environmental considerations, public policy initiatives and regulation.
Regulatory Risks of Investments in the Utility and Power Industries.
Utility and power companies are subject to significant regulation in many aspects of their operations, including how facilities are constructed, maintained and operated, environmental and safety controls and the prices they may charge for the products and services. There are a variety of risks relating to actions of various governmental agencies and authorities in such industries. Additionally, stricter laws, regulations or enforcement policies could be enacted or pursued in the future, which would likely increase compliance costs and may adversely affect the financial performance of energy companies which may have implications for the companies that support the energy sectors’ infrastructure-related requirements.
Investment in the Communications Industry.
The Fund’s portfolio companies may include communications companies. Communications companies in the U.S., Europe and other developed and emerging countries undergo continual changes mainly due to evolving levels of governmental regulation or deregulation as well as the rapid development of communication technologies. Competitive pressures within the communications industry are intense, and the securities of communications companies may be subject to significant price volatility. In addition, because the communications industry is subject to rapid and significant changes in technology, the companies in this industry in which the Fund may invest will face competition from technologies being developed or to be developed in the future by others, which may make such companies’ products and services obsolete.
Investing in Media Companies.
The Fund may focus a portion of its investment activities in media companies. These companies are sensitive to, among other things, global economic conditions, fluctuations in advertising expenditures from which media companies derive substantial revenue, seasonal fluctuations, changes in public and consumer tastes and preferences for products, content and services, rapidly changing technologies, theft of intellectual property including lost revenue due to copyright infringement, retention of key talent and management, merger and acquisition activity and regulation and other political considerations, which may cause the Fund to experience substantial volatility. Further, to the extent the Fund invests in or receives media company royalty interests, the Fund will generally receive revenues from those royalty interests only upon the sale of the source of the royalty payments by the underlying owner of such interests or upon sale of the royalty interests themselves. There can be no assurance that the sources of the expected royalty income will perform as anticipated.

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Risks Inherent to Real Estate Investing.
The Fund will invest in debt investments related to real estate. Real estate historically has experienced significant fluctuations and cycles in performance that may result in reductions in the value of the Fund’s investments. The ultimate performance and value of such investments of the Fund are subject to the varying degrees of risk generally incident to ownership and operations of the properties to which the Fund will be exposed and which collateralize or support its investments. The ultimate performance and value of the Fund’s investments depend upon, in large part, the Fund’s ability to operate each such investment so that it provides sufficient cash flows necessary to pay the Fund’s equity investment and a return on such investment, or to pay interest and principal due to the Fund or a lender. Revenues and cash flows may be adversely affected by:

•	changes in local real estate market conditions due to changes in national or local economic conditions or changes in local property market characteristics;

•	government regulation including taking or condemnation losses and limitations on rent, such as rent control and rent stabilization;

•	competition from other properties and changes in the supply and demand for competing properties in an area;

•	fluctuations in building occupancy and the financial resources of tenants;

•
changes in interest rates and in the state of the debt and equity capital markets, particularly the availability of debt financing which may render the sale or refinancing of properties difficult or impracticable;

•	the ongoing need for capital improvements, particularly in older buildings;

•	changes in real estate tax rates and other operating expenses;

•
adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, hurricanes, floods, fires and other natural disasters, acts of war or terrorism, which may decrease the availability of or increase the cost of insurance or result in uninsured losses;

•	adverse changes in zoning laws;

•	the impact of present or future environmental legislation and compliance with environmental laws;

•	the impact of lawsuits which could cause the Fund to incur significant legal expenses and divert management’s time and attention from day-to-day operations of the Fund; and

•	other adverse factors that are beyond the Fund’s control.
In the event that any of the Fund’s investments experience any of the foregoing events or occurrences, the value of, and return on, such investments would be negatively impacted.
Reliance on Corporate Management and Financial Reporting.
Many of the strategies implemented by the Fund rely on the financial information made available by the issuers in which the Fund invests. The
Sub-Adviser
has no ability to independently verify the financial information disseminated by the issuer in which the Fund invests and is dependent upon the integrity of both the management of these issuers and the financial reporting process in general.
Broker, Dealer or Custodian Insolvency.
The Fund’s assets may be held in one or more accounts maintained for the Fund by its prime brokers or at other brokers or with one or more custodians, which may be located in various jurisdictions. Such prime brokers, local brokers and custodians, as brokerage firms, custodians or commercial banks, may be subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency

72

of a prime broker or custodian or any of their respective
sub-custodians,
agents or affiliates, or a local broker, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should assume that the insolvency of any of the prime brokers or such other service providers would result in a loss to the Fund, which could be material.
Investments in the Insurance Sector.
The Fund may also invest in esoteric asset classes such as the insurance capital markets, which include insurance-linked securities (whereby the performance and return of the investment depend on the results of the underlying policy or instrument), insurance securitizations, catastrophe bonds, life insurance/life annuity combination bonds, structured settlements, insurance reserve financing, mortality/longevity swaps, life settlements, premium finance loans and other similar asset backed securities or instruments. These are specialized asset classes with unique risks, and prospective shareholders should carefully consider, among other factors, the matters described below, each of which could have an adverse effect on the value of their investments in the Fund. On an opportunistic basis, the Fund may invest in insurance-linked securities, whereby the performance and return of the investment depend on the results of the underlying insurance policy or instrument. An investment by the Fund in the insurance capital markets involves a high degree of risk, including the risk that the entire amount invested may be lost. Such investments would constitute investing in a relatively new and developing asset class where a significant part of the asset class involves relatively illiquid instruments.
ESG Considerations.
As part of its investment process, for certain of the Fund’s investments, the Adviser considers financially material environmental, social and governance (“ESG”) factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors. Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors, nor will it promote ESG characteristics ahead of other investment considerations.
Laws of Other Jurisdictions Where the Fund is Marketed.
Shares in the Fund may be marketed in various jurisdictions in addition to those more specifically addressed elsewhere in this prospectus. In order to market shares in the Fund in certain jurisdictions (or to investors who are citizens of or resident in such jurisdictions), the Fund, the
Sub-Adviser,
Apollo and its affiliates will be required to comply with applicable laws and regulations relating to such activities. Compliance may involve, among other things, making notifications to or filings with local regulatory authorities, registering the Fund, the
Sub-Adviser,
Apollo and its affiliates or the shares with local regulatory authorities or complying with operating or investment restrictions and requirements, including with respect to prudential regulation. Compliance with such laws and regulations may limit the ability of the Fund to participate in investment opportunities and may impose onerous or conflicting operating requirements on the Fund, the
Sub-Adviser,
Apollo and its affiliates. The costs, fees and expenses incurred in order to comply with such laws and regulations, including related legal fees and filing or registration fees and expenses, will be borne by the Fund and may be substantial. In addition, if the Fund, the
Sub-Adviser,
Apollo and its affiliates were to fail to comply with such laws and regulations, any or all of them could be subject to fines or other penalties, the cost of which typically would be borne by the Fund.
Eurozone Risks.
The Fund’s investments and its investment performance will most likely be affected by economic and fiscal conditions in Eurozone countries and developments relating to the euro. The deterioration of the Sovereign Debt of several Eurozone countries together with the risk of contagion to other more stable economies exacerbated the global economic crisis. This situation raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union. Economic, political or other factors could still result in changes to the composition of the European Monetary Union. The risk that other Eurozone countries could be subject to higher borrowing costs and face further deterioration in their economies, together with the

73

risk that some countries could withdraw from the Eurozone, could have a negative impact on the Fund’s investment activities. A reintroduction of national currencies in one or more Eurozone countries or, in more extreme circumstances, the possible dissolution of the European Monetary Union cannot be ruled out. The departure or risk of departure from the European Monetary Union by one or more Eurozone countries and/or the abandonment of the euro as a currency could have major negative effects on the Fund. If the European Monetary Union is dissolved entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of investors’ shares in the Fund.
Sovereign Debt.
It is anticipated that the Fund may invest in Sovereign Debt. Sovereign Debt may include securities that the
Sub-Adviser
believes are likely to be included in restructurings of the external debt obligations of the issuer in question. The ability of an issuer to make payments on Sovereign Debt, the market value of such debt and the inclusion of Sovereign Debt in future restructurings may be affected by a number of other factors, including such issuer’s: (i) balance of trade and access to international financing; (ii) cost of servicing such obligations, which may be affected by changes in international interest rates; and (iii) level of international currency reserves, which may affect the amount of foreign exchange available for external debt payments. Significant ongoing uncertainties and exposure to adverse conditions may undermine the issuer’s ability to make timely payment of interest and principal, and issuers may default on their Sovereign Debt.
Risks Associated With Investments in Securities Indexed to the Value of Foreign Equity Securities.
Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.
Fraudulent Conveyance Considerations.
Various laws enacted for the protection of creditors may apply to certain investments that are debt obligations, although the existence and applicability of such laws will vary from jurisdiction to jurisdiction. For example, if a court were to find that the borrower did not receive fair consideration or reasonably equivalent value for incurring indebtedness evidenced by an investment and the grant of any security interest or other lien securing such investment, and, after giving effect to such indebtedness, the borrower (i) was insolvent; (ii) was engaged in a business for which the assets remaining in such borrower constituted unreasonably small capital; or (iii) intended to incur or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could invalidate such indebtedness and such security interest or other lien as fraudulent conveyances, subordinate such indebtedness to existing or future creditors of the borrower or recover amounts previously paid by the borrower (including to the Fund) in satisfaction of such indebtedness or proceeds of such security interest or other lien previously applied in satisfaction of such indebtedness. In addition, if an issuer in which the Fund has an investment becomes insolvent, any payment made on such investment may be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year) before insolvency. In general, if payments on an investment are voidable, whether as fraudulent conveyances or preferences, such payments can be recaptured either from the initial recipient or from subsequent transferees of such payments. To the extent that any such payments are recaptured from the Fund, the resulting loss will be borne by the Fund.
Environmental Matters.
Ordinary operation or the occurrence of an accident with respect to a portfolio company could cause major environmental damage, personal injury or property damage, which may result in significant financial distress to such portfolio company, even if covered by insurance. In addition, persons who arrange for the disposal or treatment of hazardous materials may also be liable for the costs of removal or remediation of these materials at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by those persons. Certain environmental laws and regulations may require that an owner or operator of an asset address prior environmental contamination, which could involve substantial cost and other liabilities. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was

74

responsible for, the release or presence of environmental contamination and may impose joint and several liability (including amongst the Fund, other Apollo Clients and the applicable portfolio company) or liabilities or obligations that purport to extend to (and pierce any corporate veil that would otherwise protect) the ultimate beneficial owners of the owner or operator of the relevant property or operating company that stand to financially benefit from such property’s or company’s operations. The Fund (and its shareholders) may therefore be exposed to substantial risk of loss from environmental claims arising in respect of its investments. Furthermore, changes in environmental laws or regulations or the environmental condition of an investment may create liabilities that did not exist at the time of its acquisition and that could not have been foreseen. Community and environmental groups may protest about the development or operation of portfolio company assets, which may induce government action to the detriment of the Fund. New and more stringent environmental or health and safety laws, regulations and permit requirements, or stricter interpretations of current laws, regulations or requirements, could impose substantial additional costs on a portfolio company, or could otherwise place a portfolio company at a competitive disadvantage compared to other companies, and failure to comply with any such requirements could have an adverse effect on a portfolio company. Even in cases where the Fund is indemnified by the seller with respect to an investment against liabilities arising out of violations of environmental laws and regulations, there can be no assurance as to the financial viability of the seller to satisfy such indemnities or the ability of the Fund to achieve enforcement of such indemnities. If these liabilities were to arise with respect to the Fund or its portfolio companies, the Fund might suffer significant losses and incur significant liabilities and obligations. The having or exercise of control or influence over a portfolio company could expose the assets of the Fund, the
Sub-Adviser
and their respective affiliates to claims by such portfolio company, its security holders and its creditors and regulatory authorities or other bodies. While the
Sub-Adviser
intends to manage the Fund to minimize exposure to these risks, the possibility of successful claims cannot be precluded, nor can there be any assurance as to whether such laws, rules, regulations and court decisions will be expanded or otherwise applied in a manner that is adverse to portfolio companies and the Fund and its shareholders. Moreover, it is possible that, when evaluating a potential investment, the
Sub-Adviser
may choose not to pursue or consummate such investment, if any of the foregoing risks may create liabilities or other obligations for any of the Fund, the
Sub-Adviser
or any of their respective affiliates, partners or employees. See also “—Control Person Liability” below.
Force Majeure and Expropriation Risk.
Portfolio companies may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Natural disasters, epidemics and other acts of God, which are beyond the control of the
Sub-Adviser,
may negatively affect the economy, infrastructure and livelihood of people throughout the world. For example, southeast Asia and many countries in Asia, including China, Japan, Indonesia and Australia have been affected by earthquakes, floods, typhoons, drought, heat waves or forest fires. Disease outbreaks have occurred in Asia in the past (including severe acute respiratory syndrome, or SARS, avian flu, H1N1/09 flu and
COVID-19)
and are occurring globally at present, and any prolonged occurrence of infectious disease, or other adverse public health developments or natural disasters in any country related to the Fund’s investments may have a negative effect on the Fund. Resulting catastrophic losses may either be uninsurable or insurable at such high rates as to make such coverage impracticable. If such a major uninsured loss were to occur with respect to any of the Fund’s investments, the Fund could lose both invested capital and anticipated profits.
The Fund may acquire portfolio companies that are located in areas that are subject to climate change and, as such, there may be significant physical effects of climate change that have the potential to have a material effect on the Fund’s business and operations. Physical impacts of climate change may include: increased storm intensity and severity of weather (e.g., floods or hurricanes); wildfires; sea level rise; and extreme temperatures. For example, many climate models indicate that global warming is likely to result in rising sea levels and increased frequency and severity of weather events, which may lead to higher insurance costs, or a decrease in available coverage, for portfolio companies in areas subject to severe weather. These climate-related effects could damage the portfolio company’s physical infrastructure, especially operations located in low-lying
areas near coasts and riverbanks, and facilities situated in hurricane-prone and rain-susceptible regions.

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Some force majeure events may adversely affect the ability of a party (including a portfolio company or a counterparty to the Fund or a portfolio company) to perform its obligations until it is able to remedy the force majeure event. In addition, the cost to a portfolio company or the Fund of repairing or replacing damaged assets resulting from such force majeure event could be considerable. Certain force majeure events (such as war or an outbreak of an infectious disease) could have a broader negative impact on the world economy and international business activity generally, or in any of the countries in which the Fund may invest specifically. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control over one or more portfolio companies or its assets, could result in a loss to the Fund, including if its investment in such portfolio company is canceled, unwound or acquired (which could be without what the Fund considers to be adequate compensation). Any of the foregoing may therefore adversely affect the performance of the Fund and its investments.
Due Diligence.
The
Sub-Adviser
will conduct, and will use third parties to conduct, due diligence on prospective investments. In conducting such due diligence, the
Sub-Adviser’s
investment professionals will use publicly available information, as well as information from their relationships with former and current bank lenders, management teams, consultants, competitors and investment bankers. Such level of due diligence may not, however, reveal all matters and issues, material or otherwise, relating to prospective investments.
Possibility of Fraud or Other Misconduct of Employees and Service Providers.
Misconduct by employees of the
Sub-Adviser,
service providers to the Fund and/or their respective affiliates (including affiliated service providers) could cause significant losses to the Fund. Misconduct may include entering into transactions without authorization, the failure to comply with operational and risk procedures, including due diligence procedures, misrepresentations as to investments being considered by the Fund, the improper use or disclosure of confidential or material non-public
information, which could result in litigation or serious financial harm, including limiting the Fund’s business prospects or future marketing activities and non-compliance
with applicable laws or regulations and the concealing of any of the foregoing. Such activities may result in reputational damage, litigation, business disruption and/or financial losses to the Fund. Apollo has controls and procedures through which it seeks to minimize the risk of such misconduct occurring. However, no assurances can be given that the
Sub-Adviser
will be able to identify or prevent such misconduct.
In addition, instances of fraud and other deceptive practices or devices employed by management or owners of portfolio companies in which the Fund invests may undermine the
Sub-Adviser’s
due diligence efforts with respect to such companies and, if such fraud is discovered, negatively affect the valuation of the Fund’s investments. In addition, when discovered, financial fraud may contribute to overall market volatility that could negatively impact the Fund’s investments. In the event of fraud by any portfolio company in which the Fund invests, the Fund may suffer a partial or total loss of its capital investment in that company.
Trade Errors.
The
Sub-Adviser
has adopted a policy for the purpose of addressing trade errors that may arise, from time to time, with respect to the securities transactions of the Fund. The
Sub-Adviser,
pursuant to the policy, will seek to identify and correct any trade errors in an expeditious manner. The determination of whether or not a trade error has occurred will be in the discretion of the
Sub-Adviser,
and investors should be aware that, in making such determinations, the
Sub-Adviser
will have a conflict of interest.
Over-the-Counter
Trading.
The Fund’s investment and hedging strategies may involve it or its portfolio companies engaging in forward currency contracts and options, as well as currency and credit default swaps and other derivatives. There is no limitation on daily price movements on these instruments and speculative position limits are not currently applicable. The principals who deal in these markets are not required to continue to make markets and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain contracts or have quoted prices with unusually wide spreads between the prices at which they were prepared to buy and those at which they were prepared to sell. Disruptions can also occur in any market in which the Fund or any of its portfolio companies trades due to unusually high trading volume, political intervention or other factors. The

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imposition of controls by governmental authorities might also limit such trading to less than that which the
Sub-Adviser
would otherwise recommend, to the possible detriment of the Fund. Market illiquidity or disruption could result in significant losses to the Fund.
Over-Commitment.
In order to facilitate the acquisition of a portfolio company, the Fund may make (or commit to make) an investment that exceeds the desired amount with a view to selling a portion of such investment to co-investors
or other persons prior to or within a reasonable time after the closing of the acquisition. In such event, the Fund will bear the risk that any or all of the excess portion of such investment may not be sold or may only be sold on unattractive terms and that, as a consequence, the Fund may bear the entire portion of any break-up
fee or other fees, costs and expenses related to such investment, including break-up
fees and hold a larger than expected portion of such portfolio company or may realize lower than expected returns from such investment. The
Sub-Adviser
endeavors to address such risks by requiring such investments to be in the best interests of the Fund, regardless of whether any sell-down ultimately occurs. None of the
Sub-Adviser
or any of its affiliates will be deemed to have violated any duty or other obligation to the Fund or any of its investors by engaging in such investment and sell-down activities.
Expedited Transactions.
Investment analyses and decisions by the
Sub-Adviser
will often be undertaken on an expedited basis in order for the Fund to take advantage of investment opportunities. In such cases, the information available to the
Sub-Adviser
at the time of an investment decision may be limited, and the
Sub-Adviser
may not have access to the detailed information necessary for a full evaluation of the investment opportunity. In addition, the
Sub-Adviser
may rely upon independent consultants or advisors in connection with the evaluation of proposed investments. There can be no assurance that these consultants or advisors will accurately evaluate such investments.
Non-Controlling
Investments.
The Fund is expected to hold a
non-controlling
interest in portfolio companies and, therefore, may have a limited ability to protect its position in such portfolio companies. Further, the Fund may have no right to appoint a director and, as a result, may have a limited ability to influence the management of such portfolio companies. In such cases, the Fund will be significantly reliant on the existing management and board of directors of such companies, which may include representation of other investors with whom the Fund is not affiliated and whose interests may conflict with the Fund’s interests. Where practicable and appropriate, it is expected that shareholder rights generally will be sought to protect the Fund’s interests. There can be no assurance, however, that such minority investor rights will be available, or that such rights will provide sufficient protection of the Fund’s interests. In addition, the Fund may hold investments in debt instruments or other investments that do not entitle the Fund to voting rights and, therefore, the Fund may have a limited ability to protect such investments.
Control Person Liability.
The Fund could, as a result of a restructuring or other event with respect to a portfolio company, acquire a controlling interest in a portfolio company. The fact that the Fund or
Sub-Adviser
exercises control or exerts influence (or merely has the ability to exercise control or exert influence) over a company may give rise to risks of liability (including under various theories of parental liability and piercing the corporate veil doctrines) for, among other things, personal injury and/or property or environmental damage claims arising from an accident or other unforeseen event, product defects, employee benefits (including pension and other fringe benefits), failure to supervise management, violation of laws and governmental regulations (including securities laws, anti-trust laws, employment laws, anti-bribery and other anti-corruption laws) and other types of liability for which the limited liability characteristic of business ownership and the Fund itself (and the limited liability structures that may be utilized by the Fund in connection with its ownership of portfolio companies or otherwise) may be ignored or pierced, with the result being that relevant entities could be treated as if such limited liability characteristics or structures did not exist for purposes of the application of such laws, rules, regulations and court decisions.
Contingent Liabilities on Disposition of Investments.
In connection with the disposition of an investment of the Fund, the Fund may be required to make representations and warranties about such investments. The Fund may

77

become involved in disputes or litigation concerning such representations and warranties and may be required to make payments to third parties as a result of such disputes or litigation. If the Fund does not have cash available to conduct such litigation or make such payments, it may be required to borrow funds. Any such payments and borrowings could adversely impact the Fund’s ability to make distributions. In addition, if the Fund is unable to borrow funds to make such payments, it may be forced to sell investments to obtain funds. Such sales may be effected on unsatisfactory terms. The
Sub-Adviser
may also establish reserves or escrow accounts for such contingent liabilities. In that regard, shareholders may be required to return amounts distributed to them to fund the Fund’s indemnity obligations or other Fund obligations arising out of any legal proceeding against the Fund, subject to certain limitations set forth in this registration statement.
Execution Risks and Error.
In order to seek positive returns in global markets, the Fund’s trading and investments could involve multiple portfolio investments, multiple brokers and counterparties and multiple strategies. As a result, the execution of the trading and investment strategies employed by the Fund may require rapid execution of trades, high volume of trades, complex trades, difficult to execute trades, use of negotiated terms with counterparties such as in the use of derivatives, and the execution of trades involving less common or novel portfolio investments. In each case, the Fund seeks best execution and has trained execution and operational staff who execute, settle and clear such trades. However, in light of the high volumes, complexity and global diversity involved, some slippage, errors and miscommunications with brokers and counterparties may occur, and could result in losses to the Fund. In such circumstances, the Fund will evaluate the merits of potential claims for damage against brokers and counterparties who are at fault and, to the extent practicable, will seek to recover losses from those parties. In its sole discretion, the
Sub-Adviser
may choose to forego pursuing claims against brokers and counterparties on behalf of the Fund for any reason, including the cost of pursuing claims relative to the likely amount of any recovery and the maintenance of its business relationships with brokers and counterparties. In addition, the
Sub-Adviser’s
own execution and operational staff may be solely or partly responsible for errors in placing, processing, and settling trades that result in losses to the Fund. The
Sub-Adviser
is not liable to the Fund for losses caused by brokers or counterparties or its own negligence or contributory negligence. The
Sub-Adviser
may be liable to the Fund for acts that constitute bad faith, gross negligence, willful misconduct, fraud, willful or reckless disregard for their duties to the Fund or the shareholders or for damages resulting from intentional violations of securities laws. Interests in the Fund are only available for subscription by investors who understand that they and the Fund are waiving potential claims for damages arising from the operation of the Fund, including damages resulting from the
Sub-Adviser’s
own negligence or contributory negligence, and expect some execution losses to the Fund.
Operating and Financial Risks of Portfolio Companies.
Portfolio companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in their competitive environment, or an economic downturn. As a result, portfolio companies that the Fund may have expected to be stable may operate at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or to maintain their competitive positions, or may otherwise have a weak financial condition or be experiencing financial distress. In some cases, the success of the Fund’s investment strategy and approach will depend, in part, on the ability of the Fund to effect improvements in the operations of a portfolio company and/or recapitalize its balance sheet. To the extent relevant to a portfolio company, the activity of identifying and implementing operating improvements and/or recapitalization programs at portfolio companies entails a high degree of uncertainty. There can be no assurance that the Fund will be able to successfully identify and implement such operating improvements and/or recapitalization programs. In addition, the Fund may cause its portfolio companies to bear certain fees, costs and expenses that the Fund would otherwise bear, including the fees, costs and expenses incurred in developing, investigating, negotiating, structuring or consummating the Fund’s or any other investment in such portfolio companies. For example, the
Sub-Adviser
may cause such portfolio companies to bear the fees, costs and expenses that are incurred in connection and concurrently with the acquisition of such portfolio companies and such other fees, costs and expenses that may otherwise be treated as operating expenses. The payment of such fees, costs and expenses by such portfolio companies may reduce the amount of cash that the portfolio companies have on hand.

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Ability to Source and Make Suitable Investments.
The consistency of available and suitable investments for the Fund could be a risk. The lack of availability from time to time of assets for purchase by the Fund may delay the Fund’s ability to achieve its target portfolio size, composition or rate of return in its projected timeframe or to make investments thereafter, both of which circumstances could materially adversely affect the Fund’s investment performance.
Factors that may affect the Fund’s ability to source suitable investments include, among other things, the following: developments in the market for nonperforming loans or other general market events, which may include changes in interest rates or credit spreads or other events which may adversely affect the price of assets, whether individually or collectively; competition for investment opportunities and the inability of the Fund to acquire assets at favorable yields (including if the Fund’s competitors have greater access to financial, technical and marketing resources than the Fund, a lower cost of funds than the Fund, and access to funding sources that are not available to the Fund); the inability of the Fund to reinvest the proceeds from the sale or repayment of any of its assets in suitable target investments on a timely basis, whether at prices that the Fund believes are appropriate or at all; and the inability of the Fund to secure debt financing or refinancing for the Fund’s portfolio companies on a timely basis, whether on a basis that is satisfactory to the Fund or at all.
Illiquidity and Long-Term Nature of Investments.
The market for many of the Fund’s portfolio companies is substantially less liquid than the market for publicly traded securities. In addition, certain portfolio companies may be subject to legal or contractual restrictions or requirements that limit the Fund’s ability to transfer them or sell them for cash. The resulting illiquidity of these investments may make it difficult for the Fund to sell such investments if the need arises. If the Fund needs to sell all or a portion of its portfolio over a short period of time, it may realize value significantly less than the value at which it had previously recorded those investments.
Tax Considerations.
An investment in the Fund involves complex U.S. and
non-U.S.
tax considerations that will differ for each investor depending on the investor’s particular circumstances. The investment decisions of the
Sub-Adviser
will be based primarily upon economic, not tax, considerations, and could result, from time to time, in adverse tax consequences to some or all shareholders. There can be no assurance that the structure of the Fund or of any investment will be tax-efficient
for any particular investor.
Under certain circumstances, investors in the Fund could be required to recognize taxable income in a taxable year for U.S. federal income tax purposes, even if the Fund either distributes no cash in such year or distributes cash in such year that is less than such amount of taxable income (including as a result of the Fund owning securities issued with original issue discount, owning interests in certain partnerships, owning interests in certain
non-U.S.
corporations and entering into certain transactions that are taxed on a mark-to-market
basis). In addition, the Fund may invest in securities of corporations and other entities organized outside the United States. Income from such investments may be subject to
non-U.S.
withholding taxes, which may or may not be reduced or eliminated by an income tax treaty. Furthermore, a shareholder may be subject to state and/or local taxes as a result of the Fund’s operations and activities. State and local laws may differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. Each prospective investor is urged to consult with its own adviser as to the advisability and tax consequences of an investment in the Fund.
In addition, the Fund will take tax considerations into account in determining when the Fund’s portfolio companies should be sold or otherwise disposed of and may assume certain market risk and incur certain expenses in this regard to achieve favorable tax treatment of a transaction.
Reliance on Portfolio Company Management.
The
day-to-day
operations of a portfolio company will be the responsibility of such company’s management team. Although the
Sub-Adviser
will be responsible for monitoring the performance of portfolio companies and generally seeks to invest in companies operated by capable management, there can be no assurance that an existing management team, or any successor, will be able to successfully operate a portfolio company in accordance with the
Sub-Adviser’s
strategy for such company.

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Investments in Less Established Companies.
The Fund may invest a portion of its assets in less established companies or early stage companies. Investments in such early stage companies may involve greater risks than those generally associated with investments in more established companies. For instance, less established companies tend to have smaller capitalizations and fewer resources and, therefore, are often more vulnerable to financial failure. Such companies also may have shorter operating histories on which to judge future performance and in many cases, if operating, will have negative cash flow. In the case of start-up
enterprises, such companies may not have significant or any operating revenues. Early stage companies often experience unexpected issues in the areas of product development, manufacturing, marketing, financing and general management, which, in some cases, cannot be adequately resolved. A major risk also exists that a proposed service or product cannot be developed successfully with the resources available to such an early stage company. There is no assurance that the development efforts of any such early stage company will be successful or, if successful, will be completed within budget or the time period originally estimated. Substantial amounts of financing may be necessary to complete such development and there is no assurance that such funds will be available from any particular source, including institutional private placements or the public markets. The percentage of early stage companies that survive and prosper tends to be small. In addition, less mature companies could be more susceptible to irregular accounting or other fraudulent practices. Furthermore, to the extent there is any public market for the securities held by the Fund, securities of less established companies may be subject to more abrupt and erratic market price movements than those of larger, more established companies.
In addition to investing in less established or early stage companies, the Fund may actively engage in forming new businesses. Unlike investing in an existing company where start-up
risks are generally shared with third parties who also have vested interests in such company (including the company’s founders, existing managers or existing equity holders), in the case where the Fund forms a new business, all such risks are generally borne by the Fund. In addition, newly formed businesses face risks similar to those affecting less established or early stage companies as described above and may experience unexpected operational, developmental or financial issues that cannot be adequately resolved, and there is no assurance that such new business ventures will become successful.
Some of the portfolio investments expected to be made by the Fund should be considered highly speculative and may result in the loss of the Fund’s entire investment therein. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments.
Uncertainty of Financial Projections.
The
Sub-Adviser
will generally establish the capital structure of portfolio companies on the basis of financial projections for such portfolio companies. Projections are forward-looking statements and are based upon certain assumptions. Projected operating results will normally be based primarily on management judgments. In all cases, projections are only estimates of future results that are based upon assumptions that the
Sub-Adviser
believes are reasonable at the time that the projections are developed. Projections are subject to a wide range of risks and uncertainties, however, and there can be no assurance that the actual results may not differ materially from those expressed or implied by such projections. Moreover, the inaccuracy of certain assumptions, the failure to satisfy certain financial requirements and the occurrence of other unforeseen events could impair the ability of a portfolio company to realize projected values. General economic conditions, which are not predictable, can also have a material adverse impact on the reliability of such projections.
Financing Arrangements.
To the extent that the Fund enters into financing arrangements, such arrangements may contain provisions that expose it to particular risk of loss. For example, any cross-default provisions could magnify the effect of an individual default. If a cross-default provision were exercised, this could result in a substantial loss for the Fund. Also, the Fund may, in the future, enter into financing arrangements that contain financial covenants that could require it to maintain certain financial ratios. If the Fund were to breach the financial covenants contained in any such financing arrangement, it might be required to repay such debt immediately in whole or in part, together with any attendant costs, and the Fund might be forced to sell some of its assets to fund such costs. The Fund might also be required to reduce or suspend distributions. Such financial covenants would also limit the ability of the
Sub-Adviser
to adopt the financial structure (e.g., by reducing levels of borrowing) which it would have adopted in the absence of such covenants.

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Distributions.
The Fund may not achieve investment results that will allow it to make a specified or stable level of cash distributions and the distributions may decrease over time. In addition, due to the asset coverage test applicable to the Fund as a regulated closed-end
fund, the Fund may be limited in its ability to make distributions.
The Fund may fund its cash distributions to shareholders from any sources of funds available to it, including borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital
gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from the Adviser and its affiliates, if any. The Fund’s ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this registration statement. In addition, the inability to satisfy the asset coverage test applicable to the Fund as a registered closed-end
fund may limit its ability to pay distributions. The Fund cannot assure you that it will continue to pay distributions to its shareholders in the future. In the event that the Fund encounters delays in locating suitable investment opportunities, the Fund may pay all or a substantial portion of its distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which may constitute a return of your capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from the Fund’s investment activities.
Broker or Dealer or Custodian Insolvency.
The Fund’s assets may be held in one or more accounts maintained for the Fund by its prime brokers or at other brokers or with one or more custodians, which may be located in various jurisdictions. Such prime brokers, local brokers and custodians, as brokerage firms, custodians or commercial banks, may be subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a prime broker or custodian or any of their respective sub-custodians,
agents or affiliates, or a local broker, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should assume that the insolvency of any of the prime brokers or such other service providers would result in a loss to the Fund, which could be material.
Developments in the Structured Credit Markets and Their Broader Impact.
Declines in the market value of ABS and MBS, especially those backed by subprime mortgages, were associated with significant market events resulting in the global financial crisis of 2007–2009 and the subsequent regulatory and market responses to the financial crisis. Increasing credit and valuation problems in the subprime mortgage market generated extreme volatility and illiquidity in the markets for portfolio companies directly or indirectly exposed to subprime mortgage loans. This volatility and illiquidity extended to the global credit and equity markets generally, and, in particular, to the high-yield bond and loan markets, exacerbated by, among other things, uncertainty regarding the extent of problems in the mortgage industry and the degree of exposure of financial institutions and others, decreased risk tolerance by investors and significantly tightened availability of credit. Except for agency RMBS, and despite modest increases in non-agency
RMBS issuance, the market for RMBS has not significantly recovered (relative to the pre-financial
crisis market) from these conditions and it is difficult to predict if or when the non-agency
RMBS market will recover from such conditions. If the structured credit markets continue to face uncertainty or to deteriorate, then the Fund may not be presented with sufficient investment opportunities in ABS and MBS, which may prevent the Fund from successfully executing investment strategies in such investments. Moreover, further uncertainty or deterioration in the structured credit markets could result in further declines in the market values of or increased uncertainty with respect to such investments made or considered by the Fund, which could require the Fund to dispose of such investments at a loss while such adverse market conditions prevail.
Legal and Regulatory Risks
SEC Investigations.
There can be no assurance that the Fund, the Adviser, the
Sub-Adviser
or any of their affiliates will avoid regulatory examination and possibly enforcement actions in the future.

81

There is also a risk that regulatory agencies in the United States and beyond will continue to adopt new laws or regulations (including tax laws or regulations), change existing laws or regulations, or enhance the interpretation or enforcement of existing laws and regulations.
Compliance Failures.
Apollo and certain of its affiliates, including the
Sub-Adviser,
are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the
Sub-Adviser
(and Apollo generally) must maintain its regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue Apollo’s businesses generally. The
Sub-Adviser’s
ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.
Legal, Tax and Regulatory Risks.
Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be further, involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.
The
Sub-Adviser
cannot predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.
Changes in Tax Law.
At any time, the U.S. federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those changes in laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of the Fund or its shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in the Fund’s Common Shares or the value or the resale potential of its investments.
Confidential Information.
As a holder of loans, the Fund may be entitled to receive material, non-public
information regarding borrowers which may limit the ability of Apollo’s funds and accounts, under applicable securities laws, to trade in the public securities of such borrowers, including the borrowers’ high-yield bonds. The Fund anticipates that, to avoid such restriction, it may elect not to receive such non-public
information. In situations where the Fund decides to receive such information, it may seek to discontinue receiving non-public
information concerning the borrower under a loan when it is disclosed by such borrower that the borrower will issue high-yield bonds in the near future. As a result, the Fund, at times, may receive less information regarding such a borrower than is available to the other investors in such borrower’s loan, which may result in the Fund’s taking actions or refusing to take actions in a manner different than had it received such non-public
information.
Pay-to-Play
Laws, Regulations and Policies.
A number of U.S. states and municipal pension plans have adopted so-called
“pay-to-play”
laws, regulations or policies which prohibit, restrict or require disclosure of payments to (and/or certain contacts with) state officials by individuals and entities seeking to do business with state entities, including those seeking investments by public retirement funds. The SEC has adopted rules that, among other things, prohibit an investment adviser from providing advisory services for compensation to a government client for two years after the adviser or certain of its executives, employees or agents makes a contribution to certain elected officials or candidates. If the
Sub-Adviser,
any of its employees or affiliates or any service provider acting on their behalf fails to comply with such laws, regulations or policies, such non-compliance
could have an adverse effect on the Fund and Apollo generally, and may require the applicable shareholder to withdraw from the Fund.

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Tax Audit Considerations.
The Fund may take positions with respect to certain tax issues that depend on legal and other interpretative conclusions. Should any such positions be successfully challenged by the Internal Revenue Service, a shareholder might be found to have a different tax liability for that year than that reported on its federal income tax return. In addition, an audit of the Fund may result in an audit of the returns of some or all of the shareholders, which examination could result in adjustments to the tax consequences initially reported by the Fund and affect items not related to a shareholder’s investment in the Fund. If such adjustments result in an increase in a shareholder’s federal income tax liability for any year, such shareholder may also be liable for interest and penalties with respect to the amount of underpayment. The legal and accounting costs incurred in connection with any audit of the Fund’s tax return will be borne by the Fund. The cost of any audit of a shareholder’s tax return will be borne solely by the shareholder.
Taxation in Foreign Jurisdictions.
The Fund and/or the shareholders could become subject to additional or unforeseen taxation in jurisdictions in which the Fund operates and invests. Changes to taxation treaties (or their interpretation) between the United States and the countries in which the Fund invests may adversely affect the Fund’s ability to efficiently realize income or capital gains. Interest payments on the Fund’s investments in certain jurisdictions and certain other items of income may be subject to withholding taxes and in some cases such withholding taxes may be greater than if such Fund investments were held directly by the shareholders. There can be no assurance that U.S. tax credits may be claimed with respect to such
non-U.S.
taxes incurred. Although the Fund may, where possible, make its investments in a way which minimizes or eliminates withholding taxes, where relevant, there can be no guarantee that such strategies will be successful.
Permanent Establishment Risks.
The Fund intends to conduct its operations in a manner that will not cause it to have a “permanent establishment” in any country outside the United States, as such term is defined in the relevant income tax treaty. There can be no assurance that a particular country will not assert that the Fund has a permanent establishment in such country, and if such assertion were upheld, it could potentially result in adverse tax consequences to the Fund.
Taxation as a Regulated Investment Company (“RIC”).
The Fund may be subject to corporate-level income tax if it is unable to maintain RIC tax treatment under Subchapter M of the Code or satisfy RIC distribution requirements. To maintain RIC tax treatment under Subchapter M of the Code, the Fund must, among other things, meet annual distribution, income source and asset diversification requirements. If the Fund does not qualify for or maintain RIC tax treatment for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Even if the Fund qualifies as a RIC, the Fund will be required to pay corporate-level income taxes on any income or capital gains that it does not distribute (or are deemed not be distributed) to shareholders. The Fund may also be subject to certain U.S. federal excise taxes, as well as state, local and
non-U.S.
taxes.
Income Recognition.
The Fund may have difficulty paying required distributions if the Fund recognizes income before or without receiving cash representing such income. For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also have to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash
compensation such as warrants or stock. The Fund anticipates that a portion of the Fund’s income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, the Fund may elect to amortize market discount and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit the Fund’s ability to deduct interest expenses for tax purposes.

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Because any original issue discount or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, it may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
Investment Tax Considerations.
The Fund may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to U.S. federal and applicable state corporate income taxes. The Fund may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).
The Fund may invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Distribution Considerations.
The Fund generally intends to distribute substantially all of its available earnings annually by paying distributions on a quarterly basis, as determined by the Board in its discretion. The Fund cannot assure investors that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year
increases in cash distributions. The Fund’s ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to the Fund as a regulated closed-end
fund, it may be limited in its ability to make distributions. In addition, if the Fund enters into a credit facility or any other borrowing facility, for so long as such facility is outstanding, the Fund anticipates that it may be required by its terms to use all payments of interest and principal that the Fund receives from current investments as well as any proceeds received from the sale of current investments to repay amounts outstanding thereunder, which could adversely affect its ability to make distributions.
Furthermore, the tax treatment and characterization of the Fund distributions may vary significantly from time to time due to the nature of its investments. The ultimate tax characterization of the Fund’s distributions made during a taxable year may not finally be determined until after the end of that taxable year. The Fund may make distributions during a taxable year that exceed its investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which the Fund’s total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder’s tax basis in its Common Shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such Common Shares. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. Moreover, the Fund may pay all or a substantial portion of its distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which could constitute a return of shareholders’ capital and will lower such shareholders’ tax basis in Common Shares, which may result in increased tax liability to shareholders when they sell such Common Shares.
Other Regulatory Considerations.
The Fund and/or the
Sub-Adviser
also may be subject to regulation in jurisdictions in which the Fund and the
Sub-Adviser
engage in business. Because the Fund’s business is dynamic

84

and is expected to change over time, the Fund may be subject to new or additional regulatory constraints in the future.
This prospectus cannot address or anticipate every possible current or future regulation that may affect the
Sub-Adviser,
the Fund or their businesses. Such regulations may have a significant impact on shareholders or the operations of the Fund, including restricting the types of investments the Fund may make, preventing the Fund from exercising its voting rights with regard to certain investments requiring the Fund to disclose the identity of its investors or their beneficial owners, or otherwise. The
Sub-Adviser
may, in its sole discretion, cause the Fund to be subject to such regulations if it believes that an investment or business activity is in the Fund’s interest, even if such regulations may have a detrimental effect on one or more shareholders.
Possible Risk of Conflicts
Potential Conflicts of Interest Risk.
The
Sub-Adviser
will be subject to certain conflicts of interest in its management of the Fund. These conflicts will arise primarily from the involvement of the
Sub-Adviser,
Apollo and their affiliates in other activities that may conflict with those of the Fund. The
Sub-Adviser,
Apollo and their affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, the
Sub-Adviser,
Apollo and their affiliates may engage in activities where the interests of certain divisions of the
Sub-Adviser,
Apollo and their affiliates or the interests of their clients may conflict with the interests of the Fund or the shareholders of the Fund. Other present and future activities of the
Sub-Adviser,
Apollo and their affiliates may give rise to additional conflicts of interest which may have a negative impact on the Fund.
In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses, Apollo has implemented certain policies and procedures (e.g., information walls) that may reduce the positive synergies that the
Sub-Adviser
may have potentially utilized for purposes of finding attractive investments. Additionally, Apollo may limit a client and/or its portfolio companies from engaging in agreements with or related to companies in which any fund of Apollo has or has considered making an investment or which is otherwise an advisory client of Apollo and/or from time to time restrict or otherwise limit the ability of the Fund to make investments in or otherwise engage in businesses or activities competitive with companies or other clients of Apollo, either as result of contractual restrictions or otherwise. Finally, Apollo has in the past entered, and is likely in the future to enter, into one or more strategic relationships in certain regions or with respect to certain types of investments that, although possibly intended to provide greater opportunities for the Fund, may require the Fund to share such opportunities or otherwise limit the amount of an opportunity the Fund can otherwise take.
As part of its regular business, Apollo provides a broad range of services other than those provided by the
Sub-Adviser,
including investment banking, underwriting, capital markets syndication and advisory (including underwriting), placement, financial advisory, restructuring and advisory, consulting, asset/property management, mortgage servicing, insurance (including title insurance), monitoring, commitment, syndication, origination, servicing, management consulting and other similar operational and finance matters, healthcare consulting/brokerage, group purchasing, organizational, operational, loan servicing, financing, divestment and other services. In addition, Apollo may provide services in the future beyond those currently provided. The Fund will not receive a benefit from the fees or profits derived from such services. In such a case, a client of Apollo would typically require Apollo to act exclusively on its behalf. This request may preclude all of Apollo clients (including the Fund) from participating in related transactions that would otherwise be suitable. Apollo will be under no obligation to decline any such engagements in order to make an investment opportunity available to the Fund. In connection with its other businesses, Apollo will likely come into possession of information that limits its ability to engage in potential transactions. The Fund’s activities are expected to be constrained as a result of the inability of the personnel of Apollo to use such information. For example, employees of Apollo from time to time are prohibited by law or contract from sharing information with members of the
Sub-Adviser’s
investment team that would be relevant to monitoring the Fund’s portfolio and other investment decisions. Additionally, there are expected to be circumstances in which one or more of certain individuals associated with Apollo will be

85

precluded from providing services related to the Fund’s activities because of certain confidential information available to those individuals or to other parts of Apollo (e.g., trading may be restricted). Apollo has long term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on behalf of the Fund, the
Sub-Adviser
will consider those relationships, and may decline to participate in a transaction as a result of such relationships. The Fund may also co-invest
with clients of Apollo in particular investment opportunities, and the relationship with such clients could influence the decisions made by the
Sub-Adviser
with respect to such investments. The Fund may be forced to sell or hold existing investments as a result of various relationships that Apollo may have or transactions or investments Apollo and its affiliates may make or have made. The inability to transact in any security, derivative or loan held by the Fund could result in significant losses to the Fund.
Limitations on Transactions with Affiliates Risk.
The 1940 Act limits the Fund’s ability to enter into certain transactions with certain of its affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security directly from or to any portfolio company of or private equity fund managed by Apollo or any of its affiliates. However, the Fund may under certain circumstances purchase any such portfolio company’s loans or securities in the secondary market, which could create a conflict for the
Sub-Adviser
between the interests of the Fund and the portfolio company, in that the ability of the
Sub-Adviser
to recommend actions in the best interest of the Fund might be impaired. The 1940 Act also prohibits certain “joint” transactions with certain of its affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.
Dependence on Key Personnel Risk.
The
Sub-Adviser
is dependent upon the experience and expertise of certain key personnel in providing services with respect to the Fund’s investments. If the
Sub-Adviser
were to lose the services of these individuals, its ability to service the Fund could be adversely affected. As with any managed fund, the
Sub-Adviser
may not be successful in selecting the best-performing securities or investment techniques for the Fund’s portfolio and the Fund’s performance may lag behind that of similar funds. The
Sub-Adviser
has informed the Fund that the investment professionals associated with the
Sub-Adviser
are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. In addition, individuals not currently associated with the
Sub-Adviser
may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals.
The
Sub-Adviser’s
ability to successfully manage the Fund depends on the
Sub-Adviser’s
employees and advisors. The
Sub-Adviser
will be relying extensively on the experience, relationships and expertise of these persons. There can be no assurance that these persons will remain with the
Sub-Adviser
or will otherwise continue to be able to carry on their current duties throughout the life of the Fund (which is expected to be indefinite) or that the
Sub-Adviser
will be able to attract and retain replacements or additional persons when needed. Additionally, investment professionals and other employees and advisors to the
Sub-Adviser
may not have been involved with the investment decisions and transactions made by the
Sub-Adviser
or any other Apollo Client described herein and may have a limited history working for Apollo. The loss of the services of one or more of these professionals could have an adverse impact on the Fund’s ability to realize its investment objectives. The Fund will also depend on the success of operating executives (including persons or entities employed, engaged or retained by Apollo) in supplementing the Fund’s investment team, among other things, in sourcing investment opportunities, in transaction analysis and due diligence, and with asset management, managerial and operational skills as appropriate for the assets in question. Certain industry executives, advisors, consultants and operating executives may be exclusive to Apollo or the Fund and could be employees of Apollo, but may not have the same compensation incentives as the Fund’s investment team due to, among other things, factors that distinguish these engagements from those of Apollo investment professionals, including the aspects of the transactions in which they are involved or the performance metrics upon which their compensation is based. Furthermore, certain Apollo personnel, in addition to their responsibilities on behalf of the
Sub-Adviser
and the Fund, are and will continue to be involved in the investment activities of other Apollo Clients, in other

86

business activities of Apollo (including Apollo-sponsored SPACs and their acquisition targets) and in personal investment activities. In particular, the managing partners of Apollo have established family offices to provide investment advisory, accounting, administrative and other services to their respective family accounts (including certain charitable accounts) in connection with their personal investment activities unrelated to their investments in Apollo entities, and their respective involvement in such family offices will require the respective resources and attention of each such managing partner who may also have responsibilities to the Fund’s affairs.
The Fund has no employees and no separate facilities and is reliant on the
Sub-Adviser,
which has significant discretion as to the implementation of the Fund’s investment objective and policy. In particular, the Fund’s performance will depend on the success of the
Sub-Adviser’s
investment process.
Accordingly, the Fund will depend on the
Sub-Adviser’s
assessment of an appropriate acquisition price for, and
on-going
valuation of, the Fund’s investments. The acquisition price determined by the
Sub-Adviser
in respect of each investment position will be based on the returns that the
Sub-Adviser
expects the investment to generate, based on, among other things, the
Sub-Adviser’s
assessment of the nature of the investment and the relevant collateral, security position, risk profile and historical default rates of the position and supply and demand in the secondary loan market. Each of these factors involves subjective judgments and forward-looking determinations by the
Sub-Adviser.
If the
Sub-Adviser
misprices an investment (for whatever reason), the actual returns on the investment may be less than anticipated at the time of acquisition. Further, in light of the illiquidity of the investment, it may be difficult for the Fund to dispose of the investment at a price similar to the acquisition price.
Competition for Investment Opportunities.
There is currently, and will likely continue to be, competition for investment opportunities by investment vehicles and others with investment objectives and strategies identical or similar to the Fund’s investment objectives and strategies, as well as by business development companies, master limited partnerships, strategic investors, hedge funds and others. Some of these competitors may have more relevant experience, greater financial, technical, marketing and other resources, more personnel, higher risk tolerances, different risk assessments, lower return thresholds, lower cost of capital and access to funding sources unavailable to the Fund and a greater ability to achieve synergistic cost savings in respect of an investment than the Fund, the
Sub-Adviser,
Apollo or any of their respective affiliates. It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund and adversely affecting the terms, including pricing, upon which portfolio investments can be made. Such competition may be particularly acute with respect to participation by the Fund in auction proceedings. To the extent that the Fund encounters competition for investments, returns to shareholders may decrease.
Based on the foregoing, there can be no assurance that the Fund will be able to identify or consummate investments that satisfy the Fund’s rate of return objectives or realize upon their values, or that the Fund will be able to invest fully its committed capital. The success of the Fund will depend on the
Sub-Adviser’s
ability to identify suitable investments, to negotiate and arrange the closing of appropriate transactions and to arrange the timely disposition of portfolio investments.
Allocation of Investment Opportunities.
Apollo sponsors, manages or advises and will continue to sponsor, manage or advise other investment funds, partnerships, limited liability companies, corporations or similar investment vehicles, clients or the assets or investments for the account of any client, or separate account for which, in each case, the
Sub-Adviser
or one or more of its affiliates acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity (collectively, including the Fund, “Apollo Clients”). Apollo will provide investment management services to Apollo Clients, and Apollo and/or such Apollo Clients may have one or more investment strategies that overlap or conflict with those of the Fund. The employment by Apollo of conflicting and/or overlapping strategies for other Apollo Clients may adversely affect the prices and availability of the securities and other assets in which the Fund invests. If participation in specific investment opportunities is appropriate for both the Fund and one or more other Apollo Clients (or Apollo itself, such as an Apollo-sponsored SPAC), participation in such opportunities will be allocated pursuant to Apollo’s allocation policies and procedures. There can be no assurance, however, that the application of such policies will result in

87

the allocation of a specific investment opportunity to the Fund or that the Fund will participate in all investment opportunities falling within its investment objective. Such considerations may result in allocations of certain investments among the Fund and other Apollo Clients on a basis other than pari passu and, in some cases, to a newly-formed Apollo Client established for a particular investment. In the past, the application of such policies has resulted in the allocation by Apollo of certain investment opportunities relating to the alternative investment management business to (i) Apollo rather than to Apollo Clients and (ii) a newly-formed Apollo Client created for a particular investment opportunity or otherwise, and Apollo expects to allocate certain opportunities in a similar manner in the future. It is possible that the allocation of such opportunities to Apollo rather than to Apollo Clients, such as the Fund, may occur as a result of, in connection with, or ancillary to, the allocation of investment opportunities to such Apollo Clients (e.g., where Apollo has been afforded an opportunity to acquire an alternative investment management business as a result of an investment made or proposed to be made by the
Fun
d).

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MANAGEMENT OF THE FUND
Trustees and Officers
The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of six trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.
Investment Adviser
Apollo Capital Credit Adviser, LLC, located at 9 West 57th Street, New York, NY 10019, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in 2016, for the purpose of advising the Fund. The Adviser is an affiliate of Apollo.
Under the general supervision of the Fund’s Board, the Adviser carries out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, determine which securities should be purchased, sold or exchanged, which may be delegated to the
Sub-Adviser
as described in this prospectus. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser compensates all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the investment advisory agreement (the “Investment Advisory Agreement”) a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.
A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement is available in the Fund’s semi-annual report to shareholders filed with the SEC on September 4, 2025.
The Adviser and the Fund have entered into the Expense Limitation Agreement with respect to Class F shares and a separate Multi-Class Expense Limitation Agreement with respect to all other classes of shares. Pursuant to the Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or to reimburse the Fund for expenses the Fund incurs to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursements (including taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs and organizational costs and offering costs) to the extent that they exceed, per annum, 1.50% of the Fund’s average daily net assets attributable to Class F shares. Pursuant to the Multi-Class Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or to reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to the extent that such expenses exceed, per annum, 2.25% of Class A average daily net assets, 3.00% of Class C average daily net assets, 2.00% of Class I average daily net assets, 2.50% of Class L average daily net assets and 2.75% of Class M average daily net assets. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the respective Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect so long as Class F shares are outstanding. The Expense Limitation Agreement may be terminated only by the Board on written

89

notice to the Adviser and will automatically terminate at such time as the Investment Advisory Agreement between the Fund and the Adviser is terminated. Prior to January 1, 2023, the Adviser voluntarily waived or absorbed certain of the operating expenses of the Fund since the commencement of the Fund’s operations. See “Management of the Fund.”
Shareholders will also pay a pro rata share of asset-based and performance fees associated with the underlying funds in which the Fund invests.
Investment
Sub-Adviser
The Adviser has engaged Apollo Credit Management, LLC, an SEC registered investment adviser under the Advisers Act, to manage the Fund’s investment portfolio. The
Sub-Adviser
is an affiliate of Apollo. Founded in 1990, Apollo is a high-growth, global alternative asset manager and retirement services provider. Apollo conducts its business primarily in the U.S. through the following three reportable segments: Asset Management, Retirement Services and Principal Investing. These business segments are differentiated based on the investment services they provide as well as varying investing strategies.
Through its asset management business, Apollo raises, invests and manages funds, accounts and other vehicles, on behalf of some of the world’s most prominent pension, endowment and sovereign wealth funds and insurance companies, as well as other institutional and individual investors. Apollo’s retirement services business is conducted by Athene, a leading financial services company that specializes in issuing, reinsuring and acquiring retirement savings products for the increasing number of individuals and institutions seeking to fund retirement needs. As of December 31, 2025, Apollo had total AUM of $938 billion and a team of 6,140 employees, including 2,010 employees of Athene and 600 employees of Bridge Investment Group Holdings Inc.
Apollo manages the leading alternative credit business with $749 billion in credit AUM and more than 590 investment professionals across an array of corporate, asset-backed and insurance-related investment strategies. The Fund benefits from its affiliation with Apollo as a scaled direct lending platform with over $450 billion of dedicated corporate credit AUM. Apollo’s corporate credit business dates back over twenty years, with a heritage as one of the largest managers of syndicated loans. Over the course of decades, Apollo has built incumbency with thousands of leveraged loan issuers, many of which are backed by the largest blue-chip private equity sponsors. Today, Apollo has established over 4,000 lending relationships. Incumbency and scale enable Apollo to source and deliver attractive lending opportunities for its investor clients. In 2025, Apollo and its affiliates originated $60 billion in direct lending transactions.
By collaborating across disciplines, with each business unit contributing to, and drawing from, Apollo’s shared information and experience, Apollo believes the Fund is well-positioned to invest across asset classes. Apollo’s investment philosophy is centered on the ethos that “purchase price matters,” allocating capital to the best risk-reward investment opportunities throughout market and economic cycles. Apollo’s focus on alternative asset investing seeks to deliver excess return per unit of risk at all points across the investment spectrum. Investors in the Fund’s shares also benefit from significant alignment of interest with Apollo since, through Athene, Apollo is often among the largest investors in its own funds, including direct lending funds which co-invest
alongside the Fund.
The Fund will reimburse the
Sub-Adviser
for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund. In return for its services, the Adviser has agreed to pay the
Sub-Adviser
as compensation under the investment
sub-advisory
agreement (the “Investment
Sub-Advisory
Agreement”) a quarterly fee computed at the annual rate of the daily net assets as set forth below. The
Sub-Adviser
is compensated by the Adviser out of advisory fees paid by the Fund to the Adviser; the Fund does not compensate the
Sub-Adviser.
A discussion regarding the basis

90

for the Board’s approval of the Fund’s Investment
Sub-Advisory
Agreement is available in the Fund’s
semi-annual
report to shareholders filed with the SEC on September 4, 2025.

Annual Sub-Advisory Fee Rate as a Percentage of Average Daily Net Assets
$0 to $250M	0.40%
$250M to $500M	0.30%
$500M to $1B	0.25%
Over $1 Billion	0.20%
The Fund and the
Sub-Adviser
have also entered into an Affiliate Administration Agreement, pursuant to which the
Sub-Adviser
will be entitled to reimbursement by the Fund of the
Sub-Adviser’s
cost of providing the Fund with certain
non-advisory
services. If the
Sub-Adviser
engages any persons (including
sub-administrators)
or any of its affiliates, including persons who are officers of the Fund, to provide accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund at the request of the Fund, the Fund will reimburse the
Sub-Adviser
for its costs in providing such accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board.
Portfolio Managers
Earl Hunt, Christopher Lahoud and James Vanek serve as the Fund’s portfolio managers (“Portfolio Managers”). Messrs. Hunt, Lahoud and Vanek are jointly and primarily responsible for overseeing the day to day investment operations of the Fund.
Earl Hunt
— Partner, Chairman and Chief Executive Officer of Apollo Debt Solutions BDC, Apollo Origination II (Levered) Capital Trust, and Apollo Origination II (UL) Capital Trust. Mr. Hunt also serves as Chairman and President of Apollo Diversified Credit Fund. Prior to joining in 2021, Mr. Hunt was a Partner in the Global Markets division at Goldman Sachs where he was responsible for strategic client coverage. He also served as a member of the Goldman Sachs Partnership Committee and Global Markets Operating Committee. Previously, Mr. Hunt was
Co-Head
of US Distressed & Par Loan sales at Goldman Sachs. Before that, Mr. Hunt worked at Citi as a Director in Leveraged Finance sales. Mr. Hunt earned a BA in Economics from Brown University and is a member of the Brown University Board of Trustees.
Christopher Lahoud
— Partner, Head of Hybrid Credit / Deputy Head of Hybrid at Apollo. Mr. Lahoud is a member of the Portfolio Management Team of the Accord and Credit Strategies flagship franchises and serves as the
Co-Chair
of the Opportunistic Credit Investment Committee. Prior to joining in 2018, Mr. Lahoud was Head of the Distressed Product Group at Deutsche Bank. He began his career with Citigroup as a credit trader. Mr. Lahoud holds a BS in Accounting and Finance from the University of Richmond and is a CFA charterholder.
James Vanek
— Partner, Head of Apollo’s Performing Credit business. Mr. Vanek joined the Firm in 2008, and before that he was Associate Director, Loan Sales & Trading in the Leveraged Finance group at Bear Stearns. Mr. Vanek graduated from Duke University with a BS in economics and a BA in computer science and received his MBA from Columbia Business School.
The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.
Administrator and Accounting Agent
ALPS Fund Services, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as Administrator and accounting agent. For its services as Administrator and accounting agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

91

Transfer Agent
SS&C GIDS, Inc., located at 1055 Broadway Boulevard, Kansas City, MO 64105, serves as Transfer Agent.
Custodian
The Bank of New York Mellon Trust Company, National Association, located at 601 Travis Street, 16th Floor, Houston, Texas 77002, serves as custodian for the securities and cash of the Fund’s portfolio. Under a custody agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.
Fund Expenses
The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.
ALPS is obligated to pay expenses associated with providing the services contemplated by a fund services administration agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. SS&C is obligated to pay expenses associated with providing the services contemplated by a transfer agency agreement, including compensation for its officers and employees providing transfer agent services to the Fund.
The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and Transfer Agent in connection with the Fund’s dividend reinvestment plan, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees,
(xiii) investment-related expenses, incurred in connection with identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring investments, whether or not completed, including fees and other compensation payable to third parties in connection therewith and travel expenses incurred by the
Sub-Adviser
or its affiliates incurred in connection with the Fund’s affairs, and (xiv) other extraordinary or non-recurring
expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. The Fund will reimburse the
Sub-Adviser
for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund, and in accordance with the fee arrangements set forth in the Affiliate Administration Agreement.
The Fund paid organizational costs and offering expenses incurred with respect to the offering of its shares from the proceeds of the offering. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incident to the offering will be deferred and amortized to expense over a 12 month period, such that deferred offering costs will be zero at the completion of the first year of operations, and expenses incident to the issuance of shares by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

92

The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule
17e-1
under the 1940 Act.
Control Persons
A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of March 31, 2026, no entity or person beneficially owned 25% or more of the outstanding shares of the Fund.

93

DETERMINATION OF NET ASSET VALUE
The NAV per share for the Fund is determined following the close of regular trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern Time, on each day the NYSE is open for trading. Each of the Fund’s share classes will be offered at NAV plus the applicable sales load, if any. The Fund’s NAV per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses and other liabilities of the Fund, by the total number of shares outstanding.
The Board has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule
2a-5
under the 1940 Act. As permitted by Rule
2a-5
under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the Valuation Policy and Procedures which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms and proprietary models and information. When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. In connection with its role as Valuation Designee, the Adviser has established a Valuation Committee to oversee the implementation of the Valuation Policy and Procedures and the functions related to the fair valuation of portfolio investments.
The valuation of the Fund’s investments is performed in accordance with Rule
2a-5
under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

•	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

•
Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

•	Level 3: Unobservable inputs for the asset or liability.
The Fund’s portfolio investments for which market quotations are readily available are valued at market value. Market value is generally determined on the basis of official exchange (e.g., NYSE or NASDAQ) closing prices or the last reported sales prices. Portfolio investments listed on more than one exchange will generally be valued

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at the last quoted sale price on the exchange on which the security is principally traded. Portfolio investments traded on a foreign exchange are valued as of the close of the NYSE at the closing price of such investments in their principal trading market but may be fair valued if subsequent events occurring before the computation of NAV have materially affected the value of the securities. Trading may take place in foreign investments held by the Fund at times when the Fund is not open for business.
The Fund’s portfolio investments traded in the
over-the-counter
market including, but not limited to, loans, bonds, and CLOs are valued on the basis of quotations obtained from independent pricing services. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means, such as broker or dealer quotes, consistent with the Valuation Policy and Procedures.
The Fund’s portfolio investments for which quotations are not provided by independent pricing services or for which such quotations are deemed not to represent fair value are evaluated by the Valuation Designee utilizing independent third-party valuation firms and/or proprietary information to assist in determining fair value. Such portfolio investments are generally categorized as Level 3, consistent with ASC 820. The Valuation Designee has engaged multiple independent third-party valuation firms based on a review of each firm’s expertise and relevant experience in valuing certain investments. In each case, the independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations. Such investments are generally valued utilizing a market approach, an income approach or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The valuation is based on the value indicated by current market expectations about those future amounts. After acquiring such investments, the investments are generally held at cost for a calendar quarter, provided that no material change has since occurred in the issuer’s business, significant inputs or the relevant environment.
Forward foreign currency exchange contracts and swap agreements are typically valued at their quoted daily prices obtained from an independent pricing source. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means, such as broker or dealer quotes, consistent with the Valuation Policy and Procedures.

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CONFLICTS OF INTEREST
As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The
Sub-Adviser
has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. In addition, certain conflicts of interest may arise from the
Sub-Adviser’s
arrangements with affiliated investment advisers.

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QUARTERLY REPURCHASES OF SHARES
Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the Repurchase Request Deadline. Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).
Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the repurchase payment date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
In addition to making quarterly repurchase offers, the Fund offers limited rights to a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. If a shareholder would like to submit a repurchase request due to shareholder death, they can call the Fund at
1-888-926-2688
or contact the financial intermediary, financial adviser or broker/dealer through which their shares are owned. Redemptions due to death are intended for natural persons and will require additional supporting documents.
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.
If shareholders tender for repurchase more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the repurchase request deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred (100) shares and who tender all of their shares, before prorating other amounts tendered. There is no assurance that shareholders will be able to sell as many shares as desired in a repurchase offer or in any subsequent repurchase offer.
In the event that shareholders tender for repurchase more than the Repurchase Offer Amount, the Fund may repurchase the shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder. With respect to any required minimum distributions from an individual retirement account (“IRA”) or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum.

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Notice to Shareholders
No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.
Repurchase Price
The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The current NAV may be obtained by calling
1-888-926-2688
and asking for the most current NAV per share or by visiting www.apollo.com/adcf. The shares of the Fund are not traded on any organized market or securities exchange. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record or credited directly to a predetermined bank account on the payment date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If shareholders tender for repurchase more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the repurchase request deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred (100) shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.
Suspension or Postponement of Repurchase Offer
The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”); (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

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Liquidity Requirements
The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.
Consequences of Repurchase Offers
Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling portfolio investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.
Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.
The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

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DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN
Quarterly Distribution Policy
The Fund intends to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. If a quarter begins on a Saturday, Sunday, or holiday, dividends for those days are accrued and distributed at the end of the preceding quarter. Income dividends begin accruing the day after a purchase is processed by the Fund or its agents. If shares are redeemed, you will receive all dividends accrued through the day the redemption is processed by the Fund or its agents. Distributions of net capital gains are normally accrued and distributed in December. The Fund’s distributions will vary based on the performance of its underlying holdings. The distributions may be modified by the Board from time to time. If necessary, dividends and net capital gains may be distributed at other times as well. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt
income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free
return of capital distributed from the Fund’s assets. To the extent that quarterly distributions are a return of capital to shareholders, these are not dividends and are simply a return of the amounts that shareholders invested. Although such distributions are not currently taxable, such distributions will have the effect of reducing a shareholder’s tax basis in its shares, which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt
income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt
income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would be treated as a return of capital which will reduce a shareholder’s tax basis in its shares. To the extent the amount of any such distribution exceeds the shareholder’s basis in its shares, the excess will generally be treated as gain from the sale or exchange of the shares. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.
Distributions, other than daily income dividends, are paid to shareholders as of the record date of a distribution of the Fund, regardless of how long the shares have been held. Undistributed income and net capital gains are included in the Fund’s NAV.
Unless the registered owner of shares elects to receive cash, all dividends distributed on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Plan.”
The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule
19a-1
thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, if applicable, at www.apollo.com/adcf or the Fund’s semi-annual or annual reports filed with the SEC for the sources of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule
19a-1
carefully and should not assume that the source of any distribution from the Fund is net profit.
Distributions are made at the class level, so they may vary from class to class within the Fund. The Board reserves the right to change the quarterly distribution policy from time to time.

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DIVIDEND REINVESTMENT PLAN
The Fund will operate under a dividend reinvestment plan administered by SS&C. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the dividend reinvestment plan, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Apollo Diversified Credit Fund, c/o SS&C GIDS, Inc., 801 Pennsylvania Ave., Suite 219133, Kansas City, MO 64105-1307. Such written notice must be received by the Transfer Agent thirty (30) days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment plan. Under the dividend reinvestment plan, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.
When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.
The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated
form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment plan. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.
In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment plan, the Transfer Agent will administer the dividend reinvestment plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment plan.
Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of Distributions will not relieve participants of any U.S. federal, state, local or
non-U.S.
tax that may be payable (or required to be withheld) on such Distributions. See “Certain U.S. Federal Income Tax Considerations.”
The Fund reserves the right to amend or terminate the dividend reinvestment plan. There is no direct service charge to participants with regard to purchases under the dividend reinvestment plan; however, the Fund reserves the right to amend the dividend reinvestment plan to include a service charge payable by the participants. All correspondence concerning the dividend reinvestment plan should be directed to the Transfer Agent at Apollo Diversified Credit Fund, c/o SS&C GIDS, Inc., 801 Pennsylvania Ave., Suite 219133, Kansas City,
MO 64105-1307.
Certain transactions can be performed by calling the toll free number
1-888-926-2688.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold the Fund’s shares as capital assets. A U.S. shareholder is an individual who is a citizen or resident of the United States, a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, partnerships or other pass-through entities (or investors therein), U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt
organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold our shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address U.S. federal estate or gift taxes or the U.S. federal alternative minimum tax, or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our shares as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership and disposition of our shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.
Taxation as a Regulated Investment Company
The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code.
To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Fund must, among other things:

(1)	have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year;

(2)
derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from interests in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly-Traded Partnership”);

(3)
diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or

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more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in 3(b) above); and

(4)
distribute to its shareholders in each taxable year at least 90% of its investment company taxable income (which is generally its net ordinary income plus the excess, if any, of its net short-term capital gains in excess of its net long-term capital losses), determined without regard to any deduction for dividends paid.

The Fund may have equity investments in portfolio companies that are treated as partnerships or other pass-through entities for tax purposes and may not have control over, or receive accurate information about, the underlying income and assets of those portfolio companies that are taken into account in determining compliance with the income source and quarterly asset diversification requirements.
As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt
income for such taxable year. Generally, the Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If our deductible expenses in a given taxable year exceed our investment company taxable income, we could incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC cannot use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but could carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Due to these limits on deductibility of expenses and net capital losses, we could for tax purposes have aggregate taxable income for several taxable years that we are required to distribute and that is taxable to our shareholders even if such taxable income is greater than the net income we actually earn during those taxable years.
Some of the income and fees that we recognize, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out
or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, will not satisfy the 90% gross income test described above. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy the 90% gross income test, we could be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to incur a liability for U.S. corporate income tax as well as state and local tax on their earnings, which ultimately will reduce our return on such income and fees.
Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year
period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.
The Fund may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M of the

103

Code. If the Fund makes a spillback dividend, the amounts will be included in a shareholder’s gross income for the year in which the spillback dividend is paid. However, a distribution will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Subject to certain limitations under the Code, such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate
shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. The Code provides certain relief from RIC disqualification due to inadvertent failures to comply with the 90% gross income test and the diversification tests described above, although there could be additional taxes due in such cases. We cannot assure you that we would qualify for any such relief should we fail the 90% gross income test or the diversification tests described above.
Distributions
Distributions to shareholders by the Fund of ordinary income (including “market discount” realized by the Fund on the sale of debt securities, as described further below), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of such shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate
shareholders.
Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or additional shares, including investments in additional shares pursuant to the dividend reinvestment plan. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. Shareholders receiving distributions in the form of additional shares pursuant to the dividend reinvestment plan will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. The additional shares received by a shareholder pursuant to the dividend reinvestment plan will have a new holding period commencing on the day following the day on which the shares were credited to the shareholder’s account.

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The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of his pro rata share of such gain, with the result that the Fund will pay tax on the retained amount and each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit. Since the Fund expects to pay tax on any retained net capital gains at its regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals and other non-corporate
shareholders on long-term capital gains, the amount of tax that individual and other non-corporate
shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally could be claimed as a credit against the shareholder’s other U.S. federal income tax obligations or could be refunded to the extent it exceeds a shareholder’s liability for U.S. federal income tax. A shareholder that is not subject to U.S. federal income tax or otherwise is not required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our shareholders prior to the expiration of sixty (60) days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a deemed distribution as described above.
The Internal Revenue Service currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its Common Shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of additional shares will receive a report as to the NAV of those shares.
The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.
Sale or Exchange of Shares
Upon the sale, exchange or other disposition of our shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the shares sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the shares have been held for more than one year. For non-corporate
taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
No loss will be allowed on the sale, exchange or other disposition of shares if the owner acquires (including pursuant to the dividend reinvestment plan) or enters into a contract or option to acquire securities that are substantially identical to such shares within thirty (30) days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale, exchange or other disposition of shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such shares.
Repurchase of Shares
From time to time, the Fund may offer to repurchase its outstanding shares. The repurchase of shares may result in a taxable gain or loss to the tendering shareholder. Shareholders who tender all shares of the Fund held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain

105

or loss. If a shareholder tenders fewer than all of its shares or fewer than all shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its shares. In such a case, there is a risk that non-tendering
shareholders, and shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming shares of the Fund.
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Internal Revenue Service Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Nature of the Fund’s Investments
Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things:

(i)	disallow, suspend or otherwise limit the allowance of certain losses or deductions,

(ii)	convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income,

(iii)	convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited),

(iv)	cause the Fund to recognize income or gain without a corresponding receipt of cash,

(v)	adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur,

(vi)	adversely alter the intended characterization of certain complex financial transactions and

(vii)	produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.
These rules could therefore affect the character, amount and timing of distributions to shareholders and the Fund’s status as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.
Below Investment Grade Instruments
The Fund expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

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Original Issue Discount
For U. S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
Market Discount
In general, the Fund will be treated as having acquired a security with market discount if its stated redemption price at maturity (or, in the case of a security issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the security by more than a statutory de minimis
amount. The Fund will be required to treat any principal payments on, or any gain derived from the disposition of, any securities acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Fund makes an election to accrue market discount on a current basis. If this election is not made, all or a portion of any deduction for interest expense incurred to purchase or carry a market discount security may be deferred until the Fund sells or otherwise disposes of such security.
Currency Fluctuations
Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Warrants
Gain or loss realized by the Fund from warrants acquired by the Fund as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long the Fund held a particular warrant.
Foreign Taxes
The Fund’s investment in
non-U.S.
securities may be subject to
non-U.S.
withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.

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Preferred Shares or Borrowings
If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on shares in certain circumstances. Limits on the Fund’s payments of dividends on shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.
Backup Withholding
The Fund or other applicable withholding agent may be required to withhold U.S. federal income tax (“backup withholding”) at the applicable rate from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide their correct taxpayer identification numbers or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. Any amount withheld under the backup withholding rules is not an additional tax and is generally allowed as a credit against the U.S. shareholder’s U.S. federal income tax liability and could entitle such shareholder to a refund, provided the required information is timely furnished to the Internal Revenue Service.
Medicare Tax
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain dividends received from us and net gains from the sale, exchange or other disposition of our shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.
Foreign Shareholders
U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of U.S. source interest income or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign shareholder, and that satisfy certain other requirements. Nevertheless, it should be noted that in the case of shares held through an intermediary, the intermediary may withhold U.S. federal income tax even if we report dividends as interest-related dividends or short-term capital gain dividends. Moreover, depending on the circumstances, we could report all, some or none of our potentially eligible dividends as interest-related dividends or short-term capital gain dividends, or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of shares. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will

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nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and gains realized upon the sale, exchange or other disposition of shares.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of shares will be subject to U.S. federal income tax at the rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.
If, as discussed above, we distribute our net capital gains in the form of deemed rather than actual distributions (which we could do in the future), a foreign shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s pro rata share of any U.S. federal income tax we incur on the capital gains deemed to have been distributed. In order to obtain the refund, the foreign shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the foreign shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.
Backup withholding may apply to distributions to foreign shareholders, even if such distributions are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.
The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its “United States account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial
foreign entity, whether such nonfinancial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial
foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of our shares.
Other Taxation
Shareholders may be subject to state, local and foreign taxes on their distributions from the Fund. Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

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DESCRIPTION OF CAPITAL STRUCTURE AND SHARES
The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on April 5, 2016. The Fund’s Declaration of Trust provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.
The Fund currently offers six different classes of shares: Class A, Class C, Class I, Class F, Class L, and Class M shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class may be different. The fees and expenses for the Class F shares of the Fund are set forth in “Summary of Fund Expenses”. Further, the quarterly distributions paid to shareholders, if any, will vary for each share class based on different expenses for such classes. Certain share class details are set forth in “Plan of Distribution”.
The following table shows the amounts of Fund shares that have been authorized and are outstanding as of March 31, 2026:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class A Shares	Unlimited	None	2,800,230
Class C Shares	Unlimited	None	3,533,678
Class I Shares	Unlimited	None	65,904,893
Class F Shares	Unlimited	None	465,281
Class L Shares	Unlimited	None	772,567
Class M Shares	Unlimited	None	469
Shares
The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Plan.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive
rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.
The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account.

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Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares is recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. SS&C will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.
Other Classes of Shares.
The Fund offers Class A, Class C, Cla
ss
 I, Class L and Class M shares through separate prospectuses. Class A, Class C and Class L shares are subject to lower investment minimums, but are subject to sales charges, shareholder servicing fees, and distribution fees (Class C and Class L shares only). Class L shares are offered only through certain platforms. Class I shares are not subject to sales charges, shareholder servicing fees, or distribution fees, but are subject to higher investment minimums. Class M shares are subject to distribution fees and are offered only through certain platforms. Class F shares are no longer offered except for reinvestment of dividends.

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ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds
of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator.
The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class F shares are not currently subject to a Distribution Fee.
The Distributor has entered into a “wholesale marketing” agreement with Griffin Capital Securities, LLC (“Griffin Capital Securities”), a registered broker-dealer and an affiliate of the Adviser and
Sub-Adviser.
Pursuant to the terms of the wholesale marketing agreement, Griffin Capital Securities seeks to market and otherwise promote the Fund through various “wholesale” distribution channels, including but not limited to; regional and independent retail broker-dealers, wirehouses, and registered investment advisers.
The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). These payments and compensation are in addition to the distribution and shareholder service fees paid by a share class, if any. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries, and the Fund’s shareholders may receive services from their financial intermediary. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. Additional Compensation may be paid as an expense reimbursement in cases in which the financial intermediary provides shareholder services to the Fund. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments.
Additionally, the Fund may pay a servicing fee to the intermediaries for providing ongoing services in respect of shareholders of certain classes of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up
withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request. Share classes of the Fund may also pay fees to financial intermediaries for sub-administration,
sub-transfer
agency,
sub-accounting
and other shareholder services associated with shareholders whose shares are held with such financial intermediaries.
The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the distribution agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.
Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

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Purchasing Shares
Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Such Financial Intermediaries may designate other intermediaries to receive purchase and repurchase orders, as authorized by the Fund. The Fund will be deemed to have received an order for purchase or repurchase of shares when the order is received in “proper form” by the Transfer Agent (or, if applicable, by a Financial Intermediary or its authorized designee) on a business day. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may also pay fees to Financial Intermediaries for sub-administration,
sub-transfer
agency,
sub-accounting
and other shareholder services associated with shareholders whose shares are held with such Financial Intermediary. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary and the Transfer Agent.
By Mail
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Apollo Diversified Credit Fund to:
Apollo Diversified Credit Fund
c/o SS&C GIDS, Inc.
801 Pennsylvania Ave., Suite 219133
Kansas City, MO 64105-1307
All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will accept neither third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line
bill pay checks, or any conditional purchase order or payment.
The Transfer Agent will charge a $5.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at
1-888-926-2688
for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day
funds via wire. The Fund will normally accept wired funds

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for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day
funds. The bank should transmit funds by wire to:
ABA #: (number provided by calling toll-free number above)
Credit: SS&C GIDS, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit:
Apollo Diversified Credit Fund
(shareholder registration)
(shareholder account number)
By Wire — Subsequent Investments
Before sending a wire, investors must contact SS&C to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.
Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at
1-888-926-2688
for more information about the Fund’s Automatic Investment Plan.
By Telephone
Investors may purchase additional shares of the Fund by calling
1-888-926-2688.
If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern Time will be purchased at the appropriate price calculated on that day.
Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.
In compliance with the USA Patriot Act of 2001, SS&C will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call SS&C at
1-888-926-2688
for additional assistance when completing an application.
If SS&C does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

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Purchase Terms
There is no minimum initial purchase for Class F shares. Class F shares are no longer offered except for reinvestment of dividends. The price of the shares during the Fund’s continuous offering will fluctuate over time with the NAV of the shares.
Share Class Considerations
When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	how much you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.
Class F Shares
Class F shares are no longer offered except for reinvestment of dividends. Class F shares will be sold at the prevailing NAV per Class F share and are not subject to any upfront sales charge. The Class F shares are not subject to a Distribution Fee, shareholder servicing fees, or contingent deferred sales charges. Because the Class F shares of the Fund are sold at the prevailing NAV per Class F share without an upfront sales charge, the entire amount of your purchase is invested immediately.

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LEGAL MATTERS
Simpson Thacher & Bartlett LLP, Washington, D.C., acts as counsel to the Fund. Richards, Layton & Finger, P.A., Wilmington, Delaware, acts as special Delaware counsel to the Fund.

117

REPORTS TO SHAREHOLDERS
By January 31 of the following year, shareholders will be provided a Form 1099 containing information regarding the amount and character of distributions received from the Fund during the preceding calendar year. The Fund will prepare and transmit to its shareholders a semi-annual and an audited annual report within sixty (60) days after the close of the period for which it is being made, or as otherwise required by the 1940 Act.
As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will not be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary (such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (www.apollo.com/adcf), and you will be notified electronically or by mail, depending on your elections, each time a report is posted and provided with a website link to access the report.
You may elect to receive all future reports in paper free of charge. If you invest directly with the Fund, you can call the Fund toll-free at
1-888-926-2688
or visit www.apollo.com/adcf to inform the Fund that you wish to receive paper copies of your shareholder reports. If you invest through a financial intermediary, you can contact your financial intermediary to request that you receive paper copies of your shareholder reports. Please note that not all financial intermediaries may offer this service. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund sponsor if you invest directly with a fund.
You may elect to receive electronic delivery of shareholder reports and other communications by: (i) calling the Fund toll-free at
1-888-926-2688
or visiting www.apollo.com/adcf, if you invest directly with the Fund, or (ii) contacting your financial intermediary, if you invest through a financial intermediary. Please note that not all financial intermediaries may offer this service.
Householding
In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call
1-888-926-2688
to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The financial statements of the Fund as of and for the year ended December 31, 2025, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report incorporated by reference. Deloitte & Touche LLP is located at 30 Rockefeller Plaza, New York, NY 10112.

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ADDITIONAL INFORMATION
The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file
No. 333-211845).
The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

120

121

DATA PRIVACY NOTICE
Apollo Global Management, Inc.
Privacy Notice
Dear Client or Investor:
Apollo Global Management, Inc. (“Apollo”) and its subsidiaries
1
(together “us,” “we,” or “Apollo”) take precautions to maintain the privacy of personal information concerning Apollo’s current and prospective investors who are individuals/natural persons. These precautions include the adoption of certain procedures designed to maintain and secure such investors’ nonpublic personal information from inappropriate disclosure to third parties. U.S. federal regulations require Apollo to inform investors of its privacy policy regarding what kinds of information it collects and the circumstances in which that information may be disclosed to third parties. Please see the Appendix to this Notice for additional information about our privacy practices regarding the European Union, United Kingdom, Cayman Islands, California, and other jurisdictions that may grant natural persons certain privacy rights.
We collect nonpublic personal information about investors from the following sources:

•
information Apollo receives from an investor in its subscription documentation, other forms or agreements, and correspondence (written, telephonic, or electronic), including identifiers, such as an investor’s name, address, social security number, and commercial information such as assets, income, and amounts or types of such investor’s investments;

•
commercial information about an investor’s transactions with Apollo, its affiliates, and nonaffiliated third parties, such as an investor’s capital account balance, other account data, and participation in other investments; and

•	commercial information Apollo may receive from a consumer reporting agency, such as an investor’s credit history.
We do not disclose any nonpublic personal information about prospective, current, or former investors to anyone, except as requested or authorized by an investor or to certain affiliates and service providers as permitted or as otherwise required by law or regulation. We do not sell your nonpublic personal information. We may use nonpublic personal information that you provide to market services to you in the future, including through our use of third-party website cookies and similar technologies.
Except as described below or as otherwise required by law or regulation, we do not disclose to affiliates or to nonaffiliates any nonpublic personal information about you. We do disclose information to affiliates and nonaffiliated third parties for our everyday business purposes, such as to process your transactions, to maintain your investments in funds managed by Apollo, and to respond to court orders and legal investigations, or as permitted by law. We also provide such information to our affiliates, attorneys, banks, auditors, securities brokers, and service providers as may be necessary to facilitate the acceptance and management of your investments in funds managed by Apollo and to enable them to perform services on our behalf. We may also provide your name, address, telephone number, social security number, or financial condition information to affiliates or nonaffiliated third parties, such as broker-dealers, engaged in marketing activities on our behalf, such as the solicitation of your investment in future funds managed by Apollo. We will require such third-party service providers and financial institutions to protect the confidentiality of the investors’ nonpublic personal information and to use the information only for purposes for which it is disclosed to them. We maintain physical, electronic, and procedural safeguards that comply with U.S. federal standards to safeguard investors’ nonpublic personal information.

1	Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

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We will adhere to the policies and practices described in this Privacy Notice regardless of whether the investor is a prospective, current or former investor.
If you have any questions concerning this Privacy Notice, please contact
privacy@apollo.com
.
Appendix: European Union, United Kingdom, Cayman Islands, California, and Other Jurisdictional Privacy Notice
This Appendix, along with the Privacy Notice above, describes how Apollo,
2
as a data controller, collects and processes Personal Information (as defined below) about natural persons residing in the European Union (“EU”), the United Kingdom (“UK”), and other jurisdictions that may grant natural persons certain privacy rights,
3
as well as in relation to an Apollo entity that is established in the European Union or United Kingdom or an entity that is established in the Cayman Islands. This notice also provides such persons with information about the rights they may have in relation to Personal Information (as defined below). If you are a California Resident (as defined below), please review the below section
Additional Information for California Residents
for additional disclosures, our
Notice at Collection
, and a description of your rights under the California Consumer Privacy Act (with any implementing regulations, as amended by the California Privacy Rights Act (“CPRA”) and as may be amended from time to time, “CCPA”).
If we materially change our privacy practices regarding Personal Information (as defined below), we will notify relevant individuals. For purposes of this Appendix, “investors” includes directors, officers, employees, owners, limited partners, agents, consultants, representatives, and beneficiaries of investors that are not natural persons.
Collection of Information
Depending on how you interact with us, we may collect nonpublic personal information as described elsewhere in the Privacy Notice and other Personal Information about you. “Personal Information” for purposes of this Notice means any information that can help us directly or indirectly identify you, and as otherwise defined under applicable law.
We may collect certain categories of Personal Information from investors, including:

•
identifiers and similar information
such as name, address, date and place of birth,
e-mail
address, telephone number, social security number or other unique identifier number, tax identification number, driver’s license number, passport and other national identity details, internet protocol (“IP”) address, username, password, online identifiers or other similar identifiers;

•
financial information,
including certain information protected under federal or state laws, like income, assets and investments, payments, creditworthiness, loans, bank account details, wire instructions or a signature, bank account, or other financial information;

•	personal details, including characteristics of protected classifications under certain federal or state laws, such as gender, national origin, or marital status;

2
As defined in the Apollo Privacy Notice, “Apollo” refers to Apollo Global Management, Inc. and its subsidiaries. Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

3
Individuals in Andorra, Argentina, Australia, California, Canada, Faroe Islands, Guernsey, Hong Kong, Israel, Isle of Man, Japan, Jersey, Mexico, New Zealand, Singapore, South Korea, Switzerland, Uruguay, and certain other jurisdictions may have certain data subject rights. These rights vary, but they may include the right to (i) request access to and rectification or erasure of their personal information, (ii) restrict or object to the processing of their personal information, and (iii) obtain a copy of their personal information in a portable format. Individuals may also have the right to lodge a complaint about the processing of personal information with a data protection authority.

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•
commercial information,
including records of products or services purchased, obtained, or considered, or other purchasing histories or tendencies, including funds invested, investments considered, or sources of funds or wealth;

•
certain information that may qualify as “special category” data under applicable data protection laws, such as Personal Information revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, trade union membership, data concerning health, or a natural person’s sex life or sexual orientation;

•	education information, including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act;

•	internet or other electronic network activity information, including interactions with our website or use of certain online tools;

•	audio (e.g., voicemail), electronic, visual or similar information;

•	professional or employment-related information, including occupation, compensation, salary, benefits, grants, insurance details, pension information, employer, and title;

•	inferences drawn from any of the information identified above to create a profile reflecting your preferences or similar information, including your potential interest in investing in new funds; and

•
certain information that may qualify as “sensitive personal information” under the CCPA, such as your social security number, passport number, driver’s license, or state identification card; your account log-in,
financial account and debit or credit card number in combination with any required security credentials allowing access to such account; and your racial or ethnic origin.

How We Collect Information
Investors may provide us with Personal Information in connection with their investments in Apollo funds, which may include address, social security number, wire transfer instructions, and the amount of assets or income. This information is required before investors can be accepted into an Apollo fund, and not providing it may mean that we are not able to accept an investment. As described in the Privacy Notice, investors provide us with information directly and/or through intermediates in subscription documentation and may continue to provide information through ongoing communications or interactions with us on an applicable website or by mail,
e-mail,
or telephone.
We also collect Personal Information from different sources such as consultants, fund administrators, identity verification services, and credit reference agencies, sources designed to detect and prevent fraud, and those sources described in the Privacy Notice.
We may also collect Personal Information through publicly available sources such as public websites or other publicly accessible directories and sources, including bankruptcy registers, tax authorities, governmental agencies and departments, sanctions screening databases, and regulatory authorities.
Why We Collect Information
As permitted by applicable laws, we use Personal Information primarily to communicate with investors.
We may use Personal Information for the following business or commercial purposes, and the lawful bases for our processing include the following:

•	comply with our obligations to investors under contract or related pre-contractual steps;

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•
support our business development and marketing initiatives. We do this to meet our business interests in expanding our business. We only send direct electronic marketing messages where recipients have agreed to this or as otherwise permitted by applicable law. Individuals can opt out of receiving such messages at any time by using the opt-out
mechanisms that may be available in those messages or by contacting us via the channels provided below;

•
where it is necessary for our legitimate interests (or those of a third party) and your interests and fundamental rights do not override those interests. This processing benefits investors by supporting our provision of services;

•	protect our rights, establish, exercise or defend legal claims and in order to protect and enforce our (or another person’s) rights, property, or safety, or to assist others to do the same;

•
maintain security and prevent or detect crime and fraud. In many cases we are required to do this by applicable laws, but we will otherwise do so to meet our interests in maintaining security and preventing crime, which is also in the interest of our investors;

•	compliance with applicable laws and regulations, including to meet our legitimate interests or those of a third party;

•
detect security incidents and protecting against malicious, deceptive, fraudulent, or illegal activity, including preventing fraud and conducting “Know Your Client,” anti-money laundering, terrorist financing, and conflict checks;

•	internal operations, including troubleshooting, data analysis, testing, research, and statistical and survey purposes;

•
audit compliance with Apollo’s corporate policies and contractual obligations. This is necessary to meet our legal and regulatory obligations, for example to financial services regulators, and if not strictly necessary to meet these obligations, to allow us to meet our interests in running our business to our high corporate standards, which is beneficial to investors as these help protect investments and information; and

•	with your consent, as required under applicable law.
We may be legally obliged to process certain Personal Information in order to be able to perform services and business operations or to comply with contractual requirements. If you choose not to provide us with the necessary Personal Information or to restrict us from processing Personal Information, we may not be able to meet our obligations or deliver the products or services requested. This may lead to cancellation of contracts; if this is the case, we will endeavor to contact you to discuss this.
How We Disclose Information
We disclose information for the purposes described above in the Privacy Notice and on the grounds described above in this Appendix. We may also disclose Personal Information as required to pursue available remedies or limit damages we may sustain, to enforce our rights, protect our property or protect the rights, property or safety of others, to prevent fraud, unauthorized transactions or liability; or as needed to support external auditing, compliance and corporate governance functions.
We may also share information about you to the extent reasonably necessary to proceed with the consideration, negotiation, or completion of a merger, reorganization, or acquisition of our business, or a sale, liquidation, or transfer of some or all of our assets.
Security Measures
We maintain reasonable physical, electronic, and procedural safeguards appropriate to the nature of the information to store and secure Personal Information from unauthorized access, alteration, and destruction. Our

125

control policies, for example, generally authorize access to investor information only by individuals who need such access to do their work. Given the nature of information security, there is no guarantee that such safeguards will always be successful.
Transfers of Information
Our activities and the jurisdictions in which we are established are such that it may be necessary for Personal Information that we collect to be transferred, as permitted by applicable laws, to the United States and other countries where we or our service providers have facilities. When we transfer Personal Information to a country that is not regarded as ensuring an adequate level of protection for Personal Information under European Union, United Kingdom, the Cayman Islands, or other applicable laws, we will seek to ensure a similar degree of protection is afforded to Personal Information by ensuring that, where possible, we put in place appropriate safeguards (such as standard contractual clauses approved by the European Commission or other relevant authority) or otherwise transfer Personal Information in accordance with applicable laws, such as where the transfer is necessary for the performance of a contract between you and us or between us and a third party in your interest, where the transfer is necessary to establish, exercise or defend legal claims, or where the transfer is made for important reasons of public interest. For more information on specific mechanisms we rely on for transferring Personal Information, please contact us at the details provided in the
Contact
section below.
How Long We Keep Information
We retain Personal Information for as long as we have a relationship with the individuals to whom the information relates and for a period after our relationship has ended. When deciding how long to keep Personal Information after our relationship has ended, we take into account how long we need to retain the information to fulfill the purposes described above and to comply with our legal regulatory obligations, including obligations of our regulators. We may also retain Personal Information to investigate or defend against potential legal claims in accordance with the limitation periods of countries where legal action may be brought.
Individual Rights and Choices
Subject to certain local laws, individuals may have certain additional rights regarding their Personal Information. In particular, individuals may have the right to object to our uses of their Personal Information. Individuals who would like to discuss or exercise such rights can contact us at the details provided in the
Contact
section below. These additional rights may include the rights to (i) access Personal Information; (ii) rectify the Personal Information we hold; (iii) erase Personal Information; (iv) restrict our use of Personal Information; (v) object to the processing of your Personal Information in certain circumstances, including where we process Personal Information for direct marketing purposes or where we have processed such data on the basis of our legitimate interests; (vi) withdraw your consent to the processing of your Personal Information (where applicable); (vii) receive Personal Information in a usable electronic format and transmit it to a third party (also known as the right of data portability); and (vi) lodge a complaint with a data protection authority in the United Kingdom or the European Economic Area (“EEA”) Member State in which you live, work or where the infringement occurred or in respect of an entity organized under the laws of the Cayman Islands, as overseen by the Ombudsman in the Cayman Islands. If you are a California Resident, please review
Additional Information for California Residents
below for a description of your California-specific rights regarding your Personal Information.
Additional Information for California Residents
The CCPA imposes certain obligations on us and grants certain rights to California residents (“California Resident,” “you,” or “your”) with regard to “personal information” (as defined under the CCPA). If you are a California Resident, please review the following information about your potential rights with regard to your Personal Information under the CCPA. The rights described herein are subject to exemptions and other limitations under applicable law, and the CCPA does not apply to certain information like Personal Information

126

collected, processed, sold, or disclosed pursuant to the federal Gramm-Leach-Bliley Act and its implementing regulations (“GLBA”).
Terms used herein have the meaning ascribed to them in the CCPA. For purposes of the CCPA, we are a “business.”
Notice at Collection and Use of Personal Information
Information We Collect
Depending on how you interact with us, we may collect the categories of Personal Information listed above in
Collection of Information.
How We Use Collected Information
We may use Personal Information from you for the purposes described above in the section
Why
We Collect Information.
Sale or Sharing of Personal Information
We do not “sell” your Personal Information under the CCPA, meaning we do not rent, release, disclose, transfer, make available, or otherwise communicate personal information to another business or third party for monetary or other valuable consideration. We also do not “share” your Personal Information, as defined under the CCPA to mean sharing, renting, releasing, disclosing, disseminating, making available, transferring, or otherwise communicating orally, in writing, or by electronic or other means, personal information to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration.
How Long We Keep Information
We retain your Personal Information as described above in the section
How Long We Keep
Information.
For more information about our privacy practices, please review our entire Privacy Policy and accompanying Appendix.
Our Collection, Use, and Disclosure of Personal Information and Sensitive Personal Information
What Information We Have Collected, the Sources from Which We Collected It, and Our Purpose for Collecting the Information
In the preceding 12 months, depending on how you interact with us, we may have collected the categories of Personal Information listed above in
Collection of Information.
We may collect Personal Information from all or some of the categories of sources listed in the section
How We Collect Information.
We may collect all or a few of these categories of Personal Information for the business or commercial purposes identified in the section
Why We Collect Information.
Our Disclosure of Personal Information
We do not sell or share your Personal Information as defined under the CCPA. We do not knowingly sell or share the Personal Information of California Residents under 16 years old. In the preceding 12 months, we may have

127

disclosed for a business purpose some of the categories of Personal Information to the categories of third parties, as describe in the below chart:

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
Identifiers
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Debugging and repainting errors impairing functionality (such as on our portals or website).

Additional information subject to Cal. Civ. Code § 1798.80(e)	• Professional services organizations, such as auditors. • Affiliated entities.

•
Internal research for technological development and demonstration.

•
Activities to verify, maintain, or improve the quality of our services.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

Characteristics of protected classifications under certain federal or state laws
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities.

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
To comply with applicable laws and regulations.

Commercial information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that

• Performing services. • Auditing related to consumer interactions and transactions. • Short-term, transient use. • Detecting security incidents, protecting against malicious,

128

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
assist with fraud prevention, or custodians or lenders to or creditors of a fund. • Professional services organizations, such as auditors. • Affiliated entities.
deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Debugging and repainting errors impairing functionality (such as on our portals or website).

•
Internal research for technological development and demonstration.

•
Activities to verify, maintain, or improve the quality of our services.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

Education information, including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities

•
Performing services

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
To comply with applicable laws and regulations.

Internet or electronic network activity information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities.

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Debugging and repainting errors impairing functionality (such as on our portals or website).

•
Internal research for technological development and demonstration.

129

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
• Activities to verify, maintain, or improve the quality of our services. • Business development and marketing initiatives. • To comply with applicable laws and regulations.

Audio, electronic, visual, or similar information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities.

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

Professional or employment- related Information	• Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.	• Performing services. • Auditing related to consumer interactions and transactions. • Short-term, transient use.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

Inferences drawn from any of the information identified above
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal

130

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
custodians or lenders to or creditors of a fund. • Professional services organizations, such as auditors. • Affiliated entities.
activity, and prosecuting those responsible for that activity.

•
Internal research for technological development and demonstration.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

In addition, we may disclose, and in the preceding 12 months may have disclosed, all of the categories of Personal Information identified in
Collection of Information
above to the following categories of third parties: (i) judicial courts, regulators, or other government agents purporting to have jurisdiction over us, our subsidiaries or our affiliates, or opposing counsel and parties to litigation; and (ii) other third parties as may otherwise be permitted by law. We may disclose the categories of Personal Information identified in
Collection of Information
above for the business or commercial purposes identified above in
Why We Collect Information
. Additionally, we may disclose your Personal Information to third parties upon your request, at your direction, or with your consent.
We may also disclose or make available your Personal Information to our service providers such as our administrator, other entities that have agreed to limitations on the use of your Personal Information, or entities that fit within other exemptions or exceptions in, or as otherwise permitted by, the CCPA.
Use and Disclosure of Sensitive Personal Information
As noted in
Collection of Information
, under the CCPA, certain Personal Information we collect and process may be considered “sensitive personal information.” The CCPA requires that we provide you with a right to limit our use or disclosure of such sensitive personal information in certain circumstances. Currently, we are not using or disclosing your sensitive personal information for purposes that would require that we provide you with a right to limit.
California Residents’ Rights under the CCPA
If your Personal Information is subject to the CCPA, you may have certain rights concerning that information, subject to applicable exemptions and limitations, including the right to (i) be informed, at or before the point of collection, of the categories of Personal Information to be collected, and the purposes for which the categories of Personal Information shall be used; (ii) not be discriminated against because you exercise any of your rights under the CCPA; (iii) request that we delete any Personal Information about you that we collected or maintained, subject to certain exceptions (“Request to Delete”); (iv)
opt-out
of the “sale” (as that term is defined in the CCPA) of your Personal Information if a business sells your Personal Information (we do not); (v)
opt-out
of the “sharing” (as that term is defined in the CCPA) of your Personal Information if a business shares your Personal Information with third parties (we do not); (vi) limit the use and disclosure of sensitive personal information where required by the CCPA (“Right to Limit”) (please note that we are not using your sensitive personal information for purposes that would require that we provide you with a Right to Limit); (vii) correct inaccurate Personal Information (“Request to Correct”); and (viii) request that we disclose to you the Personal Information we have collected, used, and disclosed about you during the past 12 months (“Request to Know”).
The CCPA does not restrict our ability to do certain things like comply with other laws or comply with regulatory investigations. In addition, the CCPA does not apply to certain information like Personal Information collected,

131

processed, sold or disclosed pursuant to the GLBA. We also reserve the right to retain, and not to delete, certain Personal Information after receipt of a Request to Delete from you where permitted by the CCPA or another law or regulation.
How to Submit a Request under the CCPA
You may submit a Request to Know, Request to Correct, or Request to Delete (“Consumer Rights Request”), as described above, through the following toll-free telephone number:
833-271-8296,
or
e-mail
us at
privacy@apollo.com
.
We are only required to respond to verifiable Consumer Rights Requests made by you or your legally authorized agent. When you submit a Consumer Rights Request, we may ask that you provide clarifying or identifying information to verify your request. Such information may include, at a minimum, depending on the sensitivity of the information you are requesting and the type of request you are making, your name and email address. Any information gathered as part of the verification process will be used for verification purposes only.
You are permitted to designate an authorized agent to submit a Consumer Rights Request on your behalf and have that authorized agent submit the request through the aforementioned methods. In order to be able to act, authorized agents have to submit proof that they are authorized to act on your behalf or have a power of attorney. We may also require that you directly verify your own identity with us and directly confirm with us that you provided the authorized agent permission to submit the request.
Contact
This Privacy Notice and Appendix are available in alternative formats upon request. Please contact
privacy@apollo.com
with any questions about this notice or our data privacy and data protection practices or to request this Privacy Notice in an alternative format. The Apollo point of contact for Apollo entities established outside the European Union and United Kingdom is: Apollo Management International LLP, 25 St. George Street, London W1S 1FS, United Kingdom.
The Privacy Notice was last updated on October 27, 2025, and supersedes any previously distributed Privacy Notice. From time to time, we may update this Privacy Notice. To the extent there are material changes with respect to our disclosure practices, we will issue an updated Privacy Notice that is reflective of such practices.

132

Apollo Diversified Credit Fund
Class F Shares (CRDFX) of Beneficial Interest

PROSPECTUS

May 1, 2026
Investment Adviser
Apollo Capital Credit Adviser, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.
You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS
May 1, 2026
Apollo Diversified Credit Fund
Class M Shares (CRDMX) of Beneficial Interest

Apollo Diversified Credit Fund (the “Fund”) is a continuously offered, diversified, closed-end
management investment company that is operated as an interval fund. This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class M Statement of Additional Information (“SAI”) dated May 1, 2026, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o ALPS Fund Services, Inc., 1290 Broadway, Suite 1000, Denver, CO 80203, or by calling toll-free
1-888-926-2688.
The table of contents of the SAI appears on page 1
20
 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports and other information about the Fund or make shareholder inquiries by calling
1-888-926-2688
or by visiting www.apollo.com/adcf. The SAI, material incorporated by reference and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.
Investment Objective.
The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.
Summary of Investment Strategy.
The Fund pursues its investment objective through a “multi-asset” approach across both private and public credit markets. With access to the broad spectrum of the credit platform of Apollo Global Management, Inc. (together with its consolidated subsidiaries, “Apollo”), the Fund employs a dynamic asset allocation process, investing across a range of credit strategies in an effort to generate attractive risk-adjusted returns, including but not limited to corporate direct lending, asset-backed finance and performing credit. The Fund’s allocation across each of these investment strategies may vary from time to time. The Fund will invest, under normal market conditions, at least 80% of its Managed Assets (as defined herein) in debt securities, including, but not limited to, credit related investments such as fixed income securities (investment grade debt and high-yield debt), floating rate securities (senior loans or structured credit) and other debt instruments and in derivatives (futures, forward contracts, foreign currency exchange contracts, call and put options, selling or purchasing credit default swaps, and total return swaps) and other instruments that have economic characteristics similar to such securities or investments.
Risks.
Investing in the Fund involves a high degree of risk. In particular:

•	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

•	The Fund will ordinarily accrue and pay distributions from its net investment income, if any, once a quarter; however, the amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital.

•
The Fund may invest in collateralized loan obligations (“CLOs”). CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. The risks of investing in CLOs depend largely on the tranche invested in and the type of underlying debts and loans in the tranche of the CLO, in which the Fund invests. The Fund invests in CLOs without regard to tranche. CLOs also carry risks including, but not limited to, interest rate risk and credit risk.

•	Investors will pay offering expenses. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

•
The Fund’s shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares. Thus, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value (“NAV”), and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risk Factors” below in this prospectus.

The Adviser.
The Fund’s investment adviser is Apollo Capital Credit Adviser, LLC (the “Adviser”), an SEC registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an affiliate of Apollo.
The
Sub-Adviser.
The Adviser has engaged Apollo Credit Management, LLC (the
“Sub-Adviser”),
an SEC registered investment adviser under the Advisers Act, to manage the Fund’s investment portfolio. The
Sub-Adviser
is an affiliate of Apollo. Founded in 1990, Apollo is a high-growth, global alternative asset manager and retirement services provider. Apollo conducts its business primarily in the U.S. through the following three reportable segments: Asset Management, Retirement Services and Principal Investing. These business segments are differentiated based on the investment services they provide as well as varying investing strategies.
Through its asset management business, Apollo raises, invests and manages funds, accounts and other vehicles, on behalf of some of the world’s most prominent pension, endowment and sovereign wealth funds and insurance companies, as well as other institutional and individual investors. Apollo’s retirement services business is conducted by Athene Holding Ltd. (together with its subsidiaries, “Athene”), a leading financial services company that specializes in issuing, reinsuring and acquiring retirement savings products for the increasing number of individuals and institutions seeking to fund retirement needs. As of December 31, 2025, Apollo had total assets under management (“AUM”) of $938 billion and a team of 6,140 employees, including 2,010 employees of Athene and 600 employees of Bridge Investment Group Holdings Inc.
Apollo manages the leading alternative credit business with $749 billion in credit AUM and more than 590 investment professionals across an array of corporate, asset-backed and insurance-related investment strategies. The Fund benefits from its affiliation with Apollo as a scaled direct lending platform with over $450 billion of dedicated corporate credit AUM. Apollo’s corporate credit business dates back over twenty years, with a heritage as one of the largest managers of syndicated loans. Over the course of decades, Apollo has built incumbency with thousands of leveraged loan issuers, many of which are backed by the largest blue-chip private equity sponsors. Today, Apollo has established over 4,000 lending relationships. Incumbency and scale enable Apollo to source and deliver attractive lending opportunities for its investor clients. In 2025, Apollo and its affiliates originated $60 billion in direct lending transactions.
By collaborating across disciplines, with each business unit contributing to, and drawing from, Apollo’s shared information and experience, Apollo believes the Fund is well-positioned to invest across asset classes. Apollo’s investment philosophy is centered on the ethos that “purchase price matters,” allocating capital to the best risk-reward investment opportunities throughout market and economic cycles. Apollo’s focus on alternative asset investing seeks to deliver excess return per unit of risk at all points across the investment spectrum. Investors in the Fund’s shares also benefit from significant alignment of interest with Apollo since, through Athene, Apollo is often among the largest investors in its own funds, including direct lending funds which co-invest
alongside the Fund.

Securities Offered.
The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class M shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its distributor, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, an unlimited number of shares of beneficial interest, at NAV plus the applicable sales load, if any. As of March 31, 2026, the Fund’s NAV per Class M share was $22.43. As of March 31, 2026, there were 469 Class M shares outstanding. The Fund offers its Class M shares through certain financial intermediaries. The Fund offers Class A, Class C, Class I, Class L and Class F shares through separate prospectuses. The minimum initial investment for Class M shares is $25,000. The Fund reserves the right to waive the investment minimum. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. Neither the Fund nor the Distributor imposes an initial sales charge on Class M shares. If you buy Class M shares through certain financial intermediaries, the intermediary may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly. During the continuous offering, shares will be sold at the NAV of the Fund next determined. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended.

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV	None	$ amount invested at current NAV
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

i

PROSPECTUS SUMMARY
This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”
The Fund
The Fund is a continuously offered, diversified,
closed-end
management investment company. See “The Fund.” The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of each class of shares at that class of shares’ NAV, which will be calculated on a daily basis. See “Quarterly Repurchases of Shares,” and “Determination of Net Asset Value.”
Investment Objective and Policies
The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.
The Fund pursues its investment objective through a “multi-asset” approach across both private and public credit markets. With access to the broad spectrum of Apollo’s credit platform, the Fund employs a dynamic asset allocation process, investing across a range of credit strategies in an effort to generate attractive risk-adjusted returns, including but not limited to corporate direct lending, asset-backed finance and performing credit. The Fund’s allocation across each of these investment strategies may vary from time to time.

•
The corporate direct lending strategy targets large scale private corporate origination and sponsor-backed issuers utilizing Apollo’s proprietary sourcing channel, primarily focused on first lien, senior secured and unitranche loans. This may include opportunities within credit secondaries and middle market direct lending.

•
The asset-backed finance strategy focuses on agile deployment of capital into origination and proprietary sourcing channels across a broad mandate of asset-backed investments, with focus on investments collateralized by tangible assets.

•	The performing credit strategy focuses on liquid, performing senior secured corporate credit, with flexibility to deploy contingent capital opportunistically during periods of market dislocation.
In executing its multi-asset approach, the Fund will pursue a credit strategy focusing on high conviction credit opportunities and investment themes, including high-yield bonds, senior loans (including covenant-lite loans), structured credit and convertibles, inclusive of publicly traded and private companies. High-conviction opportunities are investment opportunities that fall within the Fund’s investment strategy, which are identified by the
Sub-Adviser
using its holistic,
bottom-up
proprietary research and credit analysis, including analysis of fundamental, valuation, technical and other market factors. Generally, “high conviction” refers to investments that the Fund may hold in smaller numbers and for longer periods than a fund that invests more broadly and for shorter periods, or that seeks to track an index.
The Fund will seek to invest tactically across credit strategies employed by the
Sub-Adviser
in order to capitalize on both near and longer-term relative value opportunities. The Fund intends to identify relative value opportunities by assessing an investment based on the risk reward relationship along with the interaction between a variety of differentiating factors: income, maturity, seniority, structure, collateral, liquidity, geopolitical, and other relevant factors.
The Fund believes that by leveraging Apollo’s extensive history and expertise investing across the spectrum of credit, as well as the incumbency afforded by the broad reach of its approximately $749 billion credit platform as

1

of December 31, 2025, the Fund is well-positioned to capitalize on a continually evolving market landscape and dynamically pivot to the most attractive risk-adjusted investment opportunities.
The Fund, the Adviser and certain affiliates received an exemptive order from the SEC on May 14
,
2025 that permits the Fund, among other things, to
co-invest
with other funds and accounts managed by the Adviser or its affiliates, subject to certain conditions (the “Order”). Certain types of negotiated co-investments
may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board of Trustees (the “Board” or “Trustees”), including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”), has approved co-investment
policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted policies and procedures (the “Adviser Allocation Policy”) which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Fund may determine to participate or not to participate, depending on whether the
Sub-Adviser
determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the
Sub-Adviser
determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.
Subsidiaries
Certain investments of the Fund will be held in single-asset subsidiaries controlled by the Fund (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund may also execute a portion of its strategy by investing in a wholly-owned and controlled Cayman subsidiary (the “Cayman Subsidiary”) subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. In addition, the Fund will engage in bank borrowings through two wholly-owned and controlled domestic subsidiaries (the “Financing Subsidiaries”; together with the Single-Asset Subsidiaries and the Cayman Subsidiary, the “Subsidiaries”), each of which acts as the borrower of a revolving credit facility. The Financing Subsidiaries are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are the principal investment strategies and principal investment risks of the Fund as reflected in this prospectus. The financial statements of the Subsidiaries are consolidated with those of the Fund.
For purposes of the Fund’s 80% Policy (as defined below), the Fund aggregates direct investments with investments held by its wholly-owned and controlled Subsidiaries.
Leverage and Credit Facilities
The Fund and/or its Financing Subsidiaries utilize leverage, including borrowing from banks in an amount of up to 33 1/3% of the Fund’s consolidated assets (defined as net assets plus borrowing for investment purposes). The Fund and its Financing Subsidiaries are authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Financing Subsidiaries have each entered into a revolving credit facility (the “Credit Facilities”) on behalf of the Fund for the purpose of investment purchases and other liquidity measures, subject to the limitations of the Investment Company Act of 1940, as amended (the “1940 Act”)for borrowings. The Credit Facilities are secured by all of the assets held by the Financing Subsidiaries.
In addition, the Fund has entered into a committed facility arrangement through BNP Paribas Prime Brokerage International, Ltd. (“BNP”) (the “BNP Credit Facility”) which provides the Fund with the ability to borrow funds in U.S. dollars and certain agreed upon foreign currencies, subject to the limitations of the 1940 Act for borrowings. As collateral for the BNP Credit Facility, the Fund grants the lender a first position security interest

2

in and lien on securities of any kind or description held by the Fund in the collateral accounts. The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.
The Fund may also use leverage in the form of the issuance of preferred shares, but does not currently intend to do so. The Board may authorize the issuance of preferred shares without the approval of common shareholders; however, the Fund is not currently authorized to issue preferred shares. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Fund’s common shareholders, and these costs and expenses may be significant.
Other investments held by the Fund may also expose the Fund to leverage, which is excluded from the 33 1/3% limitation noted above. In addition, the Fund’s investments in certain derivatives may be viewed as a form of leverage.
To finance investments, the Fund may securitize certain of its secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments.
The SAI contains a list of all of the fundamental and
non-fundamental
investment policies of the Fund, under the heading “Investment Objective and Policies.”
Investment Strategy
The Fund will invest, under normal market conditions, at least 80% of its Managed Assets in debt securities, including, but not limited to, credit-related investments such as fixed income securities (investment grade debt and high-yield debt), floating rate securities (senior loans or structured credit) and other debt instruments and in derivatives (futures, forward contracts, foreign currency exchange contracts, call and put options, selling or purchasing credit default swaps, and total return swaps) and other instruments that have economic characteristics similar to such securities or investments (the “80% Policy”). The Fund may invest in investment grade and below investment grade rated debt instruments and securities of sovereign and quasi-sovereign issuers, including debt issued by national, regional or local governments and other agencies. The Fund may invest in securities denominated in U.S. dollars or in other foreign currencies.
The Fund may change the 80% Policy without shareholder approval. The Fund will provide shareholders with written notice at least sixty (60) days prior to the implementation of any such changes.
“Managed Assets” means net assets plus the amount of any borrowings and the liquidation preference of any preferred shares that may be outstanding.
The
Sub-Adviser’s
credit platform encompasses a broad array of credit strategy groups that invest in public and private corporate credit instruments across the liquidity spectrum, including high yield bonds and “structured credit.” High-yield bonds are also referred to as “below investment grade rated securities” or “junk bonds,” as described in this prospectus. Structured credit may include CLOs, commercial mortgage-backed securities (“CMBS”) and other asset-backed securities.

3

The Fund intends to invest primarily in U.S. markets, but will also target European and certain other developed markets based on liquidity and other relative value considerations.
To the extent consistent with the applicable liquidity requirements for interval funds under Rule
23c-3
of the 1940 Act, the Fund may invest without limit in illiquid investments.
It is expected that the Fund normally will have a short average portfolio duration (i.e., within a 1
1
/
2
to
3-year
range), as calculated by the
Sub-Adviser,
although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. While the Fund seeks to maintain a short average portfolio duration, there is no limit on the maturity or duration of any individual security in which the Fund may invest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates.
Some of the credit instruments in which the Fund invests may be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit investments rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high-yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.
Investment Adviser
The Adviser was formed in 2016, commenced operations in 2017, and is registered as an investment adviser with the SEC pursuant to the provisions of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an affiliate of Apollo.
Sub-Adviser
The Adviser has engaged Apollo Credit Management, LLC (the
“Sub-Adviser”),
an SEC registered investment adviser pursuant to the provisions of the Advisers Act, to manage the Fund’s investment portfolio. The
Sub-Adviser
is an affiliate of Apollo.
The Fund and the
Sub-Adviser
have also entered into an Administration Agreement (the “Affiliate Administration Agreement”), pursuant to which the
Sub-Adviser
will be entitled to reimbursement by the Fund of the
Sub-Adviser’s
cost of providing the Fund with certain
non-advisory
services. If the
Sub-Adviser
engages any persons (including
sub-administrators)
or any of its affiliates, including persons who are officers of the Fund, to provide accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund at the request of the Fund, the Fund will reimburse the
Sub-Adviser
for its costs in providing such accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board.
Fees and Expenses
The Adviser and the Fund have entered into an expense limitation and reimbursement agreement with respect to Class M, Class A, Class C, Class I and Class L shares (the “Expense Limitation Agreement”) and a separate agreement with respect to Class F shares (the “Class F Expense Limitation Agreement” and together with the

4

Expense Limitation Agreement, the “Expense Limitation Agreements”). Pursuant to the Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or to reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to the extent that such expenses exceed, per annum, 2.75% of Class M average daily net assets (along with the respective expense limitations for each of the Fund’s other classes of shares as discussed in this prospectus, an “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the respective Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Adviser has approved the continuance of the Expense Limitation Agreement through at least April 30, 2027, unless and until the Board approves its modification or termination upon written notice to the Adviser. The Expense Limitation Agreement may be renewed for consecutive twelve-month periods provided that the Adviser specifically approves such continuance at least annually. The Expense Limitation Agreements may be terminated only by the Board on written notice to the Adviser and will automatically terminate at such time as the Investment Advisory Agreement (as defined herein) between the Fund and the Adviser is terminated. See “Management of the Fund.”
Administrator and Accounting Agent
ALPS Fund Services, Inc. (“ALPS” or the “Administrator”) serves as the Fund’s Administrator and accounting agent. See “Management of the Fund.”
Transfer Agent
SS&C GIDS, Inc. (“SS&C” or “Transfer Agent”) serves as the Fund’s transfer agent. See “Management of the Fund.”
Distribution Fees
Class M shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class M shares and is payable on a monthly basis. See “Plan of Distribution.”
Closed-End
Fund Structure
Closed-end
funds differ from mutual funds in that
closed-end
funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end
fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end
funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows,
although not subject to the continuous
out-flows.
See “Quarterly Repurchases of Shares.”
Share Classes
The Fund offers multiple different classes of shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for

5

each share class are different. The fees and expenses for the Class M shares of the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.
The Fund also offers Class A, Class C, Class I, Class L and Class F shares through separate prospectuses, which are subject to different sales loads and ongoing fees and expenses. Class F shares are no longer offered except for reinvestment of dividends.
Each investor’s financial considerations are different. You should consult with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.
Investor Suitability
An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.
Repurchases of Shares
The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity is provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”
Summary of Risks
Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”
Risks Related to an Investment in the Fund
Investment and Market Risk.
An investment in the Fund’s common shares (“Common Shares”) is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s Common Shares represents an indirect investment in the Fund’s portfolio of debt instruments, other securities, and derivative investments, and the value of these investments may fluctuate, sometimes rapidly and unpredictably. At any point in time an investment in the Fund’s Common Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.

6

All investments involve risks, including the risk that the entire amount invested may be lost. No guarantee or representation is made that the Fund’s investment objectives will be achieved. The Fund may utilize investment techniques, such as leverage and swaps, which can in certain circumstances increase the adverse impact to which the Fund’s investment portfolio may be subject.
Repurchase Offers Risks.
The Fund is an interval fund and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct repurchase offers of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. The Fund has in the past received, and may in the future receive, repurchase requests that exceed the limits of a quarterly repurchase offer, and the Fund has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash, cash from the sale of Common Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance.
General Market Conditions Risk.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of the global credit markets, periods of reduced liquidity, greater volatility, general volatility of credit spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global credit market conditions have episodically adversely affected the market values of equity, fixed-income and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.
Portfolio Turnover Risk.
The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 100% under normal circumstances.
Anti-Takeover Provisions.
The Fund’s Declaration of Trust (the “Declaration of Trust”) includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end
status. See “Anti-Takeover Provisions in the Declaration of Trust.”
Market Disruptions.
The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships (on which the
Sub-Adviser
bases a number of its trading positions) become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk
strategies performing with unprecedented volatility and risk.
Trade Negotiations and Related Government Actions.
In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the

7

current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.
There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict the Fund’s portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact the Fund.
Highly Volatile Markets.
The prices of financial instruments in which the Fund may invest can be highly volatile. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.
Credit Facilities.
In the event the Fund defaults under a credit facility or other borrowings, the Fund’s business could be adversely affected as it may be forced to sell a portion of its investments quickly and prematurely at what may be disadvantageous prices to the Fund in order to meet its outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on the business of the Fund, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of the Fund’s assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on the business of the Fund, financial condition, results of operations and cash flows.
Rehypothecated Securities Risk
. In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continues to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged

8

portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability of the Fund to achieve its investment objective.
Shareholders May Experience Dilution.
All distributions declared in cash payable to shareholders that are participants in the Fund’s distribution reinvestment plan will generally be automatically reinvested in its Common Shares. As a result, shareholders that do not participate in the distribution reinvestment plan may experience dilution over time.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses.
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Declaration of Trust provides that the Fund’s Trustees will not be liable to the Fund or its shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, the Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Operational Risk.
The Fund depends on the
Sub-Adviser
to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in the Fund’s operations, can cause the Fund to suffer financial loss, the disruption of its business, liability to clients or third parties, regulatory intervention or reputational damage. The Fund’s business is highly dependent on its ability to process, on a daily basis, a large number of transactions across numerous and diverse markets. Consequently, the Fund relies heavily on its financial, accounting and other data processing systems. The ability of its systems to accommodate an increasing volume of transactions could also constrain the Fund’s abilities to properly manage its portfolios. Shareholders are generally not notified of the occurrence of an error or the resolution of any error. Generally, the
Sub-Adviser
and its affiliates will not be held accountable for such errors, and the Fund may bear losses resulting from such errors.
Allocation Risk.
The ability of the Fund to achieve its investment objective depends, in part, on the ability of the
Sub-Adviser
to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
Issuer Risk.
The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons, which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.
Management Risk.
The NAV of the Fund changes daily based on the performance of the securities in which it invests. The
Sub-Adviser’s
judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.
Correlation Risk.
The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

9

Distribution Policy Risk.
The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.
Risks Related to the Fund’s Investments
Loans Risk.
Under normal market conditions, the Fund will invest in loans. The loans that the Fund may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may also be unrated. Loans are subject to a number of risks described elsewhere in this prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Investments in Bank Loans and Participations.
The investment portfolio of the Fund may include bank loans and participations. The special risks associated with investing in these obligations include: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws; (ii) environmental liabilities that may arise with respect to collateral securing the obligations; (iii) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; (iv) limitations on the ability of the Fund or the
Sub-Adviser
to directly enforce any of their respective rights with respect to participations; and (v) generation of income that is subject to U.S. federal income taxation as income effectively connected with a U.S. trade or business.
Senior Loans Risk.
Senior secured loans are usually rated below investment grade or may also be unrated. As a result, the risks associated with senior secured loans are similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities. As a result, the
Sub-Adviser
will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the
Sub-Adviser.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Subordinated Loans or Securities.
Certain of the Fund’s investments may consist of loans or securities, or interests in pools of securities that are subordinated or may be subordinated in right of payment and ranked junior to other securities issued by, or loans made to obligors. If an obligor experiences financial difficulty, holders of its more senior securities will be entitled to payments in priority to the Fund. Some of the Fund’s asset-backed investments may also have structural features that divert payments of interest and/or principal to more senior classes of loans or securities backed by the same assets when loss rates or delinquency exceed certain levels. This may interrupt the income the Fund receives from its investments, which may lead to the Fund having less income to distribute to investors.
In addition, many of the obligors are highly leveraged and many of the Fund’s investments will be in securities which are unrated or rated below investment grade. Such investments are subject to additional risks, including an

10

increased risk of default during periods of economic downturn, the possibility that the obligor may not be able to meet its debt payments and limited secondary market support, among other risks.
Loans to Private Companies.
Loans to private and middle-market companies involve risks that may not exist in the case of large, more established and/or publicly traded companies.
Below Investment Grade, or High-Yield, Instruments Risk.
The Fund anticipates that it may invest substantially all of its assets in instruments that are rated below investment grade. Below investment grade instruments are commonly referred to as “junk” or high-yield instruments and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Lower grade instruments may be particularly susceptible to economic downturns, which could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon, increase the incidence of default for such instruments and severely disrupt the market value of such instruments.
Valuation Risk.
Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for most of the Fund’s investments to trade. The Fund’s investments generally trade on an
“over-the-counter”
market which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund is less than the value of such loans or fixed-income instruments carried on the Fund’s books.
Liquidity Risk.
To the extent consistent with the applicable liquidity requirements for interval funds under
Rule 23c-3
of the 1940 Act, the Fund may invest in securities that, at the time of investment, are illiquid (determined using the SEC’s standard applicable to registered investment companies, i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). However, securities that cannot be disposed of within seven days due solely to applicable laws or the
Sub-Adviser’s
compliance policies and procedures will not be subject to the limitations set forth above. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.
Failure of Financial Institutions and Sustained Financial Market Illiquidity.
The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or its portfolio companies have a commercial relationship could adversely affect, among other things, the Fund and/or its portfolio companies’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms. The Fund’s direct origination platform generally focuses on mature companies backed by well-funded large sponsors (e.g., private equity firms), typically with significant equity capital invested. In the event a portfolio company, or potential portfolio company, has a commercial relationship with a bank that has failed or is otherwise distressed, such portfolio company may experience delays or other issues in meeting certain obligations or consummating transactions.
Temporary Defensive Strategies.
From time to time, the Fund may temporarily depart from its principal investment strategies as a defensive measure when the
Sub-Adviser
anticipates unusual market or other conditions. When a temporary defensive posture is believed by the
Sub-Adviser
to be warranted (“temporary defensive periods”), the Fund may without limitation hold cash or invest its Managed Assets in money market

11

instruments and repurchase agreements in respect of those instruments. The money market instruments in which the Fund may invest are obligations of the U.S. government, its agencies or instrumentalities; commercial paper rated
A-1
or higher by Standard & Poor’s or
Prime-1
by Moody’s; and certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation. During temporary defensive periods, the Fund may also invest to the extent permitted by applicable law in shares of money market mutual funds. Money market mutual funds are investment companies and the investments in those companies by the Fund are in some cases subject to applicable law. To the extent that the Fund invests defensively, it may not achieve its investment objective.
Credit Risk.
Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. In addition, the Fund may enter into credit derivatives which may expose it to additional risk in the event that the instruments underlying the derivatives default.
Interest Rate Risk.
The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. The debt capital that will be available to the Fund in the future, if at all, may be impacted by changes in and uncertainty surrounding interest rates. Depending on the interest rate environment and general state of credit markets, potential debt capital may be available only at a higher cost and on terms and conditions less favorable than what the Fund has historically experienced. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.
U.S. Debt Ceiling and Budget Deficit Risks
. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments could cause interest rates and borrowing costs to rise, which may negatively impact the ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

12

Structured Products Risk.
The Fund may invest up to 30% of its Managed Assets in structured products, including CLOs, floating rate mortgage-backed securities and credit linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
Covenant-Lite Loans Risk.
Covenant-lite loans contain fewer maintenance covenants than other types of loans, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.
Collateralized Debt Obligation (“CDO”) Securities.
CDO securities generally are limited-recourse obligations of the issuer thereof payable solely from the underlying securities of such issuer or proceeds thereof. Consequently, holders of CDO securities must rely solely on distributions on the underlying securities or proceeds thereof for payment in respect thereof. If distributions on the underlying securities are insufficient to make payments on the CDO securities, no other assets will be available for payment of the deficiency and following realization of the underlying assets, the obligations of such issuer to pay such deficiency will be extinguished. Such underlying securities may consist of high-yield debt securities, loans, structured finance securities and other debt instruments, generally rated below investment grade (or of equivalent credit quality) except for structured finance securities. High-yield debt securities are generally unsecured (and loans may be unsecured) and may be subordinated to certain other obligations of the issuer thereof. The lower rating of high-yield debt securities and below investment grade loans reflects a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions or both may impair the ability of the issuer to make payments of principal or interest. Such investments may be speculative.
Privacy and Data Security Laws.
Many jurisdictions in which the Fund and its portfolio companies operate have laws and regulations relating to data privacy, cyber security and protection of personal information. If the Fund or the
Sub-Adviser
fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause investors and clients to lose confidence in the effectiveness of the Fund’s security measures.
Leverage Risk.
Under current market conditions, the Fund generally intends to utilize leverage in an amount up to 33 1/3% of the Fund’s Managed Assets principally through borrowings. In the future, the Fund may elect to utilize leverage in an amount up to 50% of the Fund’s total assets through the issuance of preferred shares. Leverage may result in greater volatility of the NAV and distributions on the Common Shares because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from borrowings or the issuance of preferred shares, if any, are borne entirely by common shareholders.
Derivatives Risk.
The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by common shareholders.
The Fund relies on certain exemptions in Rule
18f-4
to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940

13

Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in
Rule 18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on the exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule
18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
Unless the Fund qualifies as a “limited derivatives user” as defined in Rule
18f-4,
the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
Counterparty Risk.
The Fund is subject to credit risk with respect to the counterparties to its derivatives contracts (whether a clearing corporation in the case of exchange-traded instruments or a hedge counterparty in the case of over-the-counter
instruments) purchased by the Fund. Counterparty risk is the risk that the other party in a derivative transaction will not fulfill its contractual obligation.
Legislation and Regulatory Risk.
The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the Commodity Futures Trading Commission (the “CFTC”), the SEC, the Federal Reserve, the European Union (the “EU”) or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.
Commodities Regulation.
CFTC Rule 4.5 permits investment advisers to registered investment companies to claim an exclusion from the definition of “commodity pool operator” under the Commodity Exchange Act (the “CEA”) with respect to a fund, provided certain requirements are met. In order to permit the Adviser to claim this exclusion with respect to the Fund, the Fund limits its transactions in certain futures, options on futures and swaps deemed “commodity interests” under CFTC rules (excluding transactions entered into for “bona fide hedging purposes,” as defined under CFTC regulations) such that either: (i) the aggregate initial margin and premiums required to establish such futures, options on futures and swaps do not exceed 5% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions; or (ii) the aggregate net notional value of such futures, options on futures and swaps does not exceed 100% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions. In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets. Accordingly, the Fund is not

14

subject to regulation under the CEA or otherwise regulated by the CFTC. If the Adviser was unable to claim the exclusion with respect to the Fund, the Adviser would become subject to registration and regulation as a commodity pool operator, which would subject the Adviser and the Fund to additional registration and regulatory requirements and increased operating expenses.
Swap Risk.
The Fund may also invest in credit default swaps, total return swaps and interest rate swaps. Such transactions are subject to market risk, liquidity risk, risk of default by the other party to the transaction, known as “counterparty risk,” and risk of imperfect correlation between the value of such instruments and the underlying assets and may involve commissions or other costs.
Credit Derivatives Risk.
The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. Credit derivatives are transactions between two parties which are designed to isolate and transfer the credit risk associated with a third party (the “reference entity”). Credit derivative transactions in their most common form consist of credit default swap transactions under which one party (the “credit protection buyer”) agrees to make one or more payments in exchange for the other party’s (the “credit protection seller”) obligation to assume the risk of loss if an agreed-upon “credit event” occurs with respect to the reference entity. Credit events are specified in the contract and are intended to identify the occurrence of a significant deterioration in the creditworthiness of the reference entity (e.g., a default on a material portion of its outstanding obligations or a bankruptcy or, in some cases, a restructuring of its debt).
Prepayment Risk.
During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to shareholders. This is known as prepayment or “call” risk.
Inflation/Deflation Risk.
Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions on the Common Shares can decline.
In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Economic activity has continued to accelerate across sectors and regions. Nevertheless, global supply chain issues have led, and may in the future lead, to a rise in energy prices. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.
Non-U.S.
Instruments Risk.
The Fund may invest in
non-U.S.
instruments.
Non-U.S.
investments involve certain risks not typically associated with investing in the United States. Generally, there is less readily available and reliable information about
non-U.S.
issuers or borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The cost of servicing external debt will also generally be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates which are adjusted based upon international interest rates. Because
non-U.S.
instruments may trade on days when the Fund’s Common Shares are not priced, the Fund’s NAV may change at times when Common Shares cannot be sold.
Foreign Currency Risk.
Because the Fund may invest its Managed Assets in securities or other instruments denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may

15

affect the value of instruments held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of instruments denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The
Sub-Adviser
may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. See “Risk Factors—Swap Risk.” The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.
Repurchase Agreements Risk.
Subject to its investment objective and policies, the Fund may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future. The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation.
Reverse Repurchase Agreements Risk.
The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities.
Operational, Artificial Intelligence, and Cybersecurity Risk.
The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders. With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. The Adviser and Sub-Adviser may
also utilize artificial intelligence (“AI”) in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the Adviser’s and Sub-Adviser’s business
operations.
Additional Capital.
The Fund’s portfolio companies may require additional financing to satisfy their working capital requirements, capital expenditure and acquisition and financing strategies. The amount of additional financing needed will depend upon the maturity and objectives of the particular portfolio company. If the funds provided are not sufficient, such portfolio company may have to raise additional capital at a price unfavorable to existing investors, including the Fund.
Uncertain Exit Strategies.
Due to the illiquid nature of many of the investments which the Fund expects to make, the
Sub-Adviser
is unable to predict with confidence what, if any, exit strategies will ultimately be available for any given core position.
Investment and Trading Risk.
All investments in securities risk the loss of capital. The
Sub-Adviser
believes that the Fund’s investment program and research techniques moderate this risk through a careful selection of securities and other financial instruments. No guarantee or representation is made that the Fund’s program will be successful.
Hedging Policies/Risks.
In connection with certain investments, the Fund may employ hedging in support of financing techniques or that is designed to reduce the risks of adverse movements in interest rates, securities prices, commodities prices and currency exchange rates, as well as other risks, and portfolio companies themselves may also utilize hedging techniques. While such transactions may reduce certain risks, such transactions themselves may entail certain other risks, including counterparty default, convergence and other related risks. Thus, while the Fund may benefit from the use of these hedging mechanisms, unanticipated changes

16

in interest rates, securities prices, commodities prices or currency exchange rates or other events related to hedging activities may result in a poorer overall performance for the Fund than if it or its portfolio companies had not entered into such hedging transactions.
Investments in Equity Securities Generally.
The Fund may hold investments in equity securities and equity security-related derivatives. Investments in equity securities of small or medium-sized
market capitalization companies will have more limited marketability than the securities of larger companies. In addition, securities of smaller companies may have greater price volatility.
Portfolio Borrower and Seller Fraud; Breach of Covenant.
The Fund may acquire investments having structural, covenant and other contractual terms providing adequate downside protection, but there can be no assurance that such features and terms will achieve their desired effect and potential investors should regard an investment in the Fund as being speculative and having a high degree of risk. Of paramount concern in acquiring an investment is the possibility of material misrepresentation or omission on the part of the seller, the borrower thereunder (the “Portfolio Borrower”) or other credit support providers, or breach of covenant by any such parties. Such inaccuracy or incompleteness or breach of covenants may adversely affect the valuation of the collateral underlying the loans or the ability of lenders to perfect or effectuate a lien on the collateral securing the loan or the Fund’s ability to otherwise realize on or avoid losses in respect of the investment. The Fund will rely upon the accuracy and completeness of representations made by any such parties to the extent reasonable, but cannot guarantee such accuracy or completeness.
Fund’s Income.
The Fund’s income may at times be variable. For example, there may be times when the Fund holds instruments that are junior to other instruments and as a result of limited cash flow, the Fund receives little or no income. A wide range of factors may adversely affect an obligor’s ability to make repayments, including adverse changes in the financial condition of such obligor or the industries or regions in which it operates; the obligor’s exposure to counterparty risk; systemic risk in the financial system and settlement; changes in law or taxation; changes in governmental regulations or other policies; natural disasters; terrorism; social unrest, civil disturbances; or general economic conditions. Default rates tend to accelerate during economic downturns.
Credit Linked Notes.
The Fund or its portfolio companies may utilize notes; the performance of which are linked to the credit performance of a reference portfolio of certain loan-related claims on corporate and similar entities that are specified from time to time (“CLNs”). CLNs may be speculative and note holders may lose some or all of their initial investments. CLNs may not be rated by any credit agency and are subject not only to note holders’ credit risk exposure, but, also, to the credit risk of the issuer, whose credit ratings and credit spreads may adversely affect the market value of such CLNs.
Asset-Backed Securities Investments.
The Fund’s investment program is expected to include a significant amount of asset-backed securities investments in a range of asset classes that will subject them to further risks, including, among others, credit risk, liquidity risk, interest rate and other market risk, operational risk, structural risk, sponsor risk, monoline wrapper risk and other legal risk.
Commercial Mortgage-Backed Securities.
The Fund may invest in commercial mortgage-backed securities and other mortgage-backed securities, including subordinated tranches of such securities. The value of CMBS will be influenced by factors affecting the value of the underlying real estate portfolio, and by the terms and payment histories of such CMBS.
Residential Mortgage-Backed Securities (“RMBS”).
The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans.

17

Participation Interests.
The Fund may purchase participation interests in debt instruments which do not entitle the holder thereof to direct rights against the obligor. Participations held by the Fund in a seller’s portion of a debt instrument typically result in a contractual relationship only with such seller, not with the obligor. The Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the seller and only upon receipt by such seller of such payments from the obligor.
Security Risk.
Certain investments such as trade claims or consumer receivables may not be secured over underlying assets. Investments may be secured by mortgages, charges, pledges, liens or other security interests. Depending on the jurisdiction in which such security interests are created, enforcement of such securities can be a complicated and difficult process. For example, enforcement of security interests in certain jurisdictions can require a court order and a sale of the secured property through public bidding or auction. In addition, some courts may delay, upon the obligor’s application, the enforcement of a security if the obligor can show that it has a valid reason for requesting such delay, such as showing that the default was caused by temporary hardships. For example, some jurisdictions grant courts the power to declare security interest arrangements to be void if they deem the security interest to be excessive.
Short Selling.
The Fund’s investment program may include short selling. A short sale creates the risk of a theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost to the Fund of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase at the time the Fund desires to close out such short position. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.
Options.
The Fund or its portfolio companies may buy or sell (write) both call options and put options (either exchange-traded or over-the-counter
in
principal-to-principal
transactions), and when it writes options it may do so on a “covered” or an “uncovered” basis. The risk of writing a call is theoretically unlimited unless the call option is “covered.”
Investments in Convertible Securities.
If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Investments in Below Investment Grade Securities.
A significant portion of the Fund’s investments may also be in obligations or securities that are rated below investment grade by recognized rating services such as Moody’s and Standard & Poor’s. Securities rated below investment grade and unrated securities generally offer a higher current yield than that available from higher grade issues, but typically involve greater risk.
Investments in Distressed Securities and Restructurings; Investments Subject to Bankruptcy Laws.
The Fund may make investments, in restructurings or otherwise, that involve portfolio companies that are experiencing, or are expected to experience, severe financial difficulties. These financial difficulties may never be overcome and may lead to uncertain outcomes, including causing such portfolio company to become subject to bankruptcy proceedings.
Minority Position and Toehold Investments.
The Fund could also make minority equity or debt investments in companies where the Fund may have limited influence. Such companies may have economic or business interests or goals that are inconsistent with those of the Fund and the Fund may not be in a position to limit or otherwise protect the value of its investment in such companies.
Broker, Dealer or Custodian Insolvency.
The Fund’s assets may be held in one or more accounts maintained for the Fund by its prime brokers or at other brokers or with one or more custodians, which may be located in

18

various jurisdictions. Such prime brokers, local brokers and custodians, as brokerage firms, custodians or commercial banks, may be subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a prime broker or custodian or any of their respective sub-custodians,
agents or affiliates, or a local broker, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should assume that the insolvency of any of the prime brokers or such other service providers would result in a loss to the Fund, which could be material.
ESG Considerations.
As part of its investment process, for certain of the Fund’s investments, the Adviser considers financially material environmental, social and governance (“ESG”) factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors. Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors, nor will it promote ESG characteristics ahead of other investment considerations.
Laws of Other Jurisdictions Where the Fund is Marketed.
Shares in the Fund may be marketed in various jurisdictions in addition to those more specifically addressed elsewhere in this prospectus. In order to market shares in the Fund in certain jurisdictions (or to investors who are citizens of or resident in such jurisdictions), the Fund, the
Sub-Adviser,
Apollo and its affiliates will be required to comply with applicable laws and regulations relating to such activities.
Sovereign Debt.
It is anticipated that the Fund may invest in instruments issued by a government, its agencies, instrumentalities or its central bank (“Sovereign Debt”). Sovereign Debt may include securities that the
Sub-Adviser
believes are likely to be included in restructurings of the external debt obligations of the issuer in question. The ability of an issuer to make payments on Sovereign Debt, the market value of such debt and the inclusion of Sovereign Debt in future restructurings may be affected by a number of other factors, including such issuer’s: (i) balance of trade and access to international financing; (ii) cost of servicing such obligations, which may be affected by changes in international interest rates; and (iii) level of international currency reserves, which may affect the amount of foreign exchange available for external debt payments. Significant ongoing uncertainties and exposure to adverse conditions may undermine the issuer’s ability to make timely payment of interest and principal, and issuers may default on their Sovereign Debt.
Eurozone Risks.
The Fund’s investments and its investment performance will most likely be affected by economic and fiscal conditions in Eurozone countries and developments relating to the euro. The deterioration of the Sovereign Debt of several Eurozone countries together with the risk of contagion to other more stable economies exacerbated the global economic crisis. This situation raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union.
Risks Associated With Investments in Securities Indexed to the Value of Foreign Equity Securities.
Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to

19

accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.
Fraudulent Conveyance Considerations.
Various laws enacted for the protection of creditors may apply to certain investments that are debt obligations, although the existence and applicability of such laws will vary from jurisdiction to jurisdiction. In general, if payments on an investment are voidable, whether as fraudulent conveyances or preferences, such payments can be recaptured either from the initial recipient or from subsequent transferees of such payments. To the extent that any such payments are recaptured from the Fund, the resulting loss will be borne by the Fund.
Environmental Matters.
Ordinary operation or the occurrence of an accident with respect to a portfolio company could cause major environmental damage, personal injury or property damage, which may result in significant financial distress to such portfolio company, even if covered by insurance. Certain environmental laws and regulations may require that an owner or operator of an asset address prior environmental contamination, which could involve substantial cost and other liabilities. See also “—Control Person Liability” below.
Climate Change.
Climate change and related regulation could result in significantly increased operating and capital costs and could reduce demand for the products and service of certain portfolio companies. The Fund may acquire portfolio companies that are located in areas that are subject to climate change and, as such, there may be significant physical effects of climate change that have the potential to have a material effect on the Fund’s business and operations.
Force Majeure and Expropriation Risk.
Portfolio companies may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Natural disasters, epidemics and other acts of God, which are beyond the control of the
Sub-Adviser,
may negatively affect the economy, infrastructure and livelihood of people throughout the world.
Due Diligence.
The
Sub-Adviser
will conduct, and will use third parties to conduct, due diligence on prospective investments. In conducting such due diligence, the
Sub-Adviser’s
investment professionals will use publicly available information, as well as information from their relationships with former and current bank lenders, management teams, consultants, competitors and investment bankers. Such level of due diligence may not, however, reveal all matters and issues, material or otherwise, relating to prospective investments.
Possibility of Fraud or Other Misconduct of Employees and Service Providers.
Misconduct by employees of the
Sub-Adviser,
service providers to the Fund and/or their respective affiliates (including affiliated service providers) could cause significant losses to the Fund.
Trade Errors.
The
Sub-Adviser
has adopted a policy for the purpose of addressing trade errors that may arise, from time to time, with respect to the securities transactions of the Fund. The
Sub-Adviser,
pursuant to the policy, will seek to identify and correct any trade errors in an expeditious manner. The determination of whether or not a trade error has occurred will be in the discretion of the
Sub-Adviser,
and investors should be aware that, in making such determinations, the
Sub-Adviser
will have a conflict of interest.
Over-the-Counter
Trading.
The Fund’s investment and hedging strategies may involve it or its portfolio companies engaging in forward currency contracts and options, as well as currency and credit default swaps and other derivatives. There is no limitation on daily price movements on these instruments and speculative position limits are not currently applicable. The principals who deal in these markets are not required to continue to make markets and these markets can experience periods of illiquidity, sometimes of significant duration. There have

20

been periods during which certain participants in these markets have refused to quote prices for certain contracts or have quoted prices with unusually wide spreads between the prices at which they were prepared to buy and those at which they were prepared to sell. Disruptions can also occur in any market in which the Fund or any of its portfolio companies trades due to unusually high trading volume, political intervention or other factors. The imposition of controls by governmental authorities might also limit such trading to less than that which the
Sub-Adviser
would otherwise recommend, to the possible detriment of the Fund. Market illiquidity or disruption could result in significant losses to the Fund.
Over-Commitment.
In order to facilitate the acquisition of a portfolio company, the Fund may make (or commit to make) an investment that exceeds the desired amount with a view to selling a portion of such investment to other persons prior to or within a reasonable time after the closing of the acquisition. In such event, the Fund will bear the risk that any or all of the excess portion of such investment may not be sold or may only be sold on unattractive terms and that, as a consequence, the Fund may bear the entire portion of any break-up
fee or other fees, costs and expenses related to such investment, including break-up
fees and hold a larger than expected portion of such portfolio company or may realize lower than expected returns from such investment. The
Sub-Adviser
endeavors to address such risks by requiring such investments to be in the best interests of the Fund, regardless of whether any sell-down ultimately occurs. None of the
Sub-Adviser
or any of its affiliates will be deemed to have violated any duty or other obligation to the Fund or any of its investors by engaging in such investment and sell-down activities.
Expedited Transactions.
Investment analyses and decisions by the
Sub-Adviser
will often be undertaken on an expedited basis in order for the Fund to take advantage of investment opportunities. In such cases, the information available to the
Sub-Adviser
at the time of an investment decision may be limited, and the
Sub-Adviser
may not have access to the detailed information necessary for a full evaluation of the investment opportunity. In addition, the
Sub-Adviser
may rely upon independent consultants or advisors in connection with the evaluation of proposed investments. There can be no assurance that these consultants or advisors will accurately evaluate such investments.
Non-Controlling
Investments.
The Fund is expected to hold a
non-controlling
interest in portfolio companies and, therefore, may have a limited ability to protect its position in such portfolio companies. Further, the Fund may have no right to appoint a director and, as a result, may have a limited ability to influence the management of such portfolio companies. In such cases, the Fund will be significantly reliant on the existing management and board of directors of such companies, which may include representation of other investors with whom the Fund is not affiliated and whose interests may conflict with the Fund’s interests. Where practicable and appropriate, it is expected that shareholder rights generally will be sought to protect the Fund’s interests. There can be no assurance, however, that such minority investor rights will be available, or that such rights will provide sufficient protection of the Fund’s interests. In addition, the Fund may hold investments in debt instruments or other investments that do not entitle the Fund to voting rights and, therefore, the Fund may have a limited ability to protect such investments.
Control Person Liability.
The Fund could, as a result of a restructuring or other event with respect to a portfolio company, acquire a controlling interest in a portfolio company. The fact that the Fund or
Sub-Adviser
exercises control or exerts influence (or merely has the ability to exercise control or exert influence) over a company may give rise to risks of liability (including under various theories of parental liability and piercing the corporate veil doctrines) for, among other things, personal injury and/or property or environmental damage claims arising from an accident or other unforeseen event, product defects, employee benefits (including pension and other fringe benefits), failure to supervise management, violation of laws and governmental regulations (including securities laws, anti-trust laws, employment laws, anti-bribery and other anti-corruption laws) and other types of liability for which the limited liability characteristic of business ownership and the Fund itself (and the limited liability structures that may be utilized by the Fund in connection with its ownership of portfolio companies or otherwise) may be ignored or

21

pierced, with the result being that relevant entities could be treated as if such limited liability characteristics or structures did not exist for purposes of the application of such laws, rules, regulations and court decisions.
Contingent Liabilities on Disposition of Investments.
In connection with the disposition of an investment of the Fund, the Fund may be required to make representations and warranties about such investments. The Fund may become involved in disputes or litigation concerning such representations and warranties and may be required to make payments to third parties as a result of such disputes or litigation. If the Fund does not have cash available to conduct such litigation or make such payments, it may be required to borrow funds. Any such payments and borrowings could adversely impact the Fund’s ability to make distributions. In addition, if the Fund is unable to borrow funds to make such payments, it may be forced to sell investments to obtain funds. Such sales may be effected on unsatisfactory terms. The
Sub-Adviser
may also establish reserves or escrow accounts for such contingent liabilities. In that regard, shareholders may be required to return amounts distributed to them to fund the Fund’s indemnity obligations or other Fund obligations arising out of any legal proceeding against the Fund, subject to certain limitations set forth in this registration statement.
Execution Risks and Error.
In order to seek positive returns in global markets, the Fund’s trading and investments could involve multiple portfolio investments, multiple brokers and counterparties and multiple strategies. As a result, the execution of the trading and investment strategies employed by the Fund may require rapid execution of trades, high volume of trades, complex trades, difficult to execute trades, use of negotiated terms with counterparties such as in the use of derivatives, and the execution of trades involving less common or novel portfolio investments. In each case, the Fund seeks best execution and has trained execution and operational staff who execute, settle and clear such trades. However, in light of the high volumes, complexity and global diversity involved, some slippage, errors and miscommunications with brokers and counterparties may occur, and could result in losses to the Fund.
Operating and Financial Risks of Portfolio Companies.
Portfolio companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in their competitive environment, or an economic downturn. As a result, portfolio companies that the Fund may have expected to be stable may operate at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or to maintain their competitive positions, or may otherwise have a weak financial condition or be experiencing financial distress. In some cases, the success of the Fund’s investment strategy and approach will depend, in part, on the ability of the Fund to effect improvements in the operations of a portfolio company and/or recapitalize its balance sheet.
Ability to Source and Make Suitable Investments.
The consistency of available and suitable investments for the Fund could be a risk. The lack of availability from time to time of assets for purchase by the Fund may delay the Fund’s ability to achieve its target portfolio size, composition or rate of return in its projected timeframe or to make investments thereafter, both of which circumstances could materially adversely affect the Fund’s investment performance.
Illiquidity and Long-Term Nature of Investments.
The market for many of the Fund’s portfolio companies is substantially less liquid than the market for publicly traded securities. In addition, certain portfolio companies may be subject to legal or contractual restrictions or requirements that limit the Fund’s ability to transfer them or sell them for cash. The resulting illiquidity of these investments may make it difficult for the Fund to sell such investments if the need arises. If the Fund needs to sell all or a portion of its portfolio over a short period of time, it may realize value significantly less than the value at which it had previously recorded those investments.
Tax Considerations.
An investment in the Fund involves complex U.S. and
non-U.S.
tax considerations that will differ for each investor depending on the investor’s particular circumstances. The investment decisions of the
Sub-Adviser
will be based primarily upon economic, not tax, considerations, and could result, from time to time,

22

in adverse tax consequences to some or all shareholders. There can be no assurance that the structure of the Fund or of any investment will be tax-efficient
for any particular investor.
Under certain circumstances, investors in the Fund could be required to recognize taxable income in a taxable year for U.S. federal income tax purposes, even if the Fund either distributes no cash in such year or distributes cash in such year that is less than such amount of taxable income (including as a result of the Fund owning securities issued with original issue discount, owning interests in certain partnerships, owning interests in certain
non-U.S.
corporations and entering into certain transactions that are taxed on a mark-to-market
basis). In addition, the Fund may invest in securities of corporations and other entities organized outside the United States. Income from such investments may be subject to
non-U.S.
withholding taxes, which may or may not be reduced or eliminated by an income tax treaty. Furthermore, a shareholder may be subject to state and/or local taxes as a result of the Fund’s operations and activities. State and local laws may differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. Each prospective investor is urged to consult with its own adviser as to the advisability and tax consequences of an investment in the Fund.
In addition, the Fund will take tax considerations into account in determining when the Fund’s portfolio companies should be sold or otherwise disposed of and may assume certain market risk and incur certain expenses in this regard to achieve favorable tax treatment of a transaction.
Reliance on Portfolio Company Management.
The
day-to-day
operations of a portfolio company will be the responsibility of such company’s management team. Although the
Sub-Adviser
will be responsible for monitoring the performance of portfolio companies and generally seeks to invest in companies operated by capable management, there can be no assurance that an existing management team, or any successor, will be able to successfully operate a portfolio company in accordance with the
Sub-Adviser’s
strategy for such company.
Investments in Less Established Companies.
The Fund may invest a portion of its assets in less established companies or early stage companies. Investments in such early stage companies may involve greater risks than those generally associated with investments in more established companies. For instance, less established companies tend to have smaller capitalizations and fewer resources and, therefore, are often more vulnerable to financial failure. Such companies also may have shorter operating histories on which to judge future performance and in many cases, if operating, will have negative cash flow. In the case of start-up
enterprises, such companies may not have significant or any operating revenues. Early stage companies often experience unexpected issues in the areas of product development, manufacturing, marketing, financing and general management, which, in some cases, cannot be adequately resolved. A major risk also exists that a proposed service or product cannot be developed successfully with the resources available to such an early stage company. There is no assurance that the development efforts of any such early stage company will be successful or, if successful, will be completed within budget or the time period originally estimated. Substantial amounts of financing may be necessary to complete such development and there is no assurance that such funds will be available from any particular source, including institutional private placements or the public markets. The percentage of early stage companies that survive and prosper tends to be small. In addition, less mature companies could be more susceptible to irregular accounting or other fraudulent practices. Furthermore, to the extent there is any public market for the securities held by the Fund, securities of less established companies may be subject to more abrupt and erratic market price movements than those of larger, more established companies.
In addition to investing in less established or early stage companies, the Fund may actively engage in forming new businesses. Unlike investing in an existing company where start-up
risks are generally shared with third parties who also have vested interests in such company (including the company’s founders, existing managers or existing equity holders), in the case where the Fund forms a new business, all such risks are generally borne by the Fund. In addition, newly formed businesses face risks similar to those affecting less established or early stage companies as described above and may experience unexpected operational, developmental or financial issues that

23

cannot be adequately resolved, and there is no assurance that such new business ventures will become successful.
Some of the portfolio investments expected to be made by the Fund should be considered highly speculative and may result in the loss of the Fund’s entire investment therein. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments.
Uncertainty of Financial Projections.
The
Sub-Adviser
will generally establish the capital structure of portfolio companies on the basis of financial projections for such portfolio companies. Projections are forward-looking statements and are based upon certain assumptions. Projected operating results will normally be based primarily on management judgments. In all cases, projections are only estimates of future results that are based upon assumptions that the
Sub-Adviser
believes are reasonable at the time that the projections are developed. Projections are subject to a wide range of risks and uncertainties, however, and there can be no assurance that the actual results may not differ materially from those expressed or implied by such projections. Moreover, the inaccuracy of certain assumptions, the failure to satisfy certain financial requirements and the occurrence of other unforeseen events could impair the ability of a portfolio company to realize projected values. General economic conditions, which are not predictable, can also have a material adverse impact on the reliability of such projections.
Financing Arrangements.
To the extent that the Fund enters into financing arrangements, such arrangements may contain provisions that expose it to particular risk of loss. For example, any cross-default provisions could magnify the effect of an individual default. If a cross-default provision were exercised, this could result in a substantial loss for the Fund. Also, the Fund may, in the future, enter into financing arrangements that contain financial covenants that could require it to maintain certain financial ratios. If the Fund were to breach the financial covenants contained in any such financing arrangement, it might be required to repay such debt immediately in whole or in part, together with any attendant costs, and the Fund might be forced to sell some of its assets to fund such costs. The Fund might also be required to reduce or suspend distributions. Such financial covenants would also limit the ability of the
Sub-Adviser
to adopt the financial structure (e.g., by reducing levels of borrowing) which it would have adopted in the absence of such covenants.
Distributions.
The Fund may not achieve investment results that will allow it to make a specified or stable level of cash distributions and the distributions may decrease over time. In addition, due to the asset coverage test applicable to the Fund as a regulated closed-end
fund, the Fund may be limited in its ability to make distributions.
Broker or Dealer or Custodian Insolvency.
The Fund’s assets may be held in one or more accounts maintained for the Fund by its prime brokers or at other brokers or with one or more custodians, which may be located in various jurisdictions. Such prime brokers, local brokers and custodians, as brokerage firms, custodians or commercial banks, may be subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a prime broker or custodian or any of their respective sub-custodians,
agents or affiliates, or a local broker, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should assume that the insolvency of any of the prime brokers or such other service providers would result in a loss to the Fund, which could be material.
Developments in the Structured Credit Markets and Their Broader Impact.
If the structured credit markets continue to face uncertainty or to deteriorate, then the Fund may not be presented with sufficient investment opportunities in consumer and commercial asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”), which may prevent the Fund from successfully executing investment strategies in such investments. Moreover, further uncertainty or deterioration in the structured credit markets could result in further declines in the

24

market values of or increased uncertainty with respect to such investments made or considered by the Fund, which could require the Fund to dispose of such investments at a loss while such adverse market conditions prevail.
Legal and Regulatory Risks
SEC Investigations.
There can be no assurance that the Fund, the Adviser, the
Sub-Adviser
or any of their affiliates will avoid regulatory examination and possibly enforcement actions in the future.
There is also a risk that regulatory agencies in the United States and beyond will continue to adopt new laws or regulations (including tax laws or regulations), change existing laws or regulations, or enhance the interpretation or enforcement of existing laws and regulations.
Compliance Failures.
Apollo and certain of its affiliates, including the
Sub-Adviser,
are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the
Sub-Adviser
(and Apollo generally) must maintain its regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue Apollo’s businesses generally. The
Sub-Adviser’s
ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.
Legal, Tax and Regulatory Risks.
Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be further, involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.
The
Sub-Adviser
cannot predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.
Changes in Tax Law.
At any time, the U.S. federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those changes in laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of the Fund or its shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in the Fund’s Common Shares or the value or the resale potential of its investments.
Confidential Information.
As a holder of loans, the Fund may be entitled to receive material, non-public
information regarding borrowers which may limit the ability of Apollo’s funds and accounts, under applicable securities laws, to trade in the public securities of such borrowers, including the borrowers’ high-yield bonds. The Fund anticipates that, to avoid such restriction, it may elect not to receive such non-public
information. In situations where the Fund decides to receive such information, it may seek to discontinue receiving non-public
information concerning the borrower under a loan when it is disclosed by such borrower that the borrower will issue high-yield bonds in the near future. As a result, the Fund, at times, may receive less information regarding such a borrower than is available to the other investors in such borrower’s loan, which may result in the Fund’s taking actions or refusing to take actions in a manner different than had it received such non-public
information.

25

Pay-to-Play
Laws, Regulations and Policies.
A number of U.S. states and municipal pension plans have adopted so-called
“pay-to-play”
laws, regulations or policies which prohibit, restrict or require disclosure of payments to (and/or certain contacts with) state officials by individuals and entities seeking to do business with state entities, including those seeking investments by public retirement funds. The SEC has adopted rules that, among other things, prohibit an investment adviser from providing advisory services for compensation to a government client for two years after the adviser or certain of its executives, employees or agents makes a contribution to certain elected officials or candidates. If the
Sub-Adviser,
any of its employees or affiliates or any service provider acting on their behalf fails to comply with such laws, regulations or policies, such non-compliance
could have an adverse effect on the Fund and Apollo generally, and may require the applicable shareholder to withdraw from the Fund.
Tax Audit Considerations.
The Fund may take positions with respect to certain tax issues that depend on legal and other interpretative conclusions. Should any such positions be successfully challenged by the Internal Revenue Service, a shareholder might be found to have a different tax liability for that year than that reported on its federal income tax return. In addition, an audit of the Fund may result in an audit of the returns of some or all of the shareholders, which examination could result in adjustments to the tax consequences initially reported by the Fund and affect items not related to a shareholder’s investment in the Fund. If such adjustments result in an increase in a shareholder’s federal income tax liability for any year, such shareholder may also be liable for interest and penalties with respect to the amount of underpayment. The legal and accounting costs incurred in connection with any audit of the Fund’s tax return will be borne by the Fund. The cost of any audit of a shareholder’s tax return will be borne solely by the shareholder.
Taxation in Foreign Jurisdictions.
The Fund and/or the shareholders could become subject to additional or unforeseen taxation in jurisdictions in which the Fund operates and invests. Changes to taxation treaties (or their interpretation) between the United States and the countries in which the Fund invests may adversely affect the Fund’s ability to efficiently realize income or capital gains. Interest payments on the Fund’s investments in certain jurisdictions and certain other items of income may be subject to withholding taxes and in some cases such withholding taxes may be greater than if such Fund investments were held directly by the shareholders. There can be no assurance that U.S. tax credits may be claimed with respect to such
non-U.S.
taxes incurred. Although the Fund may, where possible, make its investments in a way which minimizes or eliminates withholding taxes, where relevant, there can be no guarantee that such strategies will be successful.
Permanent Establishment Risks.
The Fund intends to conduct its operations in a manner that will not cause it to have a “permanent establishment” in any country outside the United States, as such term is defined in the relevant income tax treaty.
There can be no assurance that a particular country will not assert that the Fund has a permanent establishment in such country, and if such assertion were upheld, it could potentially result in adverse tax consequences to the Fund.
Taxation as a Regulated Investment Company (“RIC”).
The Fund may be subject to corporate-level income tax if it is unable to maintain RIC tax treatment under Subchapter M of the Code or satisfy RIC distribution requirements. To maintain RIC tax treatment under Subchapter M of the Code, the Fund must, among other things, meet annual distribution, income source and asset diversification requirements. If the Fund does not qualify for or maintain RIC tax treatment for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Even if the Fund qualifies as a RIC, the Fund will be required to pay corporate-level income taxes on any income or capital gains that it does not distribute (or are deemed not be distributed) to shareholders. The Fund may also be subject to certain U.S. federal excise taxes, as well as state, local and
non-U.S.
taxes.
Income Recognition.
The Fund may have difficulty paying required distributions if the Fund recognizes income before or without receiving cash representing such income. For U.S. federal income tax purposes, the Fund may

26

be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also have to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash
compensation such as warrants or stock. The Fund anticipates that a portion of the Fund’s income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, the Fund may elect to amortize market discount and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit the Fund’s ability to deduct interest expenses for tax purposes.
Because any original issue discount or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, it may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
Investment Tax Considerations.
The Fund may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to U.S. federal and applicable state corporate income taxes. The Fund may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).
The Fund may invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Distribution Considerations.
The Fund generally intends to distribute substantially all of its available earnings annually by paying distributions on a quarterly basis, as determined by the Board in its discretion. The Fund cannot assure investors that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year
increases in cash distributions. The Fund’s ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to the Fund as a regulated closed-end
fund, it may be limited in its ability to make distributions. In addition, if the Fund enters into a credit facility or any other borrowing facility, for so long as such facility is outstanding, the Fund anticipates that it may be required by its terms to use all payments of interest and principal that the Fund receives from current investments as well as any proceeds received from the sale of current investments to repay amounts outstanding thereunder, which could adversely affect its ability to make distributions.
Furthermore, the tax treatment and characterization of the Fund distributions may vary significantly from time to time due to the nature of its investments. The ultimate tax characterization of the Fund’s distributions made

27

during a taxable year may not finally be determined until after the end of that taxable year. The Fund may make distributions during a taxable year that exceed its investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which the Fund’s total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder’s tax basis in its Common Shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such Common Shares. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. Moreover, the Fund may pay all or a substantial portion of its distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which could constitute a return of shareholders’ capital and will lower such shareholders’ tax basis in Common Shares, which may result in increased tax liability to shareholders when they sell such Common Shares.
Other Regulatory Considerations.
The Fund and/or the
Sub-Adviser
also may be subject to regulation in jurisdictions in which the Fund and the
Sub-Adviser
engage in business. Because the Fund’s business is dynamic and is expected to change over time, the Fund may be subject to new or additional regulatory constraints in the future.
This prospectus cannot address or anticipate every possible current or future regulation that may affect the
Sub-Adviser,
the Fund or their businesses. Such regulations may have a significant impact on shareholders or the operations of the Fund, including restricting the types of investments the Fund may make, preventing the Fund from exercising its voting rights with regard to certain investments requiring the Fund to disclose the identity of its investors or their beneficial owners, or otherwise. The
Sub-Adviser
may, in its sole discretion, cause the Fund to be subject to such regulations if it believes that an investment or business activity is in the Fund’s interest, even if such regulations may have a detrimental effect on one or more shareholders.
Possible Risk of Conflicts
Potential Conflicts of Interest Risk.
The
Sub-Adviser
will be subject to certain conflicts of interest in its management of the Fund. These conflicts will arise primarily from the involvement of the
Sub-Adviser,
Apollo and their affiliates in other activities that may conflict with those of the Fund. The
Sub-Adviser,
Apollo and their affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, the
Sub-Adviser,
Apollo and their affiliates may engage in activities where the interests of certain divisions of the
Sub-Adviser,
Apollo and their affiliates or the interests of their clients may conflict with the interests of the Fund or the shareholders of the Fund. Other present and future activities of the
Sub-Adviser,
Apollo and their affiliates may give rise to additional conflicts of interest which may have a negative impact on the Fund.
Limitations on Transactions with Affiliates Risk.
The 1940 Act limits the Fund’s ability to enter into certain transactions with certain of its affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security directly from or to any portfolio company of or private equity fund managed by Apollo or any of its affiliates. However, the Fund may under certain circumstances purchase any such portfolio company’s loans or securities in the secondary market, which could create a conflict for the
Sub-Adviser
between the interests of the Fund and the portfolio company, in that the ability of the
Sub-Adviser
to recommend actions in the best interest of the Fund might be impaired. The 1940 Act also prohibits certain “joint” transactions with certain of its affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.
Dependence on Key Personnel Risk.
The
Sub-Adviser
is dependent upon the experience and expertise of certain key personnel in providing services with respect to the Fund’s investments. If the
Sub-Adviser
were to lose the services of these individuals, its ability to service the Fund could be adversely affected. As with any managed

28

fund, the
Sub-Adviser
may not be successful in selecting the best-performing securities or investment techniques for the Fund’s portfolio and the Fund’s performance may lag behind that of similar funds. The
Sub-Adviser
has informed the Fund that the investment professionals associated with the
Sub-Adviser
are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. In addition, individuals not currently associated with the
Sub-Adviser
may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals.
Competition for Investment Opportunities.
There is currently, and will likely continue to be, competition for investment opportunities by investment vehicles and others with investment objectives and strategies identical or similar to the Fund’s investment objectives and strategies, as well as by business development companies, master limited partnerships, strategic investors, hedge funds and others.
Allocation of Investment Opportunities.
Apollo sponsors, manages or advises and will continue to sponsor, manage or advise other investment funds, partnerships, limited liability companies, corporations or similar investment vehicles, clients or the assets or investments for the account of any client, or separate account for which, in each case, the
Sub-Adviser
or one or more of its affiliates acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity (collectively, including the Fund, “Apollo Clients”). Apollo will provide investment management services to Apollo Clients, and Apollo and/or such Apollo Clients may have one or more investment strategies that overlap or conflict with those of the Fund. The employment by Apollo of conflicting and/or overlapping strategies for other Apollo Clients may adversely affect the prices and availability of the securities and other assets in which the Fund invests.
Federal Income Tax Risk
The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). In order for the Fund to qualify as a RIC, it must meet certain source-of-income
and asset diversification tests each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund will not be subject to U.S. federal corporate income tax on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “Certain U.S. Federal Income Tax Considerations.”
Distribution Policy
The Fund’s distribution policy is to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment plan. Shareholders who elect not to participate in the Fund’s dividend reinvestment plan will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Distributions are made at the class level, so they may vary from class to class within the Fund. See “Dividend Reinvestment Plan.”
Custodian
The Bank of New York Mellon Trust Company, National Association (the “Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

29

SUMMARY OF FUND EXPENSES
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. “Other Expenses” are estimated for the current year and may vary. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 88 of this prospectus. Actual fees and expenses may be greater or less than those shown.

Shareholder Transaction Expenses	Class M
Maximum Sales Load (as a percent of offering price) 1	None
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%
Other Expenses	0.75%
Distribution Fee 2	0.75%
Remaining Other Expenses 3	0%
Interest Expense on Borrowing 4	1.50%
Acquired Fund Fees and Expenses 5	0.01%
Total Annual Expenses 4, 5	3.76%
Fee Waiver and Reimbursement 6	0.20%
Total Annual Expenses (after fee waiver and reimbursement) 5,6	3.56%

1
While neither the Fund nor the Distributor im
p
oses an initial sales charge, if you buy Class M shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

2
Class M shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class M shares and is payable on a monthly basis. See “Plan of Distribution.”

3	CLO expenses are not included in the Other Expenses. If such expenses were included, they would be approximately 0.01% of the Fund’s net assets.
4
The Fund may borrow funds to make investments. To the extent that the Adviser determines that it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that the Fund borrows for investment purposes an amount equal to 25.39% of its weighted average net assets, and that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings and unused commitment fees, on the amount borrowed 1.50%. The Fund’s ability to incur leverage depends, in large part, on the availability of financing in the market.

5
The total annual expenses in this fee table is different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses.

6
The Adviser and the Fund have entered into the Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.75% per annum of the Fund’s average daily net assets attributable to Class M shares. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Adviser has approved the continuance of the

30

Expense Limitation Agreement through at least April 30, 2027, unless and until the Board approves its modification or termination upon written notice to the Adviser. See “Management of the Fund.”
The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year and does not include any transaction fee that may be imposed by certain financial intermediaries):

Share Class	1 Year	3 Years	5 Years	10 Years
Class M	$36	$113	$192	$398
Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request that repurchase proceeds be paid by wire transfer, such shareholders may be assessed an outgoing wire transfer fee at the prevailing rates charged by SS&C. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. Other expenses are estimated and may vary.
The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

31

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The Fund’s financial statements for the year ended December 31, 2025 were audited by Deloitte & Touche LLP (“Deloitte”), an independent registered public accounting firm. The Fund’s financial statements for the years prior to the fiscal year ended 2022 were audited by the Fund’s prior independent registered public accounting firm. The report of Deloitte, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2025. To request the Fund’s Annual or Semi-Annual Report, please call
1-888-926-2688.
The table below sets forth financial data for one Class M share of beneficial interest outstanding throughout the period presented.

Apollo Diversified Credit Fund – Class M	CONSOLIDATED FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Period Presented

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022		For the Period November 2, 2021 (Commencement of Operations) to December 31, 2021
Net asset value, beginning of period	$22.20	$21,79	$20.82	$24.53		$24.55
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	2.04	1.89	1.70	1.49		0.23
Net realized and unrealized loss	0.38	0.37	1.11	(3.68)		—

Total from investment operations	2.42	2.26	2.81	(2.19)		0.23

DISTRIBUTIONS:
From net investment income (b)	(1.97)	(1.85)	(1.84)	(1.52)		(0.25)

Total distributions	(1.97)	(1.85)	(1.84)	(1.52)		(0.25)

Net increase/(decrease) in net asset value	0.45	0.41	0.97	(3.71)		(0.02)

Net asset value, end of period	$22.65	$22.20	$21.79	$20.82		$24.53

TOTAL RETURN (c)	11.30%	10.68%	13.89%	(8.94)%		0.91%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000s)	$11	$10	$21	$208		$245
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	3.55%	4.02%	3.46%	3.98%		3.57	% (d)
Ratio of expenses to average net assets including fee waivers and reimbursements	3.55%	4.02%	5.11%	2.32	% (e)	1.85	% (d)(e)
Ratio of net investment income to average net assets	9.11%	8.59%	7.96%	6.68%		5.82	% (d)
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements	2.06%	2.69%	1.10%	2.87%		3.22	% (d)
Ratio of expenses to average net assets including fee waivers and reimbursements	2.06%	2.69%	2.75%	1.21	% (e)	1.50	% (d)(e)
Portfolio turnover rate (f)	83%	100%	105%	148%		73%

(a)	Calculated using the average shares method.
(b)	Distributions are based on a daily accrual of net investment income which will vary based on underlying investment yields and daily shares outstanding.

32

(c)
Total returns are for the period indicated and do not reflect the impact of the applicable sales charge. Total returns would have been lower had certain expenses not been waived or recouped by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)	Annualized.
(e)
For the period of November 2, 2021 to March 31, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.50% of net assets. For the period April 1, 2022 to September 30, 2022, the Adviser voluntarily waived or absorbed operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) of the Fund in excess of 1.00% of net assets. In the absence of the election by the Fund’s investment adviser to bear certain of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(f)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

Apollo Diversified Credit Fund	CONSOLIDATED FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Period Presented
Information about the Fund’s senior securities is shown in the following table:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020 (a)	For the Year Ended December 31, 2019 (a)	For the Year Ended December 31, 2018 (a)	For the Period April 3, 2017 (Commencement of Operations) to December 31, 2017 (a)
Credit Facility Total Amount Outstanding (000’s)	$711,823	$168,000	$175,800	$221,500	$133,945	N/A	N/A	N/A	N/A
Asset Coverage Per $1,000 of Credit Facility Outstanding (b)	$3,304	$7,797	$5,557	$3,527	$5,691	N/A	N/A	N/A	N/A

(a)	The Fund did not have a Line of Credit during this period.
(b)
Calculated by subtracting the Fund’s consolidated total liabilities (excluding the indebtedness represented by the Credit Facility) from the Fund’s total assets and dividing by the total amount outstanding on the Credit Facility. The Asset Coverage ratio is then multiplied by $1,000 to determine the “Asset Coverage Per $1,000 of Credit Facility Outstanding.”

33

USE OF PROCEEDS
The net proceeds of the continuous offering of shares, after payment of any applicable sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

34

THE FUND
The Fund is a continuously offered, diversified,
closed-end
management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on April 5, 2016. The Fund’s principal office is located at 9 West 57th Street, New York, NY 10019, and its telephone number is
1-888-926-2688.

35

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES
Investment Objective and Policies
The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.
As described in greater detail below, the Fund pursues its investment objective through a “multi-asset” approach across both private and public credit markets. With access to the broad spectrum of Apollo’s credit platform, the Fund employs a dynamic asset allocation process, investing across a range of credit strategies in an effort to generate attractive risk-adjusted returns, including but not limited to corporate direct lending, asset-backed finance and performing credit. The Fund’s allocation across each of these investment strategies may vary from time to time.
Corporate Direct Lending
.
The corporate direct lending strategy (“Corporate Direct Lending”) targets large scale private corporate originations and sponsor-backed issuers utilizing Apollo’s proprietary sourcing channel, primarily focused on first lien, senior secured or unitranche term loans. The Fund believes a combination of secular and cyclical drivers are giving rise to a whitespace that exists between the broadly syndicated markets and traditional middle market direct lending, creating demand for large scale origination solutions among corporate issuers with generally more than $75 million in earnings before interest, taxes, depreciation and amortization (known as EBITDA). In recent years, businesses of increasing size have demonstrated a preference to fund growth in the private markets, a trend that has been enabled in part by the unprecedented growth in private equity.
The Fund believes that the privatization of the broadly syndicated loan market is a corollary to the privatization of equity markets, as forgoing onerous and often uncertain loan syndication processes in favor of private, directly originated financing solutions can be a compelling value proposition for many large issuers. While private credit and middle market direct lending have grown significantly following the 2008 financial crisis, the Fund believes there is a dearth of available alternative financing solutions for large corporate issuers.
The Fund believes that by leveraging its robust networks and proprietary relationships, cycle-tested investing experience and range of expertise across credit, it is well-positioned to be a first mover in large corporate direct lending. Due to the breadth and scale of Apollo’s capital base, the Fund believes that
Sub-Adviser-managed
funds and clients are poised to underwrite and commit to large transactions, streamlining the execution process for borrowers and enabling them to interface with a single counterparty versus a large, fragmented lender group. Additionally, the Fund’s underwriting and structuring ability coupled with company and sector-specific insights across the
Sub-Adviser’s
platform will enable the Fund to embrace complexity and provide bespoke capital solutions tailored to borrowers’ unique financing needs. Given the
Sub-Adviser’s
first-mover advantage, the Fund believes the Corporate Direct Lending strategy will stand to exercise a high degree of credit selectivity as well as drive terms and rigorous structural protections to generate attractive risk-adjusted returns.
Additionally, this strategy may include opportunities within credit secondaries and middle market direct lending based on prevailing market conditions or idiosyncratic circumstances.
As private credit continues to expand from both
end-investor
demand and issuer preferences for alternative sources of financing, the Fund believes the opportunity for credit secondaries will grow in tandem to address liquidity or other portfolio management needs from underlying investors. With the
Sub-Adviser’s
robust database of issuers and vast network of relationships with shareholders and syndication counterparties, the Fund believes it is a natural buyer of a diverse pool of credit secondaries across vintages, managers, industries, geographies and underlying strategies. In addition, the
Sub-Adviser’s
scope of credit expertise advantageously positions the Fund to identify and underwrite opportunities which offer an attractive current yield with embedded downside protection.

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Asset-Backed Finance
. The asset-backed finance strategy (“Asset-Backed Finance”) focuses on agile deployment of capital into origination and proprietary sourcing channels across a broad mandate of asset-backed investments, with a focus on investments collateralized by tangible assets.
This strategy pursues a broad mandate of asset-backed products on an opportunistic basis. In this strategy, the
Sub-Adviser
seeks to originate, securitize and structure new and mispriced opportunities across the asset-backed and structured debt ecosystem, focusing on large, diversified pools of hard assets and/or contracted cashflows, further enhanced by equity investments in Apollo origination platforms. Asset-backed investments may deliver differentiated risk/return profiles versus other private credit assets, exhibiting inherent downside protection from interest rate and inflationary risks and generally low correlation of credit performance versus traditional corporate credit portfolios. In particular, the Fund seeks to invest across a diversified portfolio of asset-backed opportunities, including inventory and receivables, consumer, infrastructure debt, real estate debt, fleet leasing, and other select financial asset and structured debt opportunities. The
Sub-Adviser
believes asset-backed products can provide investors with exposure to diversified portfolios of high-quality whole loans, bonds and platform equity investments at higher yields than direct investments in the underlying assets by capturing attractive complexity and illiquidity premium.
While the marketplace often misunderstands the relative value of asset-backed finance given the complexity of the asset class, the Fund believes the breadth and scale of the
Sub-Adviser’s
platform, coupled with the Fund’s vast network of relationships with banks, management teams, sponsors and intermediaries, positions the Fund with differentiated access and insights to uncover value. The Fund seeks to be a setter of both price and terms and, where appropriate, to originate what the
Sub-Adviser
believes are attractive risk-adjusted opportunities rather than purchasing what is on offer in an environment that is increasingly pushing investors toward additional risk. Further, the Fund believes that asset-backed finance, at its core, is a credit product and that the
Sub-Adviser’s
deep sector, asset and structural expertise enables comprehensive diligence on all prospective investments, including assessment of underlying collateral, structural features and legal documentation. The asset-backed finance analysts, where applicable, leverage the industry work and investment experience of the corporate credit team as the
Sub-Adviser
believes the ability to speak across capital structures drives both proprietary sourcing and bespoke structuring for asset-backed finance opportunities.
Given the
Sub-Adviser’s
demonstrated track record of augmenting its existing credit offerings by adding specialized products and strategies to address market inefficiencies as they are identified, the Fund will stand ready to lean into new credit opportunities, if and when they become available.
Performing Credit
.
The performing credit strategy (“Performing Credit”) focuses on liquid, performing senior secured corporate credit, with flexibility to deploy contingent capital opportunistically during periods of market dislocation. Performing Credit utilizes a targeted investment approach with a focus on top of the capital structure assets, tactically shifting its allocations across the broadly syndicated market to capture market upside while mitigating downside risk across varying market conditions. The Fund will look to identify credits with attractive trading technicals which the Fund views as offering disproportionate yield relative to the risk associated with the issuer. Frequently, these investment opportunities capitalize on pricing inefficiencies between companies, industries or rating categories due to a misunderstood credit story. The Fund will also seek out high-conviction credits where the Fund believes an upcoming event, such as a refinancing, maturity, covenant breach, initial public offering or asset sale, will serve as a catalyst for an attractive risk-adjusted return. In the Fund’s view, value-oriented credit selection with emphasis on downside protection is paramount and the most powerful determinant of performance across all market environments. Performing Credit seeks to identify fundamentally sound investments in companies with low leverage, sustainable competitive advantage, high free cash flow and strong management teams, all of which the Fund believes provide incremental downside protection. In addition, the Fund looks to invest in debt and equity tranches of CLOs, CMBS, RMBS, consumer and commercial ABS, whole loans and regulatory capital relief transactions. The Fund believes structured credit products can provide investors with exposure to diversified portfolios of high-quality loans, bonds and other similar instruments at higher yields than direct investments in the underlying assets by capturing attractive complexity and illiquidity

37

premium. Furthermore, the Performing Credit strategy prudently applies low-cost
leverage, typically ranging between 0.5x to 1.5x under normal conditions, to mute downside participation and produce attractive upside capture as well as macro hedges to mitigate tail-risk and generate stability in the event of adverse market volatility.
Investment Strategies
The Fund will dynamically allocate across both private and public credit markets. The Fund expects to opportunistically deploy capital as appropriate investment opportunities are identified, dynamically pivoting across strategies in an effort to capitalize on differences in relative value between asset classes. The Fund does not plan to target an explicit allocation to each underlying credit strategy. Instead, allocations will be informed by the market conditions and the risk-adjusted opportunity set available.
In executing its multi-asset approach, the Fund will pursue a credit strategy focusing on high conviction credit opportunities and investment themes, including high-yield bonds, senior loans (including covenant-lite loans), structured credit and convertibles, inclusive of publicly traded and private companies. High-conviction opportunities are investment opportunities that fall within the Fund’s investment strategy, which are identified by the
Sub-Adviser
using its holistic,
bottom-up
proprietary research and credit analysis, including analysis of fundamental, valuation, technical and other market factors. Generally, “high conviction” refers to investments that the Fund may hold in smaller numbers and for longer periods than a fund that invests more broadly and for shorter periods, or that seeks to track an index.
The Fund will seek to invest tactically across credit strategies employed by the
Sub-Adviser
in order to capitalize on both near and longer-term relative value opportunities. The Fund intends to identify relative value opportunities by assessing an investment based on the risk reward relationship along with the interaction between a variety of differentiating factors: income, maturity, seniority, structure, collateral, liquidity, geopolitical, and other relevant factors.
The
Sub-Adviser’s
credit platform encompasses a broad array of credit strategy groups that invest in public and private corporate credit instruments across the liquidity spectrum, including high yield bonds and “structured credit.” High-yield bonds are also referred to as “below investment grade rated securities” or “junk bonds,” as described in this prospectus. Structured credit may include CLOs, CMBS and other asset-backed securities.
The Fund intends to invest primarily in U.S. markets, but will also target European and certain other developed markets based on liquidity and other relative value considerations.
The Fund believes that by leveraging Apollo’s extensive history and expertise investing across the spectrum of credit, as well as the incumbency afforded by the broad reach of its approximately $749 billion credit platform as of December 31, 2025, the Fund is well-positioned to capitalize on a continually evolving market landscape and dynamically pivot to the most attractive risk-adjusted investment opportunities.
To the extent consistent with the applicable liquidity requirements for interval funds under Rule
23c-3
of the 1940 Act, the Fund may invest without limit in illiquid investments.
It is expected that the Fund normally will have a short average portfolio duration (i.e., within a 1
1
/
2
to
3-year
range), as calculated by the
Sub-Adviser,
although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. While the Fund seeks to maintain a short average portfolio duration, there is no limit on the maturity or duration of any individual security in which the Fund may invest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates.

38

Some of the credit instruments in which the Fund invests may be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit investments rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high-yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.
The Fund will invest, under normal market conditions, at least 80% of its Managed Assets in debt securities, including, but not limited to, credit-related investments such as fixed income securities (investment grade debt and high-yield debt), floating rate securities (senior loans or structured credit) and other debt instruments and in derivatives (futures, forward contracts, foreign currency exchange contracts, call and put options, selling or purchasing credit default swaps, and total return swaps) and other instruments that have economic characteristics similar to such securities or investments (the “80% Policy”). The Fund may invest in investment grade and below investment grade rated debt instruments and securities of sovereign and quasi-sovereign issuers, including debt issued by national, regional or local governments and other agencies. The Fund may invest in securities denominated in U.S. dollars or in other foreign currencies.
The Fund may change the 80% Policy without shareholder approval. The Fund will provide shareholders with written notice at least sixty (60) days prior to the implementation of any such changes.
Investment Allocation Process
Certain inherent conflicts of interest arise from the fact that (i) Apollo provides investment advisory and/or management services to more than one Apollo Client, (ii) Apollo Clients have one or more overlapping investment strategies and (iii) all or a portion of an investment opportunity may be allocated to Apollo in accordance with Apollo’s allocation policies and procedures.
To the extent that the Fund’s participation in an investment opportunity that is otherwise suitable for the Fund and other Apollo Clients would cause the investment to become subject to requirements and restrictions of any law, rule or regulation that could have an adverse impact on any or all participating Apollo Clients (or underlying investors) in such investment opportunity, Apollo is authorized to exclude the Fund as a whole.
The Fund, the Adviser, the
Sub-Adviser
and certain affiliates received an exemptive order from the SEC on May 14, 2025 that permits the Fund, among other things, to co-invest
with other funds and accounts managed by the Adviser, the
Sub-Adviser
or their affiliates, subject to certain conditions. Certain types of negotiated co-investments
may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board, including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees, has approved co-investment
policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted the Adviser Allocation Policy which is designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Fund may determine to participate or not to participate, depending on whether the
Sub-Adviser
determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the
Sub-Adviser
determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.
The Order is subject to certain terms and conditions, so there can be no assurance that the Fund will be permitted to co-invest
with certain of its affiliates other than in the circumstances currently permitted by regulatory guidance and the Order. For example, in certain instances, the Fund’s ability to participate in such negotiated joint transactions alongside affiliated entities will require a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees to reach certain conclusions, including that (i) the terms of the

39

proposed transaction are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund and its shareholders on the part of any person concerned, and (ii) the transaction is consistent with the interests of the Fund’s shareholders. In certain situations where a co-investment
with one or more funds managed by the Adviser, the
Sub-Adviser
or their affiliates is not covered by the Order, the personnel of the Adviser, the
Sub-Adviser
or their affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on the Adviser Allocation Policy.
The Adviser Allocation Policy can be revised by Apollo at any time without notice to, or consent from, the Fund’s shareholders.
Risk Management & Hedging
The Fund and
Sub-Adviser
will work to define, measure, monitor and report against the various investment and trading guidelines established for the Fund. The
Sub-Adviser
uses an internal risk model for measuring, reporting and monitoring a variety of market and credit risk metrics. All analytics and pricing routines required for risk measurement reside within the risk model. Market data, both current and historical, are also part of the risk model.
The Fund expects to manage certain of the risks associated with Fund investments through portfolio construction, continued monitoring and evaluation, diversification, position size limits, security construction and the hedging of industry or market risk. The Fund believes that a flexible approach to risk management will allow the Fund to shift capital to those opportunities that offer the most attractive risk/reward characteristics while maintaining the Fund’s disciplined investment philosophy.
In order to maximize its defensiveness and flexibility, the Fund may also enter into various portfolio-level hedges to reduce the level of credit, foreign exchange, interest rate or other risks in the portfolio. The Fund will seek to enter into these hedges tactically as a risk management tool of the Fund, aimed at isolating and mitigating fundamental factor uncertainty, not muting mark-to-market
volatility. Furthermore, this hedging can be used through a variety of products, including long positions, credit derivatives, currency hedges and credit default swaps.
Lastly, the Fund seeks to devote resources to regularly and continuously reviewing the individual holdings, trades, deposits and withdrawals, risk exposures and portfolio level characteristics. It is expected that, when justified by market conditions, including transaction costs, credit asset classes will be trading regularly as the Fund sees relative value opportunities. Consequently, and given the dynamic nature of market conditions, Apollo intends to monitor the Fund and expand the internal risk model to maintain a high level of transparency. The Fund may decide to change its approach to risk management in the future, and the foregoing should only be construed as an expression of its current intentions with respect to its risk management approval.

40

RISK FACTORS
An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund, you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.
Risks Related to an Investment in the Fund
Investment and Market Risk.
An investment in the Fund’s Common Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s Common Shares represents an indirect investment in the Fund’s portfolio of debt instruments, other securities, and derivative investments, and the value of these investments may fluctuate, sometimes rapidly and unpredictably. At any point in time an investment in the Fund’s Common Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.
All investments involve risks, including the risk that the entire amount invested may be lost. No guarantee or representation is made that the Fund’s investment objectives will be achieved. The Fund may utilize investment techniques, such as leverage and swaps, which can in certain circumstances increase the adverse impact to which the Fund’s investment portfolio may be subject.
Repurchase Offers Risks.
The Fund is an interval fund and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct repurchase offers of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. The Fund has in the past received, and may in the future receive, repurchase requests that exceed the limits of a quarterly repurchase offer, and the Fund has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash, cash from the sale of Common Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by (i) holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments and (ii) holding back (i.e., not investing) cash from the sale of Common Shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If, as expected, the Fund employs leverage, repurchases of Common Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect holders of Common Shares who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income.
If a repurchase offer is oversubscribed, the Board may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Common Shares as of the date the repurchase offer ends (the “Repurchase Request Deadline”). In the event that the Board determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Common Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Common Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase

41

request. Moreover, certain feeder vehicles have been formed, and additional feeder vehicles may be formed in the future, to facilitate indirect investments in the Fund by certain investors. Requests by these investors to withdraw their interests in a feeder vehicle may result in tenders by the feeder vehicle in a repurchase offer by the Fund and could contribute to an over-subscription of a particular repurchase offer. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more Common Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Common Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Common Shares is determined. In addition, the repurchase of Common Shares by the Fund will generally be a taxable event to common shareholders.
General Market Conditions Risk.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of the global credit markets, periods of reduced liquidity, greater volatility, general volatility of credit spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global credit market conditions have episodically adversely affected the market values of equity, fixed-income and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.
The Fund may invest in securities of publicly traded companies. Securities markets in certain countries in which the Fund may invest are fragmented, smaller, less liquid and more volatile than the securities markets of the United States and certain other developed countries. Securities markets in the countries in which the Fund may invest have, in the past, experienced substantial price volatility that could have an adverse impact on the value of the Fund’s investments that consist of securities. Periods of economic and political uncertainty may result in further volatility in the value of such investments. As a result, there may be greater volatility than the volatility that could be expected by investors in comparable securities traded in U.S. securities markets. There can be no assurance that the Fund’s investments will not be sold at prices below their acquisition costs.
The Fund may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Fund or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Fund. Certain force majeure events, such as war or an outbreak of an infectious disease and the current or any resulting financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to the Fund’s NAV, performance, financial condition, results of operations, ability to pay distributions, make share repurchases and portfolio liquidity. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Fund if an investment is affected, and any compensation provided by the relevant government may not be adequate.
The U.S. and global capital markets experienced extreme volatility and disruption in recent years, leading to periods of recessionary conditions and depressed levels of consumer and commercial spending. For instance, monetary policies of the Federal Reserve and political uncertainty resulting from recent events, including changes to U.S. trade policies and ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Iran, Hamas and other militant groups in the Middle East and Southwest Asia, including the ongoing conflict between the U.S. and Iran, political unrest in South America and recent U.S. military action overseas,

42

have led, are currently leading, and for an unknown period of time may continue to lead to disruption and instability in the global markets. In addition, social unrest, changes regarding immigration and work permit policies and other political and security concerns may not abate, which may cause the debt and equity capital markets, and as a result, the Fund’s business to be adversely affected both within and outside of regions experiencing ongoing conflicts. Disruptions in the capital markets increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. It cannot be assured that these conditions will not worsen. If conditions worsen, a prolonged period of market illiquidity could have a material adverse effect on the Fund’s business, financial condition and results of operations. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to the Fund. These events could limit the Fund’s investment originations, limit the Fund’s ability to grow and negatively impact the Fund’s operating results.
Furthermore, a counterparty’s ability to meet or willingness to honor its financial obligations, including its ability to extend credit or otherwise to transact with the Fund or a portfolio company or issuer to which the Fund makes a loan or in which the Fund invests directly may be negatively impacted. Current conditions may affect how counterparties interpret their obligations (and the Fund’s obligations) pursuant to counterparty arrangements such that the applicability, or lack thereof, of force majeure or similar provisions could also come into question and ultimately could work to the detriment of the Fund. These circumstances also may hinder the
Sub-Adviser’s,
the Fund’s and/or a portfolio companies’ ability to conduct their affairs and activities as they normally would, including by impairing usual communication channels and methods, hampering the performance of administrative functions such as processing payments and invoices, and diminishing their ability to make accurate and timely projections of financial performance.
While the
Sub-Adviser
expects that the current environment will yield attractive investment opportunities for the Fund, the investments made by the Fund are expected to be sensitive to the performance of the overall economy. General fluctuations in the market prices of securities and interest rates may affect the value of portfolio investments or increase the risks associated with an investment in the Fund. There can be no assurances that conditions in the global financial markets will not change to the detriment of the Fund’s investments and investment strategy. The continuing negative impact on economic fundamentals and consumer and business confidence would likely further increase market volatility and reduce liquidity, both of which could adversely affect the access to capital, ability to utilize leverage or overall performance of the Fund or one or more of its portfolio companies and these or similar events may affect the ability of the Fund to execute its investment strategy.
Portfolio Turnover Risk.
The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 100% under normal circumstances. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to common shareholders, will generally be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. See “Certain U.S. Federal Income Tax Considerations” in this Prospectus and “Investment Objective and Policies—Portfolio Turnover” in the SAI.
Anti-Takeover Provisions.
The Fund’s Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end
status. See “Anti-Takeover Provisions in the Declaration of Trust.”
Market Disruptions.
The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships (on which the
Sub-Adviser
bases a number of its trading positions) become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against

43

which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk
strategies performing with unprecedented volatility and risk.
Trade Negotiations and Related Government Actions.
In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.
There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict the Fund’s portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact the Fund.
Highly Volatile Markets.
The prices of financial instruments in which the Fund may invest can be highly volatile. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.
Credit Facilities.
In the event the Fund defaults under a credit facility or other borrowings, the Fund’s business could be adversely affected as it may be forced to sell a portion of its investments quickly and prematurely at what may be disadvantageous prices to the Fund in order to meet its outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on the business of the Fund, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of the Fund’s assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on the business of the Fund, financial condition, results of operations and cash flows.
A credit facility may be backed by all or a portion of the Fund’s loans and securities on which the lenders will have a security interest. The Fund may pledge up to 100% of its assets and may grant a security interest in all of its assets under the terms of any debt instrument it enters into with lenders. The Fund expects that any security

44

interests it grants will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, the Fund expects that the custodian for its securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If the Fund were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of the Fund’s assets securing such debt, which would have a material adverse effect on its business, financial condition, results of operations and cash flows.
In addition, any security interests and/or negative covenants required by a credit facility may limit the Fund’s ability to create liens on assets to secure additional debt and may make it difficult for the Fund to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if the Fund’s borrowing base under a credit facility were to decrease, it may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of the Fund’s assets are secured at the time of such a borrowing base deficiency, it could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on the Fund’s ability to fund future investments and to make distributions.
In addition, the Fund may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on the Fund’s business and financial condition. This could reduce the Fund’s liquidity and cash flow and impair its ability to grow its business.
Rehypothecated Securities Risk
. In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continues to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability of the Fund to achieve its investment objective.
Shareholders May Experience Dilution.
All distributions declared in cash payable to shareholders that are participants in the Fund’s distribution reinvestment plan will generally be automatically reinvested in its Common Shares. As a result, shareholders that do not participate in the distribution reinvestment plan may experience dilution over time.
Holders of the Fund’s Common Shares will not have preemptive rights to any shares it issues in the future. The Fund’s charter allows it to issue an unlimited number of Common Shares. After you purchase Common Shares in this offering, the Board may elect, without shareholder approval, to: (1) sell additional shares in future offerings;

45

(2) issue Common Shares or interests in any of the Fund’s subsidiaries in private offerings; (3) issue Common Shares upon the exercise of the options the Fund may grant to its independent trustees or future employees; or (4) subject to applicable law, issue Common Shares in payment of an outstanding obligation to pay fees for services rendered to the Fund. To the extent the Fund issues additional Common Shares after your purchase in this offering, your percentage ownership interest in the Fund will be diluted. Because of these and other reasons, shareholders of the Fund may experience substantial dilution in their percentage ownership of the Common Shares or their interests in the underlying assets held by the Fund’s subsidiaries.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses.
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Declaration of Trust provides that the Fund’s Trustees will not be liable to the Fund or its shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, the Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Pursuant to the Declaration of Trust and subject to certain exceptions described therein, the Fund will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Fund and at the request of the Fund, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, the Fund will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
The Fund will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an independent Trustee), officer, employee, controlling person or agent of the Fund, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.
In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee, and the Fund will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Fund’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Fund and (ii) a written undertaking by him or her or on his or her behalf to

46

repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.
Operational Risk.
The Fund depends on the
Sub-Adviser
to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in the Fund’s operations, can cause the Fund to suffer financial loss, the disruption of its business, liability to clients or third parties, regulatory intervention or reputational damage. The Fund’s business is highly dependent on its ability to process, on a daily basis, a large number of transactions across numerous and diverse markets. Consequently, the Fund relies heavily on its financial, accounting and other data processing systems. The ability of its systems to accommodate an increasing volume of transactions could also constrain the Fund’s abilities to properly manage its portfolios. Shareholders are generally not notified of the occurrence of an error or the resolution of any error. Generally, the
Sub-Adviser
and its affiliates will not be held accountable for such errors, and the Fund may bear losses resulting from such errors.
Allocation Risk.
The ability of the Fund to achieve its investment objective depends, in part, on the ability of the
Sub-Adviser
to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
Issuer Risk.
The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons, which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.
Management Risk.
The NAV of the Fund changes daily based on the performance of the securities in which it invests. The
Sub-Adviser’s
judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.
Correlation Risk.
The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.
Distribution Policy Risk.
The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.
Risks Related to the Fund’s Investments
Loans Risk.
Under normal market conditions, the Fund will invest in loans. The loans that the Fund may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may also be unrated. Loans are subject to a number of risks described elsewhere in this prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Although certain loans in which the Fund may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment
of scheduled interest or principal. In the event of the bankruptcy or

47

insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. In the event of a decline in the value of the already pledged collateral, if the terms of a loan do not require the borrower to pledge additional collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the loans. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those loans that are under-collateralized involve a greater risk of loss.
In general, the secondary trading market for loans is not fully-developed. No active trading market may exist for certain loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell certain loans quickly or at a fair price. To the extent that a secondary market does exist for certain loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Some loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of loans.
If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.
If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the
Sub-Adviser,
do not represent fair value. If the Fund attempts to sell a loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the loan may be adversely affected.
The Fund may acquire loans through assignments or participations. The Fund will typically acquire loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.
A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances. The
Sub-Adviser
has adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Fund must acquire a loan through a participation.
In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the loan than the Fund expected when initially purchasing the participation.
The Fund also may originate loans or acquire loans by participating in the initial issuance of the loan as part of a syndicate of banks and financial institutions, or receive its interest in a loan directly from the borrower.

48

The
Sub-Adviser
has established a counterparty and liquidity
sub-committee
that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established procedures and guidelines require trades to be placed for execution only with broker-dealer counterparties approved by the counterparty and liquidity sub-committee
of the
Sub-Adviser.
The factors considered by the
sub-committee
when selecting and approving brokers and dealers include, but are not limited to: (i) quality, accuracy, and timeliness of execution, (ii) review of the reputation, financial strength and stability of the financial institution, (iii) willingness and ability of the counterparty to commit capital, (iv) ongoing reliability and (v) access to underwritten offerings and secondary markets.
Investments in Bank Loans and Participations.
The investment portfolio of the Fund may include bank loans and participations. The special risks associated with investing in these obligations include: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws; (ii) environmental liabilities that may arise with respect to collateral securing the obligations; (iii) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; (iv) limitations on the ability of the Fund or the
Sub-Adviser
to directly enforce any of their respective rights with respect to participations; and (v) generation of income that is subject to U.S. federal income taxation as income effectively connected with a U.S. trade or business. The
Sub-Adviser
will attempt to balance the magnitude of these risks against the potential investment gain prior to entering into each such investment. Successful claims by third parties arising from these and other risks, absent bad faith, may be borne by the Fund.
Bank loans do not presently have the liquidity of conventional debt securities and are often subject to restrictions on resale. Due to the illiquidity of bank loans, the Fund may not be able to dispose of its investments in bank loans in a timely fashion and at a fair price, which could adversely affect the performance of the Fund. With respect to bank loans acquired as participations by the Fund, because the holder of a participation generally has no contractual relationship with a borrower, the Fund will have to rely upon a third party to pursue appropriate remedies against a borrower in the event of a default. As a result, the Fund may be subject to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights directly against a borrower or through the agent.
Furthermore, a borrower of a bank loan, in some cases, may prepay the bank loan. Prepayments could adversely affect the Fund’s interest income to the extent that the Fund is unable to reinvest promptly payments in bank loans or otherwise or if such prepayments were made during a period of declining interest rates.
Senior Loans Risk.
Senior secured loans are usually rated below investment grade or may also be unrated. As a result, the risks associated with senior secured loans are similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities. As a result, the
Sub-Adviser
will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the
Sub-Adviser.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Subordinated Loans or Securities.
Certain of the Fund’s investments may consist of loans or securities, or interests in pools of securities that are subordinated or may be subordinated in right of payment and ranked junior to other securities issued by, or loans made to obligors. If an obligor experiences financial difficulty, holders of its more senior securities will be entitled to payments in priority to the Fund. Some of the Fund’s asset-backed

49

investments may also have structural features that divert payments of interest and/or principal to more senior classes of loans or securities backed by the same assets when loss rates or delinquency exceed certain levels. This may interrupt the income the Fund receives from its investments, which may lead to the Fund having less income to distribute to investors.
In addition, many of the obligors are highly leveraged and many of the Fund’s investments will be in securities which are unrated or rated below investment grade. Such investments are subject to additional risks, including an increased risk of default during periods of economic downturn, the possibility that the obligor may not be able to meet its debt payments and limited secondary market support, among other risks.
Loans to Private Companies.
Loans to private and middle-market companies involve risks that may not exist in the case of large, more established and/or publicly traded companies, including, without limitation:

•
these companies may have limited financial resources and limited access to additional financing, which may increase the risk of their defaulting on their obligations, leaving creditors, such as the Fund, dependent on any guarantees or collateral that they may have obtained;

•
these companies frequently have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which render such companies more vulnerable to competition and market conditions, as well as general economic downturns;

•	there will not be as much information publicly available about these companies as would be available for public companies and such information may not be of the same quality;

•
these companies are more likely to depend on the management talents and efforts of a small group of persons; as a result, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on these companies’ ability to meet their obligations;

•
these companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position; and

•	these companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.
Below Investment Grade, or High-Yield, Instruments Risk.
The Fund anticipates that it may invest substantially all of its assets in instruments that are rated below investment grade. Below investment grade instruments are commonly referred to as “junk” or high-yield instruments and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Lower grade instruments may be particularly susceptible to economic downturns, which could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon, increase the incidence of default for such instruments and severely disrupt the market value of such instruments.
Lower grade instruments, though higher yielding, are characterized by higher risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated instruments. The retail secondary market for lower grade instruments may be less liquid than that for higher rated instruments. Adverse conditions could make it difficult at times for the Fund to sell certain instruments or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade instruments, investors could lose money on their investment in Common Shares of the Fund, both in the short-term and the long-term.
Valuation Risk.
Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for most of the Fund’s investments to trade. The Fund’s investments generally trade on an
“over-the-counter”
market which may be anywhere in the world where the buyer and seller can settle on a price.

50

Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund is less than the value of such loans or fixed-income instruments carried on the Fund’s books.
Liquidity Risk.
To the extent consistent with the applicable liquidity requirements for interval funds under
Rule 23c-3
of the 1940 Act, the Fund may invest in securities that, at the time of investment, are illiquid (determined using the SEC’s standard applicable to registered investment companies, i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). However, securities that cannot be disposed of within seven days due solely to applicable laws or the
Sub-Adviser’s
compliance policies and procedures will not be subject to the limitations set forth above. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities. Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. The
Sub-Adviser’s
judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted securities may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquiror of the securities. In either case, the Fund would bear market risks during that period.
Some loans and other instruments are not readily marketable and may be subject to restrictions on resale. Loans and other instruments may not be listed on any national securities exchange and no active trading market may exist for certain of the loans and other instruments in which the Fund will invest. Where a secondary market exists, the market for some loans and other instruments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets which may be invested in instruments that are not readily marketable or are subject to restrictions on resale.
Failure of Financial Institutions and Sustained Financial Market Illiquidity.
The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or its portfolio companies have a commercial relationship could adversely affect, among other things, the Fund and/or its portfolio companies’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms. The Fund’s direct origination platform generally focuses on mature companies backed by well-funded large sponsors (e.g., private equity firms), typically with significant equity capital invested. In the event a portfolio company, or potential portfolio company, has a commercial relationship with a bank that has failed or is otherwise distressed, such portfolio company may experience delays or other issues in meeting certain obligations or consummating transactions.
Additionally, if a portfolio company’s sponsor has a commercial relationship with a bank that has failed or is otherwise distressed, the portfolio company may experience issues receiving financial support from a sponsor to support its operations or consummate transactions, to the detriment of their business, financial condition and/or results of operations. In addition, such bank failure(s) could affect, in certain circumstances, the ability of both affiliated and unaffiliated co-lenders,
including syndicate banks or other fund vehicles, to undertake and/or

51

execute
co-investment
transactions with the Fund, which in turn may result in fewer co-investment
opportunities being made available to the Fund or impact its ability to provide additional follow-on
support to portfolio companies. The Fund and its portfolio companies’ ability to spread banking relationships among multiple institutions may be limited by certain contractual arrangements, including liens placed on their respective assets as a result of a bank agreeing to provide financing.
Temporary Defensive Strategies.
From time to time, the Fund may temporarily depart from its principal investment strategies as a defensive measure when the
Sub-Adviser
anticipates unusual market or other conditions. When a temporary defensive posture is believed by the
Sub-Adviser
to be warranted (“temporary defensive periods”), the Fund may without limitation hold cash or invest its Managed Assets in money market instruments and repurchase agreements in respect of those instruments. The money market instruments in which the Fund may invest are obligations of the U.S. government, its agencies or instrumentalities; commercial paper rated
A-1
or higher by Standard & Poor’s or
Prime-1
by Moody’s; and certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation. During temporary defensive periods, the Fund may also invest to the extent permitted by applicable law in shares of money market mutual funds. Money market mutual funds are investment companies and the investments in those companies by the Fund are in some cases subject to applicable law. To the extent that the Fund invests defensively, it may not achieve its investment objective.
Credit Risk.
Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. In addition, the Fund may enter into credit derivatives which may expose it to additional risk in the event that the instruments underlying the derivatives default.
Interest Rate Risk.
The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. The debt capital that will be available to the Fund in the future, if at all, may be impacted by changes in and uncertainty surrounding interest rates. Depending on the interest rate environment and general state of credit markets, potential debt capital may be available only at a higher cost and on terms and conditions less favorable than what the Fund has historically experienced. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.
An increase in interest rates could decrease the value of any investments the Fund holds that earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase the Fund’s interest expense, thereby decreasing the Fund’s net income. Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. From time to time, the Fund may also enter into certain hedging transactions to mitigate the Fund’s exposure to changes in interest rates. In the past, the Fund has entered into certain hedging transactions, such as

52

interest rate swap agreements, to mitigate the Fund’s exposure to adverse fluctuations in interest rates, and the Fund may do so again in the future. However, the Fund cannot assure shareholders that such transactions will be successful in mitigating the Fund’s exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income.
The Fund’s debt investments are based on fixed and floating rates, such as Euro Interbank Offer Rate, Term SOFR, the Federal Funds Rate or the Prime Rate. Market prices tend to fluctuate more for fixed-rate securities that have longer maturities. Although the Fund has no policy governing the maturities of the Fund’s investments, under current market conditions the Fund expects that it will invest in a portfolio of debt generally having maturities of up to 10 years. Market prices for debt that pays a fixed rate of return tend to decline as interest rates rise. This means that the Fund is subject to greater risk (other things being equal) than a fund invested solely in shorter-term, fixed-rate securities. Market prices for floating rate investments may also fluctuate in rising rate environments with prices tending to decline when credit spreads widen. Rising interest rates may also increase the cost of debt for the Fund’s underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to the Fund.
U.S. Debt Ceiling and Budget Deficit Risks
. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments could cause interest rates and borrowing costs to rise, which may negatively impact the ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Structured Products Risk.
The Fund may invest up to 30% of its Managed Assets in structured products, including CLOs, floating rate mortgage-backed securities and credit linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the

53

principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.
Covenant-Lite Loans Risk.
Covenant-lite loans contain fewer maintenance covenants than other types of loans, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.
CDO Securities.
Collateralized debt obligation securities generally are limited-recourse obligations of the issuer thereof payable solely from the underlying securities of such issuer or proceeds thereof. Consequently, holders of CDO securities must rely solely on distributions on the underlying securities or proceeds thereof for payment in respect thereof. If distributions on the underlying securities are insufficient to make payments on the CDO securities, no other assets will be available for payment of the deficiency and following realization of the underlying assets, the obligations of such issuer to pay such deficiency will be extinguished. Such underlying securities may consist of high-yield debt securities, loans, structured finance securities and other debt instruments, generally rated below investment grade (or of equivalent credit quality) except for structured finance securities. High-yield debt securities are generally unsecured (and loans may be unsecured) and may be subordinated to certain other obligations of the issuer thereof. The lower rating of high-yield debt securities and below investment grade loans reflects a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions or both may impair the ability of the issuer to make payments of principal or interest. Such investments may be speculative.
Issuers of CDO securities may acquire interests in loans and other debt obligations by way of sale, assignment or participation. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution.
The underlying securities of an issuer of CDO securities may bear interest at a fixed rate while the CDO securities issued by such issuer may bear interest at a floating rate (or the reverse may be true). As a result, there could be a floating/fixed rate or basis mismatch between such CDO securities and underlying securities. In addition, there may be a timing mismatch between the CDO securities and underlying securities that bear interest at a floating rate, as the interest rate on such floating rate underlying securities may adjust more frequently or less frequently, on different dates and based on different indices, than the interest rates on the CDO securities. As a result of such mismatches, an increase or decrease in the level of the floating rate indices could adversely impact the ability of the issuers thereof to make payments on the CDO securities.
There is no established, liquid secondary market for many of the CDO securities that the Fund may purchase, and the lack of such an established, liquid secondary market may have an adverse effect on the market value of such CDO securities and the Fund’s ability to dispose of them. Such illiquidity may adversely affect the price and timing of the Fund’s liquidation of CDO securities, including the liquidation of CDO securities following the occurrence of an event of default under the indenture or in connection with a redemption of the notes.
CLO Risk.
In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof, (iv) the potential of spread compression in the underlying loans of the CLO, which could reduce credit enhancement in the CLOs and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

54

CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.
Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.
The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.
The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.
Privacy and Data Security Laws.
Many jurisdictions in which the Fund and its portfolio companies operate have laws and regulations relating to data privacy, cyber security and protection of personal information. If the Fund or the
Sub-Adviser
fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause investors and clients to lose confidence in the effectiveness of the Fund’s security measures.
Leverage Risk.
Under current market conditions, the Fund generally intends to utilize leverage in an amount up to 33 1/3% of the Fund’s Managed Assets principally through borrowings. In the future, the Fund may elect to utilize leverage in an amount up to 50% of the Fund’s total assets through the issuance of preferred shares. Leverage may result in greater volatility of the NAV and distributions on the Common Shares because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from borrowings or the issuance of preferred shares, if any, are borne entirely by common shareholders. Common Share income may fall if the interest rate on borrowings or the dividend rate on preferred shares rises, and may fluctuate as the interest rate on borrowings or the dividend rate on preferred shares varies. In addition, the Fund’s use of leverage will result in increased operating costs. Thus, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to common shareholders will be reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to common shareholders than if the Fund were not so leveraged. In addition,

55

the costs associated with the Fund’s incursion and maintenance of leverage could increase over time. There can be no assurance that the Fund’s leveraging strategy will be successful.
Any decline in the NAV of the Fund will be borne entirely by common shareholders. Therefore, if the market value of the Fund’s portfolio declines, the Fund’s use of leverage will result in a greater decrease in NAV to common shareholders than if the Fund were not leveraged.
Certain types of borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage or portfolio composition or otherwise. In addition, the terms of the credit agreements may also require that the Fund pledge some or all of its assets as collateral.
Derivatives Risk.
The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by common shareholders.
The Fund relies on certain exemptions in Rule
18f-4
to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on the exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule
18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
Unless the Fund qualifies as a “limited derivatives user” as defined in Rule
18f-4,
the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
Counterparty Risk.
The Fund is subject to credit risk with respect to the counterparties to its derivatives contracts (whether a clearing corporation in the case of exchange-traded instruments or a hedge counterparty in the case of over-the-counter
instruments) purchased by the Fund. Counterparty risk is the risk that the other party in a derivative transaction will not fulfill its contractual obligation. Changes in the credit quality of the companies that serve as the Fund’s counterparties with respect to their derivative transactions will affect the value of those instruments. By entering into derivatives, the Fund assumes the risks that these counterparties could experience financial or other hardships that could call into question their continued ability to perform their obligations. In the

56

case of a default by the counterparty, the Fund could become subject to adverse market movements while replacement transactions are executed. The ability of the Fund to transact business with any one or number of counterparties, the possible lack of a meaningful and independent evaluation of such counterparties’ financial capabilities, and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund. Furthermore, concentration of derivatives in any particular counterparty would subject the Fund to an additional degree of risk with respect to defaults by such counterparty.
The
Sub-Adviser
evaluates and monitors the creditworthiness of counterparties in order to ensure that such counterparties can perform their obligations under the relevant agreements. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial or other difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a dissolution, assignment for the benefit of creditors, liquidation, winding-up,
bankruptcy or other analogous proceedings. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Fund is owed this fair market value upon the termination of the derivative contract and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying assets. The Fund may obtain only a limited recovery or may obtain no recovery at all in such circumstances.
Certain categories of interest rate and credit default swaps are subject to mandatory clearing, and more categories may be subject to mandatory clearing in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared over-the-counter
derivative transactions because generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that a clearing house, or its members, will satisfy the clearing house’s obligations (including, but not limited to, financial obligations and legal obligations to segregate margins collected by the clearing house) to the Fund. Counterparty risk with respect to certain exchange-traded and over-the-counter
derivatives may be further complicated by recently enacted U.S. financial reform legislation. See “Legislation and Regulatory Risk” below.
Legislation and Regulatory Risk.
The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the CFTC, the SEC, the Federal Reserve, the EU or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.
In addition, the securities and futures markets are subject to comprehensive statutes and regulations. For instance, the Dodd–Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) could have an adverse effect on the Fund’s ability to use derivative instruments. The Dodd-Frank Act is designed to impose stringent regulation on the over-the-counter
derivatives market in an attempt to increase transparency and accountability and provides for, among other things, new clearing, execution, margin, reporting, recordkeeping, business conduct, documentation, disclosure, position limit, minimum net capital and registration requirements. Although the CFTC has released final rules relating to clearing, execution, reporting, risk management, compliance, position limit, anti-fraud, consumer protection, portfolio reconciliation, documentation, recordkeeping, business conduct, margin requirements and registration requirements under the Dodd-Frank Act, many of the provisions are subject to further final rulemaking and clarifications, and thus the Dodd-Frank Act’s ultimate impact remains unclear.

57

In addition to U.S. laws and regulations, certain
non-U.S.
regulatory authorities, such as those in the EU, Australia, Japan and Hong Kong, have passed or proposed, or may propose in the future, legislation similar to that imposed by the Dodd-Frank Act. For example, the EU regulations on derivatives will impose position limits on commodity transactions, and the European Market Infrastructure Regulation (“EMIR”) already requires reporting of derivatives and various risk mitigation techniques to be applied to derivatives entered into by parties that are subject to the jurisdiction of EMIR. Certain entities, including private funds, may be required to clear certain derivatives and may become subject to initial and variation margin requirements with respect to their non-cleared
derivatives, under the recently implemented “EMIR Refit” regulations. These EU regulatory changes may impact the Fund and a broad range of counterparties, both outside and within the EU, and are expected to potentially increase the cost of transacting derivatives for the Fund (particularly with banks and other dealers directly subject to such regulations).
Commodities Regulation.
CFTC Rule 4.5 permits investment advisers to registered investment companies to claim an exclusion from the definition of “commodity pool operator” under the CEA with respect to a fund, provided certain requirements are met. In order to permit the Adviser to claim this exclusion with respect to the Fund, the Fund limits its transactions in certain futures, options on futures and swaps deemed “commodity interests” under CFTC rules (excluding transactions entered into for “bona fide hedging purposes,” as defined under CFTC regulations) such that either: (i) the aggregate initial margin and premiums required to establish such futures, options on futures and swaps do not exceed 5% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions; or (ii) the aggregate net notional value of such futures, options on futures and swaps does not exceed 100% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions. In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets. Accordingly, the Fund is not subject to regulation under the CEA or otherwise regulated by the CFTC. If the Adviser was unable to claim the exclusion with respect to the Fund, the Adviser would become subject to registration and regulation as a commodity pool operator, which would subject the Adviser and the Fund to additional registration and regulatory requirements and increased operating expenses.
Swap Risk.
The Fund may also invest in credit default swaps, total return swaps and interest rate swaps. Such transactions are subject to market risk, liquidity risk, risk of default by the other party to the transaction, known as “counterparty risk,” and risk of imperfect correlation between the value of such instruments and the underlying assets and may involve commissions or other costs. When buying protection under a swap, the risk of loss with respect to swaps generally is limited to the net amount of payments that the Fund is contractually obligated to make. However, when selling protection under a swap, the risk of loss is often the notional value of the underlying asset, which can result in a loss substantially greater than the amount invested in the swap itself. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid; however, there is no guarantee that the swap market will continue to provide liquidity. If the
Sub-Adviser
is incorrect in its forecasts of market values, interest rates or currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if these investment techniques were not used.
In a total return swap, the Fund pays the counterparty periodic payments based on a fixed or variable interest rate and receives in exchange the total return of underlying loans or debt securities. The Fund bears the risk of default on the underlying loans or debt securities, based on the notional amount of the swap. The Fund would typically have to post collateral to cover this potential obligation.
Credit Derivatives Risk.
The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. Credit derivatives are transactions between two parties which are designed to isolate and transfer the credit risk associated with a third party (the “reference entity”). Credit derivative transactions in their most common form consist of credit default

58

swap transactions under which one party (the “credit protection buyer”) agrees to make one or more payments in exchange for the other party’s (the “credit protection seller”) obligation to assume the risk of loss if an agreed-upon “credit event” occurs with respect to the reference entity. Credit events are specified in the contract and are intended to identify the occurrence of a significant deterioration in the creditworthiness of the reference entity (e.g., a default on a material portion of its outstanding obligations or a bankruptcy or, in some cases, a restructuring of its debt).
If the
Sub-Adviser
is incorrect in its forecasts of default risks, liquidity risk, counterparty risk, market spreads or other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. Moreover, even if the
Sub-Adviser
is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being protected. The Fund’s risk of loss in a credit derivative transaction varies with the form of the transaction. For example, if the Fund sells protection under a credit default swap, it would collect periodic fees from the buyer and would profit if the credit of the underlying issuer or reference entity remains stable or improves while the swap is outstanding, but the Fund would be required to pay an agreed-upon amount to the buyer (which may be the entire notional amount of the swap) if the reference entity defaults on the reference security. Credit default swap agreements involve greater risks than if the Fund invested in the reference obligation directly.
Credit derivatives may be used to create an exposure to the underlying asset or reference entity, to reduce existing exposure or to create a profit through trading differences in their buying and selling prices. The Fund or its issuers may enter into credit derivatives transactions as protection buyer or seller. Where the Fund is a credit protection buyer, the Fund will only receive a payment if a credit event occurs. Where the Fund is a credit protection seller, it will have a contractual relationship only with the credit protection buyer, and not with the reference entity unless a termination (in whole or in part) of the contract prior to such contract’s scheduled maturity date (in the event of a credit event) occurs with respect to any such reference entity, physical settlement applies and the credit protection seller delivers an asset referenced by the credit default swap (a “reference asset”) to the Fund.
Prepayment Risk.
During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to shareholders. This is known as prepayment or “call” risk. Below investment grade instruments frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met (“call protection”). An issuer may redeem a below investment grade instrument if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Loans typically do not have call protection. For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be enhanced.
The frequency at which prepayments (including voluntary prepayments by obligors and accelerations due to defaults) occur on debt instruments will be affected by a variety of factors including the prevailing level of interest rates and spreads, as well as economic, demographic, tax, social, legal and other factors. Generally, obligors tend to prepay their fixed-rate obligations when prevailing interest rates fall below the coupon rates on their obligations. Similarly, floating rate issuers and borrowers tend to prepay their obligations when spreads narrow.
In general, “premium” securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments. Since many fixed-rate obligations will be premium instruments when interest rates and/or spreads are low, such debt instruments and asset-backed instruments may be adversely affected by changes in prepayments in any interest rate environment.
The adverse effects of prepayments may impact the Fund’s portfolio in two ways. First, particular investments may experience outright losses, as in the case of an interest-only instrument in an environment of faster actual or

59

anticipated prepayments. Second, particular investments may underperform relative to hedges that the
Sub-Adviser
may have constructed for these investments, resulting in a loss to the Fund’s overall portfolio. In particular, prepayments (at par) may limit the potential upside of many instruments to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss.
Inflation/Deflation Risk.
Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions on the Common Shares can decline.
In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Economic activity has continued to accelerate across sectors and regions. Nevertheless, global supply chain issues have led, and may in the future lead, to a rise in energy prices. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.
Non-U.S.
Instruments Risk.
The Fund may invest in
non-U.S.
instruments.
Non-U.S.
investments involve certain risks not typically associated with investing in the United States, including risks relating to: (i) currency exchange matters, such as fluctuations in the rate of exchange between the U.S. dollar and the various
non-U.S.
currencies in which the Fund’s
non-U.S.
investments may be denominated and costs associated with the conversion of investment principal and income from one currency into another; (ii) the imposition or modification of foreign exchange controls; (iii) the unpredictability of international trade patterns; (iv) differences between U.S. and
non-U.S.
markets, including potential price volatility in, and relative illiquidity of, some
non-U.S.
markets; (v) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation across some countries; (vi) certain economic, social and political risks, including restrictions on
non-U.S.
investment and repatriation of capital, the risks of economic, social and political instability (including the risk of war, terrorism, social unrest or conflicts) and the possibility of nationalization, confiscatory taxation or expropriation of assets; (vii) the possible imposition of
non-U.S.
taxes on income and gains recognized with respect to such
non-U.S.
investments and the possible imposition of withholding taxes or branch taxes on earnings of the Fund from investments in such jurisdictions; (viii) different bankruptcy laws and customs; (ix) high transaction costs and difficulty in enforcing contractual obligations; and (x) less developed corporate laws and limited information regarding, among other things, fiduciary duties and the protection of investors. Generally, there is less readily available and reliable information about
non-U.S.
issuers or borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The cost of servicing external debt will also generally be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates which are adjusted based upon international interest rates. Because
non-U.S.
instruments may trade on days when the Fund’s Common Shares are not priced, the Fund’s NAV may change at times when Common Shares cannot be sold.
Foreign Currency Risk.
Because the Fund may invest its Managed Assets in securities or other instruments denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of instruments held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of instruments denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The
Sub-Adviser
may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market

60

conditions. See “Risk Factors—Swap Risk.” The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.
Repurchase Agreements Risk.
Subject to its investment objective and policies, the Fund may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future. The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund generally will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.
Reverse Repurchase Agreements Risk.
The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments.
Operational,
 Artificial Intelligence, and Cybersecurity Risk.
The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.
For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.
With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of

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shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified, in large part because different, unknown threats may emerge in the future. Similar types of cybersecurity risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.
The Adviser
and Sub-Adviser may
also utilize AI in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the Adviser’s and Sub-Adviser’s business
operations. AI models may rely on techniques such as natural language processing and machine learning, which are less transparent or interpretable and may produce unexpected results, which could adversely impact the Fund. If the content, analyses, or recommendations that AI applications assist the Adviser or Sub-Adviser in
producing are or are alleged to be deficient, inaccurate, or biased, the Fund may be adversely affected. Additionally, AI tools used by the Adviser or Sub-Adviser may
produce inaccurate, misleading or incomplete responses that could lead to errors in the Adviser’s or Sub-Adviser’s and
their employees’ decision-making, portfolio management or other business activities, which could have a negative impact on the performance of the Fund. Such AI tools could also be used against the
Adviser, Sub-Adviser, or
the Fund and its investments in criminal or negligent ways. The Adviser’s and Sub-Adviser’s competitors
or other third parties could incorporate AI into their products more quickly or more successfully, which could impair the Adviser’s or Sub-Adviser’s ability
to compete effectively. AI has the potential to result in significant and disruptive changes in companies, sectors or industries, including those in which the Fund invests, and any such changes could create new and unpredictable operational, legal and/or regulatory risks. Additionally, AI technologies may be exploited by malicious actors for cyberattacks, market manipulation, and fraud, further exacerbating risks. In the current period of technological and commercial innovation, startups and other companies have found success disrupting traditional approaches to industry or market practices, and the frequency of such disruptions is expected to increase. Such disruptions could negatively impact the Fund and its investments, alter market practices on which the Fund’s investment strategy depends to create investment returns, significantly disrupt the market in which the Fund operates and/or subject the Fund to increased competition.
Additional Capital.
The Fund’s portfolio companies may require additional financing to satisfy their working capital requirements, capital expenditure and acquisition and financing strategies. The amount of additional financing needed will depend upon the maturity and objectives of the particular portfolio company. If the funds provided are not sufficient, such portfolio company may have to raise additional capital at a price unfavorable to existing investors, including the Fund. In addition, the Fund may make additional debt and equity investments or exercise warrants, options or convert convertible securities that were acquired in the initial investment in such portfolio company in order to, among other things, preserve the Fund’s proportionate ownership when a subsequent financing is planned, or to protect or enhance the Fund’s investment when such portfolio company’s performance does not meet expectations. The availability of capital is generally a function of capital market conditions that are beyond the control of the Fund or any portfolio company. There can also be no assurance that the portfolio companies will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from the Fund or any other financing source. For instance, the Fund may be called upon to provide follow-on
funding for its investments or have the opportunity to increase its investment in such a portfolio company. There can be no assurance that the Fund will make follow-on
investments or that it will have sufficient funds or the ability to do so. Any decision by the Fund not to make a follow-on
investment or

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its inability to make such an investment may, in either case, have a substantial negative impact on a portfolio company in need of such an investment or may diminish the Fund’s ability to influence the portfolio company’s future development. The
Sub-Adviser
will, in its sole discretion, determine whether an investment constitutes an additional investment.
Uncertain Exit Strategies.
Due to the illiquid nature of many of the investments which the Fund expects to make, the
Sub-Adviser
is unable to predict with confidence what, if any, exit strategies will ultimately be available for any given core position. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors. The larger the transaction in which the Fund is participating, the more uncertain the Fund’s exit strategy tends to become.
Investment and Trading Risk.
All investments in securities risk the loss of capital. The
Sub-Adviser
believes that the Fund’s investment program and research techniques moderate this risk through a careful selection of securities and other financial instruments. No guarantee or representation is made that the Fund’s program will be successful. The Fund’s investment program may utilize such investment techniques as leverage, margin transactions, short sales, swaps, options on securities and forward contracts, which practices may, in certain circumstances, increase the adverse impact to which the Fund may be subject. The Fund will invest in bonds or other fixed income instruments, including public and private non-investment
grade bonds, secured loans, second lien debt, convertible securities, options, swaps, collateralized loan obligations and other similar securities. Such instruments may face ongoing uncertainties and exposure to adverse business, financial or economic conditions that could lead to the portfolio company’s inability to meet timely interest and principal payments. The market prices of such instruments are also subject to abrupt and erratic market movements and changes in liquidity and above-average price volatility, and the spread between the bid and asked prices of such instruments may be greater than those prevailing in other securities markets.
Hedging Policies/Risks.
In connection with certain investments, the Fund may employ hedging in support of financing techniques or that is designed to reduce the risks of adverse movements in interest rates, securities prices, commodities prices and currency exchange rates, as well as other risks, and portfolio companies themselves may also utilize hedging techniques. While such transactions may reduce certain risks, such transactions themselves may entail certain other risks, including counterparty default, convergence and other related risks. Thus, while the Fund may benefit from the use of these hedging mechanisms, unanticipated changes in interest rates, securities prices, commodities prices or currency exchange rates or other events related to hedging activities may result in a poorer overall performance for the Fund than if it or its portfolio companies had not entered into such hedging transactions.
Investments in Equity Securities Generally.
The Fund may hold investments in equity securities and equity security-related derivatives. Investments in equity securities of small or medium-sized
market capitalization companies will have more limited marketability than the securities of larger companies. In addition, securities of smaller companies may have greater price volatility. For example, investment in equity securities may arise in connection with the Fund’s debt investment opportunities and may be accompanied by “equity-kickers” or warrants, as well as in the form of equity investments in platform investments, to the extent that any such platform investment is allocated to Apollo Clients (such as the Fund) and not Apollo in accordance with Apollo’s policies and procedures. The Fund may choose to short the equity of an issuer when another technique is not available, most notably a bond or some other derivative. In addition, the Fund may be forced to accept equity in certain circumstances. The value of these financial instruments generally will vary with the performance of the issuer and movements in the equity markets. As a result, the Fund may suffer losses if it invests in equity instruments of issuers whose performance diverges from the
Sub-Adviser’s
expectations or if equity markets generally move in a single direction and the Fund has not hedged against such a general move. The Fund also may be exposed to risks that issuers will not fulfill contractual obligations such as, in the case of private placements, registering restricted securities for public resale. In addition, equity securities fluctuate in value in response to many factors, including the activities and financial condition of individual companies, geographic

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markets, industry market conditions, interest rates and general economic environments. Holders of equity securities may be wiped out or substantially reduced in value in a bankruptcy proceeding or corporate restructuring.
Portfolio Borrower and Seller Fraud; Breach of Covenant.
The Fund may acquire investments having structural, covenant and other contractual terms providing adequate downside protection, but there can be no assurance that such features and terms will achieve their desired effect and potential investors should regard an investment in the Fund as being speculative and having a high degree of risk. Of paramount concern in acquiring an investment is the possibility of material misrepresentation or omission on the part of the seller, the Portfolio Borrower or other credit support providers, or breach of covenant by any such parties. Such inaccuracy or incompleteness or breach of covenants may adversely affect the valuation of the collateral underlying the loans or the ability of lenders to perfect or effectuate a lien on the collateral securing the loan or the Fund’s ability to otherwise realize on or avoid losses in respect of the investment. The Fund will rely upon the accuracy and completeness of representations made by any such parties to the extent reasonable, but cannot guarantee such accuracy or completeness.
Fund’s Income.
The Fund’s income may at times be variable. For example, there may be times when the Fund holds instruments that are junior to other instruments and as a result of limited cash flow, the Fund receives little or no income. A wide range of factors may adversely affect an obligor’s ability to make repayments, including adverse changes in the financial condition of such obligor or the industries or regions in which it operates; the obligor’s exposure to counterparty risk; systemic risk in the financial system and settlement; changes in law or taxation; changes in governmental regulations or other policies; natural disasters; terrorism; social unrest, civil disturbances; or general economic conditions. Default rates tend to accelerate during economic downturns.
Any defaults will have a negative impact on the value of the Fund’s investments and may reduce the return that the Fund receives from its investments. While some amount of annual defaults is expected to occur in the Fund’s portfolio, defaults in or declines in the value of the Fund’s investments in excess of these expected amounts may result in breaches of covenants under the Fund’s financing arrangements, triggering credit enhancement requirements or accelerated repayment provisions and, if not cured within the relevant grace periods, permitting the finance provider to enforce its security over all the assets of the Fund.
In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of an obligor, holders of debt instruments ranking senior to the Fund’s investments would typically be entitled to receive payment in full before the Fund receives any distributions in respect of its investments. After repaying the senior creditors, such obligor may not have any remaining assets to repay its obligations to the Fund. In the case of debt ranking equally with the loans or debt securities in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant investee company. Each jurisdiction in which the Fund invests has its own insolvency laws. As a result, investments in similarly situated investee companies in different jurisdictions may well confer different rights in the event of insolvency.
Credit Linked Notes.
The Fund or its portfolio companies may utilize notes; the performance of which are linked to the credit performance of a reference portfolio of certain loan-related claims on corporate and similar entities that are specified from time to time. CLNs may be speculative and note holders may lose some or all of their initial investments. CLNs may not be rated by any credit agency and are subject not only to note holders’ credit risk exposure, but, also, to the credit risk of the issuer, whose credit ratings and credit spreads may adversely affect the market value of such CLNs.
Asset-Backed Securities Investments.
The Fund’s investment program is expected to include a significant amount of asset-backed securities investments in a range of asset classes that will subject them to further risks, including, among others, credit risk, liquidity risk, interest rate and other market risk, operational risk, structural risk, sponsor risk, monoline wrapper risk and other legal risk. Some, but not all, of these additional asset classes and certain related risks are described below.

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The investment characteristics of ABS differ from those of traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. ABS are not secured by an interest in the related collateral. Credit card receivables, for example, are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer loan laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of ABS backed by automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related ABS. The risk of investing in ABS is ultimately dependent upon payment of underlying loans by the debtor.
In addition, investments in subordinated ABS involve greater credit risk of default than the senior classes of the issue or series. Default risks may be further pronounced in the case of ABS secured by, or evidencing an interest in, a relatively small or less diverse pool of underlying loans. Certain subordinated securities absorb all losses from default before any other class of securities is at risk. There may also be no established, liquid secondary market for many of the ABS the Fund may purchase. The lack of such an established, liquid secondary market may have an adverse effect on the market value of such ABS and the Fund’s ability to sell them. Further, ABS may be subject to certain transfer restrictions that may further restrict liquidity.
Commercial Mortgage-Backed Securities.
The Fund may invest in commercial mortgage-backed securities and other mortgage-backed securities, including subordinated tranches of such securities. The value of CMBS will be influenced by factors affecting the value of the underlying real estate portfolio, and by the terms and payment histories of such CMBS.
Some or all of the CMBS contemplated to be acquired by the Fund may not be rated, or may be rated lower than investment grade securities, by one or more nationally recognized statistical rating organizations. Lower-rated or unrated CMBS, or
“B-pieces,”
have speculative characteristics and can involve substantial financial risks as a result. The prices of lower credit quality securities have been found to be less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic or real estate market conditions or individual issuer concerns. As an investor in subordinated CMBS in particular, the Fund will be first in line among debt holders to bear the risk of loss from delinquencies and defaults experienced on the collateral.
The Fund may acquire subordinated tranches of CMBS issuances. In general, subordinated tranches of CMBS are entitled to receive repayment of principal only after all principal payments have been made on more senior tranches and also have subordinated rights as to receipt of interest distributions. Such subordinated tranches are subject to a greater risk of nonpayment than are senior tranches of CMBS or CMBS backed by third party credit enhancement. In addition, an active secondary market for such subordinated securities is not as well developed as the market for certain other mortgage-backed securities. Accordingly, such subordinated CMBS may have limited marketability and there can be no assurance that a more efficient secondary market will develop.
The value of CMBS and other mortgage-backed securities in which the Fund may invest generally will have an inverse relationship with interest rates. Accordingly, if interest rates rise, the value of such securities will decline. In addition, to the extent that the mortgage loans which underlie specific mortgage-backed securities are pre-payable,
the value of such mortgage securities may be negatively affected by increasing prepayments, which generally occur when interest rates decline.
Residential Mortgage-Backed Securities.
The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized and the securities issued in such securitization may be guaranteed or

65

credit enhanced. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the area where the related mortgaged property is located, the borrower’s equity in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.
Participation Interests.
The Fund may purchase participation interests in debt instruments which do not entitle the holder thereof to direct rights against the obligor. Participations held by the Fund in a seller’s portion of a debt instrument typically result in a contractual relationship only with such seller, not with the obligor. The Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the seller and only upon receipt by such seller of such payments from the obligor. In connection with purchasing participations, the Fund generally will have no right to enforce compliance by the obligor with the terms of the related loan agreement, nor any rights of set-off
against the obligor and the Fund may not directly benefit from the collateral supporting the debt instrument in which it has purchased the participation. As a result, the Fund will assume the credit risk of both the obligor and the seller selling the participation. In the event of the insolvency of such seller, the Fund may be treated as a general creditor of such seller, and may not benefit from any set-off
between such seller and the obligor. When the Fund holds a participation in a debt instrument it may not have the right to vote to waive enforcement of any restrictive covenant breached by an obligor or, if the Fund does not vote as requested by the seller, it may be subject to repurchase of the participation at par. Sellers voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund, and such selling institutions may not consider the interests of the Fund in connection with their votes.
Security Risk.
Certain investments such as trade claims or consumer receivables may not be secured over underlying assets. Investments may be secured by mortgages, charges, pledges, liens or other security interests. Depending on the jurisdiction in which such security interests are created, enforcement of such securities can be a complicated and difficult process. For example, enforcement of security interests in certain jurisdictions can require a court order and a sale of the secured property through public bidding or auction. In addition, some courts may delay, upon the obligor’s application, the enforcement of a security if the obligor can show that it has a valid reason for requesting such delay, such as showing that the default was caused by temporary hardships. For example, some jurisdictions grant courts the power to declare security interest arrangements to be void if they deem the security interest to be excessive.
Short Selling.
The Fund’s investment program may include short selling. Short selling involves selling securities which may or may not be owned by the seller and borrowing the same securities for delivery to the purchaser, with an obligation to return the borrowed securities to the lender at a later date. Short selling allows the seller to profit from declines in market prices to the extent such decline exceeds the transaction costs and the costs of borrowing the securities and may be an important aspect of certain of the investment strategies of the Fund. The extent to which the Fund engages in short sales will depend upon its investment strategy and perception of market direction. A short sale creates the risk of a theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost to the Fund of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase at the time the Fund desires to close out such short position. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.
The SEC and other U.S. and
non-U.S.
regulatory authorities have imposed, and may impose in the future, restrictions on short selling, either on a temporary or permanent basis, and have adopted rules that regulate and require reporting of short-selling activities. Such regulations and restrictions include placing limitations on specific companies and/or industries with respect to which the Fund may enter into short positions, may hinder the Fund in, or prevent it from, implementing its investment strategies, and may negatively affect the Fund’s performance.

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Options.
The Fund or its portfolio companies may buy or sell (write) both call options and put options (either exchange-traded or over-the-counter
in
principal-to-principal
transactions), and when it writes options it may do so on a “covered” or an “uncovered” basis. The risk of writing a call is theoretically unlimited unless the call option is “covered.” A call option is “covered” when the writer owns the underlying assets in at least the amount of which the call option applies. The Fund’s options transactions may be part of a hedging tactic (i.e., offsetting the risk involved in another securities position) or a form of leverage, in which the Fund has the right to benefit from price movements in a large number of securities with a small commitment of capital. These activities involve risks that can be large, depending on the circumstances. When the Fund buys an option, a decrease (or inadequate increase) in the price of the underlying security in the case of a call, or an increase (or inadequate decrease) in the price of the underlying security in the case of a put, could result in a total loss of the Fund’s investment in the option (including commissions). When the Fund sells (writes) an option, the risk can be substantially greater than when it buys an option. The seller of an uncovered call option bears the risk of an increase in the market price of the underlying security above the exercise price.
Investments in Convertible Securities.
Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible
securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Investments in Below Investment Grade Securities.
A significant portion of the Fund’s investments may also be in obligations or securities that are rated below investment grade by recognized rating services such as Moody’s and Standard & Poor’s. Securities rated below investment grade and unrated securities generally offer a higher current yield than that available from higher grade issues, but typically involve greater risk. Securities rated below investment grade and unrated securities are typically subject to adverse changes in general economic conditions, changes in the financial condition of their issuers and price fluctuation in response to changes in interest rates. During periods of economic downturn or rising interest rates, issuers of securities rated below investment grade and unrated securities may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the values and liquidity of securities rated below investment grade and unrated securities, especially in a market characterized by a low volume of trading. In addition, the secondary market for high-yield securities, which is concentrated in relatively few market makers, may not be as liquid as the secondary market for more highly rated securities. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded.

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Investments in Distressed Securities and Restructurings; Investments Subject to Bankruptcy Laws.
The Fund may make investments, in restructurings or otherwise, that involve portfolio companies that are experiencing, or are expected to experience, severe financial difficulties. These financial difficulties may never be overcome and may lead to uncertain outcomes, including causing such portfolio company to become subject to bankruptcy proceedings. There are a number of significant risks inherent in the bankruptcy process. For example, in order to protect net operating losses of an obligor in bankruptcy, a bankruptcy court might take any number of actions, including prohibiting or limiting the transfer of claims held by certain classes of creditors. Such a prohibition could have a material adverse effect on the value of certain investments made by the Fund. For example, the Fund might be prohibited from liquidating investments which are declining in value.
In addition, investments in issuers that are experiencing, or are expected to experience, severe financial difficulties could, in certain circumstances, subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment therein. For example, under certain circumstances, a lender who has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In addition, under certain circumstances, payments to the Fund and distributions by the Fund to the shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, a preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings may be adversely affected by statutes related to, among other things, fraudulent conveyances, voidable preferences, lender liability and the bankruptcy court’s discretionary power to disallow, subordinate or disenfranchise particular claims or re-characterize
investments made in the form of debt as equity contributions. The possibility of litigation between the participants in a reorganization is another consideration that makes any evaluation of the outcome of an investment uncertain.
Such investments could also be subject to federal bankruptcy laws and state fraudulent conveyance laws, which may vary from state to state, if the securities relating to such investments were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities.
Minority Position and Toehold Investments.
The Fund could also make minority equity or debt investments in companies where the Fund may have limited influence. Such companies may have economic or business interests or goals that are inconsistent with those of the Fund and the Fund may not be in a position to limit or otherwise protect the value of its investment in such companies. The Fund’s control over the investment policies of such companies may also be limited. This could result in the Fund’s investments being frozen in minority positions that incur a substantial loss. If the Fund takes such a minority position in publicly traded securities as a
“toe-hold”
investment, then such publicly traded securities may fluctuate in value over the limited duration of the Fund’s investment in such publicly traded securities, which could potentiality reduce returns to shareholders. While the
Sub-Adviser
may seek to accumulate larger positions, the Fund may accumulate minority positions in the outstanding voting stock, or securities convertible into the voting stock, of potential portfolio companies. While the
Sub-Adviser
will seek to achieve such accumulation through open market purchases, registered tender offers, negotiated transactions or private placements, the Fund may be unable to accumulate a sufficiently large position in a target company to execute its strategy. In such circumstances, the Fund may dispose of its position in the target company within a short time of acquiring it and there can be no assurance that the price at which the Fund can sell such stock will not have declined since the time of acquisition. This may be exacerbated by the fact that stock of the companies that the Fund may target may be thinly traded and that the Fund’s position may nevertheless have been substantial and its disposal may depress the market price for such stock.
Investments in the Energy Industry.
Investments in the energy sector may be subject to a variety of risks, not all of which can be foreseen or quantified. Such risks may include, but are not limited to: (i) the risk that the technology employed in an energy project will not be effective or efficient; (ii) uncertainty about the availability or efficacy of energy sales agreements or fuel supply agreements that may be entered into in connection with a project; (iii) risks that regulations affecting the energy industry will change in a manner detrimental to the

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industry; (iv) environmental liability risks related to energy properties and projects; (v) risks of equipment failures, fuel interruptions, loss of sale and supply contracts or fuel contracts, decreases or escalations in power contract or fuel contract prices, bankruptcy of key customers or suppliers, tort liability in excess of insurance coverage, inability to obtain desirable amounts of insurance at economic rates, acts of God and other catastrophes; (vi) uncertainty about the extent, quality and availability of oil and gas reserves; (vii) the risk that interest rates may increase, making it difficult or impossible to obtain project financing or impairing the cash flow of leveraged projects; and (viii) the risk of changes in values of companies in the energy sector whose operations are affected by changes in prices and supplies of energy fuels (prices and supplies of energy fuels can fluctuate significantly over a short period of time due to changes in international politics, energy conservation, the success of exploration projects, the tax and other regulatory policies of various governments and the economic growth of countries that are large consumers of energy, as well as other factors). The occurrence of events related to the foregoing may have a material adverse effect on the Fund and its investments.
In addition to the foregoing, certain of the portfolio companies in which the Fund invests may be subject to the risks inherent in acquiring or developing recoverable oil and natural gas reserves, including capital expenditures for the identification and acquisition of projects, the drilling and completion of wells and the conduct of development and production operations. The presence of unanticipated pressures or irregularities in formations, miscalculations or accidents may cause such activity to be unsuccessful, which may result in losses. Furthermore, successful investment in oil and natural gas properties and other related facilities and properties requires an assessment of (i) recoverable reserves; (ii) future oil and natural gas prices; (iii) operating and capital costs; (iv) potential environmental and other liabilities; and (v) other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. Also, the revenues generated by certain of the portfolio companies in which the Fund invests may be dependent on the future prices of and the demand for oil and natural gas. Oil and gas investments may have significant shortfalls in projected cash flow if oil and gas prices decline from levels projected at the time the investment is made. Various factors beyond the control of the Fund will affect prices of oil, natural gas and natural gas liquids, including the worldwide supply of oil and natural gas, political instability or armed conflict in oil and natural gas producing regions, the price of foreign imports, the level of consumer demand, the price and availability of alternative fuels, the availability of pipeline capacity and changes in existing government regulation, taxation and price control. Prices for oil and natural gas have fluctuated greatly during the past, and markets for oil, natural gas and natural gas liquids continue to be volatile. Further, to the extent the Fund invests in or receives energy royalty interests, the Fund will generally receive revenues from those royalty interests only upon sales of oil, gas and other hydrocarbon production by the underlying property or upon sale of the royalty interests themselves. There can be no assurance that reserves sufficient to provide the expected royalty income will be discovered or produced.
Volatile oil, natural gas and natural gas liquids prices make it difficult to estimate the value of developed properties for acquisition and divestiture (and collateral purposes) and often cause disruption in the market for oil, natural gas and natural gas liquids developed properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects. In addition, estimates of hydrocarbon reserves by qualified engineers are often a key factor in valuing certain oil and gas assets. These estimates are subject to wide variances based on changes in commodity prices and certain technical assumptions. Accordingly, it is possible for such reserve estimates to be significantly revised from time to time, creating significant changes in the value of the Fund’s portfolio investments.
Legal and Regulatory Matters in the Energy Sector.
Power generation and transmission, as well as oil, natural gas and coal storage, handling, processing and transportation, are extensively regulated; statutory and regulatory requirements may include those imposed by energy, zoning, environmental, safety, labor and other regulatory or political authorities. Failure to obtain or a delay in the receipt of relevant governmental permits or approvals, including regulatory approvals, could hinder operation of an investment and result in fines or additional costs. Obtaining permits and approvals or complying with ongoing regulatory requirements may be costly and/or time-consuming to obtain. Moreover, the adoption of new laws or regulations, including those with respect to the

69

emission of greenhouse gasses, or changes in the interpretation of existing laws or regulations or changes in the persons charged with political oversight of such laws or regulations, could have a material adverse effect upon the profitability of the Fund or its portfolio companies and could necessitate the creation of new business models and the restructuring of investments in order to meet regulatory requirements, which may be costly and/or time-consuming.
General Risks of Investments in the Utility and Power Industries.
The Fund may invest in the utility and power sectors. These investments are sensitive to fluctuations in resource availability, energy supply and demand, interest rates, special risks of constructing and operating facilities (including nuclear facilities), lack of control over pricing, merger and acquisition activity, weather conditions (including abnormally mild winter or summer weather and abnormally harsh winter or summer weather), availability and adequacy of pipeline and other transportation facilities, geopolitical conditions in gas or oil producing regions and countries (including the risk of nationalization of the natural gas, oil and related sectors), the ability of members of the Organization of the Petroleum Exporting Countries to agree upon and maintain oil prices and production levels, the price and availability of alternative fuels, international and regional trade contracts, labor contracts, the impact of energy conservation efforts, environmental considerations, public policy initiatives and regulation.
Regulatory Risks of Investments in the Utility and Power Industries.
Utility and power companies are subject to significant regulation in many aspects of their operations, including how facilities are constructed, maintained and operated, environmental and safety controls and the prices they may charge for the products and services. There are a variety of risks relating to actions of various governmental agencies and authorities in such industries. Additionally, stricter laws, regulations or enforcement policies could be enacted or pursued in the future, which would likely increase compliance costs and may adversely affect the financial performance of energy companies which may have implications for the companies that support the energy sectors’ infrastructure-related requirements.
Investment in the Communications Industry.
The Fund’s portfolio companies may include communications companies. Communications companies in the U.S., Europe and other developed and emerging countries undergo continual changes mainly due to evolving levels of governmental regulation or deregulation as well as the rapid development of communication technologies. Competitive pressures within the communications industry are intense, and the securities of communications companies may be subject to significant price volatility. In addition, because the communications industry is subject to rapid and significant changes in technology, the companies in this industry in which the Fund may invest will face competition from technologies being developed or to be developed in the future by others, which may make such companies’ products and services obsolete.
Investing in Media Companies.
The Fund may focus a portion of its investment activities in media companies. These companies are sensitive to, among other things, global economic conditions, fluctuations in advertising expenditures from which media companies derive substantial revenue, seasonal fluctuations, changes in public and consumer tastes and preferences for products, content and services, rapidly changing technologies, theft of intellectual property including lost revenue due to copyright infringement, retention of key talent and management, merger and acquisition activity and regulation and other political considerations, which may cause the Fund to experience substantial volatility. Further, to the extent the Fund invests in or receives media company royalty interests, the Fund will generally receive revenues from those royalty interests only upon the sale of the source of the royalty payments by the underlying owner of such interests or upon sale of the royalty interests themselves. There can be no assurance that the sources of the expected royalty income will perform as anticipated.
Risks Inherent to Real Estate Investing.
The Fund will invest in debt investments related to real estate. Real estate historically has experienced significant fluctuations and cycles in performance that may result in reductions in the value of the Fund’s investments. The ultimate performance and value of such investments of the Fund are subject to the varying degrees of risk generally incident to ownership and operations of the properties to

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which the Fund will be exposed and which collateralize or support its investments. The ultimate performance and value of the Fund’s investments depend upon, in large part, the Fund’s ability to operate each such investment so that it provides sufficient cash flows necessary to pay the Fund’s equity investment and a return on such investment, or to pay interest and principal due to the Fund or a lender. Revenues and cash flows may be adversely affected by:

•	changes in local real estate market conditions due to changes in national or local economic conditions or changes in local property market characteristics;

•	government regulation including taking or condemnation losses and limitations on rent, such as rent control and rent stabilization;

•	competition from other properties and changes in the supply and demand for competing properties in an area;

•	fluctuations in building occupancy and the financial resources of tenants;

•
changes in interest rates and in the state of the debt and equity capital markets, particularly the availability of debt financing which may render the sale or refinancing of properties difficult or impracticable;

•	the ongoing need for capital improvements, particularly in older buildings;

•	changes in real estate tax rates and other operating expenses;

•
adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, hurricanes, floods, fires and other natural disasters, acts of war or terrorism, which may decrease the availability of or increase the cost of insurance or result in uninsured losses;

•	adverse changes in zoning laws;

•	the impact of present or future environmental legislation and compliance with environmental laws;

•	the impact of lawsuits which could cause the Fund to incur significant legal expenses and divert management’s time and attention from day-to-day operations of the Fund; and

•	other adverse factors that are beyond the Fund’s control.
In the event that any of the Fund’s investments experience any of the foregoing events or occurrences, the value of, and return on, such investments would be negatively impacted.
Reliance on Corporate Management and Financial Reporting.
Many of the strategies implemented by the Fund rely on the financial information made available by the issuers in which the Fund invests. The
Sub-Adviser
has no ability to independently verify the financial information disseminated by the issuer in which the Fund invests and is dependent upon the integrity of both the management of these issuers and the financial reporting process in general.
Broker, Dealer or Custodian Insolvency.
The Fund’s assets may be held in one or more accounts maintained for the Fund by its prime brokers or at other brokers or with one or more custodians, which may be located in various jurisdictions. Such prime brokers, local brokers and custodians, as brokerage firms, custodians or commercial banks, may be subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a prime broker or custodian or any of their respective sub-custodians,
agents or affiliates, or a local broker, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should assume that the insolvency of any of the prime brokers or such other service providers would result in a loss to the Fund, which could be material.

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Investments in the Insurance Sector.
The Fund may also invest in esoteric asset classes such as the insurance capital markets, which include insurance-linked securities (whereby the performance and return of the investment depend on the results of the underlying policy or instrument), insurance securitizations, catastrophe bonds, life insurance/life annuity combination bonds, structured settlements, insurance reserve financing, mortality/longevity swaps, life settlements, premium finance loans and other similar asset backed securities or instruments. These are specialized asset classes with unique risks, and prospective shareholders should carefully consider, among other factors, the matters described below, each of which could have an adverse effect on the value of their investments in the Fund. On an opportunistic basis, the Fund may invest in insurance-linked securities, whereby the performance and return of the investment depend on the results of the underlying insurance policy or instrument. An investment by the Fund in the insurance capital markets involves a high degree of risk, including the risk that the entire amount invested may be lost. Such investments would constitute investing in a relatively new and developing asset class where a significant part of the asset class involves relatively illiquid instruments.
ESG Considerations.
As part of its investment process, for certain of the Fund’s investments, the Adviser considers financially material environmental, social and governance (“ESG”) factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors. Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors, nor will it promote ESG characteristics ahead of other investment considerations.
Laws of Other Jurisdictions Where the Fund is Marketed.
Shares in the Fund may be marketed in various jurisdictions in addition to those more specifically addressed elsewhere in this prospectus. In order to market shares in the Fund in certain jurisdictions (or to investors who are citizens of or resident in such jurisdictions), the Fund, the
Sub-Adviser,
Apollo and its affiliates will be required to comply with applicable laws and regulations relating to such activities. Compliance may involve, among other things, making notifications to or filings with local regulatory authorities, registering the Fund, the
Sub-Adviser,
Apollo and its affiliates or the shares with local regulatory authorities or complying with operating or investment restrictions and requirements, including with respect to prudential regulation. Compliance with such laws and regulations may limit the ability of the Fund to participate in investment opportunities and may impose onerous or conflicting operating requirements on the Fund, the
Sub-Adviser,
Apollo and its affiliates. The costs, fees and expenses incurred in order to comply with such laws and regulations, including related legal fees and filing or registration fees and expenses, will be borne by the Fund and may be substantial. In addition, if the Fund, the
Sub-Adviser,
Apollo and its affiliates were to fail to comply with such laws and regulations, any or all of them could be subject to fines or other penalties, the cost of which typically would be borne by the Fund.
Eurozone Risks.
The Fund’s investments and its investment performance will most likely be affected by economic and fiscal conditions in Eurozone countries and developments relating to the euro. The deterioration of the Sovereign Debt of several Eurozone countries together with the risk of contagion to other more stable economies exacerbated the global economic crisis. This situation raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union. Economic, political or other factors could still result in changes to the composition of the European Monetary Union. The risk that other Eurozone countries could be subject to higher borrowing costs and face further deterioration in their economies, together with the risk that some countries could withdraw from the Eurozone, could have a negative impact on the Fund’s investment activities. A reintroduction of national currencies in one or more Eurozone countries or, in more extreme circumstances, the possible dissolution of the European Monetary Union cannot be ruled out. The departure or risk of departure from the European Monetary Union by one or more Eurozone countries and/or the abandonment of the euro as a currency could have major negative effects on the Fund. If the European Monetary

72

Union is dissolved entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of investors’ shares in the Fund.
Sovereign Debt.
It is anticipated that the Fund may invest in Sovereign Debt. Sovereign Debt may include securities that the
Sub-Adviser
believes are likely to be included in restructurings of the external debt obligations of the issuer in question. The ability of an issuer to make payments on Sovereign Debt, the market value of such debt and the inclusion of Sovereign Debt in future restructurings may be affected by a number of other factors, including such issuer’s: (i) balance of trade and access to international financing; (ii) cost of servicing such obligations, which may be affected by changes in international interest rates; and (iii) level of international currency reserves, which may affect the amount of foreign exchange available for external debt payments. Significant ongoing uncertainties and exposure to adverse conditions may undermine the issuer’s ability to make timely payment of interest and principal, and issuers may default on their Sovereign Debt.
Risks Associated With Investments in Securities Indexed to the Value of Foreign Equity Securities.
Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.
Fraudulent Conveyance Considerations.
Various laws enacted for the protection of creditors may apply to certain investments that are debt obligations, although the existence and applicability of such laws will vary from jurisdiction to jurisdiction. For example, if a court were to find that the borrower did not receive fair consideration or reasonably equivalent value for incurring indebtedness evidenced by an investment and the grant of any security interest or other lien securing such investment, and, after giving effect to such indebtedness, the borrower (i) was insolvent; (ii) was engaged in a business for which the assets remaining in such borrower constituted unreasonably small capital; or (iii) intended to incur or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could invalidate such indebtedness and such security interest or other lien as fraudulent conveyances, subordinate such indebtedness to existing or future creditors of the borrower or recover amounts previously paid by the borrower (including to the Fund) in satisfaction of such indebtedness or proceeds of such security interest or other lien previously applied in satisfaction of such indebtedness. In addition, if an issuer in which the Fund has an investment becomes insolvent, any payment made on such investment may be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year) before insolvency. In general, if payments on an investment are voidable, whether as fraudulent conveyances or preferences, such payments can be recaptured either from the initial recipient or from subsequent transferees of such payments. To the extent that any such payments are recaptured from the Fund, the resulting loss will be borne by the Fund.
Environmental Matters.
Ordinary operation or the occurrence of an accident with respect to a portfolio company could cause major environmental damage, personal injury or property damage, which may result in significant financial distress to such portfolio company, even if covered by insurance. In addition, persons who arrange for the disposal or treatment of hazardous materials may also be liable for the costs of removal or remediation of these materials at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by those persons. Certain environmental laws and regulations may require that an owner or operator of an asset address prior environmental contamination, which could involve substantial cost and other liabilities. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of environmental contamination and may impose joint and several liability (including amongst the Fund, other Apollo Clients and the applicable portfolio company) or liabilities or obligations that purport to extend to (and pierce any corporate veil that would otherwise protect) the ultimate beneficial owners of the owner or operator of the relevant property or operating company that stand to financially benefit from such property’s or company’s operations. The Fund (and its shareholders) may therefore be exposed to substantial risk of loss from environmental claims arising in respect of its investments. Furthermore, changes

73

in environmental laws or regulations or the environmental condition of an investment may create liabilities that did not exist at the time of its acquisition and that could not have been foreseen. Community and environmental groups may protest about the development or operation of portfolio company assets, which may induce government action to the detriment of the Fund. New and more stringent environmental or health and safety laws, regulations and permit requirements, or stricter interpretations of current laws, regulations or requirements, could impose substantial additional costs on a portfolio company, or could otherwise place a portfolio company at a competitive disadvantage compared to other companies, and failure to comply with any such requirements could have an adverse effect on a portfolio company. Even in cases where the Fund is indemnified by the seller with respect to an investment against liabilities arising out of violations of environmental laws and regulations, there can be no assurance as to the financial viability of the seller to satisfy such indemnities or the ability of the Fund to achieve enforcement of such indemnities. If these liabilities were to arise with respect to the Fund or its portfolio companies, the Fund might suffer significant losses and incur significant liabilities and obligations. The having or exercise of control or influence over a portfolio company could expose the assets of the Fund, the
Sub-Adviser
and their respective affiliates to claims by such portfolio company, its security holders and its creditors and regulatory authorities or other bodies. While the
Sub-Adviser
intends to manage the Fund to minimize exposure to these risks, the possibility of successful claims cannot be precluded, nor can there be any assurance as to whether such laws, rules, regulations and court decisions will be expanded or otherwise applied in a manner that is adverse to portfolio companies and the Fund and its shareholders. Moreover, it is possible that, when evaluating a potential investment, the
Sub-Adviser
may choose not to pursue or consummate such investment, if any of the foregoing risks may create liabilities or other obligations for any of the Fund, the
Sub-Adviser
or any of their respective affiliates, partners or employees. See also “—Control Person Liability” below.
Force Majeure and Expropriation Risk.
Portfolio companies may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Natural disasters, epidemics and other acts of God, which are beyond the control of the
Sub-Adviser,
may negatively affect the economy, infrastructure and livelihood of people throughout the world. For example, southeast Asia and many countries in Asia, including China, Japan, Indonesia and Australia have been affected by earthquakes, floods, typhoons, drought, heat waves or forest fires. Disease outbreaks have occurred in Asia in the past (including severe acute respiratory syndrome, or SARS, avian flu, H1N1/09 flu and
COVID-19)
and are occurring globally at present, and any prolonged occurrence of infectious disease, or other adverse public health developments or natural disasters in any country related to the Fund’s investments may have a negative effect on the Fund. Resulting catastrophic losses may either be uninsurable or insurable at such high rates as to make such coverage impracticable. If such a major uninsured loss were to occur with respect to any of the Fund’s investments, the Fund could lose both invested capital and anticipated profits.
The Fund may acquire portfolio companies that are located in areas that are subject to climate change and, as such, there may be significant physical effects of climate change that have the potential to have a material effect on the Fund’s business and operations. Physical impacts of climate change may include: increased storm intensity and severity of weather (e.g., floods or hurricanes); wildfires; sea level rise; and extreme temperatures. For example, many climate models indicate that global warming is likely to result in rising sea levels and increased frequency and severity of weather events, which may lead to higher insurance costs, or a decrease in available coverage, for portfolio companies in areas subject to severe weather. These climate-related effects could damage the portfolio company’s physical infrastructure, especially operations located in low-lying
areas near coasts and riverbanks, and facilities situated in hurricane-prone and rain-susceptible regions.
Some force majeure events may adversely affect the ability of a party (including a portfolio company or a counterparty to the Fund or a portfolio company) to perform its obligations until it is able to remedy the force majeure event. In addition, the cost to a portfolio company or the Fund of repairing or replacing damaged assets resulting from such force majeure event could be considerable. Certain force majeure events (such as war or an

74

outbreak of an infectious disease) could have a broader negative impact on the world economy and international business activity generally, or in any of the countries in which the Fund may invest specifically. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control over one or more portfolio companies or its assets, could result in a loss to the Fund, including if its investment in such portfolio company is canceled, unwound or acquired (which could be without what the Fund considers to be adequate compensation). Any of the foregoing may therefore adversely affect the performance of the Fund and its investments.
Due Diligence.
The
Sub-Adviser
will conduct, and will use third parties to conduct, due diligence on prospective investments. In conducting such due diligence, the
Sub-Adviser’s
investment professionals will use publicly available information, as well as information from their relationships with former and current bank lenders, management teams, consultants, competitors and investment bankers. Such level of due diligence may not, however, reveal all matters and issues, material or otherwise, relating to prospective investments.
Possibility of Fraud or Other Misconduct of Employees and Service Providers.
Misconduct by employees of the
Sub-Adviser,
service providers to the Fund and/or their respective affiliates (including affiliated service providers) could cause significant losses to the Fund. Misconduct may include entering into transactions without authorization, the failure to comply with operational and risk procedures, including due diligence procedures, misrepresentations as to investments being considered by the Fund, the improper use or disclosure of confidential or material non-public
information, which could result in litigation or serious financial harm, including limiting the Fund’s business prospects or future marketing activities and non-compliance
with applicable laws or regulations and the concealing of any of the foregoing. Such activities may result in reputational damage, litigation, business disruption and/or financial losses to the Fund. Apollo has controls and procedures through which it seeks to minimize the risk of such misconduct occurring. However, no assurances can be given that the
Sub-Adviser
will be able to identify or prevent such misconduct.
In addition, instances of fraud and other deceptive practices or devices employed by management or owners of portfolio companies in which the Fund invests may undermine the
Sub-Adviser’s
due diligence efforts with respect to such companies and, if such fraud is discovered, negatively affect the valuation of the Fund’s investments. In addition, when discovered, financial fraud may contribute to overall market volatility that could negatively impact the Fund’s investments. In the event of fraud by any portfolio company in which the Fund invests, the Fund may suffer a partial or total loss of its capital investment in that company.
Trade Errors.
The
Sub-Adviser
has adopted a policy for the purpose of addressing trade errors that may arise, from time to time, with respect to the securities transactions of the Fund. The
Sub-Adviser,
pursuant to the policy, will seek to identify and correct any trade errors in an expeditious manner. The determination of whether or not a trade error has occurred will be in the discretion of the
Sub-Adviser,
and investors should be aware that, in making such determinations, the
Sub-Adviser
will have a conflict of interest.
Over-the-Counter
Trading.
The Fund’s investment and hedging strategies may involve it or its portfolio companies engaging in forward currency contracts and options, as well as currency and credit default swaps and other derivatives. There is no limitation on daily price movements on these instruments and speculative position limits are not currently applicable. The principals who deal in these markets are not required to continue to make markets and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain contracts or have quoted prices with unusually wide spreads between the prices at which they were prepared to buy and those at which they were prepared to sell. Disruptions can also occur in any market in which the Fund or any of its portfolio companies trades due to unusually high trading volume, political intervention or other factors. The imposition of controls by governmental authorities might also limit such trading to less than that which the
Sub-Adviser
would otherwise recommend, to the possible detriment of the Fund. Market illiquidity or disruption could result in significant losses to the Fund.

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Over-Commitment.
In order to facilitate the acquisition of a portfolio company, the Fund may make (or commit to make) an investment that exceeds the desired amount with a view to selling a portion of such investment to co-investors
or other persons prior to or within a reasonable time after the closing of the acquisition. In such event, the Fund will bear the risk that any or all of the excess portion of such investment may not be sold or may only be sold on unattractive terms and that, as a consequence, the Fund may bear the entire portion of any break-up
fee or other fees, costs and expenses related to such investment, including break-up
fees and hold a larger than expected portion of such portfolio company or may realize lower than expected returns from such investment. The
Sub-Adviser
endeavors to address such risks by requiring such investments to be in the best interests of the Fund, regardless of whether any sell-down ultimately occurs. None of the
Sub-Adviser
or any of its affiliates will be deemed to have violated any duty or other obligation to the Fund or any of its investors by engaging in such investment and sell-down activities.
Expedited Transactions.
Investment analyses and decisions by the
Sub-Adviser
will often be undertaken on an expedited basis in order for the Fund to take advantage of investment opportunities. In such cases, the information available to the
Sub-Adviser
at the time of an investment decision may be limited, and the
Sub-Adviser
may not have access to the detailed information necessary for a full evaluation of the investment opportunity. In addition, the
Sub-Adviser
may rely upon independent consultants or advisors in connection with the evaluation of proposed investments. There can be no assurance that these consultants or advisors will accurately evaluate such investments.
Non-Controlling
Investments.
The Fund is expected to hold a
non-controlling
interest in portfolio companies and, therefore, may have a limited ability to protect its position in such portfolio companies. Further, the Fund may have no right to appoint a director and, as a result, may have a limited ability to influence the management of such portfolio companies. In such cases, the Fund will be significantly reliant on the existing management and board of directors of such companies, which may include representation of other investors with whom the Fund is not affiliated and whose interests may conflict with the Fund’s interests. Where practicable and appropriate, it is expected that shareholder rights generally will be sought to protect the Fund’s interests. There can be no assurance, however, that such minority investor rights will be available, or that such rights will provide sufficient protection of the Fund’s interests. In addition, the Fund may hold investments in debt instruments or other investments that do not entitle the Fund to voting rights and, therefore, the Fund may have a limited ability to protect such investments.
Control Person Liability.
The Fund could, as a result of a restructuring or other event with respect to a portfolio company, acquire a controlling interest in a portfolio company. The fact that the Fund or
Sub-Adviser
exercises control or exerts influence (or merely has the ability to exercise control or exert influence) over a company may give rise to risks of liability (including under various theories of parental liability and piercing the corporate veil doctrines) for, among other things, personal injury and/or property or environmental damage claims arising from an accident or other unforeseen event, product defects, employee benefits (including pension and other fringe benefits), failure to supervise management, violation of laws and governmental regulations (including securities laws, anti-trust laws, employment laws, anti-bribery and other anti-corruption laws) and other types of liability for which the limited liability characteristic of business ownership and the Fund itself (and the limited liability structures that may be utilized by the Fund in connection with its ownership of portfolio companies or otherwise) may be ignored or pierced, with the result being that relevant entities could be treated as if such limited liability characteristics or structures did not exist for purposes of the application of such laws, rules, regulations and court decisions.
Contingent Liabilities on Disposition of Investments.
In connection with the disposition of an investment of the Fund, the Fund may be required to make representations and warranties about such investments. The Fund may become involved in disputes or litigation concerning such representations and warranties and may be required to make payments to third parties as a result of such disputes or litigation. If the Fund does not have cash available to conduct such litigation or make such payments, it may be required to borrow funds. Any such payments and borrowings could adversely impact the Fund’s ability to make distributions. In addition, if the Fund is unable to

76

borrow funds to make such payments, it may be forced to sell investments to obtain funds. Such sales may be effected on unsatisfactory terms. The
Sub-Adviser
may also establish reserves or escrow accounts for such contingent liabilities. In that regard, shareholders may be required to return amounts distributed to them to fund the Fund’s indemnity obligations or other Fund obligations arising out of any legal proceeding against the Fund, subject to certain limitations set forth in this registration statement.
Execution Risks and Error.
In order to seek positive returns in global markets, the Fund’s trading and investments could involve multiple portfolio investments, multiple brokers and counterparties and multiple strategies. As a result, the execution of the trading and investment strategies employed by the Fund may require rapid execution of trades, high volume of trades, complex trades, difficult to execute trades, use of negotiated terms with counterparties such as in the use of derivatives, and the execution of trades involving less common or novel portfolio investments. In each case, the Fund seeks best execution and has trained execution and operational staff who execute, settle and clear such trades. However, in light of the high volumes, complexity and global diversity involved, some slippage, errors and miscommunications with brokers and counterparties may occur, and could result in losses to the Fund. In such circumstances, the Fund will evaluate the merits of potential claims for damage against brokers and counterparties who are at fault and, to the extent practicable, will seek to recover losses from those parties. In its sole discretion, the
Sub-Adviser
may choose to forego pursuing claims against brokers and counterparties on behalf of the Fund for any reason, including the cost of pursuing claims relative to the likely amount of any recovery and the maintenance of its business relationships with brokers and counterparties. In addition, the
Sub-Adviser’s
own execution and operational staff may be solely or partly responsible for errors in placing, processing, and settling trades that result in losses to the Fund. The
Sub-Adviser
is not liable to the Fund for losses caused by brokers or counterparties or its own negligence or contributory negligence. The
Sub-Adviser
may be liable to the Fund for acts that constitute bad faith, gross negligence, willful misconduct, fraud, willful or reckless disregard for their duties to the Fund or the shareholders or for damages resulting from intentional violations of securities laws. Interests in the Fund are only available for subscription by investors who understand that they and the Fund are waiving potential claims for damages arising from the operation of the Fund, including damages resulting from the
Sub-Adviser’s
own negligence or contributory negligence, and expect some execution losses to the Fund.
Operating and Financial Risks of Portfolio Companies.
Portfolio companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in their competitive environment, or an economic downturn. As a result, portfolio companies that the Fund may have expected to be stable may operate at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or to maintain their competitive positions, or may otherwise have a weak financial condition or be experiencing financial distress. In some cases, the success of the Fund’s investment strategy and approach will depend, in part, on the ability of the Fund to effect improvements in the operations of a portfolio company and/or recapitalize its balance sheet. To the extent relevant to a portfolio company, the activity of identifying and implementing operating improvements and/or recapitalization programs at portfolio companies entails a high degree of uncertainty. There can be no assurance that the Fund will be able to successfully identify and implement such operating improvements and/or recapitalization programs. In addition, the Fund may cause its portfolio companies to bear certain fees, costs and expenses that the Fund would otherwise bear, including the fees, costs and expenses incurred in developing, investigating, negotiating, structuring or consummating the Fund’s or any other investment in such portfolio companies. For example, the
Sub-Adviser
may cause such portfolio companies to bear the fees, costs and expenses that are incurred in connection and concurrently with the acquisition of such portfolio companies and such other fees, costs and expenses that may otherwise be treated as operating expenses. The payment of such fees, costs and expenses by such portfolio companies may reduce the amount of cash that the portfolio companies have on hand.
Ability to Source and Make Suitable Investments.
The consistency of available and suitable investments for the Fund could be a risk. The lack of availability from time to time of assets for purchase by the Fund may delay the Fund’s ability to achieve its target portfolio size, composition or rate of return in its projected timeframe or to

77

make investments thereafter, both of which circumstances could materially adversely affect the Fund’s investment performance.
Factors that may affect the Fund’s ability to source suitable investments include, among other things, the following: developments in the market for nonperforming loans or other general market events, which may include changes in interest rates or credit spreads or other events which may adversely affect the price of assets, whether individually or collectively; competition for investment opportunities and the inability of the Fund to acquire assets at favorable yields (including if the Fund’s competitors have greater access to financial, technical and marketing resources than the Fund, a lower cost of funds than the Fund, and access to funding sources that are not available to the Fund); the inability of the Fund to reinvest the proceeds from the sale or repayment of any of its assets in suitable target investments on a timely basis, whether at prices that the Fund believes are appropriate or at all; and the inability of the Fund to secure debt financing or refinancing for the Fund’s portfolio companies on a timely basis, whether on a basis that is satisfactory to the Fund or at all.
Illiquidity and Long-Term Nature of Investments.
The market for many of the Fund’s portfolio companies is substantially less liquid than the market for publicly traded securities. In addition, certain portfolio companies may be subject to legal or contractual restrictions or requirements that limit the Fund’s ability to transfer them or sell them for cash. The resulting illiquidity of these investments may make it difficult for the Fund to sell such investments if the need arises. If the Fund needs to sell all or a portion of its portfolio over a short period of time, it may realize value significantly less than the value at which it had previously recorded those investments.
Tax Considerations.
An investment in the Fund involves complex U.S. and
non-U.S.
tax considerations that will differ for each investor depending on the investor’s particular circumstances. The investment decisions of the
Sub-Adviser
will be based primarily upon economic, not tax, considerations, and could result, from time to time, in adverse tax consequences to some or all shareholders. There can be no assurance that the structure of the Fund or of any investment will be tax-efficient
for any particular investor.
Under certain circumstances, investors in the Fund could be required to recognize taxable income in a taxable year for U.S. federal income tax purposes, even if the Fund either distributes no cash in such year or distributes cash in such year that is less than such amount of taxable income (including as a result of the Fund owning securities issued with original issue discount, owning interests in certain partnerships, owning interests in certain
non-U.S.
corporations and entering into certain transactions that are taxed on a mark-to-market
basis). In addition, the Fund may invest in securities of corporations and other entities organized outside the United States. Income from such investments may be subject to
non-U.S.
withholding taxes, which may or may not be reduced or eliminated by an income tax treaty. Furthermore, a shareholder may be subject to state and/or local taxes as a result of the Fund’s operations and activities. State and local laws may differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. Each prospective investor is urged to consult with its own adviser as to the advisability and tax consequences of an investment in the Fund.
In addition, the Fund will take tax considerations into account in determining when the Fund’s portfolio companies should be sold or otherwise disposed of and may assume certain market risk and incur certain expenses in this regard to achieve favorable tax treatment of a transaction.
Reliance on Portfolio Company Management.
The
day-to-day
operations of a portfolio company will be the responsibility of such company’s management team. Although the
Sub-Adviser
will be responsible for monitoring the performance of portfolio companies and generally seeks to invest in companies operated by capable management, there can be no assurance that an existing management team, or any successor, will be able to successfully operate a portfolio company in accordance with the
Sub-Adviser’s
strategy for such company.
Investments in Less Established Companies.
The Fund may invest a portion of its assets in less established companies or early stage companies. Investments in such early stage companies may involve greater risks than

78

those generally associated with investments in more established companies. For instance, less established companies tend to have smaller capitalizations and fewer resources and, therefore, are often more vulnerable to financial failure. Such companies also may have shorter operating histories on which to judge future performance and in many cases, if operating, will have negative cash flow. In the case of start-up
enterprises, such companies may not have significant or any operating revenues. Early stage companies often experience unexpected issues in the areas of product development, manufacturing, marketing, financing and general management, which, in some cases, cannot be adequately resolved. A major risk also exists that a proposed service or product cannot be developed successfully with the resources available to such an early stage company. There is no assurance that the development efforts of any such early stage company will be successful or, if successful, will be completed within budget or the time period originally estimated. Substantial amounts of financing may be necessary to complete such development and there is no assurance that such funds will be available from any particular source, including institutional private placements or the public markets. The percentage of early stage companies that survive and prosper tends to be small. In addition, less mature companies could be more susceptible to irregular accounting or other fraudulent practices. Furthermore, to the extent there is any public market for the securities held by the Fund, securities of less established companies may be subject to more abrupt and erratic market price movements than those of larger, more established companies.
In addition to investing in less established or early stage companies, the Fund may actively engage in forming new businesses. Unlike investing in an existing company where start-up
risks are generally shared with third parties who also have vested interests in such company (including the company’s founders, existing managers or existing equity holders), in the case where the Fund forms a new business, all such risks are generally borne by the Fund. In addition, newly formed businesses face risks similar to those affecting less established or early stage companies as described above and may experience unexpected operational, developmental or financial issues that cannot be adequately resolved, and there is no assurance that such new business ventures will become successful.
Some of the portfolio investments expected to be made by the Fund should be considered highly speculative and may result in the loss of the Fund’s entire investment therein. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments.
Uncertainty of Financial Projections.
The
Sub-Adviser
will generally establish the capital structure of portfolio companies on the basis of financial projections for such portfolio companies. Projections are forward-looking statements and are based upon certain assumptions. Projected operating results will normally be based primarily on management judgments. In all cases, projections are only estimates of future results that are based upon assumptions that the
Sub-Adviser
believes are reasonable at the time that the projections are developed. Projections are subject to a wide range of risks and uncertainties, however, and there can be no assurance that the actual results may not differ materially from those expressed or implied by such projections. Moreover, the inaccuracy of certain assumptions, the failure to satisfy certain financial requirements and the occurrence of other unforeseen events could impair the ability of a portfolio company to realize projected values. General economic conditions, which are not predictable, can also have a material adverse impact on the reliability of such projections.
Financing Arrangements.
To the extent that the Fund enters into financing arrangements, such arrangements may contain provisions that expose it to particular risk of loss. For example, any cross-default provisions could magnify the effect of an individual default. If a cross-default provision were exercised, this could result in a substantial loss for the Fund. Also, the Fund may, in the future, enter into financing arrangements that contain financial covenants that could require it to maintain certain financial ratios. If the Fund were to breach the financial covenants contained in any such financing arrangement, it might be required to repay such debt immediately in whole or in part, together with any attendant costs, and the Fund might be forced to sell some of its assets to fund such costs. The Fund might also be required to reduce or suspend distributions. Such financial covenants would also limit the ability of the
Sub-Adviser
to adopt the financial structure (e.g., by reducing levels of borrowing) which it would have adopted in the absence of such covenants.

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Distributions.
The Fund may not achieve investment results that will allow it to make a specified or stable level of cash distributions and the distributions may decrease over time. In addition, due to the asset coverage test applicable to the Fund as a regulated closed-end
fund, the Fund may be limited in its ability to make distributions.
The Fund may fund its cash distributions to shareholders from any sources of funds available to it, including borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital
gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from the Adviser and its affiliates, if any. The Fund’s ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this registration statement. In addition, the inability to satisfy the asset coverage test applicable to the Fund as a registered closed-end
fund may limit its ability to pay distributions. The Fund cannot assure you that it will continue to pay distributions to its shareholders in the future. In the event that the Fund encounters delays in locating suitable investment opportunities, the Fund may pay all or a substantial portion of its distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which may constitute a return of your capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from the Fund’s investment activities.
Broker or Dealer or Custodian Insolvency.
The Fund’s assets may be held in one or more accounts maintained for the Fund by its prime brokers or at other brokers or with one or more custodians, which may be located in various jurisdictions. Such prime brokers, local brokers and custodians, as brokerage firms, custodians or commercial banks, may be subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a prime broker or custodian or any of their respective sub-custodians,
agents or affiliates, or a local broker, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should assume that the insolvency of any of the prime brokers or such other service providers would result in a loss to the Fund, which could be material.
Developments in the Structured Credit Markets and Their Broader Impact.
Declines in the market value of ABS and MBS, especially those backed by subprime mortgages, were associated with significant market events resulting in the global financial crisis of 2007–2009 and the subsequent regulatory and market responses to the financial crisis. Increasing credit and valuation problems in the subprime mortgage market generated extreme volatility and illiquidity in the markets for portfolio companies directly or indirectly exposed to subprime mortgage loans. This volatility and illiquidity extended to the global credit and equity markets generally, and, in particular, to the high-yield bond and loan markets, exacerbated by, among other things, uncertainty regarding the extent of problems in the mortgage industry and the degree of exposure of financial institutions and others, decreased risk tolerance by investors and significantly tightened availability of credit. Except for agency RMBS, and despite modest increases in non-agency
RMBS issuance, the market for RMBS has not significantly recovered (relative to the pre-financial
crisis market) from these conditions and it is difficult to predict if or when the non-agency
RMBS market will recover from such conditions. If the structured credit markets continue to face uncertainty or to deteriorate, then the Fund may not be presented with sufficient investment opportunities in ABS and MBS, which may prevent the Fund from successfully executing investment strategies in such investments. Moreover, further uncertainty or deterioration in the structured credit markets could result in further declines in the market values of or increased uncertainty with respect to such investments made or considered by the Fund, which could require the Fund to dispose of such investments at a loss while such adverse market conditions prevail.

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Legal and Regulatory Risks
SEC Investigations.
There can be no assurance that the Fund, the Adviser, the
Sub-Adviser
or any of their affiliates will avoid regulatory examination and possibly enforcement actions in the future.
There is also a risk that regulatory agencies in the United States and beyond will continue to adopt new laws or regulations (including tax laws or regulations), change existing laws or regulations, or enhance the interpretation or enforcement of existing laws and regulations.
Compliance Failures.
Apollo and certain of its affiliates, including the
Sub-Adviser,
are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the
Sub-Adviser
(and Apollo generally) must maintain its regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue Apollo’s businesses generally. The
Sub-Adviser’s
ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.
Legal, Tax and Regulatory Risks.
Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be further, involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.
The
Sub-Adviser
cannot predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.
Changes in Tax Law.
At any time, the U.S. federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those changes in laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of the Fund or its shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in the Fund’s Common Shares or the value or the resale potential of its investments.
Confidential Information.
As a holder of loans, the Fund may be entitled to receive material, non-public
information regarding borrowers which may limit the ability of Apollo’s funds and accounts, under applicable securities laws, to trade in the public securities of such borrowers, including the borrowers’ high-yield bonds. The Fund anticipates that, to avoid such restriction, it may elect not to receive such non-public
information. In situations where the Fund decides to receive such information, it may seek to discontinue receiving non-public
information concerning the borrower under a loan when it is disclosed by such borrower that the borrower will issue high-yield bonds in the near future. As a result, the Fund, at times, may receive less information regarding such a borrower than is available to the other investors in such borrower’s loan, which may result in the Fund’s taking actions or refusing to take actions in a manner different than had it received such non-public
information.
Pay-to-Play
Laws, Regulations and Policies.
A number of U.S. states and municipal pension plans have adopted so-called
“pay-to-play”
laws, regulations or policies which prohibit, restrict or require disclosure of payments to (and/or certain contacts with) state officials by individuals and entities seeking to do business with state entities, including those seeking investments by public retirement funds. The SEC has adopted rules that, among other things, prohibit an investment adviser from providing advisory services for compensation to a government client

81

for two years after the adviser or certain of its executives, employees or agents makes a contribution to certain elected officials or candidates. If the
Sub-Adviser,
any of its employees or affiliates or any service provider acting on their behalf fails to comply with such laws, regulations or policies, such non-compliance
could have an adverse effect on the Fund and Apollo generally, and may require the applicable shareholder to withdraw from the Fund.
Tax Audit Considerations.
The Fund may take positions with respect to certain tax issues that depend on legal and other interpretative conclusions. Should any such positions be successfully challenged by the Internal Revenue Service, a shareholder might be found to have a different tax liability for that year than that reported on its federal income tax return. In addition, an audit of the Fund may result in an audit of the returns of some or all of the shareholders, which examination could result in adjustments to the tax consequences initially reported by the Fund and affect items not related to a shareholder’s investment in the Fund. If such adjustments result in an increase in a shareholder’s federal income tax liability for any year, such shareholder may also be liable for interest and penalties with respect to the amount of underpayment. The legal and accounting costs incurred in connection with any audit of the Fund’s tax return will be borne by the Fund. The cost of any audit of a shareholder’s tax return will be borne solely by the shareholder.
Taxation in Foreign Jurisdictions.
The Fund and/or the shareholders could become subject to additional or unforeseen taxation in jurisdictions in which the Fund operates and invests. Changes to taxation treaties (or their interpretation) between the United States and the countries in which the Fund invests may adversely affect the Fund’s ability to efficiently realize income or capital gains. Interest payments on the Fund’s investments in certain jurisdictions and certain other items of income may be subject to withholding taxes and in some cases such withholding taxes may be greater than if such Fund investments were held directly by the shareholders. There can be no assurance that U.S. tax credits may be claimed with respect to such
non-U.S.
taxes incurred. Although the Fund may, where possible, make its investments in a way which minimizes or eliminates withholding taxes, where relevant, there can be no guarantee that such strategies will be successful.
Permanent Establishment Risks.
The Fund intends to conduct its operations in a manner that will not cause it to have a “permanent establishment” in any country outside the United States, as such term is defined in the relevant income tax treaty. There can be no assurance that a particular country will not assert that the Fund has a permanent establishment in such country, and if such assertion were upheld, it could potentially result in adverse tax consequences to the Fund.
Taxation as a Regulated Investment Company (“RIC”).
The Fund may be subject to corporate-level income tax if it is unable to maintain RIC tax treatment under Subchapter M of the Code or satisfy RIC distribution requirements. To maintain RIC tax treatment under Subchapter M of the Code, the Fund must, among other things, meet annual distribution, income source and asset diversification requirements. If the Fund does not qualify for or maintain RIC tax treatment for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Even if the Fund qualifies as a RIC, the Fund will be required to pay corporate-level income taxes on any income or capital gains that it does not distribute (or are deemed not be distributed) to shareholders. The Fund may also be subject to certain U.S. federal excise taxes, as well as state, local and
non-U.S.
taxes.
Income Recognition.
The Fund may have difficulty paying required distributions if the Fund recognizes income before or without receiving cash representing such income. For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also

82

have to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash
compensation such as warrants or stock. The Fund anticipates that a portion of the Fund’s income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, the Fund may elect to amortize market discount and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit the Fund’s ability to deduct interest expenses for tax purposes.
Because any original issue discount or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, it may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
Investment Tax Considerations.
The Fund may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to U.S. federal and applicable state corporate income taxes. The Fund may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).
The Fund may invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Distribution Considerations.
The Fund generally intends to distribute substantially all of its available earnings annually by paying distributions on a quarterly basis, as determined by the Board in its discretion. The Fund cannot assure investors that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year
increases in cash distributions. The Fund’s ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to the Fund as a regulated closed-end
fund, it may be limited in its ability to make distributions. In addition, if the Fund enters into a credit facility or any other borrowing facility, for so long as such facility is outstanding, the Fund anticipates that it may be required by its terms to use all payments of interest and principal that the Fund receives from current investments as well as any proceeds received from the sale of current investments to repay amounts outstanding thereunder, which could adversely affect its ability to make distributions.
Furthermore, the tax treatment and characterization of the Fund distributions may vary significantly from time to time due to the nature of its investments. The ultimate tax characterization of the Fund’s distributions made during a taxable year may not finally be determined until after the end of that taxable year. The Fund may make distributions during a taxable year that exceed its investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which the Fund’s total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder’s tax basis in its Common Shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such Common Shares. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. Moreover, the

83

Fund may pay all or a substantial portion of its distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which could constitute a return of shareholders’ capital and will lower such shareholders’ tax basis in Common Shares, which may result in increased tax liability to shareholders when they sell such Common Shares.
Other Regulatory Considerations.
The Fund and/or the
Sub-Adviser
also may be subject to regulation in jurisdictions in which the Fund and the
Sub-Adviser
engage in business. Because the Fund’s business is dynamic and is expected to change over time, the Fund may be subject to new or additional regulatory constraints in the future.
This prospectus cannot address or anticipate every possible current or future regulation that may affect the
Sub-Adviser,
the Fund or their businesses. Such regulations may have a significant impact on shareholders or the operations of the Fund, including restricting the types of investments the Fund may make, preventing the Fund from exercising its voting rights with regard to certain investments requiring the Fund to disclose the identity of its investors or their beneficial owners, or otherwise. The
Sub-Adviser
may, in its sole discretion, cause the Fund to be subject to such regulations if it believes that an investment or business activity is in the Fund’s interest, even if such regulations may have a detrimental effect on one or more shareholders.
Possible Risk of Conflicts
Potential Conflicts of Interest Risk.
The
Sub-Adviser
will be subject to certain conflicts of interest in its management of the Fund. These conflicts will arise primarily from the involvement of the
Sub-Adviser,
Apollo and their affiliates in other activities that may conflict with those of the Fund. The
Sub-Adviser,
Apollo and their affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, the
Sub-Adviser,
Apollo and their affiliates may engage in activities where the interests of certain divisions of the Sub-Adviser, Apollo and their affiliates or the interests of their clients may conflict with the interests of the Fund or the shareholders of the Fund. Other present and future activities of the
Sub-Adviser,
Apollo and their affiliates may give rise to additional conflicts of interest which may have a negative impact on the Fund.
In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses, Apollo has implemented certain policies and procedures (e.g., information walls) that may reduce the positive synergies that the
Sub-Adviser
may have potentially utilized for purposes of finding attractive investments. Additionally, Apollo may limit a client and/or its portfolio companies from engaging in agreements with or related to companies in which any fund of Apollo has or has considered making an investment or which is otherwise an advisory client of Apollo and/or from time to time restrict or otherwise limit the ability of the Fund to make investments in or otherwise engage in businesses or activities competitive with companies or other clients of Apollo, either as result of contractual restrictions or otherwise. Finally, Apollo has in the past entered, and is likely in the future to enter, into one or more strategic relationships in certain regions or with respect to certain types of investments that, although possibly intended to provide greater opportunities for the Fund, may require the Fund to share such opportunities or otherwise limit the amount of an opportunity the Fund can otherwise take.
As part of its regular business, Apollo provides a broad range of services other than those provided by the
Sub-Adviser,
including investment banking, underwriting, capital markets syndication and advisory (including underwriting), placement, financial advisory, restructuring and advisory, consulting, asset/property management, mortgage servicing, insurance (including title insurance), monitoring, commitment, syndication, origination, servicing, management consulting and other similar operational and finance matters, healthcare consulting/brokerage, group purchasing, organizational, operational, loan servicing, financing, divestment and other services. In addition, Apollo may provide services in the future beyond those currently provided. The Fund will not receive a benefit from the fees or profits derived from such services. In such a case, a client of Apollo would typically require Apollo to act exclusively on its behalf. This request may preclude all of Apollo clients (including the Fund) from participating in related transactions that would otherwise be suitable. Apollo will be

84

under no obligation to decline any such engagements in order to make an investment opportunity available to the Fund. In connection with its other businesses, Apollo will likely come into possession of information that limits its ability to engage in potential transactions. The Fund’s activities are expected to be constrained as a result of the inability of the personnel of Apollo to use such information. For example, employees of Apollo from time to time are prohibited by law or contract from sharing information with members of the
Sub-Adviser’s
investment team that would be relevant to monitoring the Fund’s portfolio and other investment decisions. Additionally, there are expected to be circumstances in which one or more of certain individuals associated with Apollo will be precluded from providing services related to the Fund’s activities because of certain confidential information available to those individuals or to other parts of Apollo (e.g., trading may be restricted). Apollo has long term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on behalf of the Fund, the
Sub-Adviser
will consider those relationships, and may decline to participate in a transaction as a result of such relationships. The Fund may also co-invest
with clients of Apollo in particular investment opportunities, and the relationship with such clients could influence the decisions made by the
Sub-Adviser
with respect to such investments. The Fund may be forced to sell or hold existing investments as a result of various relationships that Apollo may have or transactions or investments Apollo and its affiliates may make or have made. The inability to transact in any security, derivative or loan held by the Fund could result in significant losses to the Fund.
Limitations on Transactions with Affiliates Risk.
The 1940 Act limits the Fund’s ability to enter into certain transactions with certain of its affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security directly from or to any portfolio company of or private equity fund managed by Apollo or any of its affiliates. However, the Fund may under certain circumstances purchase any such portfolio company’s loans or securities in the secondary market, which could create a conflict for the
Sub-Adviser
between the interests of the Fund and the portfolio company, in that the ability of the
Sub-Adviser
to recommend actions in the best interest of the Fund might be impaired. The 1940 Act also prohibits certain “joint” transactions with certain of its affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.
Dependence on Key Personnel Risk.
The
Sub-Adviser
is dependent upon the experience and expertise of certain key personnel in providing services with respect to the Fund’s investments. If the
Sub-Adviser
were to lose the services of these individuals, its ability to service the Fund could be adversely affected. As with any managed fund, the
Sub-Adviser
may not be successful in selecting the best-performing securities or investment techniques for the Fund’s portfolio and the Fund’s performance may lag behind that of similar funds. The
Sub-Adviser
has informed the Fund that the investment professionals associated with the
Sub-Adviser
are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. In addition, individuals not currently associated with the
Sub-Adviser
may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals.
The
Sub-Adviser’s
ability to successfully manage the Fund depends on the
Sub-Adviser’s
employees and advisors. The
Sub-Adviser
will be relying extensively on the experience, relationships and expertise of these persons. There can be no assurance that these persons will remain with the
Sub-Adviser
or will otherwise continue to be able to carry on their current duties throughout the life of the Fund (which is expected to be indefinite) or that the
Sub-Adviser
will be able to attract and retain replacements or additional persons when needed. Additionally, investment professionals and other employees and advisors to the
Sub-Adviser
may not have been involved with the investment decisions and transactions made by the
Sub-Adviser
or any other Apollo Client described herein and may have a limited history working for Apollo. The loss of the services of one or more of these professionals could have an adverse impact on the Fund’s ability to realize its investment objectives. The Fund will also depend on the success of operating executives (including persons or entities employed, engaged or retained by Apollo) in supplementing the Fund’s investment team, among other things, in sourcing investment opportunities, in transaction analysis and due diligence, and with asset management,

85

managerial and operational skills as appropriate for the assets in question. Certain industry executives, advisors, consultants and operating executives may be exclusive to Apollo or the Fund and could be employees of Apollo, but may not have the same compensation incentives as the Fund’s investment team due to, among other things, factors that distinguish these engagements from those of Apollo investment professionals, including the aspects of the transactions in which they are involved or the performance metrics upon which their compensation is based. Furthermore, certain Apollo personnel, in addition to their responsibilities on behalf of the
Sub-Adviser
and the Fund, are and will continue to be involved in the investment activities of other Apollo Clients, in other business activities of Apollo (including Apollo-sponsored SPACs and their acquisition targets) and in personal investment activities. In particular, the managing partners of Apollo have established family offices to provide investment advisory, accounting, administrative and other services to their respective family accounts (including certain charitable accounts) in connection with their personal investment activities unrelated to their investments in Apollo entities, and their respective involvement in such family offices will require the respective resources and attention of each such managing partner who may also have responsibilities to the Fund’s affairs.
The Fund has no employees and no separate facilities and is reliant on the
Sub-Adviser,
which has significant discretion as to the implementation of the Fund’s investment objective and policy. In particular, the Fund’s performance will depend on the success of the
Sub-Adviser’s
investment process.
Accordingly, the Fund will depend on the
Sub-Adviser’s
assessment of an appropriate acquisition price for, and
on-going
valuation of, the Fund’s investments. The acquisition price determined by the
Sub-Adviser
in respect of each investment position will be based on the returns that the
Sub-Adviser
expects the investment to generate, based on, among other things, the
Sub-Adviser’s
assessment of the nature of the investment and the relevant collateral, security position, risk profile and historical default rates of the position and supply and demand in the secondary loan market. Each of these factors involves subjective judgments and forward-looking determinations by the
Sub-Adviser.
If the
Sub-Adviser
misprices an investment (for whatever reason), the actual returns on the investment may be less than anticipated at the time of acquisition. Further, in light of the illiquidity of the investment, it may be difficult for the Fund to dispose of the investment at a price similar to the acquisition price.
Competition for Investment Opportunities.
There is currently, and will likely continue to be, competition for investment opportunities by investment vehicles and others with investment objectives and strategies identical or similar to the Fund’s investment objectives and strategies, as well as by business development companies, master limited partnerships, strategic investors, hedge funds and others. Some of these competitors may have more relevant experience, greater financial, technical, marketing and other resources, more personnel, higher risk tolerances, different risk assessments, lower return thresholds, lower cost of capital and access to funding sources unavailable to the Fund and a greater ability to achieve synergistic cost savings in respect of an investment than the Fund, the
Sub-Adviser,
Apollo or any of their respective affiliates. It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund and adversely affecting the terms, including pricing, upon which portfolio investments can be made. Such competition may be particularly acute with respect to participation by the Fund in auction proceedings. To the extent that the Fund encounters competition for investments, returns to shareholders may decrease.
Based on the foregoing, there can be no assurance that the Fund will be able to identify or consummate investments that satisfy the Fund’s rate of return objectives or realize upon their values, or that the Fund will be able to invest fully its committed capital. The success of the Fund will depend on the
Sub-Adviser’s
ability to identify suitable investments, to negotiate and arrange the closing of appropriate transactions and to arrange the timely disposition of portfolio investments.
Allocation of Investment Opportunities.
Apollo sponsors, manages or advises and will continue to sponsor, manage or advise other investment funds, partnerships, limited liability companies, corporations or similar investment vehicles, clients or the assets or investments for the account of any client, or separate account for which, in each case, the
Sub-Adviser
or one or more of its affiliates acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity (collectively, including the Fund, “Apollo Clients”).

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Apollo will provide investment management services to Apollo Clients, and Apollo and/or such Apollo Clients may have one or more investment strategies that overlap or conflict with those of the Fund. The employment by Apollo of conflicting and/or overlapping strategies for other Apollo Clients may adversely affect the prices and availability of the securities and other assets in which the Fund invests. If participation in specific investment opportunities is appropriate for both the Fund and one or more other Apollo Clients (or Apollo itself, such as an Apollo-sponsored SPAC), participation in such opportunities will be allocated pursuant to Apollo’s allocation policies and procedures. There can be no assurance, however, that the application of such policies will result in the allocation of a specific investment opportunity to the Fund or that the Fund will participate in all investment opportunities falling within its investment objective. Such considerations may result in allocations of certain investments among the Fund and other Apollo Clients on a basis other than pari passu and, in some cases, to a newly-formed Apollo Client established for a particular investment. In the past, the application of such policies has resulted in the allocation by Apollo of certain investment opportunities relating to the alternative investment management business to (i) Apollo rather than to Apollo Clients and (ii) a newly-formed Apollo Client created for a particular investment opportunity or otherwise, and Apollo expects to allocate certain opportunities in a similar manner in the future. It is possible that the allocation of such opportunities to Apollo rather than to Apollo Clients, such as the Fund, may occur as a result of, in connection with, or ancillary to, the allocation of investment opportunities to such Apollo Clients (e.g., where Apollo has been afforded an opportunity to acquire an alternative investment management business as a result of an investment made or proposed to be made by the F un
d).

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MANAGEMENT OF THE FUND
Trustees and Officers
The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of six trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.
Investment Adviser
Apollo Capital Credit Adviser, LLC, located at 9 West 57th Street, New York, NY 10019, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in 2016, for the purpose of advising the Fund. The Adviser is an affiliate of Apollo.
Under the general supervision of the Fund’s Board, the Adviser carries out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, determine which securities should be purchased, sold or exchanged, which may be delegated to the
Sub-Adviser
as described in this prospectus. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser compensates all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the investment advisory agreement (the “Investment Advisory Agreement”) a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.
A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement is available in the Fund’s semi-annual report to shareholders filed with the SEC on September 4, 2025.
The Adviser and the Fund have entered into the Expense Limitation Agreement with respect to Class M, Class A, Class C, Class I and Class L shares and a separate Class F Expense Limitation Agreement. Pursuant to the Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or to reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to the extent that such expenses exceed, per annum, 2.25% of Class A average daily net assets, 3.00% of Class C average daily net assets, 2.00% of Class I average daily net assets, 2.50% of Class L average daily net assets and 2.75% of Class M average daily net assets. Pursuant to the Class F Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or to reimburse the Fund for expenses the Fund incurs to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursements (including taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs and organizational costs and offering costs) to the extent that they exceed, per annum, 1.50% of the Fund’s average daily net assets attributable to Class F shares. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the respective Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Adviser has approved the continuance of the Expense Limitation

88

Agreement through at least April 30, 2027, unless and until the Board approves its modification or termination upon written notice to the Adviser. The Expense Limitation Agreement may be renewed for consecutive twelve-month periods provided that the Adviser specifically approves such continuance at least annually. The Expense Limitation Agreements may be terminated only by the Board on written notice to the Adviser and will automatically terminate at such time as the Investment Advisory Agreement between the Fund and the Adviser is terminated. Prior to January 1, 2023, the Adviser voluntarily waived or absorbed certain of the operating expenses of the Fund since the commencement of the Fund’s operations. See “Management of the Fund.”
Shareholders will also pay a pro rata share of asset-based and performance fees associated with the underlying funds in which the Fund invests.
Investment
Sub-Adviser
The Adviser has engaged Apollo Credit Management, LLC, an SEC registered investment adviser under the Advisers Act, to manage the Fund’s investment portfolio. The
Sub-Adviser
is an affiliate of Apollo Founded in 1990, Apollo is a high-growth, global alternative asset manager and retirement services provider. Apollo conducts its business primarily in the U.S. through the following three reportable segments: Asset Management, Retirement Services and Principal Investing. These business segments are differentiated based on the investment services they provide as well as varying investing strategies. Through its asset management business, Apollo raises, invests and manages funds, accounts and other vehicles, on behalf of some of the world’s most prominent pension, endowment and sovereign wealth funds and insurance companies, as well as other institutional and individual investors. Apollo’s retirement services business is conducted by Athene, a leading financial services company that specializes in issuing, reinsuring and acquiring retirement savings products for the increasing number of individuals and institutions seeking to fund retirement needs. As of December 31, 2025, Apollo had total AUM of $938 billion and a team of 6,140 employees, including 2,010 employees of Athene and 600 employees of Bridge Investment Group Holdings Inc.
Apollo manages the leading alternative credit business with $749 billion in credit AUM and more than 590 investment professionals across an array of corporate, asset-backed and insurance-related investment strategies. The Fund benefits from its affiliation with Apollo as a scaled direct lending platform with over $450 billion of dedicated corporate credit AUM. Apollo’s corporate credit business dates back over twenty years, with a heritage as one of the largest managers of syndicated loans. Over the course of decades, Apollo has built incumbency with thousands of leveraged loan issuers, many of which are backed by the largest blue-chip private equity sponsors. Today, Apollo has established over 4,000 lending relationships. Incumbency and scale enable Apollo to source and deliver attractive lending opportunities for its investor clients. In 2025, Apollo and its affiliates originated $60 billion in direct lending transactions.
By collaborating across disciplines, with each business unit contributing to, and drawing from, Apollo’s shared information and experience, Apollo believes the Fund is well-positioned to invest across asset classes. Apollo’s investment philosophy is centered on the ethos that “purchase price matters,” allocating capital to the best risk-reward investment opportunities throughout market and economic cycles. Apollo’s focus on alternative asset investing seeks to deliver excess return per unit of risk at all points across the investment spectrum. Investors in the Fund’s shares also benefit from significant alignment of interest with Apollo since, through Athene, Apollo is often among the largest investors in its own funds, including direct lending funds which co-invest
alongside the Fund.
The Fund will reimburse the
Sub-Adviser
for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund. In return for its services, the Adviser has agreed to pay the
Sub-Adviser
as compensation under the investment
sub-advisory
agreement (the “Investment
Sub-Advisory
Agreement”) a quarterly fee computed at the annual rate of the daily net assets as set forth below. The
Sub-Adviser
is compensated by the Adviser out of advisory fees

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paid by the Fund to the Adviser; the Fund does not compensate the
Sub-Adviser.
A discussion regarding the basis for the Board’s approval of the Fund’s Investment
Sub-Advisory
Agreement is available in the Fund’s semi-annual report to shareholders filed with the SEC on September 4, 2025.

Annual Sub-Advisory Fee Rate as a Percentage of Average Daily Net Assets
$0 to $250M	0.40%
$250M to $500M	0.30%
$500M to $1B	0.25%
Over $1 Billion	0.20%
The Fund and the
Sub-Adviser
have also entered into an Affiliate Administration Agreement, pursuant to which the
Sub-Adviser
will be entitled to reimbursement by the Fund of the
Sub-Adviser’s
cost of providing the Fund with certain
non-advisory
services. If the
Sub-Adviser
engages any persons (including
sub-administrators)
or any of its affiliates, including persons who are officers of the Fund, to provide accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund at the request of the Fund, the Fund will reimburse the
Sub-Adviser
for its costs in providing such accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board.
Portfolio Managers
Earl Hunt, Christopher Lahoud and James Vanek serve as the Fund’s portfolio managers (“Portfolio Managers”). Messrs. Hunt, Lahoud and Vanek are jointly and primarily responsible for overseeing the day to day investment operations of the Fund.
Earl Hunt
— Partner, Chairman and Chief Executive Officer of Apollo Debt Solutions BDC, Apollo Origination II (Levered) Capital Trust, and Apollo Origination II (UL) Capital Trust. Mr. Hunt also serves as Chairman and President of Apollo Diversified Credit Fund. Prior to joining in 2021, Mr. Hunt was a Partner in the Global Markets division at Goldman Sachs where he was responsible for strategic client coverage. He also served as a member of the Goldman Sachs Partnership Committee and Global Markets Operating Committee. Previously, Mr. Hunt was
Co-Head
of US Distressed & Par Loan sales at Goldman Sachs. Before that, Mr. Hunt worked at Citi as a Director in Leveraged Finance sales. Mr. Hunt earned a BA in Economics from Brown University and is a member of the Brown University Board of Trustees.
Christopher Lahoud
— Partner, Head of Hybrid Credit / Deputy Head of Hybrid at Apollo. Mr. Lahoud is a member of the Portfolio Management Team of the Accord and Credit Strategies flagship franchises and serves as the
Co-Chair
of the Opportunistic Credit Investment Committee. Prior to joining in 2018, Mr. Lahoud was Head of the Distressed Product Group at Deutsche Bank. He began his career with Citigroup as a credit trader. Mr. Lahoud holds a BS in Accounting and Finance from the University of Richmond and is a CFA charterholder.
James Vanek
— Partner, Head of Apollo’s Performing Credit business. Mr. Vanek joined the Firm in 2008, and before that he was Associate Director, Loan Sales & Trading in the Leveraged Finance group at Bear Stearns. Mr. Vanek graduated from Duke University with a BS in economics and a BA in computer science and received his MBA from Columbia Business School.
The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.
Administrator and Accounting Agent
ALPS Fund Services, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as Administrator and accounting agent. For its services as Administrator and accounting agent, the Fund pays ALPS the greater of

90

a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.
Transfer Agent
SS&C GIDS, Inc., located at 1055 Broadway Boulevard, Kansas City, MO 64105, serves as Transfer Agent.
Custodian
The Bank of New York Mellon Trust Company, National Association, located at 601 Travis Street, 16th Floor, Houston, Texas 77002, serves as custodian for the securities and cash of the Fund’s portfolio. Under a custody agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.
Fund Expenses
The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.
ALPS is obligated to pay expenses associated with providing the services contemplated by a fund services administration agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. SS&C is obligated to pay expenses associated with providing the services contemplated by a transfer agency agreement, including compensation for its officers and employees providing transfer agent services to the Fund.
The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and Transfer Agent in connection with the Fund’s dividend reinvestment plan, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees, (xiii) investment-related expenses, incurred in connection with identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring investments, whether or not completed, including fees and other compensation payable to third parties in connection therewith and travel expenses incurred by the
Sub-Adviser
or its affiliates incurred in connection with the Fund’s affairs, and (xiv) other extraordinary or non-recurring
expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. The Fund will reimburse the
Sub-Adviser
for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund, and in accordance with the fee arrangements set forth in the Affiliate Administration Agreement.
The Fund paid organizational costs and offering expenses incurred with respect to the offering of its shares from the proceeds of the offering. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incident to the offering will be deferred and amortized to expense over a 12 month period, such that deferred offering costs will be zero at the completion of the first year of operations, and expenses incident to the issuance of shares by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

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Class M shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class M shares and is payable on a monthly basis. While neither the Fund nor the Distributor imposes an initial sales charge, if you buy Class M shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.
The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule
17e-1
under the 1940 Act.
Control Persons
A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of March 31, 2026, no entity or person beneficially owned 25% or more of the outstanding shares of the Fund.

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DETERMINATION OF NET ASSET VALUE
The NAV per share for the Fund is determined following the close of regular trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern Time, on each day the NYSE is open for trading. Each of the Fund’s share classes will be offered at NAV plus the applicable sales load, if any. The Fund’s NAV per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses and other liabilities of the Fund, by the total number of shares outstanding.
The Board has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule
2a-5
under the 1940 Act. As permitted by Rule
2a-5
under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the Valuation Policy and Procedures which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms and proprietary models and information. When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. In connection with its role as Valuation Designee, the Adviser has established a Valuation Committee to oversee the implementation of the Valuation Policy and Procedures and the functions related to the fair valuation of portfolio investments.
The valuation of the Fund’s investments is performed in accordance with Rule
2a-5
under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

•	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

•
Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

•	Level 3: Unobservable inputs for the asset or liability.
The Fund’s portfolio investments for which market quotations are readily available are valued at market value. Market value is generally determined on the basis of official exchange (e.g., NYSE or NASDAQ) closing prices

93

or the last reported sales prices. Portfolio investments listed on more than one exchange will generally be valued at the last quoted sale price on the exchange on which the security is principally traded. Portfolio investments traded on a foreign exchange are valued as of the close of the NYSE at the closing price of such investments in their principal trading market but may be fair valued if subsequent events occurring before the computation of NAV have materially affected the value of the securities. Trading may take place in foreign investments held by the Fund at times when the Fund is not open for business.
The Fund’s portfolio investments traded in the
over-the-counter
market including, but not limited to, loans, bonds, and CLOs are valued on the basis of quotations obtained from independent pricing services. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means, such as broker or dealer quotes, consistent with the Valuation Policy and Procedures.
The Fund’s portfolio investments for which quotations are not provided by independent pricing services or for which such quotations are deemed not to represent fair value are evaluated by the Valuation Designee utilizing independent third-party valuation firms and/or proprietary information to assist in determining fair value. Such portfolio investments are generally categorized as Level 3, consistent with ASC 820. The Valuation Designee has engaged multiple independent third-party valuation firms based on a review of each firm’s expertise and relevant experience in valuing certain investments. In each case, the independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations. Such investments are generally valued utilizing a market approach, an income approach or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The valuation is based on the value indicated by current market expectations about those future amounts. After acquiring such investments, the investments are generally held at cost for a calendar quarter, provided that no material change has since occurred in the issuer’s business, significant inputs or the relevant environment.
Forward foreign currency exchange contracts and swap agreements are typically valued at their quoted daily prices obtained from an independent pricing source. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means, such as broker or dealer quotes, consistent with the Valuation Policy and Procedures.

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CONFLICTS OF INTEREST
As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The
Sub-Adviser
has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. In addition, certain conflicts of interest may arise from the
Sub-Adviser’s
arrangements with affiliated investment advisers.

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QUARTERLY REPURCHASES OF SHARES
Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the Repurchase Request Deadline. Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).
Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the repurchase payment date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
In addition to making quarterly repurchase offers, the Fund offers limited rights to a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. If a shareholder would like to submit a repurchase request due to shareholder death, they can call the Fund at
1-888-926-2688
or contact the financial intermediary, financial adviser or broker/dealer through which their shares are owned. Redemptions due to death are intended for natural persons and will require additional supporting documents.
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.
If shareholders tender for repurchase more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the repurchase request deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred (100) shares and who tender all of their shares, before prorating other amounts tendered. There is no assurance that shareholders will be able to sell as many shares as desired in a repurchase offer or in any subsequent repurchase offer.
In the event that shareholders tender for repurchase more than the Repurchase Offer Amount, the Fund may repurchase the shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder. With respect to any required minimum distributions from an individual retirement account (“IRA”) or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum.

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Notice to Shareholders
No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.
Repurchase Price
The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The current NAV may be obtained by calling
1-888-926-2688
and asking for the most current NAV per share or by visiting www.apollo.com/adcf. The shares of the Fund are not traded on any organized market or securities exchange. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record or credited directly to a predetermined bank account on the payment date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If shareholders tender for repurchase more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the repurchase request deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred (100) shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.
Suspension or Postponement of Repurchase Offer
The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”); (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

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Liquidity Requirements
The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.
Consequences of Repurchase Offers
Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling portfolio investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.
Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.
The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

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DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN
Quarterly Distribution Policy
The Fund intends to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. If a quarter begins on a Saturday, Sunday, or holiday, dividends for those days are accrued and distributed at the end of the preceding quarter. Income dividends begin accruing the day after a purchase is processed by the Fund or its agents. If shares are redeemed, you will receive all dividends accrued through the day the redemption is processed by the Fund or its agents. Distributions of net capital gains are normally accrued and distributed in December. The Fund’s distributions will vary based on the performance of its underlying holdings. The distributions may be modified by the Board from time to time. If necessary, dividends and net capital gains may be distributed at other times as well. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt
income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free
return of capital distributed from the Fund’s assets. To the extent that quarterly distributions are a return of capital to shareholders, these are not dividends and are simply a return of the amounts that shareholders invested. Although such distributions are not currently taxable, such distributions will have the effect of reducing a shareholder’s tax basis in its shares, which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt
income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt
income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would be treated as a return of capital which will reduce a shareholder’s tax basis in its shares. To the extent the amount of any such distribution exceeds the shareholder’s basis in its shares, the excess will generally be treated as gain from the sale or exchange of the shares. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.
Distributions, other than daily income dividends, are paid to shareholders as of the record date of a distribution of the Fund, regardless of how long the shares have been held. Undistributed income and net capital gains are included in the Fund’s NAV.
Unless the registered owner of shares elects to receive cash, all dividends distributed on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Plan.”
The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule
19a-1
thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, if applicable, at www.apollo.com/adcf or the Fund’s semi-annual or annual reports filed with the SEC for the sources of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule
19a-1
carefully and should not assume that the source of any distribution from the Fund is net profit.
Distributions are made at the class level, so they may vary from class to class within the Fund. The Board reserves the right to change the quarterly distribution policy from time to time.

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DIVIDEND REINVESTMENT PLAN
The Fund will operate under a dividend reinvestment plan administered by SS&C. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the dividend reinvestment plan, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Apollo Diversified Credit Fund, c/o SS&C GIDS, Inc., 801 Pennsylvania Ave., Suite 219133, Kansas City, MO 64105-1307. Such written notice must be received by the Transfer Agent thirty (30) days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment plan. Under the dividend reinvestment plan, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.
When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.
The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated
form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment plan. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.
In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment plan, the Transfer Agent will administer the dividend reinvestment plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment plan.
Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of Distributions will not relieve participants of any U.S. federal, state, local or
non-U.S.
tax that may be payable (or required to be withheld) on such Distributions. See “Certain U.S. Federal Income Tax Considerations.”
The Fund reserves the right to amend or terminate the dividend reinvestment plan. There is no direct service charge to participants with regard to purchases under the dividend reinvestment plan; however, the Fund reserves the right to amend the dividend reinvestment plan to include a service charge payable by the participants.
All correspondence concerning the dividend reinvestment plan should be directed to the Transfer Agent at Apollo Diversified Credit Fund, c/o SS&C GIDS, Inc., 801 Pennsylvania Ave., Suite 219133, Kansas City,
MO 64105-1307.
Certain transactions can be performed by calling the toll free number
1-888-926-2688.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold the Fund’s shares as capital assets. A U.S. shareholder is an individual who is a citizen or resident of the United States, a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, partnerships or other pass-through entities (or investors therein), U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt
organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold our shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address U.S. federal estate or gift taxes or the U.S. federal alternative minimum tax, or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our shares as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership and disposition of our shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.
Taxation as a Regulated Investment Company
The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code.
To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Fund must, among other things:

(1)	have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year;

(2)
derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from interests in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly-Traded Partnership”);

(3)
diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or

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more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in 3(b) above); and

(4)
distribute to its shareholders in each taxable year at least 90% of its investment company taxable income (which is generally its net ordinary income plus the excess, if any, of its net short-term capital gains in excess of its net long-term capital losses), determined without regard to any deduction for dividends paid.

The Fund may have equity investments in portfolio companies that are treated as partnerships or other pass-through entities for tax purposes and may not have control over, or receive accurate information about, the underlying income and assets of those portfolio companies that are taken into account in determining compliance with the income source and quarterly asset diversification requirements.
As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt
income for such taxable year. Generally, the Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If our deductible expenses in a given taxable year exceed our investment company taxable income, we could incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC cannot use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but could carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Due to these limits on deductibility of expenses and net capital losses, we could for tax purposes have aggregate taxable income for several taxable years that we are required to distribute and that is taxable to our shareholders even if such taxable income is greater than the net income we actually earn during those taxable years.
Some of the income and fees that we recognize, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out
or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, will not satisfy the 90% gross income test described above. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy the 90% gross income test, we could be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to incur a liability for U.S. corporate income tax as well as state and local tax on their earnings, which ultimately will reduce our return on such income and fees.
Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year
period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.
The Fund may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M of the

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Code. If the Fund makes a spillback dividend, the amounts will be included in a shareholder’s gross income for the year in which the spillback dividend is paid. However, a distribution will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Subject to certain limitations under the Code, such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate
shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. The Code provides certain relief from RIC disqualification due to inadvertent failures to comply with the 90% gross income test and the diversification tests described above, although there could be additional taxes due in such cases. We cannot assure you that we would qualify for any such relief should we fail the 90% gross income test or the diversification tests described above.
Distributions
Distributions to shareholders by the Fund of ordinary income (including “market discount” realized by the Fund on the sale of debt securities, as described further below), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of such shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate
shareholders.
Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or additional shares, including investments in additional shares pursuant to the dividend reinvestment plan. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. Shareholders receiving distributions in the form of additional shares pursuant to the dividend reinvestment plan will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. The additional shares received by a shareholder pursuant to the dividend reinvestment plan will have a new holding period commencing on the day following the day on which the shares were credited to the shareholder’s account.

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The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of his pro rata share of such gain, with the result that the Fund will pay tax on the retained amount and each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit. Since the Fund expects to pay tax on any retained net capital gains at its regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals and other non-corporate
shareholders on long-term capital gains, the amount of tax that individual and other non-corporate
shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally could be claimed as a credit against the shareholder’s other U.S. federal income tax obligations or could be refunded to the extent it exceeds a shareholder’s liability for U.S. federal income tax. A shareholder that is not subject to U.S. federal income tax or otherwise is not required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our shareholders prior to the expiration of sixty (60) days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a deemed distribution as described above.
The Internal Revenue Service currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its Common Shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of additional shares will receive a report as to the NAV of those shares.
The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.
Sale or Exchange of Shares
Upon the sale, exchange or other disposition of our shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the shares sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the shares have been held for more than one year. For non-corporate
taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
No loss will be allowed on the sale, exchange or other disposition of shares if the owner acquires (including pursuant to the dividend reinvestment plan) or enters into a contract or option to acquire securities that are substantially identical to such shares within thirty (30) days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale, exchange or other disposition of shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such shares.
Repurchase of Shares
From time to time, the Fund may offer to repurchase its outstanding shares. The repurchase of shares may result in a taxable gain or loss to the tendering shareholder. Shareholders who tender all shares of the Fund held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain

104

or loss. If a shareholder tenders fewer than all of its shares or fewer than all shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its shares. In such a case, there is a risk that non-tendering
shareholders, and shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming shares of the Fund.
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Internal Revenue Service Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Nature of the Fund’s Investments
Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things:

(i)	disallow, suspend or otherwise limit the allowance of certain losses or deductions,

(ii)	convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income,

(iii)	convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited),

(iv)	cause the Fund to recognize income or gain without a corresponding receipt of cash,

(v)	adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur,

(vi)	adversely alter the intended characterization of certain complex financial transactions and

(vii)	produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.
These rules could therefore affect the character, amount and timing of distributions to shareholders and the Fund’s status as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.
Below Investment Grade Instruments
The Fund expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

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Original Issue Discount
For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
Market Discount
In general, the Fund will be treated as having acquired a security with market discount if its stated redemption price at maturity (or, in the case of a security issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the security by more than a statutory de minimis
amount. The Fund will be required to treat any principal payments on, or any gain derived from the disposition of, any securities acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Fund makes an election to accrue market discount on a current basis. If this election is not made, all or a portion of any deduction for interest expense incurred to purchase or carry a market discount security may be deferred until the Fund sells or otherwise disposes of such security.
Currency Fluctuations
Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Warrants
Gain or loss realized by the Fund from warrants acquired by the Fund as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long the Fund held a particular warrant.
Foreign Taxes
The Fund’s investment in
non-U.S.
securities may be subject to
non-U.S.
withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.

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Preferred Shares or Borrowings
If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on shares in certain circumstances. Limits on the Fund’s payments of dividends on shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.
Backup Withholding
The Fund or other applicable withholding agent may be required to withhold U.S. federal income tax (“backup withholding”) at the applicable rate from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide their correct taxpayer identification numbers or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. Any amount withheld under the backup withholding rules is not an additional tax and is generally allowed as a credit against the U.S. shareholder’s U.S. federal income tax liability and could entitle such shareholder to a refund, provided the required information is timely furnished to the Internal Revenue Service.
Medicare Tax
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain dividends received from us and net gains from the sale, exchange or other disposition of our shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.
Foreign Shareholders
U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of U.S. source interest income or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign shareholder, and that satisfy certain other requirements. Nevertheless, it should be noted that in the case of shares held through an intermediary, the intermediary may withhold U.S. federal income tax even if we report dividends as interest-related dividends or short-term capital gain dividends. Moreover, depending on the circumstances, we could report all, some or none of our potentially eligible dividends as interest-related dividends or short-term capital gain dividends, or treat such dividends, in whole or in part, as ineligible for this exemption from withholding.
A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of shares. However, a foreign shareholder who is a nonresident alien individual and is physically

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present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and gains realized upon the sale, exchange or other disposition of shares.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of shares will be subject to U.S. federal income tax at the rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.
If, as discussed above, we distribute our net capital gains in the form of deemed rather than actual distributions (which we could do in the future), a foreign shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s pro rata share of any U.S. federal income tax we incur on the capital gains deemed to have been distributed. In order to obtain the refund, the foreign shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the foreign shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.
Backup withholding may apply to distributions to foreign shareholders, even if such distributions are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.
The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its “United States account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial
foreign entity, whether such nonfinancial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial
foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of our shares.
Other Taxation
Shareholders may be subject to state, local and foreign taxes on their distributions from the Fund. Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

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DESCRIPTION OF CAPITAL STRUCTURE AND SHARES
The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on April 5, 2016. The Fund’s Declaration of Trust provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.
The Fund currently offers six different classes of shares: Class A, Class C, Class I, Class F, Class L, and Class M shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class may be different. The fees and expenses for the Class M shares of the Fund are set forth in “Summary of Fund Expenses”. Further, the quarterly distributions paid to shareholders, if any, will vary for each share class based on different expenses for such classes. Certain share class details are set forth in “Plan of Distribution”.
The following table shows the amounts of Fund shares that have been authorized and are outstanding as of March 31, 2026:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class A Shares	Unlimited	None	2,800,230
Class C Shares	Unlimited	None	3,533,678
Class I Shares	Unlimited	None	65,904,893
Class F Shares	Unlimited	None	465,281
Class L Shares	Unlimited	None	772,567
Class M Shares	Unlimited	None	469
Shares
The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Plan.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive
rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.
The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account.

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Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares is recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. SS&C will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.
Other Classes of Shares
. The Fund offers Class A, Class C, Class I, Class L and C
las
s F shares through separate prospectuses. Class A, Class C and Class L shares are subject to lower investment minimums, but are subject to sales charges, shareholder servicing fees, and distribution fees (Class C and Class L shares only). Class L shares are offered only through certain platforms. Class I shares are subject to higher investment minimums, but are not subject to sales charges, distribution or shareholder servicing fees. Class F shares are no longer offered except for reinvestment of dividends.

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ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds
of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. In reliance on Rule 415, the Fund intends to offer to sell its shares, on a continual basis, through the Distributor.
The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class M shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class M shares and is payable on a monthly basis.
The Distributor has entered into a “wholesale marketing” agreement with Griffin Capital Securities, LLC (“Griffin Capital Securities”), a registered broker-dealer and an affiliate of the Adviser and
Sub-Adviser.
Pursuant to the terms of the wholesale marketing agreement, Griffin Capital Securities seeks to market and otherwise promote the Fund through various “wholesale” distribution channels, including but not limited to; regional and independent retail broker-dealers, wirehouses, and registered investment advisers.
The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). These payments and compensation are in addition to the distribution and shareholder service fees paid by a share class, if any. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries, and the Fund’s shareholders may receive services from their financial intermediary. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. Additional Compensation may be paid as an expense reimbursement in cases in which the financial intermediary provides shareholder services to the Fund. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments.
Additionally, the Fund may pay a servicing fee to the intermediaries for providing ongoing services in respect of shareholders of certain classes of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up
withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request. Share classes of the Fund may also pay fees to financial intermediaries for sub-administration,
sub-transfer
agency,
sub-accounting
and other shareholder services associated with shareholders whose shares are held with such financial intermediaries.
The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the distribution agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

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Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.
Purchasing Shares
Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Such Financial Intermediaries may designate other intermediaries to receive purchase and repurchase orders, as authorized by the Fund. The Fund will be deemed to have received an order for purchase or repurchase of shares when the order is received in “proper form” by the Transfer Agent (or, if applicable, by a Financial Intermediary or its authorized designee) on a business day. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may also pay fees to Financial Intermediaries for sub-administration,
sub-transfer
agency,
sub-accounting
and other shareholder services associated with shareholders whose shares are held with such Financial Intermediary. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary and the Transfer Agent.
By Mail
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Apollo Diversified Credit Fund to:
Apollo Diversified Credit Fund
c/o SS&C GIDS, Inc.
801 Pennsylvania Ave., Suite 219133
Kansas City, MO 64105-1307
All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will accept neither third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line
bill pay checks, or any conditional purchase order or payment.
The Transfer Agent will charge a $5.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send

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the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at
1-888-926-2688
for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day
funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day
funds. The bank should transmit funds by wire to:
ABA #: (number provided by calling toll-free number above)
Credit: SS&C GIDS, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit:
Apollo Diversified Credit Fund
(shareholder registration)
(shareholder account number)
By Wire — Subsequent Investments
Before sending a wire, investors must contact SS&C to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.
Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $10,000 on specified days of each month into your established Fund account. Please contact the Fund at
1-888-926-2688
for more information about the Fund’s Automatic Investment Plan.
By Telephone
Investors may purchase additional shares of the Fund by calling
1-888-926-2688.
If an investor elected this option on the account application, and the account has been open for at least fifteen (15) days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern Time will be purchased at the appropriate price calculated on that day.
Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.
In compliance with the USA Patriot Act of 2001, SS&C will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call SS&C at
1-888-926-2688
for additional assistance when completing an application.
If SS&C does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The

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Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.
Purchase Terms
The minimum initial purchase by an investor is $25,000. The Fund reserves the right to waive the investment minimum. The Fund’s shares are offered for sale through its Distributor at NAV. The price of the shares during the Fund’s continuous offering will fluctuate over time with the NAV of the shares.
Share Class Considerations
When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	how much you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.
Class M Shares
Class M shares are sold at the prevailing NAV per Class M share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class M shares:

•	a minimum initial investment of $25,000 for regular accounts, and a minimum subsequent investment of at least $10,000 (the Fund reserves the right to waive investment minimums); and

•	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class M shares.
The Distributor pays 0.75% of the amount invested to dealers who sell Class M shares. Because the Class M shares of the Fund are sold at the prevailing NAV per Class M share without an upfront sales load, the entire amount of your purchase is invested immediately. As noted above, while neither the Fund nor the Distributor imposes an initial sales charge, if you buy Class M shares through certain Financial Intermediaries, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your Financial Intermediary for additional information.
Distribution Plan
The Fund, with respect to its Class M shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class M shares. The Distribution Plan operates in a manner consistent with Rule
12b-1
under the 1940 Act, which regulates the manner in which an
open-end
investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end
investment company, it has undertaken to comply with the terms of Rule
12b-1
as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% of average daily net assets attributable to Class M shares.

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LEGAL MATTERS
Simpson Thacher & Bartlett LLP, Washington, D.C., acts as counsel to the Fund. Richards, Layton & Finger, P.A., Wilmington, Delaware, acts as special Delaware counsel to the Fund.

116

REPORTS TO SHAREHOLDERS
By January 31 of the following year, shareholders will be provided a Form 1099 containing information regarding the amount and character of distributions received from the Fund during the preceding calendar year. The Fund will prepare and transmit to its shareholders, a semi-annual and an audited annual report within sixty (60) days after the close of the period for which it is being made, or as otherwise required by the 1940 Act.
As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will not be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary (such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (www.apollo.com/adcf), and you will be notified electronically or by mail, depending on your elections, each time a report is posted and provided with a website link to access the report.
You may elect to receive all future reports in paper free of charge. If you invest directly with the Fund, you can call the Fund toll-free at
1-888-926-2688
or visit www.apollo.com/adcf to inform the Fund that you wish to receive paper copies of your shareholder reports. If you invest through a financial intermediary, you can contact your financial intermediary to request that you receive paper copies of your shareholder reports. Please note that not all financial intermediaries may offer this service. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund sponsor if you invest directly with a fund.
You may elect to receive electronic delivery of shareholder reports and other communications by: (i) calling the Fund toll-free at
1-888-926-2688
or visiting www.apollo.com/adcf, if you invest directly with the Fund, or (ii) contacting your financial intermediary, if you invest through a financial intermediary. Please note that not all financial intermediaries may offer this service.
Householding
In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call
1-888-926-2688
to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The financial statements of the Fund as of and for the year ended December 31, 2025, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report incorporated by reference. Deloitte & Touche LLP is located at 30 Rockefeller Plaza, New York, NY 10112.

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ADDITIONAL INFORMATION
The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file
No. 333-211845).
The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

119

120

DATA PRIVACY NOTICE
Apollo Global Management, Inc.
Privacy Notice
Dear Client or Investor:
Apollo Global Management, Inc. (“Apollo”) and its subsidiaries
1
(together “us,” “we,” or “Apollo”) take precautions to maintain the privacy of personal information concerning Apollo’s current and prospective investors who are individuals/natural persons. These precautions include the adoption of certain procedures designed to maintain and secure such investors’ nonpublic personal information from inappropriate disclosure to third parties. U.S. federal regulations require Apollo to inform investors of its privacy policy regarding what kinds of information it collects and the circumstances in which that information may be disclosed to third parties. Please see the Appendix to this Notice for additional information about our privacy practices regarding the European Union, United Kingdom, Cayman Islands, California, and other jurisdictions that may grant natural persons certain privacy rights.
We collect nonpublic personal information about investors from the following sources:

•
information Apollo receives from an investor in its subscription documentation, other forms or agreements, and correspondence (written, telephonic, or electronic), including identifiers, such as an investor’s name, address, social security number, and commercial information such as assets, income, and amounts or types of such investor’s investments;

•
commercial information about an investor’s transactions with Apollo, its affiliates, and nonaffiliated third parties, such as an investor’s capital account balance, other account data, and participation in other investments; and

•	commercial information Apollo may receive from a consumer reporting agency, such as an investor’s credit history.
We do not disclose any nonpublic personal information about prospective, current, or former investors to anyone, except as requested or authorized by an investor or to certain affiliates and service providers as permitted or as otherwise required by law or regulation. We do not sell your nonpublic personal information. We may use nonpublic personal information that you provide to market services to you in the future, including through our use of third-party website cookies and similar technologies.
Except as described below or as otherwise required by law or regulation, we do not disclose to affiliates or to nonaffiliates any nonpublic personal information about you. We do disclose information to affiliates and nonaffiliated third parties for our everyday business purposes, such as to process your transactions, to maintain your investments in funds managed by Apollo, and to respond to court orders and legal investigations, or as permitted by law. We also provide such information to our affiliates, attorneys, banks, auditors, securities brokers, and service providers as may be necessary to facilitate the acceptance and management of your investments in funds managed by Apollo and to enable them to perform services on our behalf. We may also provide your name, address, telephone number, social security number, or financial condition information to affiliates or nonaffiliated third parties, such as broker-dealers, engaged in marketing activities on our behalf, such as the solicitation of your investment in future funds managed by Apollo. We will require such third-party service providers and financial institutions to protect the confidentiality of the investors’ nonpublic personal information and to use the information only for purposes for which it is disclosed to them. We maintain physical, electronic, and procedural safeguards that comply with U.S. federal standards to safeguard investors’ nonpublic personal information.

1	Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

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We will adhere to the policies and practices described in this Privacy Notice regardless of whether the investor is a prospective, current or former investor.
If you have any questions concerning this Privacy Notice, please contact
privacy@apollo.com
.
Appendix: European Union, United Kingdom, Cayman Islands, California, and Other Jurisdictional Privacy Notice
This Appendix, along with the Privacy Notice above, describes how Apollo,
2
as a data controller, collects and processes Personal Information (as defined below) about natural persons residing in the European Union (“EU”), the United Kingdom (“UK”), and other jurisdictions that may grant natural persons certain privacy rights,
3
as well as in relation to an Apollo entity that is established in the European Union or United Kingdom or an entity that is established in the Cayman Islands. This notice also provides such persons with information about the rights they may have in relation to Personal Information (as defined below). If you are a California Resident (as defined below), please review the below section
Additional Information for California Residents
for additional disclosures, our
Notice at Collection
, and a description of your rights under the California Consumer Privacy Act (with any implementing regulations, as amended by the California Privacy Rights Act (“CPRA”) and as may be amended from time to time, “CCPA”).
If we materially change our privacy practices regarding Personal Information (as defined below), we will notify relevant individuals. For purposes of this Appendix, “investors” includes directors, officers, employees, owners, limited partners, agents, consultants, representatives, and beneficiaries of investors that are not natural persons.
Collection of Information
Depending on how you interact with us, we may collect nonpublic personal information as described elsewhere in the Privacy Notice and other Personal Information about you. “Personal Information” for purposes of this Notice means any information that can help us directly or indirectly identify you, and as otherwise defined under applicable law.
We may collect certain categories of Personal Information from investors, including:

•
identifiers and similar information
such as name, address, date and place of birth,
e-mail
address, telephone number, social security number or other unique identifier number, tax identification number, driver’s license number, passport and other national identity details, internet protocol (“IP”) address, username, password, online identifiers or other similar identifiers;

•
financial information,
including certain information protected under federal or state laws, like income, assets and investments, payments, creditworthiness, loans, bank account details, wire instructions or a signature, bank account, or other financial information;

•	personal details, including characteristics of protected classifications under certain federal or state laws, such as gender, national origin, or marital status;

2
As defined in the Apollo Privacy Notice, “Apollo” refers to Apollo Global Management, Inc. and its subsidiaries. Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

3
Individuals in Andorra, Argentina, Australia, California, Canada, Faroe Islands, Guernsey, Hong Kong, Israel, Isle of Man, Japan, Jersey, Mexico, New Zealand, Singapore, South Korea, Switzerland, Uruguay, and certain other jurisdictions may have certain data subject rights. These rights vary, but they may include the right to (i) request access to and rectification or erasure of their personal information, (ii) restrict or object to the processing of their personal information, and (iii) obtain a copy of their personal information in a portable format. Individuals may also have the right to lodge a complaint about the processing of personal information with a data protection authority.

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•
commercial information,
including records of products or services purchased, obtained, or considered, or other purchasing histories or tendencies, including funds invested, investments considered, or sources of funds or wealth;

•
certain information that may qualify as “special category” data under applicable data protection laws, such as Personal Information revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, trade union membership, data concerning health, or a natural person’s sex life or sexual orientation;

•	education information, including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act;

•	internet or other electronic network activity information, including interactions with our website or use of certain online tools;

•	audio (e.g., voicemail), electronic, visual or similar information;

•	professional or employment-related information, including occupation, compensation, salary, benefits, grants, insurance details, pension information, employer, and title;

•	inferences drawn from any of the information identified above to create a profile reflecting your preferences or similar information, including your potential interest in investing in new funds; and

•
certain information that may qualify as “sensitive personal information” under the CCPA, such as your social security number, passport number, driver’s license, or state identification card; your account log-in,
financial account and debit or credit card number in combination with any required security credentials allowing access to such account; and your racial or ethnic origin.

How We Collect Information
Investors may provide us with Personal Information in connection with their investments in Apollo funds, which may include address, social security number, wire transfer instructions, and the amount of assets or income. This information is required before investors can be accepted into an Apollo fund, and not providing it may mean that we are not able to accept an investment. As described in the Privacy Notice, investors provide us with information directly and/or through intermediates in subscription documentation and may continue to provide information through ongoing communications or interactions with us on an applicable website or by mail,
e-mail,
or telephone.
We also collect Personal Information from different sources such as consultants, fund administrators, identity verification services, and credit reference agencies, sources designed to detect and prevent fraud, and those sources described in the Privacy Notice.
We may also collect Personal Information through publicly available sources such as public websites or other publicly accessible directories and sources, including bankruptcy registers, tax authorities, governmental agencies and departments, sanctions screening databases, and regulatory authorities.
Why We Collect Information
As permitted by applicable laws, we use Personal Information primarily to communicate with investors.
We may use Personal Information for the following business or commercial purposes, and the lawful bases for our processing include the following:

•	comply with our obligations to investors under contract or related pre-contractual steps;

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•
support our business development and marketing initiatives. We do this to meet our business interests in expanding our business. We only send direct electronic marketing messages where recipients have agreed to this or as otherwise permitted by applicable law. Individuals can opt out of receiving such messages at any time by using the opt-out
mechanisms that may be available in those messages or by contacting us via the channels provided below;

•
where it is necessary for our legitimate interests (or those of a third party) and your interests and fundamental rights do not override those interests. This processing benefits investors by supporting our provision of services;

•	protect our rights, establish, exercise or defend legal claims and in order to protect and enforce our (or another person’s) rights, property, or safety, or to assist others to do the same;

•
maintain security and prevent or detect crime and fraud. In many cases we are required to do this by applicable laws, but we will otherwise do so to meet our interests in maintaining security and preventing crime, which is also in the interest of our investors;

•	compliance with applicable laws and regulations, including to meet our legitimate interests or those of a third party;

•
detect security incidents and protecting against malicious, deceptive, fraudulent, or illegal activity, including preventing fraud and conducting “Know Your Client,” anti-money laundering, terrorist financing, and conflict checks;

•	internal operations, including troubleshooting, data analysis, testing, research, and statistical and survey purposes;

•
audit compliance with Apollo’s corporate policies and contractual obligations. This is necessary to meet our legal and regulatory obligations, for example to financial services regulators, and if not strictly necessary to meet these obligations, to allow us to meet our interests in running our business to our high corporate standards, which is beneficial to investors as these help protect investments and information; and

•	with your consent, as required under applicable law.
We may be legally obliged to process certain Personal Information in order to be able to perform services and business operations or to comply with contractual requirements. If you choose not to provide us with the necessary Personal Information or to restrict us from processing Personal Information, we may not be able to meet our obligations or deliver the products or services requested. This may lead to cancellation of contracts; if this is the case, we will endeavor to contact you to discuss this.
How We Disclose Information
We disclose information for the purposes described above in the Privacy Notice and on the grounds described above in this Appendix. We may also disclose Personal Information as required to pursue available remedies or limit damages we may sustain, to enforce our rights, protect our property or protect the rights, property or safety of others, to prevent fraud, unauthorized transactions or liability; or as needed to support external auditing, compliance and corporate governance functions.
We may also share information about you to the extent reasonably necessary to proceed with the consideration, negotiation, or completion of a merger, reorganization, or acquisition of our business, or a sale, liquidation, or transfer of some or all of our assets.
Security Measures
We maintain reasonable physical, electronic, and procedural safeguards appropriate to the nature of the information to store and secure Personal Information from unauthorized access, alteration, and destruction. Our

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control policies, for example, generally authorize access to investor information only by individuals who need such access to do their work. Given the nature of information security, there is no guarantee that such safeguards will always be successful.
Transfers of Information
Our activities and the jurisdictions in which we are established are such that it may be necessary for Personal Information that we collect to be transferred, as permitted by applicable laws, to the United States and other countries where we or our service providers have facilities. When we transfer Personal Information to a country that is not regarded as ensuring an adequate level of protection for Personal Information under European Union, United Kingdom, the Cayman Islands, or other applicable laws, we will seek to ensure a similar degree of protection is afforded to Personal Information by ensuring that, where possible, we put in place appropriate safeguards (such as standard contractual clauses approved by the European Commission or other relevant authority) or otherwise transfer Personal Information in accordance with applicable laws, such as where the transfer is necessary for the performance of a contract between you and us or between us and a third party in your interest, where the transfer is necessary to establish, exercise or defend legal claims, or where the transfer is made for important reasons of public interest. For more information on specific mechanisms we rely on for transferring Personal Information, please contact us at the details provided in the
Contact
section below.
How Long We Keep Information
We retain Personal Information for as long as we have a relationship with the individuals to whom the information relates and for a period after our relationship has ended. When deciding how long to keep Personal Information after our relationship has ended, we take into account how long we need to retain the information to fulfill the purposes described above and to comply with our legal regulatory obligations, including obligations of our regulators. We may also retain Personal Information to investigate or defend against potential legal claims in accordance with the limitation periods of countries where legal action may be brought.
Individual Rights and Choices
Subject to certain local laws, individuals may have certain additional rights regarding their Personal Information. In particular, individuals may have the right to object to our uses of their Personal Information. Individuals who would like to discuss or exercise such rights can contact us at the details provided in the
Contact
section below. These additional rights may include the rights to (i) access Personal Information; (ii) rectify the Personal Information we hold; (iii) erase Personal Information; (iv) restrict our use of Personal Information; (v) object to the processing of your Personal Information in certain circumstances, including where we process Personal Information for direct marketing purposes or where we have processed such data on the basis of our legitimate interests; (vi) withdraw your consent to the processing of your Personal Information (where applicable); (vii) receive Personal Information in a usable electronic format and transmit it to a third party (also known as the right of data portability); and (vi) lodge a complaint with a data protection authority in the United Kingdom or the European Economic Area (“EEA”) Member State in which you live, work or where the infringement occurred or in respect of an entity organized under the laws of the Cayman Islands, as overseen by the Ombudsman in the Cayman Islands. If you are a California Resident, please review
Additional Information for California Residents
below for a description of your California-specific rights regarding your Personal Information.
Additional Information for California Residents
The CCPA imposes certain obligations on us and grants certain rights to California residents (“California Resident,” “you,” or “your”) with regard to “personal information” (as defined under the CCPA). If you are a California Resident, please review the following information about your potential rights with regard to your Personal Information under the CCPA. The rights described herein are subject to exemptions and other limitations under applicable law, and the CCPA does not apply to certain information like Personal Information

125

collected, processed, sold, or disclosed pursuant to the federal Gramm-Leach-Bliley Act and its implementing regulations (“GLBA”).
Terms used herein have the meaning ascribed to them in the CCPA. For purposes of the CCPA, we are a “business.”
Notice at Collection and Use of Personal Information
Information We Collect
Depending on how you interact with us, we may collect the categories of Personal Information listed above in
Collection of Information.
How We Use Collected Information
We may use Personal Information from you for the purposes described above in the section
Why
We Collect Information.
Sale or Sharing of Personal Information
We do not “sell” your Personal Information under the CCPA, meaning we do not rent, release, disclose, transfer, make available, or otherwise communicate personal information to another business or third party for monetary or other valuable consideration. We also do not “share” your Personal Information, as defined under the CCPA to mean sharing, renting, releasing, disclosing, disseminating, making available, transferring, or otherwise communicating orally, in writing, or by electronic or other means, personal information to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration.
How Long We Keep Information
We retain your Personal Information as described above in the section
How Long We Keep
Information.
For more information about our privacy practices, please review our entire Privacy Policy and accompanying Appendix.
Our Collection, Use, and Disclosure of Personal Information and Sensitive Personal Information
What Information We Have Collected, the Sources from Which We Collected It, and Our Purpose for Collecting the Information
In the preceding 12 months, depending on how you interact with us, we may have collected the categories of Personal Information listed above in
Collection of Information.
We may collect Personal Information from all or some of the categories of sources listed in the section
How We Collect Information.
We may collect all or a few of these categories of Personal Information for the business or commercial purposes identified in the section
Why We Collect Information.
Our Disclosure of Personal Information
We do not sell or share your Personal Information as defined under the CCPA. We do not knowingly sell or share the Personal Information of California Residents under 16 years old. In the preceding 12 months, we may have

126

disclosed for a business purpose some of the categories of Personal Information to the categories of third parties, as describe in the below chart:

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
Identifiers
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Debugging and repainting errors impairing functionality (such as on our portals or website).

Additional information subject to Cal. Civ. Code § 1798.80(e)	• Professional services organizations, such as auditors. • Affiliated entities.

•
Internal research for technological development and demonstration.

•
Activities to verify, maintain, or improve the quality of our services.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

Characteristics of protected classifications under certain federal or state laws
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities.

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
To comply with applicable laws and regulations.

Commercial information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that

• Performing services. • Auditing related to consumer interactions and transactions. • Short-term, transient use. • Detecting security incidents, protecting against malicious,

127

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
assist with fraud prevention, or custodians or lenders to or creditors of a fund. • Professional services organizations, such as auditors. • Affiliated entities.
deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Debugging and repainting errors impairing functionality (such as on our portals or website).

•
Internal research for technological development and demonstration.

•
Activities to verify, maintain, or improve the quality of our services.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

Education information, including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities

•
Performing services

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
To comply with applicable laws and regulations.

Internet or electronic network activity information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities.

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Debugging and repainting errors impairing functionality (such as on our portals or website).

•
Internal research for technological development and demonstration.

128

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
• Activities to verify, maintain, or improve the quality of our services. • Business development and marketing initiatives. • To comply with applicable laws and regulations.

Audio, electronic, visual, or similar information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities.

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

Professional or employment- related Information	• Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.	• Performing services. • Auditing related to consumer interactions and transactions. • Short-term, transient use.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Professional services organizations, such as auditors.

•
Affiliated entities.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

Inferences drawn from any of the information identified above
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or

•
Performing services.

•
Auditing related to consumer interactions and transactions.

•
Short-term, transient use.

•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal

129

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
custodians or lenders to or creditors of a fund. • Professional services organizations, such as auditors. • Affiliated entities.
activity, and prosecuting those responsible for that activity.

•
Internal research for technological development and demonstration.

•
Business development and marketing initiatives.

•
To comply with applicable laws and regulations.

In addition, we may disclose, and in the preceding 12 months may have disclosed, all of the categories of Personal Information identified in
Collection of Information
above to the following categories of third parties: (i) judicial courts, regulators, or other government agents purporting to have jurisdiction over us, our subsidiaries or our affiliates, or opposing counsel and parties to litigation; and (ii) other third parties as may otherwise be permitted by law. We may disclose the categories of Personal Information identified in
Collection of Information
above for the business or commercial purposes identified above in
Why We Collect Information
. Additionally, we may disclose your Personal Information to third parties upon your request, at your direction, or with your consent.
We may also disclose or make available your Personal Information to our service providers such as our administrator, other entities that have agreed to limitations on the use of your Personal Information, or entities that fit within other exemptions or exceptions in, or as otherwise permitted by, the CCPA.
Use and Disclosure of Sensitive Personal Information
As noted in
Collection of Information
, under the CCPA, certain Personal Information we collect and process may be considered “sensitive personal information.” The CCPA requires that we provide you with a right to limit our use or disclosure of such sensitive personal information in certain circumstances. Currently, we are not using or disclosing your sensitive personal information for purposes that would require that we provide you with a right to limit.
California Residents’ Rights under the CCPA
If your Personal Information is subject to the CCPA, you may have certain rights concerning that information, subject to applicable exemptions and limitations, including the right to (i) be informed, at or before the point of collection, of the categories of Personal Information to be collected, and the purposes for which the categories of Personal Information shall be used; (ii) not be discriminated against because you exercise any of your rights under the CCPA; (iii) request that we delete any Personal Information about you that we collected or maintained, subject to certain exceptions (“Request to Delete”); (iv)
opt-out
of the “sale” (as that term is defined in the CCPA) of your Personal Information if a business sells your Personal Information (we do not); (v)
opt-out
of the “sharing” (as that term is defined in the CCPA) of your Personal Information if a business shares your Personal Information with third parties (we do not); (vi) limit the use and disclosure of sensitive personal information where required by the CCPA (“Right to Limit”) (please note that we are not using your sensitive personal information for purposes that would require that we provide you with a Right to Limit); (vii) correct inaccurate Personal Information (“Request to Correct”); and (viii) request that we disclose to you the Personal Information we have collected, used, and disclosed about you during the past 12 months (“Request to Know”).
The CCPA does not restrict our ability to do certain things like comply with other laws or comply with regulatory investigations. In addition, the CCPA does not apply to certain information like Personal Information collected,

130

processed, sold or disclosed pursuant to the GLBA. We also reserve the right to retain, and not to delete, certain Personal Information after receipt of a Request to Delete from you where permitted by the CCPA or another law or regulation.
How to Submit a Request under the CCPA
You may submit a Request to Know, Request to Correct, or Request to Delete (“Consumer Rights Request”), as described above, through the following toll-free telephone number:
833-271-8296,
or
e-mail
us at
privacy@apollo.com
.
We are only required to respond to verifiable Consumer Rights Requests made by you or your legally authorized agent. When you submit a Consumer Rights Request, we may ask that you provide clarifying or identifying information to verify your request. Such information may include, at a minimum, depending on the sensitivity of the information you are requesting and the type of request you are making, your name and email address. Any information gathered as part of the verification process will be used for verification purposes only.
You are permitted to designate an authorized agent to submit a Consumer Rights Request on your behalf and have that authorized agent submit the request through the aforementioned methods. In order to be able to act, authorized agents have to submit proof that they are authorized to act on your behalf or have a power of attorney. We may also require that you directly verify your own identity with us and directly confirm with us that you provided the authorized agent permission to submit the request.
Contact
This Privacy Notice and Appendix are available in alternative formats upon request. Please contact
privacy@apollo.com
with any questions about this notice or our data privacy and data protection practices or to request this Privacy Notice in an alternative format. The Apollo point of contact for Apollo entities established outside the European Union and United Kingdom is: Apollo Management International LLP, 25 St. George Street, London W1S 1FS, United Kingdom.
The Privacy Notice was last updated on October 27, 2025, and supersedes any previously distributed Privacy Notice. From time to time, we may update this Privacy Notice. To the extent there are material changes with respect to our disclosure practices, we will issue an updated Privacy Notice that is reflective of such practices.

131

Apollo Diversified Credit Fund
Class M Shares (CRDMX) of Beneficial Interest

PROSPECTUS

May 1, 2026
Investment Adviser
Apollo Capital Credit Adviser, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.
You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2026

APOLLO DIVERSIFIED CREDIT FUND

Class A Shares (CRDTX), Class C Shares (CGCCX), Class I Shares (CRDIX), Class L Shares (CRDLX), Class F Shares (CRDFX) and Class M Shares (CRDMX) of Beneficial Interest

Principal Executive Offices

9 West 57th Street, New York, NY 10019

1-888-926-2688

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class A, Class C, Class I, Class L, Class F and Class M prospectuses of Apollo Diversified Credit Fund, dated May 1, 2026 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-888-926-2688 or by visiting https://www.apollo.com/adcf. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC are also available to the public on the SEC’s web site at https://www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

TABLE OF CONTENTS

2

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund (the “Fund”). The Fund was organized as a Delaware statutory trust on April 5, 2016. Prior to May 2, 2022, the Fund was known as the Griffin Institutional Credit Access Fund. The Fund’s principal office is located at c/o Apollo Capital Credit Adviser, LLC, 9 West 57th Street, New York, NY 10019, and its telephone number is 1-888-926-2688. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers multiple classes of shares, including Class A, Class C, Class I, Class L, Class F and Class M shares. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Fund’s Board of Trustees (the “Board” or “Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

3

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)

Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)

Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)

Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)

Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities.

(6)

Purchase or sell commodities, commodity contracts, including commodity futures contracts, to the full extent permitted by the 1940 Act and in accordance with the rules of the Commodity Futures Trading Commission, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)

Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

(8)

Make loans of money or property to any person, except through loans of portfolio securities up to a maximum of 33 1/3% of the Fund’s total assets, the purchase of debt securities, including bank loans (senior loans) and participations therein, or the entry into repurchase agreements up to a maximum of 33 1/3% of the Fund’s total assets.

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With respect to the fundamental policy discussed in (8) above, the Fund will not be deemed to be making a loan to the extent that the Fund makes investments in accordance with its stated investment strategies or otherwise purchases senior, secured corporate loans, subordinated loans, corporate bonds, investment grade rate debt securities issued by collateralized loan obligations (“CLOs”), debentures or other loans or debt securities of any type, preferred securities, commercial paper, pass through instruments, loan participation interests, corporate loans, certificates of deposit, bankers acceptances, repurchase agreements or any similar instruments. In addition, the Fund may take short positions in any security or financial instrument.

Other Fundamental Policies

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

With respect to fundamental policy (5) above, the Fund’s policy not to invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry includes originating loans to borrowers in the same industry. In addition, if the Fund invests in one or more investment companies, the Fund will examine the holdings of such investment companies to ensure that the Fund is not indirectly concentrating its investments in a particular industry.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund invests in a range of secured and unsecured debt obligations, which may be syndicated, consisting of U.S. high yield securities, collateralized loan obligations, global high yield securities and other fixed-income and fixed-income related securities, including direct originated debt obligations, non-performing loans, exchange-traded funds (“ETFs”), index funds and other corporate debt investments. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Apollo Capital Credit Adviser, LLC (the “Adviser”). Apollo Credit Management, LLC (the “Sub-Adviser”) serves as the Fund’s investment sub-adviser and is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Fund’s Board. Additional information regarding the types of securities and financial instruments is set forth below.

Other Investment Companies

The Fund may invest in securities of other investment companies, including ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of all investment companies. In addition, Rule 12d1-4 of the 1940 Act provides that the provisions of Section 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) the Fund does not control the acquired fund; (ii) the Fund uses mirror voting if it holds more than 25% of an acquired open-end fund due to a decrease in the

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outstanding securities of the acquired fund and if it holds more than 10% of a closed-end fund; (iii) the Adviser and the investment adviser to the acquired fund make certain findings regarding the fund of funds arrangement, after considering specific factors; (iv) the Fund and acquired funds not advised by the Adviser have entered into an agreement prior to exceeding the limits of section 12(d)(1); and (v) the Fund is not part of a three tiered or more fund of funds structure. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

ETFs are shares of unaffiliated investment companies issuing shares that are traded like traditional equity securities on a national stock exchange. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s NAV; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

Among other things, hedge funds may invest in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Hedge funds typically offer their securities privately without registration under the Securities Act of 1933, as amended (the “Securities Act”), in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors hedge funds are not registered as investment companies under the 1940 Act pursuant to an exemption from registration under the 1940 Act.

Typically, investment managers of hedge funds are compensated through asset-based fees and incentive-based allocations. The hedge funds employ a variety of “alternative” investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. “Alternative” investment strategies, unlike “relative return strategies,” are generally managed without reference to the performance of equity, debt and other markets. Alternative investment strategies permit the managers of hedge funds to use leveraged or short sale positions to take advantage of perceived inefficiencies in the global capital markets. Alternative investment strategies differ from the investment programs of traditional registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investments and restricted use of leverage.

Foreign Securities

The Fund may invest, directly or indirectly, in non-U.S. real estate companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

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Emerging Markets Securities

The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high-quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Sub-Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high-quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Derivatives

The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

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A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

The Fund relies on certain exemptions in Rule 18f-4 to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule 18f-4, “derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule 18f-4(d)(1)(ii), reverse repurchase agreements and similar financing transactions. The Fund may enter into unfunded loan commitments, which are contractual obligations for future funding. Unfunded loan commitments represent a future obligation in full, even though a percentage of the notional loan amounts may not be utilized by the borrower. The Fund will rely on an exemption in Rule 18f-4(e) when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. The Fund will rely on an exemption in Rule 18f-4(f) when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls) and non-standard settlement cycle securities, if certain conditions are met.

The Fund operates as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule 18f-4. To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule 18f-4). If the Fund ceases to qualify as a “limited derivatives user” as defined in Rule 18f-4, the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

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When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. In connection with its management of the Fund, the Adviser has claimed such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it is not subject to the registration and regulatory requirements of the CEA.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, total return swaps on individual debt securities, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, in a particular security, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of

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loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Equity Securities

The Fund may purchase equity securities from time to time. Equity securities represent a proportionate share of the ownership of a company; their value is based on the success of the company’s business and the value of its assets, as well as general market conditions. The purchaser of an equity security typically receives an ownership interest in the company as well as certain voting rights. The owner of an equity security may participate in a company’s success through the receipt of dividends, which are distributions of earnings by the company to its owners. Equity security owners may also participate in a company’s success or lack of success through increases or decreases in the value of the company’s shares. Equity securities generally take the form of common stock or preferred stock, as well as securities convertible into common stock. Preferred stockholders typically receive greater dividends but may receive less appreciation than common stockholders and may have different voting rights as well. Equity securities may also include convertible securities, warrants, rights or equity interests in trusts, partnerships, joint ventures or similar enterprises. Warrants or rights give the holder the right to buy a common stock at a given time for a specified price.

The value of equity securities, including common stocks, preferred stocks and convertible stocks, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. In the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of holders of common stock and are likely to have varying types of priority over holders of preferred and convertible stock.

Direct Lending Transactions in which the Fund is the Sole Lender

To the extent the Fund is the sole lender in a direct lending transaction, it may be solely responsible for the expense of servicing such debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt. The Fund may also be exposed to credit risk when it originates loans, which is the risk that borrowers will not make payments, resulting in losses to the Fund.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss. The

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Fund will rely on an exemption in Rule 18f-4(f) when purchasing when-issued and forward commitment securities, if certain conditions are met.

Wholly-Owned Subsidiaries

Certain investments of the Fund will be held in single-asset subsidiaries controlled by the Fund (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund may also execute a portion of its strategy by investing in a wholly-owned and controlled Cayman subsidiary (the “Cayman Subsidiary”) subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. In addition, the Fund will execute a portion of its strategy by investing in two wholly-owned and controlled domestic subsidiaries (the “Financing Subsidiaries”; together with the Single-Asset Subsidiaries and the Cayman Subsidiary, the “Subsidiaries”), each of which acts as the borrower of a revolving credit facility subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. As a result, the Fund may be considered to be investing indirectly in these investments through the Subsidiaries. For that reason, and for the sake of convenience, references in this Statement of Additional Information to the Fund may also include the Subsidiaries.

The Subsidiaries will not be registered under the 1940 Act but, will be subject to certain of the investor protections of that Act, as noted in this Statement of Additional Information. The Fund, as the sole member of the Subsidiaries, will not have all of the protections offered to investors in registered investment companies. However, since the Fund wholly owns and controls the Subsidiaries, and the Fund and the Financing Subsidiaries are each managed by, and the Cayman Subsidiary, if utilized, will be managed by, the Adviser and Sub-Adviser, it is unlikely that the Subsidiaries will take action contrary to the interests of the Fund or its shareholders. The Board has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiaries, and the Fund’s role as the sole member of the Subsidiaries. Also, in managing the Cayman Subsidiary’s and Financing Subsidiaries’ respective portfolios, the Adviser and Sub-Adviser will be subject to the same investment restrictions and operational guidelines that apply to the management of the Fund.

Changes in the laws of the United States and/or the Cayman Islands, under which the Fund, the Single-Asset Subsidiaries, the Cayman Subsidiary, and the Financing Subsidiaries, respectively, are organized, could result in the inability of the Fund and/or the Subsidiaries to operate as described in this Statement of Additional Information and could negatively affect the Fund and its shareholders. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Cayman Subsidiary. If Cayman Islands law changes such that the Cayman Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

Credit Facilities

The Fund and/or its Financing Subsidiaries utilize leverage including borrowing from banks in an amount of up to 33 1/3% of the Fund’s consolidated assets (defined as net assets plus borrowing for investment purposes). The Fund and its Financing Subsidiaries are authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Financing Subsidiaries have each entered into a revolving credit facility (the “Credit Facilities”) on behalf of the Fund for the purpose of investment purchases and other liquidity measures, subject to the limitations of the 1940 Act for borrowings. The Credit Facilities are secured by all of the assets held by the Financing Subsidiaries.

In addition, the Fund has entered into a committed facility arrangement through BNP Paribas Prime Brokerage International, Ltd. (“BNP”) (the “BNP Credit Facility”) which provides the Fund with the ability to borrow funds in U.S. dollars and certain agreed upon foreign currencies, subject to the limitations of the 1940 Act for borrowings. As collateral for the BNP Credit Facility, the Fund grants the lender a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts. The BNP Credit

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Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.

Special Purpose Acquisition Companies (“SPACs”)

The Fund could invest in, facilitate the acquisition of companies by, and exit portfolio companies through the use of, SPACs. A SPAC is a single-use vehicle incorporated for the purpose of raising capital through an initial public offering to fund the acquisition, through a merger, capital stock exchange, asset acquisition or other similar business combination, of one or more operating businesses. After the acquisition of a target company, a SPAC typically would exercise control over the management of such target company to increase the target company’s value. Capital raised through the initial public offering of securities of a SPAC is typically placed into a trust until the target company is acquired or a predetermined period of time elapses. Investors in a SPAC typically would receive a return on their investment in the event that a target company is acquired and such target company’s value increased. If a SPAC is unable to locate and acquire a target company (or target companies) by the deadline, the SPAC would be forced to liquidate its assets, which could result in losses due to the SPAC’s expenses and liabilities.

There are a number of risks associated with investing through SPACs, including: (i) because a SPAC is typically created without a specifically-identified acquisition target, it could never, or only after an extended period of time, find and execute a suitable transaction, during which period the capital committed to or invested in the SPAC will not be available for other uses; (ii) SPACs invest in single assets and not diversified portfolios, and investments therein are therefore subject to significant concentration risk; (iii) SPACs are exempt from the rules promulgated by the SEC to protect investors in “blank check” companies, such as Rule 419 promulgated under the Securities Act, so investors in SPACs are not afforded the benefits or protections of those rules; (iv) SPACs could generate substantial fees, costs and expenses (including fees that accrue to the benefit of Apollo without any offset against fees payable by the Fund), which are typically borne by the investors therein (in some cases, regardless of whether, or when, the SPAC consummates a transaction); (v) the value of any target company could decrease following its acquisition by a SPAC; (vi) the value of the Fund’s investment held in the trust could decrease as the SPAC is locating a target by the deadline; (vii) if a SPAC is unable to consummate a business combination, the Fund is forced to wait until the deadline before liquidating distributions are made; (viii) redemption rights make SPACs unattractive to targets or preclude SPACs from completing a business combination; and (ix) there remains substantial uncertainty regarding the viability of SPAC investing on a large scale, the supply of desirable transactions and whether regulatory, tax or other authorities will implement additional or adverse policies relating to SPACs and SPAC investing.

Additionally, SPACs and similar entities are in essence “blank check” companies without operating history or ongoing business other than seeking acquisitions. As a result, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable acquisition. A SPAC’s structure may result in significant dilution of a stockholder’s share value immediately upon the completion of a business combination due to, among other reasons, interests held by the SPAC sponsor, conversion of warrants into additional shares, shares issued in connection with a business combination and/or certain embedded costs. There is no guarantee that the SPACs in which the Fund invests will complete an acquisition or that any acquisitions that are completed will be profitable. If an acquisition that meets the requirements for the SPAC is not completed within a pre-established period of time, the invested funds are returned to the SPAC’s shareholders. Some SPACs may pursue acquisitions only within certain industries or regions, which may

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increase the volatility of their prices. In addition, these securities, which are typically traded in the over-the-counter market, may be considered illiquid and/or be subject to restrictions on resale.

Moreover, SPACs can raise capital through offering—and SPAC investors, which could include the Fund, could ultimately hold in the ultimate target business—common equity, preferred equity, equity-linked instruments, debt or other types of instruments, each of which is subject to the risks associated with such instruments. If a SPAC completes a business combination, it will be affected by numerous risks inherent in the business operations of the acquired company or companies. Further, as described herein, Apollo is subject to conflicts of interest, including with respect to its sponsorship of, or the Fund’s investments in, SPACs. For these and additional reasons, investments in SPACs are speculative and involve a high degree of risk.

Aviation Finance

The Fund believes that the Sub-Adviser’s reputation and deep expertise in the aircraft leasing industry affords it the ability to dynamically invest across the spectrum of aircraft and have access to off-market, idiosyncratic opportunities. By leveraging in-house sourcing, structuring and servicing capabilities, the Fund believes it is optimally situated to deploy into potential attractive risk-reward opportunities with top-tier counterparties.

The travel industry is materially adversely affected by public health emergencies and pandemics and terrorist attacks, and continues to face ongoing security concerns and cost burdens associated with security and health, safety and overall sanitation related expenses. Increases in insurance costs or reductions in insurance coverage may adversely impact an airline’s operations and financial results. Changes in government regulations could increase airline operating costs and limit their ability to conduct their business. The airline industry is intensely competitive. It is at risk of losses and adverse publicity stemming from any accident involving any aircraft, including aircraft operated by other airlines, and is subject to weather factors and seasonal variations in airline travel, which cause financial results to fluctuate. Any of these factors can affect the value of the Fund’s aviation assets.

Aviation assets in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in aviation industry or the lessors’ business, a change in competitive environment, an economic down-turn or, in the case of aircraft assets, wear and tear, malfunction or breakage. As a result, aviation assets that the Fund may have expected to be stable may operate at a loss or have significant variations in operating results, may require substantial additional capital to continue their operations or to perform additional maintenance or repair, and the lessors may otherwise have a weak financial condition or be experiencing financial distress. In some cases, in addition to the service providers’ (including Merx and other affiliated service providers’) ability to maintain the condition of the aviation assets, the success of the Fund’s investment strategy and approach will depend, in part, on the ability of the Fund to maintain and successfully remarket aviation assets. There can be no assurance that the Fund will be able to successfully identify and implement its strategy. In addition, the Fund may cause its aviation assets to bear certain fees, costs and expenses that the Fund would otherwise bear, including the fees, costs and expenses incurred in developing, investigating, negotiating, structuring or consummating the Fund’s or any other investment in such aviation assets. For example, the Sub-Adviser may cause such aviation assets to bear the fees, costs and expenses that are incurred in connection and concurrently with the acquisition of such aviation assets and such other fees, costs and expenses that may otherwise be treated as operating expenses. The payment of such fees, costs and expenses by such aviation assets may reduce the amount of cash that the aviation assets have on hand.

Operational, Artificial Intelligence and Cybersecurity Risk

The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

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For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified, in large part because different, unknown threats may emerge in the future. Similar types of cybersecurity risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

The Adviser and Sub-Adviser may also utilize artificial intelligence (“AI”) in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the Adviser’s and Sub-Adviser’s business operations. AI models may rely on techniques such as natural language processing and machine learning, which are less transparent or interpretable and may produce unexpected results, which could adversely impact the Fund. If the content, analyses, or recommendations that AI applications assist the Adviser or Sub-Adviser in producing are or are alleged to be deficient, inaccurate, or biased, the Fund may be adversely affected. Additionally, AI tools used by the Adviser or Sub-Adviser may produce inaccurate, misleading or incomplete responses that could lead to errors in the Adviser’s or Sub-Adviser’s and their employees’ decision-making, portfolio management or other business activities, which could have a negative impact on the performance of the Fund. Such AI tools could also be used against the Adviser, Sub-Adviser, or the Fund and its investments in criminal or negligent ways. The Adviser’s and Sub-Adviser’s competitors or other third parties could incorporate AI into their products more quickly or more successfully, which could impair the Adviser’s or Sub-Adviser’s ability to compete effectively. AI has the potential to result in significant and disruptive changes in companies, sectors or industries, including those in which the Fund invests, and any such changes could create new and unpredictable operational, legal and/or regulatory risks. Additionally, AI technologies may be exploited by malicious actors for cyberattacks, market manipulation, and fraud, further exacerbating risks. In the current period of technological and commercial innovation, startups and other companies have found success disrupting traditional approaches to industry or market practices, and the frequency of such disruptions is expected to increase. Such disruptions could negatively impact the Fund and its investments, alter market practices on which the Fund’s investment strategy depends to create investment returns, significantly disrupt the market in which the Fund operates and/or subject the Fund to increased competition.

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Portfolio Turnover

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income.

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REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

(1)	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

(2)	The repurchase offers will be made in March, June, September and December of each year.

(3)

The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and no more than 42 days of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”).

(4)

The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds. Generally, the Fund does not charge a repurchase fee. However, a Class C shareholder who tenders for repurchase of such shareholder’s Class C shares during the first 365 days following such shareholder’s initial capital contribution, where such shares are repurchased after being held for less than 365 days, will be subject to a fee of 1.00% of the value of the original purchase price of the shares repurchased by the Fund (a “Contingent Deferred Sales Charge”). The Contingent Deferred Sales Charge will not apply to Shares acquired through dividend reinvestment. The Fund or its designee may waive the imposition of the Contingent Deferred Sales Charge in the following shareholder situations: (1) shareholder death; (2) shareholder disability and (3) in such other circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Contingent Deferred Sales Charge it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the Contingent Deferred Sales Charge will apply uniformly. No other class of shares is subject to a Contingent Deferred Sales Charge. The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures

All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.

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Shareholder Notification: No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

(1)	A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

(2)	Any fees applicable to such repurchase, if any;

(3)	The Repurchase Offer Amount;

(4)

The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

(5)	The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

(6)	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

(7)	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

(8)	The circumstances in which the Fund may suspend or postpone a repurchase offer;

(9)	The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

(10)	The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

(1)

Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

(2)	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum

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amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

(1)	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”);

(2)

If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

(3)

For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

(4)

For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

(5)	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current NAV shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

(1)	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

(2)	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

(3)	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund’s investment adviser, but shall continue to be responsible for monitoring the investment adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can

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comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

(1)	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the Fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

(2)

If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report the basis for its determination to retain the security at the next Board of meeting.

(3)	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

(4)	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

(1)	Disclosure of its fundamental policy regarding periodic repurchase offers.

(2)	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

(a)	the number of repurchase offers,

(b)	the repurchase offer amount and the amount tendered in each repurchase offer, and

(c)	the extent to which in any repurchase offer the Fund repurchased shares pursuant to the procedures in paragraph (b)(5) of Rule 23c-3 under the 1940 Act.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Shareholder Death: In addition to making quarterly repurchase offers, the Fund offers limited rights to a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. If a shareholder would like to submit a repurchase request due to shareholder death, they can call the Fund at 1-888-926-2688 or contact the financial intermediary, financial adviser or broker/dealer through which their shares are owned. Redemptions due to death are intended for natural persons and will require additional supporting documents.

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Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants’ fees, incurred by the Fund in connection with such transfer.

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MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board in accordance with the Declaration of Trust and the Fund’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of six individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s distributor (“Interested Trustees”) and five of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s distributor (“Independent Trustees”). Pursuant to the Governing Documents of the Fund, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes. The Trustees, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

Earl Hunt is the Chairman of the Board. Under the Fund’s Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Fund believes that its Chairman, the chair of the Audit Committee, the chair of the Governance Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Fund and each shareholder.

Earl Hunt may be deemed to be an interested person of the Fund by virtue of his senior management role at the Adviser. The Trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Mr. Hunt. In view of the small size of the Board, the Independent Trustees have not designated any single trustee to be the lead Independent Trustee at this time.

Board Risk Oversight

The Board is comprised of six Trustees, five of whom are Independent Trustees. The Board has established an independent Audit Committee with a separate chair and an independent Governance Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” Generally, the Board believes that its oversight of material risks is adequately maintained through the

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compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Meredith Coffey. Ms. Coffey is a Trustee, a member of the Fund’s Audit Committee and Chairperson of the Fund’s Governance Committee. From 2008 to 2023, Ms. Coffey was an Executive Vice President of the Loan Syndications and Trading Association (“LSTA”), ran the LSTA’s Research Department and co-headed the LSTA’s regulatory and CLO efforts, which helped facilitate continued availability of credit and the efficiency of the loan market. In addition, Ms. Coffey headed efforts to analyze current and anticipated loan market developments, helping the LSTA build strategy and improve market efficiency, and providing commentary through weekly newsletters, periodic conferences and webcasts. Ms. Coffey and the analyst team also engaged market participants, press and regulators on issues and developments in the global loan market. Ms. Coffey has published analysis on the syndicated loan market in numerous books and periodicals, presented frequently, and has testified several times before Congress on issues pertaining to the loan and CLO markets. Prior to joining the LSTA, Ms. Coffey was Senior Vice President and Director of Analysis focusing on the loan and adjacent markets for Thomson Reuters LPC, working in and running loan research for 15 years. Ms. Coffey has a BA in Economics from Swarthmore College and a graduate degree in Economics from New York University.

Christine “C.C.” Gallagher. Ms. Gallagher is a Trustee, a member of the Fund’s Audit Committee and a member of the Fund’s Governance Committee. Ms. Gallagher is the Customer Experience (CX) Social Impact & Strategic Initiatives Manager at Leidos QTC Health Services, where she leads initiatives aligning corporate strategy with measurable social impact and stakeholder engagement. Since joining Leidos in 2021, she has held senior roles including Chief of Staff for Military & Veterans Health Solutions and Communications and Engagement Manager for the Military and Family Life Counseling (MFLC) Program (West). She brings multidisciplinary experience across government, healthcare, academia, and the private sector, with expertise in corporate social impact, strategic communications, customer experience, and program execution. She has held leadership roles in national nonprofit organizations and government contracting environments spanning information technology and healthcare, and is recognized for delivering initiatives aligned with enterprise priorities. Ms. Gallagher is the Founder and President of Military Quality of Life Consulting (MQOLC), LLC, advising organizations on corporate social responsibility, philanthropy, and strategic partnerships. In 2020, she launched The Stressless PCS Kit to support military family transitions. Ms. Gallagher has developed and sustained cross-sector partnerships with senior leaders across federal agencies, including the Departments of War, Labor, and Veterans Affairs, as well as with congressional offices, nonprofit organizations, and academic institutions. Ms. Gallagher has served on multiple nonprofit boards, contributing to governance, strategic planning, and financial stewardship. She holds a MS in Communication and Information from the University of Tennessee and a BS in Journalism and Communications from the University of Florida.

Michael Porter. Mr. Porter is a Trustee, a member of the Fund’s Audit Committee and a member of the Fund’s Governance Committee. He also currently serves on the Board of Directors of Ednovate Charter School, joining that board in December 2020. Mr. Porter worked at Netflix for over a decade, most recently holding the position VP, Corporate Development and Strategy. Prior to joining Netflix, Mr. Porter spent two years as an investment associate, including at Vista Equity Partners, focusing on software private equity products. He also worked as an entertainment finance associate in J.P. Morgan Chase’s Entertainment Industries Group. Mr. Porter has over twenty years of finance experience related to equity research, corporate development, investment banking and private equity. Mr. Porter has an MBA from Harvard Business School and a BA in international business from the University of California, Berkeley.

Carl J. Rickertsen. Mr. Rickertsen is a Trustee, a member of the Fund’s Audit Committee and a member of the Fund’s Governance Committee. Mr. Rickertsen is currently a Managing Partner of Pine Creek Partners, a private equity investment firm, a position he has held since January 2005. From January 1998 to January 2005, Mr. Rickertsen was Chief Operating Officer and a partner at Thayer Capital Partners, a private equity investment

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firm. From September 1994 to January 1998, Mr. Rickertsen was a Managing Partner at Thayer. Mr. Rickertsen was a founding partner of three Thayer investment funds totaling over $1.4 billion and is a published author. Mr. Rickertsen currently serves on the Board of Directors for Strategy Incorporated, a publicly-traded software firm; Magnera Corporation, a global manufacturer of advanced nonwovens and specialty materials; and Hut 8 Corp., North America’s innovation-focused digital asset miner. Mr. Rickertsen formerly served on the Board of Directors for Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc., and was formerly a board member of the following publicly-traded companies: Berry Plastics Group, Inc., a leading provider of value-added plastic consumer packaging and engineered materials; Noranda Aluminum Holding Corporation, an integrated provider of value-added primary aluminum products and rolled aluminum coils; Convera Corporation, a search-engine software company; UAP Holding Corp., a distributor of agriculture products; and Homeland Security Capital Corporation, a specialized technology provider to government and commercial customers. Mr. Rickertsen received a BS from Stanford University and an MBA from Harvard Business School.

Sheryl Schwartz. Ms. Schwartz is a Trustee, the Chairperson of the Fund’s Audit Committee and a member of the Fund’s Governance Committee. Ms. Schwartz served as Chief Investment Officer of Alti Financial, a platform focused on democratizing private equity, from 2020 until 2025. From 2013 to 2020, she was a Managing Director at Caspian Private Equity, where she managed an investment portfolio of private market investments of more than $3 billion. From 2010 to 2013, she was a Senior Managing Director at Perseus and Managing Director of Perseus Mezzanine Finance. From 1988 to 2010, Ms. Schwartz served as Managing Director of Alternative Investments at TIAA, a Fortune 100 diversified financial services firm, managing an investment portfolio of more than $13 billion. Ms. Schwartz has also been a board member of Cartesian Growth II since 2021 and GAIA Reit since 2023 and works on consulting projects. In addition to her commercial activities, Ms. Schwartz is also an Adjunct Professor of Private Equity and Finance at the Fordham Gabelli School of Business and has been a board member of the Women’s Association of Venture and Equity (WAVE) since 2007. Ms. Schwartz received both her MBA and BA from New York University.

Following is a list of the Trustees and executive officers of the Fund and their principal occupation and other directorships over the last five years. Unless otherwise noted, the address of each Trustee and Officer is 9 West 57th Street, New York, NY 10019.

Independent Trustees

Name and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Meredith Coffey (1968)	Trustee since 2022	Head of Research and Co-Head of Public Policy, Loan & Syndications Trading Association, 2008-2023.	5	Trustee, Apollo Origination II (Levered) Capital Trust, 2025-present; Trustee, Apollo Origination II (UL) Capital Trust, 2025-present; Trustee, Apollo S3 Private Markets Fund, 2023-present; Trustee, Apollo Debt Solutions BDC, 2021-present; Director, Apollo Senior Floating Rate Fund Inc., 2023-2024; Director, Apollo Tactical Income Fund Inc., 2023-2024.

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Name and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Christine Gallagher (1985)	Trustee since 2022	Customer Experience Social Impact & Strategic Initiatives Manager, Leidos QTC Health Services, 2024-present; Founder and President, Military Quality of Life Consulting, LLC, 2015-present; Chief of Staff of Military & Veterans Health Solutions, Leidos, 2021-2023; Community Engagement Manager of Military and Family Life Counseling Program, Leidos, 2021-2023.	4	Trustee, Apollo Diversified Real Estate Fund, 2025-present; Trustee, Apollo S3 Private Markets Fund, 2023-present; Trustee, Apollo Debt Solutions BDC, 2021-present.

Michael Porter (1983)	Trustee since 2022	Vice President, Corporate Development and Strategy, Netflix, 2014–2025.	4	Trustee, Apollo Diversified Real Estate Fund, 2025-present; Trustee, Apollo S3 Private Markets Fund, 2023-present; Trustee, Apollo Debt Solutions BDC, 2021-present; Director, Ednovate Charter School, 2020-present.

Carl J. Rickertsen (1960)	Trustee since 2022	Managing Partner, Pine Creek Partners, 2015-present.	5	Trustee, Apollo Origination II (Levered) Capital Trust, 2025-present; Trustee, Apollo Origination II (UL) Capital Trust, 2025-present; Director, Magnera Corporation, 2024-present; Trustee, Apollo S3 Private Markets Fund, 2023-present; Trustee, Apollo Debt Solutions BDC, 2021-present; Director, Hut 8 Corp., 2022-present; Director, Strategy Inc., 2002-present; Director, Berry Global Inc., 2013-2024; Director, Apollo Senior Floating Rate Fund Inc., 2011-2023; Director, Apollo Tactical Income Fund Inc., 2013-2023.

Sheryl Schwartz (1963)	Trustee since 2025	Professor, Fordham University, 2020-present; Chief Investment Officer, Alti Financial, 2020-2025.	3	Trustee, Apollo S3 Private Markets Fund, 2026-present; Trustee, Apollo Debt Solutions BDC, 2025-present; Director, GAIA Reit, 2023-present; Director, Cartesian Growth II, 2021-present.

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Interested Trustee and Officers

Name and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Earl Hunt (1981)	Chairman, Trustee, and President since 2022	Partner, Apollo Global Management, Inc., 2021-present; Chairman, Trustee, and Chief Executive Officer, Apollo Origination II (Levered) Capital Trust and Apollo Origination II (UL) Capital Trust, 2025-present; Chairman, Trustee and President, Apollo Diversified Credit Fund, 2022-present; Chairperson, Trustee and Chief Executive Officer, Apollo Debt Solutions BDC, 2021-present.	4	Trustee, Apollo Origination II (Levered) Capital Trust, 2025-present; Trustee, Apollo Origination II (UL) Capital Trust, 2025-present; Trustee, Apollo Debt Solutions BDC, 2021-present.

Kenneth Seifert (1978)	Treasurer and Chief Financial Officer since 2022	Managing Director, Apollo Global Management, Inc., 2015-present; Treasurer and Chief Financial Officer, MidCap Financial Investment Corporation, MidCap Apollo Institutional Private Lending and Merx Aviation Finance, 2025-present; Treasurer and Chief Financial Officer, Apollo Diversified Credit Fund and Apollo Diversified Real Estate Fund, 2022-present; Treasurer, Chief Financial Officer and Principal Financial Officer, Apollo S3 Private Markets Fund, 2023-2024; Treasurer and Chief Financial Officer, Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc., 2021-2024.	N/A	N/A

Kristin Hester (1980)	Chief Legal Officer and Secretary since 2022	Managing Director, General Counsel-Global Wealth, Apollo Global Management, Inc., 2015-present; Chief Legal Officer and Secretary, Apollo Origination II (Levered) Capital Trust and Apollo Origination II (UL) Capital Trust, 2025-present; Chief Legal Officer and Secretary, Apollo Diversified Real Estate Fund,	N/A	N/A

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Name and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
2024-present; Chief Legal Officer, Secretary and Vice President, MidCap Apollo Institutional Private Lending, 2024-present; Chief Legal Officer and Secretary of Apollo S3 Private Markets Fund, 2023-present; Chief Legal Officer, MidCap Financial Investment Corporation, Apollo Debt Solutions BDC, and Redding Ridge Asset Management LLC, 2022-present; Chief Legal Officer and Secretary, Apollo Diversified Credit Fund, 2022-present; Chief Legal Officer, Apollo Tactical Income Fund Inc. and Apollo Senior Floating Rate Fund Inc., 2022-2024.

Ryan Del Giudice (1990)	Chief Compliance Officer Since 2018, Vice President and Assistant Secretary Since 2020	Principal, Apollo Global Management, Inc., 2022-present; Chief Compliance Officer, Apollo Origination II (Levered) Capital Trust and Apollo Origination II (UL) Capital Trust, 2025-present; Chief Compliance Officer, MidCap Apollo Institutional Private Lending, 2024-present; Chief Compliance Officer, MidCap Financial Investment Corporation, Apollo Debt Solutions BDC and Apollo S3 Private Markets Fund, 2023-present; Chief Compliance Officer, Apollo Diversified Real Estate Fund, 2022-present; Chief Compliance Officer, Apollo Diversified Credit Fund, 2018-present; Chief Compliance Officer, Chief Compliance Officer, Apollo Tactical Income Fund Inc. and Apollo Senior Floating Rate Fund Inc., 2023-2024; Chief Compliance Officer, Griffin Capital Asset Management Company, LLC, 2017-2022.	N/A	N/A

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*	The term of office for each Trustee and officer listed above will continue indefinitely.
**

“Fund Complex” comprises registered investment companies for which the Adviser or an affiliate of the Adviser serves as investment adviser. The Fund Complex is currently comprised of: the Fund, Apollo Debt Solutions BDC, Apollo Diversified Real Estate Fund, MidCap Apollo Institutional Private Lending, Apollo S3 Private Markets Fund, MidCap Financial Investment Corporation, Apollo Origination II (Levered) Capital Trust and Apollo Origination II (UL) Capital Trust.

The address for each Trustee and officer is c/o Apollo Diversified Credit Fund, 9 West 57th Street, New York, NY 10019.

Board Committees

The Board has established two standing committees: the Audit Committee and the Governance Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Independent Trustees. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Fund’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Fund’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Fund’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended December 31, 2025, the Audit Committee held four meetings.

Governance Committee

The Board has a Governance Committee that consists of all the Independent Trustees. The Governance Committee assists the Board in adopting fund governance practices and meeting certain fund governance standards. The Governance Committee operates pursuant to a Governance Committee Charter. The Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Governance Committee generally will consider shareholder nominees to the extent required pursuant to rules under the 1934 Act. The Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of trustees, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Governance Committee. The Governance Committee meets to consider nominees as is necessary or appropriate. The Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended December 31, 2025, the Governance Committee held three meetings.

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Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2025.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)(2)
Interested Trustee
Earl Hunt	None	over $100,000
Independent Trustees
Meredith Coffey	None	over $100,000
Christine Gallagher	None	$50,001—$100,000
Michael Porter	None	$10,001—$50,000
Carl J. Rickertsen	None	$50,001—$100,000
Sheryl Schwartz	None	None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar ranges of equity securities beneficially owned are: none, $1—$10,000, $10,001—$50,000, $50,001—$100,000 or over $100,000.

Compensation

As of January 1, 2025, each Independent Trustee receives an annual retainer of $65,000, paid quarterly, as well as reimbursement for any reasonable expenses incurred attending the meetings and $500 per Independent Trustee per each special telephonic meeting (exclusive of one special telephonic meeting per year). The Chair of the Audit Committee receives an additional $15,750 annually. None of the officers will receive direct compensation from the Fund. Certain Trustees and officers of the Fund are also officers of the Adviser and are not paid by the Fund for serving in such capacities.

The Fund may reimburse the allocable portion of the compensation paid by Apollo (or its affiliates) to the Fund’s officers.

The tables below detail the amount of compensation the Trustees received from the Fund during the fiscal year ended December 31, 2025. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name of Current Trustee	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex* Paid to Trustees
Meredith Coffey	$65,000	None	None	$401,500
Christine Gallagher	$65,000	None	None	$288,547
Michael Porter	$65,000	None	None	$288,547
Carl J. Rickertsen	$78,995	None	None	$467,249
Sheryl Schwartz**	$25,440	None	None	$96,354

*

“Fund Complex” comprises registered investment companies for which the Adviser or an affiliate of the Adviser serves as investment adviser. The Fund Complex is currently comprised of: the Fund, Apollo Debt Solutions BDC, Apollo Diversified Real Estate Fund, MidCap Apollo Institutional Private Lending, Apollo S3 Private Markets Fund, MidCap Financial Investment Corporation, Apollo Origination II (Levered) Capital Trust and Apollo Origination II (UL) Capital Trust.

**	Ms. Schwartz was appointed to the Board effective August 21, 2025.

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ORGANIZATION AND MANAGEMENT OF WHOLLY-OWNED SUBSIDIARIES

Certain investments of the Fund will be held in Subsidiaries.

The Single-Asset Subsidiaries will be limited liability companies controlled by the Fund and organized under Delaware law. The Fund will be the sole or controlling member of the Single-Asset Subsidiaries.

The Cayman Subsidiary is a Cayman Islands exempted company. The Fund is the managing and sole member of the Cayman Subsidiary pursuant to a limited liability company operating agreement.

The Financing Subsidiaries are single-member limited liability companies organized under Delaware law. The Fund is the sole member of the Financing Subsidiaries.

Managers

The Fund is the sole member of the Financing Subsidiaries. The Independent Trustees also serve as the managers of the Financing Subsidiaries.

The Financing Subsidiaries have each entered into a separate contract with each of the Adviser and Sub-Adviser for the management of each Financing Subsidiary’s portfolio, without compensation. The Financing Subsidiaries have each also entered into arrangements with the Fund’s custodian to serve as each Financing Subsidiary’s custodian and with the Fund’s transfer agent, fund accountant and administrator to serve each Financing Subsidiary in the same capacity. The Financing Subsidiaries have each adopted compliance policies and procedures that are substantially similar to the policies and procedures adopted by the Fund. The Fund’s Chief Compliance Officer oversees implementation of each Financing Subsidiary’s policies and procedures, and makes periodic reports to the Board regarding each Financing Subsidiary’s compliance with its policies and procedures.

The Financing Subsidiaries do not pay a fee to the Adviser or Sub-Adviser for their services. The Financing Subsidiaries will bear the fees and expenses incurred in connection with the custody, transfer agency, fund accounting, and administration services that they receive. The Fund expects that the expenses borne by its Financing Subsidiaries will not be material in relation to the value of the Fund’s assets. It is also anticipated that the Fund’s own expense will be reduced to some extent as a result of the payment of such expenses at the Financing Subsidiary level. It is therefore expected that the Fund’s investment in the Financing Subsidiaries will not result in the Fund paying duplicative fees for similar services provided to the Fund and the Financing Subsidiaries.

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CODES OF ETHICS

Each of the Fund, the Adviser, the Sub-Adviser, and the Fund’s Distributor has adopted a code of ethics (each, a “Code of Ethics”) under Rule 17j-1 of the 1940 Act. Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel in their personal accounts. The Codes of Ethics permit covered personnel, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Covered personnel may engage in personal securities transactions, subject to certain restrictions, and are required to report their personal securities transactions for monitoring purposes. The Code of Ethics for the Adviser and Sub-Adviser is included as an exhibit to the registration statement of which the Statement of Additional Information is incorporated. In addition, the Code of Ethics of the Adviser and Sub-Adviser is available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the Code of Ethics of the Adviser and Sub-Adviser, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

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PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Adviser has delegated voting authority to the Sub-Adviser for securities held by the Fund. The Proxy Policies require that the Sub-Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Proxy Policies also require the Adviser and the Sub-Adviser to present to the Board, at least annually, the proxy voting policies of the Adviser and Sub-Adviser and a record of each proxy voted by the Adviser and the Sub-Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser or Sub-Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser or the Sub-Adviser, any affiliated person(s) of the Adviser or the Sub-Adviser, the Distributor or any affiliated person of the Distributor, or any affiliated person of the Fund and the Fund’s or its shareholder’s interests, the Adviser or the Sub-Adviser will resolve the conflict by voting in accordance with the policy guidelines or at the Fund’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the designated party will abstain from voting. The Sub-Adviser’s proxy voting policy is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-888-926-2688; (2) on the Fund’s website at www.apollo.com/adcf; and (3) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-888-926-2688 and will be sent within three business days of receipt of a request.

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CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of March 31, 2026, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class A, Class C, Class I, Class L, Class F and Class M shares of the Fund are as follows:

Class A
Name and Address	Percentage Owned	Type of Ownership
Charles Schwab & Co. Inc. Special Custody Acct. FBO Customers Attn: Mutual Funds 211 Main St. San Francisco, CA 94105-1901	23%	Record

LPL Financial FBO Customer Accounts Attn: Mutual Fund Operations 4707 Executive Drive San Diego, CA 92121-3091	8.41%	Record

Class C
Name and Address	Percentage Owned	Type of Ownership
LPL Financial FBO Customer Accounts Attn: Mutual Fund Operations 4707 Executive Drive San Diego, CA 92121-3091	11.8%	Record

National Financial Services LLC 499 Washington Blvd. Jersey City, NJ 07310-1995	5.39%	Record

Class I
Name and Address	Percentage Owned	Type of Ownership
Charles Schwab & Co. Inc. Special Custody Acct. FBO Customers Attn: Mutual Funds 211 Main St. San Francisco, CA 94105-1901	39.73%	Record

Jose Francisco Flores
Securitize Tokenized Apollo Diversified Credit Fund, Ltd. C/O Walkers Corporate BVI Limited 171 Main St. Road Town, Tortola VG1110 British Virgin Islands	8.7%	Record

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Class L
Name and Address	Percentage Owned	Type of Ownership
Pershing LLC PO Box 2052 Jersey City, NJ 07303-2052	23.3%	Record

LPL Financial FBO Customer Accounts Attn: Mutual Fund Operations 4707 Executive Drive San Diego, CA 92121-3091	15.06%	Record

Class F
Name and Address	Percentage Owned	Type of Ownership
Charles Schwab & Co. Inc. Special Custody Acct. FBO Customers Attn: Mutual Funds 211 Main St. San Francisco, CA 94105-1901	9.72%	Record

LPL Financial FBO Customer Accounts Attn: Mutual Fund Operations 4707 Executive Drive San Diego, CA 92121-3091	6.62%	Record

Class M
Name and Address	Percentage Owned	Type of Ownership
Apollo Capital Credit Adviser, LLC. 9 West 57th Street, 43rd floor New York, NY 10019	100%	Record

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INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Apollo Capital Credit Adviser, LLC, located at 9 West 57th Street, New York, NY 10019, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2016 for the purpose of advising the Fund. The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries (“Apollo”).

Under the general supervision of the Fund’s Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund and will determine which securities should be purchased, sold or exchanged, as may be delegated to the Sub-Adviser as described in the Prospectus. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement with respect to Class F shares (the “Class F Expense Limitation Agreement”) and a separate agreement with respect to all other classes of shares (the “Multi-Class Expense Limitation Agreement” and together with the Class F Expense Limitation Agreement, the “Expense Limitation Agreements”). Pursuant to the Class F Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or to reimburse the Fund for expenses the Fund incurs to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursements (including taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs and organizational costs and offering costs) to the extent that they exceed, per annum, 1.50% of the Fund’s average daily net assets attributable to Class F shares (along with the respective expense limitations for each of the Fund’s other classes of shares as discussed in this SAI, an “Expense Limitation”). Pursuant to the Multi-Class Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or to reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to the extent that such expenses exceed, per annum, 2.25% of Class A average daily net assets, 3.00% of Class C average daily net assets, 2.00% of Class I average daily net assets, 2.50% of Class L average daily net assets and 2.75% of Class M average daily net assets. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser (or any successor thereto) in the amount of any fees waived and reimbursed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation applicable to such class in place at the time of waiver or at the time of reimbursement to be exceeded. In addition, pursuant to the Multi-Class Expense Limitation Agreement, any such repayment must be approved by the Board. The Adviser has approved the continuance of the Multi-Class Expense Limitation Agreement at least through April 30, 2027, unless and until the Board approves its modification or termination upon written notice to the Adviser. The Multi-Class Expense Limitation Agreement may be renewed for consecutive twelve-month periods provided that the Adviser specifically approves such continuance at least annually. The Class F Expense Limitation Agreement shall continue in effect so long as Class F shares are outstanding. The Expense Limitation Agreements may be terminated only by the Board on written notice to the Adviser and will automatically terminate at such time as the Investment Advisory Agreement between the Fund and the Adviser is terminated. See “Management of the Fund” in the Prospectus.

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During the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023 the Fund paid $21,049,372, $14,397,207 and $9,922,080 in advisory fees to the Adviser, respectively. For the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023 the Adviser waived its advisory fees and also reimbursed Fund expenses of $1,719,629, $1,772,975 and $2,158,851, respectively.

The Sub-Adviser

The Adviser has engaged the Sub-Adviser, an SEC registered investment adviser pursuant to the provisions of the Advisers Act, to manage the Fund’s investment portfolio. Apollo is located at 9 West 57th Street, New York, NY 10019. The Sub-Adviser is an affiliate of Apollo.

Sub-advisory services are provided to the Fund pursuant to an agreement between the Adviser and Apollo. Under the terms of the sub-advisory agreement, the Adviser compensates the Sub-Adviser based on a portion of the Fund’s average daily net assets that have been allocated to the Sub-Adviser to manage. Fees paid to the Sub-Adviser are not an expense of the Fund. The fee table is as follows:

Annual Sub-Advisory Fee Rate as a Percentage of Average Daily Net Assets Managed by Apollo

$0—$250M	0.40%
$250M—$500M	0.30%
$500M—$1 Billion	0.25%
Over $1 Billion	0.20%

The Fund and the Sub-Adviser have also entered into an Administration Agreement (the “Affiliate Administration Agreement”), pursuant to which the Sub-Adviser will be entitled to reimbursement by the Fund of the Sub-Adviser’s cost of providing the Fund with certain non-advisory services. If the Sub-Adviser engages any persons (including sub-administrators) or any of its affiliates, including persons who are officers of the Fund, to provide accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund at the request of the Fund, the Fund will reimburse the Sub-Adviser for its costs in providing such accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board.

Potential Conflicts of Interest – Adviser

The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Affiliated Investment Vehicles”). The Fund has no interest in these activities. Personnel of the Adviser provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Affiliated Investment Vehicles. Such personnel of the Adviser devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for other accounts managed by the Adviser, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

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Potential Conflicts of Interest – Sub-Adviser

Apollo will be subject to certain conflicts of interest with respect to the services the Sub-Adviser provides to the Fund. These conflicts will arise primarily from Apollo, in other activities that may conflict with the Fund’s activities. You should be aware that individual conflicts will not necessarily be resolved in favor of your interest. The following list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund, but does reflect all material conflicts known to the Fund at the time of this filing.

Apollo sponsors, manages or advises and will continue to sponsor, manage or advise other investment funds, partnerships, limited liability companies, corporations or similar investment vehicles, clients or the assets or investments for the account of any client, or separate account for which, in each case, the Sub-Adviser or one or more of its affiliates acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity (collectively, including the Fund, “Apollo Clients” or “Clients”). Apollo will continue to sponsor, manage or advise new Apollo Clients, whether alone or partnering with others, and will continue to maintain, develop, expand or monetize its investment and advisory and related businesses. Certain current Apollo Clients have, and certain future Apollo Clients are expected to have, investment mandates that overlap, either substantially or in part, with that of the Fund, and Apollo expects that the universe of potential investments and other activities of Apollo’s business could overlap with the investments and activities of the Fund, each of which, as a result, is expected to create conflicts of interest. For clarification, Apollo Clients will not include (a) any alternative investment vehicle, special purpose vehicle, subsidiary of the Fund, vehicles established to structure a co-investment, master, joint or commingled account or investment vehicle, joint venture or other person through which the Fund can make an investment or group of investments or (b) any investment and any portfolio investment or investment of any other Apollo Client or Apollo and its subsidiaries, in each case subject to the 1940 Act, and unless the Adviser determines in its sole discretion that such person should be treated as an Apollo Client under the circumstances.

The following discussion sets forth certain potential conflicts of interest that should be carefully evaluated before making an investment in the Fund. Attention is also drawn to certain risk factors (see “Risk Factors” in the Prospectus) that refer to potential conflicts of interest.

Allocation of Investment Opportunities. Certain inherent conflicts of interest arise from the fact that (i) Apollo provides investment advisory and/or management services to more than one Apollo Client, (ii) Apollo Clients have one or more overlapping investment strategies and (iii) all or a portion of an investment opportunity may be allocated to Apollo in accordance with Apollo’s allocation policies and procedures.

To the extent that the Fund’s participation in an investment opportunity that is otherwise suitable for the Fund and other Apollo Clients would cause the investment to become subject to requirements and restrictions of any law, rule or regulation that could have an adverse impact on any or all participating Apollo Clients (or underlying investors) in such investment opportunity, Apollo is authorized to exclude the Fund as a whole.

The Exemptive Order. The Fund, the Adviser, the Sub-Adviser and certain affiliates received an exemptive order from the SEC on May 14, 2025 that permits the Fund, among other things, to co-invest with other funds and accounts managed by the Adviser, the Sub-Adviser or their affiliates, subject to certain conditions (the “Order”). Certain types of negotiated co-investments may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board, including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees, has approved co-investment policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted policies and procedures (the “Adviser Allocation Policy”) which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the

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Adviser. The Fund may determine to participate or not to participate, depending on whether the Sub-Adviser determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the Sub-Adviser determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.

The Order is subject to certain terms and conditions, so there can be no assurance that the Fund will be permitted to co-invest with certain of its affiliates other than in the circumstances currently permitted by regulatory guidance and the Order. For example, in certain instances, the Fund’s ability to participate in such negotiated joint transactions alongside affiliated entities will require a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees to reach certain conclusions, including that (i) the terms of the proposed transaction are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund and its shareholders on the part of any person concerned, and (ii) the transaction is consistent with the interests of the Fund’s shareholders. In certain situations where a co-investment with one or more funds managed by the Adviser, the Sub-Adviser or their affiliates is not covered by the Order, the personnel of the Adviser, the Sub-Adviser or their affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on the Adviser Allocation Policy.

The Adviser Allocation Policy can be revised by Apollo at any time without notice to, or consent from, the Fund’s shareholders.

Other Participants in Apollo’s Origination Platform. Other Apollo Clients participate in Apollo’s origination platform with the Fund, and certain Apollo Clients’ ability to acquire loans could in certain circumstances be dependent on the existence and performance of such other Apollo Clients. Certain of such other Apollo Clients will have different terms, investors, types of investors and investment mandates than those of the originating fund and the Fund, which could create conflicts between the interests of the originating fund and the Fund, on the one hand, and one or more of such other Apollo Clients, on the other hand, relating to, among other things, Apollo’s decision-making with respect to the relevant investment. Apollo seeks to resolve any and all conflicts in a fair and equitable manner; however, subject to the 1940 Act, there can be no assurance that any particular conflict will be resolved in the best interests of the Fund under the circumstances.

Investments with Respect to Which Other Apollo Clients May Benefit. The Fund can invest in joint ventures and can invest in Platform Investments, which investment activities may give rise to future investment opportunities (e.g., a forward commitment or other option acquired by the Fund or a relationship developed in connection with the making of an investment by the Fund) from which one or more other Apollo Clients may benefit. The Sub-Adviser has an incentive to take such future opportunities and/or benefits into consideration when making investment decisions for the Fund.

In addition, the 1940 Act may limit the Fund’s ability to undertake certain transactions with its affiliates that are registered under the 1940 Act or regulated as business development companies under the 1940 Act. As a result of these restrictions, the Fund may be prohibited from executing “joint” transactions with such affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.

Platform Investments. As Apollo continues to seek additional sourcing channels for investment opportunities for the Fund, Clients, Apollo and the Apollo Capital Solutions (“ACS”) business, it is also anticipated that there will be opportunities for investments in various companies or businesses, including, among others, financial services companies and investment advisory/management businesses, that would be allocated to Apollo (and not Apollo Clients, including those participating in Apollo’s origination platform) as part of developing investment sourcing opportunities for the platform, including as part of such underlying investment, a commitment to fund or otherwise contemporaneously participate in such sourcing opportunities by Apollo Clients, including those participating in Apollo’s origination platform (such investments, “Platform Investments”). To the extent applicable, any Platform Investments will be made in compliance with the Order.

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From time to time, Apollo may recruit an existing or newly formed management team to pursue a new “platform” opportunity that is expected to lead to investment opportunities for Apollo and/or Clients, including the Fund. In other cases, a new Platform Investment may be formed and used to recruit an existing or newly formed management team to build such Platform Investment through acquisitions and organic growth. Further, in order to augment the Fund team’s capabilities and diligence techniques and, in some instances, to operate or service the Fund’s investments, Apollo may partner with certain operating partners, including through joint ventures, Platform Investments or by making investments in high-quality operators with significant expertise and the requisite skills to operate or service the Fund’s assets. The structure of each Platform Investment and the engagement of each operating partner will vary, including in respect of whether a management or operating team’s services are exclusive to the platform and whether members of the management team are employed directly by such platform or indirectly through another management company established to manage such platform, and such structures are subject to change throughout an investment’s hold period, for example, in connection with potential restructurings, refinancings and/or dispositions. Members of the management or operating team for a Platform Investment could include former Apollo personnel, industry advisors, senior advisors and Apollo advisors. The management or operating team of a Platform Investment (or one or more members thereof) may also provide the same or similar services with respect to other Platform Investments of the Fund and/or one or more other Apollo Clients (including predecessor funds and successor funds thereto and co-investment vehicles) or provide the same or similar services for assets owned by third parties. The Fund may realize a Platform Investment (in whole or in part) through sale of the platform or a disposition of assets held through the platform. The services provided by the platform’s management and operating team could be similar to, and overlap with, services provided by Apollo to the Fund or to other Apollo Clients, and the services may be provided exclusively to the Platform Investments.

As with the Fund’s other portfolio investments, in respect of all Platform Investments, the Fund will bear the expenses of the management team and/or portfolio entity, as the case may be, including, for example, any overhead expenses, management fees or other fees, employee compensation, diligence expenses or other expenses in connection with backing the management team and/or the build out of the platform entity. Such expenses may be borne directly by the Fund pursuant to the Investment Advisory Agreement, Investment Sub-Advisory Agreement or Affiliate Administration Agreement, as applicable, or indirectly through operational expenses of the Platform Investment. In each case subject to the 1940 Act, the compensation of management of a platform portfolio entity may include management fees (or other fees, including, for example, origination fees) or interests in the profits of the portfolio entity (or other entity in the holdings structure of the Platform Investment), including profits realized in connection with the disposition of an asset and other performance-based compensation. None of the compensation or expenses described above will be offset against any management fees in respect of the Fund and will be borne by the applicable Platform Investment or by the Fund as Fund expenses pursuant to the Investment Advisory Agreement, Investment Sub-Advisory Agreement and Affiliate Administration Agreement.

Co-Investments Generally and Co-Investors. The Sub-Adviser may, consistent with the Order, offer the opportunity to co-invest alongside the Fund to one or more Co-Investors (as described below). The Sub-Adviser can, in its sole discretion, offer the opportunity to co-invest alongside the Fund to (i) other Apollo Clients, (ii) any limited partner of an Apollo Client (or any of its beneficial owners or any other client or account of its advisor or consultant), (iii) management or employees of the relevant portfolio company or issuer to which the Fund makes a loan or in which the Fund invests directly (a “Portfolio Company”), consultants and advisors with respect to such Portfolio Company or pre-existing investors or other persons associated with such Portfolio Company, (iv) any joint venture partner or operating partner, (v) any alternative investment fund or business sponsored, managed or advised by persons other than Apollo or (vi) any other persons or entities, including persons or entities whom the Sub-Adviser believes will be of benefit to the Fund or one or more Portfolio Companies or who may provide a strategic, sourcing or similar benefit to Apollo, any Apollo Client, the Fund, a Portfolio Company or one or more of their respective affiliates due to industry expertise, regulatory expertise, end-user expertise or otherwise (including credit or other investment funds sponsored by persons other than Apollo in so-called “club deals” through joint ventures or other entities). “Co-Investors” and any similar

38

terminology are intended to refer to investment opportunities that are allocated to the Fund based on its investment strategy and objectives and with respect to which the Sub-Adviser has, in each case, in its sole discretion, determined that it is appropriate to offer the opportunity to co-invest alongside the Fund to one or more such Co-Investors. Some of the Co-Investors with whom the Fund may co-invest have pre-existing investments with Apollo, and the terms of such pre-existing investments may differ from the terms upon which such persons may invest with the Fund in such investment.

As a closed-end fund registered under the 1940 Act, the Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely will in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside Apollo Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. However, subject to the 1940 Act, the Order and any other applicable co-investment order issued by the SEC, the Fund may co-invest with Apollo Clients (including co-investment or other vehicles in which Apollo or its personnel invest and that co-invest with such Apollo Clients) in investments that are suitable for the Fund and one or more of such Apollo Clients. Even if the Fund and any such Apollo Clients and/or co-investment or other vehicles invest in the same securities, conflicts of interest may still arise.

Co-Investment Allocations. The Sub-Adviser can allocate co-investment opportunities (including side-by-side investment rights) among Co-Investors in any manner it deems appropriate in its sole discretion taking into account those factors that it deems relevant under the circumstances, including:

(i) the character or nature of the co-investment opportunity (e.g., its size, structure, geographic location, relevant industry, tax characteristics, timing and any contemplated minimum commitment threshold);

(ii) the level of demand for participation in such co-investment opportunity;

(iii) the ability of a prospective Co-Investor to analyze or consummate a potential co-investment opportunity, including on an expedited basis;

(iv) certainty of funding and whether a prospective Co-Investor has the financial resources to provide the requisite capital;

(v) the investing objectives and existing portfolio of the prospective Co-Investor;

(vi) as noted above, whether a prospective Co-Investor is a private fund or similar person or business sponsored, managed or advised by persons other than Apollo;

(vii) the reporting, public relations, competitive, confidentiality or other issues that may also arise as a result of the co-investment;

(viii) the legal, tax or regulatory constraints to which the proposed investment is expected to give rise or that are applicable to a prospective Co-Investor;

(ix) the ability of the prospective Co-Investor to make commitments to invest in other Apollo Clients (including contemporaneously with the applicable co-investment);

(x) Apollo’s own interests;

(xi) the prospective Co-Investor can provide a strategic, sourcing or similar benefit to Apollo, the Fund, a Portfolio Company or one or more of their respective affiliates due to industry expertise, regulatory expertise, end-user expertise or otherwise;

(xii) the prospective Co-Investor’s existing or prospective relationship with Apollo; and

(xiii) with respect to the Fund, the restrictions set forth in the Order.

With respect to allocations influenced by Apollo’s own interests, there may be a variety of circumstances where Apollo will be incentivized to afford co-investment opportunities to one Co-Investor over another. For example,

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depending on the fee structure of the co-investment opportunity, if any, Apollo may be economically incentivized to offer such co-investment opportunity to certain Co-Investors over others based on its economic arrangement with such Co-Investors in connection with the applicable co-investment opportunity or otherwise. Additionally, Apollo may be contractually incentivized or obligated to offer certain Co-Investors a minimum amount of co-investment opportunities, including investors pursuant to other agreements (the terms of which will not be available for election through any “most favored nations” process), or otherwise bear adverse economic consequences for failure to do so, which consequences may include, a loss of future economic rights, including carried interest or other incentive arrangements. Further, from time to time, Apollo establishes Clients for the sole purpose of investing in co-investment opportunities that arise.

Apollo may allocate co-investment opportunities to prospective Co-Investors that ultimately decline to participate in the offered co-investment. In such instance, if another Co-Investor is not identified, certain Apollo Clients may be unable to consummate an investment, or may end up holding a larger portion of an investment than Apollo had initially anticipated. To the extent that this happens, the Apollo Client may have insufficient capital to pursue other opportunities or may not achieve its intended portfolio diversification.

The Fund may co-invest together with other Apollo Clients in some or all of the Fund’s investment opportunities, consistent with the Order. Apollo may also offer co-investment opportunities to Apollo co-investment vehicles (which may include participation by Apollo professionals and employees and other Apollo Clients or entities and other key advisors/relationships of Apollo). In determining the allocation of such co-investment opportunities, Apollo considers a multitude of factors, including its own interest in investing in the opportunity. With respect to the Fund, any co-investment expenses shall be paid consistent with the Order. With respect to other Co-Investors that committed to participate in a particular unconsummated co-investment, such Co-Investors shall bear their proportionate share of any fees, costs or expenses related to such unconsummated co-investment, such as reverse break-up fees or broken deal expenses.

Co-Investment Expenses. The Sub-Adviser may, but will not be obligated to, endeavor to cause unaffiliated Co-Investors that committed to participate in a particular unconsummated co-investment to bear their proportionate share of any fees, costs or expenses related to such unconsummated co-investment, such as reverse break-up fees or broken deal expenses, subject to the Order and the 1940 Act.

Fees and Carried Interest Payable with Respect to Co-Investments. Apollo can in its discretion: (i) receive performance-based compensation (such as carried interest or performance allocations), management fees or other similar fees from Co-Investors, and Apollo may make an investment, or otherwise participate, in any vehicle formed to structure a co-investment to facilitate, among other things, receipt of such performance-based compensation, management fees or other similar fees; and (ii) collect customary fees in connection with actual or contemplated investments that are the subject of such co-investment arrangements, and any such fees will be retained by, and be for the benefit of, the Sub-Adviser or any of its affiliates with respect to certain Co-Investors. Any such carried interest, incentive allocation, management fees or other similar fees received from Co-Investors with respect to any co-investment may (or may not) differ from those charged to the Fund. Additionally, in those circumstances where the applicable Co-Investors include one or more members of a Portfolio Company’s management group, the Co-Investors who are members of such management group may receive compensation relating to the investment in such Portfolio Company, including incentive compensation arrangements.

Syndications; Syndication Fees: Subject to the limitations of the 1940 Act, it is possible that a portion of the Fund’s portfolio investments will be syndicated to Apollo Clients, their portfolio companies, investors in Apollo Clients and other third parties via participations in and/or assignments or sales of loans (or interests therein) that the Fund purchased or originated. Subject to the limitations of the 1940 Act, Apollo, the Sub-Adviser and their affiliates and/or Apollo Clients may receive certain fees in connection with any such syndication. While the terms of any such transaction, including the price of the participation, assignment or sale, will not be set by Apollo, the Sub-Adviser or the Fund but rather will be established based on third-party valuations, Apollo will nevertheless have an incentive to determine the amount and timing of each syndication in a manner that takes into account the interests of other Apollo Clients that may participate, as well as the prospect of the fees

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described above, which will not necessarily be consistent with the interests of the Fund in connection with any particular investment.

Sharing of Services. Subject to the limitations of the 1940 Act, in certain circumstances, in order to create efficiencies and optimize performance, one or more Portfolio Companies of the Fund could determine to share the operational, legal, financial, back-office or other resources of another Portfolio Company of the Fund or a Portfolio Company of an Apollo Client. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities by Apollo in good faith and in accordance with the 1940 Act and SEC guidance. In addition, it is possible that a Portfolio Company or an affiliated service provider may be in the business of providing services that are, or could be, utilized by another Portfolio Company. In this situation, the Adviser may determine that one or more Portfolio Companies use the other Portfolio Company’s or affiliated service provider’s services, even where these services were previously provided to the investment from a third party. As applicable, the Fund’s Board of Trustees will approve any such services provided by an affiliated service provider. See “Affiliated Loan Origination and/or Servicing Businesses” below.

Allocation of Expenses. Apollo will from time to time incur fees, costs and expenses on behalf of the Fund, one or more other Apollo Clients and itself. To the extent such fees, costs and expenses are incurred for the account or for the benefit of the Fund, one or more other Apollo Clients and itself, the Fund, such other Apollo Clients and Apollo will typically bear an allocable portion of any such fees, costs and expenses (subject to the terms of the Investment Advisory Agreement, Investment Sub-Advisory Agreement and Affiliate Administration Agreement) in such manner as the Adviser in good faith determines. In most cases, Apollo’s Expense Allocation Steering Committee, which typically meets on a quarterly basis, is responsible for the overall expense allocations and the related methodologies for Apollo and Apollo Clients. For example, with respect to Apollo’s group professional liability insurance policy, approximately 90% of the premiums are allocated among all Apollo Clients covered under such policy while the remaining portion is borne by Apollo. Although Apollo endeavors to allocate such fees, costs and expenses in good faith over time, there can be no assurance that such fees, costs and expenses will in all cases be allocated appropriately. Notwithstanding the foregoing, Apollo may in the future develop policies and procedures to address the allocation of expenses that differ from its current practice.

Apollo anticipates that fees, costs and expenses incurred in connection with the acquisition of portfolio investments will typically be borne by the relevant Portfolio Companies. However, it is possible that one or more Portfolio Companies will not agree to pay all or a portion of such amounts, or will not pay such amounts when due. In either such case, such expenses (or portion thereof) will be borne by the applicable Apollo Clients (including the Fund) as operating expenses.

Overhead Allocation. Apollo has in-house accounting, legal, compliance, tax, administrative, operational (including portfolio and asset management), finance, risk, reporting, technology, investor servicing and other types of personnel or employees that provide support to Apollo Clients (including the Fund) and their respective subsidiaries and potential and existing portfolio investments on an ongoing basis. These employees assist with, among other things, the legal, compliance, tax, administrative, operational, finance, risk, reporting, technology, investor servicing and other functions of the Adviser, the Sub-Adviser, their affiliates and Apollo Clients (including the formation of, and capital raising for, Apollo Clients) and their respective acquisition, due diligence, holding, maintenance, financing, restructuring and disposition of investments, including, without limitation, mergers and acquisitions, financing and accounting, legal, tax and operational support and risk, litigation and regulatory management and compliance. The performance of such functions by Apollo employees and affiliated service providers and their employees could be in addition to or as an alternative to the outsourcing of any such services to third party service providers at market rates, including entities and persons regularly used by Apollo and its affiliates, Apollo Clients and their respective potential and existing portfolio investments. Additionally, Clients sometimes directly or indirectly bear the salary, fees, expenses or other compensation for affiliated service providers established to provide services to one or more Clients and their respective portfolio investments, such as services that seek to provide, among other things, (i) enhanced savings in connection with the underlying operations of portfolio investments, (ii) enhanced synergies, savings and scale across all or groups of portfolio investments, and (iii) certain

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services for Clients which Apollo determines in its discretion should not be considered as part of or related to the traditional investment management services provided by Apollo. In some cases, these services could be in lieu of or in addition to services that were previously outsourced or previously provided by Apollo, including in some cases at no-charge and could take the form of such affiliated service provider receiving compensation that is a portion (percentage or fixed dollar amount) of the savings, as calculated by Apollo in its discretion. Apollo will determine whether such services should be viewed as the type of services for which an affiliated service provider could receive compensation and/or expense reimbursement (including the overhead of such affiliated service provider). All fees, costs and expenses incurred by Apollo (including allocable compensation of such personnel or employees and related overhead otherwise payable by Apollo in connection with their employment, such as rent and benefits) in connection with services performed by personnel or employees of the Adviser or Sub-Adviser or their affiliates that constitute services for or in respect of the Fund, its subsidiaries and its existing and potential portfolio investments, may be allocable to and borne by the Fund pursuant to the Investment Advisory Agreement, Investment Sub-Advisory Agreement or Affiliate Administration Agreement, as applicable. Without prejudice to the above, in relation to Apollo, the overhead allocation could also specifically include fees, costs and/or expenses relating to services connected to the valuation function, the risk management function and the finance function (i.e., including the supervision and oversight of the central administration function). See “Investment Advisory and Other Services” above. Such allocations to the Fund will be based on any of the following methodologies (or any combination thereof), among others: (i) requiring personnel to periodically allocate their historical time spent with respect to the Fund, the Adviser or Sub-Adviser, approximating the proportion of certain personnel’s time spent with respect to the Fund (which will be tracked on a regular, periodic basis), and, in each case, allocating their compensation and allocable overhead based on such approximations of time spent, or charging such approximations of time spent at market rates, (ii) the assessment of an overall dollar amount (based on a fixed fee or percentage of assets under management) that the Adviser or Sub-Adviser, as applicable, determines in good faith represents a fair recoupment of expenses and for such services, or (iii) any other methodology determined by the Adviser or Sub-Adviser, as applicable, in good faith to be appropriate and practicable under the circumstances. Further, the methodology utilized for one personnel group could be different from the methodology utilized by another personnel group, and different methodologies may be utilized, including within a single personnel group, at different times or in determining different types of allocations (such as allocations among Apollo Clients, on the one hand, and allocations as between Apollo Clients and Apollo affiliates, on the other hand). Determining such charges based on approximate allocations, rather than time recorded on an hourly or similar basis (which will not be undertaken), could result in the Fund being charged a different amount (including relative to another Apollo Client), which could be higher or lower, than would be the case under a different methodology. Any methodology (including the choice thereof), as well as the application of any approximations it entails, involves inherent conflicts between the interests of the Fund, on the one hand, and any other Apollo Client or Apollo affiliate to which all or a portion of the relevant personnel’s time would otherwise be charged, on the other hand, and could result in incurrence of greater expenses by the Fund and its subsidiaries and potential and existing portfolio investments than would be the case if such services were provided by third parties at market rates. Further, some Apollo Clients’ governing documents could restrict or preclude the allocation of any of the foregoing amounts to such Apollo Clients, in which case such Apollo Clients could bear a lesser amount of such expenses relative to the Fund or any other Apollo Client, or not bear any such expenses at all.

Restrictions on Transactions Due to Other Apollo Businesses. From time to time, various potential and actual conflicts of interest will arise from the overall advisory, investment and other activities of Apollo and its personnel. Apollo will endeavor to resolve conflicts of interest with respect to investment opportunities in a manner that it deems equitable to the extent possible under the prevailing facts and circumstances. As discussed further in “Allocation of Investment Opportunities” above, and in “Potential Duties to Other Stakeholders” below, Apollo can invest, on its own behalf, in securities and other instruments that would be appropriate for, held by or fall within the investment guidelines of an Apollo Client (including the Fund). Apollo can give advice or take action for its own account that can differ from, conflict with or be adverse to advice given or action taken for Apollo Clients (including the Fund). These activities will, in certain circumstances, adversely affect the prices and availability of other business opportunities, transactions, securities or instruments held by, available to or potentially considered for one or more Apollo Clients (including the Fund). Potential conflicts of interest also

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arise due to the fact that Apollo has investments in some Apollo Clients but not in others, or has different levels of investment in the various Apollo Clients, and that the Apollo Clients bear different levels of fees and incentive compensation in favor of Apollo.

Apollo, together with Apollo Clients, engages in a broad range of business activities and invests in businesses and assets whose operations can be substantially similar to, and/or competitive with, the business and assets in which Apollo Clients have invested. The performance and operation of such competing businesses and assets could conflict with and adversely affect the performance and operation of an Apollo Client’s portfolio companies or other operating entities, and could adversely affect the prices and availability of business opportunities, transactions, securities or instruments held by, available to or potentially considered for such portfolio investments. Apollo will seek to resolve conflicts in a manner that Apollo deems to be fair and equitable.

In addition, Apollo can give advice, or take action with respect to, the investments of one or more Apollo Clients that may not be given or taken with respect to other Apollo Clients with similar investment programs, objectives or strategies. Accordingly, Apollo Clients with similar strategies may not hold the same securities or instruments or achieve the same performance. Apollo also advises Apollo Clients with conflicting investment objectives or strategies. These activities also could adversely affect the prices and availability of other securities or instruments held by, available to or potentially considered for one or more Apollo Clients. Apollo has and expects to maintain ongoing relationships with issuers whose securities have been acquired by, or are being considered for investment by, Apollo Clients.

Apollo may also have ongoing relationships with issuers whose securities have been acquired by, or are being considered for investment by, Apollo Clients. From time to time, Apollo may acquire securities or other financial instruments of an issuer for one Apollo Client which are senior or junior to securities or other financial instruments of the same issuer that are held by or acquired for another Apollo Client (e.g., one Apollo Client could acquire senior debt while another Apollo Client acquires subordinated debt). Apollo also advises Apollo Clients with conflicting investment objectives or strategies. For example, in the event such issuer enters bankruptcy, the Apollo Client holding securities that are senior in bankruptcy preference is expected to have the right to pursue the issuer’s assets to fully satisfy the issuer’s indebtedness to such Apollo Client, and Apollo might have an obligation to pursue such remedy on behalf of such Apollo Client. As a result, another Apollo Client holding assets of the same issuer that are more junior in the capital structure might not have access to sufficient assets of the issuer to completely satisfy its bankruptcy claim against the issuer and suffer a loss. These activities also could adversely affect the prices and availability of other securities or instruments held by, available to or potentially considered for one or more Apollo Clients.

Apollo Clients will, from time to time, subject to their governing documents, as applicable, acquire and dispose of securities or other financial instruments in portfolio investments at different times and upon different terms. The interests of Apollo Clients (including the Fund) in such investments will not be aligned in all or any circumstances, and there will be actual or potential conflicts of interests or the appearance thereof. In this regard, actions could, from time to time, be taken by Apollo that are adverse to the Fund. Apollo will also have ongoing relationships with issuers whose securities have been acquired by or are being considered for investment by Apollo Clients. Situations could arise where another Apollo Client acquires or otherwise engages in transactions with respect to securities of an entity in which the Fund has a financial interest (whether in the same or a different class of securities) or otherwise engages in selling, divesting or making further acquisitions or otherwise engages in transactions with respect to securities of such entity, including in connection with and following a co-investment. For example, the Fund can engage assets of other Apollo Clients to provide additional services with respect to the Fund’s Portfolio Companies. To the extent that any transactions involve the sale of securities between Apollo Clients, such transactions will be conducted in accordance with, and subject to, the 1940 Act and its rules and regulations, and to the extent that any such transactions may be viewed as a principal transaction due to the ownership interest by Apollo and its personnel, Apollo will comply with the requirements of Section 206(3) of the Advisers Act and its internal policies.

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As described herein, Apollo, together with Apollo Clients, engages in a broad range of business activities and invests in a broad range of businesses and assets. The Adviser may take into account Apollo’s, its affiliates’ and/or other Apollo Clients’ respective interests (including reputational interests) when determining whether to pursue a potential portfolio investment for the Fund. As a result, it is possible that the Adviser may choose not to pursue or consummate an investment opportunity for the Fund notwithstanding that such investment may be profitable for the Fund or that the Adviser may choose not to pursue an investment opportunity because of the reputational, financial and/or other interests of Apollo and its affiliates.

Further, the Fund is prohibited under the 1940 Act from participating in certain transactions with certain affiliates (including portfolio companies of Apollo Clients). Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act and generally the Fund will be prohibited from buying or selling any securities from or to such affiliate. However, the Fund may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Sub-Adviser between the Fund’s interests and the interests of such affiliate, in that the ability of the Sub-Adviser to recommend actions in the Fund’s best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), unless such transaction is completed in accordance with the terms and conditions of the Order and/or in reliance on any other applicable relief granted by the SEC.

Capital Structure Conflicts. The Fund is permitted to invest in a Portfolio Company in which one or more other Apollo Clients hold an investment in a different class of such Portfolio Company’s debt or equity, or vice versa, subject to the limitations of the 1940 Act. For example, to the extent permitted by the 1940 Act with respect to the Fund:

(i)

Apollo can acquire securities or other financial instruments of an issuer for one Apollo Client or itself that are senior or junior to securities or other financial instruments of the same issuer that are held by, or acquired for, another Apollo Client (e.g., one Apollo Client could acquire senior debt while another Apollo Client acquires subordinated debt),

(ii)

Apollo could make a holistic capital solutions proposal to an issuer that involves multiple Apollo Clients (including the Fund) providing financing, in the form of debt or equity, or a combination thereof investing across two or more tranches or series of such issuer’s capital structure,

(iii)	Apollo can permit other Apollo Clients to provide debt or equity financing to a Portfolio Company in which the Fund holds an investment,

(iv)	Apollo can permit the Fund (including together with other Apollo Clients) to provide financing to a portfolio company/portfolio investment of other Apollo Clients or

(v)	Apollo can cause an Apollo Client (including the Fund) to provide financing and/or leverage to another Apollo Client (including the Fund) with respect to investments.

Conflicts of interest are expected to arise under such circumstances. For example, in the event Apollo negotiates a holistic capital solution with an issuer, as described in clause (ii) above, the specific terms and conditions of each tranche or series could be impacted by Apollo’s desire to provide an overall financing package, which could result in the terms and conditions of the tranche or series in which the Fund participates being less favorable to the Fund than could have been the case absent such an overall arrangement. Apollo, in its sole discretion, and in response to the desires of an issuer in some cases, could negotiate for enhanced terms or protections for one tranche or series at the expense of another tranche or series, and the issuer’s ultimate approval of the holistic capital solution should not be viewed as dispositive that the terms and conditions of each tranche or series, taken individually, reflect an arms’-length arrangement.

In addition, in the event that any issuer in which Apollo and/or Apollo Clients are invested in different levels of the capital structure enters bankruptcy, Apollo or the Apollo Client(s) holding securities that are senior in

44

bankruptcy preference are expected to have the right to aggressively pursue the issuer’s assets to fully satisfy the issuer’s indebtedness to Apollo or such Apollo Client(s), and Apollo might have an obligation to pursue such remedy on behalf of itself or such Apollo Client(s). As a result, another Apollo Client holding assets of the same issuer that are more junior in the capital structure might not have access to sufficient assets of the issuer to completely satisfy its bankruptcy claim against the issuer and suffer a loss.

Apollo has instituted policies and procedures that are reasonably designed to identify and address such potential conflicts of interest (including at the inception of an investment and during the holding or ownership of an investment) and that seek to ensure that Apollo Clients are treated fairly and equitably. The application by Apollo of its policies and procedures will vary based on the particular facts and circumstances surrounding each investment made by Apollo and Apollo Clients (including the Fund), or made by two or more Apollo Clients (including the Fund), in different classes, series or tranches of an issuer’s capital structure (as well as across multiple issuers or borrowers within the same overall capital structure), and, as such, investors should expect some degree of variation, and potentially inconsistency, in the manner in which potential, or actual, conflicts of interest are addressed by Apollo. Multiple capital structure conflicts described herein could arise with respect to a single transaction or series of transactions, increasing the potential risk of variation and inconsistency in the manner in which such conflicts are sought to be mitigated by Apollo, and the ultimate outcome for a Client could be less favorable to such Client than might otherwise have been the case had such transaction or series of transactions implicated fewer conflicts of interest between and among Apollo and Clients. While Apollo’s policies and procedures for addressing conflicts, whether between Apollo and Apollo Clients and/or among multiple Apollo Clients, are intended to resolve such conflicts in an impartial manner, there can be no assurance that Apollo’s own interests will not influence its conduct or that such policies and procedures will not be implemented or amended in a way that benefits Apollo or other Clients.

In addressing certain of the potential conflicts of interest described herein, Apollo and/or the Sub-Adviser may, but will not be obligated to, take one or more actions on behalf of the Fund or any other Apollo Client, including any one or more of the following:

(i)

causing an Apollo Client (including the Fund) to remain passive in a situation in which it is otherwise entitled to vote, which may mean that the Fund or any other Apollo Client defers to the decision or judgment of an independent, third-party investor in the same class of equity or debt securities or other financial instruments held by the Fund or such other Apollo Client;

(ii)	referring the matter to one or more persons not affiliated with Apollo to review or approve of an intended course of action with respect to such matter;

(iii)

establishing ethical screens or information barriers to separate Apollo investment professionals or assigning different teams of Apollo investment professionals, in each case, who are supported by separate legal counsel and other advisers, to act independently of each other in representing different Apollo Clients or Apollo Clients that hold different classes, series or tranches of an issuer’s capital structure;

(iv)

as between two Apollo Clients, ensuring (or seeking to ensure) that the underlying investors therein own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interest; or

(v)

causing the Fund or another Apollo Client to divest itself of a security, financial instrument or particular class, series or tranche of an issuer’s capital structure it might otherwise have held on to.

Any such step would be subject to the 1940 Act and could have the effect of benefiting other Apollo Clients or Apollo at the expense of the Fund, and there can be no assurance that any of these measures will be feasible or effective in any particular situation, and it is possible that the outcome for the Fund will be less favorable than might otherwise have been the case if Apollo had not had duties to other Apollo Clients.

The Sub-Adviser, its affiliates and management of a Portfolio Company will be required at times to make decisions that are adverse to the interests of the equity investors in such Portfolio Company while at the same

45

time beneficial to the debt investors in such Portfolio Company, or vice versa (for example, if such Portfolio Company or a subsidiary thereof should file for bankruptcy). For example, should the Sub-Adviser and its affiliates or management of a Portfolio Company act in a way that is not in the best interests of the debt investors in such Portfolio Company, then, to the extent that the Sub-Adviser and its affiliates or management of such Portfolio Company are directed by Apollo, such decision could subject the Sub-Adviser and the Fund, among others, to the risk of claims to which they would not otherwise be subject, including claims of breach of the duty of loyalty or violations of securities law. To the extent that a greater number or proportion of debt investors in a Portfolio Company are Apollo Clients (or Apollo) or are investors in Apollo Clients, Apollo will be incentivized to prioritize the interests of the debt investors in such Portfolio Company (including Apollo itself) over the interests of the equity investors in such Portfolio Company (including Apollo itself), and vice versa, and Apollo will be subject to certain conflicts of interest in connection therewith.

Certain Transactions. Situations may arise where certain assets held by the Fund may be transferred to Apollo Clients and vice versa. Such transactions will be conducted in accordance with, and subject to, the Sub-Adviser’s contractual obligations to the Fund and applicable law, including the 1940 Act.

Representing Creditors and Debtors. The Sub-Adviser and its affiliates can serve as the controlling persons of Apollo Clients that hold positions in creditors or debtors either in proceedings under relevant bankruptcy or insolvency codes or prior to such filings. From time to time, the Sub-Adviser and its affiliates serve as advisers to creditor or equity committees on behalf of such Apollo Clients. This involvement, for which the Sub-Adviser and its affiliates could be compensated, could, among other things, limit or preclude the flexibility that the Fund otherwise has to participate in restructurings of investments, or that the Fund requires to liquidate any existing positions of the applicable issuer.

Subdivision of Debt Obligations. Subject to the limitations of the 1940 Act and the conditions under the Order, the Sub-Adviser, acting in respect of the Fund and other Apollo Clients, is permitted, from time to time, to subdivide a debt obligation into two or more tranches, each of which has different terms from the original obligation with respect to interest and principal repayment, seniority and subordination, default remedies, rights to collateral and other matters. The owner of the original obligation, which could have been acquired directly from a borrower in a negotiated transaction or in the secondary market, can retain an interest in one or more tranches and elect to dispose of any such interests. The subdivision or “tranching” of debt obligations typically will be undertaken when Apollo determines that it can achieve competitive advantages or other benefits. For example, a borrower would be expected to favor a lender that is prepared to negotiate a single, consolidated credit arrangement, instead of having to negotiate senior and subordinated loans and/or secured and unsecured loans with multiple lenders. Tranching can also facilitate access to debt obligations or other securities having specific features that suit the differing risk and return parameters of different Apollo Clients (including the Fund) on a more customized basis than is available in the market at a particular time. Participation by the Fund in these tranching activities may give rise to a variety of potential conflicts of interest with Apollo and other Apollo Clients. See also “Bankruptcy and Other Distress Situations” below.

Bankruptcy and Other Distress Situations. When a debtor with different classes of outstanding debt becomes bankrupt or experiences severe financial distress, a resolution of the situation often requires adversarial judicial proceedings or contentious negotiations. If this were to occur with respect to a debtor for which the Fund and other Apollo Clients hold different tranches of debt or other securities, it generally will not be feasible for Apollo to advocate effectively for the interests of all of its clients to the extent that there are conflicting or competing interests among holders of different tranches. As a threshold matter, Apollo expects that in a bankruptcy or other distressed situation, it will generally consider whether it is necessary or appropriate to arrange for separate legal counsel to be engaged on behalf of each separate tranche in order to analyze and identify the available rights, remedies, potential claims and legal strategies for seeking to maximize the recovery potentially available to the tranche, unless the outcome for a particular tranche is clear and certain. It is anticipated that, where feasible, an effort will be made to fashion a compromise solution. Any such effort to reach a compromise solution could result in the Fund and, in turn, other Apollo Clients, experiencing a worse outcome than they might have

46

achieved in the absence of Apollo’s conflicting loyalties. In certain circumstances, Apollo could seek to mitigate the conflict by delegating certain decision-making responsibilities on behalf of the Fund or other Apollo Clients to unaffiliated third parties, or by seeking to dispose in whole or in part of one or more tranches. Alternatively, Apollo can seek to accommodate the competing interests of Apollo Clients by assigning different teams of Apollo investment professionals, supported by separate legal counsel and other advisers, to act independently of each other in representing different tranches. There can be no assurance that any of these measures will be implemented, feasible or effective in any particular situation, and it is possible that the outcome for the Fund, and in turn, the Apollo Client, will be less favorable than might otherwise have been the case if Apollo had not had duties to Apollo Clients holding other tranches.

While Apollo anticipates that, over time, the overall benefits of permitting multiple clients, including the Fund, to participate in different tranches will outweigh the potential disadvantages in particular circumstances, there is no way to predict whether these net benefits will ultimately be achieved. Moreover, Apollo’s own interests will influence how conflicts between clients in these situations will be resolved. For example, Apollo will be perceived to have an incentive to favor the interests of Apollo Clients that invest primarily in more subordinated classes of debt, since Apollo’s compensation from such clients is generally higher than the compensation earned from clients that invest primarily in more senior debt. While Apollo’s policies and procedures for addressing the conflicts between its clients in these situations are intended to resolve the conflicts in an impartial manner, there can be no assurance that Apollo’s own interests will not influence its conduct.

Brokerage Commissions. The Fund’s securities transactions generate brokerage commissions and other compensation, including clearing fees and charges, all of which the Fund, not the Sub-Adviser or any of its affiliates, will be obligated to pay. The Sub-Adviser has sole discretion in deciding what brokers and dealers the Fund uses, subject to Board approval, and in negotiating the rates of brokerage commissions and other compensation the Fund pays. In selecting brokers and negotiating commission rates, the Sub-Adviser (i) will take into account such information it deems appropriate, (ii) need not solicit competitive bids and (iii) does not have any obligation to seek the lowest available commission cost or spread. The Fund buys and sells securities directly from or to brokers each acting as “principals” at prices that include markups or markdowns, and buys securities from underwriters or dealers in public offerings at prices that include compensation to the underwriters and dealers. Any use of commissions or “soft dollars” generated by the Fund to pay for brokerage and research products or services will fall within the safe harbor created by Section 28(e) of the Exchange Act, although the Fund does not intend to use “soft dollars.”

Information Barriers and Restricted Lists. Apollo has adopted discrete inside information barriers in respect of certain business strategies and/or segments, as well as the use of one or more restricted lists, and related policies and procedures to provide for the proper handling of material non-public information to prevent violations of laws and regulations prohibiting the misuse of such information and to avoid situations that might create an appearance of misuse. Apollo’s internal compliance department (“Apollo Compliance”) is responsible for monitoring the information barriers established by Apollo, administering the information sharing policies and procedures, overseeing potential and actual conflicts of interest, and escalating, as appropriate. There could be circumstances in which one or more individuals, including investment professionals and committee members otherwise involved in investment activities, will be precluded from providing services to Clients or from being involved in specific investment related activities or decisions because of certain confidential information available to those individuals or to other parts of Apollo, or because of other applicable legal or regulatory restrictions resulting from their involvement. In such circumstances, applicable legal or regulatory restrictions (or applicable information barrier policies and procedures or other related compliance policies) could require such investment executives to recuse themselves from the relevant investment committees or otherwise from participating in investment activities or decisions relating to Clients’ investments. Clients could be adversely impacted in such circumstances. Notwithstanding the maintenance of restricted securities lists and other internal controls, it is possible that the internal controls relating to the management of material nonpublic information could fail and result in Apollo, or one of its investment professionals or other employees, buying or selling a security while, at least constructively, in possession of material nonpublic information. Inadvertent trading on

47

material nonpublic information could have adverse effects on Apollo’s reputation, result in the imposition of regulatory or financial sanctions and, as a consequence, negatively impact Apollo’s ability to provide its investment management services to Apollo Clients. In addition, Apollo’s investment professionals or other employees will acquire, in their capacities as investment professionals or otherwise of one or more Apollo Clients (including the Fund), nonpublic information regarding investment opportunities, business methodologies, strategies and other proprietary information that is shared with and ultimately used for the benefit of other Apollo Clients, including Apollo Clients (other than the Fund) within Apollo’s credit, private equity or real assets business segments. Although Apollo will endeavor to ensure that such information sharing and use does not prejudice the Fund or one or more other Apollo Clients, there can be no assurance that such endeavors will be sufficient or successful.

Management Team. Management intends to devote sufficient time to the Fund. Apollo and its personnel will have conflicts of interest in allocating their time and services among Apollo Clients and personal investment activities. The Sub-Adviser’s personnel will work on other projects, including other Apollo Clients and Apollo’s other existing and potential business activities. In addition, Apollo’s personnel will participate in the management of the investment activities of other Apollo Clients concurrently with their obligations to the Fund. In certain circumstances, it is possible that the investments held by such Apollo Clients will be in competition with those of the Fund. None of the shareholders of the Fund will have an interest in investments made by such other Apollo Clients solely by reason of their investment in the Fund.

Employees of Apollo may, from time to time, serve as directors or as board observers with respect to operating entities, the securities of which are purchased on behalf of Apollo Clients. In the event that Apollo (i) obtains material nonpublic information in such capacity with respect to the issuer of any such securities or (ii) is subject to trading restrictions pursuant to the internal policies of such issuer, Apollo will be restricted from engaging in transactions with respect to the securities or instruments of such issuer. Such a restriction could have an adverse effect on the Fund and other Apollo Clients.

Conflicts of interest are expected to arise because Apollo employees (including personnel dedicated to the Fund) will serve as directors, board observers or management committee members or in a similar capacity, of certain of the operating entities in which the Fund invests. In addition to any fiduciary duties Apollo employees owe to the Fund as directors or management committee members of operating entities, such employees may owe fiduciary duties to the other owners of such entities, which in many cases are other Apollo Clients, and to persons other than the Fund. In general, such director or similar positions are often important to the Fund’s investment strategy and often have the effect of enhancing the ability of Apollo to manage investments. However, such positions could also have the effect of impairing the ability of Apollo to sell the related securities when, and upon the terms, it otherwise desires. In addition, such positions can place Apollo employees in a position where they must make a decision that is either not in the best interests of the Fund or not in the best interests of the other owners of the operating entity where the Fund is not the sole owner of the applicable operating entity. Should an Apollo employee make a decision that is not in the best interest of such owners, such decision could subject Apollo and the Fund to claims that they would not otherwise be subject to as an investor, including claims of breach of the duty of loyalty, securities claims and other director-related claims. In addition, because of the potential conflicting fiduciary duties, Apollo could be restricted in choosing investments for the Fund, which could negatively impact returns received by the Fund.

Apollo’s Chief Executive Officer and certain other Apollo senior personnel have established family offices (each a “Family Office” and collectively the “Family Offices”) to provide investment advisory, accounting, administrative and other services to their respective family accounts (including certain charitable accounts) in connection with their personal investment activities unrelated to their investments in Apollo entities and their respective involvement in such Family Offices could require the respective resources and attention of the Chief Executive Officer and/or certain senior personnel who may also have responsibilities to one or more Clients. The investment activities of the Family Offices and the involvement of Apollo’s founders (the “Founders”) in these activities give rise to potential conflicts between the personal financial interests of the Founders and the interests of the Fund or other Apollo Clients (for example, if the Family Offices were to hold debt obligations or securities

48

in a Portfolio Company in which the Fund or another Apollo Client owned equity or subordinated debt and that was experiencing financial distress). Apollo has adopted certain procedures designed to mitigate some of these potential conflicts (for example, by requiring investment professionals employed by the Family Offices to refrain from making direct investments in portfolio investments that are controlled by the Fund or other Apollo Clients or that are the subject of announced transactions involving the Fund or other Apollo Clients), but there can be no assurances that such procedures reduce or eliminate such conflicts of interest. Apollo could, on a discretionary or other basis, manage accounts for such Family Offices, including funds with overlapping mandates, and without such Family Offices paying any fees or carried interest. Such accounts could be treated as Clients for purposes of the allocation policy or as Co-Investors, which gives rise to potential or actual conflicts of interest.

Each of the Family Offices employs its own professional staff at its own expense, and each of them conducts its day-to-day operations independently of Apollo. Set forth below is a summary of certain procedures that are currently in place for certain categories of investments in which the Family Offices can participate, in each case subject to the limitations of the 1940 Act and conditions under the Order:

•

Liquid Credit Investments. The Founders generally do not participate in decisions to invest in, nor do they have investment discretion with respect to, liquid credit investments by their respective Family Offices. To the extent a Founder does not provide guidance or participate in investment decisions with respect to liquid credit investments, its respective Family Office may participate in such investments provided that the Family Office certifies to Apollo Compliance, on a quarterly basis, that it was not directed by its respective Founder to buy, sell or vote on any such liquid credit investments. To the extent a Founder were to provide guidance or participate in investment decisions with respect to liquid credit investments on behalf of its respective Family Office, such investment opportunities would first be reviewed by Apollo for potential conflicts of interest, including for possible allocation to the Fund or other Apollo Clients.

•

Illiquid, Private Investments (Equity and Debt) and Public Equities. The Founders may provide guidance or participate in investment decisions on behalf of their respective Family Offices in connection with illiquid, private investments and public equities. These investment opportunities are reviewed by Apollo for potential conflicts of interest, including for possible allocation to the Fund or other Apollo Clients.

These procedures are designed to seek to mitigate conflicts of interest; however, there will be situations where a Family Office, with respect to certain asset classes, reviews and invests in investment opportunities that overlap with the mandates of the Fund or other Apollo Clients. These procedures can be revised by Apollo at any time without notice to, or consent from, the shareholders of the Fund.

Affiliated Service Providers. Subject to the limitations of the 1940 Act and SEC guidance, the Fund and/or its existing and potential Portfolio Companies may engage affiliated service providers to perform certain non-advisory services, including those described herein. Affiliated service providers may receive compensation based on, among other things, the performance of the Portfolio Companies that they service. Therefore, it is possible that certain affiliated service providers may receive incentive compensation from the Fund, even though the Fund does not generally bear incentive compensation and even if the Fund, as a whole, does not have net capital appreciation at the time. Such compensation arrangements may create an incentive to make investments or investment decisions that are riskier or more speculative than would be the case if such arrangements were not in effect. Certain of such affiliated service providers and the types of services they provide and the activities in which they engage are described below.

The relationship between Apollo and any affiliated service provider, including the ACS business, will give rise to conflicts of interest between Apollo and the affiliated service provider, on the one hand, and Apollo Clients (including the Fund), on the other hand, to or with respect to whom such affiliated service provider provides services, or in respect of the Apollo Clients (including the Fund) that have an interest in any potential or existing Portfolio Company or portfolio investment to or with respect to which any such affiliated service provider

49

provides services. In particular, Apollo, through its interest in any affiliated service provider engaged by a Client or a portfolio investment, will be subject to conflicts of interest as between its economic interest in such affiliated service provider and its obligations to such Client or such portfolio investment. Certain Apollo professionals and other persons (including persons associated with AGS or AGF (as defined below)) that are involved in providing origination, sourcing, portfolio management, syndication or other services to the Fund on behalf of Apollo (including Apollo investment professionals dedicated to, among other things, corporate credit and direct origination) will also be involved in the business and operations of affiliated service providers, including the activities of AGS and AGF described below. The fees earned by affiliated service providers in respect of services provided by such persons in respect of affiliated service providers will not reduce any management fees payable by any Apollo Client. Such persons will face conflicts of interest in dedicating time and resources to the Fund, which could have a detrimental effect on the Fund’s performance. Apollo seeks to address this conflict of interest by providing in the Apollo Code of Ethics that all supervised persons have a duty to act in the best interests of each Apollo Client, including the Fund, and by providing training to supervised persons with respect to conflicts of interest and how such conflicts are identified and resolved under Apollo’s policies and procedures. In addition, an affiliated service provider can provide services to third parties (including corporate borrowers, as described below), including third parties that are competitors of Apollo or one or more of its affiliates, Apollo Clients or their existing or potential Portfolio Companies or portfolio investments. In such cases, the affiliated service provider will generally not take into consideration the interests of the Fund or its Portfolio Companies, but rather will take into account its own interests.

Further, conflicts of interest will arise in connection with an affiliated service provider’s provision of services to or in respect of an Apollo Client or an existing or potential Portfolio Company or portfolio investment on account of, among other things:

(i)

Apollo, together with the affiliated service provider, viewing the relevant Apollo Client or potential or existing Portfolio Company or portfolio investment as a source of revenue (which would in most instances not result in a reduction of management fees payable by the applicable Apollo Client),

(ii)

an existing or potential Portfolio Company or portfolio investment engaging an affiliated service provider in an effort to obtain equity, debt or other forms of financing or investment by Apollo Clients (including the Fund), including in connection with services provided or to be provided by an affiliated service provider in respect of a class, tranche or series within such company’s capital structure (or such company’s capital structure as a whole) in which such Apollo Client(s) are not invested or are not expected to invest (and in such circumstance such Apollo Clients are invested or are expected to invested in a different class, tranche or series within such company’s capital structure),

(iii)

the sourcing and approval of potential Fund investments that result in incremental revenue to such affiliated service provider (including in circumstances where such revenue would not have existed but for a potential or existing Portfolio Company’s or portfolio investment’s engagement of such affiliated service provider), including as a means to facilitate the engagement of such affiliated service provider by any such company or investment in connection with a contemporaneous investment in such company or investment by an Apollo Client (including the Fund),

(iv)	Apollo compensation arrangements with respect to such revenue and

(v)

the allocation of a given investment opportunity, including the under- or over-commitment of certain Apollo Clients, and/or the inclusion or exclusion of certain Apollo Clients (in whole or in part) from such investment opportunity, as a means to ensure the payment of such revenue.

An affiliated service provider also can come into possession of information that it is prohibited from acting on or disclosing (including on behalf of the Fund) as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the best interest of the Fund or a Portfolio Company. See also “Information Barriers and Restricted Lists” above.

AGS and AGF. Apollo’s affiliate, Apollo Global Securities, LLC (“AGS”) is a securities broker and dealer registered with the SEC and admitted to membership in FINRA. FINRA currently authorizes AGS to engage in

50

the following types of business: (i) broker or dealer making inter-dealer markets in corporate securities over-the-counter; (ii) trading securities for its own account; (iii) broker or dealer selling corporate debt securities; (iv) underwriter or selling group participant (for corporate securities other than mutual funds) in firm commitment offerings; (v) mergers and acquisitions and corporate finance advisory services; (vi) U.S. government securities dealer; (vii) U.S. government securities broker; (viii) private placements of securities; (ix) broker or dealer selling interests in mortgages or other receivables, including asset-backed securities; and (x) marketing of private funds (affiliated and unaffiliated alternative investment vehicles, such as private equity funds, hedge funds and real estate funds), including solicitation activities to qualified purchasers as defined under the 1940 Act. Apollo Global Funding, LLC (“AGF”) is an affiliate of AGS and provides a variety of services with respect to financial instruments that are not subject to broker-dealer regulations, such as arranging, structuring, and syndicating loans, including subscription lines, asset-backed loans, and net asset value facilities or other forms of fund-level financings for Clients and their respective investors, and providing advisory and other similar services, including in respect of secondary trading. AGS and AGF are distinct legal entities that also comprise components of the ACS business. ACS focuses on: (i) sourcing investment opportunities for third parties and Clients and their respective portfolio investments; (ii) maintaining relationships with the capital markets community in an effort to help third parties and Clients and their respective portfolio investments to raise debt and equity capital and optimize capital structures through creative financing solutions; and (iii) structuring capital solutions in an effort to enhance Clients’ and Clients’ portfolio investments’ ability to syndicate, place or otherwise transfer loans, securities and other financial instruments arising from financings in an effort to drive positive outcomes for Clients and their respective portfolio investments (the “ACS Business”). The ACS Business also provides a variety of services with respect to both security and non-security financial instruments, including loans, such as originating, arranging, structuring, and syndicating loans and private debt, as well as providing advisory services and other similar services. The ACS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. The ACS Business may be engaged, either by the corporate borrower (or its sponsor) or by the participating Apollo Clients (including the Fund) to provide services, and arrangements are generally made for the ACS Business to receive its fees directly from the corporate borrower for services rendered (however, if the corporate borrower will not pay or reimburse such fees, the participating Apollo Clients may pay such fees). The Fund’s Board of Trustees has adopted policies and procedures in accordance with applicable 1940 Act laws, rules and regulations governing the ability of the Fund to engage in certain transactions where an affiliate of the Fund, including but not limited to AGS and AGF, may act as an underwriter, placement agent, broker or dealer.

Affiliated Loan Origination and/or Servicing Businesses. Certain Apollo affiliates (such as AGF), Apollo Clients or their existing or potential portfolio investments (including certain Platform Investments) are engaged in the loan origination and/or servicing businesses. For example, loans, such as term loans and revolvers originated by Apollo affiliates, Apollo Clients and/or their respective portfolio investments, could involve the appointment of related parties of Apollo such as MidCap Financial Services, LLC (together with its subsidiaries, “MidCap”), a subsidiary of MidCap FinCo Designated Activity Company, an Apollo Client, or other Platform Investments, as service providers. MidCap is a middle market-focused specialty finance firm that provides senior debt solutions to companies across a wide range of industries and has the ability to, from time to time, provide seller or other forms of financing to a buyer of an existing Portfolio Company that, for example, would be contingent upon the disposition of such Portfolio Company to such buyer. In connection with such activities, conflicts of interest usually arise with respect to, among other things, the role of MidCap or AGF in such transaction, the information available to MidCap or AGF with respect to such transaction and the fees and other terms (including as to whether such terms are at the market rate) on which MidCap or AGF is participating in such transaction. The Fund can acquire loans, structured, arranged and/or placed or arranged by MidCap, AGF or any other related-party loan origination or servicing businesses. To the extent the Adviser makes a determination that the long-term hold of a loan should be reduced from the original amount funded, MidCap, AGF or another affiliated service provider could be engaged to provide syndication or other services as part of the effort to sell-down and receive a fee for the provision of such services; however, it is possible that the corporate borrower does not pay for its expenses of the applicable affiliated service provider, in which case such expenses may be borne by the Apollo Client as an operating expense. In connection with lending activities, MidCap, AGF and/or any

51

other such loan origination or servicing businesses may receive certain fees and services or other compensation, including arranger, brokerage, placement, syndication, solicitation, underwriting, agency, origination, sourcing, structuring, collateral management or loan administration, advisory, commitment, facility, float or other fees, discounts, spreads, commissions, concessions and other fees received, from the borrower or otherwise, and will also receive reimbursement for costs or expenses from the borrower. Such fees, compensation or expense reimbursements received by MidCap or any other related-party loan origination or servicing business (including from the Fund or any of its Portfolio Companies) will be retained by, and be for the benefit of, MidCap, such other related-party loan origination or servicing business or any of their respective affiliates or employees, as applicable, in each case, in accordance with the fee arrangements set forth in the Investment Advisory Agreement, Investment Sub-Advisory Agreement and Affiliate Administration Agreement. The provision of services by MidCap or any other related-party loan origination and/or servicing business to the Fund or Portfolio Companies will not require the review by, or consent of, the shareholders of the Fund or any other independent party.

In addition to the specific examples set forth above, the aforementioned and other affiliated service providers will provide the aforementioned services or other services to Apollo Clients and/or their existing or potential portfolio investments (including the Fund and its existing and potential Portfolio Companies). In addition, an affiliated service provider can, from time to time, participate in underwriting syndicates and/or selling groups with respect to the equity and debt instruments issued or acquired by Apollo Clients or their existing or potential portfolio investments and other entities in or through which Apollo Clients or their existing or potential portfolio investments invest, or in connection with an Apollo Client’s disposition of all or a portion of a portfolio investment to a third party such that an affiliated service provider may facilitate or provide seller financing in connection with such disposition. Subject to the 1940 Act and the Order, any such other affiliated service provider may receive fees, other compensation or reimbursements for costs or expenses in connection with providing services to Apollo Clients or their existing or potential portfolio investments or third parties, including the Fund and its Portfolio Companies. Such fees, compensation or reimbursements received by an affiliated service provider (including from the Fund or any of its existing and potential Portfolio Companies) will be retained by and be for the benefit of the applicable affiliated service providers or any of their respective affiliates or employees.

Apollo Employees of Portfolio Companies or Affiliated Service Providers. Apollo will engage an affiliated service provider to provide services to existing and potential Portfolio Companies. Notwithstanding anything herein to the contrary, where Apollo employees are hired or retained by one or more Portfolio Companies or by an affiliated service provider on behalf of a Portfolio Company, any related compensation will be paid, reimbursed or otherwise borne by the applicable Portfolio Company (or affiliated service provider), and a portion of the overhead related to such employee may also be allocated to such Portfolio Company. For the avoidance of doubt, Apollo or the affiliated service provider may subcontract with third parties for the provision of services that may otherwise be provided by an operating affiliate. In addition, the Fund may acquire a Portfolio Company that is externally or internally managed and replace such management with an affiliate of Apollo, a team of professionals (from within or outside of Apollo) or a combination of the foregoing, in which case, for the avoidance of doubt, the compensation for such services or professionals will be borne by the Portfolio Company. The rate paid for such employees could be in excess of the applicable market rate and are not applied to reduce management fees of management fee-paying investors in Clients and will be retained by and be for the benefit of the applicable affiliated service providers or any of their respective affiliates or employees. Unless otherwise required by a Client’s governing documents, these types of arrangements will not require the consent of a Client’s investors or an advisory board (if applicable) and such rates will not be subject to approval by any of the foregoing.

Apollo Consulting and Other Consultants. Subject to the limitations of the 1940 Act, SEC guidance, the Investment Advisory Agreement, Investment Sub-Advisory Agreement and Affiliate Administration Agreement, the Fund may bear the payments, fees, costs or expenses of certain services provided by, and allocable overhead of, Apollo Consulting as well as industry executives, advisors, consultants and operating executives contracted or

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engaged, directly or indirectly, by the Fund, the Sub-Adviser, any Portfolio Company (including with respect to potential portfolio investments of the Fund) or any affiliated service provider. Certain non-employee industry executives, advisors, consultants and operating executives may be exclusive to Apollo. “Apollo Consulting” consists of one of more entities, including Apollo Investment Consulting LLC, established or utilized by affiliates of Apollo, Apollo Clients or their respective portfolio investments, that facilitate strategic arrangements with, or engagements (including on an independent contractor or employment basis) of, any persons that the Sub-Adviser determines in good faith to be industry executives, advisors, consultants (including operating consultants and sourcing consultants), operating executives, subject matter experts or other persons acting in a similar capacity, to provide consulting, sourcing or other services (any such person, a “Consultant”) to or in respect of the Fund, Portfolio Companies (including with respect to potential portfolio investments of the Fund) and other Apollo Clients and their investments, or to undertake a build-up strategy to originate, acquire and develop assets and businesses in a particular sector or involving a particular strategy. To the extent that for legal, tax, accounting, regulatory or other reasons it is necessary or desirable that the foregoing activities be conducted by, through or with one or more affiliates of the Sub-Adviser or other persons other than Apollo Consulting, such activities will be treated as if they were conducted by Apollo Consulting.

Apollo Clients (including the Fund) and Portfolio Companies for or in respect of which a Consultant providing services will, in each case, typically pay, or otherwise bear (without offset), such Consultant’s fees, costs and expenses incurred in connection with its engagement of such Consultants, as well as any other operating expenses associated with such engagement (including overhead and organizational expenses attributable to Apollo Consulting).

In addition, Consultants may receive other forms of compensation from multiple sources, including the Fund and Portfolio Companies, for services provided for or in respect of the Fund or Portfolio Companies (for example, fees, reimbursement of expenses or compensation received for serving as its director or in a similar capacity or providing analysis of a potential acquisition or sale), and may, as part of their respective arrangements, also be entitled to invest in Portfolio Companies. Any fees, compensation or reimbursements received by Apollo Consulting or any Consultant (including from the Fund or any of its Portfolio Companies) will be retained by, and be for the benefit of, Apollo Consulting, the applicable Consultant or any of their respective affiliates or employees.

While the expertise or responsibilities of a Consultant could be or are similar in certain or substantially all respects to those of a full-time Apollo investment professional employed by Apollo or certain functions that might customarily be performed by an investment professional employed by the manager of a private fund, the fees, costs, expenses or other compensation described above will nonetheless be borne by Apollo Clients or their investments, including the Fund or Portfolio Companies, due to, among other things, factors that distinguish these engagements from those of Apollo investment professionals. Any engagement of the services of Apollo Consulting or any Consultant by the Fund or any of its Portfolio Companies will not require the approval of any shareholder of the Fund or any other independent party. Further, any determinations relating to Apollo Consulting or any Consultant to be engaged by the Fund or any Portfolio Company, will, in each case, be made by Apollo in good faith, which includes Apollo being authorized in its sole discretion to determine that certain functions carried out by Consultants will instead be carried out by Apollo employees, or a mix of Consultants and employees, if, for example, it believes that the ability to offer an employment relationship would provide Apollo with greater flexibility in attracting the personnel it desires.

Operating Partners Generally. With respect to an operating partner, Apollo generally retains, or otherwise enters into a joint venture arrangement with, such operating partner on an ongoing basis through a consulting or joint venture arrangement involving the payment of annual retainer fees or other forms of compensation. Such operating partner may receive success fees, performance-based compensation and other compensation for assistance provided by such operators in sourcing and diligencing investments for the Fund (subject to the requirements of the 1940 Act) and other Apollo Clients. Such annual retainer fees, success fees, performance-based compensation and the other costs of retaining such operating partners may be borne directly by the Fund as

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fund expenses. None of the compensation or expenses described above will be offset against any management fees or incentive compensation payable to the Adviser or Sub-Adviser in respect of the Fund. Such operating partners (including operating partners in which the Fund may own an interest) may operate assets on behalf of the Fund, as well as other Apollo Clients and may also operate assets for third parties.

Selection of Service Providers. As described above, the Adviser will generally select the Fund’s service providers (including affiliated service providers) and will determine the compensation of such providers without review by or the consent of any shareholders of the Fund but with Board approval. The Fund, regardless of the relationship to Apollo of the person performing the services, will bear the fees, costs and expenses related to such services. This will create an incentive for the Adviser to select an affiliated service provider, or to otherwise select service providers based on the potential benefit to Apollo or its affiliates (including service providers in which Apollo holds an interest, even if not affiliated service providers), rather than to the Fund (subject to the requirements of the 1940 Act and applicable guidance). In addition, Apollo or its personnel will at times hold investments in entities that are or could become service providers to a Client or its portfolio companies. Although the relevant Apollo personnel might not have control or other influence over the decisions of the relevant service provider (including whether to enter into a business arrangement with Apollo or portfolio companies of Clients), a conflict of interest or the perception thereof could nevertheless arise in engaging the relevant entity as a service provider in light of the personal benefits that accrue through the investment(s) they hold in the service provider. For example, the Adviser can select service providers that use their or their respective affiliates’ premises, for which the Adviser does not currently, but may in the future, receive overhead, rent or other fees, costs and expenses in connection with such on-site arrangement. Additionally, a Portfolio Company of the Fund may lease space from Apollo, an affiliated service provider or a portfolio investment of another Apollo Client.

Furthermore, the Adviser can engage the same service provider to provide services to the Fund that also provides services to Apollo or one or more of its affiliates, which creates a potential conflict of interest to the extent the interests of such parties are not aligned. For example, a law firm can at the same time act as legal counsel to the Fund, the Adviser or any of their respective affiliates. The Adviser and its affiliates address these conflicts of interest by using reasonable diligence to ascertain whether each service provider (including law firms) provides its service on a “best execution” basis, taking into account factors such as expertise, operational and regulatory controls, availability and quality of service and the competitiveness of compensation rates in comparison with other service providers satisfying Apollo’s or its affiliates’ service provider selection criteria. In addition, in the event such service providers are affiliates of Apollo (as opposed to third parties), the engagement of such providers must typically comply with any conditions applicable to affiliate transactions described herein. Apollo from time to time enters into arrangements with service providers that provide for fee discounts for services rendered to Apollo and its affiliates. For example, certain law firms retained by Apollo discount their legal fees for certain legal services, such as legal advice in connection with firm operational, compliance and related matters. To the extent such law firms also provide legal services to Apollo Clients and Portfolio Companies with respect to such matters, such Apollo Clients and Portfolio Companies also enjoy the benefit of such fee discount arrangements. Legal services rendered for investment transactions, however, are typically charged to Apollo and Apollo Clients without a discount or at a premium. Legal fees for transactions that are not consummated are also typically charged at a discount.

Apollo Compensation-Related Conflicts. The possibility of performance-based compensation with respect to the Fund or any other Apollo Client to which a portion of certain portfolio investments could be syndicated may create an incentive for Apollo to make riskier or more speculative investments on behalf of the Fund (including for eventual syndication to such other Apollo Clients) than it might otherwise make in the absence of such compensation. In addition, the terms of such compensation could incentivize the Sub-Adviser to make decisions regarding the timing and structure of realization transactions that may not be in the best interests of investors. In exercising its discretion over investment and related decisions, the Sub-Adviser may consider such interests and factors as it desires, including its own interests. As such, there can be no assurance that any such conflict will be resolved in a manner that does not adversely affect the Fund or the shareholders of the Fund as a whole.

Additionally, the percentage of profits Apollo is entitled to receive and the terms applicable to such performance-based compensation vary among Apollo Clients. Because the opportunity to receive performance-based

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compensation is based on the success of investments, to the extent the rates or other terms applicable to such compensation differ among Apollo Clients and subject to the 1940 Act, Apollo will be incentivized to dedicate increased resources and allocate more profitable or more attractive investment opportunities to Apollo Clients bearing higher performance compensation rates or to Apollo Clients whose governing documents contain less restrictive terms regarding such compensation. In addition, Apollo will be incentivized to allocate investment opportunities away from Apollo Clients that have suffered losses and have not yet achieved a priority return threshold and, instead, allocate them to Apollo Clients that are more likely to actively generate performance-based compensation. In addition, as contemplated in “Fees and Carried Interest Payable with Respect to Co-Investments” above, the portion of any fees payable in connection with any investment that are allocable to investments by Co-Investors will not reduce management fees paid by any Apollo Client and will be retained by and be for the benefit of the Sub-Adviser or any of its affiliates or employees. Therefore, the Sub-Adviser will be perceived to be incentivized to allocate a greater portion of such investment to Co-Investors than it would have otherwise allocated to Co-Investors in the absence of such arrangements. Apollo has adopted written allocation policies and procedures, as described in “Allocation of Investment Opportunities” above, to help address conflicts arising in the allocation of resources and investment opportunities among Apollo Clients.

Similarly, management fees or higher management fees will be perceived to incentivize Apollo to dedicate increased resources and allocate more profitable or more attractive investment opportunities to Apollo Clients who are charged such management fees or higher management fees. See also “Fees and Carried Interest Payable with Respect to Co-Investments” above.

Finally, the right to receive performance-based compensation also creates a potential conflict of interest in the valuation of investments. Apollo has prepared accounting guidelines regarding the recognition of asset impairment and has also adopted written valuation policies and procedures intended to address conflicts of interest that arise in respect of the valuation of the Fund’s assets. See also “Valuation of Fund Assets” below.

Valuation of Fund Assets. There can be situations in which Apollo is potentially incentivized to influence or adjust the valuation of the Fund’s assets. For example, the Sub-Adviser could be incentivized to employ valuation methodologies that improve the Fund’s track record and increase the adjusted cost of investments used to determine the amount of management fees due. Apollo has adopted valuation policies to address these potential conflicts.

Fees Paid to Apollo. Certain fees received by the Adviser and the Sub-Adviser will not be applied to reduce management fees and a portion of such fees will be retained by and be for the benefit of the Adviser and the Sub-Adviser or any of their respective affiliates or employees, in each case, in accordance with the fee arrangements set forth in the Investment Advisory Agreement, Investment Sub-Advisory Agreement and Affiliate Administration Agreement, as applicable.

Strategic Relationship with Insurance Businesses, including Athene and Athora. Apollo and its affiliates own economic and voting interests in, and manage capital on behalf of, numerous insurance businesses. These relationships, particularly with Athene and Athora, could give rise to conflicts of interest.

Athene Holding Ltd. (together with its subsidiaries, “Athene”) is a financial services company specializing in retirement services that issues, reinsures and acquires retirement savings products in the U.S. and internationally. The products and services offered by Athene include (i) fixed-income and fixed-indexed annuity products, (ii) reinsurance services offered to third-party annuity providers and (iii) institutional products, such as funding agreements.

Athora Holding Ltd. is an insurance holding company that acquires or reinsures blocks of insurance business in the German and broader European life insurance market (together with its subsidiaries, “Athora”). In exchange for an advisory fee, Apollo provides asset management and advisory services to Athene and Athora, including asset allocation services, direct asset management services, asset and liability matching management, merger and

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acquisition services, asset diligence, asset hedging and other asset management services. Apollo also provides sub-allocation services with respect to a portion of Athene’s and Athora’s assets and allocates such assets across Apollo Clients in a manner that often characterizes Athene and Athora as captive permanent capital vehicles in relation to Apollo’s business. Additionally, Apollo and Athene (as well as Apollo and Athora) also have considerable overlap in ownership and, as a result, from time to time Apollo is or may be perceived to be able to exercise significant influence over matters requiring shareholder approval relating to Athene’s and Athora’s businesses, including approval of significant corporate transactions, appointment of members of Athene’s and Athora’s management, election of directors, approval of the termination of Athene’s and Athora’s investment management agreements and determination of Athene’s and Athora’s corporate policies. As a result of the relationship between (x) Apollo and Athene and (y) Apollo and Athora, Athene’s and/or Athora’s participation (as well as the respective accounts or assets that they manage) in an Apollo Client (other than the Fund) is typically accompanied by strategic partnership treatment and in connection with investing Athene’s and Athora’s assets across Apollo Clients (other than the Fund), Apollo grants Athene and Athora certain preferential terms, including reduced management fee and carried interest rates that are lower than those applicable to the other fund investors, access to co-investment opportunities and other preferential terms, that in each case, are not subject to “most favored nations” treatment by other fund investors. Furthermore, as stated above, as Apollo provides asset management and advisory services to Athene and Athora, there will be instances where certain transactions (such as, for example, cross-trades among Apollo Clients (other than the Fund), the provision of financing or other transactions between Apollo Clients or potential or existing portfolio companies of Apollo Clients, on the one hand, and Athene and/or Athora, on the other hand, in each case, subject to the limitations of the 1940 Act) present conflicts of interest from the perspective of the involved parties, which would include Apollo itself or through its ownership of or significant influence over Athene and Athora. For example, and without limiting the foregoing, Athene, Athora and/or their affiliates or portfolio companies can serve as a financing or similar source in connection with the acquisition, financing or disposition of the Fund’s investments in existing or potential portfolio companies or in connection with the activities and business operations of such existing or potential portfolio companies (regardless of the type of investment, be it a control, non-control, preferred equity, structured or other type of investment structure). There will not necessarily be third parties involved in any such transaction in order to seek to ensure, among other things, that the terms of such participation by Athene, Athora and/or their affiliates or portfolio companies will reflect customary or market terms and will be subject to the 1940 Act.

Further, as Athene, Athora and/or their affiliates or portfolio companies invest in a number of Apollo Clients (other than the Fund) and may seek to restructure or otherwise modify their respective balance sheet holdings from time to time, they may request to transfer their interests in Apollo Clients to each other, to portfolio companies of Apollo or Apollo Clients or to third parties. Apollo is incentivized to consent to such transfers (notwithstanding that the applicable general partner can grant or withhold its consent in its sole discretion), due to the fact that such transfers may, among other things, relieve the respective balance sheets of Athene, Athora and/or their affiliates or portfolio companies in a manner that allows them to fund other Apollo Clients or Apollo initiatives. Additionally, Athene holds interests in entities within the Apollo corporate structure that are recipients of all or a portion of the fees earned by the Sub-Adviser. Apollo, any affiliate thereof or one or more Apollo Clients could acquire interests in, Apollo or an affiliate thereof could enter into advisory arrangements with, or any of the foregoing could otherwise transact or enter into relationships with other businesses (such as, by way of example only and not of limitation, other insurance businesses) in a manner similar to the relationships with Athene, Athora and/or their affiliates or portfolio companies, in which case the conflicts and other issues described in this paragraph could apply, potentially more acutely depending on the nature and degree of the relationship, with respect to each such other business.

Creation of Other Entities; Restructuring. Except as expressly prohibited under a contractual restriction to which Apollo is subject, Apollo will be permitted to market, organize, sponsor, act as general partner or manager or as the primary source for transactions for other pooled investment vehicles or managed accounts, which can be offered on a public or private placement basis, and to restructure and monetize interests in Apollo, or to engage in other investment and business activities. Such activities raise conflicts of interest for which the resolution may not be currently determinable.

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Relationship among the Fund, the Sub-Adviser and the Investment Team. The Sub-Adviser will have a conflict of interest between its responsibility to act in the best interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that could result to it or its affiliates from the operation of the Fund, on the other hand. The functions performed by the Sub-Adviser are not exclusive. The officers and employees of the Sub-Adviser and its affiliates will devote such time as the Sub-Adviser deems necessary to carry out the operations of the Fund effectively. The Sub-Adviser has rendered in the past and will continue to render in the future various services to others (including investment vehicles and accounts that have the ability to participate in similar types of investments as those of the Fund) and perform a variety of other functions that are unrelated to the management of the Fund and the selection and acquisition of the Fund’s investments.

Potential Duties to Other Stakeholders. The Sub-Adviser is an affiliate of Apollo. The common stock of Apollo is publicly traded on the New York Stock Exchange. As a result, the Sub-Adviser has incentives relating to the interests of Apollo’s stockholders that could differ from and conflict with the interests of the Fund and its shareholders, such as conflicts arising from the allocation of expenses, special fee offsets and investment opportunities (including without limitation, opportunities in the asset management, financial services and insurance industries). Apollo will endeavor to resolve such conflicts in a manner that Apollo determines in good faith to be fair and equitable to the extent possible under the prevailing facts and circumstances. Apollo will seek to allocate investment opportunities between Apollo and Apollo Clients in accordance with their respective governing documents and will evaluate such opportunities in accordance with its allocation policies and procedures. In the past, the application of such policies has resulted in the allocation by Apollo of certain investment opportunities relating to the alternative investment management business to Apollo rather than to the Apollo Clients, and Apollo expects to allocate such opportunities in a similar manner in the future.

The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund. Prospective investors should read this Registration Statement and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

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PORTFOLIO MANAGERS

Earl Hunt, Christopher Lahoud and James Vanek, each an employee of Apollo and its affiliates, serve as the Fund’s portfolio managers (“Portfolio Managers”). Messrs. Hunt, Lahoud and Vanek are jointly and primarily responsible for overseeing the day to day investment operations of the Fund.

As of December 31, 2025, Mr. Hunt is also primarily responsible for the management of the following types of accounts in addition to the Fund (asset values have been estimated):

Other Accounts by Type	Total Number of Accounts	Total Assets (in millions)	Number of Accounts Subject to a Performance Fee	Total Assets Subject to a Performance Fee (in millions)
Registered Investment Companies	3	$29,901	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0

As of December 31, 2025, Mr. Lahoud is also primarily responsible for the management of the following types of accounts in addition to the Fund (asset values have been estimated):

Other Accounts by Type	Total Number of Accounts	Total Assets (in millions)	Number of Accounts Subject to a Performance Fee	Total Assets Subject to a Performance Fee (in millions)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	20	$29,842	17	$17,225
Other Accounts	3	$408	1	$276

As of December 31, 2025, Mr. Vanek is also primarily responsible for the management of the following types of accounts in addition to the Fund (asset values have been estimated):

Other Accounts by Type	Total Number of Accounts	Total Assets (in millions)	Number of Accounts Subject to a Performance Fee	Total Assets Subject to a Performance Fee (in millions)
Registered Investment Companies	3	$29,901	0	$0
Other Pooled Investment Vehicles	6	$19,418	5	$13,588
Other Accounts	11	$6,810	11	$3,649

The following table indicates the dollar range of equity securities that each portfolio manager beneficially owned in the Fund as of December 31, 2025.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund(1)
Earl Hunt	None
Christopher Lahoud	None
James Vanek	$100,001–$500,000

(1)	Dollar ranges are as follows: $1–$10,000, $10,001–$50,000, $50,001–$100,000, $100,001–$500,000, $500,001–$1,000,000 or over $1,000,000

Compensation

Apollo’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a

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variety of components and may vary from year to year based on a number of factors. The principal components of compensation include base compensation and discretionary compensation.

Base Compensation. Generally, portfolio managers receive an annual salary that is consistent with the market rate of annual salaries paid to similarly situated investment professionals.

Discretionary Compensation. In addition to base compensation, portfolio managers may receive discretionary compensation. Discretionary compensation is based on individual seniority, contributions to Apollo and performance of the client assets that the portfolio manager has primary responsibility for. The discretionary compensation is not based on a precise formula, benchmark or other metric. These compensation guidelines are structured to closely align the interests of employees with those of Apollo and its clients.

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ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by either (i) the portfolio manager who is an employee of the Adviser or (ii) designated employees of the Sub-Adviser and its affiliates. Both the Adviser and the Sub-Adviser are authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser or the Sub-Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as either the Adviser or the Sub-Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, both the Adviser and the Sub-Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if either the Adviser or the Sub-Adviser, as applicable, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, either the Adviser or the Sub-Adviser, as applicable, may select brokers or dealers who also provide brokerage, research and other services to other accounts over which either the Adviser or the Sub-Adviser, as applicable, exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023, the Fund paid $6,226, $34,850 and $0 in brokerage commissions, respectively.

Affiliated Party Brokerage

The Adviser and its affiliates, as well as the Sub-Adviser and its affiliates, will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser, as well as the Sub-Adviser, places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act which places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023, the Fund paid $37,688.32, $0 and $0 in affiliate party brokerage commissions, respectively.

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OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Administrator

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s administrator and fund accountant pursuant to a fund services agreement between ALPS and the Fund. For its services as Administrator and accounting agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

During the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023, the Fund paid $1,107,967, $813,018 and $644,295 in administration and fund accounting fees to ALPS, respectively.

Distributor

ALPS Distributors, Inc. (the “Distributor”), located at 1290 Broadway, Suite 1000, Denver, CO 80203, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

Transfer Agent

SS&C GIDS, Inc., located at 1055 Broadway Boulevard, Kansas City, MO 64105, serves as transfer agent pursuant to a transfer agency agreement between SS&C GIDS, Inc. and the Fund.

Legal Counsel

Simpson Thacher & Bartlett LLP, Washington, D.C., acts as legal counsel to the Fund. Richards, Layton & Finger, P.A., Wilmington, Delaware, acts as special Delaware legal counsel to the Fund.

Custodian

The Bank of New York Mellon Trust Company, National Association (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 601 Travis Street, 16th Floor, Houston, Texas 77002.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Fund as of and for the year ended December 31, 2025, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report incorporated by reference. Deloitte & Touche LLP is located at 30 Rockefeller Plaza, New York, NY 10112.

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FINANCIAL STATEMENTS

The financial statements for the Fund’s fiscal year ended December 31, 2025 and the independent registered public accounting firm’s report contained in the Fund’s annual report dated December 31, 2025 are incorporated by reference to this SAI. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll free at 1-888-926-2688.

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APPENDIX A

PROXY VOTING POLICY OF APOLLO CREDIT MANAGEMENT, LLC

SEC registered advisers that have the authority to vote client proxies (which authority may be implied from a general grant of investment discretion) are required to adopt policies and procedures (i) reasonably designed to ensure that the adviser votes proxies in the best interests of its clients and (ii) that include how the adviser addresses material conflicts that may arise between the adviser’s interests and those of its clients. It is expected that, in most cases, Apollo Credit Management, LLC (the “adviser”) will invest the assets of its clients in securities that do not generally carry voting rights. When a client account does have voting rights in a security, it follows the proxy voting policies and procedures summarized below:

In determining how to vote, officers of the adviser will consult with each other and other investment professionals affiliated with the adviser, taking into account the interests of the adviser’s clients and investors as well as any potential conflicts of interest. The adviser will consult with legal counsel to identify potential conflicts of interest. Where a potential conflict of interest exists, the adviser may, if it so elects, resolve it by following the recommendation of a disinterested third party, including by seeking the direction of the independent directors of the client or, in extreme cases, by abstaining from voting. While the adviser may retain an outside service to provide voting recommendations and to assist in analyzing votes, the adviser does not expect to delegate its voting authority to any third party.

An officer of the adviser will keep a written record of how all such proxies are voted. The adviser will retain records of (1) proxy voting policies and procedures, (2) all proxy statements received (or it may rely on proxy statements filed on the SEC’s EDGAR system in lieu thereof), (3) all votes cast, (4) investor requests for voting information, and (5) any specific documents prepared or received in connection with a decision on a proxy vote. If it uses an outside service, the adviser may rely on such service to maintain copies of proxy statements and records, so long as such service will provide a copy of such documents promptly upon request.

The adviser’s proxy voting policies are not exhaustive and are designed to be responsive to the wide range of issues that may be subject to a proxy vote. In general, the adviser will vote proxies in accordance with these guidelines unless: (1) it has determined otherwise due to the specific and unusual facts and circumstances with respect to a particular vote, (2) the subject matter of the vote is not covered by these guidelines, (3) a material conflict of interest is present, or (4) it is necessary to vote contrary to the general guidelines to maximize shareholder value or the best interests of the adviser’s clients. In reviewing proxy issues, the adviser generally uses the following guidelines:

Elections of Directors: In general, the adviser will vote in favor of the management-proposed slate of directors. If there is a proxy fight for seats on a portfolio company’s board of directors, or the adviser determines that there are other compelling reasons for withholding a vote, it will determine the appropriate vote on the matter. The adviser may withhold votes for directors that fail to act on key issues, such as failure to: (1) implement proposals to declassify a board, (2) implement a majority vote requirement, (3) submit a rights plan to a shareholder vote or (4) act on tender offers where a majority of shareholders have tendered their shares. Finally, the adviser may withhold votes for directors of non-U.S. issuers where there is insufficient information about the nominees disclosed in the proxy statement or where, in the adviser’s discretion, the cost of voting will outweigh the perceived benefit.

Appointment of Auditors: The adviser believes that the board of an issuer remains in the best position to choose its independent auditors and the adviser will generally support management’s recommendation in this regard.

Changes in Capital Structure: Changes in an issuer’s charter or by-laws may be required by state or federal regulation. In general, the adviser will cast client votes in accordance with management on such proposals. However, the adviser will consider carefully any proposal regarding a change in corporate structure that is not required by state or federal regulation.

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Corporate Restructurings, Mergers and Acquisitions: The adviser believes proxy votes dealing with corporate reorganizations are an extension of the investment decision. Accordingly, the adviser will analyze such proposals on a case-by-case basis and vote in accordance with its perception of client interests.

Proposals Affecting Shareholder Rights: The adviser generally will vote in favor of proposals that give shareholders a greater voice in the affairs of an issuer and oppose any measure that seeks to limit such rights. However, when analyzing such proposals, the adviser will balance the financial impact of the proposal against any impairment of shareholder rights as well as of a client’s investment in the issuer.

Corporate Governance: The adviser recognizes the importance of good corporate governance. Accordingly, the adviser generally will favor proposals that promote transparency and accountability within an issuer.

Anti-Takeover Measures: The adviser will evaluate, on a case-by-case basis, any proposals regarding anti-takeover measures to determine the measure’s likely effect on shareholder value dilution.

Stock Splits: The adviser generally will vote with management on stock split matters.

Limited Liability of Directors: The adviser generally will vote with management on matters that could adversely affect the limited liability of directors.

Social and Corporate Responsibility: The adviser will review proposals related to social, political and environmental issues to determine whether they may adversely affect shareholder value. The adviser may abstain from voting on such proposals where they do not have a readily determinable financial impact on shareholder value.

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PART C-OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: Financial Highlights.

Part B: The following financial statements of the Registrant are incorporated by reference to Registrant’s Annual Report for the year ended December 31, 2025 filed with the SEC on March 6, 2026:

Consolidated Schedule of Investments as of December 31, 2025

Consolidated Statement of Assets and Liabilities as of December 31, 2025

Consolidated Statement of Operations for the Year Ended December 31, 2025

Consolidated Statement of Changes in Net Assets for the Year Ended December 31, 2025

Consolidated Statement of Cash Flows for the Year Ended December 31, 2025

Notes to Consolidated Financial Statements for the Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2025

2. Exhibits

a(1).	Amended and Restated Declaration of Trust (Incorporated by reference to Post-Effective Amendment No. 21 filed on April 7, 2023)

a(2).	Restated Certificate of Trust (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

b.	Amended and Restated By-Laws (Incorporated by reference to Post-Effective Amendment No. 21 filed on April 7, 2023)

c.	Not applicable

d(1).	Instruments Defining Rights of Security Holders. See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant’s Agreement and Declaration of Trust. See also, Article 12, “Meetings” of shareholders of the Registrant’s By-Laws

d(2).	Multiple Class Plan (Incorporated by reference to Post-Effective Amendment No. 4 filed on August 11, 2017)

e.	Dividend Reinvestment Plan (Incorporated by reference to Post-Effective Amendment No. 21 filed on April 7, 2023)

f.	Not applicable

g(1).	Second Amended and Restated Management Agreement (Incorporated by reference to Post-Effective Amendment No. 24 filed on April 29, 2025)

g(2).	Second Amended and Restated Investment Sub-Advisory Agreement with Apollo Credit Management, LLC (Incorporated by reference to Post-Effective Amendment No. 24 filed on April 29, 2025)

h(1).	Distribution Agreement (Incorporated by reference to Post-Effective Amendment No. 7 filed on April 30, 2018)

h(2).	Shareholder Servicing Plan Under the Investment Company Act of 1940 (Incorporated by reference to Post-Effective Amendment No. 4 filed on August 11, 2017)

h(3).	Form of Broker-Dealer Selling Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

h(4).	Distribution Plan for Class C Shares (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)

h(5).	Distribution Plan for Class L Shares (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

h(6).	Distribution Plan for Class M Shares (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

h(7).	Amendment to the Distribution Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

i.	Not applicable

j.	Amended and Restated Global Custody Agreement (Incorporated by reference to Post-Effective Amendment No. 23 filed on April 9, 2024)

k(1).	Administration, Bookkeeping and Pricing Services Agreement (Incorporated by reference to Post-Effective Amendment No. 2 filed on March 2, 2017)

k(2).	Amendment to the Administration, Bookkeeping and Pricing Services Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

k(3).	Amended and Restated Multi-Class Expense Limitation Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

k(4).	Class F Expense Limitation Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

k(5).	Services Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

k(6).	Administration Agreement between the Fund and the Sub-Adviser (Incorporated by reference to Post-Effective Amendment No. 24 filed on April 29, 2025)

l.	Opinion of Counsel (Incorporated by reference to Post-Effective Amendment No. 21 filed on April 7, 2023)

m.	Not applicable

n.	Consent of Independent Registered Public Accounting Firm (filed herewith)

o.	Not applicable

p(1).	Investment Letter (Incorporated by reference to Pre-Effective Amendment No. 3 filed on March 27, 2017)

q.	Not applicable

r(1).	Code of Ethics of the Fund (Incorporated by reference to Post-Effective Amendment No. 24 filed on April 29, 2025)

r(2).	Code of Ethics of the Adviser and Sub-Adviser (filed herewith)

r(3).	Code of Ethics of the Principal Underwriter/Distributor (Incorporated by reference to Post-Effective Amendment No. 13 filed on April 29, 2020)

s(1).	Powers of Attorney for Meredith Coffey, Christine Gallagher, Kenneth Seifert, Michael Porter, Earl Hunt and Carl J. Rickertsen (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

s(2).	Power of Attorney for Sheryl Schwartz (filed herewith)

Item 26. Marketing Arrangements

Not Applicable.

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Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

The Registrant and the Adviser, Apollo Capital Credit Adviser, LLC, are affiliates of Apollo Global Management, Inc. ADCF Offshore Holdings LLC, a Cayman Islands exempted company, and ADCF Lender LLC, ADCF Alpha SPV LLC, ADCF Beta SPV LLC, CRDTX SPV I, LLC, and CRDTX SPV II, LLC, each a Delaware Limited Liability Company, are each wholly-owned subsidiaries of the Registrant.

Item 29. Number of Holders of Securities as of March 31, 2026:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership for Class A	983
Shares of Beneficial Ownership for Class C	1,397
Shares of Beneficial Ownership for Class I	10,948
Shares of Beneficial Ownership for Class F	276
Shares of Beneficial Ownership for Class L	216
Shares of Beneficial Ownership for Class M	1

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant’s Amended and Restated Declaration of Trust (the “Declaration of Trust”), filed as Exhibit (a)(1) hereto, and to Section 7 of the Registrant’s Distribution Agreement, filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the

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Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-108959), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

ALPS Fund Services, Inc., the Registrant’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 1290 Broadway, Suite 1000, Denver, CO 80203. The other required books and records are maintained by the Adviser at 9 West 57th Street, New York, New York 10019.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. Registrant undertakes to suspend the offering of its shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. The Registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) Not applicable;

(2) if the Registrant is subject to Rule 430C 17 CFR 230.430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration

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statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. The Registrant hereby undertakes:

(a) Not applicable.

(b) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5. Not applicable.

6. Not applicable.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of April, 2026.

APOLLO DIVERSIFIED CREDIT FUND

By:	/s/ Earl Hunt
Name:	Earl Hunt
Title:	Chairman, President and Trustee

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates.

Name	Title	Date

/s/ Earl Hunt Earl Hunt	Chairman, President and Trustee (Principal Executive Officer)	April 29, 2026

Meredith Coffey*	Trustee	April 29, 2026

Christine Gallagher*	Trustee	April 29, 2026

Michael Porter*	Trustee	April 29, 2026

Carl J. Rickertsen*	Trustee	April 29, 2026

Sheryl Schwartz*	Trustee	April 29, 2026

/s/ Kenneth Seifert Kenneth Seifert	Treasurer and Principal Financial Officer (Principal Financial and Accounting Officer)	April 29, 2026

*By:	/s/ Kristin Hester
Kristin Hester

As Attorney-in-Fact-Pursuant to Powers of Attorney filed as Exhibits s(1) and s(2).

April 29, 2026

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Exhibit Index

n	Consent of Independent Registered Public Accounting Firm

r(2)	Code of Ethics of the Adviser and Sub-Adviser

s(2)	Power of Attorney for Sheryl Schwartz

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